Jason L. Bradshaw

Senior Variable Compliance Consultant

North American Companies

for Life and Health Insurance

525 West Van Buren •  Chicago, Illinois 60607

Phone:  800.800.3656, Ext. 27878 •  Fax: 312.648.7778

E-Mail:  jbradshaw@sfgmembers.com

December 15, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

 RE: Midland National Life Separate Account C

        File Number: 333-176870

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of Pre-Effective Amendment No. 1 to Registration Statement 333-176870, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

We acknowledge that:

•        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Midland National Life Insurance Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

If you have any comments or questions about this filing, please contact Fred Bellamy of Sutherland Asbill & Brennan LLP at 202-383-0126 or fred.bellamy@sutherland.com.

Sincerely,

/s/

Jason L. Bradshaw

Senior Variable Compliance Consultant

Cc:       Frederick R. Bellamy

            Sutherland Asbill & Brennan LLP

[Midland National Letterhead]

December 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    LiveWell Variable Annuity

File Number: 333-176870

Commissioners:

            Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “1933 Act”) Midland National Life Separate Account C (File Number: 333-176870), hereby requests acceleration of pre-effective amendment number 1 to the effective date of the above-captioned registration statement on Form N-4 under the 1933 Act and that the registration statement be declared effective on December 22, 2011, or as soon thereafter as reasonably practicable.

                                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

                                    By: Midland National Life Insurance Company

                                                            By: _/s/_           ___________________

                                                                 Steven C. Palmitier

                                                                  President & Chief Operating Officer

[Sammons Financial Network Letterhead]

December 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: LiveWell Variable Annuity

      File Number: 333-176870

Commissioners:

            Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “1933 Act”) Sammons Financial Network, LLC, the principal underwriter, hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-4 under the 1933 Act, and that it be declared effective on December 22, 2011, or as soon thereafter as reasonably practicable.

                                                Sammons Financial Network, LLC

                                                By: _/s/__________________             _______

                                                            Susan E. Mersereau

                                                             Chief Compliance Officer

As filed with the Securities and Exchange Commission on December 15, 2011
Registration Nos. 333- 176870
811-07772

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	o
Pre-Effective Amendment No. 1	x
Post-Effective Amendment No.	o
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY	o
ACT OF 1940
Amendment No. 112	x

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

(Exact Name of Registrant)

MIDLAND NATIONAL LIFE INSURANCE COMPANY (Name of Depositor)

     One Sammons Plaza, Sioux Falls, SD 57193 (Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (605) 335-5700

Name and Address of Agent for Service:	Copy to:

Stephen P. Horvat, Jr.	Frederick R. Bellamy, Esq.
Senior Vice President – Legal	Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company	1275 Pennsylvania Avenue,
N.W.
Sammons Financial Group	Washington, DC 20004-2415
525 W. Van Buren
Chicago, IL 60607

It is proposed that this filing will become effective:
o	Immediately upon filing pursuant to paragraph (b) of Rule 485
o	On	pursuant to paragraph (b) of Rule 485
o	60 days after filing pursuant to paragraph (a) of Rule 485
o	On	pursuant to paragraph (a) of Rule 485

Title of securities being registered:
LiveWell Variable Annuity
Individual Flexible Premium Variable Annuity Contracts.

Approximate Date of Proposed Public Offering: ----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

LiveWell Variable Annuity Prospectus

December 22, 2011

An Individual Flexible Premium Deferred Variable Annuity

issued by: Midland National Life Insurance Company

through the Midland National Life Separate Account C

This prospectus describes what You should know before purchasing the LiveWell Variable Annuity contract.  Please read this prospectus carefully and keep it for future reference.

The LiveWell Variable Annuity (the “Contract”) is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs.  The minimum initial premium for a contract is $10,000.

The investment options available under your Contract are listed on the next page.  No one insures or guarantees any of these investments.  Separate prospectuses describe the investment objectives, policies and risks of each investment option.

Replacing an existing annuity with the Contract may not be of financial benefit to you.  Your existing annuity may be subject to fees or penalties on surrender.  Compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

We pay compensation to broker/dealers whose registered representatives sell the Contract.  See “Distribution of the Contracts” for additional information about the amount of compensation We pay.

A Statement of Additional Information (“SAI”) about the contract and the Midland National Life Separate Account C, dated December 22, 2011 has been filed with the Securities and Exchange Commission (“SEC”).  The SAI is available free of charge by accessing the SEC’s Internet website (www.sec.gov) or upon request, free of charge, by writing to Us at Our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547 or by calling Our Customer Service Center toll-free (866) 747-3421.  The table of contents of the SAI is included at the end of this prospectus and is incorporated herein by reference.  The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC.

You may allocate Your premiums to the Separate Account investment options (see Definitions) that invest in a specified mutual fund portfolio.  The investment  options  are part of the following series funds or trusts:

• Alger Portfolios	• Janus Aspen Series
• BlackRock Variable Series Fund, Inc.	• Legg Mason Partners Variable Equity Trust
• Calvert Variable Series, Inc.	• MFS Variable Insurance Trust
• DWS Variable Insurance Portfolios	• PIMCO Variable Insurance Trust
• Eaton Vance Variable Trust	• Pioneer Variable Contracts Trust
• Fidelity Variable Insurance Products	• The Prudential Series Funds
• Franklin Templeton Variable Insurance Funds	• Royce Capital Fund
• Ivy Funds Variable Insurance Products	• Rydex Variable Funds

Your accumulation value in the investment options will increase or decrease based on investment performance of the mutual fund portfolios.  You bear this risk.  No one insures or guarantees any of these investments.  Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT DESCRIBED IN THIS PROSPECTUS IS NOT A BANK DEPOSIT, NOT AN OBLIGATION OF A BANK, AND IS NOT GUARANTEED BY A BANK.  THIS CONTRACT IS NOT INSURED OR GUARANTEED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY.  THE CONTRACT INVOLVES INVESTMENT RISK INCLUDING POSSIBLE LOSS OF PRINCIPAL.

The Separate Account investment options (the “subaccounts”) currently available under Your Contract are:

1. Alger Capital Appreciation Portfolio Class S	43. Janus Aspen Series Perkins Mid Cap Value Portfolio Service Class
2. BlackRock Basic Value V.I. Fund Class III	44. Janus Aspen Worldwide Portfolio Service Shares
3. BlackRock Capital Appreciation V.I. Fund Class III	45. Legg Mason ClearBridge Variable Mid Cap Core Portfolio Class II
4. BlackRock Equity Dividend V.I. Fund Class III	46. Legg Mason Western Asset Variable Global High Yield Bond Portfolio Class II
5. BlackRock Global Allocation V.I. Fund Class III	47. MFS VIT II Global Tactical Allocation Portfolio Service
6. BlackRock Large Cap Core V.I. Fund Class III	48. MFS VIT II International Value Portfolio Service Class
7. BlackRock Large Cap Growth V.I. Fund Class III	49. MFS VIT II New Discovery Portfolio Service Class
8. Calvert VP SRI Equity Portfolio	50. MFS VIT II Utilities Portfolio Service Class
9. Calvert VP SRI Mid Cap Growth Portfolio	51. PIMCO VIT All Asset Portfolio Advisor Class
10. DWS Alternative Asset Allocation Plus VIP Portfolio Class B	52. PIMCO VIT Commodity Real Return Strategy Portfolio Advisor Class
11. DWS Dreman Small Mid Cap Value VIP Class B	53. PIMCO VIT Emerging Markets Bond Portfolio Advisor Class
12. DWS Global Small Cap Growth VIP B	54. PIMCO VIT Global (Unhedged) Bond Portfolio Advisor Class
13. DWS Large Cap Value VIP Class B	55. PIMCO VIT Global Multi-Asset Portfolio Advisor Class
14. Eaton Vance VT Floating-Rate Income	56. PIMCO VIT High Yield Portfolio Advisor
15. Eaton Vance VT Large-Cap Value	57. PIMCO VIT Low Duration Portfolio Advisor Class
16. Fidelity VIP Contrafund Portfolio Service Class 2	58. PIMCO VIT Real Return Portfolio Advisor Class
17. Fidelity VIP Emerging Markets Fund Class Service 2	59. PIMCO VIT Short-Term Portfolio Advisor Class
18. Fidelity VIP High Income Portfolio Service Class 2	60. PIMCO VIT Total Return Portfolio Advisor Class
19. Fidelity VIP Mid Cap Portfolio Service Class 2	61. Pioneer Bond VCT Portfolio Class ll
20. Fidelity VIP Money Market Portfolio Service Class 2	62. Pioneer Equity Income VCT Portfolio Class II
21. Fidelity VIP Overseas Portfolio Service Class 2	63. Pioneer Fund VCT Portfolio Class II
22. Fidelity VIP Real Estate Portfolio Service Class 2	64. Pioneer High Yield VCT Portfolio Class II
23. Fidelity VIP Strategic Income Portfolio Service Class 2	65. Pioneer Strategic Income VCT Portfolio Class II
24. Fidelity VIP Value Strategies Portfolio Service Class 2	66. Prudential Series Fund Jennison 20/20 Focus Portfolio Class II
25. Franklin Mutual Shares Securities Fund Class 2	67. Prudential Series Fund Natural Resources Portfolio Class II
26. Franklin Rising Dividends Securities Fund Class 2	68. Prudential Series Fund SP Prudential U.S. Emerging Growth Portfolio Class II
27. Ivy Funds VIP Asset Strategy	69. Royce Capital Fund - Micro-Cap Portfolio Service Class
28. Ivy Funds VIP Dividend Opportunities	70. Royce Capital Fund - Small-Cap Portfolio Service Class
29. Ivy Funds VIP Energy	71. Rydex|SGI Variable DWA Sector Rotation
30. Ivy Funds VIP Global Natural Resources	72. Rydex|SGI Variable Inverse Government Long Bond Strategy
31. Ivy Funds VIP Growth	73. Rydex|SGI Variable Inverse Mid-Cap Strategy
32. Ivy Funds VIP International Core Equity	74. Rydex|SGI Variable Inverse Russell 2000® Strategy Fund
33. Ivy Funds VIP International Growth	75. Rydex|SGI Variable Inverse S&P 500 Strategy
34. Ivy Funds VIP Mid Cap Growth	76. Rydex|SGI Variable S&P 500 Pure Growth Fund
35. Ivy Funds VIP Science and Technology	77. Rydex|SGI Variable S&P MidCap 400 Pure Growth Fund
36. Ivy Funds VIP Small Cap Growth	78. Rydex|SGI Variable Trust Managed Futures Strategy Fund
37. Ivy Funds VIP Small Cap Value	79. Rydex|SGI Variable Trust Multi-Hedge Strategies Fund
38. Janus Aspen Balanced Portfolio Service Class	80. Rydex|SGI Variable U.S. Long Short Momentum
39. Janus Aspen Flexible Bond Portfolio Service Class	81. Templeton Developing Markets Securities Fund Class 2
40. Janus Aspen Global Technology Portfolio Service Class	82. Templeton Foreign Securities Fund Class 2
41. Janus Aspen Janus Portfolio Service Shares	83. Templeton Global Bond Securities Class 2
42. Janus Aspen Overseas Portfolio Service Shares

These investment options are open to new premiums and investment transfers.  More information can be found in the appendices.  “Appendix A – Separate Account Investment Options” highlights each subaccount’s investment objectives and adviser (and any subadviser or consultant), as well as any recent portfolio changes.

If You have received a summary prospectus for any of the investment options available through Your contract, You may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information, shown on the front of the Fund’s summary prospectus.

DEFINITIONS

SUMMARY

Features of LiveWell Variable Annuity

Your “Free Look” Right

Your Accumulation Value

Flexible Premium Payments

Investment Choices

Transfers

Frequent or Disruptive Transfers

Surrenders and Partial Withdrawals

Administrative Procedures

Risk of Increases in Fees and Charges

Death Benefit

Fees and Expenses

Periodic Charges Other Than Portfolio Expenses

Range of Annual Operating Expenses for the Portfolios1

Expense Examples

Financial Information

Charges and Fees

Surrender Charge

Mortality and Expense Risk Charge

Asset Based Administration Charge and Quarterly Contract Maintenance Fee

Premium Taxes

ADDITIONAL INFORMATION ABOUT LIVEWELL VARIABLE ANNUITY

Suitability of the Contract

Other Products

Inquiries And Correspondence

Electronic Account Information

State Variations

Our Separate Account C And Its Investment options

Amounts In Our Separate Account

We Own The Assets Of Our Separate Account

Our Right To Change How We Operate Our Separate Account

DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

Free Look

Tax-Free “Section 1035” Exchanges

Premium Payments

Allocation of Premium Payments

Changing Your Premium Allocation Percentages

Your Accumulation Value

Transfers of Accumulation Value

Transfer Limitations

Surrenders and Partial Withdrawals

Systematic Withdrawals

Dollar Cost Averaging

Portfolio Rebalancing

Death Benefit

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

Asset Based Administration Charge and Quarterly Contract  Maintenance Fee

Transfer Charge

Charges In The Funds

Premium Taxes

Other Taxes

FEDERAL TAX STATUS

Introduction

Annuity Contracts in General

Qualified and Nonqualified Contracts

Minimum Distribution Rules and Eligible Rollover Distributions

Diversification and Distribution Requirements

Surrenders and Partial Withdrawals – Nonqualified Contracts

Multiple Contracts

Withholding

Annuity Payments

Medicare Tax

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

Taxation of Death Benefit Proceeds

Transfers, Assignments or Exchange of Contracts

Possible Tax Law Changes

Federal Estate Taxes

Generation- Skipping Transfer Tax

Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010

Annuity Purchases by Residents of Puerto Rico

Foreign Tax Credits

Maturity Date

Electing an Annuity Payment Option

Fixed Payment Options

Payment Options

ADDITIONAL INFORMATION

Midland National Life Insurance Company

Our Financial Condition

Fund Voting Rights

How We Determine Your Voting Shares

Voting Privileges of Participants In Other Companies

Our Reports to Owners

Contract Periods, Anniversaries

Dividends

Performance

Change of Address Notification

Modification to Your Contract

Your Beneficiary

Assigning Your Contract

When We Pay Proceeds From This Contract

Distribution Of The Contracts

Regulation

Legal Proceedings

Legal Matters

Financial Statements

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS

Investment Policies of the Funds’ Portfolios

Availability of the Portfolios

APPENDIX B – STATE VARIATIONS

DEFINITIONS

For Your convenience, below is a glossary of the special terms We use in this prospectus.  These terms are generally in bold face type throughout this document.

Accumulation Unit means the units credited to each investment option in the Separate Account before the maturity date.

Accumulation value means the sum of the amounts You have in the investment option(s) of Our Separate Account under Your inforce contract. This may also be referred to as account value.

Annuitant means the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The annuitant  may not be changed during the annuitant’s  lifetime.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from Your contract under one of the annuity payment options.  An election to annuitize Your contract may be irrevocable.  If You elect to annuitize Your contract, You will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Beneficiary means the person or persons to whom the contract’s death benefit will be paid in the event of the death of the owner .

Business Day means any day the New York Stock Exchange is open for regular trading.  Our business day ends when the New York Stock Exchange closes for regular trading generally 3:00 p.m. Central Time.

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month. If the date is not a calendar date, We look forward to the first day of the next calendar month. For example, assume a contract is issued on January 31st; subsequent contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the issue date in each three-month period.  If the date is not a calendar date, We look forward to the first day of the next calendar month.  For example, assume a contract is issued on January 31st; contract  quarters  will begin on the first day of each quarter (May 1, July 31, and October 31st).

Contract Year means a year that starts on the issue date or on each contract anniversary thereafter.

Customer Service Center means where You must send correspondence, service or transaction requests, and inquiries to P.O. Box 758547 Topeka, Kansas, 66675-8547 or via fax (866) 511-7038. Please note:  Premium payments must be sent to P.O. Box 758546, Topeka, Kansas, 66675-8546. The overnight mailing address is 200 SW 6th Avenue, Topeka, Kansas 66603-3704, this should only be used for mail delivered via a courier.

Death Benefit means the amount that We will pay to the beneficiary in the event of the death of the owner  if the contract is still inforce.

Funds means the investment companies, more commonly called mutual fund company families, available for investment by Our Separate Account on the issue date or as later changed by Us.

Gain means the difference, if any, between Your accumulation value and the total premiums received less any reduction for partial withdrawals on a dollar for dollar basis.

Good Order means all of the information necessary to process a transaction, as We determine in Our discretion.  For more detailed information see “Administrative Procedures” on page 10.

Gross Premium means Your premium payment(s) before any partial withdrawals.

Issue Age means the age of the owner on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries, contract months, contract quarters, and contract years are determined.

Investment Option means an option or division of Our Separate Account which invests exclusively in one share class of one investment portfolio of a Trust or Fund.  Usage of the term subaccount(s) and  Investment Division shall have the same meaning as Investment Option(s) throughout this prospectus.

Maturity Date means the date, specified in Your contract, on which income payments will begin.  The earliest possible maturity date is the 1st contract anniversary at which time You may annuitize Your full accumulation value.  The maximum maturity date is the contract anniversary immediately following the annuitant’s 115th birthday.

Net Premium means total premiums received less any reductions for partial withdrawals.  Partial withdrawals will reduce the net premium by the same proportion that the partial withdrawal reduced the accumulation  value. .

Owner means the person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the contract.

Payee means the person who is entitled to receive annuity payments after annuitization.  On or after the maturity  date, the owner will be the payee.  The beneficiary  is the payee  of the proceeds at the death of the Owner, if the date of death is prior to the maturity date.

Principal Office means Midland National Life Insurance Company’s principal place of business located at 4350 Westown Parkway, West Des Moines, IA  50266.  Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to Our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to Us.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.  Our Separate Account is divided into subaccounts.

Subaccount means an option or division of Our Separate Account which invests exclusively in one share class of one investment portfolio of a Trust or Fund.  Usage of the term subaccount(s) and Investment Division shall have the same meaning as Investment Option(s) throughout this prospectus.

Surrender Value means the Separate Account accumulation value on the date of surrender less any premium tax and quarterly contract maintenance fee. This may also be referred to as cash surrender value.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one business day and ending at the close of regular trading on the New York Stock Exchange on the next business day.  Midland National reserves the right to revise the definition of Valuation period as needed in accordance with applicable federal securities laws and regulations.

Written Notice means a notice or request submitted in a written form satisfactory to Us, that is signed by the owner and received by Us at Our Customer Service Center in good order at P.O. Box 758547, Topeka, Kansas 66675-8547 or via fax (866) 511-7038. The overnight mailing address is 200 SW 6th Avenue, Topeka, Kansas 66603-3704.

SUMMARY

In this prospectus “We,” “Our,” “Us,” “Midland National,” and “Company” mean Midland National Life Insurance Company.  “You” and “Your” mean the owner of the contract.  We refer to the person who is covered by the contract as the “owner,” because the annuitant and the owner might not be the same.

This summary provides only a brief overview of the more important features of the contract. The detailed information appearing later in this prospectus further explains the following summary.  Please read this entire prospectus, Your Contract and the SAI for more detailed information.  The prospectus discloses all material features and benefits of the contract. Unless otherwise indicated, the description of the Contract in this prospectus assumes that the Contract is inforce.

Features of LiveWell Variable Annuity

The LiveWell Variable Annuity, a flexible premium deferred variable annuity, described in this prospectus provides for accumulation of assets (the “accumulation value”) and payment of annuity payments.  The contract is designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contract is available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract).  This contract does not offer any additional tax benefits when purchased under a qualified plan.  See “Suitability of the Contract” on page 13 for more detailed information.

Replacing an existing annuity with the Contract may not be of financial benefit to You.  Your existing annuity may be subject to fees or penalties on surrender.  Compare the fees, charges, coverage provisions and limitations, if any, of Your existing contract with those of the Contract described in this prospectus.

This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes.  You should not buy this contract:

•         if You are looking for a short-term investment; or

•         if You cannot risk getting back less money than You put in.

Your “Free Look” Right

You can examine the contract and return it to Us for any reason within ten (10) days after You receive it for a refund of the accumulation value (which may be more or less than the premium payments You paid), or if greater and required by Your state, the original amount of Your premium payment.  Longer free look periods apply in some states and in certain situations.  See “Free Look” on page 17 for more details.

Your Accumulation Value

Your accumulation value depends on:

•         the amount and frequency of premium payments,

•         the selected subaccount’s investment experience,

•         partial withdrawals, and

•         charges and deductions.

You bear the investment risk under the contract.  There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account.

Flexible Premium Payments

You may pay premiums whenever You want, prior to annuitization,  and in whatever amount You want, within certain limits.  The minimum initial premium for a contract is $10,000.  You may make additional payments of $1,000 or more at any time after the free-look period.  We will also accept additional payments via automatic bank draft in amounts of $250 or more per month.

Unless You receive approval from Us, the maximum amount of premium You can pay into this contract prior to the maturity date is $2,000,000.  An initial or additional premium that would cause the contract value of all annuities that You maintain with Midland National to exceed $5,000,000 requires Our prior approval.  This limit is calculated for each annuitant or owner and is based on all active contracts.

Investment Choices

You may allocate Your accumulation value to the investment options of Our Separate Account available under this contract.  Currently, We do not limit the maximum number of investment options. However, We reserve the right to limit the maximum number of investment options invested in at any one time.

For a full description of the investment options, see the Funds’  prospectuses, which accompany this prospectus.  See “APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS” on page 37 for more information. .

Each investment option pays a different investment management or advisory fee and has different operating expenses.   More detail concerning each investment options’ fees and expenses is contained in the prospectus provided by the fund company.

We allocate Your premiums and investment allocations to the investment options You choose.  The value of Your contract will fluctuate daily during the accumulation period depending on the investment options You have chosen; You bear the investment risk.

Transfers

We currently do not charge for transfers between investment options, but reserve the right to charge $15 per transfer for transfers in excess of 15 per contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs. We also reserve the right to limit the number of transfers You may make and may otherwise modify or terminate transfer privileges if required by Our business judgment or in accordance with applicable law or pursuant to Our agreements with the underlying Funds.  We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all, or specific contract owners.  See “Transfer Limitations” on page 19 for more information. Your ability to make transaction requests may be limited as to the time, frequency and dollar amount when using a third-party investment advisor.

Frequent or Disruptive Transfers

Frequent, large, programmed, or short-term transfers among the investment options (“Harmful Trading”) can cause risks with adverse effects for other contract owners  (and beneficiaries and portfolios).  These risks and harmful effects include:

•         dilution of the interests of long-term investors in an investment option if transfers into the option are made at unit values that are priced below the true value or transfers out of the investment option are made at unit values priced higher than the true value (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

•         an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and

•         increased brokerage and administrative expenses.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment options of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

Individuals or organizations that use market-timing strategies and make frequent transfers should not purchase the contract.

Surrenders and Partial Withdrawals

We do not deduct any surrender charges for partial withdrawals or full surrenders.  You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin.  Withdrawals, also known as partial withdrawals, will reduce Your accumulation value.  See “Surrenders and Partial Withdrawals” on page 21 for more information.

You may also elect a systematic withdrawal option.  See “Systematic Withdrawals” on page 22.

A partial withdrawal or surrender (including withdrawals to pay third-party investment advisers) may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 ½.  Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income.  See, “FEDERAL TAX STATUS” on page 25, and “Electing an Annuity Payment Option” on page 29.  Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

For certain surrenders, a signature guarantee may be required.  See “Administrative Procedures” below.

Administrative Procedures

We may accept a request for contract service in writing, by telephone, or other approved electronic means at Our Customer Service Center, subject to Our administrative procedures, which vary depending on the type of service requested and may require proper completion of certain forms, providing appropriate identifying information and/or other administrative requirements.  We will process Your request at the accumulation unit value next determined after You have met all administrative requirements in good order.

Good Order means that any required forms are accurately filled out and that We have all the signatures and other information We require, including Written Notice and proper notification, as We determine in Our discretion. To the extent applicable, this information and documentation generally includes Your completed application or service form, the contract number, the transaction amount (in dollars or percentages as applicable), the full names of and allocations to and/or from the investment options affected by the requested transaction, the signatures of all contract owners, exactly as registered on the contract, social security number or taxpayer I.D. and any other information or supporting documentation that We may require.  Please sign and date all of Your requests. With respect to purchase requests, good order also generally includes receipt of sufficient funds by Us to effect the purchase.  We may, in Our sole discretion, determine whether any particular transaction request is in good order, and We reserve the right to change or waive any good order requirements at any time.

For transactions submitted by telephone or internet, the transaction must be completed in good order prior to the close of regular trading of the New York Stock Exchange, generally 3:00 p.m. Central Time.

Signature guarantees are required for withdrawals or surrenders of $100,000 or more.

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services.  They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.  An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program.  This includes many national and state banks; savings banks and savings and loan associations; securities brokers and dealers; and credit unions.  The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which You do business.  Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee.  Notarization will not substitute for a signature guarantee.

Risk of Increases in Fees and Charges

Certain fees and charges assessed against the contract are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum levels.

Death Benefit

The LiveWell Variable Annuity contract pays a death benefit when the owner dies before the maturity date, if the contract is still inforce.

If the owner dies on or after the maturity date, then any remaining guaranteed  amounts, other than the amount payable to, or for the benefit of, the owner’s  surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner’s  death.  Other rules relating to distributions at death apply to qualified contracts.  Premium taxes may also be deducted from all death benefit proceeds.

Fees and Expenses

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the contract.  The first table lists the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer accumulation value between investment options.  Premium taxes may also be deducted.

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
Surrender Charge (as a percentage of premiums withdrawn)	None
Premium Tax[1]	0% to 3.5%
Transfer Charge[2]	$0 - $15

1 Premium tax is based on current resident state and varies by state.  If applicable in Your state, it is generally payable upon full surrender, death, or maturity.

2 We reserve the right to charge $15 per transfer for transfers in excess of 15 per contract year.

Periodic Charges Other Than Portfolio Expenses

The next table lists the fees and expenses that You may pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

Separate Account Quarterly Expenses	Guaranteed Maximum	Current Charge
Quarterly Contract Maintenance Fee[1]	$15	$10

Separate Account Annual Expenses	Guaranteed Maximum	Current Charge
Mortality & Expense Risk Charge[2]	1.50%	1.00%
Asset Based Administration Charge[2]	0.75%	0.35%

Total Separate Account Annual Expenses	2.25%	1.35%

1Currently the annual amount is $40 and may not exceed $60.  The quarterly fee is collected on each contract quarter anniversary, on or before the maturity date, and on full surrender.  We reserve the right to change this fee, however it will not exceed $60 annually.  If Your accumulation value or net premium is greater than $50,000 on the contract quarter anniversary or full surrender, no contract maintenance fee is charged.

The quarterly contract maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the quarterly contract maintenance fee on an investment of less than $50,000.  In the examples, the quarterly contract maintenance fee is approximated as an annual asset charge of 0.30% (based on the maximum $60 charge) or 0.20% (based on the current $40 charge) assuming an expected average accumulation value of $20,000.

2This charge is a percentage of average accumulation value in each investment option.  This annual charge is deducted daily.

For information concerning compensation paid for the sale of contracts, see “Distribution Of The Contracts” on page 34.

Range of Annual Operating Expenses for the Portfolios1

The next item shows the lowest and highest total operating expenses charged by the Fund companies for the year ended December 31, 2010 (before any fee waiver or expense reimbursement).  Expenses may be higher or lower in the future.  More detail concerning each Fund company’s fees and expenses is contained in the prospectus for each Fund company.

Total Annual Fund Company Operating Expenses	Lowest	Highest
(expenses that are deducted from fund company assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)	0.51%	2.14%

1The Fund expenses used to prepare this table were provided to Us by the Fund(s). We have not independently verified such information. The expenses are those incurred as of the fiscal year ending December 31, 2010. Current or future expenses may be higher or lower than those shown.

Expense Examples

The following examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.  These costs include contract owner transaction expenses, quarterly maintenance fees, Separate Account annual expenses, and Fund company operating expenses (for the year ended December 31, 2010).

Both examples assume that You invest $10,000 in the contract for the time periods indicated.  The Examples also assume that Your investment has a 5% return each year.  Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1:  This example assumes that the charges are at the highest guaranteed level, and the highest level of portfolio expenses (without voluntary waiver of fees or expenses).

1 Year	3 Years	5 Years	10 Years
$422	$1276	$2143	$4372

Example 2:  This example assumes that the charges are at the current levels, and the lowest level of portfolio expenses (without voluntary waivers of fees or expenses).

1 Year	3 Years	5 Years	10 Years
$193	$597	$1027	$2223

The examples do not reflect premium taxes (which may range up to 3.5%, depending on the jurisdiction).

These examples should not be considered a representation of past or future expenses.  Actual expenses may be greater or lower than those shown.  The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.

Financial Information

Our financial statements and financial statements for the Separate Account are in the SAI.  You may obtain a free copy of the SAI by checking the appropriate box on the application form, calling Us toll-free at (866) 747-3421, faxing Us at (866) 511-7038, or writing Us at Our Customer Service Center, Midland National Life Insurance Company,  P.O. Box 758547, Topeka, Kansas 66675-8547.

Charges and Fees

Surrender Charge

Sales charges are not deducted from premium payments.  There is no surrender charge on surrenders or withdrawals, even in the first contract year.

Mortality and Expense Risk Charge

We deduct a 1.00% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense risks and other risks under the contract.  (See “Mortality and Expense Risk Charge” on page 24.)

Asset Based Administration Charge and Quarterly Contract Maintenance Fee

We deduct an asset based administration charge of 0.35% per annum against all accumulation values held in the Separate Account.  In addition, We currently deduct a quarterly contract maintenance fee of $10 from each contract.  This fee is collected on each contract quarter anniversary, on or before the maturity date, and on full surrender.  We reserve the right to increase this charge, however, it will not exceed $60 per contract year or $15 per contract quarter.  If Your accumulation value or net premium is greater than $50,000 on the contract quarter anniversary date or at the time of a full surrender, no quarterly contract maintenance fee is charged.  If Your accumulation value ever becomes insufficient to pay this charge, then Your contract will terminate without value. (See “CHARGES, FEES AND DEDUCTIONS” on page 24.)

Third-Party Registered Investment Advisor Fee

You may elect to have a third-party registered investment advisor, in connection with allocations among the investment options, You can request that We take withdrawals from Your contract to pay the advisory fees provided We have received documentation from You and Your adviser.  Midland National does not endorse any advisers, nor do We provide investment advice. Any such withdrawal may be taxable, and prior to age 59 ½ may be subject to a 10% penalty tax.  You should consult a tax advisor.  Your ability to make transaction requests may be limited as to the time, frequency and dollar amount when using a third-party investment advisor.

Premium Taxes

We will deduct the amount of any premium taxes levied by a state or any government entity from Your accumulation value at surrender, death or annuitization.  (See “Premium Taxes” on page 25).

ADDITIONAL INFORMATION ABOUT LIVEWELL VARIABLE ANNUITY

Suitability of the Contract

Because of the fees and expenses and possible loss of principal, the contracts are not appropriate for short-term investment.  In addition, non-qualified contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans.  The tax-deferred feature of the contract is most favorable to those in high tax brackets.  The tax-deferred feature is not necessary for a tax-qualified plan.  In such instances, purchasers should consider whether other features, such as the death benefit and lifetime annuity payments make the contract appropriate for their purposes.  Before purchasing a contract for use in a qualified plan, You should obtain competent tax advice both as to the tax treatment of the contract and the suitability of the investment for Your particular situation.

This contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.  By purchasing this contract, You represent and warrant that You are not purchasing or intending to use this contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios.  These contracts may have different charges and may offer different benefits.  We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs.  To obtain more information about these contracts, contact Your registered representative, or call Us at (866) 747-3421.

Inquiries And Correspondence

If You have any questions about Your contract or need to make changes, then contact the registered representative who sold You the contract, or contact Us at Our Customer Service Center:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone : (866) 747-3421 (toll-free)

Fax : (866) 511-7038 (toll-free)

You currently may send correspondence and transaction requests to Us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our Service Representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday  (Central Standard Time), excluding holidays and any day the New York Stock Exchange is not open.  Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at Our Customer Service Center and will not receive that day’s price.  The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request.  We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine.  We may revoke facsimile, internet and telephone transaction privileges at any time for some or all contract owners.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the annuitant or an owner, or other identifying information.  We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile or telephone requests that We believe to be genuine.  We may record all telephone requests.  There are risks associated with requests made by facsimile (possible falsification of faxed documents by others) or telephone (possible falsification of contract owner identity) when the original signed request is not sent to Our Customer Service Center.  You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available.  Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may prevent or delay Our receipt of Your request.  If You are experiencing problems, You should mail Your correspondence and transaction request to Our Customer Service Center.

Electronic Account Information

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that You promptly notify Us of any change in Your e-mail address, in order to avoid any disruption of deliveries to You. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting Our Customer Service Center. You may obtain more information and assistance at the www.srslivewell.com or by writing Us at Our mailing address P.O. Box 758547, Topeka, Kansas 66675-8547 or by telephone at (866) 747-3421.

State Variations

Certain provisions of the contracts may be different than the general description in this prospectus, and certain options may not be available, because of legal restrictions in Your state.  See Your contract for specific variations since any such variations will be included in Your contract or endorsements attached to Your contract.  See Your registered representative or contact Our Customer Service Center for additional information that may be applicable to Your state. For more information see “APPENDIX B – STATE ” on page 44.

Our Separate Account C And Its Investment options

The “Separate Account” is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law.  It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.  This registration does not involve any SEC supervision of its management or investment contracts.  The Separate  Account is divided into subaccounts, called investment options, each of which invests exclusively in shares of one investment portfolio of a Trust or Fund.  You may allocate part or all of Your premiums to any of the investment options of Our Separate Account available under this contract (some restrictions may apply).

You will find information about the Trusts and Funds currently available under Your Contract in “Appendix A – Separate Account Investment Options”.  Appendix A includes information about investment objectives and advisers (and any subadviser or consultant).

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge).  More detailed information about the portfolios and their investment objectives, policies, risks, charges, expenses and other aspects of their operations, appear in their prospectuses and in each portfolio’s Statement of Additional Information.  You should read the funds’  prospectuses carefully before investing, allocating or transferring money to any portfolio.  You can receive a current copy of a prospectus (or summary prospectus) for each of the portfolios by contacting Your registered representative or by calling Our Customer Service Center at (866) 747-3421 or writing to Our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547.

The funds, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates.  These payments may be derived, in whole or in part, from the fees disclosed in the funds’ prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund.  Contract owners, through their indirect investment in the funds, bear the costs of these fees.  The amount of these payments may be substantial, may vary between funds  and portfolios, and generally are based on a percentage of the assets in the funds  that are attributable to the contracts and other variable insurance products issued by Midland National.  These percentages currently range up to 0.50%  annually.  Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, marketing, and administering the contracts,  and, in its role as an intermediary, the funds.  Midland National and its affiliates may profit from these payments.

Amounts In Our Separate Account

The amount You have in each investment option is represented by the value of the accumulation units credited to Your accumulation value for that investment option.  The value You have in an investment option is the accumulation unit value times the number of accumulation units credited to You.  Amounts allocated, transferred or added to the investment options are used to purchase accumulation units.  Accumulation units of an investment option are purchased when You allocate premiums  or transfer amounts to that option.  Accumulation units are sold or redeemed when You make a surrender, partial withdrawal or transfer amounts from an investment option, and to pay the death benefit when the owner dies.  We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment option by dividing the dollar amount of the transaction by the investment option’s accumulation unit value at the end of that day, if it is a business day. If it is not a business day, We will use the unit value on the next business day.   The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment option have different accumulation unit values.  We determine accumulation unit values for the investment options at the end of each business day.  The accumulation unit value for each investment option is initially set at $10.00 when it is added to Our Separate Account.  Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds.  They reflect investment income, the portfolios’ realized and unrealized capital gains and losses, and the funds’ expenses.  The accumulation unit values also reflect the daily asset charges We deduct from Our Separate Account currently at an effective annual rate of 1.35%.  Additional information on the accumulation unit values is contained in the SAI.

We Own The Assets Of Our Separate Account

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts.  We may permit charges owed to Us to stay in the Separate Account.  Thus, We may also participate proportionately in the Separate Account.  These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our Fixed Account.  The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.  The obligations under the contracts are Our obligations.  The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses.  Under certain unlikely circumstances, one investment option of the Separate Account may be liable for claims relating to the operations of another division.

Our Right To Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account.  In making any changes, We may not seek approval of contract owners  (unless approval is required by law).  We have the right to:

•         add investment options to, or remove investment options from Our Separate Account;

•         combine two or more divisions within Our Separate Account;

•         withdraw assets relating to Our variable annuities from one investment option and put them into another;

•         eliminate a portfolio’s shares and substitute shares of another portfolio of the funds or another open-end, registered investment company.  This may happen if the portfolio’s shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account’s purposes.  However, if required, We would first seek approval from the Securities and Exchange Commission and the insurance regulator where the contract is delivered;

•         end the registration of Our Separate Account under the Investment Company Act of 1940;

•         operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of “interested persons” of Midland under the Investment Company Act of 1940); and

•         operate Our Separate Account or one or more of the investment options in any other form the law allows, including a form that allows Us to  make direct investments.  In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment option, then You will be notified.  We may, for example, cause the investment option to invest in a mutual fund other than or in addition to the current portfolios.

If automatic allocations (such as premiums automatically deducted from Your bank account, or dollar cost averaging or automatic rebalancing) are being made into an investment option that is removed or no longer available, and if You do not give Us other instructions, then any amounts that would have gone into the removed or closed investment option will be allocated to the [XYZ Fund Company] Money Market investment option.

If You are enrolled in a dollar cost averaging, automatic rebalancing, automatic premiums, or a comparable program while an underlying investment option merger, substitution or liquidation takes place, unless otherwise noted in a communication from Us, Your accumulation value invested in such investment  option  will be transferred automatically to the designated surviving investment option in the case of mergers, the replacement investment  option  in the case of substitutions, and an available Money Market Fund in the case of investment option liquidations. Your DCA or automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving investment option, the replacement investment option or a Money Market Fund for any continued and future investments.

You may want to transfer the amount in that investment option as a result of changes We have made.  If You do wish to transfer the amount You have in that investment option to another division of Our Separate Account, then You may do so, without charge, by writing to Our Customer Service Center.  At the same time, You may also change how Your premiums  are allocated.

DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

Any person wishing to purchase a contract may submit an application form and an initial premium payment of at least $10,000.  The sale must take place through a representative who is licensed and registered to sell the contract.  The maximum issue age for the contract is 90 (the owner’s  age).

If Your application is complete and in good order (see “Administrative Procedures” on page 10), then We will accept or reject it within two business days of receipt.  If the application is incomplete, then We will attempt to complete it within five business days.  If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for the delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete.  Your initial premium is held in a non-interest bearing suspense account (which is part of Our general account) until Your contract is issued or Your premium is refunded.  While Your premium is in that account, Your premium is not protected from claims of Our general creditors.

We will allocate Your initial premium payment according to Your instructions if We receive it or accept Your application (whichever is later) at Our Customer Service Center before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time).  We will then price the accumulation units purchased with Your premium payment at the unit value determined at the close of that regular trading session of the New York Stock Exchange.  If We receive Your initial premium payment or accept Your application (whichever is later) after the close of regular trading on the New York Stock Exchange, We will credit accumulation units at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling registered representative to forward the application to Us promptly, or because of delays in his broker dealer determining that the contract is suitable for You.  Any such delays will affect when Your contract can be issued and when Your premium payment is allocated among investment options of Our Separate Account.

We may offer other variable annuity contracts that have different death benefits, contract features, and optional benefits.  However, these other contracts also have different charges that would affect Your investment performance and accumulation value.  To obtain more information about these other contracts, contact Our Customer Service Center.

Free Look

You may cancel Your contract within Your ten (10) day Free Look period.  We deem the Free Look period to expire 10 days after You have received Your contract.  Some states and situations may require a longer Free Look period.  To cancel Your contract, You need to return Your contract to the registered representative who sold it to You or to Our Customer Service Center.  If You cancel Your contract, then We will return:

•         The accumulation  value  (which may be more or less than the premium payments You paid), or

•         If greater and required by Your state, Your premiums minus any partial withdrawals.

Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.  Before making an exchange, You should compare both annuities carefully.  Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity and other charges may be higher (or lower) and the benefits may be different.  You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise). If You purchase the contract in exchange for an existing annuity contract from another company, We may not receive Your premium payment from the other company for a substantial period of time after You sign the application and send it to Us, and We cannot credit Your premium to the contract until We receive it. You should consult with and rely upon a tax advisor if You are considering a contract exchange.

Premium Payments

You can make additional premium payments at any time prior to annuitization and in whatever amount You want, within certain limits. Your initial investment must be at least $10,000.  You may make additional payments of $1,000 or more at any time after the free-look period.  We will also accept additional payments via automatic bank draft in amounts of $250 or more per month.  Unless You receive approval from us, the maximum amount of premium You can pay into this contract prior to the maturity date is $2,000,000.  In addition, an initial or additional premium that would cause the contract value of all annuities that You maintain with Midland National to exceed $5,000,000 requires Our prior approval.  This limit is calculated for each annuitant or owner and is based on all active contracts.

Premium payments will be credited as of the end of the valuation period in which they are received by Us, in good order. Investments after the initial premium payment may be made at any time up to the maturity date. We may refuse to accept certain forms of premium payments (e.g. third party checks, traveler’s checks, money orders).  We reserve the right to accept or reject any premium payment or form of payment.

The mailing address to send premium payments to Us is: Midland National Life Insurance Company, P.O. Box 758546, Topeka, Kansas 66675-8546.

Allocation of Premium Payments

You will specify Your desired premium allocation on the contract’s application form.  Your instructions in Your application will dictate how to allocate Your premiums.  Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100.  The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions.  We reserve the right to limit the number of investment options in which You can allocate Your accumulation value.

Changing Your Premium Allocation Percentages

You may change the allocation percentages of Your premiums by writing to Our Customer Service Center and telling Us what changes You wish to make.  We may offer other means to make this type of request with proper authorization and verification. These changes will affect transactions as of the date We receive Your request at Our Customer Service Center.  Changing Your allocation instructions will not change the way Your existing accumulation value is allocated among the investment options. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise.  (See “Dollar Cost Averaging” on page 22).

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the various investment options.  Your accumulation value will vary daily to reflect the investment performance of the investment option(s) You select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the contract.   Transaction charges are made on the effective date of the transaction.  Charges against Our Separate Account are reflected daily.

There is no guaranteed minimum accumulation value for amounts allocated to the investment options of Our Separate Account.  You bear the investment risk.  An investment option’s performance will cause Your accumulation value to go up or down each day.

Transfers of Accumulation Value

You generally may transfer amounts among the investment options prior to maturity date, unless otherwise noted.  The minimum transfer amount is $100 or 100% of the investment  option  if less than $100.  The minimum amount does not have to come from or be transferred to just one investment option.  The only requirement is that the total amount transferred that day equals the transfer minimum.

Completed transfer requests received at Our Customer Service Center in good order before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange.  If We receive Your completed transfer request in good order after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

For information regarding telephone or facsimile requests, see “Inquiries And Correspondence” on page 13.  Transfers may be delayed under certain circumstances.  See “When We Pay Proceeds From This Contract” on page 34. We currently do not charge for transfers between investment options, but reserve the right to charge $15 per transfer for transfers in excess of 15 per contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs.

We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners.

Transfer Limitations

Frequent, large, programmed or short-term transfers among investment options, such as those associated with “market timing” transactions, can adversely affect the portfolios and the returns achieved by contract owners.  In particular, such transfers may dilute the value of the portfolios’ shares, interfere with the efficient management of the portfolios’ investments, and increase brokerage and administrative costs of the portfolios.  In order to try to protect Our contract owners  and the portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the “Market Timing Procedures”).  Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the investment options of the Separate Account that may adversely affect other contract owners  or portfolio shareholders.

More specifically, currently Our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading.  We currently define excessive trading as:

•         More than one purchase and sale of the same investment option within a 60-calendar day period, commonly referred to as a “round trip”.  Two or more “round trips” involving the same investment option within a 60-calendar day period is considered excessive trading.

•         Six round-trips involving the same investment option within a twelve month period.

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters.  We will review those transfers (and other transfers in the same contract) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful.  We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that contract’s transfer privileges and We will not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 business days.  We will attempt to inform the contract owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days.  If We do not succeed in reaching the contract owner or registered representative by phone, We will send a letter by first class mail to the contract owner’s  address of record.

We reserve the right to apply Our market timing procedures to all of the investment options available under the contracts, including those investment options that invest in portfolios that affirmatively permit frequent and short-term trading in other variable annuity contracts offered by Us or other insurance companies.  Therefore, if You allocate premiums or Your accumulation value to this type of investment option, You may indirectly bear the effects of market timing or other frequent trading. These portfolios might not be appropriate for long-term investors.  For a complete description of each Funds’ trading policies, review each Funds’ prospectus.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and if so We will take appropriate action to protect others.  In particular, We may, and We reserve the right to, reverse a potentially harmful transfer.  If so, We will inform the contract owner and/or registered representative. You will bear any investment loss involved in a reversal.

To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers.  If this occurs, We will attempt to contact You by telephone for further instructions.  If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment option.  You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract.  Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and may include personal contract information, including names and social security numbers or other tax identification numbers.  As a result of this information sharing, a fund company may direct us to restrict a contract owner’s transactions if the fund determines that the contract owner has violated the funds’ excessive/frequent trading policy.  This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.  We are contractually obligated to comply with all restrictions imposed by the portfolios. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In Our sole discretion, We may revise Our Market Timing Procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other contract owners  or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers).   We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors such as the size of transfers made by contract owners  within given periods of time, as well as the number of “round trip” transfers into and out of particular investment options for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more contracts that We believe are connected (for example, two contracts with the same owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the DCA program and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment option to investment option, and may be more restrictive with regard to certain investment options than others.  We may not always apply these detection methods to investment options investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.  Currently, We do not intend to apply these frequent trading detection methods or restrictions to funds that are open for frequent transfers, indicated by an “*” in the list shown on page 2 of this prospectus.

We reserve the right to place restrictions on the methods of implementing transfers for all contract owners  that We believe might otherwise engage in trading activity that is harmful to others.  For example, We might only accept transfers by original ‘wet’ contract owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future.

Contract owners  seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection.  Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations.  In addition, the terms of the contract may also limit Our ability to restrict or deter harmful transfers.  Furthermore, the identification of contract owners  determined to be engaged in transfer activity that may adversely affect other contract owners  or portfolios shareholders involves judgments that are inherently subjective.  Accordingly, despite Our best efforts, We cannot guarantee that Our Market Timing Procedures will detect every potential market timer. Some market timers may get through Our controls undetected and may cause dilution in unit value to others. We apply Our Market Timing Procedures consistently to all contract owners  without special arrangement, waiver, or exception.  We may vary Our Market Timing Procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions.  In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed large, or short-term transfers among investment options of variable policies issued by other insurance companies or among investment options available to retirement plan participants.

Surrenders and Partial Withdrawals

You may withdraw all or part of Your surrender value by sending Us a written request at Our Customer Service Center in good order.  The surrender value is the Separate Account accumulation value minus any quarterly contract maintenance fees.  In some states a premium tax charge may also be deducted.  Surrenders may be restricted by a retirement plan under which You are covered.  Partial withdrawals must be made in amounts of $1,000 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500.  If a partial withdrawal results in less than $500 remaining, then the entire accumulation value must be withdrawn.  A full surrender request, regardless of the accumulation value, must be submitted in writing. We reserve the right to change this process at any time. For a full surrender, You must send in Your contract with Your surrender request or sign a lost contract statement.

Any required tax withholding will be deducted from the amount paid.  In addition, upon full surrender a quarterly contract maintenance fee (and possibly a premium tax charge) may also be subtracted.

Completed surrender or partial withdrawal requests received in good order at Our Customer Service Center before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender or partial withdrawal request in good order after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

We will generally pay the surrender or partial withdrawal amount from the Separate Account within seven days after We receive a properly completed surrender or partial withdrawal request in good order.  In some cases, ‘good order’ requires a signature guarantee.  See “Administrative Procedures” on page 10. We may defer payment for more than seven days when:

•         trading on the New York Stock Exchange is restricted as defined by the SEC;

•         the New York Stock Exchange is closed (other than customary weekend and holiday closing);

•         an emergency exists as defined by the SEC as a result of which disposal of the Separate Account’s securities or determination of the net asset value of each investment option is not reasonably practicable;

•         for such other periods as the SEC may by order permit for the protection of owners; or

•         Your premium check has not cleared Your bank.

See “When We Pay Proceeds From This Contract” on page 34.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

Unless You specify otherwise, Your partial withdrawal will be deducted from all investment options in the same proportion as Your accumulation value bears to each investment option.

A surrender will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Withdrawals may be restricted under certain qualified contracts. You should consult with and rely on Your tax advisor before making a surrender. See “FEDERAL TAX STATUS” on page 25.

Systematic Withdrawals

The systematic withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically.  These payments can be made only: (1) while the owner is living, (2) before the maturity date, and (3) after the Free Look period.  You may elect this option by sending a properly completed service form to Our Customer Service Center.  You may designate the systematic withdrawal amount or the period for systematic withdrawal payments.  You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, or annually.  See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then We will process Your withdrawal at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.  The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment options.

You can stop or modify the systematic withdrawals by sending Us a written notice.  A proper written notice must include the consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least $100.  Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis.  We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100.  Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds.  In no event will the payment of a systematic withdrawal exceed the surrender value.  The contract will automatically terminate if a systematic withdrawal causes the contract’s surrender value to equal zero.

To the extent, if any, that there is gain in the contract, systematic withdrawals generally are included in the contract owner’s  gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 ½.  Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables You to make monthly, quarterly, semi-annual or annual transfers of a predetermined dollar amount from the DCA source account (any investment option) into one or more of the investment options. Your accumulation value must be at least $10,000 to initiate the DCA program.  The minimum monthly amount to be transferred using DCA is $100.

This program may reduce the impact of market fluctuations by allocating monthly, as opposed to allocating the total amount at one time.  This plan of investing does not insure a profit or protect against a loss in declining markets.

Only one active DCA program is allowed at a time.  You must complete the proper request form and send it to Our Customer Service Center, and there must be a sufficient amount in the DCA source account.  The  source account must have a minimum of $1200 beginning balance to start a DCA program. For any DCA, the minimum amount of time at set-up is 3 months. There is no maximum set-up time limit. We reserve the right to limit or change the minimum and maximum timeframes for the DCA program. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account.   The DCA request form will specify:

•         the DCA source account from which transfers will be made,

•         the total monthly amount to be transferred to the other investment options, and

•         how that monthly amount is to be allocated among the investment options.

Once You elect DCA, additional premiums  can be allocated to the DCA source account by sending them in with a DCA request form or written instructions.  Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise.  All amounts in the DCA source account will be available for transfer under the DCA program.

If it is requested when the contract is issued, then DCA will start on the contract anniversary of the second contract month.  If it is requested after issue, then DCA will start on the contract  anniversary  of the next contract month after the request is received.  DCA will not begin until the end of the free look period.

You may stop the DCA program at any time by sending Us written notice.  We reserve the right to end the DCA program by sending You one month’s notice.  You may not elect a DCA program with the Portfolio Rebalancing option.

We do not charge any specific fees for You to participate in a DCA program.

Portfolio Rebalancing

The Portfolio Rebalancing option allows contract owners, to have Us automatically reset the percentage of accumulation value allocated to each investment option to a pre-set percentage level on a quarterly, semi-annual, or annual basis.  Portfolio Rebalancing is not available when there is an active DCA program on the contract. If You elect this option, then on the contract anniversary date, We will transfer the amounts needed to “rebalance” the accumulation value to Your specified percentages.  Rebalancing may result in transferring amounts from an investment option earning a relatively high return to one earning a relatively low return. Your accumulation value must be at least $10,000 to initiate a portfolio rebalancing program. ..

Portfolio rebalancing will remain in effect until We receive Your written termination request.  We reserve the right to end the portfolio rebalancing option by sending You one month’s notice.  Contact Us at Our Customer Service Center to elect the portfolio rebalancing option.

There is no charge for portfolio rebalancing transfers.

Death Benefit

If the owner dies before the maturity date and while the contract is still inforce, We will pay the death benefit to the beneficiary once We receive (at Our Customer Service Center) satisfactory proof of the owner’s  death, an election of how the death benefit is to be paid, and any other documents or forms required all in good order.  Once You choose a Death Benefit, You cannot change it.

If an owner dies prior to the maturity date, then the death benefit must be paid within 5 years of the owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint owners the death benefit is paid upon the first death.

Spousal Continuation is available only if the spouse (1) was married to the deceased owner, as recognized by Federal law, as of the date of the deceased owner’s death, and (2) is the sole primary beneficiary. A surviving  spouse may choose to treat the contract as his/her own contract.

If the sole beneficiary  is not the spouse, the surviving joint owner will be the designated primary beneficiary  and any other beneficiaries  on record will be treated as contingent beneficiaries.

When a death benefit is paid on the death of an owner or a joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee’s life expectancy, and payments must begin within one year of the date of death.

The amount of the death benefit will be calculated based on the greater of (a) accumulation value or (b) net  premiums  paid on the business day that Our Customer Service Center receives a complete death benefit claim, which includes all of the following in good order: (a) proof of death acceptable to us, (b) an election of how the death benefit is to be paid, and (c) any other documents or forms that We require. If there are multiple beneficiaries, each beneficiary will receive their proportional share of the death proceeds as of the date We receive an election of how their portion of the death benefit  is to be paid. Payment will include interest to the extent required by law.

After the date on which We receive an original death certificate or a copy of the death certificate via facsimile, the beneficiary  has the option of transferring the accumulation value to the Money Market investment option.  Before the date on which the first complete death benefit claim is received, if there are multiple beneficiaries, then they all must join in such a transfer request.

If the owner dies on or after the maturity date, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the owner’s death. Other rules relating to distributions at death apply to qualified contracts.

If any owner is a non-natural person, the death benefit is paid upon the death of an annuitant.

If joint owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as owner and annuitant can affect whether the death benefit is payable, the amount of the benefit, and who will receive it. Use care when naming owners, annuitants, and beneficiaries, and consult Your registered representative if You have questions.  Premium taxes may be deducted from the death benefit proceeds.

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

We deduct a daily charge for mortality and expense risks currently at an effective annual rate to 1.00% of the accumulation values in the Separate Account.  The investment option’s accumulation unit values reflect this charge.  We expect to profit from this charge.  We may use the profit for any purpose including paying distribution expenses.  However, the level of this charge is guaranteed for the life of the contract and may not be increased after the contract is issued.

The mortality risk We bear arises, in part, from Our obligation to make monthly annuity payments regardless of how long the annuitant  or any individual may live.  These payments are guaranteed in accordance with the annuity tables and other provisions contained in Your contract.  This assures You that neither the longevity of the annuitant , nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the contract.  Our obligation, therefore, relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement.  The mortality risk also arises, in part, because of the risk that the death benefit may be greater than the accumulation value.  We also assume the risk that other expense charges may be insufficient to cover the actual expenses We incur.

Asset Based Administration Charge and Quarterly Contract  Maintenance Fee

We deduct a daily charge for asset based administration expenses at an effective annual rate of 0.35% of the accumulation values in the Separate Account.  We deduct an quarterly contract maintenance fee of $10.  This fee is collected on each contract quarter anniversary on or before the maturity date, and on surrenders.  We reserve the right to increase this charge, however, it will not exceed $15 per contract quarter.  If Your accumulation value or net premium is greater than $50,000 on the contract quarter anniversary or at full surrender, no quarterly contract maintenance fee is charged.  We deduct this charge proportionally from each investment option.  This charge is for Our record keeping and other expenses incurred in maintaining the contracts.  If Your accumulation value ever becomes insufficient to pay this charge, then Your contract will terminate without value.

Transfer Charge

We reserve the right to charge $15 per transfer for transfers in excess of 15 per contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs.

Charges In The Funds

The funds charge their portfolios for managing investments and providing services.  The portfolios may also pay operating expenses.  Each portfolio’s charges and expenses vary. See the prospectus provided by the fund company for more information.

Premium Taxes

Midland will deduct from Your accumulation value at full surrender, death or annuitization a charge for any premium taxes levied by a state or any other government entity.  Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5% and is based on Your current residence state.  This range is subject to change.  The Company currently deducts such charges from contracts issued in the states of California, Maine, Nevada, South Dakota, West Virginia, Wyoming and the territory of Puerto Rico.  These states and jurisdictions are subject to change.

Other Taxes

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts.  We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

FEDERAL TAX STATUS

Introduction

NOTE:  We have prepared the following information on federal income taxes as a general discussion of the subject.  It is not intended as tax advice to any individual.  No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a contract.  You should consult Your own tax advisor about Your own circumstances.  We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement.  Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out.  This is referred to as tax deferral.  There are different rules as to how You will be taxed depending on how You take the money out and the type of contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the account value over the investment in the contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Nonqualified Contracts

If You invest in a variable annuity as part of an individual retirement plan, Your contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-qualified Contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with the plans listed below.  There is additional information about qualified contracts in the SAI.

•         Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.  Distributions from an IRA are generally subject to tax and, if before age 59½, may be subject to a 10% penalty tax.

•         Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax.  .  The owner  may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions.  If You are attempting to satisfy these rules before the maturity date, the value of any enhanced death benefit may need to be included in calculating the amount required to be distributed. Consult with and rely upon Your tax advisor. In addition, the income for a specified period option may not always satisfy minimum required distribution rules. Consult with and rely upon Your tax advisor before electing this option.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity.  The annuity must also meet certain distribution requirements at the death of the annuitant or an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI.  Midland may modify the contract to attempt to maintain favorable tax treatment.

Surrenders and Partial Withdrawals – Nonqualified Contracts

If You make a partial withdrawal from a nonqualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments.  When You make a partial withdrawal. You are taxed on the amount of the surrender that is gain.  If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceed the “investment in the contract,” which is generally Your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums).  Withdrawals from nonqualified contracts to pay third party registered investment advisor fees are treated as taxable withdrawals.  Different rules apply for annuity payments and under qualified contracts.  See “Annuity Payments” below.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty.  The amount of the penalty is equal to 10% of the amount that is includable in income.  Some surrenders will be exempt from the penalty.  In general, this includes any amount:

•         paid on or after the taxpayer reaches age 59½;

•         paid after an owner dies;

•         paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•         paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•         paid under an immediate maturity; or

•         which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above.  You should consult Your tax adviser with regard to exceptions from the penalty tax.

Multiple Contracts

All nonqualified deferred contracts that are issued by Midland (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs.

Withholding

Distributions from qualified and nonqualified contracts are generally subject to withholding for Your federal income tax liability.  The withholding rate varies according to the type of distribution and Your tax status except with respect to eligible rollover distributions, as described above. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option You select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined by dividing the “investment in the contract” on the maturity date by the total expected value of the annuity payments for the term of the payments.  This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income.  Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after annuitization , annuity payments stop because an annuitant   has died, the excess (if any) of the “investment in the contract” as of the annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Medicare Tax

Beginning in 2013, distributions from non-qualified annuity contracts will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income.   Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately).   Please consult a tax advisor for more information.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners  that are U.S. persons.  Taxable distributions made to owners  who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies.  In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence.  Prospective foreign owners  are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of the annuitant (only if the owner  is a non-natural person) or an owner.  Generally, such amounts should be includable in the income of the recipient:

•         if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

•         if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of ownership or absolute assignment of a contract, the designation of an annuitant  or payee  or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion.  An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of nonqualified contracts for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger taxable income on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner’s income.  This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise.  You should consult a tax advisor with respect to legal developments and their effect on the contract.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary  by virtue of surviving the decedent is included in the decedent’s gross estate.  Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary  or the actuarial value of the payments to be received by the beneficiary.  Consult with and rely on an estate planning advisor for more information.

Generation- Skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner.  Regulations issued under the Code may require Us to deduct the tax from Your contract, or from any applicable payment, and pay it directly to the IRS. You should consult a tax or estate planning advisor regarding these rules.

Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “2010 Act”) increases the federal estate tax exemption to $5,000,000 and reduces the federal estate tax rate to 35%; increases the Federal gift tax exemption to $5,000,000 and retains the federal gift tax rate at 35%; and increases the generation-skipping transfer (“GST”) tax exemption to $5,000,000 and reduces the GST tax rate to 35%.  Commencing in 2012, these exemption amounts will be indexed for inflation.

The estate, gift, and GST provisions of the 2010 Act are only effective until December 31, 2012, after which the provisions will sunset, and the federal estate, gift and GST taxes will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates.  Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and that of Your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain funds  to foreign jurisdictions to the extent permitted under Federal tax law.

Maturity Date

The maturity date is the date on which income payments will begin under the annuity option You have selected.  The earliest possible maturity date under the contract is the 1st contract anniversary at which time You may annuitize Your full accumulation value (less any premium taxes).  The maximum maturity date is the contract anniversary immediately following the annuitant ’s 115th birthday.  You may change the maturity date to an earlier contract anniversary by sending written notice to Our Customer Service Center.  We must receive Your written notice at least 30 days prior to the original maturity date.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

1.       take the accumulation value, less any premium tax,  in one lump sum, or

2.       convert the accumulation value, less any premium tax,   into an annuity payable to the payee under one of the payment options as described below.

Electing an Annuity Payment Option

You may apply the proceeds of a surrender to affect an annuity payment option.  Unless You choose otherwise, on the maturity date Your accumulation  value  (less any premium taxes) will be applied to a 10 year certain and life fixed annuity payment option.  The first monthly annuity payment will be made within one month after the maturity date.

Variable payment options are not available under this contract.

Currently, the payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240.  We reserve the right to change the payment frequency so that payments are at least $100.

The annuitant’s actual age will affect each payment amount for annuity payment options involving life income.  The amount of each annuity payment to older annuitants  will be greater than for younger annuitants  because payments to older annuitants  are expected to be fewer in number.  For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment.  With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person’s estate if that person died.   The person who is entitled to receive payment may change the beneficiary at any time.

Annuity payment options will be subject to Our rules at the time of selection.  We must approve any arrangements that involve a payee  who is not a natural person (for example, a corporation), or a payee  who is a fiduciary or an assignee.  Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect.  This includes:

•         rules on the minimum amount We will pay under an option;

•         minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

•         the naming of people who are entitled to receive payment and their beneficiaries; and

•         the ways of proving age, gender, and survival.

You must elect the payment option at least 30 days before the maturity date.

If Your Contract is a Qualified Contract, payment options without a life contingency may not satisfy minimum required distribution rules.  Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any investment option.  The accumulation  value  (less any premium taxes) as of the maturity date will be applied to the fixed option selected.  We guarantee interest under the fixed options at a rate of 1.00% a year.  We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at Our complete discretion).  Thereafter, interest or payments are fixed according to the annuity option chosen.

Payment Options

The following four payout options are available:

1.       Income for Specified Period: We pay installments for a specified period of either 10 or 20 years.  We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion). This option may not satisfy required minimum distribution rules for qualified contracts.  Consult a tax advisor before electing this option under a qualified contract. However, by current company practice We may offer other options.

2.       Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted.  The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years, and must be exhausted at the end of 20 years.

3.       Payment of Life Income: We will pay monthly income for life.  You may choose from 1 of 2 ways to receive the income:

a.       Life Annuity: We will pay monthly income for life.  With a life annuity payment option, payments will only be made as long as the annuitant is alive.  Therefore, if the annuitant dies after the first payment, then only one payment will be made.

b.       Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice We may offer other options.

4.       Joint and Survivor Income: We will make monthly payments until the last surviving payee’s death.  Therefore, if both payees die after the first payment, then only one payment will be made.  The annuitant must be at least 50 years old and the beneficiary/payee  must be at least 45 years old, at the time of the first monthly payment.

ADDITIONAL INFORMATION

Midland National Life Insurance Company

We are Midland National Life Insurance Company, a stock life insurance company.  We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.”  We were reincorporated as a stock life insurance company, in 1909.  Our name “Midland” was adopted in 1925.  We were redomesticated to Iowa in 1999.  We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.  Our Principal Office address is:

Midland National Life Insurance Company

4350 Westown Parkway

West Des Moines, IA 50266

Phone: (877) 586-0240 (toll-free)

Please note all inquiries, correspondence and premium payments should be sent to Our Customer Service Center.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas.  Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Our Financial Condition

As an insurance company, We are required by state insurance regulation to hold a specified amount of reserves in order to meet all of the contractual obligations of Our General Account to Our contract owners.  We monitor Our reserves so that We hold sufficient amounts to cover actual or expected contract and claims payments.  It is important to note, however, that there is no guarantee that We will always be able to meet Our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations.  These risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on Our General Account assets, as well as the loss in market value of those investments.  We may also experience liquidity risk if Our General Account assets cannot be readily converted into cash to meet obligations to Our contract owners  or to provide collateral necessary to finance Our business operations.

We encourage both existing and prospective contract owners  to read and understand Our financial statements, which are included in the Statement of Additional Information ("SAI").  You can obtain a free copy of the SAI by writing to Us at Our Customer Service Center, calling Us at (866) 747-3421, or faxing Us at (866) 511-7038.

Fund Voting Rights

We invest the assets of Our Separate Account investment options in shares of the funds’  portfolios.  Midland National is the legal owner of the shares and has the right to vote on certain matters.  Among other things, We may vote:

•         to elect the funds’  Board of Directors,

•         to ratify the selection of independent auditors for the funds,

•         on any other matters described in the funds’  current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

•         in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The funds will determine if and how often shareholder meetings are held.  As We receive notice of these meetings, We will ask for Your voting instructions.  The funds are not required to and generally do not hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio.  We currently intend to vote any fund  shares that We alone are entitled to vote in the same proportions that contract owners  vote. The effect of this proportional voting is that a small number of contract owners  may control the outcome of a vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the fund  in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested.  We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that investment option by the net asset value of one share of the corresponding fund  portfolio. This is determined as of the record date set by the fund’s  Board of Directors for the shareholders meeting.

If You have a voting interest, then We will provide You proxy material and a form for giving Us voting instructions.  In certain cases, We may disregard instructions relating to changes in the fund’s  adviser or the investment contracts of its portfolios.

Voting Privileges of Participants In Other Companies

Other insurance companies own shares in the funds  to support their variable life insurance and variable annuity products.  We do not foresee any disadvantage to this.  Nevertheless, each fund’s  Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action.  If We disagree with any fund  action, then We will see that appropriate action is taken to protect Our contract owners.  If We ever believe that any of the funds’ portfolios are so large as to materially impair its investment performance, then We will examine other investment options.

Our Reports to Owners

We send You a quarterly report within 31 days after the end of each calendar quarter showing the contract accumulation value, cash surrender value, and the death benefit as of the end of the calendar quarter.  The report will also show the allocation of Your accumulation value and reflects amounts deducted from or added to the accumulation value since the last report.

Confirmation notices will be sent to You for premiums, partial withdrawals, surrenders, transfers of amounts between investment options and certain other financial transactions within 5 business days of processing.

You have 30 days to notify Our Customer Service Center of any errors or discrepancies.

We also currently intend to send You semi-annual reports with financial information on the funds.

Contract Periods, Anniversaries

We measure contract years, contract months, contract quarters, and contract anniversaries from the issue date shown on Your contract’s information page.  Each contract month, contract quarter and  contract year begins on the same day in each month, quarter and year respectively.  If that date is not a calendar date, We look forward to the first day of the next calendar month.

Dividends

We do not pay any dividends on the variable annuity contract described in this prospectus.

Performance

Performance information for the investment options may appear in reports and advertising to current and prospective owners.  The performance information is based on the historical investment experience of the investment option and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment.  Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges.  Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charges.  The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time.  If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return.  Because average annual total returns tend to smooth out variations in an investment option’s returns, You should recognize that they are not the same as actual year-by-year results.

Some investment options may also advertise yield.  These measures reflect the income generated by an investment in the investment options over a specified period of time.  This income is annualized and shown as a percentage.  Yields do to not take into account capital gains or losses or the surrender charges.  The standard quotations of yield reflect the quarterly maintenance fee.

The money market investment option may advertise its current and effective yield.  Current yield reflects the income generated by an investment in the investment option over a 7-day period.  Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.  Other investment options may advertise a 30-day yield which reflects the income generated by an investment in the investment option over a 30-day period.

We may disclose average annual total returns for one or more of the investment options based on the performance of a portfolio since the time the Separate Account commenced operations.  We may also advertise performance figures for the investment options based on the performance of a portfolio prior to the time the Separate Account commenced operations.

Change of Address Notification

To protect You from fraud and theft, We may verify any changes in address You request by sending a confirmation of the change to both Your old and new addresses.  We may also call You to verify the change of address.

Modification to Your Contract

Upon notice to You, We may modify Your contract to:

(a)    permit the contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

(b)    assure continued qualification of the contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

(c)    reflect a change in the operation of the Separate Account; or

(d)    provide additional investment options.

In the event of such modifications, We will make an appropriate endorsement to the contract.

Your Beneficiary

You name Your beneficiary in Your contract application.  The beneficiary is entitled to the death benefit of the contract.  A beneficiary is revocable unless otherwise stated in the beneficiary designation.  You may change a revocable beneficiary during the owner’s  lifetime.  We must receive written notice (signed and dated) informing Us of the change.  Upon receipt and acceptance at Our Customer Service Center, a change takes effect as of the date that the written notice is recorded by Us.  We will not be liable for any payment made before We receive and accept the written notice.  If no primary beneficiary is living when the owner dies, the death benefit will be paid to the contingent beneficiary, if any.  If no beneficiary is living when the owner dies, then We will pay the death benefit to the owner’s estate.

If the sole beneficiary  is not the spouse, the surviving joint owner will be the designated primary beneficiary  and any other beneficiaries  on record will be treated as contingent beneficiaries.

Assigning Your Contract

You may assign Your rights in a non-qualified contract.  You must send a copy of the assignment to Our Customer Service Center.  The assignment does not take effect until We accept and approve it.  We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment.  An absolute assignment is a change of ownership.  There may be tax consequences.

This contract, is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.

When We Pay Proceeds From This Contract

We will generally pay any death benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in good order at Our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

•         We cannot determine the amount of the payment because:

•         the New York Stock Exchange is closed,

•         trading in securities has been restricted by the SEC, or

•         the SEC has declared that an emergency exists,

•         The SEC by order permits Us to delay payment to protect Our owners, or

•         Your premium check(s) have not cleared Your bank.

If, pursuant to SEC rules, if any funds suspend payment of redemption proceeds in connection with a liquidation of the Fund, then We will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the corresponding investment option until the Fund is liquidated.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or “freeze” a contract owner’s  account.  If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments.  If a contract or account is frozen, the accumulation value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator.  We may also be required to provide information about You and Your contract to the government agencies and departments.

Distribution Of The Contracts

We have entered into a distribution agreement with Our affiliate, Sammons Financial Network, LLC (“Sammons Financial Network”) for the distribution and sale of the contracts.  Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company.  Sammons Financial Network offers the contracts through its registered representatives.  Sammons Financial Network may enter into written sales agreements with other broker-dealers (“selling firms”) for the sale of the contracts.  We pay commissions to Sammons Financial Network for sales of the contracts by its registered representatives as well as by selling firms.

Sales commissions may vary, but the maximum commission payable for contract sales is 1.00% of premium payments. A 1.00% trail commission is also paid starting in the second year of the contract based on the accumulation value of the annuity. Where lower commissions are paid, We may also pay trail commissions.  We may also pay additional amounts and reimburse additional expenses of Sammons Financial Network based on various factors.

We also pay for Sammons Financial Network’s operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Financial Network’s management team; advertising expenses; and all other expenses of distributing the contracts.  Sammons Financial Network pays its registered representatives all or a portion of the commissions received for their sales of contracts.  Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Financial Network.

Non-cash items that We and Sammons Financial Network may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs.  Those programs may also include other types of cash and non-cash compensation and other benefits.  Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a contract.

In addition to ordinary commissions, Sammons Financial Network operating and other expenses and non-cash items, We provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services.  It is possible that these third parties, or their personnel, may also act as Your registered investment advisor providing advice with respect to fund allocations in the contract.  Please be certain to review Your registered investment advisor’s Form ADV Part II carefully for disclosure about their compensation and conflicts of interest in connection with the contracts.   Also note that Your investment advisor could also be the broker-dealer, or a registered representative of the broker-dealer, who sold You the contract; in that case, they would also receive commissions and other compensation for selling You the contract, in addition to any investment advisory fees that You pay to Your registered investment advisor (either directly or through partial withdrawals  of Your accumulation value in the contract).

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the contract: (a) the mortality and expense risks charge; (b) asset based administration charges, and (c) payments, if any, received from the underlying portfolios or their managers.  Commissions and other incentives or payments described above are not charged directly to You or the Separate Account but they are reflected in the fees and charges that You do pay directly or indirectly.

Regulation

We are regulated and supervised by the Iowa Insurance Department.  We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts.  The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts.  The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations.  We are also subject to various federal securities laws and regulations.

Legal Proceedings

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or the Separate Account’s principal underwriter, Sammons Financial Network.

Legal Matters

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

Financial Statements

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, for the periods indicated in their report which appears in the SAI.  The address for PricewaterhouseCoopers LLP is 100 E. Wisconsin Ave., Suite 1800, Milwaukee, WI 53202.

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing.

STATEMENT OF ADDITIONAL INFORMATION

A free copy of the SAI is available which contains more details concerning the subjects discussed in this prospectus.  You can get this SAI by checking the appropriate box on the application form, by writing Our Customer Service Center, or by calling Our Customer Service Center’s Toll Free number at 1-866-747-3421.  The following is the Table of Contents for the SAI:

APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS

Investment Policies of the Funds’ Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies.  No one can promise that any portfolio will meet its investment objective.  A portfolio’s objectives and policies affect its returns and risks.  Each investment option’s performance depends on the experience of the corresponding portfolio.  You bear the risk that the underlying portfolios You have allocated amounts to will not meet their investment objectives.  The objectives of the portfolios are as follows:

Portfolio	Investment Objective
Alger Portfolios
Alger Capital Appreciation Portfolio Class S	Seeks long-term capital appreciation.
BlackRock Variable Series Fund, Inc.
BlackRock Basic Value V.I. Fund Class III	Seeks capital appreciation and, secondarily, income
BlackRock Capital Appreciation V.I. Fund Class III	Seeks long-term growth of capital.
BlackRock Equity Dividend V.I. Fund Class III	Seeks long-term total return and current income
BlackRock Global Allocation V.I. Fund Class III	Seeks high total investment return.
BlackRock Large Cap Core V.I. Fund Class III	Seeks high total investment return.
BlackRock Large Cap Growth V.I. Fund Class III	Seeks long-term capital growth.
Calvert Variable Series, Inc.
Calvert VP SRI Equity Portfolio

Seeks growth of capital through investment in stocks of issuers in industries believed to offer opportunities for potential capital appreciation and which meet the Portfolio’s investment criteria, including financial, sustainability and social responsibility factors.

Calvert VP SRI Mid Cap Growth Portfolio

Seeks to provide long-term capital appreciation by investing primarily in a non-diversified portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth and that meet the Portfolio’s investment criteria, including financial, sustainability and social responsibility factors.

DWS Variable Insurance Portfolios
DWS Alternative Asset Allocation Plus VIP Portfolio Class B	Seeks to achieve a high rate of total return.
DWS Dreman Small Mid Cap Value VIP Class B	Seeks long-term capital appreciation.
DWS Global Small Cap Growth VIP B	Seeks capital appreciation.
DWS Large Cap Value VIP Class B	Seeks above-average capital appreciation over the long term.
Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income	Seeks total return.
Eaton Vance VT Large-Cap Value	Seeks to provide a high level of current income.
Fidelity® Variable Insurance Products
Fidelity VIP Contrafund Portfolio Service Class 2	Seeks long-term capital appreciation.
Fidelity VIP Emerging Markets Fund Class Service 2	Seeks capital appreciation.
Fidelity VIP High Income Portfolio Service Class 2	Seeks a high level of current income, while also considering growth of capital.
Fidelity VIP Mid Cap Portfolio Service Class 2	Seeks long-term growth of capital.
Fidelity VIP Money Market Portfolio Service Class 2	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Fidelity VIP Overseas Portfolio Service Class 2	Seeks long-term growth of capital.
Fidelity VIP Real Estate Portfolio Service Class 2	Seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.
Fidelity VIP Strategic Income Portfolio Service Class 2	Seeks a high level of current income. The fund may also seek capital appreciation.
Fidelity VIP Value Strategies Portfolio Service Class 2	Seeks capital appreciation.
Franklin Templeton Variable Insurance Funds
Franklin Mutual Shares Securities Fund Class 2	Seeks capital appreciation. Its secondary goal is income.
Franklin Rising Dividends Securities Fund Class 2	Seeks long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration
Templeton Developing Markets Securities Fund Class 2	Seeks long-term capital appreciation.
Templeton Foreign Securities Fund Class 2	Seeks Long-term capital growth.
Templeton Global Bond Securities Class 2	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.
Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy	Seeks high total return over the long term.
Ivy Funds VIP Dividend Opportunities	Seeks to provide total return.
Ivy Funds VIP Energy	Seeks to provide long-term capital appreciation.
Ivy Funds VIP Global Natural Resources	Seeks to provide long-term growth. Any income realized will be incidental.
Ivy Funds VIP Growth	Seeks capital growth, with current income as a secondary objective.
Ivy Funds VIP International Core Equity	Seeks long-term capital growth.
Ivy Funds VIP International Growth	Seeks, as a primary objective, long-term appreciation of capital. As a secondary objective, the Portfolio seeks current income.
Ivy Funds VIP Mid Cap Growth	Seeks to provide growth of your investment.
Ivy Funds VIP Science and Technology	Seeks long-term capital growth.
Ivy Funds VIP Small Cap Growth	Seeks growth of capital.
Ivy Funds VIP Small Cap Value	Seeks long-term accumulation of capital.
Janus Aspen Series
Janus Aspen Balanced Portfolio Service Class	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Flexible Bond Portfolio Service Class	Seeks to obtain maximum total return, consistent with preservation of capital.
Janus Aspen Global Technology Portfolio Service Class	Seeks long-term growth of capital.
Janus Aspen Janus Portfolio Service Shares	Seeks long-term growth of capital.
Janus Aspen Overseas Portfolio Service Shares	Seeks long-term growth of capital.
Janus Aspen Series Perkins Mid Cap Value Portfolio Service Class	Seeks capital appreciation.
Janus Aspen Worldwide Portfolio Service Shares	Seeks long-term growth of capital.
Legg Mason Partners Variable Equity Trust
Legg Mason ClearBridge Variable Mid Cap Core Portfolio Class II	Seeks long-term growth of capital.
Legg Mason Western Asset Variable Global High Yield Bond Portfolio Class II	Seeks to maximize total return, consistent with the preservation of capital.
MFS® Variable Insurance Trust
MFS VIT II Global Tactical Allocation Portfolio Service Class	Seek total return.
MFS VIT II International Value Portfolio Service Class	Seek capital appreciation.
MFS VIT II New Discovery Portfolio Service Class	Seek capital appreciation.
MFS VIT II Utilities Portfolio Service Class	Seek total return.
PIMCO Variable Insurance Trust
PIMCO VIT All Asset Portfolio Advisor Class	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Commodity Real Return Strategy Portfolio Advisor Class	Seeks maximum real return consistent with prudent investment management.
PIMCO VIT Emerging Markets Bond Portfolio Advisor Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Global (Unhedged) Bond Portfolio Advisor Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Global Multi-Asset Portfolio Advisor Class	Seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Barclays Capital U.S. Aggregate Index.
PIMCO VIT High Yield Portfolio Advisor	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Low Duration Portfolio Advisor Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Real Return Portfolio Advisor Class	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Short-Term Portfolio Advisor Class	Seeks maximum current income, consistent with preservation of capital and daily liquidity.
PIMCO VIT Total Return Portfolio Advisor Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
Pioneer Variable Contracts Trust
Pioneer Bond VCT Portfolio Class II

Seeks current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk. The portfolio also seeks a relatively stable level of dividends; however, the level of dividends will be maintained only if consistent with preserving the investment grade quality of the portfolio.

Pioneer Equity Income VCT Portfolio Class II	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Pioneer Fund VCT Portfolio Class II	Seeks reasonable income and capital growth.
Pioneer High Yield VCT Portfolio Class II	Seeks to maximize total return through a combination of income and capital appreciation.
Pioneer Strategic Income VCT Portfolio Class II	Seeks a high level of current income.
The Prudential Series Fund
Prudential Series Fund Jennison 20/20 Focus Portfolio Class II	Seeks long-term growth of capital.
Prudential Series Fund Natural Resources Portfolio Class II	Seeks long-term growth of capital.
Prudential Series Fund SP Prudential U.S. Emerging Growth Portfolio Class II	Seeks long-term capital appreciation.
Royce Capital Fund
Royce Capital Fund - Micro-Cap Portfolio Service Class	Seeks long-term growth of capital.
Royce Capital Fund - Small-Cap Portfolio Service Class	Seeks long-term growth of capital.
Rydex Variable Funds
Rydex|SGI Variable DWA Sector Rotation	Seeks to provide long-term capital appreciation.
Rydex|SGI Variable Inverse Government Long Bond Strategy

Seeks to provide investment results that correlate to the opposite of the performance of a specific benchmark on a daily basis, a result opposite of most mutual funds. As a result, the Fund may be riskier than alternatives that do not rely on the use of derivatives to achieve their investment objectives.

Rydex|SGI Variable Inverse Mid-Cap Strategy

Seeks to provide investment results that match, before fees and expenses, the performance of a specific benchmark on a daily basis. The Fund's current benchmark is the inverse (opposite) of the performance of the S&P MidCap 400 Index (the "underlying index"). The Fund does not seek to achieve its investment objective over a period of time greater than one day.

Rydex|SGI Variable Inverse Russell 2000® Strategy Fund

Seeks to provide investment results that match, before fees and expenses, the performance of a specific benchmark on a daily basis. The Fund's current benchmark is the inverse (opposite) of the performance of the Russell 2000® Index (the "underlying index"). The Fund does not seek to achieve its investment objective over a period of time greater than one day.

Rydex|SGI Variable Inverse S&P 500 Strategy

Seeks to provide investment results that match, before fees and expenses, the performance of a specific benchmark on a daily basis. The Fund's current benchmark is the inverse (opposite) of the performance of the S&P 500® Index (the "underlying index"). The Fund does not seek to achieve its investment objective over a period of time greater than one day.

Rydex|SGI Variable S&P 500 Pure Growth Fund

Seeks to provide investment results that match, before fees and expenses, the performance of a benchmark for large-cap growth securities on a daily basis. The Fund's current benchmark is the S&P 500 Pure Growth Index (the "underlying index").

Rydex|SGI Variable S&P MidCap 400 Pure Growth Fund

Seeks to provide investment results that match, before fees and expenses, the performance of a benchmark for mid-cap growth securities on a daily basis. The Fund's current benchmark is the S&P MidCap 400 Pure Growth Index (the "underlying index").

Rydex|SGI Variable Trust Managed Futures Strategy Fund

Seeks to provide investment results that match, before fees and expenses, the performance of a benchmark for measuring trends in the commodity and financial futures markets. The Fund's current benchmark is the Standard & Poor's Diversified Trends Indicator® (the "benchmark" or the "S&P DTI").

Rydex|SGI Variable Trust Multi-Hedge Strategies Fund	Seeks long-term capital appreciation with less risk than traditional equity funds.
Rydex|SGI Variable U.S. Long Short Momentum	Seeks long-term capital appreciation.

The funds may make a material change in their investment policies.  In that case, We will send You notice of the change.  Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment option to another investment option.  (See “Transfers of Accumulation Value” on page 18).

The funds sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans.  We currently do not foresee any disadvantages to Our contract owners  arising from this use of the funds for this type of mixed and shared funding.  The funds will monitor for possible conflicts arising out of this practice.  If any such conflict or disadvantage does arise, We and/or the applicable fund  may take appropriate action to protect Your interests.

The fund  portfolios available under the contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance and results of any of the funds’ portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios.  There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The fund portfolios offered through the contract are selected by Midland National based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor that We consider during the selection process is whether the fund or one of its service providers (e.g., the investment advisor) will make payments to Us, and the amount of any such payments.  We may use such payments for any corporate purpose, including payment of expenses that We incur in promoting, marketing, and administering the contracts, and, in Our role as an intermediary to the funds.  We may profit from these payments.

You are responsible for choosing the fund portfolios, and the amounts allocated to each, that are appropriate for Your own individual circumstances and by Your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other funds (or available classes) may have lower fees and better overall investment performance.

In making Your investment selections, We encourage You to thoroughly investigate all of the information regarding the fund portfolios that is available to You, including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of Your premiums and accumulation value among the investment options whether or not You use the service of an adviser.  We are not responsible for any investment or other advice or services that You may receive.

You bear the risk of any decline in the accumulation value of Your contract resulting from the performance of the investment options You have chosen.

We do not recommend or endorse any particular portfolio or portfolios and We do not provide investment advice.

Availability of the Portfolios

We cannot guarantee that each portfolio will always be available for investment through the contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the Separate Account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in Our judgment, further investment in any portfolio should become inappropriate, We may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

APPENDIX B – STATE VARIATIONS

Certain contract features described in this Prospectus may vary or may not be available in your state. The state in which your contract is issued governs whether or not certain features, riders, charges or fees are available or will vary under your contract. These variations are reflected in your contract and in riders or endorsements to your contract.

This contains an overview of state specific variations.

For Contracts issued in the state of Arizona, the following variations apply:

On written request we are required to provide within reasonable time, reasonable factual information regarding the benefits and provisions of your annuity. If for any reason you are not satisfied with the annuity you may return the annuity within 10 days or within 30 days if you are 65 years of age or older on the date of the application and receive a refund of the full Accumulation Value plus any fees or charges deducted from the contract as of the date the returned policy is received by the insurer or its insurance producer, or if greater and required by state law, premiums paid as of the date the returned policy is received by the insured or insurance producer.

For Contracts issued in the state of California,  the following variations apply:

For Owners in the state of California 60 years or older – the Free Look period is a 30-day period beginning on the day you receive your Contact. Your money will be placed in a fixed account or money market fund, unless you direct that premium to be invested in an underlying stock or bond fund portfolio during that 30-day period. If you do not direct that premium be invested in a stock or bond portfolio and you return the policy within the 30-day period you will be entitled to a refund of the premium and policy fees. If you direct that the premium be invested in a stock or bond portfolio during the 30-day period and you return the policy during that period, you will be entitled to a refund of the policy’s account value on the day the policy is received by the insurance company or agent who sold you this policy which could be less that the premium you paid for the policy.

For Contracts issued in the state of Florida, the following variations apply:

The cover page of the contact contains a clear statement that death benefit and accumulation values will reflect the investment experience of our separate account, which may cause them to increase or decrease and are not guaranteed as to the fixed dollar amount.  To obtain additional contract information and/or to receive assistance in resolving complaints, our 800 number is listed in a bold face type. We have omitted the right to limit investment options in which premiums are invested.

For Contracts issued in the state of Illinois, the following variations apply:

The cover page of the contract includes contact information to contact us or the Illinois Department of Insurance should you have any complaints arise regarding your annuity.

Illinois Department of Insurance Consumer Division or Public Service Section Springfield, Illinois 62767	Midland National Life Insurance Company Annuity Division P.O. Box 79907 Des Moines, Iowa 50325-0985 Toll Free Telephone: 1-877-586-0244

For Contracts issued in the state of Montana, the following variations apply:

Death proceeds will be paid within 60 days of receiving due proof of the Annuitant’s or Owner’s death. If payment is made after the first 30 days we agree to pay interest on the death proceeds from the 30th day until the date of payment. The interest will be at an annual interest rate determined by us not to be less than the rate required by the state of Montana.

Gender will not play a role in determining payout rates; any reference to gender has been removed.

The provisions of this Contract conform to the minimum requirements of Montana law and control over any conflicting statutes of any state in which you live on or after the Contract Effective Date.

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses.  A free copy of the SAI can be obtained by contacting Your registered representative or by contacting Our Customer Service Center at:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone: (866) 747-3421

Facsimile: (866) 511-7038

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC.  Information on the operation of the public reference room may be obtained by calling the SEC at 202-551-8090.  Reports and other information about Midland National Life Insurance Company are also available on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E.,  Washington, DC  20549-0102.

SEC File No. 811-07772

STATEMENT OF ADDITIONAL INFORMATION FOR THE
LiveWell VARIABLE ANNUITY CONTRACT

Flexible Premium Deferred Variable Annuity Contract

Offered by

MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Through Midland National Life Separate Account C)

Our Customer Service Center:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone: (866) 747-3421 (toll-free)

Fax: (866) 511-7038 (toll-free)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the LiveWell Variable Annuity (“contract”) offered by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated December 22, 2011, by contacting Us at Our Customer Service Center using the above address and phone numbers. Terms used in the current Prospectus for the contract are incorporated in this document.

This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the portfolios currently available in the contract.

Dated  December 22, 2011

 THE CONTRACT

Entire Contract

Changes to the Contract

Incontestability

Misstatement of Age or Sex

Non-participating

Claims of Creditors

Minimum Benefits

Ownership

Assignment

Accumulation Unit Value

Annuity Payments

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment option Yield Calculation

Other Investment option Yield Calculations

Standard Total Return Calculations

Cumulative Total Returns

Adjusted Historical Performance Data

FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Required Distributions

Non-Natural Person owners

Diversification Requirements

Owner Control

Taxation of Qualified Contracts

DISTRIBUTION OF THE CONTRACTS

SAFEKEEPING OF ACCOUNT ASSETS

STATE REGULATION

RECORDS AND REPORTS

LEGAL MATTERS

FINANCIAL MATTERS

OTHER INFORMATION

FINANCIAL STATEMENTS

THE CONTRACT

Entire Contract

The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

Changes to the Contract

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations.  A change will be made by attaching an endorsement to the contract.

Incontestability

We will not contest the contract.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by Us will be paid to the payee.  Any overpayments made by Us will be charged against benefits falling due after adjustment.  All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

Non-participating

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors

To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

Minimum Benefits

The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

Ownership

The contract belongs to You.  You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)      Any assignee of record with Us;

2)      Any irrevocable beneficiary; and

3)      Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation.  Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed.  However, We are not liable for payments made by Us before We record the written notice.    A change of owner may have adverse tax consequences.

Assignment

An assignment may have adverse tax consequences.

You may assign the contract by giving Us written notice.  The assignment does not take effect until We accept and approve it.  We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

This contract, or any of its riders, is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.

Accumulation Unit Value

We determine accumulation unit values for each investment option of Our Separate Account at the end of each valuation period. The accumulation unit value for each investment division was initially set at $10.00.  The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment option every valuation period by taking a) divided by b) minus c) where:

a)      Is the total of:

1)      The net asset value per share at the end of the current Valuation Period; plus

2)      Any dividend or capital gains per share reinvested during the current Valuation Period; plus

3)      Total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.

b)      The net asset value plus the total accrued but not yet reinvested capital gains per share as of the preceding Valuation Period.

c)       Is the Mortality and Expense Charge plus the Administration Fee for each day in the current Valuation Period.

We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that We would adjust unit values to reflect what happens to the funds, and also for any charges.

Annuity Payments

The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the investment options.

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment option Yield Calculation

In accordance with regulations adopted by the Securities and Exchange Commission, Midland National is required to compute the Fidelity VIP Money Market investment option  (called “the money market investment option” for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment options or on their respective portfolio securities. This current annualized yield is computed for each money market investment option by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the a money market investment option at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, administration charge, and income and expenses accrued during the period. Because of these deductions, the yield for the money market investment options of the Separate Account will be lower than the yield for the respective money market investment options or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits Midland National to disclose the effective yield of the money market investment options for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the money market investment options normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market investment options’ actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment options or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment options or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract only with no rider charges and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

Other Investment option Yield Calculations

Midland National may from time to time disclose the current annualized yield of one or more of the investment options (except the money market investment options) for 30-day periods. The annualized yield of an investment option refers to income generated by the investment option over a specified 30-day period. Because the yield is annualized, the yield generated by an investment option during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2 [ (a - b + 1)6 - 1 ]

cd

Where:     a =     net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the investment option.

                   b =    expenses accrued for the period (net of reimbursements).

                   c =     the average daily number of units outstanding during the period.

                   d =    the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts.

Because of the charges and deductions imposed by the Separate Account the yield of the investment option will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment options normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment option's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

Midland National may from time to time also disclose average annual total returns for one or more of the investment options for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P (1 + T)n = ERV

Where:            P =        a hypothetical initial payment of $1,000

                         T =        average annual total return

                         n =        number of years

        ERV =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the current $40  maintenance fee. This additional amount is based on an average expected accumulation value of $20,000 so it is calculated as $40/$20,000, or 0.20% annually. The standard average annual total return calculations assume the contract is surrendered.

Midland National may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained in force.  Accordingly, Midland National may disclose the following types of average annual total return:

1.      The contract is surrendered and

2.      The contract is not surrendered.

Cumulative Total Returns

Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

CTR = [ERV/P] - 1

Where:          CTR =     the cumulative total return net of investment option recurring charges for the period.

                       ERV =     ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

                       P      =     an assumed initial payment of $1,000.

Midland National may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

Midland National may also disclose adjusted historical performance data for an investment option for periods before the investment option commenced operations, based on the assumption that the investment option was in existence before it actually was, and that the investment option had been invested in a particular portfolio that was in existence prior to the investment option's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment option will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a “contract charges” factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the current $40 maintenance fee. This additional amount is based on an  average accumulation value of $20,000 so it is calculated as $40/$20,000, or 0.20% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment option. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value (“ERV”) of a hypothetical $1,000 initial payment in the investment option is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis.  Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code.

We also accept “rollovers” from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to “rollover” into an IRA. The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary. The owner's “designated beneficiary” is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

Non-Natural Person owners

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

Diversification Requirements

The Code requires that the investments of each investment option of the Separate Account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes.  It is intended that each investment option, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control

In some circumstances, owners of variable contracts who retain control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, We believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

Taxation of Qualified Contracts

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract.  Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of specific dollar amount or the amount of compensation includible in the individual’s gross income for the year.  The contributions may be deductible in whole or in part, depending on the individual’s income.  Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA.  A 10% penalty tax generally applies to distributions made before age 59½, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public on a continuous basis.  We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Financial Network, LLC (“Sammons Financaial Network”) serves as principal underwriter for the contracts.  Sammons Financial Network is a Delaware limited liability company and its principaloffice is located at 4350 Westown Parkway, West Des Moines, IA 50266.  Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company.  Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc.  Sammons Financial Network offers the contracts through its registered representatives.  Sammons Financial Network also may enter into selling agreements with other broker-dealers (“selling firms”) and compensates them for their services.  Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.

A  distribution allowance is paid to Sammons Financial Network of 1.00% of total premiums received on LiveWell Variable Annuity. The distribution allowance is as follows:

Fiscal Year	Aggregate Amount of Distribution Allowance Paid to Sammons Financial Network *
2011	$0

*Represents an underwriting fee paid to Sammons Financial Network for  LiveWell Variable Annuity  under Separate Account C.

Sammons Financial Network, LLC or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.

We and/or Sammons Financial Network may pay certain selling firms additional amounts for:

•         participation in their marketing programs, which may include marketing services and increased access to their sales representatives;

•         sales promotions relating to the contracts;

•         costs associated with sales conferences and educational seminars for their sales representatives; and

•         other sales expenses incurred by them.

We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm’s annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm’s registered representatives.

We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards.  These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of fund shares held by each of the investment options.

STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.

FINANCIAL MATTERS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company as of and for the years ended December 31, 2010, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.  The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

PricewaterhouseCoopers LLP

100 E. Wisconsin Ave., Suite 1800

Milwaukee, WI 53202

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland National to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

MIDLAND NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly owned subsidiary of Sammons Financial Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)

--------------------------------------------------------------------------------

Report of Independent Auditors                                          1

Midland National Life Insurance Company and Subsidiaries
   Consolidated Financial Statements

     Consolidated Balance Sheets as of December 31, 2010 and 2009       2

     Consolidated Statements of Income for the years ended
       December 31, 2010, 2009 and 2008                                 3

     Consolidated Statements of Stockholder's Equity and
       Comprehensive Income (Loss) for the years ended
       December 31, 2010, 2009 and 2008                                 4

     Consolidated Statements of Cash Flows for the years ended
       December 31, 2010, 2009 and 2008                                 5

     Notes to Consolidated Financial Statements                         7

                         Report of Independent Auditors

To the Board of Directors and Shareholder of
Midland National Life Insurance Company and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Midland
National Life Insurance Company and Subsidiaries (the "Company") at December 31,
2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

March 25, 2011

PricewaterhouseCoopers LLP, 100 East Wisconsin Avenue, Suite 1800, Milwaukee, WI  53202

T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 and 2009
(Amounts in Thousands, except par value)
---------------------------------------------------------------------------------------------------------------------------------

                                                                                      2010                 2009
                                                                                 -----------------   ------------------

ASSETS
Investments
    Fixed maturities, available for sale, at fair value                               $24,516,373          $22,256,805
    Equity securities, at fair value                                                      424,953              462,328
    Mortgage loans                                                                        247,133              241,001
    Policy loans                                                                          333,186              315,979
    Short-term investments                                                                248,637              353,271
    Derivative instruments                                                                425,656              435,085
    Other invested assets                                                                 983,630              337,514
                                                                                 -----------------   ------------------
              Total investments                                                        27,179,568           24,401,983
Cash                                                                                       50,517              269,749
Accrued investment income                                                                 237,447              217,912
Deferred policy acquisition costs                                                       1,502,244            1,798,826
Deferred sales inducements                                                                455,628              626,447
Present value of future profits of acquired businesses                                     21,015               21,767
Federal income tax asset, net                                                              58,019              410,274
Other receivables, other assets and property, plant and equipment                         146,950              145,213
Reinsurance receivables                                                                 1,889,376            2,079,974
Separate account assets                                                                 1,001,274              934,472
                                                                                 -----------------   ------------------
              Total assets                                                            $32,542,038          $30,906,617
                                                                                 =================   ==================
LIABILITIES
Liabilities
Policyholder account balances                                                         $24,817,393          $23,244,885
Policy benefit reserves                                                                 1,049,300            1,003,106
Policy claims and benefits payable                                                        119,949               99,461
Repurchase agreements, other borrowings and collateral on
 derivative instruments                                                                 2,527,412            2,974,315
Derivative instruments                                                                     10,541               51,187
Other liabilities                                                                         729,027              674,515
Separate account liabilities                                                            1,001,274              934,472
                                                                                 -----------------   ------------------
              Total liabilities                                                        30,254,896           28,981,941
                                                                                 -----------------   ------------------
STOCKHOLDER'S EQUITY
Stockholder's equity
    Common stock, $1 par value, 2,549,439 shares authorized,
     issued and outstanding                                                                 2,549                2,549
    Additional paid-in capital                                                            335,907              301,827
    Retained earnings                                                                   1,860,073            1,599,861
    Accumulated other comprehensive income (loss)                                          88,613             (483,751)
                                                                                 -----------------   ------------------
              Total Midland National Life Ins. Co. stockholder's equity                 2,287,142            1,420,486
Noncontrolling interest                                                                         -              504,190
                                                                                 -----------------   ------------------
              Total stockholder's equity                                                2,287,142            1,924,676
                                                                                 -----------------   ------------------
              Total liabilities and stockholder's equity                              $32,542,038          $30,906,617
                                                                                 =================   ==================

                       The accompanying notes are an integral part of these financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(Amounts in Thousands)
---------------------------------------------------------------------------------------------------------------------------------

                                                                               2010             2009              2008
                                                                           --------------  ----------------  ---------------

REVENUES
Premiums                                                                       $ 146,850         $ 147,415        $ 137,156
Interest sensitive life and investment product charges                           303,991           295,560          288,514
Net investment income                                                          1,407,708         1,059,608          966,440
Net gains (losses) on derivatives and derivative instruments                     191,371          (157,076)         (37,865)
Net unrealized gain from variable interest entity                                      -            35,795           27,442
Net realized investment gains                                                     94,571           154,827          117,775
Total other-than-temporary impairment losses                                     (75,139)          (83,778)         (87,404)
Noncredit portion in other comprehensive income                                    3,557            12,307                -
                                                                           --------------  ----------------  ---------------
              Net impairment loss recognized in earnings                         (71,582)          (71,471)         (87,404)
Other income                                                                      15,045            12,419           16,583
                                                                           --------------  ----------------  ---------------
              Total revenue                                                    2,087,954         1,477,077        1,428,641
                                                                           --------------  ----------------  ---------------
BENEFITS AND EXPENSES
Interest credited to policyholder account balances                               881,856           541,266          447,901
Benefits incurred                                                                302,497           238,071          245,319
Amortization of deferred sales inducements                                        80,765            60,246           74,081
                                                                           --------------  ----------------  ---------------
              Total benefits                                                   1,265,118           839,583          767,301
Operating and other expenses (net of commissions and other
 expenses deferred)                                                              116,552           162,648           92,491
Amortization of deferred policy acquisition costs and
 present value of future profits of acquired businesses                          221,904           175,601          178,739
                                                                           --------------  ----------------  ---------------
              Total benefits and expenses                                      1,603,574         1,177,832        1,038,531
                                                                           --------------  ----------------  ---------------
              Income before income taxes                                         484,380           299,245          390,110
Income tax provision                                                             131,908           102,308          138,996
                                                                           --------------  ----------------  ---------------
              Net income                                                         352,472           196,937          251,114
Less:  Net income attributable to noncontrolling interests (net
 of tax $0 in 2010, $9,992 in 2009 and $533 in 2008)                                   -           (57,373)          (6,437)
                                                                           --------------  ----------------  ---------------
              Net income attributable to Midland National Life Ins. Co.        $ 352,472         $ 139,564        $ 244,677
                                                                           ==============  ================  ===============

                       The accompanying notes are an integral part of these financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(Amounts in Thousands)
---------------------------------------------------------------------------------------------------------------------------------

                                                                   Midland National Life Insurance Co. Stockholder's Equity
                                                              -------------------------------------------------------------------

                                                                               Additional
                                                                 Common          Paid-in         Retained        Comprehensive
                                                                  Stock          Capital         Earnings           Income
                                                              --------------  --------------   -------------   ------------------

Balance, December 31, 2007                                        $   2,549       $ 268,707      $1,306,927
Comprehensive income (loss)
    Net income                                                                                      244,677         $    244,677
    Other comprehensive income  (loss)
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax $390,545)                                                            (725,299)
      Pension liability (net of tax ($1,259))                                                                             (2,337)
      Post-retirement liability (net of tax $682)                                                                          1,266
                                                                                                               ------------------
              Comprehensive (loss)                                                                                  $   (481,693)
                                                                                                               ==================
Capital contribution                                                                 50,000
Dividends paid on common stock                                                                      (46,740)
                                                              --------------  --------------   -------------
Balance, December 31, 2008                                            2,549         318,707       1,504,864
Cumulative effect of non-credit impairment losses
 from prior periods (net of tax ($3,796))                                                             7,050
Comprehensive income (loss)
    Net income                                                                                      139,564         $    139,564
    Other comprehensive income (loss)
      Net unrealized gain on available-for-sale investments,
       non-credit portion of OTTI, and certain interest
       rate swaps (net of tax $165,204)                                                                                  306,808
      Pension liability (net of tax ($1,200))                                                                             (2,229)
      Post-retirement liability (net of tax $340)                                                                            630
                                                                                                               ------------------
              Comprehensive income                                                                                  $    444,773
                                                                                                               ==================
Equity transactions with noncontrolling interests, net                              (16,880)
Capital contribution
Dividends paid on common stock                                                                      (51,617)
                                                              --------------  --------------   -------------
Balance, December 31, 2009                                            2,549         301,827       1,599,861
Deconsolidation of variable interest entity                                          16,880
Comprehensive income (loss)
    Net income                                                                                      352,472              352,472
    Other comprehensive income (loss)
      Net unrealized gain on available-for-sale investments
       non-credit portion of OTTI, and certain interest
       rate swaps (net of tax $310,610)                                                                                  576,847
      Pension liability (net of tax ($1,760))                                                                             (3,269)
      Post-retirement liability (net of tax ($654))                                                                       (1,214)
                                                                                                               ------------------
              Comprehensive income                                                                                  $    924,836
                                                                                                               ==================
Capital contribution                                                                  5,000
Employee stock ownership plan                                                        12,200
Dividends paid on common stock                                                                      (92,260)
                                                              --------------  --------------   -------------
Balance, December 31, 2010                                        $   2,549       $ 335,907      $1,860,073
                                                              ==============  ==============   =============

                       The accompanying notes are an integral part of these financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(Amounts in Thousands)
---------------------------------------------------------------------------------------------------------------------------------

                                                               Midland National Life Insurance Co. Stockholder's Equity
                                                              ----------------------------------------------------------
                                                                    Accumulated
                                                                       Other                               Total
                                                                   Comprehensive      Noncontrolling   Stockholder's
                                                                   Income (Loss)        Interest           Equity
                                                                 ------------------  ---------------   ---------------

Balance, December 31, 2007                                            $    (55,540)        $      -       $ 1,522,643
Comprehensive income (loss)
    Net income                                                                                6,437           251,114
    Other comprehensive income  (loss)
      Net unrealized loss on available-for-sale investments
       and certain interest rate swaps (net of tax $390,545)              (725,299)                          (725,299)
      Pension liability (net of tax ($1,259))                               (2,337)                            (2,337)
      Post-retirement liability (net of tax $682)                            1,266                              1,266
              Comprehensive (loss)
Capital contribution                                                                        127,400           177,400
Dividends paid on common stock                                                                                (46,740)
                                                                 ------------------  ---------------   ---------------
Balance, December 31, 2008                                                (781,910)         133,837         1,178,047
Cumulative effect of non-credit impairment losses
 from prior periods (net of tax ($3,796))                                   (7,050)                                 -
Comprehensive income (loss)
    Net income                                                                               57,373           196,937
    Other comprehensive income (loss)
      Net unrealized gain on available-for-sale investments,
       non-credit portion of OTTI, and certain interest
       rate swaps (net of tax $165,204)                                    306,808                            306,808
      Pension liability (net of tax ($1,200))                               (2,229)                            (2,229)
      Post-retirement liability (net of tax $340)                              630                                630
              Comprehensive income
Equity transactions with noncontrolling interests, net                                       16,880
Capital contribution                                                                        296,100           296,100
Dividends paid on common stock                                                                                (51,617)
                                                                 ------------------  ---------------   ---------------
Balance, December 31, 2009                                                (483,751)         504,190         1,924,676
Deconsolidation of variable interest entity                                                (504,190)         (487,310)
Comprehensive income (loss)
    Net income                                                                                                352,472
    Other comprehensive income (loss)
      Net unrealized gain on available-for-sale investments
       non-credit portion of OTTI, and certain interest
       rate swaps (net of tax $310,610)                                    576,847                            576,847
      Pension liability (net of tax ($1,760))                               (3,269)                            (3,269)
      Post-retirement liability (net of tax ($654))                         (1,214)                            (1,214)
              Comprehensive income
Capital contribution                                                                                            5,000
Employee stock ownership plan                                                                                  12,200
Dividends paid on common stock                                                                                (92,260)
                                                                 ------------------  ---------------   ---------------
Balance, December 31, 2010                                             $    88,613         $      -       $ 2,287,142
                                                                 ==================  ===============   ===============

                       The accompanying notes are an integral part of these financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(Amounts in Thousands)
---------------------------------------------------------------------------------------------------------------------------------

                                                                       2010               2009               2008
                                                                   -------------  -----------------  -----------------

OPERATING ACTIVITIES
Net income                                                            $ 352,472          $ 196,937          $ 251,114
Adjustments to reconcile net income to net cash
 provided by operating activities
    Amortization of deferred policy acquisition costs,
     deferred sales inducements and present value
     of future profits of acquired businesses                           302,669            235,847            252,821
    Net amortization of premiums and discounts
     on investments                                                    (131,051)           (89,973)           (53,509)
    Amortization of index options                                       179,637            165,439            258,469
    Employee stock ownership plan                                        12,200                  -                  -
    Policy acquisition costs deferred                                  (263,602)          (214,843)          (239,169)
    Sales inducements deferred                                          (92,589)           (74,579)           (96,598)
    Net realized investment (gains) losses and net
     impairment losses recognized in earnings                           (22,989)           (83,356)           (30,371)
    Net (gains) losses on derivatives and derivative
     instruments                                                       (191,371)           157,076             37,865
    Net unrealized gains from variable interest entity                        -            (35,795)           (27,442)
    Provision (benefit) for deferred income taxes                        20,151            (17,781)            21,142
    Net interest credited and product charges on
     universal life and investment policies                             895,216            436,536            365,747
    Changes in other assets and liabilities
      Net receivables                                                   (23,954)           (57,028)            (8,417)
      Net payables                                                       71,909            125,697             18,239
      Policy benefits                                                   102,645             55,813             91,041
      Other, net                                                        (49,117)              (567)             4,410
                                                                   -------------  -----------------  -----------------
              Net cash provided by operating activities               1,162,226            799,423            845,342
                                                                   -------------  -----------------  -----------------

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(Amounts in Thousands)
---------------------------------------------------------------------------------------------------------------------------------

                                                                      2010               2009               2008
                                                                 ----------------  -----------------  -----------------
INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid
    Fixed maturities                                                   5,026,800          7,712,355          8,621,197
    Equity securities                                                    224,575            100,281            138,241
    Mortgage loans                                                        52,252             33,601             43,499
    Derivative instruments                                                     -              9,987             45,877
    Other invested assets                                                 52,778             37,206             26,382
Cost of investments acquired
    Fixed maturities                                                  (6,821,533)        (9,049,051)       (10,928,448)
    Equity securities                                                   (160,158)          (102,725)          (130,751)
    Mortgage loans                                                       (61,773)           (25,893)            (4,720)
    Derivative instruments                                              (125,959)          (162,597)          (423,186)
    Other invested assets                                                (31,865)           (28,219)           (84,276)
Change in cash due to deconsolidation of VIE                            (159,827)                 -                  -
Net change in policy loans                                               (17,207)              (487)           (16,081)
Net change in short-term investments                                     104,634           (175,000)           174,597
Net change in collateral on derivatives                                  (86,174)           183,681            (92,372)
Net change in amounts due to/from brokers                                 30,861            144,838              5,189
                                                                 ----------------  -----------------  -----------------
              Net cash used in investing activities                   (1,972,596)        (1,322,023)        (2,624,852)
                                                                 ----------------  -----------------  -----------------
FINANCING ACTIVITIES
Receipts from universal life and investment  products                  2,906,068          2,779,877          2,798,104
Benefits paid on universal life and investment  products              (2,189,030)        (2,076,795)        (1,870,294)
Net change in repurchase agreements and other borrowings                 (38,643)          (258,701)           820,615
Receipts related to noncontrolling interests, net                              -            296,100            127,400
Capital contributions received                                             5,000                  -             50,000
Dividends paid on common stock                                           (92,257)           (51,617)           (46,740)
                                                                 ----------------  -----------------  -----------------
              Net cash provided by financing activities                  591,138            688,864          1,879,085
                                                                 ----------------  -----------------  -----------------
              Net increase (decrease) in cash                           (219,232)           166,264             99,575
Cash
Beginning of year                                                        269,749            103,485              3,910
                                                                 ----------------  -----------------  -----------------
End of year                                                            $  50,517          $ 269,749          $ 103,485
                                                                 ================  =================  =================
SUPPLEMENTAL INFORMATION
Cash paid during the year for
 Income taxes, paid to parent                                           $ 51,374          $ 204,153          $  59,855
Interest on other borrowings                                               2,381              4,594              5,044

                       The accompanying notes are an integral part of these financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND SUBSIDIARIES
(a wholly owned subsidiary of Sammons Financial Group, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization

        Midland National Life Insurance Company and Subsidiaries ("Midland
        National" or the "Company") is a wholly owned subsidiary of Sammons
        Financial Group, Inc. ("SFG"). SFG Reinsurance Company ("SFG Re"), a
        subsidiary of Midland National, is a captive reinsurance company domiciled in South Carolina. MNL Reinsurance Company ("MNL Re"), a
        subsidiary of Midland National, is a captive reinsurance company domiciled in Iowa. Together, these companies offer individual life and annuity products in 49 states and the District of Columbia. The Company is affiliated through common ownership with North American Company for
        Life and Health Insurance ("North American").

        Midland National is a limited partner in Guggenheim Partners
        Opportunistic Investment Grade Securities Fund, LLC ("the Fund"), a
        private investment company and variable interest entity. At December 31,
        2009 and 2008, Midland National was considered the primary beneficiary under accounting guidance previously in effect and owned 50.9% and 62.9%
        of the Fund, respectively. As the primary beneficiary, the Company consolidated the Fund in its consolidated financial statements. In accordance with new guidance issued by the Financial Accounting
        Standards Board ("FASB"), the Company deconsolidated the Fund as of
        January 1, 2010. See Note 6 for further discussion of the
        deconsolidation of the Fund.

        Basis of Presentation

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of
        America ("GAAP") and reflect the consolidation of the Company with its wholly owned subsidiaries and all entities for which it holds a controlling financial interest. Significant intercompany transactions have been eliminated in consolidation.

        The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

        Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance its activities independently and the equity holders have the obligation to absorb losses, the right to receive residual returns, and the right to make decisions about the entity's activities. The usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has a majority voting interest.

        When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20%
        to 50%) and has an investment in common stock or in-substance common stock, the Company accounts for its investment using the equity method of accounting. For certain limited partnerships, the threshold for the equity method of accounting is 5%.

        During 2009, the FASB issued revised guidance effective January 1, 2010, related to VIEs whereby an enterprise is required to perform an analysis on all entities with which it has a financial interest. The analysis requires the evaluation of several characteristics, including the determination of whether an entity has sufficient equity at risk to allow it to adequately finance its activities, the determination of whether the party with the power to direct the activities of the entity has equity investment at risk in the entity, and whether the equity investment at risk lacks the obligation to absorb expected losses or the right to receive expected residual returns. If an entity is determined to be a VIE, the next step is the identification of the primary beneficiary of the VIE. An enterprise is deemed to be the primary beneficiary of a VIE if it has both (i) the power to direct the activities of the entity that most significantly impact the VIE's economic success and (ii) has the obligation to absorb losses or receive benefits that could potentially be significant to the VIE, or both. The
        Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related party relationships. The party that is the primary beneficiary consolidates the financial results of the VIE. The Company will continue to assess its investments on an ongoing basis as circumstances may change whereby an entity could be determined to be a VIE. The Company could become a primary beneficiary in such a VIE, or an entity's characteristics could change whereby it is no longer a VIE. All of these situations could potentially have a corresponding impact on the Company's consolidated financial statements.

        See Note 6 for further discussion related to the Company's involvement with VIEs.

        Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

        The most significant areas which require the use of management's estimates relate to the determination of the fair values of financial assets and liabilities, derivatives and derivative instruments, income taxes, deferred policy acquisition costs ("DAC"), deferred sales inducements ("DSI"), present value of future profits of acquired businesses ("PVFP") and policy benefit reserves for traditional life insurance policies.

        Interest Rate Risk

        The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and changes in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

        Liquidity Risk

        Market conditions for fixed income securities could be such that illiquidity in the markets could make it difficult for the Company to sell certain securities and generate cash to meet policyholder obligations. Management believes it has adequate liquidity in its investment portfolio and other sources of funds to meet any future policyholder obligations.

        Counterparty Risk

        The Company enters into derivative and repurchase agreements with various financial institution counterparties. The Company is at risk that any particular counterparty will fail to fulfill its obligations under outstanding agreements. The Company limits this risk by selecting counterparties with long-standing performance records and with credit ratings of "A" or above. The amount of exposure to each counterparty is essentially the net replacement cost or market value for such agreements with each counterparty, as well as any interest due the Company from the last interest payment period less any collateral posted by the Company or counterparty.

        Fair Value of Financial Assets, Financial Liabilities, and Financial
        Instruments

        The Company has adopted the guidance on fair value option for financial assets and financial liabilities. This guidance allows the Company to elect to fair value certain financial assets and financial liabilities.
        The election is irrevocable and is made contract by contract. The
        Company has not elected to utilize the fair value option for any of its eligible financial assets or financial liabilities.

        Fair value estimates are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented in Note 3 may not represent the underlying value to the Company.

        The Company uses the following methods and assumptions in estimating the fair value of its financial instruments:

        Available-for-sale Securities

        Fair value for fixed maturity securities is obtained primarily from independent pricing sources, broker quotes and fair value/cash flow models. Fair value is based on quoted market prices, where available.
        For fixed maturities not actively traded, fair value is estimated using values obtained from independent pricing services or broker quotes. In some cases, such as private placements and certain mortgage-backed securities, fair value is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value of equity securities is based on quoted market prices, where available, and for those equity securities not actively traded, fair values are obtained from independent pricing services or from internal fair value/cash flow models.

        Mortgage Loans

        Fair value for mortgage loans is estimated using a duration-adjusted pricing methodology that reflects changes in market interest rates and the specific interest-rate sensitivity of each mortgage. Price changes derived from the monthly duration-adjustments are applied to the initial valuation mortgage portfolio that was conducted by an independent broker/dealer upon acquisition of the majority of the loans at which time each mortgage was modeled and assigned a spread corresponding to its risk profile for valuation purposes. For fair value reporting purposes, these spreads are adjusted for current market conditions. Fair value is also adjusted by internally generated illiquidity and default factors.

        Short-term Investments

        The carrying amounts for short-term investments, which primarily consist of commercial paper, money market funds and fixed income securities acquired with less than one year to maturity, approximate fair value due to their short-term nature.

        Derivative Instruments

        Fair value for options are based on internal financial models or counterparty quoted prices. Variation margin accounts, consisting of cash balances applicable to open futures contracts, held by counterparties are reported at the cash balances, which is equal to fair value. Fair value for interest rate swaps, credit default swaps, interest rate floors and other derivatives is based on exchange prices, broker quoted prices or fair values provided by the counterparties.

        Other Invested Assets

        Other invested assets consist primarily of limited partnerships. The
        Company adopted guidance for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) for the year ended December 31, 2009. The guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment
        (or its equivalent) is calculated in a manner consistent with the measurement guidance issued by the FASB for investment companies as of the reporting entity's measurement date. The Company's limited partnerships are measured using this method.

        Reinsurance Receivables - Embedded Derivatives from Reinsurance ceded

        Fair value for embedded derivatives related to coinsurance with funds withheld treaties for indexed annuities is determined based on fair values of the financial instruments in the funds withheld portfolios and on models the Company has developed to estimate the fair values of the liabilities ceded.

        Separate Account Assets

        Separate account assets are reported at estimated fair value in the consolidated balance sheets based on quoted net asset values of the underlying mutual funds.

        Policyholder Account Balances

        Fair value for the Company's liabilities under investment-type insurance contracts is estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued.
        The reported value of the Company's investment-type insurance contracts includes the fair value of indexed life and annuity embedded derivatives which are calculated using discounted cash flow valuation techniques based on current interest rates adjusted to reflect credit risk and an additional provision for adverse deviation.

        Fair value for embedded derivatives related to indexed life and annuity products is determined based on models the Company has developed to estimate the fair value of the liabilities.

        Repurchase Agreements, other Borrowings and Collateral on Derivative
        Instruments

        The fair value of the Company's reverse repurchase agreements is tied to the market value of the underlying collateral securities. The fair value of other borrowings which consist of borrowings from the Federal Home
        Loan Bank of Des Moines ("FHLB"), approximates its reported value due to its short maturity. The fair value of collateral on derivative instruments approximates the carrying value due to the short-term nature of the investment. These investments primarily consist of money market funds.

        Investments and Investment Income

        Available-for-sale Securities

        The Company is required to classify its fixed maturity investments
        (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) into three categories: securities that the Company has the positive intent and the ability to hold to maturity are classified as "held-to-maturity;" securities that are held for current resale are classified as "trading securities;" and securities not classified as held-to-maturity or as trading securities are classified as "available-for-sale." Investments classified as trading or available-for-sale are required to be reported at fair value in the consolidated balance sheets. The Company currently has no securities classified as held-to-maturity or trading.

        Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at fair value with the unrealized holding gains (losses) and noncredit related impairment losses included as a component of other comprehensive income
        (loss) ("OCI") in the consolidated statements of stockholder's equity.
        OCI is reported net of related adjustments to DAC, DSI, deferred income taxes, and the accumulated unrealized holding gains (losses) on securities sold which are released into income as realized investment gains (losses).

        As previously discussed in the Organization section of this footnote, the Company consolidated the Fund at December 31, 2009 and 2008. As an investment company, the Fund did not classify its fixed maturity investments into the three previously described categories. In addition, the Fund, and therefore the Company in its consolidation of the Fund, reported its fixed maturity investments at fair value but the unrealized gains and losses were reported as net unrealized gain from variable interest entity in the consolidated statements of income rather than as a component of OCI in the consolidated statements of stockholder's equity. The Company has included $1,265,946 in available-for-sale fixed maturity securities of the Fund in the accompanying consolidated balance sheets as of December 31, 2009. The unrealized gains on these fixed maturity securities of $34,739 and $27,311 for the years ended December
        31, 2009 and 2008, respectively, were reported as net unrealized gain from variable interest entity in the accompanying consolidated statements of income. In addition, the Fund held one preferred stock that was reported as an equity security in the accompanying consolidated balance sheets. The reported value of this security was $3,049 as of
        December 31, 2009 and the unrealized gain of $1,056 and $131 for the years ended December 31, 2009 and 2008, respectively, was reported as a component of net unrealized gain from variable interest entity in the accompanying consolidated statements of income. Subsequent to the deconsolidation of the Fund, the fair value of the Company's equity position in the Fund of $627,226 is reported in other invested assets in the consolidated balance sheets at December 31, 2010. See Note 6 for further discussion of the deconsolidation the Fund.

        For collateralized mortgage obligations ("CMOs") and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. This adjustment is included in net investment income.
        Included in this category is approximately $84,434 and $96,981 of mortgaged-backed securities that are all or partially collateralized by sub-prime mortgages at December 31, 2010 and 2009, respectively. A sub-prime mortgage is defined as a mortgage with one or more of the following attributes: weak credit score, high debt-to-income ratio, high loan-to-value ratio or undocumented income. In recent years, the deterioration in the sub-prime mortgage market has had an adverse impact on the overall credit markets, particularly related to the fair values of CMOs and other asset-backed securities. The Company is exposed to credit risk associated with the sub-prime lending market and continues to monitor these investments in connection with the Company's other-than-temporary impairment ("OTTI") policy. At December 31, 2010 and 2009, 76% and 62%, respectively, of the Company's securities with sub-prime exposure are rated as investment grade.

        Mortgage Loans

        Mortgage loans are carried at the adjusted unpaid balances.
        Approximately 38% of the Company's mortgage loan portfolio is located in
        Florida, Georgia, North Carolina, and South Carolina and 14% is located in California, Oregon and Washington. The composition of the mortgage loan portfolio by property characteristic category as of December 31,
        2010 was as follows: Office 19%, Industrial 11%, Residential 12%, Retail
        4%, Apartment 2%, and Other 52%. During 2010, six new mortgages were originated for $58,890. Two new mortgages were originated in 2009 for
        $25,893, the majority of which related to an additional mortgage on the property of an indirect affiliate (see Note 16). The Company's mortgage loan portfolio includes reverse mortgages, which are first liens on the related residential properties located primarily in California and
        Florida. At December 31, 2010, the reported value of these reverse mortgages was $29,456. Income on reverse mortgages is recognized using an effective yield based on the contractual interest rate and anticipated repayment of the mortgage. The maximum percentage of any one loan to the value of the underlying property at the time the loan was initiated was 80% for all standard mortgage loans. The reverse mortgages have a Principal Limit Factor ("PLF") that defines the maximum amount that can be advanced to a borrower. The PLF is a function of the age of the borrower and co-borrower, if any, and the appraised value of the residential property. The maximum PLF in the Company's reverse mortgage portfolio is 62.5% of the underlying property value at the time of mortgage origination. Property and casualty insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Interest income on nonperforming loans is generally recognized on a cash basis. The Company reviews its mortgage loans for impairment on an on-going basis. It considers such factors as delinquency of payments, decreases in the value of underlying properties, the financial condition of the mortgagee and the impact of general economic conditions in the geographic areas of the properties collateralizing the mortgages. Once the determination is made that a mortgage loan is impaired, the primary consideration used to determine the amount of the impairment is the fair market value of the underlying property. The Company assumes it would receive the proceeds from the sale of the underlying property less sale expenses. As a result of this review, the Company recognized impairment charges against earnings of
        $1,036 (two loans) and $1,530 (four loans) for the years ended December
        31, 2010 and 2009, respectively. There was no impairment charge recognized in 2008.

        Policy Loans

        Policy loans are carried at unpaid principal balances.

        Short-term Investments

        Short-term investments primarily include commercial paper, money market funds and fixed income securities acquired with less than one year to maturity and are stated at amortized cost.

        Derivative Instruments

        Derivative instruments consist of options, futures, interest rate floors, interest rate and credit default swaps. Options, interest rate floors, interest rate swaps and credit default swaps are reported at fair value. Futures are reported at the cash balances held in counterparty variation margin accounts, which amount equals fair value.

        See Note 5 for further discussion of the Company's derivatives and derivative instruments.

        Other Invested Assets

        Other invested assets are primarily comprised of limited partnerships.
        Limited partnerships are recorded on the fair value, cost, equity or consolidation method of accounting depending on the respective ownership percentage, ability to control or election to apply fair value accounting. In most cases, the carrying amounts represent the Company's share of the entity's underlying equity reported in its balance sheet.
        In situations where the Company has an ownership of less than 5%, the limited partnership is carried at cost. These investments are reviewed for impairment on a periodic basis. The aggregate carrying value of investments recorded on the cost method was $39,176 and $40,092 as of
        December 31, 2010 and 2009, respectively.

        Other-than-temporary Impairment Losses

        The Company reviews its investments to determine if declines in value are other-than-temporary. During the latter part of 2008, the general credit markets were distressed and there was illiquidity in many of the markets where the Company traded its fixed income securities. The credit market conditions improved during 2009 and improvements in credit markets and a low interest rate environment during 2010 resulted in additional fair value gains in the Company's fixed income securities portfolio. If the fair value of a debt security is less than its amortized cost basis at the balance sheet date, the Company must assess whether the impairment is other-than-temporary. For fixed income securities, the primary factor the Company considers in its assessment of whether a decline in value is other-than-temporary is the issuer's ability to pay the amounts due according to the contractual terms of the investment. Additional factors considered in evaluating whether a decline in value is other-than-temporary are the length of time and magnitude by which the fair value is less than amortized cost, adverse conditions specifically related to the security, changes to the rating of the security by a rating agency, changes in the quality of underlying credit enhancements and changes in the fair value of the security subsequent to the balance sheet date.

        Effective January 1, 2009, the Company implemented new guidance issued by the FASB that expands the determination of whether an impairment of debt securities is other-than-temporary and the determination of the amount of the impairment to charge against earnings. When an OTTI has occurred, the amount of the impairment charged against earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the entire impairment is recognized as a charge against earnings. If the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security before recovery of its amortized cost basis, the impairment is bifurcated into a credit related loss and a noncredit related loss. The credit related loss is measured as the difference between the present value of cash flows expected to be collected from the debt security and the debt security's amortized cost.
        The amount of the credit related loss is recognized as a charge against earnings. The difference between the unrealized loss on the impaired debt security and the credit related loss charged against earnings is the noncredit related loss that is recognized in accumulated other comprehensive loss.

        The Company uses a single best estimate of cash flows approach and uses the effective yield prior to the date of impairment to calculate the present value of cash flows. The Company's assumptions for residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations include collateral pledged, scheduled interest payments, default levels, delinquency rates and the level of nonperforming assets for the remainder of the investments' expected term. The Company's assumptions for corporate and other fixed maturity securities include scheduled interest payments and an estimated recovery value, generally based on a percentage return of the current market value.

        After an other-than-temporary write-down, the new cost basis is the prior amortized cost less the credit loss. The adjusted cost basis is generally not adjusted for subsequent recoveries in fair value. However, if the Company can reasonably estimate future cash flows after a write-down and the expected cash flows indicate some or all of the credit related loss will be recovered, the discount or reduced premium recorded is amortized over the remaining life of the security.
        Amortization in this instance is computed using the prospective method and is determined based on the current estimate of the amount and timing of future cash flows.

        During 2010, 2009 and 2008, the Company recorded $71,582, $71,471 and
        $87,404, respectively, of realized losses as a result of OTTI. These losses are included in net impairment loss recognized in earnings in the consolidated statements of income. The Company was required to recognize the cumulative effect of initially applying this guidance in 2009. For the fixed income securities held at the beginning of 2009 for which an
        OTTI was previously recognized and the Company did not intend to sell and it was not more likely than not that it would be required to sell the security before recovery of its amortized cost basis, the cumulative effect of initially applying this guidance is recognized as an adjustment to the opening balance of retained earnings with a corresponding adjustment to accumulated OCI. The amount of the cumulative effect adjustment recognized by the Company was $7,050, which is reported in the accompanying consolidated statements of stockholder's equity.

        Investment Income

        Investment income is recorded when earned. Net realized investment gains
        (losses) are determined on the basis of specific identification of the investments. Dividends are recorded on the ex-dividend date. See Note 4 for further discussion of the Company's investments and investment income.

        Cash

        Cash consists of demand deposits and noninterest bearing deposits held by custodial banks.

        Derivatives and Derivative Instruments

        The Company uses derivative instruments to manage its fixed indexed and policy obligation interest guarantees and interest rate risks applicable to its investments. To mitigate these risks, the Company enters interest rate swap agreements and futures contracts and purchases equity indexed options. To qualify for hedge accounting, the Company is required to formally document the hedging relationship at the inception of each derivative transaction. This documentation includes the specific derivative instrument, risk management objective, hedging strategy, identification of the hedged item, specific risk being hedged and how effectiveness will be assessed. To be considered an effective hedge, the derivative must be highly effective in offsetting the variability of the cash flows or the changes in fair value of the hedged item.
        Effectiveness is evaluated on a retrospective and prospective basis.

        The changes in fair value of derivative instruments designated as effective fair value hedges and the changes in fair value of the hedged fixed income securities are reported as a component of net gains
        (losses) on derivatives and derivative instruments. For derivatives not designated as effective hedges, the change in fair value is recognized as a component of net gains (losses) on derivatives and derivative instruments in the period of change.

        Derivative instruments are carried at fair value, with certain changes in fair value reflected in OCI in the consolidated statements of stockholder's equity (for those derivatives designated as effective
        "cash flow hedges") while other changes in derivative fair value related to effective fair value hedges and nonhedge derivatives are reflected as net gains (losses) on derivatives and derivative instruments in the consolidated statements of income.

        The Company has certain reinsurance arrangements and debt instruments containing embedded derivatives due to the incorporation of credit risk exposures that are not clearly and closely related to the
        creditworthiness of the obligor.

        The agreements between the Company and its derivatives counterparties require the posting of collateral when the market value of the derivative instruments exceeds the cost of the instruments. Collateral posted by counterparties is reported in the consolidated balance sheets in short-term investments with a corresponding liability reported in repurchase agreements, other borrowings and collateral on derivative instruments. Collateral posted by the Company is reported in the consolidated balance sheets as a component of other receivables, other assets and property, plant and equipment.

        See Note 5 for further discussion of the Company's derivatives and derivative instruments.

        Accrued Investment Income

        Accrued investment income consists of amounts due on invested assets. It excludes amounts the Company does not expect to receive.

        Deferred Policy Acquisition Costs

        Policy acquisition costs that vary with, and are primarily related to the production of new business, are deferred into the DAC asset to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, marketing, policy issuance, underwriting and certain variable agency expenses. For traditional insurance policies, such costs are amortized over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium revenues to the total anticipated premium revenues. For interest sensitive policies, these costs are amortized over the lives of the policies in relation to the present value of actual and estimated gross profits. Recoverability of DAC is evaluated on an annual basis by comparing the current estimate of future profits to the unamortized asset balance.

        See Note 8 for further discussion of the Company's DAC.

        Deferred Sales Inducements

        The Company defers certain sales inducement costs into a DSI asset.
        Sales inducements consist of premium bonuses and bonus interest on the
        Company's life and annuity products. The Company accounts and reports for certain sales inducements whereby capitalized costs are reported separately in the consolidated balance sheets and the amortization of the capitalized sales inducements is reported as a separate component of insurance benefits in the consolidated statements of income in accordance with authoritative guidance.

        See Note 8 for further discussion of the Company's DSI.

        To the extent that unrealized investment gains or losses on available-for-sale securities would result in an adjustment to the amortization pattern of DAC and DSI had those gains or losses actually been realized, the adjustments are recorded directly to stockholder's equity through OCI as an offset to the unrealized investment gains or losses on available-for-sale securities.

        Present Value of Future Profits of Acquired Businesses

        The PVFP represents the portion of the purchase price of blocks of businesses that was allocated to the future profits attributable to the insurance in force at the dates of acquisition. The PVFP is amortized in relationship to the actual and expected emergence of such future profits. Based on current conditions and assumptions as to future events, the Company expects to amortize $1,546, $1,300, $1,119, $1,248 and $1,180 of the existing PVFP over the next five years. Recoverability of the PVFP is evaluated periodically by comparing the current estimate of future profits to the unamortized asset balance.

        See Note 8 for further discussion of the Company's PVFP.

        Retrospective adjustments of DAC, DSI, and PVFP are made periodically upon revision of estimates of current or future gross profits on interest sensitive and investment-type products to be realized from a group of policies.

        Reinsurance Receivables

        Liabilities ceded to reinsurance companies and receivables related to obligations due from those companies to the Company are reported as reinsurance receivables. Funds withheld liabilities and embedded derivatives associated with certain annuity coinsurance with funds withheld agreements are also reported as reinsurance receivables. The
        Company uses reinsurance for capital relief and risk mitigation on life and annuity products. The Company generally reinsures the excess of each individual risk over $1,000 on ordinary life policies in order to spread its risk of loss. The Company remains contingently liable for the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk. The Company generally reinsures with companies rated "A" or better by A.M. Best. The
        Company monitors these ratings on an on-going basis as it is at risk that a reinsurer may be downgraded after an agreement has been entered.

        Separate Account Assets and Liabilities

        The separate accounts held by the Company are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally separated and are not subject to the claims that may arise out of any other business of the Company. The
        Company reports its separate account assets at fair value. The underlying investment risks are assumed by the policyholders. The
        Company records the related liabilities at amounts equal to the market value of the underlying assets. The Company reflects these assets and liabilities in separate account assets and liabilities in the consolidated balance sheets. The Company reports the fees earned for administrative and policyholder services performed for the separate accounts as a component of other income in the consolidated statements of income.

        Policy Claims and Benefits Payable

        The liability for policy claims and benefits payable includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are based on estimates and are subject to future changes in claim severity and frequency. Estimates are periodically reviewed and adjustments are reflected in benefits incurred on the consolidated statements of income.

        Recognition of Traditional Life Insurance Revenue and Policy Benefits

        Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Life insurance premiums are recognized as premium income when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy benefit reserves and the amortization of DAC.

        Policy benefit reserves for traditional life insurance policies reported in the consolidated balance sheets of $1,049,300 and $1,003,106 at
        December 31, 2010 and 2009, respectively, generally are computed by the net level premium method based on estimated future investment yield, mortality, morbidity and withdrawals that were appropriate at the time the policies were issued or acquired. Interest rate assumptions ranged from and 6.00% to 9.00% in 2010 and 2009.

        Recognition of Revenue and Policy Benefits for Interest Sensitive Life
        Insurance Products and Investment Contracts ("Interest Sensitive
        Policies")

        Interest sensitive policies are issued on a periodic and single premium basis. Amounts collected are credited to policyholder account balances.
        Revenues from interest sensitive policies consist of charges assessed against policyholder account balances for the cost of insurance, policy administration, and surrender charges. Revenues also include investment income related to the investments that support the policyholder account balances. Policy benefits and claims that are charged to expense include benefits incurred in the period in excess of related policyholder account balances. Benefits also include interest and fixed index amounts credited to the account balances.

        Policyholder reserves for universal life and other interest sensitive life insurance and investment contracts, reported in the consolidated balance sheets as policyholder account balances of $24,817,393 and
        $23,244,885 at December 31, 2010 and 2009, respectively, are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits and credited interest and fixed index credits less withdrawals and charges for mortality, administrative, and policy expenses. Interest crediting rates ranged primarily from 1.00% to 6.60%
        in 2010 and from 2.00% to 7.50% in 2009. For certain contracts, these crediting rates extend for periods in excess of one year.

        Repurchase Agreements

        As part of its investment strategy, the Company enters into reverse repurchase agreements to increase the Company's investment return. The
        Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the market value of the underlying collateral securities. Reverse repurchase agreements involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed-upon price. As of December 31, 2010 and 2009, there were
        $2,063,855 and $2,424,585, respectively, of such agreements outstanding.
        The collateral for these agreements is held in short-term investments and fixed maturities in the consolidated balance sheets.

        Dividends and Distributions

        Payment of dividends or other distributions of the insurance subsidiaries are limited by statute, which is generally limited to the greater of the insurance companies' prior year statutory net income or
        10% of the insurance companies' statutory surplus at the previous year end date.

        See Note 13 for further discussion on the Company's statutory financial data and dividend restrictions.

        Income Taxes

        The Company is a member of the Sammons Enterprises Inc. ("SEI")
        consolidated United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the
        Company compute the provision for federal income taxes on a separate return basis. The Company makes payment to, or receives payment from,
        SEI in the amount they would have paid to, or received from, the
        Internal Revenue Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by SEI.

        Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Comprehensive Income

        Comprehensive income for the Company includes net income and OCI, which includes pension liability and post-retirement liability, net unrealized investment gains (losses) on available-for-sale securities, noncredit portion of OTTI losses, and interest rate swaps accounted for as cash flow hedges (net of related adjustments to intangibles and deferred income taxes).

2.      EFFECTS OF NEW AUTHORITATIVE GUIDANCE

        Recently Adopted Authoritative Guidance

        Fair Value Measurements

        Effective January 1, 2010, the Company adopted the additional guidance on disclosures for fair value measurements as issued by the FASB. The new disclosures add a requirement to disclose transfers in and out of
        Level 1 and 2 measurements and clarify two existing disclosure requirements related to the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques.
        The adoption of the new guidance had no impact on the consolidated financial statements, but did increase the disclosures related to fair value.

        Other-than-temporary Impairments

        In April 2009, the FASB issued amended guidance on the recognition and presentation of OTTI and required additional disclosures. The recognition provisions apply only to debt securities classified as available-for-sale and held-to-maturity. The presentation and disclosure requirements apply to both debt and equity securities. An impaired debt security will be considered OTTI if a holder has the intent to sell, or it more likely than not will be required to sell prior to recovery of the amortized cost. If a holder of a debt security does not expect recovery of the entire cost basis, even if there is no intention to sell the security, it will be considered an OTTI as well. In addition, if the
        Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the entire impairment is recognized as a charge against earnings.
        If the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security before recovery of its amortized cost basis, the impairment is bifurcated into a credit related loss which is recognized as a charge against earnings and a noncredit related loss that is recognized in accumulated other comprehensive loss. The adoption of the guidance requires a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption with a corresponding adjustment to accumulated OCI.
        The Company adopted the guidance as required on January 1, 2009, recorded a reclassification of $7,050 from retained earnings to accumulated OCI and included the additional disclosures as required.

        See Note 1 for additional discussion on this guidance.

        Transfers of Financial Assets

        In June 2009, the FASB issued amended guidance on accounting for transfers of financial assets. The guidance is designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. The most significant change is the elimination of the concept of a qualifying special-purpose entity. Therefore, formerly qualifying special-purpose entities (as defined under previous standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance.
        The Company adopted the guidance January 1, 2010. The new guidance did not have a material effect on the consolidated financial statements.

        Variable Interest Entities

        In June 2009, the FASB issued amended guidance related to the consolidation of variable interest entities ("VIE"). The guidance requires an enterprise to perform an analysis to determine whether a company's variable interest or interests give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a
        VIE as the company that (1) has the power to direct the activities of a
        VIE that most significantly impact the entity's economic performance and
        (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The guidance requires ongoing reassessments of whether a company is the primary beneficiary of a VIE, which could result in deconsolidation of previously consolidated entities. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about a company's involvement with the VIE. The Company adopted the guidance effective January 1, 2010. The Company has evaluated its investments in limited partnerships, a re-securitization trust, and the Fund to determine if there are VIE's which would require consolidation or deconsolidation in accordance with this new guidance.
        As a result of adopting the new guidance the Company determined a previously consolidated VIE should be deconsolidated.

        See Note 6 for further discussion.

        Recently Issued Authoritative Guidance

        Fair Value Measurements

        In January 2010, the FASB issued additional guidance on improving disclosures for fair value measurements. The new disclosures include gross presentation of activities within the Level 3 roll forward. This guidance is effective for fiscal years beginning after December 15,
        2010. The Company believes the guidance will not have a material impact on the consolidated financial statements, but will increase the disclosures about fair value.

        Investments Held through Separate Accounts

        In April 2010, the FASB issued additional guidance that clarifies an insurance entity should not consider any separate account interests held for the benefit of policyholders in an investment to be the insurer's interests. A company should not combine general account and separate account interests in the same investment when assessing the investment for consolidation. Additionally, the guidance does not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The guidance also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. The guidance is effective for fiscal years beginning after December 15, 2010. The Company does not expect the guidance to have a material effect on the consolidated financial statements.

        Allowance for Credit Losses

        In July 2010, the FASB issued guidance related to disclosures about the credit quality of financing receivables and the allowance for credit losses. The guidance requires disclosures that facilitate financial statement users in evaluating the nature of credit risk inherent in the portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and any changes and the reasons for those changes to the allowance for credit losses.
        The guidance requires several new disclosures regarding the reserve for credit losses and other disclosures related to the credit quality of the
        Company's mortgage loan portfolio. The new disclosure requirements are effective for reporting periods ending after December 15, 2011. The guidance does not change current accounting guidance but requires additional disclosures. The Company believes the guidance will not have any impact on the consolidated financial statements, but will increase the disclosures about the allowance for credit losses.

        Deferred Policy Acquisition Costs and Deferred Sales Inducements

        In October 2010, the FASB issued guidance on accounting for costs associated with acquiring or renewing insurance contracts. The guidance addresses diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The guidance prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. The guidance defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. The guidance also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. The guidance is effective for periods beginning after
        December 31, 2011 and is to be applied prospectively. Early adoption and retrospective application are optional. The Company is currently evaluating the impact the new guidance will have on the consolidated financial statements, but it could be material.

3.      FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying value and estimated fair value of the Company's financial instruments are as follows:

                                                            December 31, 2010                     December 31, 2009
                                                     ----------------------------------  ------------------------------------
                                                       Carrying          Estimated           Carrying          Estimated
                                                        Value            Fair Value           Value            Fair Value
                                                     ---------------  -----------------  -----------------  -----------------

Financial assets
Available-for-sale
    Fixed maturities                                   $ 24,516,373       $ 24,516,373       $ 22,256,805       $ 22,256,805
    Equity securities                                       424,953            424,953            462,328            462,328
Mortgage loans                                              247,133            219,546            241,001            207,576
Short-term investments                                      248,637            248,637            353,271            353,271
Derivative instruments                                      425,656            425,656            435,085            435,085
Other invested assets                                       983,630            998,669            337,514            362,471
Reinsurance receivables - embedded
 derivatives from reinsurance ceded                          26,061             26,061              6,676              6,676
Separate account assets                                   1,001,274          1,001,274            934,472            934,472
Financial liabilities
Policyholder account balances
    Investment-type insurance contracts                $ 14,193,220       $ 12,724,974       $ 12,808,780       $ 11,444,929
    Indexed life and annuity embedded derivatives           (40,622)           (40,622)            26,158             26,158
Repurchase agreements, other borrowings
 and collateral on derivative instruments                $2,527,412         $2,527,412         $2,974,315         $2,974,315
Derivative instruments                                       10,541             10,541             51,187             51,187

        Fair Value Measurements

        Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value guidance also establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        The Company determines the fair value of its investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments, market activity may be minimal or nonexistent and management's determination of fair value is then based on the best information available in the circumstances and may incorporate management's own assumptions, which involves a significant degree of judgment.

        Investments for which market prices are not observable are generally private investments, securities valued using nonbinding broker quotes or securities with very little trading activity. Fair values of private investments are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class when such amounts are available. If these are not available, a discounted cash flow analysis using interest spreads adjusted for the maturity/average life differences may be used. Spread adjustments are intended to reflect an illiquidity premium and take into account a variety of factors including but not limited to senior unsecured versus secured, par amount outstanding, number of holders, maturity, average life, composition of lending group, debit rating, credit default spreads, default rates and credit spreads applicable to the security sector. These valuation methodologies involve a significant degree of judgment.

        Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories.

        Level 1 - Quoted prices are available in active markets that the Company has the ability to access for identical financial instruments as of the reporting date. The types of financial instruments included in Level 1 are listed equities, mutual funds, money market funds and noninterest bearing cash. As required by the fair value measurements guidance, the
        Company does not adjust the quoted price for these financial instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

        Level 2 - Fair values are based on quoted prices for similar assets or liabilities in active and inactive markets. Inactive markets involve few transactions for similar assets or liabilities and the prices are not current or price quotations vary substantially over time or among market makers, which would include some broker quotes. Level 2 inputs also include corroborated market data such as interest rate spreads, yield curves, volatilities, prepayment speeds, credit risks and default rates.
        Financial instruments that are generally included in this category include corporate bonds, asset-backed securities, CMOs, short-term securities, less liquid and restricted equity securities and over-the-counter derivatives.

        Level 3 - Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. These inputs may reflect the Company's estimates of the assumptions that market participants would use in valuing the financial instruments. Financial instruments that are included in this category generally include private corporate securities, collateralized debt obligations and indexed life and annuity embedded derivatives.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
        The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. From time to time there may be movements between levels as inputs become more or less observable, which may depend on several factors including the activity of the market for the specific security, the activity of the market for similar securities, the level of risk spreads and the source of the information from which we obtain the information. Transfers in or out of any level are measured as of the beginning of the period.
        The Company relies on third party pricing services and independent broker quotes to value fixed maturity and equity securities. The third party pricing service uses a discounted cash flow model or the market approach to value the securities when the securities are not traded on an exchange. The following characteristics are considered in the valuation process: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark and comparable securities, estimated cash flows and prepayment speeds.

        The Company performs both quantitative and qualitative analysis of the prices. The review includes initial and ongoing review of the third party pricing methodologies, back testing of recent trades, and review of pricing trends and statistics.

        The following tables summarize the valuation of the Company's financial instruments carried at fair value in the consolidated balance sheets as of December 31, 2010 and 2009 by the fair value hierarchy levels defined in the fair value measurements guidance. Methods and assumptions used to determine the fair values are described in Note 1:

                                                                                    December 31, 2010
                                                      --------------------------------------------------------------------------
                                                        Quoted Prices
                                                         in Active          Significant
                                                        Markets for            Other           Significant
                                                         Identical           Observable        Unobservable
                                                        Instruments            Inputs            Inputs
                                                         (Level 1)           (Level 2)          (Level 3)            Total
                                                      ----------------   -----------------  -----------------  -----------------

Financial assets (carried at fair value)
Fixed maturities
    U.S. government and agencies                                  $ -         $ 3,357,124                $ -        $ 3,357,124
    Municipal securities                                            -           3,015,347                  -          3,015,347
    Corporate securities                                            -           7,422,540          1,148,275          8,570,815
    Residential mortgage-backed securities                          -           2,864,008            205,743          3,069,751
    Commercial mortgage-backed securities                           -           1,417,735                 94          1,417,829
    Asset-backed securities                                         -           2,456,071          2,457,780          4,913,851
    Other debt obligations                                          -              84,254             87,402            171,656
                                                      ----------------   -----------------  -----------------  -----------------
              Total fixed maturities                          $     -        $ 20,617,079         $3,899,294       $ 24,516,373
Equity securities
    Financial services                                        $     -           $ 287,542          $  10,826          $ 298,368
    Other                                                           -              86,762             39,823            126,585
                                                      ----------------   -----------------  -----------------  -----------------
              Total equity securities                         $     -           $ 374,304          $  50,649          $ 424,953
Derivative instruments
    Options                                                   $     -           $ 209,211            $     -          $ 209,211
    Interest rate swaps, credit default swaps
    and interest rate floors                                        -              23,143                  -             23,143
    Futures                                                   193,302                   -                  -            193,302
                                                      ----------------   -----------------  -----------------  -----------------
           Total derivative instruments                     $ 193,302           $ 232,354            $     -          $ 425,656
Reinsurance receivables - embedded
 derivatives from reinsurance ceded
    Indexed annuity products ceded                            $     -             $     -          $ (23,614)         $ (23,614)
    Indexed annuity funds withheld                                  -                   -             49,675             49,675
                                                      ----------------   -----------------  -----------------  -----------------
              Total reinsurance receivables                   $     -             $     -          $  26,061          $  26,061
Separate account assets                                    $1,001,274             $     -            $     -         $1,001,274
Financial liabilities (carried at fair value)
Policy account balances - index
 life and annuity embedded derivatives                              -                   -            (40,622)           (40,622)
Derivative instruments
    Interest rate swaps and credit default swaps                    -              10,541                  -             10,541
                                                      ----------------   -----------------  -----------------  -----------------
              Total derivative instruments                    $     -           $  10,541            $     -          $  10,541

                                                                               December 31, 2009
                                                  ---------------------------------------------------------------------------
                                                    Quoted Prices
                                                     in Active          Significant
                                                    Markets for            Other           Significant
                                                     Identical          Observable         Unobservable
                                                    Instruments           Inputs              Inputs
                                                     (Level 1)           (Level 2)          (Level 3)            Total
                                                  -----------------   ----------------   -----------------  -----------------

Financial assets (carried at fair value)
Fixed maturities
U.S. government and agencies                               $     -         $3,254,711             $     -         $3,254,711
Non U.S. governments                                             -                  -                   -                  -
Corporate securities                                             -          6,617,649             754,956          7,372,605
Residential mortgage-backed securities                           -          1,942,431           1,154,910          3,097,341
Commercial mortgage-backed securities                            -          1,289,682              65,423          1,355,105
Asset-backed securities                                          -          1,943,826           2,836,787          4,780,613
Other debt obligations                                           -          2,157,165             239,265          2,396,430
                                                  -----------------   ----------------   -----------------  -----------------
              Total fixed maturities                             -         17,205,464           5,051,341         22,256,805
Equity securities                                                -            437,084              25,244            462,328
Derivative instruments                                           -            435,085                   -            435,085
Reinsurance receivables - embedded
 derivatives from reinsurance ceded                              -                  -               6,676              6,676
Separate account assets                                    934,472                  -                   -            934,472
Financial liabilities (carried at fair value)
Policy account balances - indexed
 life and annuity embedded derivatives                     $     -            $     -           $  26,158          $  26,158
Derivative instruments                                      23,159             28,028                   -             51,187

        Approximately 16% and 23% of the total fixed maturities are included in the Level 3 group at December 31, 2010 and 2009, respectively.

        The following tables summarize certain marketable securities and investments categorized as Level 3 by valuation methodology as of
        December 31, 2010 and 2009:

                                                                            December 31, 2010
                                                        -----------------------------------------------------------
                                                           Third-party            Priced
                                                             Source             Internally             Total
                                                        ------------------  -------------------  ------------------

Fixed maturities
    Corporate securities                                        $  83,957          $ 1,064,318         $ 1,148,275
    Residential mortgage-backed securities                              -              205,743             205,743
    Commercial mortgage-backed securities                               -                   94                  94
    Asset-backed securities                                             -            2,457,780           2,457,780
    Other debt obligations                                              -               87,402              87,402
                                                        ------------------  -------------------  ------------------
              Total fixed maturities                               83,957            3,815,337           3,899,294
Equity securities
    Financial services                                                  -               10,826              10,826
    Other                                                               -               39,823              39,823
                                                        ------------------  -------------------  ------------------
              Total fixed maturities                                    -               50,649              50,649
                                                        ------------------  -------------------  ------------------
                                                                $  83,957          $ 3,865,986         $ 3,949,943
                                                        ==================  ===================  ==================
              Percent of total                                        2%                 98%               100%
                                                        ==================  ===================  ==================

                                                                            December 31, 2009
                                                       ------------------------------------------------------------
                                                          Third-party            Priced
                                                            Source             Internally             Total
                                                       ------------------   ------------------  -------------------

Fixed maturities
    Corporate securities                                      $  181,604           $  573,352           $  754,956
    Residential mortgage-backed securities                         2,350            1,152,560            1,154,910
    Commercial mortgage-backed securities                         50,965               14,458               65,423
    Asset-backed securities                                       96,342            2,740,446            2,836,788
    Other debt obligations                                       118,179              121,085              239,264
                                                       ------------------   ------------------  -------------------
              Total fixed maturities                             449,440            4,601,901            5,051,341
Equity securities                                                      -               25,244               25,244
                                                       ------------------   ------------------  -------------------
                                                       ------------------   ------------------  -------------------
                                                              $  449,440          $ 4,627,145          $ 5,076,585
                                                       ==================   ==================  ===================
              Percent of total                                       9%                 91%                100%
                                                       ==================   ==================  ===================

        The changes in financial instruments measured at fair value, excluding accrued interest income, for which Level 3 inputs were used to determine fair value during 2010 and 2009 are as follows:

                                                                  December 31, 2010
                                  ----------------------------------------------------------------------------------
                                                Realized and Unrealized    Purchases,
                                                    Gains (Losses)         Issuances,
                                               --------------------------     and       Transfers in
                                  Beginning    Included in   Included in   Settlements  and/or out of     Ending
                                   Balance      Net Income       OCI          (Net)      Level 3 (A)      Balance
                                  -----------  --------------------------  ------------ --------------  ------------

Financial assets
 (carried at fair value)
Fixed maturities
   Municipal securities            $ 132,606        $    -        $    -        $    -     $ (132,606)       $    -
   Corporate securities              754,957           578        63,256       122,218        207,266     1,148,275
   Residential mortgage-
    backed securities                470,648        (4,974)       43,211       (75,718)      (227,424)      205,743
   Commercial mortgage-
    backed securities                749,685       (33,538)       47,736        (1,462)      (762,327)           94
   Asset-backed securities         2,836,786       (25,459)       73,442       193,320       (620,309)    2,457,780
   Other debt obligations            106,659           109         5,654        10,487        (35,507)       87,402
                                  -----------  ------------  ------------  ------------ --------------  ------------
         Total fixed maturities   $ 5,051,341    $ (63,284)    $ 233,299     $ 248,845    $(1,570,907)  $ 3,899,294
Equity securities
   Financial services               $ 25,245      $ 13,211      $ (1,293)    $ (26,337)       $     -      $ 10,826
   Other                                   -             -           (42)       39,865              -        39,823
                                  -----------  ------------  ------------  ------------ --------------  ------------
         Total equity securities    $ 25,245      $ 13,211      $ (1,335)     $ 13,528        $     -      $ 50,649
Reinsurance receivables -
 embedded derivatives
 from reinsurance ceded
   Indexed annuity
    products ceded                  $ (6,133)    $ (17,481)       $    -        $    -        $     -     $ (23,614)
   Indexed annuity funds
    withheld                          12,809        36,866             -             -              -        49,675
                                  -----------  ------------  ------------  ------------ --------------  ------------
         Total reinsurance
          receivables               $  6,676      $ 19,385        $    -        $    -        $     -      $ 26,061
Financial liabilities
 (carried at fair value)
   Policy account balances -
    indexed life and annuity
    embedded derivatives (B)        $ 26,158      $ 66,780        $    -        $    -        $     -     $ (40,622)

        (A) Included in the transfers in and/or out line above is $1,475,940 of securities priced using unobservable data at December 31, 2009 that were valued by a pricing service using observable market data at
            December 31, 2010, and $413,113 of securities transferred into Level
            3 that did not have enough observable data to include in Level 2 at
            December 31, 2010. An additional $507,076 was included in transfers out due to the deconsolidation of the Fund.

        (B) Excludes host accretion and the timing of posting index credits, which are included in insurance benefits in the consolidated statements of income.

                                                                December 31, 2009
                                 ---------------------------------------------------------------------------------
                                                Realized and Unrealized    Purchases,
                                                    Gains (Losses)         Issuances,
                                               --------------------------     and       Transfers in
                                  Beginning    Included in   Included in   Settlements  and/or out of   Ending
                                   Balance      Net Income       OCI         (Net)      Level 3 (A)     Balance
                                 ------------  -------------------------- ------------  ------------  ------------

Financial assets
 (carried at fair value)
Fixed maturities
   U.S. government
    and agencies                     $   350        $    -        $    -      $  (350)       $    -        $    -
   Corporate securities              685,419       (15,881)       63,431       52,719       (30,731)      754,957
   Residential mortgage-
    backed securities                674,905        37,142       (58,819)    (182,580)            -       470,648
   Commercial mortgage-
    backed securities                779,207       (38,297)       65,224      (45,507)      (10,942)      749,685
   Asset-backed securities         2,909,773       (50,704)     (272,470)     428,053      (177,866)    2,836,786
   Other debt obligations             94,813        (1,899)       (3,638)     173,809       (23,820)      239,265
                                 ------------  ------------  ------------ ------------  ------------  ------------
        Total fixed maturities   $ 5,144,467     $ (69,639)    $(206,272)   $ 426,144     $(243,359)  $ 5,051,341
Equity securities                   $ 76,522     $ (21,369)     $ 10,890    $ (15,102)    $ (25,697)     $ 25,244
Reinsurance receivables -
 embedded derivatives
 from reinsurance ceded            $ (35,680)     $ 42,356        $    -       $    -        $    -      $  6,676
Financial liabilities
 (carried at fair value)
Policy account balances -
 indexed life and annuity
 embedded derivatives (B)          $(416,478)    $(442,636)       $    -       $    -        $    -      $ 26,158

        (A) Included in the transfers in and/or out line above is $453,447 of securities priced using unobservable data at December 31, 2008 that were valued by a pricing service that uses observable market data at
            December 31, 2009, and $184,391 of securities that were transferred into Level 3 that did not have enough observable data to include in
            Level 2 at December 31, 2009.

        (B) Excludes host accretion and the timing of posting index credits, which are included with interest credited to policyholder account balances in the consolidated statements of income.

        The total gains (losses) included in earnings related to financial instruments categorized at Level 3 still held at December 31, 2010 and
        2009 are as follows:

                                                            2010                2009
                                                     -----------------   -----------------

Financial assets (carried at fair value)
Fixed maturities
    Corporate securities                                     $ (5,974)            $ 1,730
    Residential mortgage-backed securities                     (3,607)             (6,707)
    Commercial mortgage-backed securities                     (33,515)             (5,165)
    Asset-backed securities                                   (18,214)                  -
    Other debt obligations                                        106                 261
                                                     -----------------   -----------------
             Total fixed maturities                        $  (61,204)         $   (9,881)
Reinsurance receivables - embedded
 derivatives from reinsurance ceded
    Index annuity products ceded                           $  (17,481)         $  109,466
    Index annuity funds withheld                               36,866             (67,110)
                                                     -----------------   -----------------
             Total reinsurance receivables                  $  19,385           $  42,356
Financial liabilities (carried at fair value)
Policy account balances - indexed life and
 annuity embedded derivatives                               $  66,780          $ (442,636)

        The following table shows the investments which are included in other invested assets (primarily limited partnerships) in the consolidated balance sheets:

                             December 31, 2010                      December 31, 2009
                     ------------------------------------  -------------------------------------
                          Fair              Unfunded             Fair              Unfunded
                         Value             Commitments          Value            Commitments
                     ----------------   -----------------  -----------------   -----------------

Fixed income              $  861,438           $  56,892         $  226,862           $  75,895
Private equity                93,299              21,798             95,846              19,533
Real estate                   43,876              29,408             39,707              33,976
Other                             56                   -                 56                   -
                     ----------------   -----------------  -----------------   -----------------
                          $  998,669          $  108,098         $  362,471          $  129,404
                     ================   =================  =================   =================

        Limited partnership interests included in other investments above, are not redeemable at specific time periods. The Company receives periodic distributions from these investments while maintaining the investment for the long-term.

4.      INVESTMENTS AND INVESTMENT INCOME

        Available-for-sale Securities

        The amortized cost, estimated fair value, gross unrealized gains and gross unrealized losses of fixed maturities and equity securities classified as available-for-sale at December 31, 2010 and 2009 are as follows:

                                                                       December 31, 2010
                                          ----------------------------------------------------------------------------
                                                                   Gross              Gross             Estimated
                                             Amortized           Unrealized         Unrealized             Fair
                                                Cost               Gains              Losses              Value
                                          -----------------   -----------------  -----------------   -----------------
Fixed maturities
    U.S. government and agencies               $ 3,432,038           $  96,842         $  171,756         $ 3,357,124
    Municipal securities                         3,044,016              48,063             76,732           3,015,347
    Corporate securities                         8,452,057             450,301            331,543           8,570,815
    Residential mortgage-backed
     securities                                  2,862,181             263,291             55,721           3,069,751
    Commercial mortgage-backed
     securities                                  1,428,109              55,274             65,554           1,417,829
    Asset-backed securities                      4,964,958             136,210            187,317           4,913,851
    Other debt obligations                         171,061               4,040              3,445             171,656
                                          -----------------   -----------------  -----------------   -----------------
             Total fixed maturities             24,354,420           1,054,021            892,068          24,516,373
Equity securities
    Financial services                             292,121              19,160             12,913             298,368
    Other                                          126,079               3,634              3,128             126,585
                                          -----------------   -----------------  -----------------   -----------------
             Total equity securities               418,200              22,794             16,041             424,953
                                          -----------------   -----------------  -----------------   -----------------
             Total available-for-sale         $ 24,772,620         $ 1,076,815          $ 908,109        $ 24,941,326
                                          =================   =================  =================   =================

                                                                       December 31, 2009
                                          ----------------------------------------------------------------------------
                                                                   Gross              Gross             Estimated
                                             Amortized           Unrealized         Unrealized             Fair
                                                Cost               Gains              Losses              Value
                                          -----------------   -----------------  -----------------   -----------------
Fixed maturities
    U.S. government and agencies               $ 3,516,095           $  20,070         $  281,455         $ 3,254,710
    Corporate securities                         7,707,269             308,254            642,916           7,372,607
    Residential mortgage-backed
     securities                                  2,990,682             180,952             74,293           3,097,341
    Commercial mortgage-backed
     securities                                  1,758,406              17,680            420,981           1,355,105
    Asset-backed securities                      4,958,375             118,026            295,788           4,780,613
    Other debt securities                        2,477,201              32,623            113,395           2,396,429
                                          -----------------   -----------------  -----------------   -----------------
             Total fixed maturities             23,408,028             677,605          1,828,828          22,256,805
Equity securities                                  468,575              17,928             24,175             462,328
                                          -----------------   -----------------  -----------------   -----------------
             Total available-for-sale          $23,876,603          $  695,533        $ 1,853,003         $22,719,133
                                          =================   =================  =================   =================

        The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31, 2010 and 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                   2010                                2009
                                                   ----------------------------------  ----------------------------------
                                                      Amortized         Estimated         Amortized         Estimated
                                                        Cost           Fair Value           Cost           Fair Value
                                                   ----------------  ----------------  ----------------  ----------------

Due in one year or less                                  $ 164,997         $ 163,659         $  98,940         $  94,482
Due after one year through five years                    1,536,679         1,574,353         1,591,569         1,570,708
Due after five years through ten years                   3,572,585         3,805,590         3,247,617         3,309,331
Due after ten years                                     10,570,356        10,296,314         9,523,683         8,747,613
Securities not due at a single maturity date
 (primarily mortgage-backed securities)                  8,509,803         8,676,457         8,946,219         8,534,671
                                                   ----------------  ----------------  ----------------  ----------------
             Total fixed maturities                   $ 24,354,420      $ 24,516,373      $ 23,408,028      $ 22,256,805
                                                   ================  ================  ================  ================

        Gross Unrealized Losses

        The Company's gross unrealized losses and fair value on its available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                                                                    December 31, 2010
                                      -------------------------------------------------------------------------------
                                        Less than 12 Months        12 Months or More                Total
                                      ------------------------- -------------------------  --------------------------
                                                      Gross                     Gross                       Gross
                                         Fair      Unrealized      Fair       Unrealized       Fair      Unrealized
                                        Value        Losses        Value        Losses        Value        Losses
                                      -----------  ------------ ------------  -----------  ------------- ------------

Fixed maturities
   U.S. government and agencies        $ 462,300      $ 38,230    $ 976,610    $ 133,526     $1,438,910    $ 171,756
   Municipal securities                  661,944        22,129    1,034,481       54,603      1,696,425       76,732
   Corporate securities                  850,308        27,257    2,122,137      304,286      2,972,445      331,543
   Residential mortgage-backed
    securities                           108,946         3,132      334,160       52,589        443,106       55,721
   Commercial mortgage-backed
    securities                            37,677         1,146      459,780       64,408        497,457       65,554
   Asset-backed securities               448,191        19,971    1,345,738      167,346      1,793,929      187,317
   Other debt securities                  10,444           211       69,635        3,234         80,079        3,445
                                      -----------  ------------ ------------  -----------  ------------- ------------
           Total fixed maturities      2,579,810       112,076    6,342,541      779,992      8,922,351      892,068
Equity securities
   Financial services                     24,017         2,565       73,939       10,348         97,956       12,913
   Other                                  38,662           562       25,163        2,566         63,825        3,128
                                      -----------  ------------ ------------  -----------  ------------- ------------
           Total equity securities        62,679         3,127       99,102       12,914        161,781       16,041
                                      -----------  ------------ ------------  -----------  ------------- ------------
           Total available-for-sale   $ 2,642,489    $ 115,203  $ 6,441,643    $ 792,906     $9,084,132    $ 908,109
                                      ===========  ============ ============  ===========  ============= ============

                                                                    December 31, 2009
                                      -------------------------------------------------------------------------------
                                        Less than 12 Months        12 Months or More                 Total
                                      ------------------------- -------------------------  --------------------------
                                                      Gross                     Gross                       Gross
                                         Fair      Unrealized      Fair       Unrealized       Fair      Unrealized
                                        Value        Losses        Value        Losses        Value        Losses
                                      -----------  ------------ ------------  -----------  ------------- ------------

Fixed maturities
   U.S. government and agencies       $ 1,944,502    $ 140,052    $ 463,671    $ 141,403     $2,408,173    $ 281,455
   Corporate securities                  609,100        34,394    3,221,176      608,522      3,830,276      642,916
   Residential mortgage-backed
    securities                           371,533        50,065      189,245       24,228        560,778       74,293
   Commercial mortgage-backed
    securities                            31,679         2,428    1,150,235      418,553      1,181,914      420,981
   Asset-backed securities             1,442,584        54,538    1,260,694      241,250      2,703,278      295,788
   Other debt securities               1,205,209        47,817      524,237       65,578      1,729,446      113,395
                                      -----------  ------------ ------------  -----------  ------------- ------------
           Total fixed maturities      5,604,607       329,294    6,809,258    1,499,534     12,413,865    1,828,828
Equity securities                         25,775           213      189,218       23,962        214,993       24,175
                                      -----------  ------------ ------------  -----------  ------------- ------------
           Total available-for-sale   $ 5,630,382    $ 329,507  $ 6,998,476   $ 1,523,496  $ 12,628,858  $ 1,853,003
                                      ===========  ============ ============  ===========  ============= ============

        At December 31, 2010, the Company held 5,412 positions in fixed income and equity securities. The above table, as of December 31, 2010 includes
        648 securities of 448 issuers. At December 31, 2010, 84% of the unrealized losses on fixed maturities were securities rated investment grade. Investment grade securities are defined as those securities rated
        AAA through BBB - by Standard & Poor's. At December 31, 2010, 16% of the
        unrealized losses on fixed maturities were on securities rated below investment grade. Equity securities in the above table consist primarily of nonredeemable preferred stocks. These securities are reviewed for impairment in the same manner as the fixed income securities. At
        December 31, 2010, fixed income and equity securities in an unrealized loss position had fair value equal to approximately 91% of amortized cost.

        The following summarizes the unrealized losses by investment category as of December 31, 2010.

        U.S Government and Agencies

        The unrealized losses on U.S. Government and agencies, which represent
        19% of total unrealized losses at December 31, 2010, are primarily due to the increases in market interest rates since the securities in an unrealized loss position were purchased by the Company. The Company does not intend to sell or believe it will be required to sell these securities prior to recovery of each security's amortized cost, therefore the securities in these categories are not considered other-than-temporarily impaired at December 31, 2010.

        Municipal Securities

        The municipal category, which represents 8% of the unrealized losses at
        December 31, 2010, includes bonds issued by state and local governments and school district tax credit bonds. The unrealized losses in this category are primarily the result of concerns regarding possible defaults by state and local governments. The Company does not believe there will be significant defaults in this sector in the short or long-term. To a lesser degree, the unrealized losses are also the result of increases in market interest rates since the securities in an unrealized loss position were purchased. The Company believes it will receive all amounts contractually due and it does not intend or believe it will be required to sell these securities prior to recovery of amortized cost, therefore an OTTI has not been recognized in this sector.

        Corporate Securities

        The largest unrealized losses in corporate securities, which represent
        37% of unrealized losses at December 31, 2010, are in the financial services sector, primarily commercial banking. The unrealized losses in the banking sector are primarily attributable to the continuing wide spreads relative to other corporate sectors and concerns regarding the underlying credit quality of subprime mortgage loans and other commercial loans. These concerns are impacting foreign banks and large
        U.S. national and regional banks. Other industry sectors with large unrealized losses include hospitality, gaming and insurance. The Company reviews its security positions with unrealized losses on an on-going basis and recognizes OTTI if evidence indicates a loss will be incurred.
        In all other cases, if the Company does not intend to sell or believe it will be required to sell these securities before recovery of each security's amortized cost, the security is not considered to be other-than-temporarily impaired.

        Residential Mortgage-backed Securities ("RMBS")

        The unrealized losses on RMBS, which represents 6% of unrealized losses at December 31, 2010, are concentrated in the nonagency sector and are primarily due to concerns regarding mortgage defaults on Alt-A and other risky mortgages. These concerns result in spreads widening on those securities that are being traded. The unrealized losses on these securities have narrowed as of December 31, 2010 compared to the unrealized losses at December 31, 2009. The Company performs various stress tests on the cash flow projections for these securities and in situations where it is determined the projected cash flows cannot support the contractual amounts due the Company, an OTTI is recognized.
        In situations where the projected cash flows indicate the Company will receive the amounts it is contractually due and the Company does not intend or believe it will be required to sell these securities before recovery of its amortized cost, an OTTI is not recognized.

        Commercial Mortgage-backed Securities ("CMBS")

        The unrealized losses on CMBS, which represent 7% of unrealized losses at December 31, 2010, are primarily attributable to illiquidity in that sector and concerns regarding the potential for future commercial mortgage defaults. The market activity has improved for CMBS in 2010.
        The unrealized losses on these securities have narrowed as of December
        31, 2010 compared to the unrealized losses at December 31, 2009. The
        Company has reviewed payment performance, delinquency rates, credit enhancements within the security structures and monitored the credit ratings of all its CMBS holdings. The Company did recognize OTTI on CMBS during 2010 and 2009 in situations where the projected cash flows indicated the Company would not receive all amounts contractually due from the securities. The Company has performed cash flow projection analyses on all of its other CMBS and in those situations where it appears the Company will receive all amounts contractually due and it does not intend to sell or believe it will be required to sell these securities prior to recovery of amortized cost, an OTTI is not recognized.

        Asset-backed Securities ("ABS")

        The unrealized losses in ABS, which represent 21% of unrealized losses at December 31, 2010, are primarily related to securities collateralized by home equity loans, automobile loans and other consumer finance loans.
        The unrealized losses are due to concerns regarding actual defaults by borrowers within the collateral pools. The Company stress tests the projected cash flows of its ABS and recognizes OTTI in situations where the testing indicates the Company will not receive all amounts contractually due from the securities. This category also includes fixed income securities containing embedded derivatives. The Company did recognize OTTI on ABS during 2010 and 2009 in situations where the projected cash flows indicated the Company would not receive all amounts contractually due from the securities. In those situations where it appears the Company will receive all amounts contractually due and it does not intend or believe it will be required to sell these securities prior to recovery of amortized cost, an OTTI is not recognized.

        Other Debt Obligations

        This category primarily consists of credit tenant loans. The unrealized losses in this category are the result of concerns regarding the credit worthiness of the building tenants and illiquidity in this market sector. The Company monitors the creditworthiness of the obligors and recognizes OTTI in situations where it is determined the Company will not receive all amounts contractually due from the securities. In those situations where it appears the Company will receive all amounts contractually due and it does not intend or believe it will be required to sell these securities prior to recovery of amortized cost, an OTTI is not recognized.

        Equity Securities

        This category, which represents 2% of unrealized losses at December 31,
        2010, primarily consists of nonredeemable preferred stocks in the financial services sector. The unrealized losses are the result of concerns regarding the quality of the underlying assets within the financial institutions, primarily banking institutions. The Company has recognized OTTI in situations where the Company has determined it will not receive all amounts contractually due. In other situations the
        Company has determined it does not intend to sell or believe it will be required to sell these securities prior to recovery of amortized cost and an OTTI has not been recognized.

        Other-than-temporary Impairments

        As a result of the Company's review of OTTI of investment securities, the Company recorded net impairment losses recognized in earnings during
        2010, 2009 and 2008 as summarized in the following table:

                                                                     2010             2009            2008
                                                                ---------------  ---------------  --------------

Corporate securities                                                  $ 14,783         $ 28,220        $ 51,853
Residential mortgage-backed securities                                   9,067            3,986               -
Commercial mortgage-backed securities                                   32,798           37,570          11,142
Asset-backed securities                                                 13,898              165          16,176
Preferred stock                                                              -                -           8,233
Commercial mortgage loans                                                1,036            1,530               -
                                                                ---------------  ---------------  --------------
             Net impairment loss recognized in earnings               $ 71,582         $ 71,471        $ 87,404
                                                                ===============  ===============  ==============

        The following is a rollforward of credit losses for the years ended
        December 31, 2010 and 2009 on fixed maturities held by the Company for which a noncredit portion of an OTTI impairment was recognized in OCI:

                                                                              2010               2009
                                                                        -----------------  -----------------

Balance, January 1                                                             $  29,636          $   1,237
Additions for newly impaired securities                                           18,974             52,208
Additions for previously impaired securities                                           -              1,417
Reductions for impaired securities sold                                          (18,134)           (25,226)
                                                                        -----------------  -----------------
Balance, December 31                                                           $  30,476          $  29,636
                                                                        =================  =================

        The amounts of noncredit related OTTI losses recorded on fixed maturities that remain in accumulated OCI at December 31, 2010 and 2009 are summarized as follows:

                                                                              2010               2009
                                                                        -----------------  -----------------

Corporate securities                                                           $  17,093            $     -
Residential mortgage-backed securities                                                98                 56
Commercial mortgage-backed securities                                              2,221              6,756
Asset-backed securities                                                              601              6,008
                                                                        -----------------  -----------------
             Total OTTI losses in accumulated OCI                              $  20,013          $  12,820
                                                                        =================  =================

        Investment Income and Investment Gains (Losses)

        The major categories of investment income reflected in the consolidated statements of income are summarized as follows:

                                                          2010                2009               2008
                                                    -----------------   -----------------  -----------------

Gross investment income
    Fixed maturities                                     $ 1,101,486         $ 1,134,910        $ 1,090,408
    Equity securities                                         24,824              24,005             21,087
    Mortgage loans                                            14,246              13,591             17,853
    Policy loans                                              22,068              21,830             22,155
    Short-term investments                                     2,709               1,269             11,356
    Derivative instruments                                    70,743             (70,064)           (93,490)
    Other invested assets                                    201,803             (26,654)            12,281
                                                    -----------------   -----------------  -----------------
             Total gross investment income                 1,437,879           1,098,887          1,081,650
Less:  Investment expenses                                    30,171              39,279            115,210
                                                    -----------------   -----------------  -----------------
             Net investment income                       $ 1,407,708         $ 1,059,608         $  966,440
                                                    =================   =================  =================

        Investment expenses primarily consist of investment advisor fees, interest expense on securities lending, interest on FHLB advances and interest related to derivative collateral liabilities. The major categories of realized investment gains and (losses) reflected in the consolidated statements of income are summarized as follows:

                                                          2010               2009                2008
                                                    -----------------  ------------------  -----------------

Fixed maturities                                           $  79,262          $  176,244         $  134,848
Equity securities                                             15,903             (19,902)           (17,472)
Mortgage loans                                                  (491)               (600)                 -
Short-term                                                      (103)               (915)               399
                                                    -----------------  ------------------  -----------------
            Net realized investment gains                  $  94,571          $  154,827         $  117,775
                                                    =================  ==================  =================

        Proceeds from the sale of available-for-sale securities and the gross realized gains and losses on these sales (prior to gains (losses) ceded and excluding OTTI losses, maturities, calls, and prepayments) during
        2010, 2009 and 2008, were as follows:

                                      2010                            2009                           2008
                          ------------------------------  ------------------------------  ------------------------------
                              Fixed          Equity           Fixed          Equity           Fixed          Equity
                           Maturities      Securities      Maturities      Securities      Maturities      Securities
                          --------------  --------------  --------------  --------------  -------------- ---------------

Proceeds from sales         $ 2,366,174      $  197,853     $ 6,155,856      $  100,281     $ 7,203,254      $  138,230
Gross realized gains            133,475          21,327         377,031           6,219         200,056           1,014
Gross realized losses           (72,294)         (4,702)       (215,126)        (26,122)        (68,395)        (18,485)

        Credit Risk Concentration

        The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. Government or U.S. Government
        Agency or Authority, the Company had the following investments categorized as asset-backed securities that exceeded 10% of the
        Company's stockholder's equity at December 31, 2010:

        Guggenheim Partners Opportunistic
         Investment Grade Securities Fund, LLC        $  627,226
        Wilshire, PA                                     210,218

        Other

        Federal Home Loan Bank of Des Moines

        Midland National is a member of FHLB Des Moines. In order to maintain its membership, the Company was required to purchase FHLB equity securities that total $25,619 as of December 31, 2010 and 2009. These securities are included in equity securities and are carried at cost, which approximates fair value. Resale of these securities is restricted only to FHLB. As a member of FHLB, the Company can borrow money, provided that FHLB's collateral and stock ownership requirements are met. The maximum amount a member can borrow is twenty times its FHLB investment. The interest rate and repayment terms differ depending on the type of advance and the term selected. At December 31, 2010 and
        2009, the Company had outstanding advances of $349,870 from FHLB (see
        Note 7).

        Deposits with Regulatory Authorities

        At December 31, 2010 and 2009, securities with reported values of $3,554 and $3,632, respectively, were on deposit with regulatory authorities as required by law. These consist of fixed, maturity securities reported in the consolidated balance sheets at fair value and have an amortized cost of $3,269 and $3,304, respectively.

        Re-securitization

        During 2009, the Company completed a re-securitization transaction by transferring nonagency RMBS with a book value of $309,888 to a special interest entity, which then transferred the securities to a nonaffiliated Trust. The cash flows from the transferred securities will be used to service re-tranched and re-rated securities issued by the
        Trust. Upon completion of the re-securitization, the previous carrying amount of the transferred securities was allocated to the securities issued by the Trust. The Trust sold re-issued securities with an allocated book value of $77,553 to unaffiliated third parties for cash proceeds of $62,469. These proceeds were transferred to the Company along with the beneficial interests in the remaining re-securitized securities. The Company recognized a loss of $15,084 related to this transaction. The beneficial interests in the remaining securities issued by the Trust had been retained by the Company and had a carrying value equal to the prior carrying value of the transferred securities less the carrying value allocated to the re-securitized securities sold. As of
        December 31, 2010, the beneficial interests in the remaining securities had a book value of $234,403 and fair value of $204,385.

5.      DERIVATIVES AND DERIVATIVE INSTRUMENTS

        The following table presents the notional amounts and fair value of derivatives and derivative instruments:

                                                               December 31, 2010                December 31, 2009
                                                         -------------------------------  -------------------------------
                                                            Notional          Fair           Notional           Fair
                                                            Amount            Value          Amount            Value
                                                         --------------  ---------------  --------------   --------------
Assets
Derivative instruments
    Put options (1)                                                N/A           $    1             N/A           $    3
    Interest rate swaps (1)                                    387,418           12,090          46,650            2,914
    Credit default swaps - receive (1)                          92,400            4,177          72,500            5,509
    Interest rate floors (1)                                   113,000            4,983         113,000            3,629
    Futures (1)                                                982,972          193,302       1,006,838          172,568
    Call options (1)                                         3,279,125          209,210       2,587,120          249,180
    Interest rate swaps - effective cash flow (2)               23,810            1,893          23,810            1,282
                                                                         ---------------                   --------------
                                                                               $425,656                         $435,085
                                                                         ===============                   ==============
Reinsurance receivables - embedded
 derivatives from reinsurance ceded
    Indexed annuity products ceded (1)                             N/A        $ (23,614)            N/A           (6,132)
    Indexed annuity funds withheld (1)                             N/A           49,675             N/A           12,809
                                                                         ---------------                   --------------
                                                                               $ 26,061                          $ 6,677
                                                                         ===============                   ==============
Fixed maturities - asset-backed securities
    Hybrid instruments (1)                                                     $449,563                         $357,239
                                                                         ===============                   ==============
Liabilities
Investment-type insurance contracts -
 embedded derivatives
    Indexed life and annuity products (1)                                      $(40,622)                        $ 26,158
                                                                         ===============                   ==============
Derivative instruments
    Interest rate swaps (1)                                   $ 19,707            $ 499        $131,928          $ 2,538
    Credit default swaps - receive (1)                          23,350              318         171,125            8,389
    Credit default swaps - pay (1)                              56,000            9,724          56,000           16,593
    Written options (1)                                              -                -         322,035           23,159
    Interest rate swaps - effective fair value (2)                   -                -                              508
                                                                         ---------------                   --------------
                                                                               $ 10,541                         $ 51,187
                                                                         ===============                   ==============
(1) Not designated as hedging instruments
(2) Designated as hedging instruments

        Cash Flow Hedges

        The Company has a number of investments which pay interest on a variable rate tied to a benchmark interest rate. The Company has entered into interest rate swaps that effectively convert the variable cash flows on specific fixed maturity securities to fixed over the life of the swaps.
        These swaps pay the Company fixed rates while the Company is obligated to pay variable rates based on the same benchmark interest rate as the hedged asset. The swaps are part of the Company's overall risk and asset-liability management strategy to reduce the volatility of cash flows and provide a better match to the characteristics of the Company's liabilities. These swaps are accounted for as cash-flow hedges and are reported at fair value in the consolidated balance sheets with the change in fair value reported as a component of OCI for the effective portion of the hedge. Periodic cash flow interest swap settlements and current period changes in the swap accruals are reported as a component of net investment income in the consolidated statements of income with the payable or receivable included in accrued investment income in the consolidated balance sheets. The stated fair value of the applicable interest rate swaps excludes the current period accruals.

        The following table presents the impact of cash flow hedges on the consolidated financial statements before adjustments to DAC, DSI, and deferred income taxes:

                                             For the Year Ended December 31, 2010
----------------------------------------------------------------------------------------------------------------------------
                               Effective Portion                                                 Ineffective Portion
----------------------------------------------------------------------------------------  ----------------------------------
                                 Location of Gain (Loss)            Gain (Loss)
   Cash Flow                        Reclassified from            Reclassified from            Location of       Ineffective
    Hedging        Gain (Loss)       Accumulated OCI              Accumulated OCI             Gain (Loss)       Gain (Loss)
 Relationships      in OCI             into Income                  into Income                in Income         in Income
----------------- ------------  ---------------------------  ---------------------------  --------------------  ------------

                                       Net realized                                         Net gains (losses)
    Interest                            investment                                           on derivative
   rate swaps       $   611           gains (losses)               $            -             instruments         $    -

                                             For the Year Ended December 31, 2009
----------------------------------------------------------------------------------------------------------------------------
                               Effective Portion                                                 Ineffective Portion
----------------------------------------------------------------------------------------  ----------------------------------
                                 Location of Gain (Loss)            Gain (Loss)
   Cash Flow                        Reclassified from            Reclassified from            Location of       Ineffective
    Hedging        Gain (Loss)       Accumulated OCI              Accumulated OCI             Gain (Loss)       Gain (Loss)
 Relationships      in OCI             into Income                  into Income                in Income         in Income
----------------- ------------  ---------------------------  ---------------------------  --------------------  ------------

                                       Net realized                                        Net gains (losses)
    Interest                            investment                                           on derivative
   rate swaps      $ (2,243)          gains (losses)               $            -             instruments          $    -

                                             For the Year Ended December 31, 2008
----------------------------------------------------------------------------------------------------------------------------
                               Effective Portion                                                 Ineffective Portion
----------------------------------------------------------------------------------------  ----------------------------------
                                 Location of Gain (Loss)            Gain (Loss)
   Cash Flow                        Reclassified from            Reclassified from            Location of       Ineffective
    Hedging        Gain (Loss)       Accumulated OCI              Accumulated OCI             Gain (Loss)       Gain (Loss)
 Relationships      in OCI             into Income                  into Income                in Income         in Income
----------------- ------------  ---------------------------  ---------------------------  --------------------  ------------

                                       Net realized                                         Net gains (losses)
    Interest                            investment                                           on derivative
   rate swaps       $   786           gains (losses)               $            -             instruments          $    -

        Fair Value Hedges

        The Company had entered into interest rate swap agreements that paid a variable rate of interest to the Company and the Company paid a fixed rate of interest to the counterparty. These swaps hedged the fair value of specific available-for-sale fixed income securities and were important components of the Company's asset-liability management. During
        2010, these interest rate swaps matured and, as a result, the Company had no fair value interest rate swaps in effect as of December 31, 2010.

        It was anticipated that changes in the fair values of the fixed income securities due to changes in interest rates would be offset by a corresponding opposite change in the fair values of the interest rate swaps. These swaps were considered effective hedges and were reported in the consolidated balance sheets at fair value with the changes in fair value of the swaps and hedged available-for-sale fixed income investments reported as components of net gains (losses) on derivatives and derivative instruments in the consolidated statements of income.

        The following table presents the impact of fair value hedges on the consolidated statements of income.

                                                                            Gain (Loss) in Income
                                                              ----------------------------------------------------
                                                                   2010              2009              2008
                                                              ----------------  ----------------  ----------------

Gains (losses) recognized in net gains (losses)
 on derivatives and derivative instruments
    Interest rate swaps                                               $   508           $   309          $   (531)
    Fixed rate fixed income securities                                   (314)              503            (3,230)
                                                              ----------------  ----------------  ----------------
                                                                      $   194           $   812         $  (3,761)
                                                              ================  ================  ================

        Indexed Options and Futures

        The Company has indexed annuity and indexed universal life products that provide for a guaranteed base return and a higher potential return tied to several major equity market indexes. In order to fund these benefits, the Company purchases over-the-counter index options that compensate the
        Company for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. The Company also enters futures contracts and options to compensate it for increases in the same indexes. The Company classifies these options and futures as derivative instruments.

        The Company amortizes the cost of the indexed options against investment income over the term of the option, which is typically one year. When the options mature, the value received by the Company is reflected as net investment income in the consolidated statements of income.

        The futures contracts have no initial cost and are marked to market daily. That daily mark-to-market is settled through the Company's variation margin accounts maintained with the counterparty. The Company reports the change in the difference between market value and amortized cost of indexed options and the change in the futures variation margin accounts as gains (losses) on derivatives and derivative instruments in the consolidated statements of income.

        Embedded Derivatives Related to Indexed Life and Annuity Products

        The Company's indexed life and annuity products contain embedded derivatives. The fair value of the embedded options related to these direct and ceded policyholder obligations are based upon current and expected index levels and returns as well as assumptions regarding general policyholder behavior, primarily lapses and withdrawals. These projected benefit values are discounted to the current date using an assumed interest rate consistent with the duration of the liability adjusted to reflect the Company's credit risk and additional provision for adverse deviation. This value is then compared to the carrying value of the liability to calculate any gain or loss that is reflected in the consolidated statements of income as net gains (losses) on derivatives and derivative instruments.

        The Company has two coinsurance with funds withheld reinsurance agreements with an unaffiliated reinsurer. Under applicable guidance, the Company's reinsurance agreements contain embedded derivatives that require bifurcation due to credit risks the reinsurer is assuming that are not clearly and closely related to the creditworthiness of the
        Company. The embedded derivatives contained in the funds withheld liability have characteristics similar to a total return swap since the
        Company cedes the total return on a designated investment portfolio to the outside reinsurer. The reinsurer assumes the interest credited to the policyholders on the policies covered by the treaties, which interest is relatively fixed. The Company has developed models based on the expected cash flows of the ceded annuity business to estimate the fair value of the policy liabilities. The value of the derivative embedded in the funds withheld coinsurance agreements is equal to the difference between the fair value of the assets in the funds withheld portfolio and the fair value of the policy liabilities estimated from cash flow models. The value of the embedded derivative is reported in the consolidated balance sheets in reinsurance receivables. The net change in the reported value of the embedded derivatives is reported in net gains (losses) on derivatives and derivative instruments in the consolidated statements of income.

        See Note 10 for further discussion related to the Company's coinsurance with funds withheld reinsurance agreements.

        Embedded Derivatives Related to Hybrid Financial Instruments

        The Company holds hybrid financial instruments, fixed income securities with embedded derivatives, and has elected fair value measurement. These securities are reported in the consolidated balance sheets in fixed maturities, available-for-sale, at fair value. Any change in the fair value of the security is reported as net gains (losses) on derivatives and derivative instruments in the consolidated statements of income. The amortized cost and fair value of the Company's hybrid financial instruments at December 31, 2010 was $481,600 and $449,563, respectively. At December 31, 2009, the amortized cost and fair value of the Company's hybrid financial instruments was $400,600 and $357,239, respectively. The decision to elect fair value measurement is made on an instrument-by-instrument basis under the guidance. The Company will consider making an election of fair value measurement at the time of any future acquisitions of hybrid financial instruments.

        Other Derivative Instruments

        The Company has also entered into interest rate floor, interest rate swap and credit default swap agreements to help manage its overall exposure to interest rate changes and credit events. These swaps do not hedge specific assets or liabilities and as such are not accounted for as effective hedges. Included in the nonhedge swaps are credit default swaps where the Company is a protection provider and a protection buyer.
        The Company holds interest rate floor agreements to protect itself against interest rates decreasing below its policy reserve guarantees.
        These swaps and floors are reported at fair value in the consolidated balance sheets and changes in the fair value are reported as a component of net gains (losses) on derivatives and derivative instruments in the consolidated statements of income. Included in the nonhedge swaps is the ineffective portions of cash flow and fair value interest rate swaps.
        Periodic interest rate and credit default swap settlements and current period changes in the swap accruals for these nonhedge swaps are reported as a component of net investment income in the consolidated statements of income with the payable or receivable included in accrued investment income in the consolidated balance sheets. The stated fair value of the applicable interest rate and credit default swaps excludes the current period accruals.

        The following table presents the impact of derivatives and derivative instruments not designated as hedging instruments on the consolidated statements of income:

                                                                     2010              2009              2008
                                                              ----------------  ----------------  ----------------

Gains (losses) recognized in net gains (losses)
 on derivatives and derivative instruments
    Interest rate swaps                                             $  11,215         $  (6,052)        $  13,940
    Credit default swaps - receive                                      7,052            (4,542)           (1,599)
    Credit default swaps - pay                                          6,869            20,271           (41,456)
    Interest rate floors                                                1,354            (4,565)            5,546
    Embedded derivatives in
      Indexed life and annuity products                                66,780          (442,636)          363,680
      Indexed annuity products ceded                                   (7,881)          109,465          (110,609)
      Indexed annuity funds withheld                                   36,867           (67,109)          (68,588)
      Hybrid instruments                                               11,324           (40,492)           (2,869)
    Futures                                                           102,694           118,925          (141,390)
    Options                                                           (45,097)          158,847           (50,759)
                                                              ----------------  ----------------  ----------------
                                                                    $ 191,177        $ (157,888)        $ (34,104)
                                                              ================  ================  ================

Gains (losses) recognized in net investment income
    Interest rate swaps                                              $  9,706         $  (4,685)          $   215
    Options                                                            61,037           (65,379)          (92,298)
                                                              ----------------  ----------------  ----------------
                                                                    $  70,743         $ (70,064)        $ (92,083)
                                                              ================  ================  ================

        Collateral on Derivative Instruments

        Collateral posted by counterparties at December 31, 2010 and 2009 applicable to derivative instruments was $113,687 and $199,861, respectively, and is reflected in the consolidated balance sheets in short-term investments. The obligation to repay the collateral is reflected in the consolidated balance sheets in repurchase agreements, other borrowings and collateral on derivative instruments. Collateral posted by the Company at December 31, 2010 and 2009 applicable to derivative instruments was $8,950 and $20,350, respectively, and is reflected in the consolidated balance sheets as other receivables, other assets and property, plant and equipment.

6.      NONCONTROLLING INTERESTS AND VARIABLE INTEREST ENTITIES

        During 2008, the Company became a limited partner in a VIE and the
        Company was considered the primary beneficiary. As such, the assets, liabilities and results of operations and cash flows of the VIE were consolidated in the accompanying 2009 and 2008 consolidated financial statements. The variable interest entity, Guggenheim Partners
        Opportunistic Investment Grade Securities Fund, LLC (the "Fund"), is a
        private investment company that seeks to maximize total return by investing in a variety of fixed income sectors and assets. The Company held a 46.7% and 50.9% interest in the Fund as of December 31, 2010 and
        2009, respectively. North American held a 23.4% and 25.5% interest in the Funds as of December 31, 2010 and 2009, respectively. The general partner of the Fund is a related party, Guggenheim Partners Asset
        Management, Inc. The Fund reports unrealized gains and losses on investments as a component of net income; therefore the Company reported these unrealized gains and losses in the same manner in 2009. The amount of unrealized gain in 2009 and 2008 of $35,795 and $27,442, respectively, and was reported in the accompanying consolidated statements of income as net unrealized gain from variable interest entity. The other operations of the Fund in 2009 were reported as components of net investment income and net realized investment gains.

        Effective January 1, 2010, the Company adopted amended accounting guidance related to the consolidation of VIEs (see Note 2), and as a result, the Fund was deconsolidated. Under the new guidance, the Fund continues to qualify as a VIE as a result of the holders of the equity investment at risk lacking the power to direct the activities that most significantly impact the Fund's performance. This power is held solely by the general partner. In December 2009, the Company's interest in the
        Fund was approximately 50% and the Company concluded that under the new guidance it is no longer considered the primary beneficiary of the VIE.
        In accordance with the guidance, it lacks the power on its own to direct the activities of the Fund. Though the general partner is a related party, neither the Company nor SEI have the power to influence the decision making of the general partner. As a result of this change, the
        Company removed the noncontrolling interest related to this entity.
        Because this occurred in December 2009, there was no cumulative effect adjustment recorded to retained earnings at January 1, 2010 in connection with the implementation of the new guidance. The Fund was deconsolidated as of January 1, 2010.

        The noncontrolling interests included in stockholders' equity as of
        December 31 are as follows:

                                                           2010               2009
                                                     -----------------  -----------------

Guggenheim Partners Opportunistic Investment
    Grade Securities Fund, LLC                             $     -         $  504,190

        The net income attributable to noncontrolling interests included for the years ended December 31 are as follows:

                                                           2010               2009                2008
                                                     -----------------  ------------------  -----------------

Guggenheim Partners Opportunistic Investment
    Grade Securities Fund, LLC                           $     -           $  57,373          $   6,437

        The changes in the Company's ownership interest in consolidated entities and the effect on stockholder's equity are as follows:

                                                                          2010            2009            2008
                                                                    ---------------  --------------  --------------

Net income attributable to the Company                                  $  352,472      $  219,498      $  244,678
Transfers (to) from the noncontrolling interests
    Increase (decrease) in paid-in capital for additional
     capital contributions to Guggenheim Partners
     Opportunistic Investment Grade Securities Fund, LLC                         -         (16,880)              -
                                                                    ---------------  --------------  --------------
             Change from net income attributable to the Company
              and transfers (to) from noncontrolling interests          $  352,472      $  202,618      $  244,678
                                                                    ===============  ==============  ==============

        In addition, the Company has other investments in limited partnerships and a re-securitization trust that are reviewed to determine if they are
        VIEs. The VIEs are primarily limited partnerships formed for the purpose of purchasing fixed income and private equity securities. Financing for these VIEs is primarily accomplished through limited partnership contributions. The Company is a limited partner with no voting rights in the limited partnership VIEs. The Company's involvement with the re-securitization trust is limited due to a third-party manager. Certain of these investments were determined to be VIE's, but in each case the
        Company has determined it is not the primary beneficiary. The determination was based on the conclusion that the Company does not have the power to direct the activities of the VIEs that most significantly impact the entities' economic performance nor does the Company absorb the significant losses of the VIEs or have rights to a significant portion of their expected benefits. Except for amounts contractually required, the Company did not provide any further financial or other support to the VIEs.

        The Company's maximum exposure to loss is based on additional commitments made to limited partnerships and the remaining beneficial interests held for the re-securitization trust. The Company's carrying amount of its asset compared to its maximum exposure to loss as of
        December 31, 2010 is as follows:

        Limited partnerships
            Carrying amount of asset                       $  983,630
            Maximum exposure to loss                        1,091,728
        Resecuritization trust
            Beneficial interests held in trust                204,385
            Maximum exposure to loss                          204,385

7.      BORROWINGS

        At December 31, 2010 and 2009, the Company has outstanding borrowings of
        $349,870 from the FHLB in accordance with the terms of its membership agreement. The purpose of the borrowings is to complement the Company's security lending program. The borrowings are reported as a component of repurchase agreements, other borrowings and collateral on derivative instruments in the consolidated balance sheets. The borrowings outstanding at December 31, 2010 have maturity dates in March, July and
        November 2011. The interest rates on the outstanding borrowings range from 0.53% to 0.68%. The Company renewed the borrowings that matured in
        March 2011 for a borrowing that will mature on March 15, 2012 at an interest rate of 0.48%. Interest expense incurred during 2010, 2009 and
        2008 was $2,381, $4,594 and $5,044, respectively, and is reported as a component of net investment income in the consolidated statements of income. The fair value of this borrowing approximates its reported value due to its short maturity.

        In accordance with the FHLB membership agreement, the Company was required to purchase FHLB common stock. At December 31, 2010 and 2009 the Company held $25,619 of FHLB common stock. In addition, the Company has posted agency MBS/CMO fixed income securities with fair values in excess of the amount of the borrowing as collateral.

8.      DAC, DSI AND PVFP

        Policy acquisition costs of new and acquired business deferred and amortized for the years ended December 31, 2010, 2009 and 2008 are as follows:

                                                            2010               2009               2008
                                                      ----------------  -----------------  -----------------

DAC, beginning of year                                    $ 1,798,826        $ 2,012,764        $ 1,422,862
Commissions deferred                                          220,875            201,236            199,305
Underwriting and acquisition expenses deferred                 42,727             41,655             39,864
Reduction due to reinsurance ceded                                  -            (28,047)                 -
Change in offset to unrealized (gains) losses                (342,599)          (257,756)            527048
Amortization related to operations                           (224,916)          (202,808)          (180,014)
Amortization related to realized (gains) losses                (1,150)             8,247            (14,440)
Amortization related to derivatives                             8,481             23,535             18,139
                                                      ----------------  -----------------  -----------------
DAC, end of year                                          $ 1,502,244        $ 1,798,826        $ 2,012,764
                                                      ================  =================  =================

        The composition of DSI for the years ended December 31, 2010, 2009 and
        2008 is summarized below:

                                                            2010               2009               2008
                                                      ----------------  -----------------  -----------------

DSI, beginning of year                                     $  626,447         $  764,191         $  442,770
Sales inducement costs deferred                                92,331             77,002             96,598
Increase (reduction) due to reinsurance                           258             (2,423)                 -
Change in offset to unrealized (gains) losses                (182,643)          (152,077)           298,904
Amortization related to operations                            (82,583)           (72,939)           (60,326)
Amortization related to realized (gains) losses                   131              3,552             (8,402)
Amortization related to derivatives                             1,687              9,141             (5,353)
                                                      ----------------  -----------------  -----------------
DSI, end of year                                           $  455,628         $  626,447         $  764,191
                                                      ================  =================  =================

        The composition of the PVFP for the years ended December 31, 2010, 2009 and 2008 is summarized below:

                                                            2010               2009               2008
                                                      ----------------  -----------------  -----------------

PVFP, beginning of year                                     $  21,767          $  34,020          $  28,767
Increase due to recapture of reinsurance ceded                  3,567                  -                  -
Change in offset to unrealized (gains) losses                       -             (7,678)             7,677
Amortization                                                   (4,319)            (4,575)            (2,424)
                                                      ----------------  -----------------  -----------------
PVFP, end of year                                           $  21,015          $  21,767          $  34,020
                                                      ================  =================  =================

9.      PROPERTY, PLANT AND EQUIPMENT

        The major classifications of property, plant and equipment are as follows:

                                                        Range of
                                                      Useful Lives           2010                2009
                                                    -----------------  ------------------  -----------------

Land                                                      --                   $   3,029          $   3,029
Buildings and improvements                            20-39 years                 18,717             18,186
Leasehold improvements                                10-40 years                  1,691                 20
Furniture and fixtures                                  10 years                   6,973              4,927
Computer equipment and software                        3-10 years                 40,639             37,638
Other                                                  3-5 years                      40                 49
                                                                       ------------------  -----------------
                                                                                  71,089             63,849
Accumulated depreciation                                                         (25,745)           (20,218)
                                                                       ------------------  -----------------
                                                                               $  45,344          $  43,631
                                                                       ==================  =================

        Depreciation expense was $5,594, $5,086 and $3,898 for the years ended
        December 31, 2010, 2009 and 2008, respectively.

        Property, plant and equipment primarily consists of a home office building occupied in 2009 and used for the Company's insurance operations in Sioux Falls, South Dakota. During 2009, the Company's
        former home office building was sold to a third-party for $3,050 for a realized gain of $118. Property, plant and equipment is reported in the consolidated balance sheets as a component of other receivables, other assets and property, plant and equipment.

10.     REINSURANCE

        The Company is primarily involved in the cession and, to a lesser degree, assumption of life and annuity reinsurance with other companies.
        Reinsurance premiums and claims ceded and assumed for the years ended
        December 31 are as follows:

                                             2010                           2009                           2008
                                ------------------------------ ------------------------------ ------------------------------
                                     Ceded         Assumed          Ceded         Assumed          Ceded         Assumed
                                -------------- --------------- -------------- --------------- -------------- ---------------

Premiums and deposits
 on investment contracts            $ 353,374        $  1,340      $ 489,965        $  1,001      $ 661,616         $   839
Claims and investment
 contract withdrawals                 210,711           1,763        198,117             256        192,187           1,576

        The Company is party to two funds withheld coinsurance agreements with a third-party reinsurer. These are indemnity agreements that cover 50% of substantially all policies issued from January 1, 2002 through March 31,
        2005, 60% of substantially all policies issued from April 1, 2005 through February 28, 2008, and 50% since March 1, 2008 of specific annuity plans. In these agreements, the Company agrees to withhold, on behalf of the assuming company, assets equal to the statutory reserves associated with these policies. The Company has netted the funds withheld liability of $4,035,855 and $3,866,131 against the reserve credits of $4,628,996 and $4,438,585 in reinsurance receivables in the
        December 31, 2010 and 2009 consolidated balance sheets, respectively.
        The reserve credits contain embedded derivatives as discussed in Note 5.

        The Company is a party to a coinsurance agreement with GLAC. This is an indemnity agreement that covers 100% of all policies issued from January
        1, 2008 through September 30, 2009 of specific annuity plans. The effective date of the agreement was October 1, 2009, at which time the
        Company transferred assets of $552,810, which are equal to the statutory reserves associated with these policies. The Company also received a ceding allowance of $6,565 as of the effective date of the agreement.
        The account values ceded as of the effective date were $576,715. The difference between the account values ceded, the asset transferred and the ceding allowance received resulted in a reduction of DAC of $28,047 and a reduction of DSI of $2,423. Reserve credits of $585,225 and
        $577,852 associated with this agreement are reported as a component of reinsurance receivables in the December 31, 2010 and 2009 consolidated balance sheets, respectively.

        Effective April 1, 2010, the Company recaptured a block of interest sensitive life insurance policies on an existing coinsurance treaty. On the effective date, the Company received assets of $190,588, which were equal to the reserves associated with these policies. The Company also paid a recapture premium of $3,801. The recapture premium paid resulted in an increase of PVFP of $3,567, an increase in DSI of $258 and an increase in unearned revenue liability of $24.

        Premiums, interest sensitive life and investment product charges, and benefits incurred are stated net of the amounts of premiums and claims assumed and ceded. Policyholder account balances, policy benefit reserves, and policy claims and benefits payable are reported gross of the related reinsurance receivables. These receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

11.     ACCUMULATED OTHER COMPREHENSIVE INCOME

        The components of accumulated OCI are as follows:

                                                                              2010              2009
                                                                       -----------------  -----------------

Net unrealized gain (loss)
    Available-for-sale securities                                            $  213,426       $ (1,175,131)
    Certain interest rate swaps                                                   1,893              1,282
    Noncredit portion of OTTI losses                                            (20,013)           (12,820)
Intangibles                                                                     (39,217)           455,301
Pension liability
    Unrecognized actuarial net gains (losses)                                   (17,061)           (12,032)
Postretirement liability
    Unrecognized actuarial net gains (losses)                                    (3,748)            (1,996)
    Unrecognized prior service costs                                              1,048              1,164
Deferred income taxes                                                           (47,715)           260,481
                                                                       -----------------  -----------------
             Accumulated other comprehensive gain (loss)                      $  88,613         $ (483,751)
                                                                       =================  =================

        The following table sets forth the changes in each component of accumulated OCI:

                                                                          2010             2009              2008
                                                                   ----------------  ----------------  ----------------

Net unrealized gain (loss)
    Available-for-sale securities                                       $1,549,789         $ 971,529      $ (1,892,001)
    Certain interest rate swaps                                                611            (2,243)              786
    Noncredit portion of OTTI losses                                        (7,193)          (12,820)                -
Intangibles                                                               (494,518)         (408,899)          805,342
Reclassification adjustment for (gains) losses released
 into income                                                              (161,232)          (86,401)          (29,971)
Pension liability
    Amortization of net loss in net periodic benefit expense                   647               346               224
    Net gain (loss) recognized in accrued benefit costs                     (5,676)           (3,775)           (3,820)
Postretirement liability
    Amortization of net gain (loss) in net periodic
     benefit expense                                                           103                29               (32)
    Amortization of prior service costs                                       (117)               75                75
    Net gain (loss) recognized in accrued benefit costs                     (1,854)             (592)            2,517
    Prior service costs arising in current year                                  -             1,458              (612)
Deferred income taxes                                                     (308,196)         (160,548)          391,122
                                                                   ----------------  ----------------  ----------------
             Net other comprehensive gain (loss)                         $ 572,364         $ 298,159        $ (726,370)
                                                                   ================  ================  ================

        The unrealized gain (loss) on available-for-sale securities, certain interest rate swaps, and noncredit portion of OTTI losses is adjusted by intangibles and deferred income taxes and is included in the statements of stockholder's equity.

12.     INCOME TAXES

        The significant components of the provision for income taxes are as follows:

                                                          2010               2009                2008
                                                    -----------------  -----------------   -----------------

Current                                                   $  111,757         $  120,089          $  117,853
Deferred                                                      20,151            (17,781)             21,143
                                                    -----------------  -----------------   -----------------
             Total income tax expense                     $  131,908         $  102,308          $  138,996
                                                    =================  =================   =================

        The components of the federal income tax asset are as follows:

                                                                               2010              2009
                                                                        -----------------  -----------------

Net deferred income tax asset                                                  $  62,415         $  356,404
Income taxes currently receivable (payable)                                       (4,396)            53,870
                                                                        -----------------  -----------------
             Total federal income tax asset                                    $  58,019         $  410,274
                                                                        =================  =================

        The difference between the provision for income taxes attributable to income before income taxes and the amounts that would be expected using the U.S. Federal statutory income tax rate of 35% in 2010, 2009 and 2008 are as follows:

                                                           2010              2009                2008
                                                    -----------------  -----------------   -----------------

At statutory federal income tax rate                      $  169,533         $  104,735          $  136,538
Dividends received deductions                                 (1,484)              (497)               (997)
Tax credits                                                  (32,473)            (4,585)                  -
Other, net                                                    (3,668)             2,655               3,455
                                                    -----------------  -----------------   -----------------
             Total income tax expense                     $  131,908         $  102,308          $  138,996
                                                    =================  =================   =================

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2010 and 2009 are as follows:

                                                                                    2010               2009
                                                                             -----------------   -----------------

Deferred income tax assets
    Policy liabilities and reserves                                                $  683,028          $  720,554
    Investments                                                                             -             356,191
    Other, net                                                                         40,593               1,101
                                                                             -----------------   -----------------
             Total deferred income tax assets                                         723,621           1,077,846
                                                                             -----------------   -----------------
Deferred income tax liabilities
    Investments                                                                                                 -
    Present value of future profits of acquired business                               (7,355)             (7,618)
    Investments                                                                      (102,417)                  -
Deferred policy acquisition costs and deferred sales inducements                     (551,434)           (713,824)
                                                                             -----------------   -----------------
             Total deferred income tax liabilities                                   (661,206)           (721,442)
                                                                             -----------------   -----------------
             Net deferred income tax asset                                          $  62,415          $  356,404
                                                                             =================   =================

        In assessing the realizabilty of deferred tax assets, management considers whether it is more likely than not, that some portion or all of the deferred tax assets will not be realized. Based on management's analysis of the realization of deferred tax assets, it is management's opinion that the Company will have sufficient future taxable income to realize all of the deferred tax assets at December 31, 2010, and no valuation allowance is necessary.

        The FASB issued guidance which clarifies the accounting for uncertainty in income taxes in an entity's financial statements, and provides thresholds for recognizing and measuring benefits of a tax position taken or expected to be taken in a tax return. Consequently, the Company recognizes tax benefits only on tax positions where it is "more likely than not" to prevail.

        The Company anticipates it is reasonably possible that the unrecognized benefits will decrease in the range of $0 to $500 by the end of 2011 primarily related to uncertainty regarding modified endowment contracts.
        The Company recognizes interest and/or penalties as a component of tax expense. The Company had approximately $0 and $819 of accrued interest and penalties at December 31, 2010 and 2009, respectively.

        The IRS has commenced an examination of the Company's income tax returns for 2007 through 2008. The examination was in progress at December 31,
        2010.

        Under guidance for uncertainty in income taxes, Midland National is considered a public entity, but its subsidiaries are considered nonpublic entities. As required under guidance for public entities, a reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

                                                                         2010                2009
                                                                  -----------------   -----------------

Balance at January 1,                                                    $   8,532           $   7,975
Additions based on tax positions related to the current year                     -                 358
Reductions based on tax positions related to prior years                    (2,154)             (1,024)
Additions based on tax positions related to prior years                          -               1,223
Settlements/Statute expiration                                              (5,878)                  -
                                                                  -----------------   -----------------
Balance at December 31,                                                   $    500           $   8,532
                                                                  =================   =================

13.     STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

        The Company is domiciled in Iowa and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the insurance department of the domiciliary state. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners
        ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state to state and company to company.

        There were no permitted practices used by the Company in 2010; however, prescribed practices used by the Company in 2010 include the following:

        1.  In 2006 Iowa issued a prescribed practice that allows other than market value for assets held in separate accounts where general account guarantees are present on such separate accounts. As a result, the Company carries the assets of the separate accounts related to its bank owned life insurance products at book value.

        2.  In 2008 Iowa issued a prescribed practice to account for call option derivative assets that hedge the growth in interest credited to the hedged policy as a direct result of changes in the related indices at amortized cost. Other derivative instruments such as indexed futures, swaps and swaptions that may be used to hedge the growth in interest credited to the policy as a direct result of changes in the related indices would still be accounted for at fair value since an amortized cost for these instruments does not exist. As a result, the Company elected to establish a voluntary reserve to offset to increases in the values of these other derivative instruments. The prescribed practice also provides guidance to determine indexed annuity reserve calculations based on the Guideline 35 Reserve assuming the market value of the call option(s) associated with the current index term is zero, regardless of the observable market for such option(s). At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance. The Company adopted this prescribed practice in
            2008.

        The combined effect of applying these prescribed practices in 2010 decreased the Company's statutory-based surplus by $77,844. The risk-based capital excluding the effect of these prescribed practices would not have resulted in a regulatory trigger event.

        Generally, the net assets of an Iowa domiciled insurance company available for distribution to its stockholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends that can be paid by the Company during any
        12-month period, without prior approval of the Iowa insurance commissioner, is limited according to statutory regulations and is a function of statutory equity and statutory net income (generally, the greater of statutory-basis net gain from operations of 10% of prior year-end statutory-basis surplus). The Company paid dividends of
        $92,260, $51,617 and $46,740 in 2010, 2009 and 2008, respectively.
        Dividends payable in 2011 up to approximately $226,672 will not require prior approval of regulatory authorities.

        The statutory net income of the Company for the years ended December 31,
        2010, 2009 and 2008, is approximately $226,672, ($31,252) and $110,608, respectively, and reported capital and surplus at December 31, 2010,
        2009 and 2008, is $1,639,724, $1,391,869 and $1,240,344, respectively, in accordance with statutory accounting principles.

14.     OPERATING LEASES

        The Company leases certain equipment and office space. Rental expense of
        $4,231, $3,749 and $3,948 was incurred in 2010, 2009 and 2008, respectively. Approximate future minimum lease payments under noncancellable leases are as follows:

        Year Ending December 31,

                 2011                           $  3,148
                 2012                              3,026
                 2013                              2,683
                 2014                              2,596
                 2015                              2,476
                 Thereafter                        9,872
                                         ----------------
                                               $  23,801
                                         ================

15.     EMPLOYEE BENEFIT PLANS

        Defined Benefit Pension Plan and Post-retirement Health Care Benefits

        The Company, via its insurance subsidiaries, participates in noncontributory defined benefit pension plan ("pension plan") sponsored by SEI covering certain full-time employees. In addition, the Company provides, via its insurance subsidiaries, certain post-retirement health care benefits through a health and welfare benefit plan ("other benefit plan") and life insurance benefits for eligible active and retired employees.

        The information for the pension plan and other benefits plans reflect an allocation of the Company's portion of the SEI plan at December 31 is as follows:

                                                                          Pension Plan               Other Benefit Plan
                                                                 ------------------------------ ------------------------------
                                                                      2010           2009            2010           2009
                                                                 --------------- -------------- --------------- --------------

Obligation and funded status
Accumulated benefit obligation                                        $ (43,967)     $ (37,700)      $ (16,297)     $ (13,456)
Fair value of plan assets                                                36,383         30,490               -              -
                                                                 --------------- -------------- --------------- --------------
             Underfunded status                                        $ (7,584)      $ (7,210)      $ (16,297)     $ (13,456)
                                                                 =============== ============== =============== ==============
Accrued benefit liability recognized
 in other liabilities                                                  $ (7,584)      $ (7,210)      $ (16,297)     $ (13,456)
                                                                 =============== ============== =============== ==============
Changes in liability for benefits recognized in
 accumulated OCI (pre-tax)
Beginning balance                                                     $ (12,032)      $ (8,603)        $  (832)      $ (1,802)
Net (gain) loss amortized into                                              647            346             (14)           104
 net periodic benefit cost
Net gain (loss) arising during the period                                (5,676)        (3,775)         (1,854)           866
SFAS Statement No. 158 adoption adjustment                                    -              -               -              -
                                                                 --------------- -------------- --------------- --------------
Balance at December 31                                                $ (17,061)     $ (12,032)       $ (2,700)       $  (832)
                                                                 =============== ============== =============== ==============
Changes in deferred taxes recognized in
 accumulated OCI                                                       $  1,760       $  1,200         $  (654)       $   340
                                                                 =============== ============== =============== ==============

                                                                 Pension Plan                       Other Benefit Plan
                                                     ------------------------------------- --------------------------------------
                                                        2010         2009        2008         2010         2009         2008
                                                     -----------  ----------- ------------ ------------ ------------ ------------
Additional information
Net periodic benefit income (costs)                      $ (345)       $  45       $ (208)     $(1,403)     $ 1,438      $ 1,286
Net periodic benefit cost reclassified from
 accumulated OCI                                           (647)        (346)        (569)          14         (104)         (42)
Employer contributions                                    5,000            -            -          430          331          509
Employee contributions                                        -            -            -          152          122          113
Benefit payments                                            449          363          529          582          453          622
Actuarial assumptions
Weighted-average assumptions
 used to determine benefit
 obligations as of December 31
    Discount rate                                       5.33%       5.88%       6.25%       5.12%       5.50%       6.25%
    Expected return on plan assets                      7.00%       7.00%       7.50 %       N/A          N/A          N/A
Weighted-average assumptions
 used to determine net
 costs for the years ended December 31
    Discount rate                                       5.33%       5.88%       6.25%       5.12%       5.50%       6.25%
    Expected return on plan assets                      7.00%       7.00%       7.50 %       N/A          N/A          N/A

        The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

                                                                Other
                                          Pension              Benefit
    Year Ending December 31,              Benefits              Plan
    ------------------------          -----------------   -----------------

             2011                           $    975            $    560
             2012                              1,189                 601
             2013                              1,380                 665
             2014                              1,567                 752
             2015                              1,701                 885
             2016-2020                        10,891               6,127

        Pension Plan

        Effective December 31, 2004, the Company approved a plan amendment to freeze the participants' accounts of the noncontributory defined benefit pension plan, which has the effect of establishing each participant's earned accrued benefit as of December 31, 2004. In addition, the participants' benefits shall be payable pursuant to the terms of the pension plan to the extent each participant is or becomes 100% vested in such accrued benefits.

        In 2010, 2009 and 2008, the defined benefit pension plan recorded an actuarial loss of $5,082, $3,775 and $3,820, respectively, due to demographic experience, including assumption changes, and investment returns that vary from assumptions made during the prior year.

        For 2010 and 2009, the Company's weighted-average expected long-term rate of return on assets was 7.00%. In developing this assumption, the plan sponsor evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The plan sponsor also considered its historical average return, which was in line with the expected long-term rate of return assumption for 2010.

        The pension plan asset allocation as of the measurement date and target asset allocation, presented as a percentage of total plan assets, were as follows:

                                                             2010
                                                            Target           2010            2009
                                                        --------------  ---------------  --------------

Cash equivalents and fixed income securities                     50%             63%            48%
Equity securities and equity-based investment funds              25%             22%            33%
Distressed debt and multi-strategy investment funds              25%             15%            19%
                                                        --------------  ---------------  --------------
                                                                100%            100%           100%
                                                        ==============  ===============  ==============

        It is the plan sponsor's policy to invest pension plan assets in a diversified portfolio consisting of an array of assets matching the target asset allocations investment strategies above. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet the expected cash flow requirements of the plan. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. To achieve the desired returns, the plan assets are invested primarily in a variety of individual fixed income securities as well as diversified investment funds that utilize different investment strategies based on correlations to general security-type market performance.

        The following table summarizes the valuation of the Company's pension plan assets carried at fair value as of December 31, 2010 and 2009 by asset class:

                                                                                 December 31, 2010
                                                   ----------------------------------------------------------------------------
                                                      Quoted Prices      Significant
                                                      in Active             Other           Significant
                                                     Markets for          Observable         Unobservable
                                                    Identical Assets        Inputs             Inputs
                                                      (Level 1)           (Level 2)          (Level 3)             Total
                                                   -----------------   -----------------  -----------------   -----------------

Cash equivalents (A)                                      $   2,001             $     -            $     -           $   2,001
Fixed income securities (B)
    U.S. Treasury                                                 -               6,736                  -               6,736
    Other governmental/municipal agencies                         -               1,669                  -               1,669
    Corporate debt instruments                                    -              11,619                  -              11,619
    Foreign debt obligations                                      -                 893                  -                 893
Equity securities - warrants (C)                                  5                   -                  -                   5
Investment funds
    Equity securities (D)                                         -                   -              7,751               7,751
    Other (E)                                                     -                   -                413                 413
    Distressed debt (F)                                           -                   -                147                 147
    Multi-strategy (G)                                            -                   -              5,149               5,149
                                                   -----------------   -----------------  -----------------   -----------------
                                                          $   2,006           $  20,917          $  13,460           $  36,383
                                                   =================   =================  =================   =================

                                                                                 December 31, 2009
                                                   ----------------------------------------------------------------------------
                                                      Quoted Prices      Significant
                                                      in Active             Other           Significant
                                                     Markets for          Observable         Unobservable
                                                    Identical Assets        Inputs             Inputs
                                                      (Level 1)           (Level 2)          (Level 3)             Total
                                                   -----------------   -----------------  -----------------   -----------------

Cash equivalents (A)                                      $   1,256             $     -            $     -           $   1,256
Fixed income securities (B)
    U.S. Treasury                                                 -               5,015                  -               5,015
    Other governmental agencies                                   -                   -                  -                   -
    Corporate debt instruments                                    -               7,677                  -               7,677
    Foreign debt obligations                                      -                 775                  -                 775
Equity securities - warrants (C)                                  8                   -                  -                   8
Investment funds - equity correlated
    Equity securities (D)                                         -                   -                  -                   -
    Other (E)                                                     -                   -                  -                   -
Investment funds
    Distressed debt (F)                                           -                   -                  -                   -
    Multi-strategy (G)                                            -                   -             15,759              15,759
                                                   -----------------   -----------------  -----------------   -----------------
                                                          $   1,264           $  13,467          $  15,759           $  30,490
                                                   =================   =================  =================   =================

        (A) Assets are held in a readily accessible money market fund. The fund is managed pursuant to regulations whereby the fund expects to maintain a stable value of $1.00 per share.

        (B) Fixed income securities are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on valuation models that use inputs such as interest-rate yield curves, cross-currency basis index spreads and country-specific credit spreads similar to the bond in terms of issuer maturity and seniority.

        (C) Investment fair value is based on the underlying quoted prices in active markets for identical assets.

        (D) Class strategy is to invest primarily in equity securities across the capitalization and style spectrum. Investment manager can make both long and short investments in both U.S. and International equity securities. NAV is provided by the underlying fund investment companies and/or the administrator of the funds.

        (E) Assets that are in liquidation mode. NAV is provided by the underlying fund investment companies and/or the administrator of the funds.

        (F) Class strategy is to invest in various securities that are generally trading at material discounts relative to their par or face value as a result of either formal bankruptcy proceedings or financial market perception of near term proceedings. NAV is provided by the underlying fund investment companies and/or the administrator of the funds.

        (G) Class strategy is to identify attractive valuations by opportunistically investing across multiple markets, currencies and types of securities. NAV is provided by the underlying fund investment companies and/or the administrator of the funds.

        The tables below set forth a summary of changes in the fair value of the pension plan's level 3 investment assets for the years ended December 31
        2010 and 2009:

                                                 Equity                       Distressed        Multi-
                                               Securities        Other           Debt          Strategy        Total
                                              -------------   -------------  -------------   -------------  -------------

Balance at January 1, 2010                         $ 8,750         $ 1,338         $  814         $ 4,857       $ 15,759
Actual return on plan assets
    Held at end of the period                        1,466             177            105             750          2,498
    Sold during the period                            (227)              8             30              19           (170)
Purchases, sales and settlements, net               (2,238)         (1,110)          (802)           (477)        (4,627)
                                              -------------   -------------  -------------   -------------  -------------
Balance at December 31, 2010                       $ 7,751          $  413         $  147         $ 5,149       $ 13,460
                                              =============   =============  =============   =============  =============

                                                 Equity                       Distressed        Multi-
                                               Securities        Other           Debt          Strategy        Total
                                              -------------   -------------  -------------   -------------  -------------

Balance at January 1, 2009                         $ 7,488         $ 1,167         $  660         $ 5,462       $ 14,777
Actual return on plan assets
    Held at end of the period                        1,807             271            154           1,346          3,578
    Sold during the period                             123              10              -             (84)            49
Purchases, sales and settlements, net                 (668)           (110)             -          (1,867)        (2,645)
                                              -------------   -------------  -------------   -------------  -------------
Balance at December 31, 2009                       $ 8,750         $ 1,338         $  814         $ 4,857       $ 15,759
                                              =============   =============  =============   =============  =============

        Pension plan funding requirements for 2011 will be determined based upon actuarial requirements. The estimated amortization of net loss for the pension plan in 2011 is $1,448. The estimated 2011 net periodic benefit expense for the pension plan is $975. In 2011 a 50 basis point increase to the discount rate projected at 5.33% would decrease the net periodic cost by $377 and a 50 basis point decrease would increase the net periodic cost by $422. In 2011 a 50 basis point increase to the expected rate of return on assets projected at 7.00% would decrease the net periodic cost by $199 and a 50 basis point decrease would increase the net periodic cost by $199.

        Other Benefit Plan

        In 2010, 2009 and 2008, the other benefit plan recorded an actuarial
        (gains) losses of $1,854, $592, and ($2,518), respectively, due to assumption changes and demographic experience different from rates assumed during the prior year.

        For measurement purposes, a 9.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2010 and
        2009. The rate was assumed to decrease gradually to 4.5% over a five year period, and remain at that level thereafter.

        The estimated 2011 amortization of net loss and prior service cost for health and welfare benefit plan is $94. The estimated 2011 net periodic benefit expense for the health and welfare benefit plan is $1,723.

        Employee Stock Ownership Plan

        The Company participates in an Employee Stock Ownership Plan ("ESOP")
        covering certain full-time employees. Prior to 2010, the majority of
        SEI's stock was held in the Charles A. Sammons 1987 Charitable Remainder
        Trust Number Two (the "CRT"). Prior to his death in 1988, Charles A.
        Sammons, the founder of SEI, established the CRT. The death of his widow, Elaine D. Sammons, in January 2009, initiated the process of settling the CRT. In January 2010, the 7,664,402 shares of the SEI stock held by the CRT were transferred to the ESOP (the "Transfer") as unallocated shares, which completed the settlement of the CRT. As of
        December 31, 2010 the ESOP owns 99% of the outstanding stock of SEI.

        In 2009 and prior years, the Company made a contribution to the ESOP as determined by the Board of SEI. Compensation expense was recognized by the Company as shares to participants were committed to be released. The offset was recorded as a liability included in other liabilities in the consolidated balance sheets.

        Subsequent to the Transfer and commencing in 2010, compensation expense continued to be recognized as shares to participants are committed to be released. In 2010, the offset was recorded to paid-in capital in the balance sheet.

        Compensation expense of $12,247, $10,838 and $9,064 for 2010, 2009 and
        2008, respectively, was recorded related to the ESOP.

16.     OTHER RELATED PARTY TRANSACTIONS

        The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefits and management services. The Company was charged $11,200, $10,626 and $13,346 in 2010,
        2009 and 2008, respectively, related to these contracts.

        Guggenheim Partners Asset Management, Inc. ("Guggenheim") provides investment management services for the Company. During 2010, 2009 and
        2008, the Company incurred $23,674, $16,750 and $21,209, respectively, for these investment management services. The fee is calculated based on the average fair value of invested assets under management multiplied by a contractual rate.

        Guggenheim is the general partner of the Fund, a private investment company and VIE. See Note 6 for further discussion of this VIE.

        The Company holds a mortgage loan on the property of an indirect affiliate, The Grove Park Inn. The balance of the loan was $49,287 and
        $50,000 as of December 31, 2010 and 2009, respectively. Effective
        December 15, 2009, the Company combined the existing mortgage loan with another Grove Park Inn loan that had previously been held by another entity of SEI, resulting in the outstanding balance of $50,000. The
        Company earned interest income on the loan of $3,741, $1,715 and $1,887 in 2010, 2009 and 2008, respectively.

        The Company is also a party to two coinsurance agreements with a reinsurer that is a subsidiary of Guggenheim. The Company receives fees under a service contract that became effective December 2009 which covers specified accounting and financial reporting services. The service fees received were $304 in 2010 and zero in 2009. See Note 10 for further discussion of these transactions.

        The Company pays sales commissions to Sammons Securities, Inc. ("SSI"), a broker-dealer company, associated with the variable life and annuity premiums placed with the Company's separate account funds and other fixed annuity product sales. The Company incurred commissions of approximately $711, $659 and $891 in 2010, 2009 and 2008, respectively, related to SSI sales.

17.     COMMITMENTS AND CONTINGENCIES

        The Company has, in the normal course of business, claims and lawsuits filed against it. In some cases the damages sought are substantially in excess of contractual policy benefits. The Company believes these claims and lawsuits, either individually or in aggregate, will not materially affect the Company's financial position or results of operations.

        At December 31, 2010, the Company had outstanding capital commitments to limited partnerships of $108,098.

        The Company makes funding commitments to various private placement bond issuers. As of December 31, 2010, the Company had $50,627 of outstanding private placement bond funding commitments.

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the consolidated financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

18.     SUBSEQUENT EVENTS

        The Company evaluated subsequent events through March 25, 2011 which is the date the consolidated financial statements were available to be issued.
Part C

OTHER INFORMATION

 Item 24.

(a)  Financial Statements

Financial statements are included in Part B of the Registration Statement (11)

(b)  Exhibits:

(1)   Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (3)

(2)   Not Applicable

(3)   (a)   Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Financial Network (11)

        (b)  Registered Representative Contract  (11)

(4)  (a)     Form of Flexible Premium Deferred Variable Annuity Contract (11)

 (5)  (a)    Application for Flexible Premium Deferred Variable Annuity Contract (11)

(6)   (a)    Articles of Incorporation of Midland National Life Insurance Company (3)

        (b)  By-laws of Midland National Life Insurance Company (3)

(7)   Reinsurance Agreement for contracts issued under this Registration Statement. (6)

(8)   (a)    Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II. (8)

(b)   Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II.  (2)

(c)   Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III. (9)

 (d)   Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III.  (4)

        (e)   Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (6)

(f)      Rule 22c-2 Agreement between Midland National Life Insurance Company Calvert Distributors, Inc.   (10)

(g)     SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation.   (10)

(h)     SEC Rule 22c-2 Supplement to Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC.  (10)

(i)       Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc.  (10)

(j)       Draft Participation agreement between Midland National Life Insurance Company and BlackRock.  (11)

(k)     Draft Participation agreement between Midland National Life Insurance Company and DWS. (11)

(l)       Draft Participation agreement between Midland National Life Insurance Company and Eaton Vance. (11)

(m)    Draft Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (11)

(n)     Draft Participation agreement between Midland National Life Insurance Company and Ivy Funds. (11)

(o)     Draft Participation agreement between Midland National Life Insurance Company and Legg Mason. (11)

(p)     Draft Participation agreement between Midland National Life Insurance Company and Pioneer Funds. (11)

(q)     Draft Participation agreement between Midland National Life Insurance Company and Prudential. (11)

(r)      Draft Participation agreement between Midland National Life Insurance Company and Royce Funds. (11)

(s)     Participation agreement amendment between Midland National Life Insurance Company and Janus Capital Management LLC. (11)

(t)      Daft Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts. (11)

(u)     Draft Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc.  (11)

(v)     Draft Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc. (11)

(w)    Draft Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC. (11)

(x)      Draft Participation Agreement between Midland National Life Insurance Company and Rydex Distributors LLC. (11)

(9)   (a)   Opinion and Consent of Counsel (11)

(b)   Power of Attorney (11)

(10) (a)   Consent of Sutherland Asbill & Brennan, LLP (11)

(b)   Consent of Independent Registered Public Accounting Firm (11)

(11) Not Applicable

(12) Not Applicable

(13) Performance Data Calculations (6)

1.        Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form S-6 on August 31, 1999 (File No. 333-80975)

2.        Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 on April 23, 1997 (File No. 333-14061)

3.        Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016).

4.        Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File No. 333-14061)

5.        Incorporated herein by reference to Pre-Effective Amendment No. 1   for Form N-4 on January 14, 2002 (File No. 333-71800)

6.        Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on April 28, 2003 (File No. 333-71800)

7.        Incorporated herein by reference to Post-Effective Amendment No. 5 for form N-4 on November 24, 2004 (File No. 333-108437)

8.        Incorporated herein by reference to Initial N-4 Filing on June 7, 1993 (File 33-64016)

9.        Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on April 29, 1997 (File No. 33-64016)

10.     Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 28, 2008 (File No. 333-108437)

11.     Filed herewith

12.     To be filed by amendment

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor
Michael M. Masterson***...........................................	Chairman - Director
John J. Craig II***......................................................	Senior Vice President & Treasurer - Director
Robert W. Korba........................................................	Director
David E. Sams.............................................................	Director
Roland C. Baker.........................................................	Director
Willard Bunn, III..........................................................	Director
William D. Heinz..........................................................	Director
Esfandyar E. Dinshaw**..............................................	Chief Executive Officer – Director
Steven C. Palmitier***................................................	President and Chief Operating Officer – Director
Cindy Reed**.............................................................	President, Annuity Division
Robert R. TeKolste.....................................................	Executive Vice President
Stephen P. Horvat, Jr***............................................	Senior Vice President –Legal
Donald T. Lyons **.....................................................	Senior Vice President and Corporate Actuary
David Shaw **............................................................	Senior Vice President and Chief Information Officer
Melody R.J. Jensen.....................................................	Vice President, General Counsel, and Secretary
Daniel M. Kiefer..........................................................	Vice President and Chief Financial Officer
Rebecca L. Luloff**....................................................	Vice President, Chief Administration Officer & Assistant Secretary
Brent A. Mardis**......................................................	Vice President, Chief Risk & Compliance Officer
Robert W. Buchanan...................................................	Vice President, New Business & Underwriting
Timothy A. Reuer........................................................	Vice President, Product Development
Teri L. Ross**............................................................	Vice President, Variable Services
Ronald J. Markway**.................................................	Vice President, New Business – Annuity Division
Michael L. Yanacheak**.............................................	2nd Vice President, Product Development, Annuity Division
Gregory S. Helms........................................................	2nd Vice President, Policy Change & Accounting
Diana Ronald**...........................................................	2nd Vice President, Client Services & Claims and Benefits
Teresa A. Silvius***....................................................	Assistant Vice President Variable Compliance & 38a-1 CCO
Richard T. Hicks.........................................................	Assistant Vice President, Systems Administration & Policy Accounting
Randy D. Shaull...........................................................	Assistant Vice President & Actuary

 *     Unless noted otherwise, the principal business address for each officer and director is One Sammons Plaza, Sioux Falls, SD 57193-9991

**   Annuity Division, 4350 Westown Parkway, West Des Moines, IA 50266

*** 525 W. Van Buren, Chicago, IL 60607

Item 26.

Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc.  The Registrant is a segregated asset account of Midland.  Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT).   Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2010, are:

Name	Jurisdiction	Percent Of Voting Securities Owned
1900 Capital Inc.	Delaware	100% by CISI
Advisor Research Center, Inc.	Maryland	100% by RFSL
B/D Ops, LLC	Delaware	33% by SSI
Briggs Construction Equipment, Inc.	Delaware	100% by CISI
Briggs Equipment Mexico, Inc. (BEMI)	Delaware	100% by BEI
Briggs Equipment UK Limited	United Kingdom	100% by BII
Briggs Equipment, Inc. (BEI)	Delaware	100% by CISI
Briggs Equipment, S.A. de C.V. (BESA)	Mexico	99% by BEI 1% by BEMI
Briggs International, Inc. (BII)	Delaware	100% by CISI
Cathedral Hill Hotel, Inc.	Delaware	100% by CISI
Consolidated Investment Services, Inc. (CISI)	Nevada	100% by SEI
Controladora Briggs de Mexico, S. de R.L. de C.V	Mexico	99% by BEI 1% by BEMI
Crestpark LP, Inc.	Delaware	100% by CISI
Environment Plastic Solutions, Inc.	Delaware	100% by CISI
First Security Benefit Life Insurance and Annuity Company of New York	New York	100% by SBC
Forklift Operations de Mexico, S.A. de C.V.	Mexico	99% by Controladora 1% by BEMI
GBH Venture Co., Inc.	Delaware	100% by CISI
Gila Bend Power Partners, L.L.C.	Delaware	50% by SPDI
GLAC Holdings, LLC (GLACHL)	Delaware	100% by GPFTHL
GP Holdco, LLC (GHL)	Delaware	100% by GPL
GPFT Holdco, LLC (GPFTHL)	Delaware	100% by GHL
GPI Ventures LLC	Delaware	100% by GPIRI
Guggenheim Capital, LLC (GCL)	Delaware	41% by SAI
Guggenheim Insurance Holdco, LLC (GIHL)	Delaware	100% by GPFTHL
Guggenheim Insurance Services, LLC	Delaware	100% by GIHL
Guggenheim Investment Management Holdings, LLC (GIMHL)	Delaware	100% by GPFTHL
Guggenheim Investment Management, LLC	Delaware	100% by GIMHL
Guggenheim Knights of Security, LLC (GKSL)	Delaware	100% by GPL
Guggenheim Life and Annuity Company	Delaware	100% by GLACHL
Guggenheim Partners, LLC (GPL)	Delaware	100% by GCL
Guggenheim SBC Holdings, LLC (GSHL)	Delaware	100% voting (no ownership) by GKSL
Herakles Investments, Inc. (HII)	Delaware	100% by CISI
Mexicolift Servicios de Personal, S. de R.L. de C.V.	Mexico	99% by Controladora 1% by BEMI
MH Imports, Inc.	Delaware	100% by CISI
Midland National Life Insurance Company (MNL)	Iowa	100% by SFG
MNL Reinsurance Company	Iowa	100% by MNL
Montacargas Yale de Mexico, S.A. de C.V. (YALESA)	Mexico	99% by BEI 1% by BEMI
Mykonos 6420 LP	Texas	85% by MH Imports, Inc.
North American Company for Life and Health Insurance (NACOLAH)	Iowa	100% by SFG
Opus 5949 LLC	Texas	75% by Sammons VPC, Inc.
Otter, Inc.	Oklahoma	100% by CISI
Parkway Mortgage, Inc.	Delaware	100% by CISI
Rydex Distributors, LLC	Kansas	100% by RHL
Rydex Fund Services, LLC (RFSL)	Kansas	100% by RHL
Rydex Holdings, LLC (RHL)	Kansas	100% by SBAM
Rydex Specialized Products, LLC	Delaware	100% by SIL
SAGE Assets, Inc.	Delaware	100% by CISI
Sammons BW, Inc	Delaware	100% by SDHI
Sammons Capital, Inc.	Delaware	100% by SEI
Sammons Corporation	Delaware	100% by CISI
Sammons Distribution Holdings, Inc. (SDHI)	Delaware	100% by CISI
Sammons Financial Group, Inc. (SFG)	Delaware	100% by CISI
Sammons Income Properties, Inc.	Delaware	100% by CISI
Sammons Power Development, Inc.(SPDI)	Delaware	100% by CISI
Sammons Realty Corporation (SRC)	Delaware	100% by CISI
Sammons Securities Company, L.L.C.	Delaware	67% by SSI
Sammons Securities, Inc. (SSI)	Delaware	100% by SFG
Sammons VPC, Inc.	Delaware	100% by SDHI
se2, inc.	Kansas	100% by SBC
Security Benefit Academy, Inc.	Kansas	100% by SBC
Security Benefit Asset Management Holdings, LLC (SBAM)	Kansas	100% by SBC
Security Benefit Corporation (SBC)	Kansas	100% by GSHL
Security Benefit Life Insurance Company (SBL)	Kansas	100% by SBC
Security Distributors, Inc.	Kansas	100% by SBL
Security Financial Resources, Inc.	Kansas	100% by SBC
Security Investors, LLC (SIL)	Kansas	100% by RHL
SFG Reinsurance Company	South Carolina	100% by MNL
Sponsor Investments, L.L.C.	Texas	75% by HII
SRI Ventures LLC	Delaware	99% by SRC
The Grove Park Inn Resort, Inc. (GPIRI)	Delaware	100% by CISI

Item 27. Number of Contract Owners

No contracts have been issued.

Item 28. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law.  This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.  Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29a. Relationship of Principal Underwriter to Other Investment Companies

Sammons Financial Network, LLC, is the principal underwriter of this product.

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows:

Name and Principal Business Address	Positions and Offices with Sammons Financial Network, LLC
William L. Lowe	Chief Executive Officer & President 4350 Westown Parkway West Des Moines, IA 50266
Susan E. Mersereau	Chief Compliance Officer 4350 Westown Parkway West Des Moines, IA 50266

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant with respect to these Contracts (File No. 333-176870) during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$0	$0	$0	$0

*Represents commissions paid on the LiveWell Variable Annuity.

**Represents an underwriting fee paid to Sammons Financial Network, LLC for LiveWell Variable Annuity contract under Separate Account C.

 Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 4350 Westown Parkway, Suite 300, West Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607 and 200 SW 6th Avenue, Topeka, Kansas 66603-3704.

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C has duly caused this Pre-Effective Amendment to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 15th day of December, 2011.

         By:  MIDLAND NATIONAL LIFE

                                                                                                                       SEPARATE ACCOUNT A (REGISTRANT)

Attest:  /s/ *                                                                                    By:            /s/*

                                                                                                                                 Michael M. Masterson

                                                                                                                                    Chairman of the Board

        By:  MIDLAND NATIONAL LIFE

               INSURANCE COMPANY (DEPOSITOR)

Attest:  /s/ *                                                                                    By:            /s/*

                                                                                                                                 Michael M. Masterson

                                                                                                                                    Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

                      Signatures                                                                          Title

/s/  *                                                                        Chairman of the Board of Directors,

      MICHAEL M. MASTERSON                       Director

/s/  *                                                                        Director, Chief Executive Officer

      Esfandyar E. Dinshaw                         (Principal Executive Officer)

/s/  *                                                                                    Director, Senior Vice President

      JOHN J. CRAIG, II

/s/  *                                                                        Director, President & Chief Operating Officer

      STEVEN C. PALMITIER

/s/  *                                                                       Director

      Willard Bunn, III

/s/  *                                                                        Director

      Roland C. Baker

/s/  *                                                                       Vice President & Chief Financial Officer

      Daniel M. Kiefer                                        (Principal Financial & Accounting Officer)

                                                                                Director

      ROBERT W. KORBA

                                                                                 Director

      DAVID E. SAMS

                                                                                Director

      William D. Heinz

*By:  /s/                                                                                                  Date:  December 15, 2011

                                Teresa A. Silvius

                                Attorney-in-Fact

                                Pursuant to Power of Attorney

Registration No. 333-176870

Pre-Effective Amendment #1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

AND

MIDLAND NATIONAL LIFE INSURANCE COMPANY

EXHIBIT INDEX

Item	Exhibit
24(b)(3)(a)	Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Financial Network
24(b)(3)(b)	Registered Representative Contract
24(b)(4)(a)	Form of Flexible Premium Deferred Variable Annuity Contract
24(b)(5)(a)	Application for Flexible Premium Deferred Variable Annuity
24(b)(8)(j)	Draft Participation agreement between Midland National Life Insurance Company and BlackRock.
24(b)(8)(k)	Draft Participation agreement between Midland National Life Insurance Company and DWS
24(b)(8)(l)	Draft Participation agreement between Midland National Life Insurance Company and Eaton Vance.
24(b)(8)(m)	Draft Participation agreement between Midland National Life Insurance Company and Franklin Templeton.
24(b)(8)(n)	Draft Participation agreement between Midland National Life Insurance Company and Ivy Funds.
24(b)(8)(o)	Draft Participation agreement between Midland National Life Insurance Company and Legg Mason.
24(b)(8)(p)	Draft Participation agreement between Midland National Life Insurance Company and Pioneer Funds.
24(b)(8)(q)	Draft Participation agreement between Midland National Life Insurance Company and Prudential.
24(b)(8)(r)	Draft Participation agreement between Midland National Life Insurance Company and Royce Funds.
24(b)(8)(s)	Participation agreement amendment between Midland National Life Insurance Company and Janus Capital Management LLC.
24(b)(8)(t)	Daft Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts.
24(b)(8)(u)	Draft Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc.
24(b)(8)(v)	Draft Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc.
24(b)(8)(w)	Draft Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC.
24(b)(8)(x)	Draft Participation Agreement between Midland National Life Insurance Company and Rydex Distributors LLC.
24(b)(9)(a)	Opinion and Consent of Counsel
24(b)(9)(b)	Power of Attorney
24(b)(10)(a)	Consent of Sutherland Asbill & Brennan, LLP
24(b)(10)(b)	Consent of Independent Registered Public Accounting Firm

DISTRIBUTION AGREEMENT

AGREEMENT dated as of _________________ by and between Midland National Life Insurance Company ("Insurer"), an Iowa domiciled insurance company, on its behalf and on behalf of each separate account identified in Schedule 1 hereto, and Sammons Financial Network, LLC ("Distributor"), a Delaware limited liability company.

WITNESSETH:

WHEREAS, Distributor is a broker-dealer that engages in the distribution of variable insurance products and serves as a wholesaler of mutual funds; and

WHEREAS, Insurer desires to issue certain variable insurance products described more fully below to the public through Distributor acting as principal underwriter;

NOW, THEREFORE, in consideration of their mutual promises, Insurer and Distributor hereby agree as follows:

1.         Additional Definitions

a.         Contracts  -- The class or classes of variable insurance products set forth on Schedule 1 to this Agreement as in effect at the time this Agreement is executed, and such other classes of variable insurance products that may be added to Schedule 1 from time to time in accordance with Section 12(b) of this Agreement, and including any riders to such contracts and any other contracts offered in connection therewith.  For this purpose and under this Agreement generally, a "class of Contracts" shall mean those Contracts issued by Insurer on the same policy form or forms and covered by the same Registration Statement.

b.         Registration Statement -- At any time that this Agreement is in effect, each currently effective registration statement filed with the SEC under the 1933 Act on a prescribed form, or currently effective post-effective amendment thereto, as the case may be, relating to a class of Contracts, including financial statements included in, and all exhibits to, such registration statement or post-effective amendment.  For purposes of Section 9 of this Agreement, the term "Registration Statement" means any document which is or at any time was a Registration Statement within the meaning of this Section 1(b).

c.         Prospectus  -- The prospectus included within a Registration Statement, except that, if the most recently filed version of the prospectus (including any supplements thereto) filed pursuant to Rule 497 under the 1933 Act subsequent to the date on which a Registration Statement became effective differs from the prospectus included within such Registration Statement at the time it became effective, the term "Prospectus" shall refer to the most recently filed prospectus filed under Rule 497 under the 1933 Act, from and after the date on which it shall have been filed.  For purposes of Section 9 of this Agreement, the term "any Prospectus" means any document which is or at any time was a Prospectus within the meaning of this Section 1(c).

d.         Fund  -- An investment company in which the Separate Account invests.

e.         Separate Account -- A separate account supporting a class or classes of Contracts and specified on Schedule 1 as in effect at the time this Agreement is executed, or as it may be amended from time to time in accordance with Section 12(b) of this Agreement.

f.          1933 Act -- The Securities Act of 1933, as amended.

g.         1934 Act -- The Securities Exchange Act of 1934, as amended.

h.         1940 Act -- The Investment Company Act of 1940, as amended.

i.          SEC  -- The U.S. Securities and Exchange Commission.

j.          FINRA  -- The Financial Industry Regulatory Authority, Inc.

k.         Regulations  -- The rules and regulations promulgated by the SEC under the 1933 Act, the 1934 Act and the 1940 Act as in effect at the time this Agreement is executed or thereafter promulgated.

l.          Selling Broker-Dealer -- A person registered as a broker-dealer and licensed as a life insurance agency, or affiliated with a person so licensed, and authorized to offer and sell the Contracts pursuant to a selling agreement as provided for in Section 4 of this Agreement.

m.        Agents Manual -- The agents manual and other written rules, regulations and procedures provided by Insurer to insurance agents appointed to sell the Contracts, as revised from time to time.

n.         Representative  -- When used with reference to Distributor or a Selling Broker-Dealer, an individual who is a registered representative or registered principal as defined under FINRA rules, and any person who is an associated person as that term is defined under the 1934 Act.

o.         Application  -- An application for a Contract.

p.         Premium  -- A payment made under a Contract by an applicant or purchaser to purchase benefits under the Contract.

q.         Service Center -- the service center identified in the Prospectus as the location at which Premiums and Applications are accepted.

2.         Authorization and Appointment

a.         Scope of Authority.  Insurer hereby authorizes Distributor on an exclusive basis, and Distributor accepts such authority, subject to the registration requirements of the 1933 Act and the 1940 Act and the provisions of the 1934 Act and conditions herein, to be the distributor and principal underwriter for the sale of the Contracts in each state and other jurisdiction in which the Contracts may lawfully be sold during the term of this Agreement.  Insurer hereby authorizes Distributor to grant authority to Selling Broker-Dealers to solicit Applications and Premiums to the extent Distributor deems appropriate and consistent with the marketing program for the Contracts or a class of Contracts, subject to the conditions set forth in Section 4 of this Agreement.  The Contracts shall be offered for sale and distribution at premium rates set from time to time by Insurer.  Distributor shall use its best efforts to market the Contracts actively through Selling Broker-Dealers in accordance with Section 4 of this Agreement, subject to compliance with applicable law, including rules of FINRA.

b.         Limits on Authority.  Distributor shall act as an independent contractor and nothing herein contained shall constitute Distributor or its agents, officers or employees as agents, officers or employees of Insurer solely by virtue of their activities in connection with the distribution and sale of the Contracts hereunder.  Distributor and its Representatives shall not have authority, on behalf of Insurer:  to make, alter or discharge any Contract or other insurance policy or annuity entered into pursuant to a Contract; to waive any Contract forfeiture provision; to extend the time of paying any Premium; or to receive any monies or Premiums (except for the sole purpose of forwarding monies or Premiums to Insurer).  Distributor shall not expend, nor contract for the expenditure of, the funds of Insurer.  Distributor shall not possess or exercise any authority on behalf of Insurer other than that expressly conferred on Distributor by this Agreement.

3.         Solicitation Activities

a.         Distributor Representatives.  No Distributor Representative shall solicit the sale of a Contract, or discuss the contracts with Selling Broker-Dealers, their Representatives, or their clients and prospects, unless at the time of such solicitation such individual is duly registered with FINRA and duly licensed with all applicable state insurance and securities regulatory authorities, and is duly appointed as an insurance agent of Insurer.

b.         Solicitation Activities.  All solicitation and sales activities engaged in by Distributor and the Distributor Representatives with respect to the Contracts, including such activities with respect to Selling Broker-Dealers and their Representatives and clients or prospects, shall be in compliance with all applicable federal and state securities laws and regulations, FINRA rules, and all applicable insurance laws and regulations and the Agents Manual.  In particular, without limiting the generality of the foregoing:

(1)        Distributor shall train, supervise and be solely responsible for the conduct of Distributor Representatives in their solicitation of Applications and Premiums, if any, and distribution of the Contracts, including such conduct with respect to Selling Broker-Dealers and their Representatives and clients or prospects, and shall supervise their compliance with applicable rules and regulations of any insurance or securities regulatory agencies that have jurisdiction over variable insurance product activities, including FINRA.

(2)        Neither Distributor nor any Distributor Representative shall offer, attempt to offer, or solicit Applications for, the Contracts or deliver the Contracts, in any state or other jurisdiction unless Insurer has notified Distributor that such Contracts may lawfully be sold or offered for sale in such state, and has not subsequently revised such notice.

(3)        Neither Distributor nor any Distributor Representative shall give any information or make any representation in regard to a class of Contracts in connection with the offer or sale of such class of Contracts that is not in accordance with the Prospectus for such class of Contracts, or in the then-currently effective prospectus or statement of additional information for a Fund, or in current advertising materials for such class of Contracts authorized by Insurer.

(4)        All Premiums paid by check or money order that are collected by Distributor or any of its Representatives, if any,  shall be remitted promptly, and in any event not later than noon of the next business day, in full, together with any Applications, forms and any other required documentation, to the Service Center.  Checks or money orders in payment of Premiums shall be drawn to the order of "Midland National Life Insurance Company."  Premiums may be transmitted by wire order from Distributor to the Service Center in accordance with the procedures set forth in the Agents Manual.  If any Premium is held at any time by Distributor, Distributor shall hold such Premium in a fiduciary capacity and such Premium shall be remitted promptly, and in any event not later than noon of the next business day, to Insurer.  Distributor acknowledges that all such Premiums, whether by check, money order or wire, shall be the property of Insurer.  Distributor acknowledges that Insurer shall have the unconditional right to reject, in whole or in part, any Application or Premium.

c.         Representations and Warranties of Distributor.  Distributor represents and warrants to Insurer that Distributor is and shall remain registered during the term of this Agreement as a broker-dealer with the SEC under the 1934 Act, is a member of FINRA, and is duly registered under applicable state securities laws, and that Distributor is and shall remain during the term of this Agreement in compliance with Section 9(a) of the 1940 Act.

4.         Selling Broker-Dealers.

            Distributor shall ensure that sales of the Contracts by Selling Broker-Dealers comply with the following conditions, and any additional conditions Insurer may specify from time to time.

a.         Every Selling Broker-Dealer shall be both registered as a broker-dealer with the SEC and a member of FINRA and licensed as an insurance agency with authority to sell variable products or associated with a insurance agency so licensed.  Any individuals to be authorized to act on behalf of Selling Broker-Dealer shall be duly registered with FINRA as representatives or principals of Selling Broker-Dealer with authority to sell variable products, and shall be licensed as insurance agents with authority to sell variable products.  Distributor, or its designee, shall verify that Selling Broker-Dealer and its Representatives are duly licensed under applicable state insurance law to sell the Contracts (or, if Broker-Dealer is not so licensed, that it is associated with an entity so licensed).

b.         Every Selling Broker-Dealer (or, if applicable, its associated insurance agency) and each of its Representatives shall have been appointed by Insurer as required under applicable state insurance laws, provided that Insurer reserves the right to refuse to appoint any proposed person, or once appointed, to terminate such appointment.

c.         Every Selling Broker-Dealer must enter into a written selling agreement with Distributor and Insurer which selling agreement, among other things, will require such Selling Broker-Dealer to:  (i) use its best efforts to solicit applications for Contracts; (ii) comply with applicable laws and regulations, including applicable state insurance and FINRA rules related to suitability, and (iii) comply with the Insurer's rules and regulations as reflected in the Agents Manual or otherwise communicated to agents appointed by Insurer. The selling agreement will contain such other provisions as the Distributor and Insurer deems to be consistent herewith.

d.         In view of Insurer's desire to ensure that Contracts will be sold to purchasers for whom the Contracts will be suitable, the written selling agreement shall require that Selling Broker-Dealers and their Representatives not make recommendations to an applicant to purchase a Contract in the absence of reasonable grounds to believe that the purchase of the Contract is suitable for the applicant.  While not limited to the following, a determination of suitability shall be based on information supplied by an applicant after a reasonable inquiry concerning the applicant's other security holdings, insurance and investment objectives, financial situation and needs.  More specifically, the written selling agreement will compel compliance with:  (i) any applicable state insurance suitability requirements and/or any applicable model suitability rule issued by the National Association of Insurance Commissioners; (ii)  FINRA Rule 2320; and (iii) NASD Rule 2310 and, when applicable, its successor rule,  FINRA Rule 2111.

e.         Pursuant to the written selling agreement, every Selling Broker-Dealer shall cause  its personnel to comply with all applicable anti-money laundering laws, regulations, rules and government guidance currently and as may be amended, including, but not limited to, the reporting, record keeping and compliance requirements of the Bank Secrecy Act ("BSA"), as amended by The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, FINRA and other self-regulatory organization  rules. These requirements include requirements to identify and report currency transactions and suspicious activity, to implement a customer identification program to verify the identity of customers and to implement an anti-money laundering compliance program that includes policies, procedures and internal controls for complying with the BSA; policies, procedures and internal controls for identifying, evaluating and reporting suspicious activity; a designated compliance officer or officers, training for employees and registered representatives; and an independent audit function.

5.         Marketing Materials

a.         Preparation and Filing.  Distributor shall be primarily responsible for the design and preparation of all promotional, sales and advertising material relating to the Contracts.  Distributor shall be responsible for filing such material, as required, with FINRA and any state securities regulatory authorities.  Insurer shall be responsible for filing all promotional, sales or advertising material, as required, with any state insurance regulatory authorities.  Insurer shall be responsible for preparing the Contract forms and filing them with applicable state insurance regulatory authorities, and for preparing the Prospectuses and Registration Statements and filing them with the SEC and state regulatory authorities, to the extent required.  The parties shall notify each other expeditiously of any comments provided by the SEC, FINRA or any securities or insurance regulatory authority on such material, and will cooperate expeditiously in resolving and implementing any comments, as applicable.

b.         Use in Solicitation Activities.  Insurer shall be responsible for furnishing Distributor with such Applications, Prospectuses and other materials for use by Distributor and any Selling Broker-Dealers in their solicitation or wholesaling activities with respect to the Contracts.  Insurer shall notify Distributor of those states or jurisdictions which require delivery of a statement of additional information with a prospectus to a prospective purchaser.

6.         Compensation and Expenses

a.         Insurer shall pay compensation for sales of the Contracts in accordance with Schedule 2 hereto.  Upon Distributor's request, Insurer may pay compensation payable to Distributor Representatives and Selling Broker-Dealers, on Distributor's behalf as a purely ministerial service, subject to the provisions of Section 7 of this Agreement.

b.         Insurer shall pay all expenses in connection with:

(1)        the preparation and filing of each Registration Statement (including each pre-effective and post-effective amendment thereto) and the preparation and filing of each Prospectus (including any preliminary and each definitive Prospectus);

(2)        the preparation, underwriting, issuance and administration of the Contracts;

(3)        any registration, qualification or approval or other filing of the Contracts or Contract forms required under the securities or insurance laws of the states in which the Contracts will be offered.

(4)        all registration fees for the Contracts payable to the SEC; and

(5)        the printing of all promotional materials, definitive Prospectuses for the Contracts and any supplements thereto for distribution to existing Contractowners.

            c.         Distributor shall pay the expenses incurred by Distributor or its Representatives for the purpose of carrying out the obligations of Distributor hereunder.

7.         Compliance

a.         Maintaining Registration and Approvals.  Insurer shall be responsible for maintaining the registration of the Contracts with the SEC and any state securities regulatory authority with which such registration is required, and for gaining and maintaining approval of the Contract forms where required under the insurance laws and regulations of each state or other jurisdiction in which the Contracts are to be offered.

b.         Confirmations and 1934 Act Compliance.  Insurer, as agent for Distributor, shall confirm to each applicant for and purchaser of a Contract in accordance with Rule 10b-10 under the 1934 Act acceptance of Premiums and such other transactions as are required by Rule 10b-10 or administrative interpretations thereunder.  Insurer shall maintain and preserve such books and records with respect to such confirmations in conformity with the requirements of Rules 17a-3 and 17a-4 under the 1934 Act to the extent such requirements apply.  Insurer shall maintain all such books and records and hold such books and records on behalf of and as agent for Distributor whose property they are and shall remain, and acknowledges that such books and records are at all times subject to inspection by the SEC in accordance with Section 17(a) of the 1934 Act.

c.         Issuance and Administration of Contracts.  Insurer shall be responsible for issuing the Contracts and administering the Contracts and the Separate Account; provided, however, that Distributor shall have full responsibility for the securities activities of any persons employed by the Insurer, engaged directly or indirectly in the Contract operations, and for the training, supervision and control of such persons to the extent of such activities also require such person to be a Distributor Representative.

8.         Investigations and Proceedings

Distributor and Insurer shall cooperate fully in any securities or insurance regulatory investigation or proceeding or judicial proceeding arising in connection with the offering, sale or distribution of the Contracts distributed under this Agreement.  Without limiting the foregoing, Insurer and Distributor shall notify each other promptly of any customer complaint or notice of any regulatory investigation or proceeding or judicial proceeding received by either party with respect to the Contracts, whether such complaint or notice is received directly or through a Selling Broker-Dealer or otherwise.

9.         Indemnification

a.         By Insurer.  Insurer shall indemnify and hold harmless Distributor and each person who controls or is associated with Distributor within the meaning of such terms under the federal securities laws, and any officer, director, employee or agent of the foregoing, against any and all losses, claims, damages or liabilities, joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which Distributor and/or any such person may become subject, under any statute or regulation, any FINRA rule or interpretation, at common law or otherwise, insofar as such losses, claims, damages or liabilities:

                        (1)        arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, contained in any Registration Statement or in any Prospectus; provided that Insurer shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon information furnished in writing to Insurer by Distributor specifically for use in the preparation of any such Registration Statement or any amendment thereof or supplement thereto;

(2)        result from any breach by Insurer of any provision of this Agreement.

This indemnification agreement shall be in addition to any liability that Insurer may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision if such loss, claim, damage or liability is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the person seeking indemnification.

b.         By Distributor.  Distributor shall indemnify and hold harmless Insurer and each person who controls or is associated with Insurer within the meaning of such terms under the federal securities laws, and any officer, director, employee or agent of the foregoing, against any and all losses, claims, damages or liabilities, joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which Insurer and/or any such person may become subject under any statute or regulation, any FINRA rule or interpretation, at common law or otherwise, insofar as such losses, claims, damages or liabilities:

(1)        arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances in which they were made, contained in any Registration Statement or in any Prospectus, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by Distributor to Insurer specifically for use in the preparation of any such Registration Statement  or any amendment thereof or supplement thereto

(2)        result from any breach by Distributor of any provision of this Agreement.

This indemnification shall be in addition to any liability that Distributor may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision if such loss, claim, damage or liability is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the person seeking indemnification.

c.         General.  Promptly after receipt by a party entitled to indemnification ("indemnified person") under this Section 9 of notice of the commencement of any action as to which a claim will be made against any person obligated to provide indemnification under this Section 9 ("indemnifying party"), such indemnified person shall notify the indemnifying party in writing of the commencement thereof as soon as practicable thereafter, but failure to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to the indemnified person otherwise than on account of this Section 9.  The indemnifying party will be entitled to participate in the defense of the indemnified person but such participation will not relive such indemnifying party of the obligation to reimburse the indemnified person for reasonable legal and other expenses incurred by such indemnified person in defending himself or itself.

The indemnification provisions contained in this Section 9 shall remain operative in full force and effect, regardless of any termination of this Agreement.  A successor by law of Distributor or Insurer, as the case may be, shall be entitled to the benefits of the indemnification provisions contained in this Section 9.

10.       Termination

              This Agreement shall terminate automatically if it is assigned by a party without the prior written consent of the other party.  This Agreement may be terminated at any time for any reason by either party upon 60 days' written notice to the other party, without payment of any penalty.  (The term "assigned" shall not include any transaction exempted from Section 15(b)(2) of the 1940 Act.)  This Agreement may be terminated at the option of either party to this Agreement upon the other party's material breach of any provision of this Agreement or of any representation or warranty made in this Agreement, unless such breach has been cured within 10 days after receipt of notice of breach from the non-breaching party.  Upon termination of this Agreement all authorizations, rights and obligations shall cease except the obligation to settle accounts hereunder, including commissions on Premiums subsequently received for Contracts in effect at the time of termination or issued pursuant to Applications received by Insurer prior to termination.

11.       Confidentiality

            The parties hereto acknowledge that as a result of this Agreement, each party may have access to and receive from the other party non-public personally identifiable financial and/or health information ("NPI"), as defined under federal and state law, regarding consumers, customers, former customers and/or their beneficiaries. The parties hereto agree to maintain the confidentiality of such NPI and shall not use, disclose, furnish or make accessible such NPI to anyone other than authorized employees and agents of that party as necessary to carry out the party's obligations under this Agreement. Each party further agrees to establish and maintain administrative, technical and physical safeguards to protect the security, confidentiality and integrity of the NPI. At the request of the party that owns the NPI, or in the absence of such request, upon termination of this Agreement, the other party shall promptly return all NPI which has been provided to it, or dispose of such NPI in a manner agreed upon by the parties, unless the party is required to maintain such NPI under federal or state laws or regulations.

12.       Miscellaneous

a.         Binding Effect.  This Agreement shall be binding on and shall inure to the benefit of the respective successors and assigns of the parties hereto provided that neither party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

b.         Schedules.  The parties to this Agreement may amend Schedule 1 to this Agreement from time to time to reflect additions of any class of Contracts and Separate Accounts.  The provisions of this Agreement shall be equally applicable to each such class of Contracts and each Separate Account that may be added to the Schedule, unless the context otherwise requires. Insurer may amend Schedule 2 unilaterally, from time to time.  Any other change in the terms or provisions of this Agreement shall be by written agreement between Insurer and Distributor.

c.         Rights, Remedies, etc, are Cumulative.  The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.  Failure of either party to insist upon strict compliance with any of the conditions of this Agreement shall not be construed as a waiver of any of the conditions, but the same shall remain in full force and effect.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

d.         Notices.  All notices hereunder are to be made in writing and shall be given:

if to Insurer, to:

if to Distributor, to:

or such other address as such party may hereafter specify in writing.  Each such notice to a party shall be either hand delivered or transmitted by registered or certified United States mail with return receipt requested, or by overnight mail by a nationally recognized courier, and shall be effective upon delivery.

f.          Interpretation; Jurisdiction.  This Agreement constitutes the whole agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior oral or written understandings, agreements or negotiations between the parties with respect to such subject matter.  No prior writings by or between the parties with respect to the subject matter hereof shall be used by either party in connection with the interpretation of any provision of this Agreement.  This Agreement shall be construed and its provisions interpreted under and in accordance with the internal laws of the state of Iowa without giving effect to principles of conflict of laws.

g.         Severability.   This is a severable Agreement.  In the event that any provision of this Agreement would require a party to take action prohibited by applicable federal or state law or prohibit a party from taking action required by applicable federal or state law, then it is the intention of the parties hereto that such provision shall be enforced to the extent permitted under the law, and, in any event, that all other provisions of this Agreement shall remain valid and duly enforceable as if the provision at issue had never been a part hereof.

h.         Section and Other Headings.  The headings in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

i.          Counterparts.   This Agreement may be executed in two or more counterparts, each of which taken together shall constitute one and the same instrument.

j.          Regulation.  This Agreement shall be subject to the provisions of the 1933 Act, 1934 Act and 1940 Act and the Regulations and the rules and regulations of FINRA, from time to time in effect, including such exemptions from the 1940 Act as the SEC may grant, and the terms hereof shall be interpreted and construed in accordance therewith.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by such authorized officers on the date specified below.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

By:

Name:

Title:

SAMMONS FINANCIAL NETWORK, LLC

By:

Name:

Title:

Schedule 1

Separate Accounts and Contracts

Separate Accounts

1.  Midland National Life Separate Account C

Classes of Contracts

1.

Schedule 2

Compensation

Insurer shall pay Distributor an amount of [ __] on the Premiums collected with respect to the Contracts.  The payments shall be made monthly in arrears.

Registered Representative Data Form and Appointment Application

Mail to: Midland National Life Insurance Company
Sammons Retirement Solutions Customer Service Center
P.O. Box 758547, Topeka, KS 66675-8547
Overnight to: 200 SW 6th Ave., Topeka, KS 66603-3704

SAMMONS RETIREMENT SOLUTIONS®
Variable Annuities are issued by:
MIDLAND NATIONAL® Life Insurance Company

Customer Service: 866-747-3421
Fax: 866-511-7038

AGENT ID NUMBER: ____________________ (HOME OFFICE USE ONLY)

You may be required to complete product specific (in states where required) and Anti-Money Laundering training before you solicit any line of business.

FIRST NAME MI LAST NAME		DATE OF BIRTH	SOCIAL SECURITY NUMBER
LINE OF BUSINESS ☐ VARIABLE ☐ MUTUAL FUND ☐ ALL		NATIONAL PRODUCER NUMBER	CRD NUMBER
RESIDENCE ADDRESS - STREET, APT./SUITE #, CITY, STATE, ZIP			RESIDENCE TELEPHONE ( )
BUSINESS NAME (DBA)			BUSINESS TELEPHONE ( )
BUSINESS ADDRESS - STREET, APT./SUITE #, CITY, STATE, ZIP			BUSINESS FAX ( )
PREFERRED MAILING ☐ RESIDENCE ADDRESS ☐ BUSINESS ADDRESS			CELL PHONE ( )
E-MAIL ADDRESS		PREFERRED CONTACT ☐ RES. PHONE ☐ BUS. PHONE ☐ CELL PHONE ☐ E-MAIL	
BROKER/DEALER NAME		PROFESSIONAL DESIGNATION ☐ CLU ☐ CHFC ☐ LUTCF ☐ CFP SECURITIES LICENSES ☐ 6 ☐ 7 ☐ 24 ☐ 26 ☐ 63	

IF REQUESTING VARIABLE ANNUITY APPOINTMENT PLEASE COMPLETE: PLEASE RESPOND TO ALL QUESTIONS FOR YOU PERSONALLY AND ANY ORGANIZATION OVER WHICH YOU HAVE EXERCISED CONTROL. IF YOU ANSWER "YES" TO ANY QUESTIONS YOU MUST ATTACH AN EXPLANATION WITH ALL RELEVANT INFORMATION AND SUPPORTING DOCUMENTS.

☐ YES ☐ NO Have you ever been convicted, plead guilty or no contest, or do you have pending charges to a felony or misdemeanor? If yes, attach copy of court records.

☐ YES ☐ NO Have you ever had any regulatory action taken against you, or had your insurance or securities license denied, suspended, terminated or revoked by an insurance department, FINRA or any other regulatory agency?

☐ YES ☐ NO Have you ever had a complaint filed or do you anticipate a complaint being filed against you by a consumer, an insurance department, FINRA or any other regulatory agency?

☐ YES ☐ NO Has your contract or appointment ever been terminated involuntarily by an insurer or FINRA member firm?

☐ YES ☐ NO Has any claim ever been made against you, your surety company or errors and omissions insurer arising out of insurance and/or securities sales?

☐ YES ☐ NO Are you currently involved or ever been involved in litigation?

☐ YES ☐ NO Do you have past due financial obligations, unsatisfied judgments or liens, including any delinquent state or federal tax obligations?

☐ YES ☐ NO Have you ever filed bankruptcy?

☐ YES ☐ NO Does any person or entity claim any indebtedness from you as a result of any insurance transaction or business?

15183R Page 1 of 2 PRT 12-11

Please list all relatives who are currently licensed to sell life insurance.

Name ______________________ **Relationship** ______________________ **SSN** ______________________

Name ______________________ **Relationship** ______________________ **SSN** ______________________

(IF REQUESTING VARIABLE ANNUITY APPOINTMENT PLEASE COMPLETE.)

CONDITIONS AND AGREEMENTS - By signing this application, I hereby acknowledge I have read a specimen copy of the proposed contract and all applicable supplements and addendums thereto to be entered into between myself and Midland National Life Insurance Company (Midland National). I agree to be bound by all of the terms and conditions of such contract, supplements and addendums, a personalized copy of which will be subsequently forwarded to me by Midland National. I agree not to solicit business until I have been notified by Midland National that I am authorized to do so. I represent and warrant that all information and answers to questions are true and complete.

I understand the Fair Credit Reporting act requires Midland National to notify me that, as a routing part of processing my contract application, a consumer report may be obtained which may include information bearing on my credit worthiness, credit standing, credit capacity, character, general reputation, and personal characteristics or mode of living. I further authorize Midland National or its affiliates'* to obtain a consumer report and report in connection with this contract application.

I further authorize Midland National or any of its affiliates* or their duly authorized representatives to contact any organization or individual who has knowledge of my employment history, credit history, financial status or record of any illegal activity to (a) obtain a record of such history, status or activities and (b) hereby authorize the release of such information by such organization or individual in connection with this application and (c) authorize Midland National or any of its affiliates* to release information about any debit balance I may incur. This authorization shall remain valid and in effect during the term of my contract. We reserve the right to obtain subsequent consumer reports and/or investigative consumer reports on an as needed basis. Any marketing materials which have not been provided by Midland National must be approved by Midland National prior to their use. I understand that any specimen sales brochures and material I have received are provided only for my personal examination of product provisions and rates.

A photocopy of this authorization shall be as valid as the original, regardless of the date it is signed.

***Affiliate means any company owned, directly or indirectly, by Sammons Financial Group, Inc.**

REGISTERED REPRESENTATIVE AUTHORIZATION - Under penalties of perjury, I certify that: 1) The Social Security Number or Taxpayer Identification Number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and 2) I am not subject to backup withholding because (1) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Registered Representative's Signature: ______________________ ☐☐ - ☐☐ - ☐☐☐☐
Date (mm/dd/yyyy)

(IF REQUESTING VARIABLE ANNUITY APPOINTMENT PLEASE COMPLETE.)
I have reviewed the above application and I hereby recommend this agent's contract with Midland National.

Principal Broker/Dealer's Signature: ______________________ ☐☐ - ☐☐ - ☐☐☐☐
Date (mm/dd/yyyy)

Broker/Dealer Code
☐☐☐☐☐

FOR REGISTERED REPRESENTATIVE USE ONLY. NOT INTENDED FOR CONSUMER SOLICITATION PURPOSES.

Sammons Retirement Solutions is a member of Sammons Financial Group (SFG). SFG is comprised of Midland National Life Insurance Company, Sammons Annuity Group (a division of Midland National), Sammons Corporate Market Group (a division of Midland National), North American Company for Life and Health Insurance, Sammons Securities Company and Sammons Retirement Solutions.

The broker/dealer for Midland National's LiveWell Variable Annuity℠ is Sammons Financial Network, LLC.℠, member FINRA. Sammons Financial Network, LLC. is a registered broker/dealer under the Securities Exchange Act of 1934. Sammons Financial Network, LLC. is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National and Sammons Retirement Solutions.

15183R Page 2 of 2 PRT 12-11

A Stock Company
[Principal Office: 4350 Westown Parkway, West Des Moines, IA 50266 f (515) 440-5500
Customer Service Center: P.O. Box 758547, Topeka, KS 66675-8547f (866) 270-9564]

In this Contract, Midland National Life Insurance Company is referred to as “We”, “Us”, “Our”, or the “Company”. “You” and “Your” refer to the Owner.

We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals. Read it carefully. If You are not satisfied with it, You may return it to Us at the address shown on the Specifications Page or to Your agent within 10 days, or as required by state law, after You receive it. We will then void it as of the Issue Date and will refund the premium(s) paid to the general account, if any and for the separate account, We will refund the separate account value plus any amount deducted from the portion of the premium applied to the account.

This contract was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of the contract that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission standards for this product type as of the provision’s effective date.

THIS IS A LEGAL CONTRACT BETWEEN YOU AND US. READ IT CAREFULLY.

Individual Flexible Premium Deferred Variable Annuity Contract Annuity Payments Starting On Maturity Date Death Benefit Payable Before Maturity Date Non-Participating - Not Eligible For Dividends

DEATH BENEFIT AND ACCUMULATION VALUES WILL

REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

ICC11-AS135A

SECTION
RIGHT TO EXAMINE CONTRACT	CONTRACT FACE PAGE
DEFINITIONS	1
GENERAL PROVISIONS	2
Changes to the Contract	2.1
Beneficiary	2.2
Change of Beneficiary	2.3
Change in Maturity Date	2.4
Incontestability	2.5
Misstatement of Age or Sex	2.6
Periodic Reports	2.7
Non-participating	2.8
Claims of Creditors	2.9
Minimum Benefits	2.10
Payment of Premiums	2.11
Owner	2.12
Assignment	2.13
Postponement of Payments	2.14
YOUR INVESTMENT OPTIONS	3
The Separate Account	3.1
Initial Allocation	3.2
Allocations	3.3
Transfers Prior to Maturity Date	3.4
Account Investments	3.5
Change in Investment Policy	3.6
Change of Fund	3.7
ACCUMULATION VALUES	4
Separate Account Value	4.1
Accumulation Units	4.2
Accumulation Unit Value	4.3
Net Investment Factor	4.4
Charges Against the Investment Option	4.5
SURRENDERS	5
Surrender	5.1
Surrender Value	5.2
PARTIAL WITHDRAWALS	6
Partial Withdrawals	6.1
SYSTEMATIC WITHDRAWAL OPTION	7
DEATH BENEFIT	8
Death of the Owner Before the Maturity Date	8.1
Multiple Beneficiaries	8.2
Death of Annuitant Before the Maturity Date	8.3
Spousal Continuance	8.4
PAY-OUT PROVISIONS	9
Payment of Contract Proceeds	9.1
Frequency of Annuity Payments	9.2
Fixed Payment Options	9.3
Additional Payment Plans	9.4
Evidence of Age and Survival	9.5
SETTLEMENT OPTION TABLES	APPENDIX

ICC11-AS135A

SECTION 1: DEFINITIONS

The following are key words used in this Contract. They are important in describing both Your rights and Ours. When they are used, they are capitalized. As You read Your Contract, refer back to these definitions.

Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract. The Accumulation Value is equal to the sum of the amounts you have in the Investment Option(s) of the Separate Account.

Administration Fee: A fee based of the Contract Accumulation Value. The amount is shown on the Specifications Page.

Annuitant: The person(s) named in the application and shown on the Specifications Page. This is the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime. This person may or may not be the Owner.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner.

Business Day: A day when the New York Stock Exchange is open. A Business Day ends when the New York Stock Exchange closes. The Separate Account will be valued each Business Day.

Contingent Annuitant: The person designated by You who, upon Annuitant’s death prior to the Maturity Date, becomes the Annuitant. Non-natural Owners cannot name a Contingent Annuitant.

Contingent Beneficiary: The person(s) designated by You, to receive the death benefit if the named Primary Beneficiary dies before the death of the Owner. In the event more than one Primary Beneficiary is named, the Contingent Beneficiary will become the Beneficiary only if all named Primary Beneficiaries die before the Owner and only if the Contingent Beneficiary survives the Owner. If more than one Contingent Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by this Contract, unless You have given Us other Written Notice.

Contract: The entire Contract between You and Us consisting of the Contract, any attached application, and any Endorsements, Riders, and amendments.

Contract Anniversary: The same date in each year as the Issue Date.

Contract Quarter: A three-month period that starts on the same date as the Issue Date in each three-month period. If the date is not a calendar date, We look forward to the first day of the next calendar month. For example, assume a contract is issued on January 31st; the Contract Quarter will begin on the first day of each quarter (May 1, July 31, and October 31st).

Endorsement or Rider: A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

Funds: The investment companies, more commonly called mutual fund companies, which provide the investment vehicles for the Separate Account on the Issue Date or as later changed by Us.

Initial Premium: The dollar amount sent to Us by You to initially fund this annuity and issue this Contract. The Initial Premium is shown on the Specifications Page.

Investment Option(s): A division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the Funds.

Issue Age: Age of the Annuitant on the last birthday before the Issue Date.

ICC11-AS135A

Issue Date: The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries and Contract Quarters are measured. The Issue Date is shown on the Specifications Page.

Maintenance Fee: A fee charged by Us, if applicable. The amount is defined on the Specifications Page.

Maturity Date: The latest date on which annuity payments must begin. The Maturity Date is shown on the Specifications Page.

Minimum Accumulation Value: The Minimum Accumulation Value is shown on the Specifications Page.

Minimum Partial Withdrawal Amount: The minimum dollar amount that is allowed by Us to be withdrawn prior to surrender. The amount is shown on the Specifications Page.

Net Premium: The total premiums received less any reductions for partial withdrawals. Partial withdrawals will reduce the Net Premium by the same proportion that the partial withdrawal reduced the Accumulation Value.

Owner: The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract. If the Owner is a non-natural Owner, the death benefit is payable upon the death of the Annuitant.

Payee: The Owner is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.

Premium Tax: An amount that may be deducted from the Accumulation Value at surrender, annuitization or death.

Primary Beneficiary: The person(s), designated by You, who has the first right to receive the death benefit in the event of the death of the Owner, if the date of death is prior to the Maturity Date, provided such person survives the Owner. If more than one Primary Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by the Contract, unless You have given Us other Written Notice.

Proof of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to Us.

Separate Account: Our Separate Account C which receives and invests Your premiums under the Contract.

Surrender Value: The amount available at time of full surrender as set forth in Section 5.

Transaction Closing Time: We may impose closing times that are earlier than the closing time of the Valuation Period to process transfers.

Valuation Period: A period used in measuring the investment experience of each Investment Option within the Separate Account.

The valuation period is the time beginning at the close of regular trading on the New York Stock Exchange on the one Business Day and ending at the close of regular trading on the New York Stock Exchange on the next Business Day. Investment Options will have one Valuation Period during the regular trading day on the New York Stock Exchange.

Written Notice: A notice submitted in a written form satisfactory to Us. Written Notice must be signed by the Owner and received by Us at the address shown on the Specifications Page.

ICC11-AS135A

SECTION 2: GENERAL PROVISIONS

2.1	Changes to the Contract: No one has the right to change any part of this Contract or to waive
	any	of its provisions unless the change is approved in writing by one of Our officers. Only our
	President	or Secretary may modify this Contract.
	We	may change this Contract without Your consent to conform to state or federal laws or
	regulations	by attaching an Endorsement or Rider to this Contract.
2.2	Beneficiary: The Beneficiary is the person named as Beneficiary on the application or as later
	changed	by sending Us Written Notice, as explained in Section 2.3. A Beneficiary is revocable
	unless	otherwise stated in the Beneficiary designation. If no Primary Beneficiary is living at the
	time	of an Owner’s death, the death benefit is payable to the Contingent Beneficiary. If no
	Contingent	Beneficiary is living at the time of an Owner’s death, the death benefit will be paid to
	the	Owner or Owner’s estate.
	If	there are joint Owners, the surviving joint Owner, will be the designated Primary Beneficiary and
	any	other Beneficiary(ies) on record will be treated as Contingent Beneficiary(ies).
2.3	Change of Beneficiary: You may change a revocable Beneficiary. We must receive Written
	Notice	informing Us of the change. A change takes effect as of the date the Written Notice was
	signed,	unless otherwise specified by the owner. We will not be liable for any payment made
	before	We record the Written Notice.
	An	irrevocable Beneficiary cannot be changed without permission from the irrevocable Beneficiary.
	By	designating an irrevocable Beneficiary, You give up the right to change that Beneficiary.
2.4	Change in Maturity Date: At any time after Your first contract year, You may change the Maturity
	Date	by Written Notice. We must receive Your Written Notice requesting such change at least 30
	days	prior to the original Maturity Date.
2.5	Incontestability: We will not contest this Contract.
2.6	Misstatement of Age or Sex: If the age or sex of the Annuitant has been misstated, We will
	adjust	the amount of each annuity payment to whatever the premium payments would have
	purchased	at the correct age and sex of the Annuitant.
	Any	underpayments made by Us will be paid to the Payee. Any overpayments made by Us will be
	charged	against benefits falling due after adjustment. All underpayments and overpayments will
	include	interest at the rate required by the jurisdiction in which this Contract is delivered and will
	not	be less than 1% but not more than 6% per annum.
2.7	Periodic Reports: At least once each year, We will send You a report containing current
	information	as of a date not more than four months prior to the date of the mailing, as required by
	Interstate	Insurance Product Regulation Commission. Additional reports are available upon
	request	from the Owner at no charge. The report will contain following information:
	1)	The beginning and end dates of the current report period;
	2)	The Investment Option account value, if any, at the beginning of the current report period and at the end of the current report period;
	3)	The amounts that have credited or debited to the Investment Option account value during the current report period; and
	4)	The cash surrender value, if any, at the end of the current report period.
ICC11-AS135A

2.8	Non-participating: This Contract does not participate in the surplus or profits of the Company and
	the	Company does not pay any dividends on it.
2.9	Claims of Creditors: To the extent permitted by law, no benefits payable under this Contract to a
	Beneficiary	or Payee are subject to the claims of creditors.
2.10	Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract
	will	not be less than the minimum required by Section 7B of the NAIC Model Variable Annuity
	Regulation,	model #250 at the time of issue, in which this Contract is delivered.
2.11	Payment of Premiums: The Initial Premium is due on the Issue Date. You may make additional
	premium	payments in any amount and frequency, subject to the limits shown on the Specifications
Page.
2.12	Owner: This Contract belongs to You and You are entitled to exercise the rights of the Contract.
	There	may be joint Owners; however, if there is more than one Owner, both Owners must be
	designated	as each other’s beneficiaries and both must agree to any change or the exercise of
	any	rights under this Contract.
	We	require the Owner of the Contract to have an insurable interest in the Annuitant. An insurable
	interest	does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of
	the	Annuitant’s death.
	You	have all rights granted by this Contract, including the right to change Owners and
	Beneficiaries	prior to the Maturity Date, subject to the rights of:
	1)	Any assignee of record with Us;
	2)	Any irrevocable Beneficiary; and
	3)	Any restricted Ownership.
	You	must give Us Written Notice informing Us of Your request to change the Owner of this
	Contract.	We reserve the right to refuse Your request for a change of Owner in a
	nondiscriminatory	manner as required for purposes of satisfying applicable laws or regulations.
	When	Your Written Notice is received, Your request for change of Owner will take effect as of the
	date	signed unless otherwise specified by the owner. We are not liable for any payments made by
	Us	before the date of Our recorded approval.
2.13	Assignment: You must give Us Written Notice informing Us of Your request to assign this
	Contract.	We reserve the right to refuse Your request for a change of Owner in a nondiscriminatory
	manner	as required for purposes of satisfying applicable law or regulations. Upon receipt and
	acceptance	by Us, a change takes effect as of the date the Written Notice was signed, unless
	otherwise	specified by the owner. We will not be responsible for the validity of any assignment.
	We	will not be liable for any payments We make prior to the date of Our recorded approval.
2.14	Postponement of Payments: Payments from the Separate Account may be postponed if:
	1)	The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission (“SEC”) or
	2)	The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.
ICC11-AS135A

SECTION 3: YOUR INVESTMENT FEATURES

3.1

The Separate Account: The Separate Account is Our Separate Account C, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of Iowa. We own the assets of the account; We established the account to support variable annuity Contracts. The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.

3.2	Initial Allocation: The Initial Premium will be allocated to the selected Investment Option(s) of the Separate Account on the Issue Date.
3.3

Allocations: The Separate Account has several Investment Options and these are shown on the Specifications Page. You determine, using dollar amounts or percentages, how premiums will be allocated to the Investment Option(s). You may choose to allocate nothing to a particular Investment Option.

We reserve the right to limit the number of Investment Options in which You have premiums invested.

You may change the allocation for subsequent premiums at any time while the Contract is in force. To do so, You must send Us Written Notice or contact us by telephone, if telephone authorization is provided by You. The change will take effect on the date We receive notice.

3.4

Transfers Prior to Maturity Date: You may request to transfer amounts from one Investment Option to another in writing, or by any other means We, at Our sole discretion, deem to be acceptable. The minimum amount You may transfer is shown on the Specifications Page. This minimum does not need to come from any one Investment Option or be transferred to any one Investment Option. The minimum applies to the net amounts being transferred at Your request.

You may request an unlimited number of transfers subject to the restrictions noted below; however We reserve the right to charge a Transfer Fee, as shown on the Specifications Page.
We reserve the right to restrict or reject any trading activity that We determine would be a violation
of	Our excessive/frequent trading policy designed to help prevent market timing.
We	reserve the right to honor instructions We receive from the fund managers of any Investment
Option	to restrict, delay or reverse a Contract Owner’s transfer request that they have deemed to
be	a violation of their excessive/frequent trading policy.
We	reserve the right to delay or reject a transaction at any time that We are unable to purchase or
redeem	shares of any Investment Option available under this contract due to trading restrictions
placed	on the Investment Option by the fund managers.
You	will be notified in writing if restrictions are placed on Your ability to transfer among the
available	Investment Options.
Transfers	will be processed as of the Valuation Period that We receive Written Notice prior to the
Transaction	Closing Time. After deducting the amount of the transfer, the amount remaining in
any	Investment Option must be equal to or greater than zero.

ICC11-AS135A

3.5

Account Investments: We use the assets of Our Separate Account to buy shares in the Funds. Each Investment Option is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Option. This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under Contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

3.6

Change in Investment Policy: A portfolio of the Funds may make a material change in its investment policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in that Investment Option to another Investment Option of Our Separate Account. The process for changing the investment policy of the Separate Account will be approved by Iowa, our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Contract is delivered.

3.7

Change of Fund: A portfolio might, in Our judgment, become unsuitable for investment by an Investment Option. This may happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the supplemental application. However, We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

SECTION 4: ACCUMULATION VALUES

4.1	Separate Account Value: The amount You have in Our Separate Account at any time will be the
	sum	of the values in each Investment Option. The value in each Investment Option is equal to (a)
	multiplied	by (b) where:
	a)	is the accumulation unit value as of the end of the Valuation Period for which the value in the Investment Option is determined
	b)	is the number of accumulation units in the Investment Option
	We	guarantee that adverse mortality and expense experience will not affect the amount You have
	in	Our Separate Account.
4.2	Accumulation Units: We will credit amounts to or deduct amounts from the Investment Option(s)
	in	the Separate Account in the form of accumulation units prior to the Maturity Date. Credits are
	premiums	and transfers into an Investment Option. Deductions are Maintenance Fees, Transfer
	Fees,	transfers out of an Investment Option, partial withdrawals, full surrender and death benefits
	paid.	The number of accumulation units to be credited or deducted from any Investment Option
	will	be determined by dividing the amount to be credited or deducted from the Investment Option
	by	the accumulation unit value of the Investment Option. Accumulation units will be credited or
	deducted	using the accumulation unit value for the Valuation Period during which the transaction occurs.
4.3	Accumulation Unit Value: The initial accumulation unit value of each Investment Option is set at
	$10.00.	The accumulation unit value for each subsequent Valuation Period is then determined at
	the	end of the Valuation Period and will be equal to the net investment factor for that period
	multiplied	by the accumulation unit value for the immediately preceding Valuation Period. The
	accumulation	unit value applies to each Valuation Period. The accumulation unit value may
	increase	or decrease from one Valuation Period to the next.

ICC11-AS135A

4.4	Net Investment Factor: The net investment factor is an index used to measure the investment
	performance	of an Investment Option from one Valuation Period to the next. The net investment
	factor	can be greater or less than one; therefore, the accumulation unit value may increase or decrease.
	The	net investment factor for each Investment Option for a Valuation Period is determined by
	taking	a) divided by b) minus c) minus d) where:
	a)	Is the total of:
		1)	the net asset value per share at the end of the current valuation period; plus
		2)	any dividend or capital gains per share reinvested during the current Valuation Period; plus
		3)	total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.
	b)	Is the total of:
		1)	the net asset value per share at the end of the preceding Valuation Period; plus
		2)	total accrued, but not yet reinvested, capital gains per share as of the preceding Valuation Period.
	c)	Is the Mortality and Expense Charge for each day in the current Valuation Period
	d)	Is the administration fee for each day in the current Valuation Period
4.5	Charges Against the Investment Option: In determining the accumulation unit value, We deduct
	the	Mortality and Expense Charge and Administration Fee, as shown on the Specifications Page,
	from	the assets of each Investment Option.
	The	earnings of the Separate Account are taxed as part of Our operations. At the present time,
	We	do not expect to incur taxes on earnings of any Investment Option to the extent that earnings
	are	credited under this Contract. If We incur additional taxes due to the operation of the Separate
	Account,	We may make charges for such taxes against the Investment Option(s).

SECTION 5: SURRENDERS

5.1	Surrender: You may surrender this Contract for its Surrender Value at any time prior to the
	Maturity	Date. The Surrender Value will be processed as of the Valuation Period that We receive
	Written	Notice prior to the Transaction Closing Time.
	We	will pay the Surrender Value within seven days after We receive Written Notice. We may defer
	payment	for a longer period as described in Section 2.14 of this Contract.
	Surrender	Value: The Surrender Value is equal to:
	1)	The Accumulation Value; less
	2)	The Maintenance Fee, if any; less
	3)	Any applicable Premium Tax.
ICC11-AS135A

SECTION 6: PARTIAL WITHDRAWALS

6.1

Partial Withdrawals: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Withdrawal Amount shown on the Specifications Page. A partial withdrawal may not bring the Accumulation Value below the Minimum Accumulation Value shown on the Specifications Page.

We will generally pay the partial withdrawal amount within seven days after We receive a properly completed partial withdrawal request in good order. We may defer payment for a longer period described in Section 2.14 of this Contract.

Unless You specify otherwise, Your partial withdrawal will be deducted from each Investment Options in the same proportion as each Investment Option bears to Your Accumulation Value. This allocation is subject to minimum amount requirements. Partial withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

SECTION 7: SYSTEMATIC WITHDRAWAL OPTION

You may elect a systematic withdrawal option if all of the following requirements are satisfied as of the date we receive your request:

1)	The Owner is living,
2)	The Contract has not reached the Maturity Date, and
3)	Your right to examine the Contract has expired.

All systematic withdrawals are considered partial withdrawals and will be deducted from each Investment Option in the same proportion as each Investment Option bears to Your Accumulation Value. Withdrawals may be made monthly, quarterly, semi-annually or annually. However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100. Systematic withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time. You may discontinue systematic withdrawals at any time.

The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the Investment Option(s) in which Your Accumulation Value resides. If Your Accumulation Value declines, systematic withdrawals may no longer be supported.

SECTION 8: DEATH BENEFIT

8.1	Death of the Owner Before the Maturity Date: If the Owner dies prior to the Maturity Date We
	will	pay a death benefit upon receipt of a complete death benefit claim. A complete death benefit
	claim	includes all of the following in good order:
	1)	Proof of Death;
	2)	An election of how the death benefit is to be paid; and
	3)	Any other documentation that We require.
	Notification	of Death: At the time of notification of death and upon the receipt of documentation
	of	death, the beneficiary(ies) will have the following options:

ICC11-AS135A

1)	Money Market Option: notify Us to allocate the Accumulation Value into the Money Market or other fund as designated by Us. All beneficiaries must authorize the allocation to Money Market.
2)	Existing Allocation(s) Option: Unless We receive written notification to move the Accumulation Value to the Money Market we will leave the Accumulation Value in the current Investment Options.

Death Benefit Calculation: The death benefit will be calculated as of the Valuation Period that We receive a complete death benefit claim from the first beneficiary of record prior to the Transaction Closing Time.

The amount of the death benefit will be calculated based on the greater of Net Premium or the Accumulation Value of the Contract.

The death benefit amount will be increased by interest at the rate required by the jurisdiction in which this Contract is delivered from the date we receive all required documents until payment is made, less any applicable Premium Tax.

If the Owner dies before the entire interest in the Contract has been distributed, and the surviving spouse is not the sole Beneficiary, any remaining balance will:

1)	Be distributed to the appropriate Beneficiary within 5 years from the death of the Owner.
2)	Be distributed over the life of the Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary, and
3)	Such distributions must begin no later than one year after the date of death or a later date as prescribed by Internal Revenue Service regulations.

Each beneficiary may elect one of the following death benefit options:

1)	Paid in a single sum; or
2)	Elect a payment plan, as described in Section 9 of this contract.

After payment of all of the death benefit, the Contract is terminated.

8.2

Multiple Beneficiaries: If there are multiple beneficiaries, each beneficiary will receive their proportional share of the death benefit amount as of the date we receive an election of how their portion of the death benefit is to be paid.

8.3

Death of Annuitant Before the Maturity Date: If the Contract is owned by a natural person and the Annuitant dies before the Maturity Date, the Contingent Annuitant becomes the Annuitant. You will be the Contingent Annuitant unless You name someone else. The Annuitant must be a natural person. If the Annuitant dies and no Contingent Annuitant has been named, we will allow You 60 days to designate someone other than You as the Annuitant.

If the Contract is owned by a non-natural Owner, the death benefit is payable upon the death of the Annuitant.
8.4	Spousal Continuance: If the Owner dies, and the sole Beneficiary is the deceased Owner’s spouse, the Beneficiary may elect to continue this Contract as the new Owner.

Payments under this Section are in full settlement of all liability under this Contract.

ICC11-AS135A

SECTION 9: PAY-OUT PROVISIONS

9.1

Payment of Contract Proceeds: On the Maturity Date, We will pay the Accumulation Value less Premium Tax, if any, of this Contract to the Owner if living. You may elect to have the value paid under one of the payment plans described below. The election of a payment plan must be made in writing at least 30 days prior to the Maturity Date. If no election is made, the automatic payment plan of a life annuity with 10 year certain period under Option 2 (monthly income for a minimum of 120 months and as long thereafter as the Annuitant lives) will be applied.

If the Accumulation Value, less Premium Tax (if any), on the Maturity Date is less than $2,000, the annual payment is less than $20, or the Payee is a corporation, partnership, association, trustee or assignee, We reserve the right to pay the full value to the Owner in a lump sum cash payment.

Annuity payments will not be less than those that would be provided by the application of the cash surrender value to purchase a single premium immediate annuity contract at purchase rates offered by the company at the time of the same class of annuitants.

9.2

Frequency of Annuity Payments: Annuity payments will be made monthly, unless a different mode of payment is elected. If monthly payments would be less than $50, We reserve the right to change the payment frequency, so that payments are at least $50.

9.3

Fixed Payment Options: Payments and earnings under the fixed payment options are not affected by the investment experience of any Investment Option. Interest credited on all fixed payment options will never be less than 1.0%.

Option 1 - Income for Specified Period:
We will pay an income for a specific number of years in equal installments. We guarantee these payments to be at least those shown in Table 1.
Installments shown are for each $1,000 of value applied based on a minimum interest of 1.0% per annum.
At Our sole discretion, excess interest may be paid or credited from time to time in addition to the
payments	guaranteed under Option 1.
Option	2 - Life Annuity:
Life	Only: We will pay equal monthly payments during the lifetime of the Annuitant. Upon the
death	of the Annuitant, payments will cease.
With	Certain Period: We will pay equal monthly payments for a selected number of guaranteed
payments,	and then for as long as the Payee is living thereafter.
We	guarantee these payments to be at least those shown in Table 2.
Installments	shown are for each $1,000 of value applied, based on Annuity 2000 Tables and a
minimum	interest of 1.0% per annum.

ICC11-AS135A

Option 3 - Income for a Specified Amount:

We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years, and must be exhausted at the end of 20 years. Payments will begin on the Maturity Date and will continue until the principal and interest, at the rate of 1.0% compounded per annum, are exhausted.

Option 4 - Joint and Survivor Income:

We will pay monthly payments during the lifetime of the Annuitant and the named Beneficiary. We determine the payment by the sex and age of each person from Table 3. The Annuitant must be at least 50 years old, and the Beneficiary/Payee must be at least 45 years old, at the time of the first monthly payment. We will furnish values for age or sex combinations not shown in the table on request.

Installments shown are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.0% per annum.
9.4

Additional Payment Plans: If, at the time You elect a payment plan, We offer payment plans in addition to those listed, You may elect to have annuity payments made under any payment plan offered by Us.

9.5

Evidence of Age and Survival: Income under Options 2 and 4 of the fixed payment plans is based on the age of the Annuitant. We require proof of age. We reserve the right to require proof of survival under these options.

ICC11-AS135A

APPENDIX

TABLE 1

INCOME FOR SPECIFIED PERIOD FACTORS

Payments shown are for each $1,000 of net proceeds applied. Interest is 1.00%, and is subject to change as described in the Pay-Out Provisions Section.

Specified Period not to exceed 20 years. Payment will begin upon election.

ANNUAL	ANNUAL	SEMI-ANNUAL	QUARTERLY	MONTHLY
YEARS
1	[N/A	[N/A	[N/A	[N/A
2	N/A	N/A	N/A	N/A
3	N/A	N/A	N/A	N/A
4	N/A	N/A	N/A	N/A
5	203.99	102.25	51.19	17.07
6	170.83	85.63	42.86	14.30
7	147.15	73.76	36.92	12.31
8	129.39	64.85	32.46	10.83
9	115.58	57.93	29.00	9.67
10	104.53	52.39	26.23	8.75
11	95.49	47.86	23.96	7.99
12	87.96	44.09	22.07	7.36
13	81.59	40.90	20.47	6.83
14	76.13	38.16	19.10	6.37
15	71.40	35.79	17.91	5.97
16	67.27	33.71	16.88	5.63
17	63.62	31.89	15.96	5.32
18	60.37	30.26	15.15	5.05
19	57.47	28.80	14.42	4.81
20	54.86	27.50	13.76	4.59

*Each monthly payment for the number of years elected, not to exceed 20 years. Payments will begin on the Maturity Date.

ICC11-AS135A

TABLE 2

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.00% interest.

				Unisex
Age of	Life Only Life with		Life with		Age of		Life Only	Life with		Life with
Payee		10 Year 20 Year			Payee			10	Year	20	Year
		Certain	Certain					Certain		Certain
25	1.83	1.83	1.83			63	3.85	3.79		3.56
26	1.86	1.86	1.85			64	3.97	3.91		3.64
27	1.88	1.88	1.88			65	4.11	4.03		3.72
28	1.90	1.90	1.90			66	4.25	4.16		3.80
29	1.93	1.93	1.92			67	4.40	4.29		3.87
30	1.95	1.95	1.95			68	4.56	4.44		3.95
31	1.98	1.98	1.97			69	4.74	4.59		4.02
32	2.01	2.01	2.00			70	4.93	4.75		4.09
33	2.03	2.03	2.03			71	5.13	4.92		4.16
34	2.06	2.06	2.06			72	5.35	5.09		4.22
35	2.09	2.09	2.09			73	5.59	5.27		4.27
36	2.13	2.12	2.12			74	5.84	5.46		4.32
37	2.16	2.16	2.15			75	6.12	5.66		4.37
38	2.19	2.19	2.18			76	6.42	5.86		4.41
39	2.23	2.23	2.22			77	6.74	6.07		4.44
40	2.27	2.26	2.25			78	7.09	6.28		4.47
41	2.30	2.30	2.29			79	7.47	6.49		4.50
42	2.35	2.34	2.33			80	7.88	6.69		4.52
43	2.39	2.38	2.37			81	8.32	6.90		4.54
44	2.43	2.43	2.41			82	8.81	7.10		4.55
45	2.48	2.47	2.45			83	9.33	7.29		4.56
46	2.53	2.52	2.50			84	9.90	7.46		4.57
47	2.58	2.57	2.55			85	10.51	7.63		4.57
48	2.63	2.62	2.59			86	11.17	7.78		4.58
49	2.68	2.68	2.64			87	11.87	7.92		4.58
50	2.74	2.73	2.70			88	12.63	8.05		4.59
51	2.80	2.79	2.75			89	13.43	8.16		4.59
52	2.87	2.85	2.81			90	14.27	8.26		4.59
53	2.93	2.92	2.87			91	15.15	8.35		4.59
54	3.00	2.99	2.93			92	16.07	8.42		4.59
55	3.08	3.06	2.99			93	17.03	8.49		4.59
56	3.16	3.14	3.05			94	18.03	8.55		4.59
57	3.24	3.22	3.12			95	19.08	8.60		4.59
58	3.33	3.30	3.19			96	20.20	8.64		4.59
59	3.42	3.39	3.26			97	21.39	8.67		4.59
60	3.52	3.48	3.33			98	22.72	8.70		4.59
61	3.62	3.58	3.41			99	24.20	8.72		4.59
62	3.73	3.68	3.48			100	25.91	8.73		4.59

ICC11-AS135A

TABLE 2 (continued)

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.00% interest.

Female

Age of		Life Only Life with		Life with	Age of		Life Only	Life with		Life with
Payee			10 Year 20 Year		Payee			10	Year	20	Year
			Certain	Certain				Certain		Certain
	25	1.83	1.83	1.83		63	3.85	3.79		3.56
	26	1.86	1.86	1.85		64	3.97	3.91		3.64
	27	1.88	1.88	1.88		65	4.11	4.03		3.72
	28	1.90	1.90	1.90		66	4.25	4.16		3.80
	29	1.93	1.93	1.92		67	4.40	4.29		3.87
	30	1.95	1.95	1.95		68	4.56	4.44		3.95
	31	1.98	1.98	1.97		69	4.74	4.59		4.02
	32	2.01	2.01	2.00		70	4.93	4.75		4.09
	33	2.03	2.03	2.03		71	5.13	4.92		4.16
	34	2.06	2.06	2.06		72	5.35	5.09		4.22
	35	2.09	2.09	2.09		73	5.59	5.27		4.27
	36	2.13	2.12	2.12		74	5.84	5.46		4.32
	37	2.16	2.16	2.15		75	6.12	5.66		4.37
	38	2.19	2.19	2.18		76	6.42	5.86		4.41
	39	2.23	2.23	2.22		77	6.74	6.07		4.44
	40	2.27	2.26	2.25		78	7.09	6.28		4.47
	41	2.30	2.30	2.29		79	7.47	6.49		4.50
	42	2.35	2.34	2.33		80	7.88	6.69		4.52
	43	2.39	2.38	2.37		81	8.32	6.90		4.54
	44	2.43	2.43	2.41		82	8.81	7.10		4.55
	45	2.48	2.47	2.45		83	9.33	7.29		4.56
	46	2.53	2.52	2.50		84	9.90	7.46		4.57
	47	2.58	2.57	2.55		85	10.51	7.63		4.57
	48	2.63	2.62	2.59		86	11.17	7.78		4.58
	49	2.68	2.68	2.64		87	11.87	7.92		4.58
	50	2.74	2.73	2.70		88	12.63	8.05		4.59
	51	2.80	2.79	2.75		89	13.43	8.16		4.59
	52	2.87	2.85	2.81		90	14.27	8.26		4.59
	53	2.93	2.92	2.87		91	15.15	8.35		4.59
	54	3.00	2.99	2.93		92	16.07	8.42		4.59
	55	3.08	3.06	2.99		93	17.03	8.49		4.59
	56	3.16	3.14	3.05		94	18.03	8.55		4.59
	57	3.24	3.22	3.12		95	19.08	8.60		4.59
	58	3.33	3.30	3.19		96	20.20	8.64		4.59
	59	3.42	3.39	3.26		97	21.39	8.67		4.59
	60	3.52	3.48	3.33		98	22.72	8.70		4.59
	61	3.62	3.58	3.41		99	24.20	8.72		4.59
	62	3.73	3.68	3.48		100	25.91	8.73		4.59

ICC11-AS135A

TABLE 2 (continued)

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below. Amount of each monthly payment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 1.00% interest.

				Male

Age of	Life Only Life with		Life with		Age of		Life Only	Life with		Life with
Payee		10 Year 20 Year			Payee			10	Year	20	Year
		Certain	Certain					Certain		Certain
25	1.93	1.93	1.92			63	4.27	4.17		3.76
26	1.95	1.95	1.95			64	4.42	4.30		3.83
27	1.98	1.98	1.97			65	4.58	4.43		3.90
28	2.01	2.00	2.00			66	4.75	4.57		3.97
29	2.03	2.03	2.03			67	4.93	4.72		4.03
30	2.06	2.06	2.05			68	5.12	4.87		4.09
31	2.09	2.09	2.08			69	5.32	5.03		4.15
32	2.12	2.12	2.11			70	5.54	5.19		4.21
33	2.16	2.15	2.15			71	5.77	5.36		4.26
34	2.19	2.19	2.18			72	6.02	5.54		4.31
35	2.22	2.22	2.21			73	6.28	5.71		4.35
36	2.26	2.26	2.25			74	6.57	5.89		4.39
37	2.30	2.30	2.28			75	6.87	6.08		4.42
38	2.34	2.34	2.32			76	7.19	6.26		4.45
39	2.38	2.38	2.36			77	7.54	6.44		4.48
40	2.42	2.42	2.40			78	7.90	6.63		4.50
41	2.47	2.46	2.44			79	8.30	6.81		4.52
42	2.52	2.51	2.48			80	8.72	6.99		4.54
43	2.57	2.56	2.53			81	9.18	7.16		4.55
44	2.62	2.61	2.58			82	9.66	7.33		4.56
45	2.67	2.66	2.62			83	10.18	7.48		4.57
46	2.73	2.72	2.67			84	10.73	7.63		4.57
47	2.79	2.77	2.72			85	11.32	7.77		4.58
48	2.85	2.83	2.78			86	11.95	7.90		4.58
49	2.91	2.90	2.83			87	12.62	8.02		4.58
50	2.98	2.96	2.89			88	13.33	8.13		4.59
51	3.05	3.03	2.95			89	14.08	8.23		4.59
52	3.12	3.10	3.01			90	14.89	8.32		4.59
53	3.20	3.18	3.07			91	15.74	8.40		4.59
54	3.28	3.25	3.13			92	16.64	8.47		4.59
55	3.37	3.34	3.20			93	17.60	8.53		4.59
56	3.46	3.42	3.27			94	18.63	8.58		4.59
57	3.56	3.51	3.33			95	19.73	8.62		4.59
58	3.66	3.61	3.40			96	20.92	8.66		4.59
59	3.77	3.71	3.47			97	22.23	8.69		4.59
60	3.88	3.81	3.55			98	23.68	8.71		4.59
61	4.00	3.93	3.62			99	25.32	8.73		4.59
62	4.13	4.04	3.69			100	27.20	8.74		4.59

ICC11-AS135A

TABLE 3

JOINT AND SURVIVOR INCOME FACTORS

We will furnish values for age combinations not shown in the table on request. They will be calculated on the same basis as those in this table.

Female Age			Male Age
	45	50	55	60	65	70
45	2.25	2.32	2.37	2.41	2.44	2.45
50	2.36	2.46	2.55	2.62	2.66	2.69
55	2.45	2.60	2.73	2.84	2.93	2.98
60	2.52	2.71	2.90	3.07	3.22	3.33
65	2.57	2.80	3.04	3.29	3.53	3.72
70	2.61	2.87	3.16	3.48	3.82	4.14

Payments shown are monthly and are for each $1,000 of net proceeds applied. Based on [Annuity 2000 Tables], and [1.00%] interest.

Payment will begin upon election.

ICC11-AS135A

Individual Flexible Premium Deferred Variable Annuity Contract Annuity Payments Starting On Maturity Date Death Benefit Payable Before Maturity Date Non-Participating - Not Eligible For Dividends

ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

ICC11-AS135A

MNL LiveWell® Variable Annuity
Variable Annuity Application

MIDLAND NATIONAL Life Insurance Company

Mail to: Midland National Life Insurance Company
Customer Service Center
P.O. Box 758547, Topeka, KS 66675-8547
Overnight to: 200 SW 6th Ave., Topeka, KS 66603-3704

Sammons Retirement Solutions
Customer Care: 866-747-3421
Fax: 866-511-7038

TYPE OF OWNERSHIP

☐ Individual ☐ Custodian ☐ UTMA/UGMA ☐ Trust* ☐ Other* |________________|

* If the Owner is a Trust or other entity you must complete and submit the Certificate of Entity form with this application.

PRIMARY OWNER

First Name ____ MI ____ Last Name ____ Birth Date (mm/dd/yyyy) __-__-____

Trust Name (IF APPLICABLE) ____ Trust Date (mm/dd/yyyy) __-__-____

Street Address ____ Apartment/Suite Number ____

City ____ State ____ Zip ____ Phone ___-___-____

Mailing Address (IF DIFFERENT THAN STREET ADDRESS) ____ Apartment/Suite Number ____

City ____ State ____ Zip ____

SSN/Tax/Employee Number ___-__-____

☐ U.S. Citizen ☐ Resident Alien/Citizen of: ______________________

Gender: ☐ Male ☐ Female E-mail address: ____

JOINT OWNER (IF APPLICABLE)

Relationship to Owner: ☐ Spouse ☐ Other __________

First Name ____ MI ____ Last Name ____ Birth Date (mm/dd/yyyy) __-__-____

Street Address ____ Apartment/Suite Number ____

City ____ State ____ Zip ____ Phone ___-___-____

Mailing Address (IF DIFFERENT THAN STREET ADDRESS) ____ Apartment/Suite Number ____

City ____ State ____ Zip ____

SSN/Tax/Employee Number ___-__-____

☐ U.S. Citizen ☐ Resident Alien/Citizen of: ______________________

Gender: ☐ Male ☐ Female E-mail address: ____

15137V Page 1 of 8 PRT 08-11

ANNUITANT

☐ Same As Owner

First Name | MI | Last Name | Birth Date (mm/dd/yyyy) __ - __ - ____

Mailing Address (IF DIFFERENT THAN STREET ADDRESS) | Apartment/Suite Number

City | State | Zip

SSN/Tax/Employee Number ___ - __ - ____

☐ U.S. Citizen ☐ Resident Alien/Citizen of: ____________________

Gender: ☐ Male ☐ Female E-mail address:

BENEFICIARY INFORMATION

Do not complete the primary beneficiary section if you have joint owners. In the event of the death of the joint owner, the surviving joint owner automatically becomes the primary beneficiary and any other beneficiaries on record will be treated as contingent beneficiaries.

☐ Primary Beneficiary Relationship: ☐ Spouse ☐ Other ____________ Percentage __ (%)

First Name | MI | Last Name | SSN/Tax/Employee Number ___ - __ - ____

Street Address | Apartment/Suite Number

City | State | Zip | Phone ___ - ___ - ____

☐ Primary Beneficiary ☐ Contingent Beneficiary Relationship: ☐ Spouse ☐ Other ____________ Percentage __ (%)

First Name | MI | Last Name | SSN/Tax/Employee Number ___ - __ - ____

☐ Primary Beneficiary ☐ Contingent Beneficiary Relationship: ☐ Spouse ☐ Other ____________ Percentage __ (%)

First Name | MI | Last Name | SSN/Tax/Employee Number ___ - __ - ____

☐ Primary Beneficiary ☐ Contingent Beneficiary Relationship: ☐ Spouse ☐ Other ____________ Percentage __ (%)

First Name | MI | Last Name | SSN/Tax/Employee Number ___ - __ - ____

If additional beneficiaries need to be designated, please provide additional information in the Notes/Additional Information section.

TAX STATUS / ANNUITY TYPE

Make all checks payable to Midland National Life Insurance Company, P.O. BOX 758546, Topeka, KS 66675-8546.

NON-QUALIFIED

☐ Non-Qualified ☐ 1035 Exchange

QUALIFIED

☐ IRA ☐ Roth IRA ☐ Roth Conversion ☐ SEP IRA ☐ Stretch/Inherited IRA

Contribution year and amount: Year __________ Amount $ __________ / Year __________ Amount $ __________

Roth IRA: If transfer, provide original conversion/establishment date and amount: ______________________________

15137V Page 2 of 8 PRT 08-11

REPLACEMENT

Do you have any existing life insurance or annuity contracts? ☐ Yes ☐ No

Will this annuity replace any existing life insurance or annuity? ☐ Yes ☐ No

Company Name: ______________________________ Contract Number: ______________________________

Your registered representative/agent is required to leave with you the original or a copy of all written or printed sales material used in the sale of this product. Please retain all such copies for future reference.

PURCHASE PAYMENTS

☐ INITIAL INVESTMENT - Make all checks payable to Midland National Life Insurance Company.

Initial Premium: $ _______________

Estimated amount of 1035/Transfer: $_______________

DOLLAR COST AVERAGING

If you plan to elect Dollar Cost Averaging, please use the Dollar Cost Averaging form (15175V) included with sales materials.

AUTOMATIC PORTFOLIO REBALANCING (OPTIONAL - MAY NOT BE USED WITH DOLLAR COST AVERAGING)

Accumulation Value will rebalance to the portfolios selected in the Investment Options section below. Automatic Portfolio Rebalancing will occur on the contract anniversary of the month according to the elected frequency. If a frequency is not selected, the default is quarterly. Please consult your prospectus for details regarding this feature as well as restrictions, minimum or maximum limitations, fees and other applicable information. Automatic Portfolio Rebalancing cannot be elected if you participate in Dollar Cost Averaging. Any subsequent reallocation, add-on or partial withdrawal you direct, other than on a pro rata basis, will terminate this program.

I hereby elect Automatic Portfolio Rebalancing: ☐

Indicate Frequency: ☐ Quarterly ☐ Semi-Annually ☐ Annually

INVESTMENT ELECTIONS

INVESTMENT OPTIONS	(A) INITIAL INVESTMENT	INVESTMENT OPTIONS	(A) INITIAL INVESTMENT
Alger Capital Appreciation S	_____ %	Eaton Vance VT Floating-Rate Income	_____ %
BlackRock Basic Value V.I. 3	_____ %	Eaton Vance VT Large-Cap Value	_____ %
BlackRock Capital Appreciation V.I. 3	_____ %	Fidelity VIP Contrafund Service 2	_____ %
BlackRock Equity Dividend V.I. III	_____ %	Fidelity VIP Emerging Mkts Svc 2	_____ %
BlackRock Global Allocation V.I. III	_____ %	Fidelity VIP High Income Service 2	_____ %
BlackRock Large Cap Core V.I. 3	_____ %	Fidelity VIP Mid Cap Service 2	_____ %
BlackRock Large Cap Growth V.I. 3	_____ %	Fidelity VIP Money Market Service 2	_____ %
Calvert VP SRI Equity	_____ %	Fidelity VIP Overseas Service 2	_____ %
Calvert VP SRI Mid Cap Growth	_____ %	Fidelity VIP Real Estate Service 2	_____ %
DWS Alternative Asset Allc Plus VIP B	_____ %	Fidelity VIP Strategic Income Service 2	_____ %
DWS Dreman Small Mid Cap Value VIP B	_____ %	Fidelity VIP Value Strategies Service 2	_____ %
DWS Global Small Cap Growth VIP B	_____ %	Franklin Mutual Shares Securities Cl4	_____ %
DWS Large Cap Value VIP B	_____ %	Franklin Rising Dividends Securities Cl4	_____ %

15137V Page 3 of 8 PRT 08-11

INVESTMENT ELECTIONS *(CONTINUED)*

INVESTMENT OPTIONS	(A) INITIAL INVESTMENT	INVESTMENT OPTIONS	(A) INITIAL INVESTMENT
Ivy Funds VIP Asset Strategy	_____ %	Pioneer Bond VCT II	_____ %
Ivy Funds VIP Dividend Opportunities	_____ %	Pioneer Equity Income VCT II	_____ %
Ivy Funds VIP Energy	_____ %	Pioneer High Yield VCT II	_____ %
Ivy Funds VIP Global Natural Resources	_____ %	Pioneer Strategic Income VCT II	_____ %
Ivy Funds VIP Growth	_____ %	Pioneer VCT II	_____ %
Ivy Funds VIP International Core Equity	_____ %	Prudential Series Jenn 20/20 Focus II	_____ %
Ivy Funds VIP International Growth	_____ %	Prudential SP Prudential US Emerg Gr II	_____ %
Ivy Funds VIP Mid Cap Growth	_____ %	Prudential Series Natural Resources II	_____ %
Ivy Funds VIP Science and Technology	_____ %	Royce Capital Micro-Cap SVC	_____ %
Ivy Funds VIP Small Cap Growth	_____ %	Royce Capital Small-Cap SVC	_____ %
Ivy Funds VIP Small Cap Value	_____ %	Rydex|SGI Var S&P 500 Pure Gr	_____ %
Janus Aspen Balanced Svc	_____ %	Rydex|SGI Var S&P MidCap 400 Pure Gr	_____ %
Janus Aspen Flexible Bond Svc	_____ %	Rydex|SGI Var U.S. Long Short Momentum	_____ %
Janus Aspen Global Technology Svc	_____ %	Rydex|SGI Var DWA Sector Rotation	_____ %
Janus Aspen Janus Svc	_____ %	Rydex|SGI Var Managed Futures Strategies	_____ %
Janus Aspen Overseas Svc	_____ %	Rydex|SGI Var Multi-Hedge Strategies	_____ %
Janus Aspen Perkins Mid Cap Value Svc	_____ %	Rydex|SGI Var Inverse Gov't Long Board Strategies	_____ %
Janus Aspen Worldwide Svc	_____ %	Rydex|SGI Var Inverse Mid-Cap Strategies	_____ %
Legg Mason WA VAR Global High Yield Pond II	_____ %	Rydex|SGI Var Russell 2000 Strategies	_____ %
Legg Mason ClearBridge VAR Mid Cap Core II	_____ %	Rydex|SGI Var S&P 500 Strategies	_____ %
MFS VIT II Global Tactical Allocation SC	_____ %	Templeton Developing Markets Sec Cl4	_____ %
MFS VIT II New Discovery SC	_____ %	Templeton Foreign Securities Cl4	_____ %
MFS VIT II Utilities SC	_____ %	Templeton Global Bond Sec Cl4	_____ %
MFS VIT II International Value SC	_____ %		_____ %
PIMCO VIT All Asset Adv	_____ %		_____ %
PIMCO VIT Commodity Real Ret Strat Adv	_____ %		_____ %
PIMCO VIT Emerging Markets Bond Adv	_____ %		_____ %
PIMCO VIT Global Multi-Asset Adv	_____ %		_____ %
PIMCO VIT Global (Unhedged) Bond Adv	_____ %		_____ %
PIMCO VIT High Yield Adv	_____ %		_____ %
PIMCO VIT Low Duration Adv	_____ %		_____ %
PIMCO VIT Real Return Adv	_____ %		_____ %
PIMCO VIT Short-Term Adv	_____ %		_____ %
PIMCO VIT Total Return Adv	_____ %		_____ %

15137V Page 4 of 8 PRT 08-11

ELECTRONIC INFORMATION AND DOCUMENT DELIVERY CONSENT - READ CAREFULLY

☐ ***By checking this box,*** I consent to receive by electronic delivery the following documents from Midland National Life Insurance Company during the duration of my Contract(s), including: prospectuses and prospectus supplements, periodic and immediate confirmations, quarterly statements, annual and semi-annual fund company reports, proxy and other voting materials, correspondence, other documents and any future disclosure materials.

I confirm that I have access to a computer to view these documents. I understand that I will need Adobe Acrobat Reader software to access any .PDF documents and that a free download of this software is available at http://get.adobe.com/reader. I understand that all documents provided in electronic or paper format from Midland National will be considered received and binding. Please download and save a copy of all account documents for your records and/or print and retain a copy by using the print capabilities of your browser or system software.

I understand that I can receive a paper version of any document received electronically without cost or penalty by contacting Midland National at [866-270-9564]. I understand that Midland National will rely on my signature as consent to receive all future variable product prospectuses and prospectus supplements, periodic and immediate confirmations, quarterly statements, annual and semi-annual fund company reports, proxy and other voting materials, correspondence, other documents and any future disclosure materials through electronic delivery. I understand that Midland National reserves the right, at it's sole discretion, to discontinue electronic provision of documents and that notice of any such termination or change will be provided to me as required by law. Consent for Electronic Delivery as provided on this form applies to all contracts held under the same ownership.

I can change my mind and revoke this consent at any time without cost or penalty by contacting Midland National at [866-270-9564]. This consent will terminate a) when I notify Midland National that I wish to revoke my consent; b) when a change of ownership is processed; or c) when the annuity contract terminates. This consent agreement acknowledges that I have provided an accurate and complete e-mail address and other information related to this account and that I will provide any future changes to the information promptly for the purpose of receiving information of electronic document delivery via the internet.

This consent applies to this contract only. If multiple contracts are owned, Electronic Delivery must be elected for each.

Each owner must sign to activate Electonic Delivery.

Owner Signature:________________________________ Date ☐☐ - ☐☐ - ☐☐☐☐

Joint Owner Signature: ________________________________ Date ☐☐ - ☐☐ - ☐☐☐☐

Note: E-mail address must be provided in Owner Information Section.

FINANCIAL INFORMATION

☐ ***By checking this box,*** I formally request a free copy of the SAI be sent by standard post mail or e-delivery.

TELEPHONE, INTERNET AND ELECTRONIC MEDIUM TRANSACTION AUTHORIZATION - READ CAREFULLY

☐ ***By checking this box,*** I hereby authorize and direct Midland National to act on telephone, internet or other electronic medium instructions, when proper identification is furnished (Social Security Number or Tax Identification Number or other established identifiers), concerning Investment Options and/or to change the allocation of future premium payments. I agree that Midland National is not liable for any loss arising from any exchange or change in allocation of future premium payments by acting in accordance with these telephone, internet or electronic medium instructions. Midland National will employ reasonable procedures to confirm that instructions are genuine.

I authorize the following individuals (including an agent) to enact changes to my account on my behalf: ________________
OWNER MUST INITIAL

Name ________________________________ SSN/TIN ☐☐☐ - ☐☐ - ☐☐☐☐

Name ________________________________ SSN/TIN ☐☐☐ - ☐☐ - ☐☐☐☐

Note: if a Social Security Number/Tax ID Number is not provided, the proposed individual will not be authorized for certain transactions.

15137V Page 5 of 8 PRT 08-11

STATE REQUIRED NOTICES

Arizona: On receiving your written request, we will provide you with information regarding the benefits and provisions of the annuity contract for which you have applied. If you are not satisfied, you may cancel your contract by returning it within 20 days, or within 30 days if you are 65 years of age or older on the date of the application for the annuity, after the date you receive it. Any premium paid for the returned contract will be refunded without interest.

Arkansas, Washington D.C., Hawaii, Louisiana, Maine, New Mexico, Ohio, Oklahoma, Tennessee and Virginia: Any person who knowingly and with intent to injure, defraud or deceive any insurance company, submits an application for insurance containing any materially false, incomplete, or misleading information, or Conceals for the purpose of misleading, any material fact, is guilty of insurance fraud, which is a crime and in certain states, a felony. Penalties may include Imprisonment, fine, denial of benefits, or civil damages.

California Reg. 789.8: The sale or liquidation of any asset in order to buy insurance, either life insurance or an annuity contract, may have tax consequences. Terminating any life insurance policy or annuity contract may have early withdrawal penalties or other costs or penalties, as well as tax consequences. You may wish to consult independent legal or financial advice before the sale or liquidation of any asset and before the purchase of any life insurance or annuity contract.

Colorado: It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a contract owner or claimant for the purpose of defrauding, or attempting to defraud, the contract owner or claimant with regard to a settlement or award payable from insurance proceeds, shall be reported to the Colorado division of insurance within the department of regulatory agencies.

Florida: Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing false, incomplete, or misleading information is guilty of a felony of the third degree.

Kentucky: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

New Jersey: Any person who includes any false or misleading information on an application for an insurance contract is subject to criminal and civil penalties. Insurance policies and annuities are not a deposit or other obligation of, or guaranteed by a bank, any affiliate of a bank, or savings association, and are not insured by the federal deposit insurance corporation (FDIC) or any other agency of the united states, a bank, any affiliate of a bank, or savings association.

Pennsylvania: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Washington: It is a crime to knowingly provide false, incomplete, or misleading information to an insurance company for the purpose of defrauding the Company. Penalties include imprisonment, fines, and denial of insurance benefits.

OWNER STATEMENT / TAXPAYER CERTIFICATION / FINANCIAL INSTITUTION DISCLOSURE

My signature below, does hereby acknowledge the following information:

As part of Midland National's commitment to counteract the funding for terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. With regard to this financial transaction, when you apply for an annuity, we will ask for your name, address, date of birth, and other information that will allow the Company to identify you. You may be asked to provide your driver's license or other identification documents.

I acknowledge the receipt of the Prospectus. I agree that, to the best of my knowledge and belief, all statements, answers and provided information in this form are complete and true and may be relied upon in determining whether to issue the applied for variable annuity. Only the owner and Midland National have the authority to modify this form.

I understand that I am purchasing a Variable Annuity product and that Variable Annuities and the underlying series shares or securities which fund them are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are also subject to market fluctuation, investment risk and possible loss of principal invested.

I understand that IRAs and other qualified plans already provide tax deferral like features that may be provided through this contract.

I understand that when based on the investment experience of the Investment Elections, variable annuity cash surrender values may decrease or increase on any day and that no minimum value is guaranteed. The variable annuity applied for is in accord with my anticipated financial objectives, financial situation and insurance needs.

15137V Page 6 of 8 PRT 08-11

OWNER STATEMENT / TAXPAYER CERTIFICATION *(CONTINUED)*

All statements and information provided in this application (including all pages) are true and I agree to all terms and conditions stated herein.

Have you or will you be compensated in any way to purchase this contract? ☐ Yes ☐ No

Are you paying for this contract with your own funds? ☐ Yes ☐ No

Have you entered into or are you considering any other agreement in regards to this contract including but not limited to an agreement to sell, transfer or assign any rights in the policy? ☐ Yes ☐ No

Taxpayer Certification

Under penalties of perjury, my/our signature(s) certifies/certify that:

- The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me).
- I am not subject to backup withholding because (a) I have not been notified by the Internal Revenue Service (IRS) that I am no longer subject to backup withholding.
- I am a U.S. citizen or U.S. resident alien.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

______________________________ Owner Signature

☐☐-☐☐-☐☐☐☐ Date Signed (mm/dd/yyyy)

______________________________ City, State where signed. *(If different than state of residency, please complete Non-Resident Verification form included with the sales materials.)*

______________________________ Joint Owner's Signature *(if applicable)*

______________________________ Spouse Signature *(Required in community property states only. AZ, CA, ID, LA, NM, NV, TX, WA and WI are current community property states.)*

REGISTERED REPRESENTATIVE/AGENT'S STATEMENT

I certify that I have reviewed this application, determined that all questions are answered fully, completely and accurately as supplied by the applicant and recorded in full detail as required.

Will this annuity replace any existing life insurance or annuity? ☐ Yes ☐ No

If yes, provide the Company Name: ______________________ Contract Number: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐

______________________________ Registered Representative's Full Name (please print)

☐☐-☐☐-☐☐☐☐ Date Signed (mm/dd/yyyy)

______________________________ Registered Representative's Signature

☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ Agent Number License ID Number (FL only)

______________________________ Additional Registered Representative Name (please print)

☐☐☐.☐☐ (%) Percentage

______________________________ Resident Registered Representative Countersignature (where required)

☐☐☐-☐☐☐-☐☐☐☐ Phone Number (include Area Code)

CLIENT BIN / NETWORKING NUMBER *(FOR REGISTERED REPRESENTATIVE/AGENT USE ONLY)*

Client BIN / Networking Number

☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

15137V Page 7 of 8 PRT 08-11

NOTES / ADDITIONAL INFORMATION

15137V Page 8 of 8 PRT 08-11

FUND PARTICIPATION AGREEMENT

            THIS AGREEMENT is executed as of December ___ 2011, and effective as of January 1, 2012, by and among BLACKROCK  VARIABLE SERIES FUNDS, INC. an  open-end management investment company organized as a Maryland corporation (the “Fund”), BLACKROCK INVESTMENTS, LLC (“BRIL”), a broker-dealer registered as such under the Securities Exchange Act of 1934, as amended (the “Underwriter”), and MIDLAND LIFE insurance company, a life insurance company organized under the laws of the state of Iowa (“Company”), on its own behalf and on behalf of each separate account of the Company set forth on Schedule A, as may be amended from time to time (the “Accounts”).

W I T N E S S E T H:

            WHEREAS, the Fund has filed a registration statement with the Securities and Exchange Commission (“SEC”) to register itself as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and to register the offer and sale of its shares under the Securities Act of 1933, as amended (the “1933 Act”); and

            WHEREAS, the Fund desires to act as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by insurance companies that have entered into participation agreements with the Fund (the “Participating Insurance Companies”); and

            WHEREAS, the Underwriter is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”), is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”) and acts as principal underwriter of the shares of the Fund; and

            WHEREAS, the capital stock of the Fund is divided into several series of shares, each series representing an interest in a particular managed portfolio of securities and other assets; and

            WHEREAS, the several series of shares of the Fund offered by the Fund to the Company and the Accounts are set forth on Schedule B attached hereto (each, a “Portfolio,” and, collectively, the “Portfolios”); and

            WHEREAS, the Fund has received an order from the SEC granting Participating Insurance Companies and their separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the “Shared Fund Exemptive Order”); and

            WHEREAS, BlackRock Advisors, LLC (“BAL”) is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is the Funds’ investment adviser; and

            WHEREAS, the Company has registered or will register under the 1933 Act certain variable life insurance policies and/or variable annuity contracts funded or to be funded through one or more of the Accounts (the “Contracts”); and

            WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act; and

            WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in one or more of the Portfolios (the “Shares”) on behalf of the Accounts to fund the Contracts, and the Fund intends to sell such Shares to the relevant Accounts at such Shares’ net asset value.

            NOW, THEREFORE, in consideration of their mutual promises, the parties agree as follows:

ARTICLE 1

Sale of the Fund Shares

            1.1       Subject to Section 1.3, the Fund shall make shares of the Portfolios available to the Accounts at the most recent net asset value provided to the Company prior to receipt of such purchase order by the Fund (or the Fund’s transfer agent), in accordance with the operational procedures mutually agreed to by the Fund and the Company from time to time and the provisions of the then current prospectus of the Portfolios. Shares of a particular Portfolio of the Fund shall be ordered in such quantities and at such times as determined by the Company to be necessary to meet the requirements of the Contracts.  The Directors of the Fund (the “Directors”) may refuse to sell shares of any Portfolio to any person (including the Company and the Accounts), or suspend or terminate the offering of shares of any Portfolio, if such action is required by law or by regulatory authorities having jurisdiction in their sole discretion when acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, if they deem such actions necessary in the best interests of the shareholders of such Portfolio.

1.12      NSCC Fund/SERV system or Manual transactions:

Fund/SERV Transactions.  If the parties choose to use the National Securities Clearing Corporation’s Mutual Fund Settlement, Entry and Registration Verification (“Fund/SERV”) system, any corrections to a Fund’s prices for the prior trade date will be submitted through the Mutual Fund Profile with the correct prices and applicable date.  If the corrections are dated later than trade date plus one, a facsimile should be sent in addition to the Mutual Fund Profile submission; or

Manual Transactions.  If the parties choose not to use Fund/SERV, if there are technical problems with Fund/SERV, or if the parties are not able to transmit or receive information through Fund/SERV, any corrections to a Fund’s prices should be communicated by facsimile or by electronic transmission, and will include for each day on which an adjustment has occurred the incorrect Fund price, the correct price, and, to the extent communicated to Fund shareholders, the reason for the adjustment.

                        Purchases and Redemption Orders; Settlement of Transactions and Method of Communication.

Fund/SERV Transactions.   If the parties choose to use Fund/SERV, the following provisions shall apply:

The Company and the Fund or its designee will be bound by the rules of the NSCC.  Without limiting the generality of the following provisions of this section, the Company and the Fund or its designee each will perform any and all duties, functions, procedures and responsibilities assigned to it and as otherwise established by the NSCC applicable to Fund/SERV and the Networking Matrix Level utilized.

Any information transmitted through NSCC’s Networking system by any party to the other and pursuant to this amendment will be accurate, complete, and in the format prescribed by the NSCC.  Each party will adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Networking and to limit the access to, and the inputting of data into, Networking to persons specifically authorized by such party.

On each Business Day, the Company shall aggregate and calculate the net purchase and redemption orders for each Account received by the Company prior to the Close of Trading on each Business Day.  The Company shall communicate to the Fund or its designee for that Business Day, by Fund/SERV, the net aggregate purchase or redemption orders (if any) for each Account received by the Close of Trading on such Business Day (the “Trade Date”) no later than 5:00 a.m. Eastern Time on the Business Day following the Trade Date.  All orders received by the Company after the Close of Trading on a Business Day shall not be transmitted to NSCC prior to the following Business Day.  The Fund or its designee shall treat all trades communicated to the Fund or its designee in accordance with this provision as if received prior to the Close of Trading on the Trade Date.

All orders are subject to acceptance by the Fund or its designee and become effective only upon confirmation by the Fund or its designee. Upon confirmation, the Fund or its designee will verify total purchases and redemptions and the closing share position for each Account.  In the case of delayed settlement, the Fund or its designee shall make arrangements for the settlement of redemptions by wire no later than the time permitted for settlement of redemption orders by the Investment Company Act of 1940, as amended (the “1940 Act”). Such wires should be sent to:

[                  ]

ABA#:

Account Title:

Account No.:

Reference:

Manual Transactions.  If the parties choose not to use Fund/SERV, if there are technical problems with Fund/SERV, or if the parties are not able to transmit or receive information through Fund/SERV, the following provisions shall apply:

Next Day Transmission of Orders.  On each Business Day, the Company shall aggregate and calculate the net purchase and redemption orders for each Account received by the Company prior to the Close of Trading on such Business Day.  Prior to 8:30 a.m. Eastern Time (or such other time as may be agreed by the parties from time to time) on the next following Business Day, the Company shall communicate to the Fund or its designee by facsimile or, in the Company’s discretion, by telephone or any other method agreed upon by the parties, the net aggregate purchase or redemption orders (if any) for each Account received by the Close of Trading on the prior Business Day (the “Trade Date”).  All orders communicated to the Fund or its designee by the 8:30 a.m. deadline (or such other time as may be agreed by the parties from time to time) shall be treated by the Fund or its designee as if received prior to the Close of Trading on the Trade Date.

Purchases.  The Company will use its best efforts to transmit each purchase order to the Fund or its designee in accordance with written instructions previously provided by the Fund or its designee to the Company.  The Company will use its best efforts to initiate by wire transfer to BDI or its designee purchase amounts prior to 1:00 p.m. Eastern Time on the next Business Day following the Trade Date.

Redemptions.  With respect to redemption orders placed by the Company by 8:30 a.m. Eastern Time (or such other time as may be agreed by the parties from time to time) on the first Business Day following the Trade Date, the Fund or its designee will use its best efforts to initiate by wire transfer to the Company proceeds of such redemptions by 1:00 p.m. Eastern Time on the next Business Day following the Trade Date.

Unless otherwise informed in writing, redemption wires should be sent to:

[                   ]

ABA#:

Account Title:

Account No.:

Reference:

1.2       Subject to Section 1.3, the Fund will redeem any full or fractional shares of any Portfolio when requested by the Company on behalf of an Account at the most recent net asset value provided to the Company prior to receipt by the Fund (or the Fund’s transfer agent) of the request for redemption, as established in accordance with the operational procedures mutually agreed to by the Fund and the Company from time to time and the provisions of the then current prospectus of the Portfolios.  The Fund shall make payment for such shares in accordance with Section 1.4.

            1.3       (a) The Company will not aggregate orders received from its Contract holders after close of the New York Stock Exchange (generally, 4:00 p.m. Eastern Time) (“Market Close”) with orders received before Market Close, and warrants that its internal control structure concerning the processing and transmission of orders is suitably designed to prevent or detect on a timely basis orders received after Market Close from being aggregated with orders received before Market Close and to minimize errors that could result in late transmission of orders. Orders received by Company before Market Close will receive that day’s net asset value and Orders received by Company after Market Close will receive the next day’s net asset value.

(b)  The Fund shall accept purchase and redemption orders resulting from investment in and payments under the Contracts on each Business Day, provided that such orders are received prior to 9:00 a.m. Eastern Time and reflect instructions received by the Company from Contract holders in good order prior to the time the net asset value of each Portfolio is priced in accordance with the preceding paragraph and the Fund’s prospectus on the prior Business Day.  “Business Day” shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.  Purchase and redemption orders shall be provided by the Company in such written or electronic form (including, without limitation, facsimile) as may be mutually acceptable to the Company and the Fund.  The Fund may reject purchase and redemption orders which are not in the form prescribed in the Fund’s prospectus or statement of additional information.  In the event that the Company and the Fund agree to use a form of written or electronic communication which is not capable of recording the time, date and recipient of any communication and confirming good transmission, the Company agrees that it shall be responsible for confirming that any communication sent by the Company was in fact received by the Fund or its designee, in proper form and in accordance with the terms of this Agreement.  The Fund and its agents or designees shall be entitled to rely upon, and shall be fully protected from all liability in acting upon, the instructions of the authorized individuals.

            1.4       Purchase orders that are transmitted to the Fund or its designee in accordance with Section 1.3 shall be paid for no later than the end of the Business Day after the Fund or its designee receives notice of the order.  Payments shall be made in federal funds transmitted by wire.  In the event that the Company shall fail to pay in a timely manner for any purchase order validly received by the Fund or its designee pursuant to Section 1.3, the Company shall hold the Fund or its designee harmless from any losses reasonably sustained by the Fund or its designee as the result of acting in reliance on such purchase order.  Redemption orders that are transmitted to the Fund or its designee in accordance with Section 1.3 shall be paid for no later than the end of the Business Day after the Fund receives notice of the order.  Payments shall be made in federal funds transmitted by wire.  In the event that the Fund or its designee shall fail to pay in a timely manner for any redemption order pursuant to Section 1.3, the Fund or its designee shall hold the Company harmless from any losses reasonably sustained by the Company as the result of acting in reliance on such redemption order.

            1.5       Issuance and transfer of shares of the Portfolios will be by book entry only. Share certificates will not be issued to the Company or the Account.  Shares ordered from the Fund will be recorded in the appropriate title for each Account or the appropriate sub-account of each Account.

            1.6       The Fund or its designee shall furnish prompt written notice to the Company of any income, dividends or capital gain distribution payable on Shares.  The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio’s Shares in additional Shares of that Portfolio.  The Fund shall notify the Company in writing of the number of Shares so issued as payment of such dividends and distributions.

            1.7       The Fund shall make the net asset value per share for each Portfolio available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern Time.  If the Fund provides materially incorrect share net asset value information, it shall make an adjustment to the number of shares purchased or redeemed for any affected Account to reflect the correct net asset value per share.  Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly in writing upon discovery to the Company.

            1.8       The Company agrees that it will not take any action to operate an Account as a management investment company under the 1940 Act without the Fund’s and the Underwriter’s prior written consent.

            1.9       The Fund agrees that its Shares will be sold only to Participating Insurance Companies and their separate accounts.  No Shares of any Portfolio will be sold directly to the general public.  The Company agrees that Shares will be used only for the purposes of funding the Contracts and Accounts listed in Schedule A, as amended from time to time.

            1.10      The Fund agrees that all Participating Insurance Companies shall have the obligations and responsibilities regarding conflicts of interest corresponding to those contained in Article 4 of this Agreement.

1.11      The Fund reserves the right to reject any purchase orders, including exchanges, for any reason, including if the Fund, in its sole opinion, believes the Company’s Contract holder(s) is engaging in short-term or excessive trading into and out of a Portfolio or otherwise engaging in trading that may be disruptive to a Portfolio (“Market Timing”).  The Company agrees to cooperate with the Underwriter and the Fund to monitor for Market Timing by its Contract holders, to provide such relevant information about Market Timers to the Fund as it may reasonably request, including but not limited to such Contract holder’s identity, and to prevent Market Timing from occurring by or because of Contract holders.  Failure of the Fund to reject any purchase orders that might be deemed to be Market Timing shall not constitute a waiver of the Fund’s rights under this section. Pursuant to Rule 22c-2 of the 1940 Act, on behalf of the Fund, the Underwriter and the Company agree to comply with the terms included in the attached Schedule C as of the effective date of this Agreement.

ARTICLE 2

Obligations of the Parties

            2.1       The Fund shall prepare and be responsible for filing with the SEC and any state securities regulators requiring such filing, all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Fund required to be so filed.  The Fund shall bear the costs of registration and qualification of its Shares, preparation and filing of the documents listed in this Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its Shares.

            2.2       At least annually, the Underwriter or its designee shall provide the Company, free of charge, with as many copies of the current prospectus (describing only the Portfolios listed in Schedule B hereto) for the Shares as the Company may reasonably request for distribution to existing Contract owners whose Contracts are funded by such Shares.  The Underwriter or its designee shall provide the Company, at the Company’s expense, with as many copies of the current prospectus for the Shares as the Company may reasonably require for distribution to prospective purchasers of Contracts.  If requested by the Company in lieu thereof, the Underwriter or its designee shall provide such documentation (including a soft copy of the new prospectus as set in type or, at the request of the Company, a diskette in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once each year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Shares conform to the Company’s Contract prospectuses or related materials; the expenses of such printing to be borne by the Company.  In the event that the Company requests that the Underwriter or its designee provide the prospectus in a soft copy or diskette format, the Underwriter shall be responsible solely for providing the prospectus in the format in which it is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format, and the Company shall bear the expense of adjusting or changing the format to conform with any of its Contract prospectuses or related materials.

            2.3       The prospectus for the Shares shall state that the statement of additional information for the Shares is available from the Fund or its designee.  The Fund or its designee, at its expense, shall print and provide such statement of additional information to the Company (or a master of such statement suitable for duplication by the Company) for distribution to any owner of a Contract funded by the Shares.  The Fund or its designee, at the Company’s expense, shall print and provide such statement to the Company (or a master of such statement suitable for duplication by the Company) for distribution to a prospective purchaser who requests such statement.  In the event that the Fund determines to use summary prospectuses, it shall maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act such that the Fund may be permitted to deliver summary prospectuses in lieu of statutory prospectuses.

            2.4       The Underwriter or its designee shall provide the Company free of charge copies, if and to the extent applicable to the Shares, of the Fund’s proxy materials, reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably request for distribution to Contract owners.

2.5       The Company shall furnish, or cause to be furnished, to the Fund or its designee, a copy of language that would be used in any prospectus for the Contracts or statement of additional information for the Contracts in which the Fund, the Underwriter or BAL (“Fund Parties”) is named prior to the filing of such document with the SEC.  Upon request, the Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material in which the Fund, the Underwriter or BAL is named, at least ten Business Days prior to its use.  No such prospectus, statement of additional information or material shall be used if any of the Fund Parties reasonably objects to such use.

(a)

            2.7       The Company shall not give any information or make any representations or statements on behalf of the Fund or Underwriter or concerning the Fund, the Underwriter or BAL in connection with the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Shares (as such registration statement and prospectus may be amended or supplemented from time to time), reports of the Fund, Fund-sponsored proxy statements, or in sales literature or other promotional material approved by the Fund or Underwriter, except with the written permission of the Fund or Underwriter.

            2.8       Neither the Fund nor the Underwriter shall give any information or make any representations or statements on behalf of the Company or concerning the Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statements or Contract prospectuses (as such registration statements or Contract prospectuses may by amended or supplemented from time to time), except with the written permission of the Company.

2.9       The Company shall register and qualify the Contracts for sale to the extent required by applicable law. The Company shall amend the registration statement of the Contracts under the 1933 Act and registration statement for each Account under the 1940 Act from time to time as required in order to effect the continuous offering of the Contracts or as may otherwise be required by applicable law.  The Company shall register and qualify the Contracts for sale to the extent required by applicable securities laws and insurance laws of the various states.

2.10      Solely with respect to Contracts and Accounts that are subject to the 1940 Act, so long as, and to the extent required by Section 12(d)(1)(E)(iii()(aa) of  the 1940 Act or Rule 6e-2 or 6e-3(T) thereunder, or other applicable law, or regulatory order :  (a) the Company will provide pass-through voting privileges to owners of Contracts whose cash values are invested, through the Accounts, in Shares of the Fund; (b) the Fund shall require all Participating Insurance Companies to calculate voting privileges in the same manner and the Company shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by the Fund; (c) with respect to each Account, the Company will vote Shares of the Fund held by the Account and for which no timely voting instructions from Contract or Contract holders are received, as well as Shares held by the Account that are owned by the Company for their general accounts, in the same proportion as the Company votes Shares held by the Account for which timely voting instructions are received from Contract owners; and (d) except with respect to matters as to which the Company has the right under Rule 6e-2 or Rule 6e-3(T) under the 1940 Act to vote Shares without regard to voting instructions from Contract holders, the Company and its agents will in no way recommend or oppose or interfere with the solicitation of proxies for Fund Shares held by Contract owners without the prior written consent of the Fund, which consent may be withheld in the Fund’s sole discretion.

ARTICLE 3

Representations and Warranties

            3.1       The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of Iowa, with full power, authority and legal right to execute, deliver and perform its duties and comply with its obligations under this Agreement and has established each Account as a separate account under such law and the Accounts comply in all material respects with all applicable federal and state laws and regulations.

3.2       The Company represents and warrants that it has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a separate account for the Contracts.  The Company further represents and warrants that the Contracts will be registered under the 1933 Act prior to any issuance or sale of the Contracts; the Contracts will be issued in compliance in all material respects with all applicable federal and state laws.

            3.3       The Company represents and warrants that the Contracts are currently and at the time of issuance will be treated as annuity contracts or life insurance policies, whichever is appropriate, under applicable provisions of the Internal Revenue Code of 1986, as amended (“Code”).  The Company shall maintain such treatment and shall notify the Fund and the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

            3.4       The Fund represents and warrants that it is duly organized and validly existing under the laws of the State of Maryland.

            3.5       The Fund represents and warrants that the Fund Shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and the Fund is registered under the 1940 Act.  The Fund shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. If the Fund determines that notice filings are appropriate, the Fund shall use its best efforts to make such notice filings in accordance with the laws of such jurisdictions reasonably requested by the Company.

            3.6       The Fund has adopted a Distribution Plan (the “Plan”) with regard to the Class II and Class III shares of each Portfolio, pursuant to Rule 12b-1 under the Investment Company Act. The Plan permits the Underwriter to pay to each principal underwriter of Contracts  that enters into an agreement with the Underwriter to provide distribution related services to Contract owners, a fee, at the end of each month, of up to 0.15% of the net asset value of the Class II shares and up to 0.25% of the net asset value of Class III shares of each Portfolio held by such Insurance Company.  The Company, on behalf of principal underwriters of the Contracts, agrees to waive the payment of any such distribution fee unless and until Underwriter has received such fees from the Fund.

3.7       The Fund represents that it will at all times invest assets from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Code and regulations thereunder.  Without limiting the scope of the foregoing, the Fund represents that it will comply and maintain each Portfolio’s compliance with the diversification requirements set forth in Section 817(h) of the Code and Section 1.817-5 of the regulations under the Code for variable annuity, endowment and life insurance contracts, and any amendments and modifications to such Section and Regulation or successors thereto.  The Fund will notify the Company immediately upon having a reasonable basis for believing that a Portfolio has ceased to so comply or that a Portfolio might not so comply in the future.  In the event of a breach of this Section 3.6 by the Fund, it will take all necessary  steps to adequately diversify the Portfolio so as to achieve compliance within the grace period afforded by Section 1.817-5 of the regulations under the Code or otherwise cure any such failure, including, if necessary, obtaining a waiver or closing agreement with respect to such failure from the U.S. Internal Revenue Service at its expense.

            3.8       The Fund represents and warrants that each Portfolio is currently qualified as a regulated investment company (“RIC”) under Subchapter M of the Code, and represents that it will use its best efforts to qualify and to maintain qualification of each Portfolio as a RIC.  The Fund will notify the Company immediately in writing upon having a reasonable basis for believing that a Portfolio has ceased to so qualify or that it might not so qualify in the future.

            3.9       The Company hereby certifies that it has established and maintains an anti-money laundering (“AML”) program that includes written policies, procedures and internal controls reasonably designed to identify its Contract holders and has undertaken appropriate due diligence efforts to “know its customers” in accordance with all applicable anti-money laundering regulations in its jurisdiction including, but not limited to, the USA PATRIOT Act of 2001 (the “Patriot Act”).  The Company further confirms that it will monitor for suspicious activity in accordance with the requirements of the Patriot Act and any other applicable regulations.

3.10      The Company acknowledges and agrees that it is the responsibility of the Company to determine investment restrictions under state insurance law applicable to any Portfolio, and that the Fund shall bear no responsibility to the Company, for any such determination or the correctness of such determination. The Company has determined that the investment restrictions set forth in the current Fund Prospectus are sufficient to comply with all investment restrictions under state insurance laws that are currently applicable to the Portfolios as a result of the Accounts' investment therein. The Company shall inform the Fund of any additional investment restrictions imposed by state insurance law after the date of this agreement that may become applicable to the Fund or any Portfolio from time to time as a result of the Accounts' investment therein. Upon receipt of any such information from the Company, the Fund shall determine whether it is in the best interests of shareholders to comply with any such restrictions. If the Fund determines that it is not in the best interests of shareholders to comply with a restriction determined to be applicable by the Company, the Fund shall so inform the Company, and the Fund and the Company shall discuss alternative accommodations in the circumstances.

3.11      The Company represents and warrants that each Account is a "segregated asset account" and that interests in each Account are offered exclusively through the purchase of or transfer into a "variable contract," within the meaning of such terms under Section 817 of the Code and the regulations thereunder. The Company will  continue to meet such definitional requirements, and it will notify the Fund immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

ARTICLE 4

Potential Conflicts

            4.1       The parties acknowledge that the Fund’s Shares may be made available for investment to other Participating Insurance Companies.  In such event, the Directors of the Fund will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all Participating Insurance Companies.  An irreconcilable material conflict may arise for a variety of reasons, including:  (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of contract owners.  The Directors shall promptly inform the Company in writing if they determine that an irreconcilable material conflict exists and the implications thereof.

            4.2       The Company agrees to promptly report any potential or existing conflicts of which it is aware to the Directors.  The Company will assist the Directors in carrying out their responsibilities under the Shared Fund Exemptive Order by providing the Directors with all information reasonably necessary for them to consider any issues raised including, but not limited to, information as to a decision by the Company to disregard Contract owner voting instructions.

            4.3       If it is determined by a majority of the Directors, or a majority of the Fund’s Directors who are not affiliated with the Adviser or the Underwriter (the “Disinterested Directors”), that a material irreconcilable conflict exists that affects the interests of Contract owners, the Company shall, in cooperation with other Participating Insurance Companies whose contract owners are also affected, at its expense and to the extent reasonably practicable (as determined by the Directors) take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, which steps could include:  (a) withdrawing the assets allocable to some or all of the Accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question of whether or not such segregation should be implemented to a vote of all affected Contracts owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

            4.4       If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund’s election, to withdraw the affected Account’s investment in the Fund and terminate this Agreement with respect to such Account; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Directors.  Any such withdrawal and termination must take place within 30 days after the Fund gives written notice that this provision is being implemented, subject to applicable law but in any event consistent with the terms of the Shared Fund Exemptive Order.  Until the end of such 30 day period, the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of Shares.

            4.5       If a material irreconcilable conflict arises because a particular state insurance regulator’s decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account’s investment in the Fund and terminate this Agreement with respect to such Account within 30 days after the Fund informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Directors.  Until the end of such 30 day period, the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund.

            4.6       For purposes of section 4.3 through 4.6 of this Agreement, a majority of the Disinterested Directors shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Company be required to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.  In the event that the Directors determine that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account’s investment in the Fund and terminate this Agreement within 30 days after the Directors inform the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Disinterested Directors.

            4.7       Upon request, the Company shall submit to the Directors such reports, materials or data as the Directors may reasonably request so that the Directors may fully carry out the duties imposed upon them by the Shared Fund Exemptive Order, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Directors.

            4.8       If and to the extent that (a) Rule 6e-2 and Rule 6e-3 (T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the application for the Shared Fund Exemptive Order) on terms and conditions materially different from those contained in the application for the Shared Fund Exemptive Order, or (b) the Shared Fund Exemptive Order is granted on terms and conditions that differ from those set forth in this Article 4, then the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary (a) to comply with Rules 6e-2 and 6e-3 (T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable, or (b) to conform this Article 4 to the terms and conditions contained in the Shared Fund Exemptive Order, as the case may be.

ARTICLE 5

Indemnification

            5.1       The Company agrees to indemnify and hold harmless the Fund Parties and each of their respective Directors, officers, employees and agents and each person, if any, who controls a Fund Party within the meaning of Section 15 of the 1933 Act (collectively the “Indemnified Parties” for purposes of this Article 5) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including the reasonable costs of investigating or defending any loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, “Losses”), to which the Indemnified Parties may become subject under any statute or regulation, or common law or otherwise, insofar as such Losses:

            (a)        arise out of or are based upon any untrue statements or untrue statements of any material fact contained in the prospectuses for the Contracts or in the Contracts themselves or in sales literature generated or approved by the Company on behalf of the Contracts or Accounts (or any amendment or supplement to any of the foregoing) (collectively, “Company Documents” for the purposes of this Article 5), or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission was made in reliance upon and was accurately derived from written information furnished to the Company by or on behalf of the Fund or Underwriter for use in Company Documents or otherwise for use in connection with the sale of the Contracts or Shares; or

            (b)        arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Fund Documents as defined in Section 5.2(a)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Shares; or

            (c)        arise out of or result from any untrue statement of a material fact contained in Fund Documents as defined in Section 5.2(a) or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Fund or Underwriter by or on behalf of the Company; or

            (d)        arise out of or result from any failure by the Company to provide the services or furnish the materials required under the terms of this Agreement; or

            (e)        arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

            5.2       The Underwriter and each Fund agree severally to indemnify and hold harmless the Company and each of its directors, officers, employees and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Article 5) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Fund Parties) or expenses (including the reasonable costs of investigating or defending any loss, claim, damage liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, “Losses”), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses:

            (a)        arise out of or are based upon any untrue statements of any material fact contained in the registration statement or prospectus for the Fund (or any amendment or supplement thereto) (collectively, “Fund Documents” for the purposes of this Article 5), or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission was made in reliance upon and was accurately derived from written information furnished to the Fund Parties by or on behalf of the Company for use in Fund Documents or otherwise for use in connection with the sale of the Contracts or Shares; or

            (b)        arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Company Documents) or wrongful conduct of a Fund Party or persons under its respective control, with respect to the sale or acquisition of the Contracts or Shares; or

            (c)        arise out of or result from any untrue statement of a material fact contained in Company Documents or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Fund Parties; or

            (d)        arise out of or result from any failure by the Underwriter or the Fund to provide the services or furnish the materials required under the terms of this Agreement; or

(e)        arise out of or result from any material breach of any representation and/or warranty made by the Underwriter or the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter or the Fund.

            5.3       Neither the Company, the Underwriter nor the Fund shall be liable under the indemnification provisions of Section 5.1 or 5.2, as applicable, with respect to any Losses incurred or assessed against any Indemnified Party to the extent such Losses arise out of or result from such Indemnified Party’s willful misfeasance, bad faith or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations or duties under this Agreement.

            5.4       Neither the Company, the Underwriter nor the Fund shall be liable under the indemnification provisions of Section 5.1 or 5.2, as applicable, with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the other party in writing within a reasonable time after the summons, or other first written notification, giving information of the nature of the claim shall have been served upon or otherwise received by such Indemnified Party (or after such Indemnified Party shall have received notice of service upon or other notification to any designated agent), but failure to notify the party against whom indemnification is sought of any such claim shall not relieve that party from any liability which it may have to the Indemnified Party in the absence of Sections 5.1 and 5.2.

In case any such action is brought against the Indemnified Parties, the indemnifying party shall be entitled to participate, at its own expense, in the defense of such action.  The indemnifying party also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in such action.  After notice from the indemnifying party to the Indemnified Party of an election to assume such defense, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to the Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

ARTICLE 6

Termination

            6.1       This Agreement may be terminated by either party for any reason by sixty (60) days’ advance written notice delivered to the other party.

            6.2       This Agreement may be terminated at the option of either the Underwriter or the Fund upon institution of formal proceedings against the Company by the FINRA, the SEC, the insurance commission of any state or any other regulatory body regarding the Company’s duties under this Agreement or related to the sale of the Contracts, the operation of the Account, the administration of the Contracts or the purchase of the Shares, or an expected or anticipated ruling, judgment or outcome which would, in the Fund’s or the Underwriter’s respective reasonable judgment, materially impair the Company’s ability to meet and perform the Company’s obligations and duties hereunder.

            6.3       This Agreement may be terminated at the option of the Fund or the Underwriter if the Internal Revenue Service determines that the Contracts cease to qualify as annuity contracts or life insurance policies, as applicable, under the Code, or if the Fund or Underwriter reasonably believes that the Contracts may fail to so qualify or if interests in an Account under the Contracts are not registered, where required, and, in all material respects, are not issued or sold in accordance with any applicable federal or state law.

            6.4       This Agreement may be terminated by the Fund or the Underwriter, at either’s option, if either the Fund or the Underwriter shall determine, in its sole judgment exercised in good faith, that either (1) the Company shall have suffered a material adverse change in its business or financial condition, (2) the Company shall have been the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of either the Fund or the Underwriter, or (3) the Company breaches any obligation under this Agreement in a material respect and such breach shall continue unremedied for thirty (30) days after receipt by the Company of notice in writing from the Fund or Underwriter of such breach.

            6.5       This Agreement may be terminated at the option of the Company if (A) the Internal Revenue Service determines that any Portfolio fails to qualify as a RIC  under the Code or fails to comply with the diversification requirements of Section 817(h) of the Code and the Fund, upon written request fails to provide reasonable assurance that it will take action to cure such failure, or (B) the Company shall determine, in its sole judgment exercised in good faith, that either (1) the Fund or the Underwriter shall have been the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Company, or (2) the Fund or Underwriter breaches any obligation under this Agreement in a material respect and such breach shall continue unremedied for thirty (30) days after receipt of notice in writing to the Fund or the Underwriter from the Company of such breach.

            6.6       Notwithstanding any termination of this Agreement pursuant to Section 6.1, the Fund will continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all existing Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”).  Specifically, without limitation, if the Fund and Underwriter so agree to make additional Shares available, the owners of the Existing Contracts will be permitted to reallocate investments in the Fund (as in effect on such date), redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts.

            6.7       The provisions of Article 5 shall survive the termination of this Agreement, and the provisions of Articles 2 and 4 shall survive the termination of this Agreement as long as shares of the Fund are held on behalf of Contract owners in accordance with Section 6.6.

ARTICLE 7

Notices

            Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

            To the Fund:                                                                With a copy to:

            BlackRock Variable Series Funds, Inc.                          BlackRock, Inc.

Attention:  Lisa Hill                                                     Attn: Robert Connolly General Counsel

            55 East 52nd Street                                                       40 East 52nd Street

            New York, NY  10055                                                    New York, NY   10022

            To the Underwriter:                                                    With a copy to:

            BlackRock Investments, LLC                                        BlackRock Investments, LLC

            Attn: Frank Porcelli                                                      Attn: Rick Froio, CCO

40 East 52nd Street                                                       One Financial Center

            New York, NY  10022                                                    Boston, MA  02110

            If to the Company:

xxxxx

xxxxx

xxxxx

xxxxxx

ARTICLE 8

Miscellaneous

            8.1       The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

            8.2       This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

            8.3       If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

            8.4       This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York without reference to the conflict of laws provisions thereof, and shall, to the extent applicable, be subject to the provisions of the 1933, 1934, and 1940 Acts, and the rules, regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant and the terms hereof shall be interpreted and construed in accordance therewith.

            8.5       The parties to this Agreement acknowledge and agree that the Fund is a Maryland corporation, and that all liabilities of the Fund arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the relevant Portfolio(s) of the Fund and that no Director, officer, agent or holder of Shares of the Fund shall be personally liable for any such liabilities.

            8.6       Each party shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

            8.7       The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, to which the parties hereto are entitled under state and federal laws.

            8.8       The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

            8.9       Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other parties.

            8.10      No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by all parties.

            IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Fund Participation Agreement as of the date and year first above written.

            BLACKROCK VARIABLE SERIES FUNDS, INC.

            By:

            Name:

            Title:

            BLACKROCK INVESTMENTS, LLC

            By: ______________________________________

            Name: ____________________________________

            Title: _____________________________________

            MIDLAND LIFE INSURANCE COMPANY

            By:

            Name:

            Title:

Schedule A

Separate Accounts of Midland Life Insurance Company participating in Portfolios of BlackRock Variable Series Funds, Inc.

Schedule B

Portfolios and Classes of BlackRock Variable Series Funds, Inc. offered to Separate Accounts of Midland Life Insurance Company

Available share classes of:

FUND NAME                                                     CLASS              CUSIP               TICKER

EQUITY FUNDS

BlackRock Balanced Capital V.I. Fund              I                       09253L108        AMBLI

BlackRock Basic Value V.I. Fund                      I                       09253L405        BAVLI

BlackRock Basic Value V.I. Fund                      II                      09253L504        BAVII

BlackRock Basic Value V.I. Fund                      III                     09253L603        BVIII

BlackRock Capital Appreciation V.I. Fund        I                       09253L843        FDGRI

BlackRock Capital Appreciation V.I. Fund        III                     09253L827        FGIII

BlackRock Equity Dividend V.I. Fund               I                       09253L512        UTTLI

BlackRock Equity Dividend V.I. Fund               III                     09253L488        UTIII

BlackRock Global Allocation V.I. Fund              I                       09253L777        GLALI

BlackRock Global Allocation V.I. Fund              II                      09253L769        GLAII

BlackRock Global Allocation V.I. Fund              III                     09253L751        GAIII

BlackRock Global Opportunities V.I. Fund        I                       09253L819        GLGRI

BlackRock Global Opportunities V.I. Fund        III                     09253L785        GGIII

BlackRock International Value V.I. Fund          I                       09253L645        IVVVI

BlackRock Large Cap Core V.I. Fund                 I                       09253L611        LGCCI

BlackRock Large Cap Core V.I. Fund                 II                      09253L595        LGCII

BlackRock Large Cap Core V.I. Fund                 III                     09253L587        LCIII

BlackRock Large Cap Growth V.I. Fund            I                       09253L579        LGGGI

BlackRock Large Cap Growth V.I. Fund            III                     09253L553        LGIII

BlackRock Large Cap Value V.I. Fund               I                       09253L546        LCATT

BlackRock Large Cap Value V.I. Fund               II                      09253L538        LCBTT

BlackRock Large Cap Value V.I. Fund               III                     09253L520        LVIII

BlackRock Value Opportunities V.I. Fund        I                       09253L470        SMCPI

BlackRock Value Opportunities V.I. Fund        II                      09253L462        SMCII

BlackRock Value Opportunities V.I. Fund        III                     09253L454        SCIII

FIXED INCOME FUNDS

BlackRock Government Income V.I. Fund        I                       09253L744        GVBDI

BlackRock High Income V.I. Fund                     I                       09253L710        HICUI

BlackRock Total Return V.I. Fund                    I                       09253L702        CRBDI

BlackRock Total Return V.I. Fund                    III                     09253L884        CBIII

INDEX FUND

BlackRock S&P 500 Index V.I. Fund                  I                       09253L678        IDXVI

BlackRock S&P 500 Index V.I. Fund                  II                      09253L660        IXVII

MONEY MARKET FUND

BlackRock Money Market V.I. Fund *               I                       09253L876        DMMKI

* No fees shall be paid for the BlackRock Money Market V.I. Fund

Schedule C

Shareholder Information Schedule entered into by and between BlackRock Investments, LLC and its successors, assigns and designees (“BRIL”) and the Intermediary.

BRIL, the Fund and the Intermediary agree that any request made to the Intermediary by BRIL or the Fund for shareholder transaction information, and the Intermediary’s response to such request, shall be governed by whatever practices the Fund and the Intermediary had utilized in the absence of a formal agreement, if any, to govern such requests.

For Schedule C, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Intermediary” shall mean __________________, which is (i) a broker, dealer, bank, or other entity that holds securities of record issued by the Fund in nominee name; (ii) in the case of a participant directed employee benefit plan that owns securities issued by the Fund (1) a retirement plan administrator under ERISA or (2) any entity that maintains the plan’s participant records; or (iii) an insurance company separate account.

The term “Fund” shall mean any open-ended management investment company that is registered or required to register under Section 8 of the Investment Company Act of 1940 and for which BRIL acts as distributor, and includes (i) an investment adviser to or administrator for the Fund; and (ii) the transfer agent for the Fund. The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940. [1]

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include the following: (i) transactions that are executed automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) transactions that are executed pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

[1] As defined in SEC Rule 22c-2(b), term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

BRIL and the Intermediary hereby agree as follows:

Shareholder Information

1. Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request of BRIL or the Fund, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or the account (if known) and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

2. Period Covered by Request. Requests must set forth a specific period, which generally will not exceed 90 days from the date of the request, for which transaction information is sought. BRIL and/or the Fund may request transaction information older than 90 days from the date of the request as they deem necessary to investigate compliance with policies (including, but not limited to, polices of the Fund regarding market-timing and the frequent purchasing and redeeming or exchanges of Fund shares or any other inappropriate trading activity) established or utilized by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

3. Form and Timing of Response. (a) Intermediary agrees to provide, promptly, but in any event not later than five (5) business days after receipt of a request from the Fund, BRIL or their designee, the requested information specified in Section 1. If requested by the Fund, BRIL or their designee, Intermediary agrees to use best efforts to determine promptly, but in any event not later than five (5) business days after receipt of a request, whether any specific person about whom it has received the identification and transaction information specified in Section 1 is itself a financial intermediary (as defined in Rule 22c-2) (“indirect intermediary”) and, upon further request of the Fund, BRIL or their designee, promptly, but in any event not later than five (5) business days after receipt of a request, either (i) provide (or arrange to have provided) the information set forth in Section 1 for those Shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund whether it plans to perform (i) or (ii).

(b) Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Fund, BRIL or their designee and the Intermediary; and

(c) To the extent practicable, the format for any transaction information provided to the Fund, BRIL or their designee should be consistent with the NSCC Standardized Data Reporting Format.

4. Limitations on Use of Information. BRIL and the Fund agree not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory requests or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

5. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from BRIL or the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by BRIL or the Fund, in their sole discretion, as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies ( including, but not limited to, policies of the Fund regarding market-timing and the frequent purchasing and redeeming or exchanging of Fund Shares or any other inappropriate trading activity) established or utilized by the Fund for the purpose of eliminating or reducing, or that would result in any dilution of the value of the outstanding Shares issued by the Fund. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to BRIL or the Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

_____________________

_____________________

_____________________

6. Form of Instructions. Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

7. Timing of Response. Intermediary agrees to execute instructions to restrict or prohibit trading as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

8. Confirmation by Intermediary. Intermediary must provide written confirmation to BRIL and the Fund that instructions to restrict or prohibit trading have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

9. Construction of the Schedule; Fund Participation Agreement. This Schedule C supplements the Fund Participation Agreement. To the extent the terms of this Schedule C conflict with the terms of the Fund Participation Agreement, the terms of this Schedule C shall control.

PARTICIPATION AGREEMENT

THIS AGREEMENT, dated as of the _____ day of _____________, 20__ by and among Midland National Life INSURANCE COMPANY (the “Company”), an Iowa life insurance company, on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (each separate account hereinafter referred to as the “Account”), DWS VARIABLE SERIES I, DWS VARIABLE SERIES II and DWS INVESTMENTS VIT FUNDS (individually, a “Fund”), each a Massachusetts business trust created under a Declaration of Trust, as amended, DWS INVESTMENTS DISTRIBUTORS, INC. (the “Underwriter”), a Delaware corporation, and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.,  a Delaware corporation (the “Adviser”).  The parties agree that a single document is being used for ease of administration and that this Agreement shall be treated as if it were a separate agreement with respect to each Fund, and each series thereof, that is a party hereto, severally and not jointly, as if such entity had entered into a separate agreement naming only itself as a party.  Without limiting the foregoing, no Fund, or series thereof, shall have any liability under this Agreement for the obligations of any other Fund, or series thereof.  In addition, the Company may engage various entities to perform some of its obligations hereunder, and all references to the “Company” herein shall be deemed to include any and all such entities, where applicable,  Regardless of its use of any such entities, Midland National Life Insurance Company shall remain liable for all obligations undertaken by it pursuant to this Agreement.

WHEREAS, the Fund engages in business as an open-end management investment company and is or will be available to act as the investment vehicle for separate accounts established for variable life insurance and variable annuity contracts (the “Variable Insurance Products”) to be offered by insurance companies which have entered into participation agreements with the Fund and Underwriter (“Participating Insurance Companies”);

WHEREAS, the beneficial interest in the Fund is divided into several series of shares of beneficial interest without par value, and, with respect to certain series, classes thereof (“Shares”), and additional series of Shares, and classes thereof, may be established, each such series of Shares designated a “Portfolio” and representing the interest in a particular managed portfolio of securities and other assets;

WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission (the “SEC”) granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit Shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the “Mixed and Shared Funding Exemptive Order”);

WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and Shares of the Portfolios are registered under the Securities Act of 1933, as amended (the “1933 Act”);

WHEREAS, the Adviser, which serves as investment adviser to the Fund, is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws;

WHEREAS, the Company has issued or will issue certain variable life insurance and/or variable annuity contracts supported wholly or partially by the Account (the “Contracts”), and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement;

WHEREAS, the Account is duly established and maintained as a segregated asset account, established by resolution of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforesaid Contracts;

WHEREAS, the Underwriter, which serves as distributor to the Fund, is registered as a broker dealer with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”); and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios, and classes thereof, listed in Schedule B hereto, as it may be amended from time to time by mutual written agreement (the “Designated Portfolios”) on behalf of the Account to fund the aforesaid Contracts, and the Underwriter is authorized to sell such Shares to the Account at net asset value;

NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund, the Adviser and the Underwriter agree as follows:

ARTICLE I.  Sale of Fund Shares

1.1.      The Fund has granted to the Underwriter exclusive authority to distribute the Fund’s Shares, and has agreed to instruct, and has so instructed, the Underwriter to make available to the Company for purchase, on behalf of the Account, Fund Shares of those Designated Portfolios selected by the Underwriter.  Pursuant to such authority and instructions, and subject to Article X hereof, the Underwriter agrees to make available to the Company for purchase on behalf of the Account, Shares of those Designated Portfolios listed on Schedule B to this Agreement, such purchases to be effected at net asset value in accordance with Section 1.3 of this Agreement.  Notwithstanding the foregoing, (i) Fund series (other than those listed on Schedule B) in existence now or that may be established in the future will be made available to the Company only as the Underwriter may so provide, and (ii) the Board of Trustees of the Fund (the “Board”) may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of Fund Shares of any Designated Portfolio or class thereof, if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, suspension or termination is in the best interests of the shareholders of such Designated Portfolio.

1.2.      The Fund shall redeem, at the Company’s request, any full or fractional Designated Portfolio Shares held by the Company on behalf of the Account, such redemptions to be effected at net asset value in accordance with Section 1.3 of this Agreement.  Notwithstanding the foregoing, (i) the Company shall not redeem Fund Shares attributable to Contract owners except in the circumstances permitted in Section 10.3 of this Agreement, and (ii) the Fund may suspend the right of redemption or postpone the date of payment or satisfaction upon  redemption of Fund Shares of any Designated Portfolio to the extent permitted by the 1940 Act, any rules, regulations or orders thereunder.

1.3.      Purchase and Redemption Procedures

(a)        The Fund hereby appoints the Company as an agent of the Fund for the limited purpose of receiving purchase and redemption requests on behalf of the Account (but not with respect to any Fund Shares that may be held in the general account of the Company) for Shares of those Designated Portfolios made available hereunder, based on allocations of amounts to the Account or subaccounts thereof under the Contracts and other transactions relating to the Contracts or the Account.  Receipt and acceptance of any such request (or relevant transactional information therefore) on any day the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC (a “Business Day”) by the Company as such limited agent of the Fund prior to the time that the Fund calculates its net asset value as described from time to time in the Fund Prospectus (which as of the date of execution of this Agreement is 4:00 p.m. Eastern Time) shall constitute receipt and acceptance by the Fund on that same Business Day, provided that the Fund receives notice of such request by 9:30 a.m. Eastern Time on the next following Business Day, or, if the parties agree to communicate, process and settle purchase and redemption transactions for Designated Portfolio shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.   “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration.  “Networking” shall mean NSCC’s system that allows mutual funds and life insurance companies to exchange account level information electronically.
(b)        The Company shall pay for Shares of each Designated Portfolio on the same day that it notifies the Fund of a purchase request for such Shares.  Payment for Designated Portfolio Shares shall be made in federal funds transmitted to the Fund by wire to be received by the Fund by 4:00 p.m. Eastern Time on the same Business Day the Fund is notified of the purchase request for Designated Portfolio Shares pursuant to Section 1.3(a) (unless the Fund determines and so advises the Company that sufficient proceeds are available from redemption of Shares of other Designated Portfolios effected pursuant to redemption requests tendered by the Company on behalf of the Account).  If federal funds are not received on time, such funds will be invested, and Designated Portfolio Shares purchased thereby will be issued, as soon as practicable and the Company shall promptly, upon the Fund’s request, reimburse the Fund for any charges, costs, fees, interest or other expenses incurred by the Fund in connection with any advances to, or borrowing or overdrafts by, the Fund, or any similar expenses incurred by the Fund, as a result of portfolio transactions effected by the Fund based upon such purchase request.

Upon receipt of federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.
(c)        The Fund will redeem Designated Portfolio Shares requested on behalf of the Account, and make payment therefore, in accordance with the provisions of the then current registration statement of the Fund.  Payment for Designated Portfolio Shares redeemed by the Account or the Company normally shall be made in federal funds transmitted by wire to the Company or any other designated person on the same Business Day that the Fund is properly notified of the redemption order for such Shares pursuant to Section 1.3(a) (unless redemption proceeds are to be applied to the purchase of Shares of other Designated Portfolios in accordance with Section 1.3(b) of this Agreement).  The Fund shall not bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds by the Company, the Company alone shall be responsible for such action.
(d)        Any purchase or redemption request for Designated Portfolio Shares held or to be held in the Company’s general account shall be effected at the net asset value per share next determined after the Fund’s receipt of such request, provided that, in the case of a purchase request, payment for Fund Shares so requested is received by the Fund in federal funds prior to close of business for determination of such value, as defined from time to time in the Fund Prospectus.

1.4.      The Fund shall use its best efforts to make the net asset value per share for each Designated Portfolio available to the Company by 6:30 p.m. Eastern Time each Business Day, and in any event, as soon as reasonably practicable after the net asset value per share for such Designated Portfolio is calculated, and shall calculate such net asset value in accordance with the Fund’s Prospectus.  In the event the Fund is unable to make the 7:00 p.m. deadline stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of Shares.  Such additional time shall be equal to the additional time which the Fund takes to make the net asset value available to the Company.  Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported to the Company promptly upon discovery by the Fund.  A material error in the calculation of net asset value per share shall be corrected in accordance with the procedures for correcting net asset value errors adopted by the Fund’s Board of Trustees and in effect at the time of the error.  The Fund represents and warrants that its procedures for correcting net asset value errors, including determinations of materiality, currently comply, and will continue to comply, with the 1940 Act and generally industry-wide accepted SEC staff interpretations concerning pricing errors in effect at the time of an error.

1.5.      The Fund shall furnish notice (by wire or telephone followed by written confirmation) to the Company as soon as reasonably practicable of any income dividends or capital gain distributions payable on any Designated Portfolio Shares.  The Company, on its behalf and on behalf of the Account, hereby elects to receive all such dividends and distributions as are payable on any Designated Portfolio Shares in the form of additional Shares of that Designated Portfolio.  The Company reserves the right, on its behalf and on behalf of the Account, to revoke this election and to receive all such dividends and capital gain distributions in cash.  The Fund shall notify the Company of the number of Designated Portfolio Shares so issued as payment of such dividends and distributions.

1.6.      Issuance and transfer of Fund Shares shall be by book entry only.  Stock certificates will not be issued to the Company or the Account.  Purchase and redemption orders for Fund Shares shall be recorded in an appropriate ledger for the Account or the appropriate subaccount of the Account.

1.7.      The parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund’s Shares may be sold to other insurance companies (subject to Section 1.8 hereof) and to certain qualified retirement plans, and the cash value of the Contracts may be invested in other investment companies.

1.8.      The Underwriter and the Fund shall sell Fund Shares only to Participating Insurance Companies and their separate accounts and to persons or plans (“Qualified Persons”) that qualify to purchase Shares of the Fund under Section 817(h) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder without impairing the ability of the Account to consider the portfolio investments of the Fund as constituting investments of the Account for the purpose of satisfying the diversification requirements of Section 817(h).  The Underwriter and the Fund shall not sell Fund Shares to any insurance company or separate account unless an agreement complying with Article VI of this Agreement is in effect to govern such sales.  The Company hereby represents and warrants that it and the Account are Qualified Persons.  The Fund reserves the right to cease offering Shares of any Designated Portfolio in the discretion of the Fund.

ARTICLE II.  Representations, Warranties and Covenants

2.1.      The Company represents and warrants that the Contracts (a) are or, prior to issuance, will be registered under the 1933 Act or, alternatively (b) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act.  The Company further represents and warrants that the Contracts will be issued and sold in compliance in all material respects with all applicable federal securities and state securities and insurance laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.  The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law, that it has legally and validly established the Account prior to any issuance or sale thereof as a segregated asset account under applicable insurance laws, and that it (a) has registered or, prior to any issuance or sale of the Contracts, will register the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts, or alternatively (b) has not registered the Account in proper reliance upon an exclusion from registration under the 1940 Act.  The Company shall register and qualify the Contracts or interests therein as securities in accordance with the laws of the various states only if and to the extent deemed advisable by the Company.

2.2.      The Fund represents and warrants that Fund Shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance in all material respects with all applicable state and federal securities laws and that the Fund is and shall remain registered under the 1940 Act.  The Fund shall amend the registration statement for its Shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of the shares of the Designated Portfolios.  The

Fund shall register and qualify such Shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter after taking into consideration any state insurance law requirements that the Company advises the Fund may be applicable.

2.3.      The Fund makes no representations as to whether any aspect of its operations, including, but not limited to, investment policies, fees and expenses, complies with the insurance and other applicable laws of the various states, except that the Fund represents that the investment policies, fees and expenses of the Designated Portfolios, are and shall at all times remain in compliance with the insurance laws of the state of organization of the Company set forth on the first page (the “State”) to the extent required to perform this Agreement.  The Company will advise the Fund in writing as to any requirements of State insurance law that affect the Designated Portfolios, and the Fund will be deemed to be in compliance with this Section 2.3 so long as the Fund complies with such advice of the Company.

2.4.      The Fund represents that it is a Massachusetts business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts and that the Designated Portfolios do and will comply in all material respects with all applicable provisions of the 1940 Act.

2.5.      The Underwriter represents and warrants that it is a member in good standing of FINRA and is registered as a broker-dealer with the SEC.  The Underwriter further represents that it will sell and distribute the shares of the Designated Portfolios in accordance with any applicable state and federal securities laws.

2.6.      The Adviser represents and warrants that it is and shall remain duly registered as an investment adviser under all applicable federal and state securities laws and that it shall perform its obligations for the Fund in compliance in all material respects with any applicable state and federal securities laws.

2.7.      The Fund, the Adviser and the Underwriter represent and warrant that all of their trustees, directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimum coverage as required currently by Rule 17g-1 of the 1940 Act or such related provisions as may be promulgated from time to time.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.8.      The Company represents and warrants that all of its directors, officers, employees, and other individuals or entities employed or controlled by the Company dealing with the money and/or securities of the Account are covered by a blanket fidelity bond or similar coverage for the benefit of the Account, in an amount not less than $10 million.  The aforesaid bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company.  The Company agrees to hold for the benefit of the Fund and to pay to the Fund any amounts lost from larceny, embezzlement or other events covered by the aforesaid bond to the extent such amounts properly belong to the Fund pursuant to the terms of this Agreement.  The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

2.9.      The Company represents and warrants that all shares of the Designated Portfolios purchased by the Company will be purchased on behalf of one or more unmanaged separate accounts that offer interests therein that are registered under the 1933 Act and upon which a registration fee has been or will be paid or that are unregistered because the interests are exempt from registration under the 1933 Act, and the Company acknowledges that the Fund intends to rely upon this representation and warranty for purposes of calculating SEC registration fees payable with respect to such Shares of the Designated Portfolios pursuant to Form 24F-2 or any similar form or SEC registration fee calculation procedure that allows the Fund to exclude Shares so sold for purposes of calculating its SEC registration fee.  The Company will certify the amount of any Shares of the Designated Portfolios purchased by the Company on behalf of any separate account offering interests not subject to registration under the 1933 Act.  The Company agrees to cooperate with the Fund on no less than an annual basis to certify as to its continuing compliance with this representation and warranty.

2.10.   The Company represents and warrants as follows:

                        1.  The Company has in place an anti-money laundering program (“AML program”) that does now and will continue to comply with applicable laws and regulations, including the relevant provisions of the USA PATRIOT Act (Pub. L. No. 107-56 (2001)) and the regulations issued thereunder by the U.S. Treasury Department and the rules of FINRA, as applicable.

                        2.  The Company has undertaken appropriate due diligence efforts to “know its customers” in accordance with all applicable anti-money laundering regulations in its jurisdiction including, where applicable, the Patriot Act.

2.11.    The Company will develop, implement and maintain policies and procedures reasonably designed to prevent the use of the Accounts by persons engaged in short-term trading or excessive trading.

In addition to the foregoing, the Company will develop, implement and maintain procedures as necessary or appropriate to further any specific policies and procedures of the Fund, the Adviser or the Underwriter for one or more Designated Portfolios in regard to short-term trading or excessive trading.        The Company agrees to comply with the provisions of Schedule D attached hereto, which are designed to carry out the provisions of Rule 22c-2 of the 1940 Act.

The Company acknowledges that  all orders accepted by the Company for the Accounts are subject to the obligations of the Company in this Section 2.11, including the obligation to develop, implement, and maintain policies and procedures reasonably designed to prevent the use of the Accounts for short-term trading or excessive trading, and that the Fund, the Adviser or the Underwriter may take such actions as  it deems to be in the best interests of shareholders of the Designated Portfolios to enforce such obligations and to otherwise prevent such trading in shares of the Designated Portfolios, including, among other things,  the right to revoke,  reject or cancel purchase orders for shares of the Designated Portfolios made by the Company.  Any such revocation, rejection or cancellation may be made in whole or in part, it being understood that  the Fund, the Adviser and the Underwriter are  not required to isolate objectionable trades.

The Fund, the Adviser  and the Underwriter shall not be responsible for any losses or costs incurred by the Company, the Account or Account participants as a result of the revocation, rejection or cancellation orders made by the Company  in furtherance of the enforcement of their policy to prevent short-term trading and excessive trading in shares of the Designated Portfolios.

          2.12.    The Company shall comply with any applicable privacy and notice provisions of 15 U.S.C. §§ 6801-6827 and any applicable regulations promulgated thereunder (including but not limited to 17 C.F.R. Part 248) as they may be amended.

2.13.    Neither the Fund, any Designated Portfolio, the Underwriter, nor any of their affiliates shall be liable for any information provided to the Company pursuant to this Agreement which information is based on incorrect information supplied by the Company to the Fund or the Underwriter.  The Company agrees that the Fund, the Underwriter and the Adviser shall bear no responsibility for any act of any unaffiliated fund made available by the Company in the Accounts, or the investment adviser or underwriter thereof.  Neither the Company nor any of its affiliates shall be liable for any information provided to the Fund, any Designated Portfolio, or the Underwriter pursuant to this Agreement which information is based on incorrect information supplied by the Fund, any Designated Portfolio, or the Underwriter.

2.14     The Fund represents and warrants that it will comply with the requirements of Rule 498 under the 1933 Act in connection with the offer and sale of Shares.  The Fund further represents and warrants that, to the extent that it provides the Company with summary prospectuses, it will maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act, such that the Fund may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

ARTICLE III.  Prospectuses and Proxy Statements; Voting

3.1.      The Underwriter shall provide the Company with as many copies of the Fund’s current prospectus (describing only the Designated Portfolios listed on Schedule B) as the Company may reasonably request.  To the extent that the Fund decides to provide the Company with summary prospectuses (as such term is defined in Rule 498 under the 1933 Act), it will still, at the Company’s request continue to provide the Company with the Fund’s statutory prospectus (as such term is defined in Rule 498) in accordance with this Article III.  If requested by the Company in lieu thereof, the Fund shall provide such documentation (including a final copy of the new prospectus on computer diskette or other electronic means at the Fund’s expense) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for a Designated Portfolio is amended) to have the prospectus for the Contracts and the prospectus for the Designated Portfolios printed together in one document.  The decision to have the prospectus for the Contracts and the prospectus for the Designated

Portfolios printed together in one document or in multiple documents is entirely in the discretion of the Company.  Expenses with respect to the foregoing shall be borne as provided under Article V.

3.2.      The Fund’s prospectus shall state that the current Statement of Additional Information (“SAI”) for the Fund is available from the Fund and the Fund shall provide a copy of such SAI to any owner of a Contract who requests such SAI and to the Company in such quantities as the Company may reasonably request.  Expenses with respect to the foregoing shall be borne as provided under Article V.

3.3.      The Fund shall provide the Company with copies of its proxy material, reports to shareholders, and other communications to shareholders of the Designated Portfolios in such quantity as the Company shall reasonably require for distributing to Contract owners.  Expenses with respect to the foregoing shall be borne as provided under Article V.

3.4.      To the extent required by Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or Rule 6e-2 or Rule 6e-3(T) thereunder, other applicable law, or by regulatory order, whenever the Fund shall have a meeting of shareholders of any series or class of shares, the Company shall:

(i)         solicit voting instructions from Contract owners;

(ii)        vote Fund shares held in each Account at such shareholder meetings in accordance with instructions received from Contract owners; and

(iii)       vote Fund shares held in each Account for which it has not received timely instructions in the same proportion as it votes the applicable series or class of Fund shares for which it has received timely instructions.  The Company reserves the right to vote shares of each Designated Portfolio held in any segregated asset account in its own right, to the extent permitted by law.

3.5.      The Fund reserves the right, upon prior written notice to the Company (given at the earliest practicable time), to take all actions, including but not limited to, the dissolution, termination, merger and sale of all assets of the Fund or any Designated Portfolio upon the sole authorization of the Board, to the extent permitted by the laws of the Commonwealth of Massachusetts and the 1940 Act.

3.6.      Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges as required by the Mixed and Shared Funding Exemptive Order.

3.7.      It is understood and agreed that, except with respect to information regarding the Fund, the Underwriter, the Adviser or Designated Portfolios provided in writing by the Fund, the Underwriter or the Adviser, none of the Fund, the Underwriter or the Adviser is responsible for the content of the prospectus or statement of additional information for the Contracts.

ARTICLE IV.  Sales Material and Information

4.1.      The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material that the Company develops or uses and in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named.  No such material shall be used until approved by the Fund or its designee, and the Fund will use its best efforts for it or its designee to review such sales literature or promotional material within ten Business Days after receipt of such material.  The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named, and no such material shall be used if the Fund or its designee so objects.

4.2.      The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus or SAI for the Fund Shares, as such registration statement and prospectus or SAI may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee or by the Underwriter, except with the permission of the Fund or the Underwriter or the designee of either.

4.3.      The Fund and the Underwriter, or their designee, shall furnish, or shall cause to be, furnished, to the Company, each piece of sales literature or other promotional material that it develops or uses and in which the Company, and/or its Account, is named.  No such material shall be used until approved by the Company, and the Company will use its best efforts to review such sales literature or promotional material within ten Business Days after receipt of such material.  The Company reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Company and/or its Account is named, and no such material shall be used if the Company so objects.

4.4.      The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), or SAI for the Contracts, as such registration statement, prospectus, or SAI may be amended or supplemented from time to time, or in published reports for the Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

4.5.      The Fund will provide to the Company at least one complete copy of any  prospectuses and SAIs, and all amendments to any of the above, that relate to the Designated Portfolio(s) reasonably promptly after the filing of such document(s) with the SEC or NASD or other regulatory authorities.   Upon request, the Fund will provide to the Company copies of SEC exemptive orders  and  no-action letters and sales literature and other promotional material that  relate to the Designated Portfolios and to the performance of this Agreement by the parties.

4.6.      The Company will provide to the Fund at least one complete copy of any  prospectuses (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act) and  SAIs,  and all amendments to any of the above, that relate to the Contracts or the Account reasonably promptly after the filing of such document(s) with the SEC or  NASD or other regulatory authorities.  Upon request, the Company will provide to the Fund copies of SEC exemptive orders  and  no-action letters, solicitations of voting instructions and sales literature and other promotional material that relate to the Contracts or the Account and the performance of this Agreement by the parties. The Company shall provide to the Fund and the Underwriter any complaints received from the Contract owners pertaining to the Fund or the Designated Portfolios.

4.7.      The Fund will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Designated Portfolio, and of any material change in the Fund’s registration statement, particularly any change resulting in a change to the registration statement or prospectus for any Account.  The Fund will work with the Company so as to enable the Company to solicit proxies from Contract owners, or to make changes to its prospectus or registration statement, in an orderly manner.  The Fund will make reasonable efforts to attempt to have changes affecting Contract prospectuses become effective simultaneously with the annual updates for such prospectuses.

4.8.      For purposes of this Article IV, the phrase “sales literature and other promotional materials” includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund:  advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, internet website (or other electronic media), telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, SAIs, shareholder reports, proxy materials, and any other communications distributed or made generally available with regard to the Fund.

ARTICLE V.  Fees and Expenses

5.1.      The Fund, the Adviser and the Underwriter shall pay no fee or other compensation to the Company under this Agreement, although the parties hereto will bear certain expenses in accordance with Schedule C and other provisions of this Agreement and the parties and/or their affiliates may enter into separate agreements with respect to Class B or Class B2 shares.

5.2.      All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund, except and as further provided in Schedule C.  The cost of setting the Fund’s prospectus in type, setting in type and printing the Fund’s proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices relating to the Fund required by any federal or state law, and all taxes on the issuance or transfer of the Fund’s Shares shall be borne by the parties hereto as set forth in Schedule C.

5.3.      The expenses of distributing the Fund’s prospectus to new and existing owners of Contracts issued by the Company and of distributing the Fund’s proxy materials and reports to Contract owners shall be borne by the parties hereto as set forth in Schedule C.

ARTICLE VI.  Diversification and Qualification

6.1.      The Fund represents and warrants that it will invest the assets of each Designated Portfolio in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions).  Without limiting the scope of the foregoing, the Fund represents and warrants that each Designated Portfolio has complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation §1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulations.  In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify the Company of such breach and (b) to adequately diversify the affected Designated Portfolio so as to achieve compliance within the grace period afforded by Treasury Regulation §1.817-5.

6.2.      The Fund represents that each Designated Portfolio is or will be qualified as a Regulated Investment Company under Subchapter M of the Code, and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provisions) and that it will notify the Company immediately upon having a reasonable basis for believing that a Designated Portfolio has ceased to so qualify or that it might not so qualify in the future.

6.3.      The Company represents that the Contracts are currently, and at the time of issuance shall be, treated as life insurance or annuity insurance contracts, under applicable provisions of the Code, and that it will make every effort to maintain such treatment, and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing the Contracts have ceased to be so treated or that they might not be so treated in the future.  The Company agrees that any prospectus offering a contract that is a “modified endowment contract” as that term is defined in Section 7702A of the Code (or any successor or similar provision), shall identify such contract as a modified endowment contract.

ARTICLE VII  .  Potential Conflicts

7.1.      The Board will monitor the Fund for the existence of any material irreconcilable conflict among the interests of the Contract owners of all separate accounts investing in the Fund.  An irreconcilable material conflict may arise for a variety of reasons, including:   (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations; (c) a tax ruling or provision of the Internal Revenue Code or the regulations thereunder; (d) any other development relating to the tax treatment of insurers, Contract or policy owners or beneficiaries of variable annuity contracts or variable life insurance policies; (e) the manner in which the investments of any Designated Portfolio are being managed; (f) a difference in voting instructions given by variable annuity contract holders, on the one hand, and variable life insurance policy owners, on the other hand, or by the contract holders or policy owners of different Participating Insurance Companies; or (g) a decision by a Participating Insurance Company to disregard the voting instructions of its

Contract owners.  The Board shall promptly inform the Company by written notice if it determines that an irreconcilable material conflict exists and the implications thereof.

7.2.      The Company and the Adviser will report any potential or existing conflicts of which it is aware to the Board.  The Company will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised.  This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owner voting instructions are disregarded.  At least annually, and more frequently if deemed appropriate by the Board, the Company shall submit to the Adviser, and the Adviser shall at least annually submit to the Board, such reports, materials and data as the Board may reasonably request so that the Board may fully carry out the obligations imposed upon it by the conditions contained in the Mixed and Shared Funding Exemptive Order; and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Board.  The responsibility to report such information and conflicts to the Board will be carried out with a view only to the interests of the Contract owners.

7.3.      If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested Board members), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including:  (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Designated Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

7.4.      If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund’s election, to withdraw the affected Account’s investment in any Designated Portfolio and terminate this Agreement with respect to such Account; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  The Company will bear the cost of any remedial action, including such withdrawal and termination.  Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of such Designated Portfolio.

7.5.      If a material irreconcilable conflict arises because a particular state insurance regulator’s decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account’s investment in the Fund and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  Until the end of the foregoing six month period, the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of such Designated Portfolios.

7.6.      For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts.  The Company shall not be required by Section 7.3 to establish a new funding medium for the Contract if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.  In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw an Account’s investment in any Designated Portfolio and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

7.7.      If and to the extent the Mixed and Shared Funding Exemption Order or any amendment thereto contains terms and conditions different from Sections 3.4, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement, then the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with the Mixed and Shared Funding Exemptive Order, and Sections 3.4, 3.6, 7.1, 7.2, 7.3, 7.4 and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in the Mixed and Shared Funding Exemptive Order or any amendment thereto.  If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 or any similar rule is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3 or any similar rule, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.6, 7.1., 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

8.1.      Indemnification By the Company

(a)        The Company agrees to indemnify and hold harmless the Fund, the Adviser and the Underwriter and each of its trustees, directors and officers, and each person, if any, who controls the Fund, the Adviser or Underwriter within the meaning of Section 15 of the 1933 Act or who is under common control with the Underwriter (collectively, the “Indemnified

Parties” for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)         arise out of or are based upon any untrue statement or alleged untrue statements of any material fact contained in the registration statement, prospectus (which shall include an offering memorandum, if any), or SAI for the Contracts or any insurance products sold by the Company or any insurance company which is an affiliate thereof, or contained in the Contracts or such insurance products or sales literature for the same (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Fund for use in the registration statement, prospectus or SAI for the Contracts or any such insurance products as described above or in the Contracts or such insurance products or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts, such insurance products or Fund Shares; or

(ii)        arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, SAI, or sales literature of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or its affiliates, agents or persons under the Company’s authorization or control, with respect to the sale or distribution of the Contracts or Fund Shares; or

(iii)       arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

                                                                                    (iv) arise out of or result from any material breach of any representation, warranty or agreement made by the Company in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification requirements specified in Article VI of this Agreement);

as limited by and in accordance with the provisions of Sections 8.1(b), 8.1(c) and 8.1(d) hereof.

(b)        The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties, or by reason of such Indemnified Party’s reckless disregard of its obligations or duties under this Agreement.

(c)        The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability that it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Company has been materially prejudiced by such failure to give notice.  In case any such action is brought against an Indemnified Party, the Company shall be entitled to participate, at its own expense, in the defense of such action.  The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action and to settle the claim at its own expense; provided, however, that no such settlement shall, without the Indemnified Parties’ written consent, include any factual stipulation referring to the Indemnified Parties or their conduct.  After notice from the Company to such party of the Company’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, but, in case the Company does not elect to assume the defense of any such suit, the Company will reimburse the Indemnified Parties in such suit, for the reasonable fees and expenses of any counsel retained by them.
(d)        The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.

8.2.      Indemnification by the Underwriter

(a)        The Underwriter agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)         arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the registration statement, prospectus or SAI for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund Shares; or

(ii)        arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, SAI or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund or Underwriter or their affiliates, agents or persons under their authorization or control, with respect to the sale or distribution of the Contracts or Fund Shares; or

(iii)       arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund or the Underwriter; or

(iv)       arise out of or result from any material breach of any representation, warranty or agreement made by the Underwriter, the Adviser or the Fund in this Agreement (including a failure of the Fund, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

as limited by and in accordance with the provisions of Sections 8.2(b), 8.2(c) and 8.2(d) hereof.

(b)        The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties, or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement.
(c)        The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Underwriter has been prejudiced by such failure to give notice.  In case any such action is brought against the Indemnified Party, the Underwriter will be entitled to participate, at its own expense, in the defense thereof.  The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action and to settle the claim at its own expense; provided, however, that no such settlement shall, without the Indemnified Parties’ written consent, include any factual stipulation to the Indemnified Parties or their conduct.  After notice from the Underwriter to such party of the Underwriter’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, but, in case the Underwriter does not elect to assume the defense of any such suit, the Underwriter will reimburse the Indemnified Parties in such suit, for the reasonable fees and expenses of any counsel retained by them.
(d)        The Indemnified Parties agree promptly to notify the Underwriter of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Contracts or the operation of the Account.

8.3.      Indemnification By the Fund

(a)        The Fund agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 8.3) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may be required to pay or may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages, liabilities or expenses (or actions in respect thereof) or settlements arise out of or result from any material breach of any representation, warranty or agreement made by the Fund in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement);
as limited by and in accordance with the provisions of Sections 8.3(b), 8.3(c) and 8.3(d) hereof.
(b)        The Fund shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties, or by reason of such Indemnified Party’s reckless disregard of obligations and duties either under this Agreement or to the Company, the Fund, the Adviser, the Underwriter or the Account, whichever is applicable.
(c)        The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent the Fund has been prejudiced by such failure to give notice.  In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof.  The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action and to settle the claim at its own expense; provided, however, that no such settlement shall, without the Indemnified Parties’ written consent include any factual stipulation referring to the Indemnified Parties or their conduct.  After notice from the Fund to such party of the Fund’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, but, in case the Fund does not elect to assume the defense of any such suit, the Fund will reimburse the Indemnified Parties in such suit, for the reasonable fees and expenses of any counsel retained by them.
(d)        The Indemnified Parties agree promptly to notify the Fund of the commencement of any litigation or proceeding against it or any of its respective officers or trustees in connection with the Agreement, the issuance or sale of the Contracts, the operation of any Account, or the sale or acquisition of Shares of the Fund.

ARTICLE IX.  Applicable Law

9.1.      This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts.

9.2.      This Agreement shall be subject to the applicable provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, any Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.  If, in the future, the Mixed and Shared Funding Exemptive Order should no longer be necessary under applicable law, then Article VII shall no longer apply.

ARTICLE X. Termination

10.1.    This Agreement shall continue in full force and effect until the first to occur of:

(a)        termination by any party, for any reason with respect to some or all Designated Portfolios, by three (3) months advance written notice delivered to the other parties; or
(b)        termination by the Company by written notice to the Fund, the Adviser and the Underwriter based upon the Company’s reasonable and good faith determination that Shares of any Designated Portfolio are not reasonably available to meet the requirements of the Contracts; or
(c)        termination by the Company by written notice to the Fund, the Adviser and the Underwriter in the event any of the Designated Portfolio’s Shares are not registered, issued or sold in accordance with applicable state and/or federal securities laws or such law precludes the use of such Shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

(d)        termination by the Fund, the Adviser or Underwriter in the event that formal administrative proceedings are instituted against the Company by FINRA, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding the Company’s duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund’s Shares; provided, however, that the Fund, the Adviser or Underwriter determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or
(e)        termination by the Company in the event that formal administrative proceedings are instituted against the Fund, the Adviser or Underwriter by FINRA, the SEC, or any state securities or insurance department or any other regulatory body; provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or Underwriter to perform its obligations under this Agreement; or
(f)         termination by the Company by written notice to the Fund, the Adviser and the Underwriter with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements specified in Article VI hereof, or if the Company reasonably believes that such Designated Portfolio may fail to so qualify or comply; or
(g)        termination by the Fund, the Adviser or Underwriter by written notice to the Company in the event that the Contracts fail to meet the qualifications specified in Article VI hereof; or
(h)        termination by any of the Fund, the Adviser or the Underwriter by written notice to the Company, if any of the Fund, the Adviser or the Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, insurance company rating or prospects since the date of this Agreement or is the subject of material adverse publicity; or
(i)         termination by the Company by written notice to the Fund, the Adviser and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that the Fund, the Adviser or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity, and that material adverse change or publicity will have a material effect on the Fund’s or the Underwriter’s ability to perform its obligation under this Agreement; or
(j)         termination by the Company upon any substitution of the Shares of another investment company or series thereof for Shares of a Designated Portfolio of the Fund in accordance with the terms of the Contracts, provided that the Company has given at least 45 days prior written notice to the Fund and Underwriter of the date of substitution; or
(k)        termination by any party in the event that the Fund’s Board of Trustees determines that a material irreconcilable conflict exists as provided in Article VII; or

(l)         at the option of the Company, as one party, or the Fund, the Adviser and the Underwriter, as one party, upon the other party’s material breach of any provision of this Agreement upon 30 days’ written notice and the opportunity to cure within such notice period; or
(m)       at the option of the Fund or the Adviser in the event the Contracts are not treated as life insurance or annuity contracts under applicable provisions of the Code.

10.2.    Notwithstanding any termination of this Agreement, the Fund and the Underwriter shall, at the option of the Company, continue, for a one year period from the date of termination and from year to year thereafter if deemed appropriate by the Fund and the Adviser,  to make available additional Shares of a Designated Portfolio pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”), unless the Underwriter requests that the Company seek an order in accordance with applicable law to permit the substitution of other securities for the shares of the Designated Portfolios. The Underwriter agrees to split the cost of seeking such an order, and the Company agrees that it shall reasonably cooperate with the Underwriter and seek such an order upon request.  Specifically, the owners of the Existing Contracts may be permitted to reallocate investments in the Designated Portfolios, redeem investments in the Designated Portfolios and/or invest in the Designated Portfolios upon the making of additional purchase payments under the Existing Contracts (subject to any such election by the Underwriter).  The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.  The parties further agree that this Section 10.2 shall not apply to any terminations under Section 10.1(d),(g) or (m) of this Agreement.

10.3.    The Company shall not redeem Fund Shares attributable to the Contracts (as opposed to Fund Shares attributable to the Company’s assets held in the Account) except (i) as necessary to implement Contract owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a “Legally Required Redemption”), (iii) as permitted by no-action letter or an order of the SEC pursuant to Section 26(c) of the 1940 Act, but only if a substitution of other securities for the Shares of the Designated Portfolios is consistent with the terms of the Contracts, or (iv) as permitted under the terms of the Contract.  Upon request, the Company will promptly furnish to the Fund and the Underwriter reasonable assurance that any redemption pursuant to clause (ii) above is a Legally Required Redemption.  Furthermore, except in cases where permitted under the terms of the Contacts, the Company shall not prevent Contract owners from allocating payments to a Designated Portfolio that is otherwise available under the Contracts without first giving the Fund or the Underwriter 45 days notice of its intention to do so.

10.4.    In the event of termination of this Agreement, (i) so long as Shares of the Fund are made available to Existing Contracts pursuant to Section 10.2, the provisions of this Agreement shall continue as to Existing Contracts; and (ii) each party’s obligations under Article VIII related to indemnification and under Section 12.1 of Article XII related to confidentiality shall survive termination regardless of whether Shares continue to be offered to Existing Contracts.

ARTICLE XI.  Notices

Any notice shall be sufficiently given when sent by registered or certified mail or overnight mail through a nationally-recognized delivery service to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Fund:

DWS Variable Series I

DWS Variable Series II

DWS Investments VIT Funds
Two International Place

Boston, MA 02110-4103
Attn.:  Secretary

If to the Company:

[Insert Address/Contact]

If to Underwriter:

DWS Investments Distributors, Inc.
            Two International Place
            Boston, MA 02110-4103
            Attn.:  Secretary

If to the Adviser:

Deutsche Investment Management Americas Inc.

Two International Place

Boston, MA 02110-4103

Attn.: Secretary

ARTICLE XII.  Miscellaneous

12.1.    Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information has come into the public domain.

12.2.    The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

12.3.    This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

12.4.    If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

12.5.    Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.  Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the State Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of the Company are being conducted in a manner consistent with the State variable annuity laws and regulations and any other applicable law or regulations.

12.6.    The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

12.7.    This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.

12.8.    The Company shall furnish, or shall cause to be furnished, to the Fund or its designee upon request copies of the following reports:

(a)        the Company's annual statement (prepared under statutory accounting principles) and annual report (prepared under generally accepted accounting principles) filed with any state or federal regulatory body or otherwise made available to the public, as soon as practicable and in any event within 90 days after the end of each fiscal year; and

(b)        any registration statement (without exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulatory, as soon as practicable after the filing thereof.

12.9.All persons are expressly put on notice of the Fund’s Agreement and Declaration of Trust and all amendments thereto, all of which are on file with the Secretary of the Commonwealth of Massachusetts, and the limitation of shareholder and trustee liability contained therein.  This Agreement has been executed by and on behalf of the Fund by its representatives as such representatives and not individually, and the obligations of the Fund with respect to a Designated Portfolio hereunder are not binding upon any of the trustees, officers or shareholders of the Fund individually, but are binding upon only the assets and property of such Designated Portfolio.  All parties dealing with the Fund with respect to a Designated Portfolio shall look solely to the assets of such Designated Portfolio for the enforcement of any claims against the Fund hereunder.

12.10.  The Company is expressly put on notice that prospectus disclosure regarding the potential risks of mixed and shared funding may be appropriate.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date first above written.

COMPANY:                                                   [NAME]

                                                                        By:

                                                                        Title:

FUND:                                                             DWS VARIABLE SERIES I

                                                                        By:

                                                                        Title:

                                                                        DWS VARIABLE SERIES II

                                                                        By:

                                                                        Title:

                                                                        DWS INVESTMENTS VIT FUNDS

                                                                        By:

                                                                        Title:

UNDERWRITER:                                            DWS INVESTMENTS DISTRIBUTORS, INC.

                                                                        By:

                                                                        Title:

                                                                        By:

                                                                        Title:

ADVISER:                                                       DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

                                                                        By:

                                                                        Title:

                                                                        By:

                                                                        Title:

SCHEDULE A

Name of Separate Account and Date Established by Board of Directors

Contracts Funded by Separate Account

SCHEDULE B

DESIGNATED PORTFOLIOS

AND CLASSES THEREOF

Designated Portfolios.  Class A shares only.

A.        DWS Variable Series I

            DWS Capital Growth VIP

            DWS Global Opportunities VIP

            DWS Growth & Income VIP

            DWS Health Care VIP

            DWS International VIP

            DWS Bond VIP

B.         DWS Variable Series II

            DWS Blue Chip VIP

            DWS Core Fixed Income VIP
            DWS Global Thematic VIP

            DWS Government & Agency Securities VIP

            DWS High Income VIP

            DWS International Select Equity VIP

            DWS Large Cap Value VIP

            DWS Mid Cap Growth VIP

            DWS Money Market VIP

            DWS Small Cap Growth VIP

            DWS Strategic Income VIP

            DWS Technology VIP

            DWS Balanced VIP
            DWS Dreman High Return Equity VIP

            DWS Dreman Small Mid Cap Value VIP

C.        DWS Investments VIT Funds

            DWS Equity 500 Index VIP

            DWS VIT Small Cap Index VIP

SCHEDULE C

EXPENSES

ITEM	FUNCTION	PARTY RESPONSIBLE FOR EXPENSE
FUND PROSPECTUS
Update	Typesetting	Fund
New Sales:	Printing Distribution	Company Company
Existing Owners:	Printing Distribution	Fund Fund
STATEMENTS OF ADDITIONAL INFORMATION	Same as Prospectus
PROXY MATERIALS OF THE FUND	Typesetting Printing Distribution	Fund Fund Fund
ANNUAL REPORTS AND OTHER COMMUNICATIONS WITH SHAREHOLDERS OF THE FUND
All	Typesetting	Fund
Marketing [1]	Printing Distribution	Company Company
Existing Owners:	Printing Distribution	Fund Fund
OPERATIONS OF FUND

All operations and related expenses, including the cost of registration and qualification of the Fund’s shares, preparation and filing of the Fund’s prospectus and registration statement, proxy materials and reports, the preparation of all statements and notices required by any federal or state law and all taxes on the issuance of the Fund’s shares, and all costs of management of the business affairs of the Fund.

Fund

[1]Solely as it relates to the contracts listed on Schedule A, as it is attached to the same Agreement as this Schedule C.

SCHEDULE D

RULE 22C-2 PROVISIONS

1.  Agreement to Provide Information.  The Company agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”) and the Contract owner number or participant account number, if known, of any or all Owners underlying an Account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Account maintained by the Company during the period covered by the request.  Unless otherwise specifically requested by the Fund, the Company shall only be required to provide information relating to Owner-Initiated Transfer Purchases or Owner-Initiated Transfer Redemptions.

2.  Period Covered by Request.  Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

3.  Form and Timing of Response.

(a)  Company agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in paragraph 1 above.  If requested by the Fund or its designee, Company agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in paragraph 1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in paragraph 1 for those Contract Owners who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund.  Company additionally agrees to inform the Fund whether it plans to perform (i) or (ii).

(b)   Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.

(c)    To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format

4.  Limitations on Use of Information.  The Fund agrees not to use the information received pursuant to this Schedule D for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

5.  Agreement to Restrict Trading.  Company agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Contract Owner that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Company’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.  Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Owner-Initiated Transfer Purchases or Owner-Initiated Transfer Redemptions that are effected directly or indirectly through Company.  Instructions must be received by Company at the  address set forth in this Agreement, or such other address that Company may communicate to Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number.

6.  Form of Instructions.  Instructions must include the TIN, ITIN, or GII and the specific individual Contract Owner number or participant account number associated with the Contract Owner, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place.  If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Contract Owner is not known, the instructions must include an equivalent identifying number of the Contract Owner(s) or account(s) or other agreed upon information to which the instruction relates.

7.  Timing of Response.  Company agrees to execute instructions from the Fund to restrict or prohibit trading as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Company.

8.  Confirmation by Company.  Company must provide written confirmation to the Fund that instructions from the Fund to restrict or prohibit trading have been executed.  Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

9.  Construction of the Agreement; Fund Participation Agreement.  The parties have entered into a Fund Participation Agreement between or among them for the purchase and redemption of shares of the Funds by the Accounts in connection with the Contracts and this Schedule D is a part thereof.  To the extent the terms of this Schedule D conflict with the remainder of the terms of the Fund Participation Agreement, the terms of this Schedule D shall control.

10.    Definitions.  As used in this Schedule D, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Company” shall mean the Company as defined under the Fund Participation Agreement.

The term “Fund” shall mean the Fund and any Designated Portfolio as defined under the Fund Participation Agreement and includes (i) an investment adviser to or administrator for the Fund; (ii) the principal underwriter or distributor for the Fund; or (iii) the transfer agent for the Fund.  The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.*

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Company.

The term “Owner” means the holder of interests in a variable annuity or variable life insurance contract issued by the Company (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a contract.

The term “Owner-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Contract Owner that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

The term “Owner-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Contract Owner that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “written” includes electronic writings and facsimile transmissions.

The term “purchase” does not include the automatic reinvestment of dividends.

The term “promptly” as used in paragraph 3(a) shall mean as soon as practicable but in no event later than ten business days from the Company’s receipt of the request for information from the Fund or its designee.

* As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

FUND PARTICIPATION AGREEMENT

THIS FUND PARTICIPATION AGREEMENT (“Agreement”) made as of the ____day of _______, 2011, by and between Eaton Vance Variable Trust (the “Trust”), a Massachusetts business trust, on its behalf and on behalf of each separate investment series thereof, whether existing as of the date above or established subsequent thereto, (each a “Portfolio” and collectively, the “Portfolios”), Eaton Vance Distributors, Inc. (the “Distributor”), and Midland National Life Insurance Company (the “Company”), a life insurance company organized under the laws of the State of Iowa.

WHEREAS, the Trust is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “‘40 Act”), as an open-end, diversified management investment company; and has an effective registration statement relating to the offer and sale of the various series of its shares under the Securities Act of 1933, as amended (the “‘33 Act”);

WHEREAS, the Trust is organized as a series fund comprised of separate investment series, namely the Portfolios; and

WHEREAS, the Trust was organized to act as the funding vehicle for certain variable life insurance and/or variable annuity contracts (“Variable Contracts”) offered by life insurance companies through separate accounts of such life insurance companies (the “Participating Insurance Companies”) and also offers its shares to certain qualified pension and retirement plans (the “Qualified Plans”), Eaton Vance Management (“EVM”) and affiliated advisers to the Trust and any other person permitted to hold shares of the Trust pursuant to applicable Treasury regulations and the Mixed and Shared Funding Exemptive Order (defined below); and

WHEREAS, the Trust has obtained, or warrants and agrees that prior to any issuance or sale of shares it will obtain an order from the SEC, granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the ‘40 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Trust to be sold to and held by Qualified Plans and by variable annuity and variable life insurance separate accounts of Participating Insurance Companies that may or may not be affiliated with one another (the “Mixed and Shared Funding Exemptive Order”); and

WHEREAS, the Company has established or will establish one or more separate accounts (“Separate Accounts”) to offer Variable Contracts and is desirous of having the Trust as one of the underlying funding vehicles for such Variable Contracts; and

WHEREAS, the Distributor is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, (the “‘34 Act”) as amended, and acts as the Trust’s principal underwriter; and

WHEREAS, EVM, a Massachusetts business trust, which serves as investment adviser to the Trust, is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, any applicable state securities laws; and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares of the Trust to fund the aforementioned Variable Contracts and the Trust is authorized to sell such shares to the Company at net asset value (“NAV”).

NOW, THEREFORE, in consideration of their mutual promises, the Company, the Trust, and the Distributor agree as follows:

Article I.  Sale of Trust Shares

1.1       The Trust hereby appoints the Company as an agent of the Trust for the limited purpose of receiving purchase and redemption requests on behalf of the Separate Account (but not with respect to any Trust shares that may be held in the general Separate Account of the Company) for shares of those Portfolios made available hereunder, based on allocations of amounts to the Separate Account or sub Accounts thereof under the Variable Contracts and other transactions relating to the Variable Contracts or the Separate Account.  The Trust agrees to make shares of the Trust (“Shares”) available to the Separate Accounts of the Company for investment of purchase payments of Variable Contracts allocated to the designated Separate Accounts as provided in the Trust’s then current prospectus and statement of additional information.  The Company agrees to purchase and redeem the Shares of the Portfolios offered by the then current prospectus and statement of additional information of the Trust in accordance with the provisions of such prospectus and statement of additional information.

1.2       The Trust agrees to sell to the Company those Shares of the selected Portfolios of the Trust which the Company orders, executing such orders on a daily basis at the NAV next computed after receipt by the Trust or its designee of the order for the Shares of the Fund.  For purposes of this Section 1.2, the Company shall be the designee of the Trust for receipt of such orders from the designated Separate Account and receipt by such designee shall constitute receipt by the Trust; provided that the Company receives the order by 4:00 p.m. Eastern time (or other applicable closing time of the New York Stock Exchange).  “Business Day” shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its NAV pursuant to the rules of the SEC.  Notwithstanding the foregoing, the directors of the Trust may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the directors of the Trust acting in good faith and in light of their fiduciary duties under federal laws, necessary in the best interests of the shareholders of that Portfolio.

1.3       The Trust agrees to redeem on the Company’s request, any full or fractional Shares of the Fund held by the Company, executing such requests on a daily basis at the NAV next computed after receipt by the Trust or its designee of the request for redemption, in accordance with the provisions of this agreement and the Trust’s then current registration statement.  For purposes of this Section 1.3, the Company shall be the designee of the Trust for receipt of requests for redemption from the designated Separate Account and receipt by such designee shall constitute receipt by the Trust provided that the Company receives the request for redemption by 4:00 p.m. Eastern time (or other applicable closing time of the New York Stock Exchange).

1.4              The Trust shall furnish notice to the Company of any income dividends or capital gain distributions payable on the Shares of any Portfolios of the Trust as soon as reasonably practicable. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio’s Shares in additional Shares of the Portfolio. The Trust shall notify the Company or its designee of the number of Shares so issued as payment of such dividends and distributions.

1.5              The Trust shall make the NAV per share for the selected Portfolios available to the Company on a daily basis, via a mutually agreeable form, as soon as reasonably practicable after the NAV per share is calculated but shall use its best efforts to make such NAV available by 6:30 p.m. Eastern time.  In the event the Trust is unable to make the 6:30 p.m. deadline stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of shares.  Such additional time shall be equal to the additional time which the Trust takes to make the net asset value available to the Company.  Any material error in the calculation or reporting of the net asset value per share shall be reported immediately upon discovery to the Company.  In such event the Company shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct net asset value per share and the Trust shall bear the cost of correcting such errors. Any error of a lesser amount shall be corrected in the next Business Day’s net asset value per share.

1.6       Each purchase, redemption and exchange order placed by the Company shall be placed separately for each Portfolio.  However, with respect to payment of the purchase price by the Company and of redemption proceeds by the Trust, the Company and the Trust shall net purchase and redemption orders with respect to each Portfolio and shall transmit one net payment for all of the Portfolios.

1.7       If the Company’s order requests the purchase of Fund Shares, the Company shall pay for such purchase by wiring federal funds to the Fund or its designated custodial account on the day the order is transmitted by the Company.  If the Company’s order requests a net redemption resulting in a payment of redemption proceeds to the Company, the Fund shall wire the redemption proceeds to the Company by the next Business Day.

1.8       The Trust agrees that all Shares of the Portfolios of the Trust will be sold only to Participating Insurance Companies which have agreed to participate in the Trust to fund their Separate Accounts and/or to Plans, all in accordance with the requirements of Section 817(h) of the Code and Treasury Regulation §1.817‑5, certain qualified pension and retirement plans, EVM and affiliated advisers to the Trust and any other person permitted to hold shares of the Trust pursuant to applicable Treasury regulations and the Mixed and Shared Funding Exemptive Order.  Shares of the Portfolios of the Trust will not be sold directly to the general public.

1.9       As described in Section 1.2 above, the Trust may refuse to sell Shares of any Portfolios to any person, or suspend or terminate the offering of the Shares of any Portfolios if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board of Trustees of the Trust (the “Board”), deemed necessary, desirable or appropriate.   Without limiting the foregoing, it has been determined that there is a significant risk that the Fund and its shareholders may be adversely affected by short-term or excessive trading activity, particularly activity used to try and take advantage of short-term swings in the market.  Accordingly, the Trust reserves the right to reject any purchase order, including those purchase orders with respect to shareholders or accounts whose trading has been or may be disruptive to the Trust or that may otherwise adversely affect the Trust.  The Company agrees to use its reasonable best efforts to render assistance to, and to cooperate with, the Trust to achieve compliance with the Trust’s policies and restrictions on short-term or excessive trading activity as they may be amended from time to time, or to the extent required by applicable regulatory requirements.

1.10          Issuance and transfer of Portfolio Shares will be by book entry only.  Stock certificates will not be issued to the Company or the Separate Accounts.  Shares ordered from Portfolios will be recorded in appropriate book entry titles for the Separate Accounts.

Article II. Owner Transaction Information

2.1       The Company agrees to provide to the Trust or its designee, upon request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), if known, of any or all Owners underlying an Account and the amount, date, name or other identifier of any investment professional(s) associated with such Owners (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Account maintain by the Company during the period covered by the request (the “Information”).    Unless otherwise specifically requested by the Distributor, the Company shall only be required to provide information relating to Owner-Initiated Transfer Purchases or Owner-Initiated Transfer Redemptions.

            (i)         Requests for Information must set forth a specific period, not to exceed ninety (90) business days from the date of the most recent calendar month-end preceding the request, for which Information is sought.  The Trust or its designee may request Information older than ninety (90) business days from the date of the request as they deem necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Trust.  Trust requests for Owner information shall be made no more frequently than quarterly except as the Trust deems necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the shares issued by the Trust.

            (ii)        In accordance with the preceding paragraph, the Company agrees to transmit the Information to the Trust or its designee promptly, but in any event not later than five (5) business days, after receipt of a request for Information or after the last day of a period for which the Information has been requested, unless mutually agreed upon otherwise by the parties.  If requested by the Trust or its designee, the Company agrees to use reasonable efforts to determine promptly whether any specific person about whom it has received Information is itself a financial intermediary (“Indirect Intermediary”) and, upon further request of the Trust or its designee, promptly either: (i) provide or arrange to provide to the Trust or its designee the Information and any other information required to be provided by law, rule, or regulation for those Owners who hold accounts with an Indirect Intermediary; or (ii)  restrict or prohibit the Indirect Intermediary from purchasing Shares in nominee name on behalf of other persons.  The Company agrees to inform the Trust or its designee whether the Company will perform (i) or (ii).  For purposes of this paragraph, an “Indirect Intermediary” has the same meaning as provided in Rule 22c-2 under the ‘40 Act (“Rule 22c-2”);

            (iii)       To the extent practicable, the format for any Information provided to the Trust should be consistent with the NSCC’s Standardized Data Reporting Format, or if not practicable, in an alternative format mutually agreed upon by the parties; and

            (iv)       The Distributor and the Trust agree not to use the information received under this Article II for marketing or any other similar purpose and will only use the information as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

2.2       The Company agrees to execute instructions from the Trust or its designee (“Instructions”) to restrict or prohibit further purchases or exchanges of Shares by Owners that have been identified by the Trust or a designee as having engaged in transactions in Shares (directly or indirectly through the Account) that may violate the Trust’s policies regarding short term or excessive trading activity.  Unless otherwise directed by the Distributor, any such restrictions or prohibitions shall only apply to Owner-Initiated Transfer Purchases or Owner-Initiated Transfer Redemptions that are effected directly or indirectly through the Company.  The Trust or its designee will include in the Instructions the TIN, ITIN, or GII, if known, and the specific restriction(s) to be implemented, including how long the restriction(s) is to remain in place.  If the TIN, ITIN, or GII, is not known, the Instructions must include an equivalent identifying number of the Owners or other agreed upon information to which the Instructions relate.  In addition, the Company agrees as follows:

            (i)         To implement Instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the Instructions by the Company; and

            (ii)        To provide confirmation to the Trust in a mutually agreed upon format that Instructions have been implemented.  The Company agrees to provide confirmation as soon as is reasonably practicable, but not later than ten (10) business days after the Instructions have been implemented.

2.3       For the purpose of this Article 2:

            (i)         The term “Trust” does not include any “excepted funds” as defined in Rule 22c.

            (ii)        The term “Shares” means the interests of Owners corresponding to the redeemable securities of record issued by the Funds under the 1940 Act that are held by the Company.

            (iii)       The term “Owner” means the beneficial Owner of Shares, whether the Shares are held directly or by the Company in nominee name.

            (iv)       The term “Owner-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Owner that results in a transfer of assets within a Variable Contract to a Portfolio, but does not include transactions that are executed:  (i) automatically pursuant to a Variable Contractual or systematic program or enrollment such as a transfer of assets within a Variable Contract to a Portfolio as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Variable Contract death benefit; (iii) as a result of a one-time step-up in Variable Contract value pursuant to a Variable Contract death benefit; (iv) as a result of an allocation of assets to a Portfolio through a Variable Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Variable Contract; or (v) pre-arranged transfers at the conclusion of a required “free look” period.

            (v)        The term “Owner-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Owner that results in a transfer of assets within a Variable Contract out of a Portfolio, but does not include transactions that are executed:  (i) automatically pursuant to a Variable Contractual or systematic program or enrollments such as transfers of assets within a Variable Contract out of a Portfolio as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Variable Contract; (iii) within a Variable Contract out of a Portfolio as a result of scheduled withdrawals or surrenders from a Variable Contract; or (iv) as a result of payment of a death benefit from a Variable Contract.

Article III. Fees and Expenses

3.1       Except as otherwise provided under this Agreement, the Trust and the Distributor shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to the Fund or the Distributor, except as made a part of this Agreement as it may be amended from time to time with the mutual consent of the parties hereto.  All expenses incident to performance by each party of its respective duties under this Agreement shall be paid by that party, unless otherwise specified in this Agreement

Article IV.  Representations and Warranties

4.1       The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of Iowa and that it has legally and validly established each Separate Account as a segregated asset account under such laws.

4.2       The Company represents and warrants that it has registered or, prior to any issuance or sale of the Variable Contracts, will register each Separate Account as a unit investment trust

(“UIT”) in accordance with the provisions of the ‘40 Act and cause each Separate Account to remain so registered to serve as a segregated asset account for the Variable Contracts, unless an exemption from registration is available.

4.3       The Company represents and warrants that the Variable Contracts will be registered under the ‘33 Act unless an exemption from registration is available prior to any issuance or sale of the Variable Contracts and that the Variable Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws and further that the sale of the Variable Contracts shall comply in all material respects with state insurance law suitability requirements. The Company agrees to notify the Trust promptly of any investment restrictions imposed by state insurance law applicable to the Trust to the extent that the Company becomes aware of any such investment restrictions.

4.4       The Company represents and warrants that the Variable Contracts are currently and at the time of issuance will be treated as life insurance, endowment or annuity contracts under applicable provisions of the Code, that it will maintain such treatment and that it will notify the Trust immediately upon having a reasonable basis for believing that the Variable Contracts have ceased to be so treated or that they might not be so treated in the future.

4.5       The Trust represents and warrants that it is duly organized and validly existing under the laws of the Commonwealth of Massachusetts.

4.6       The Trust and the Distributor represent and warrant that the Portfolio Shares offered and sold pursuant to this Agreement will be registered under the ‘33 Act and sold in accordance with all applicable federal and state laws, and that the Trust shall be registered under the ‘40 Act prior to and at the time of any issuance or sale of such Shares.  The Trust represents and warrants that it does and will comply in all material respects with the ‘40 Act and the rules and regulations thereunder.  The Trust shall amend its registration statement under the ‘33 Act and the ‘40 Act from time to time as required in order to effect the continuous offering of its Shares.  The Fund shall register and qualify its Shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust.

4.7       The Trust represents and warrants that it will invest the assets of each Portfolio in such a manner as to ensure that the Variable Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions).  Without limiting the scope of the foregoing, the Trust represents and warrants that each Portfolio will comply with the diversification requirements set forth in Section 817(h) of the Code, and the rules and regulations thereunder, including without limitation Treasury Regulation §1.817-5, and will notify the Company immediately upon having a reasonable basis for believing any Portfolio has ceased to comply or might not so comply and will immediately take all reasonable steps to adequately diversify the Portfolio to achieve compliance within the grace period afforded by Treasury Regulation §1.817-5.  Upon request, the Fund shall provide Company a certification of its compliance with Section 817(h) of the Code and Treasury Regulation 1.817-5 within thirty (30) days of the end of each calendar quarter.

4.8       The Fund represents and warrants that each Portfolio is currently qualified as a “regulated investment company” under Subchapter M of the Code, and that it will make every effort to maintain each Portfolio’s qualification (under Subchapter M or an successor or similar provision) and will notify the Company immediately upon having a reasonable basis for believing it has ceased to so qualify or might not so qualify in the future.

4.9       The Distributor represents that it is and warrants that it shall remain duly registered as a broker-dealer under all applicable federal and state securities laws and agrees that it shall perform is obligations for the Trust in compliance in all material respects with the laws of the Commonwealth of Massachusetts and any applicable state and federal securities laws. The Distributor further represents that it is a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

4.10     The Trust represents and warrants that all its directors, trustees, officers, employees, and other individuals/entities who deal with the money and/or securities of the Trust are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than that required by Rule 17g-1 under the ‘40 Act.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

4.11     The Company represents and warrants that all of its employees and agents who deal with the money and/or securities of the Trust are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage in an amount not less than that required to be maintained by entities subject to the requirements of Rule 17g-1 of the ‘40 Act.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

4.12     Each of the Trust and the Company represents and warrants that, in connection with any use of summary prospectuses, as such term is defined in Rule 498 under the ‘33 Act, for the Portfolios, it will comply with Rule 498.  The Trust further represents and warrants that, to the extent that it provides the Company with summary prospectuses, it will maintain a website that is in compliance with all applicable requirements of Rule 498, such that the Trust may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

Article V.  Prospectus and Proxy Statements

5.1       The Trust shall prepare and be responsible for filing with the SEC and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Portfolios.

5.2       At least annually, the Trust or its designee shall provide the Company, free of charge, in portable document format (i.e.,  PDF) only (or other electronic means as agreed to by the Distributor and the Company) the current statutory prospectus and summary prospectus (if requested by Company) for the Shares of the Portfolios as the Company may reasonably request for distribution to existing Owners whose Variable Contracts are funded by such Shares.  As used in this Agreement, the terms “statutory prospectus” and “summary prospectus” shall have the meanings given to them in Rule 498 under the ’33 Act.  The Trust or its designee shall also provide the Company in PDF only the current prospectus for the Shares as the Company may reasonably request for distribution to prospective purchasers of Variable Contracts.  If requested by the Company the Trust or its designee shall provide such documentation in PDF and such other assistance as is reasonably necessary in order for the parties hereto once a year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Variable Contracts and the prospectus for the Trust Shares and any other fund shares offered as investments for the Variable Contracts printed at the Company’s expense together in one document, provided however that the Company shall ensure that, except as expressly authorized in writing by the Trust, no alterations, edits or changes whatsoever are made to prospectuses or other Trust documentation after such documentation has been furnished to the Company or its designee, and the Company shall assume liability for any and all alterations, errors or other changes that occur to such prospectuses or other Trust documentation after it has been furnished to the Company or its designee.  The decision to print the prospectus for the Variable Contracts, the prospectus for the Trust Shares, and the prospectuses for any other fund shares offered as investments for the Variable Contracts in one or in multiple documents shall be solely within the Company’s discretion.

5.3       The Trust, at the Trust’s expense, shall provide the Company with copies of the Trust’s proxy statements, Trust reports to shareholders, and other Trust communications to shareholders in PDF in such quantity as the Company shall reasonably require for distributing to Owners.  Alternatively and in lieu thereof, the Company may elect to print at its own expense any of the Trust’s proxy statements, Trust reports to shareholders, and other Trust communications to shareholders.

5.4       Upon reasonable request, the Trust will provide the Company with at least one complete PDF copy of all prospectuses, statements of additional information, annual and semi-annual reports, proxy statements, and all amendments or supplements to any of the above that relate to the Portfolios after the filing of each such document with the SEC or other regulatory authority.

Article VI.  Sales Materials

6.1       The Company will furnish, or will cause to be furnished, to the Trust or the Distributor, each piece of sales literature or other promotional material in which the Trust, the Distributor or any affiliate thereof is named, at least five (5) business days prior to its intended use.  No material shall be used if the Trust or its designee reasonably objects to such use within five (5) Business Days after receipt of such material.

6.2       The Trust or the Distributor will furnish, or will cause to be furnished, to the Company, each piece of sales literature or other promotional material in which the Company or its Separate Accounts are named, at least five (5) business days prior to its intended use.  No material shall be used if the Trust or its designee reasonably objects to such use within five (5) Business Days after receipt of such material.

6.3       Except with the express, prior permission of the Company, neither the Trust nor the Distributor shall give any information or make any representations on behalf of the Company or concerning the Company, the Separate Accounts, or the Variable Contracts other than the information or representations contained in the registration statement or prospectus for such Variable Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports of the Separate Accounts for distribution to Owners of such Variable Contracts, or in sales literature or other promotional material approved by the Company or its designee.  Neither the Trust nor the Distributor shall give such information or make such representations or statements in a context that causes the information, representations or statements to be false or misleading.

6.4       Except with the express, prior permission of the Trust or the Distributor, neither the Company nor its affiliates or agents shall give any information or make any representations or statements on behalf of the Trust, the Distributor or any affiliate thereof or concerning the Trust, the Distributor or any affiliate thereof, other than the information or representations contained in the registration statements or prospectuses for the Trust, as such registration statements and prospectuses may be amended or supplemented from time to time, or in reports to shareholders or proxy statements for the Trust, or in sales literature or other promotional material approved by the Trust or the Distributor or designee thereof.  Neither the Company nor its affiliates or agents shall give such information or make such representations or statements in a context that causes the information, representations or statements to be false or misleading.

6.5       For purposes of this Agreement, the phrase “sales literature or other promotional material” or words of similar import include, without limitation, advertisements (such as material published, or designed for use, in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures or other public media), sales literature (such as any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, or reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, registration statements, prospectuses, statements of additional information, shareholder reports and proxy materials, and any other material constituting sales literature or advertising under the National Association of Securities Dealers, Inc. or FINRA rules, the ‘40 Act or the ‘33 Act.

Article VII. Potential Conflicts

7.1       The parties acknowledge that the Trust has received the “Mixed and Shared Funding Exemptive Order which requires the Trust and each Participating Company and Plan to comply with conditions and undertakings substantially as provided in this Article.

7.2       The Trust’s Board will monitor each Portfolio for the existence of any material irreconcilable conflict between and among the interests of the Owners of all Participating Companies and of Plan Participants and Plans investing in the Portfolio, and determine what action, if any, should be taken in response to such conflicts.  An irreconcilable material conflict may arise for a variety of reasons, which may include: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no action or interpretative letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Portfolios are being managed; (e) a difference in voting instructions given by variable annuity and variable life insurance contract Owners; (f) a decision by a Participating Insurance Company to disregard the voting instructions of Owners and (g) if applicable, a decision by a Plan to disregard the voting instructions of plan participants.  The Board shall have sole authority to determine whether an irreconcilable material conflict exists and its determination shall be binding upon Company.

7.3       The Company will report promptly any potential or existing conflicts of which it is aware to the Board.  The Company will be obligated to assist the Board in carrying out its duties and responsibilities under the Mixed and Shared Funding Exemptive Order by providing the Board with all information reasonably necessary for and requested by the Board to consider any issues raised.

7.4       If a majority of the Board, or a majority of its disinterested Board members, determines that a material irreconcilable conflict exists with regard to contract Owner investments in the Trust, the Board shall give prompt notice of the conflict and the implications thereof to all Participating Companies and Plans.  If the Board determines that the Company is a relevant Participating Company or Plan with respect to said conflict, the Company shall at its sole cost and expense, and to the extent reasonably practicable (as determined by a majority of the disinterested Board members), take such action as is necessary to remedy or eliminate the irreconcilable material conflict.  Such necessary action may include but shall not be limited to: (a) withdrawing the assets allocable to some or all of the Separate Accounts from the Trust or any Portfolio thereof and reinvesting those assets in a different investment medium, which may include another Portfolio of the Trust, or another investment company; (b) submitting the question as to whether such segregation should be implemented to a vote of all affected Owners and as appropriate, segregating the assets of any appropriate group (i.e., variable annuity or variable life insurance contract Owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Owners the option of making such a change; and (c) establishing a new registered management investment company (or series thereof) or managed separate account and obtaining any necessary approvals or orders of the SEC in connection therewith.

7.5       If a material irreconcilable conflict arises because of the Company’s decision to disregard Owner voting instructions, and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the election of the Trust to withdraw the Separate Account’s investment in the Trust, and terminate this Agreement with respect to such Separate Account; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  Until such termination, the Trust shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Portfolio.  No charge or penalty will be imposed as a result of such withdrawal and termination.  The responsibility to take such remedial action shall be carried out with a view only to the interests of the Owners.

7.6       For the purposes of this Article, a majority of the disinterested members of the Board shall determine whether or not any proposed action adequately remedies any irreconcilable material conflict but in no event will the Portfolio(s) or its investment adviser (or any other investment adviser of the Portfolio) be required to establish a new funding medium for any Variable Contract.  Further, the Company shall not be required by this Article to establish a new funding medium for any Variable Contracts if any offer to do so has been declined by a vote of a majority of Owners materially and adversely affected by the irreconcilable material conflict.

7.6       The Board’s determination of the existence of an irreconcilable material conflict and its implications shall be made known promptly and in writing to the Company.

7.7       No less than annually, the Company shall submit to the Board such reports, materials or data as the Board may reasonably request so that the Board may fully carry out its obligations.  Such reports, materials, and data shall be submitted more frequently if deemed appropriate by the Board.

7.8       If and to the extent that the SEC promulgates new rules or regulations with respect to mixed or shared funding on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then the Trust and/or the Participating Insurance Companies as appropriate, shall take such steps as may be necessary to comply with such rules and regulations, as adopted, to the extent such rules are applicable.

7.9       The Company acknowledges it has been advised by the Trust that it may be appropriate for the Company to disclose the potential risks of mixed and shared funding in prospectuses or other applicable disclosure documents.

Article VIII. Voting

8.1       To the extent required by Section 12(d)(1)(E)(iii)(aa) of the ‘40 Act or Rule 6e-2 or Rule 6e-3(T) thereunder, other applicable law, or by regulatory order, whenever the Trust shall have a meeting of shareholders of any series or class of shares, the Company shall:

•        solicit voting instructions from Contract owners;

•        vote Trust shares held in each Separate Account at such shareholder meetings in accordance with instructions received from Contract owners;

•        vote Trust shares held in each Separate Account for which it has not received timely instructions in the same proportion as it votes the applicable series or class of Trust shares for which it has received timely instructions; and

•        vote Trust shares held in its general account in the same proportion as it votes the applicable series or class of Trust shares held by the Separate Accounts for which it has received timely instructions.

Except with respect to matters as to which the Company has the right under Rule 6e-2 or Rule 6e-3(T) under the ‘40 Act, to vote Trust shares without regard to voting instructions from Contract owners, neither the Company nor any of its affiliates will recommend action in connection with, or oppose or interfere with, the actions of the Trust Board to hold shareholder meetings for the purpose of obtaining approval or disapproval from shareholders (and, indirectly, from Contract owners) of matters put before the shareholders.  The Company shall be responsible for assuring that it calculates voting instructions and votes Trust shares at shareholder meetings in a manner consistent with other Participating Insurance Companies.  The Trust shall notify the Company in writing of any material changes to the Mixed and Shared Funding Exemptive Order or conditions.  Notwithstanding the foregoing, the Company reserves the right to vote Trust shares held in any segregated asset account in its own right, to the extent permitted by law.

Article IX.  Indemnification

9.1       Indemnification by the Company.  The Company agrees to indemnify and hold harmless the Trust and the Distributor, and each of their trustees, directors, members, principals, officers, partners, employees and agents and each person, if any, who controls the Trust or the Distributor within the meaning of Section 15 of the ‘33 Act (collectively, the “Indemnified Parties” for purposes of this Section 9.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company, which consent shall not be unreasonably withheld) or litigation (including reasonable legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

            (i)         arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Variable Contracts or contained in the Variable Contracts (or any amendment or supplement to any of the foregoing) (which shall include a written description of a Variable Contract that is not registered under the 33 Act), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of an Indemnified Party for use in the registration statement or prospectus for the Variable Contracts or in the Variable Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Variable Contracts or Trust Shares; or

            (ii)        arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature of the Trust not supplied by the Company, or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Variable Contracts or Trust Shares; or

            (iii)       arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Trust or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Trust by or on behalf of the Company; or

            (iv)       arise as a result of any material failure by the Company to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification requirements specified in Section 4.4 of this Agreement; or

            (v)        arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

            (b)        The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party’s willful misfeasance, fraud bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations or duties under this Agreement.

            (c)        The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against an Indemnified Party, the Company shall be entitled to participate at its own expense in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Company to such party of the Company’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

9.2       Indemnification by the Trust and the Distributor.

            (a)        The Trust and the Distributor agree to indemnify and hold harmless the Company and each of its directors, officers, employees, and agents and each person, if any, who controls the Company within the meaning of Section 15 of the ‘33 Act (collectively, the “Indemnified Parties” for the purposes of this Section 9.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust and the Distributor which consent shall not be unreasonably withheld) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute, or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

            (i)         arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Trust or the Distributor by or on behalf of the Company for use in the registration statement or prospectus for the Trust (or any amendment or supplement) or otherwise for use in connection with the sale of the Variable Contracts or Shares; or

            (ii)        arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature for the Variable Contracts not supplied by the Trust or the Distributor or persons under its control) or wrongful conduct of the Trust or the Distributor or persons under their control, with respect to the sale or distribution of the Variable Contracts or Shares; or

            (iii)       arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement or prospectus covering the Variable Contracts, or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company for inclusion therein by or on behalf of the Trust or the Distributor; or

            (iv)       arise as a result of a failure by the Trust or the Distributor to provide the services and furnish the materials under the terms of this Agreement (including a failure of the Trust, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Sections 4.7 and 4.8 of this Agreement); or

            (v)        arise out of or result from any material breach of any representation and/or warranty made by the Trust or the Distributor in this Agreement or arise out of or result from any other material breach of this Agreement by the Trust or the Distributor;

            (vi)       arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

            (b)        The Trust and the Distributor shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement.

            (c)        The Trust or the Distributor, as the case may be, shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Trust or the Distributor, as the case may be, in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Trust or the Distributor of any such claim shall not relieve the Trust or the Distributor from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Trust or the Distributor shall be entitled to participate at its own expense in the defense thereof. The Trust or the Distributor also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Trust or the Distributor to such party of the Trust’s or the Distributor’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Trust or the Distributor will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

9.3       The Company agrees to notify Trust and the Distributor promptly of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Variable Contracts or the operation of the Separate Accounts.

Article X.  Term; Termination

10.1     This Agreement shall be effective as of the date hereof and shall continue in force until terminated in accordance with the provisions herein.

10.2     This Agreement shall terminate in accordance with the following provisions:

            (a)        At the option of the Company or the Trust at any time from the date hereof upon ninety (90) days notice, unless a shorter time is agreed to by the parties;

            (b)        At the option of the Company, if Trust Shares are not reasonably available to meet the requirements of the Variable Contracts as determined by the Company, provided, however, that such termination shall apply only to the Portfolio(s) not reasonably available.  Prompt advance notice of election to terminate shall be furnished by the Company, said termination to be effective ten days after receipt of notice unless the Trust makes available a sufficient number of Shares to reasonably meet the requirements of the Variable Contracts within said ten-day period;

            (c)        At the option of the Company, upon the institution of formal proceedings against the Trust or the Distributor by the SEC, the National Association of Securities Dealers, Inc., FINRA or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in the Company’s reasonable judgment, materially impair the Trust’s ability to meet and perform the Trust’s obligations and duties hereunder.  Prompt notice of election to terminate shall be furnished by the Company with said termination to be effective upon receipt of notice;

            (d)        At the option of the Trust, upon the institution of formal proceedings against  the Company by the SEC, FINRA, or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in the Trust’s reasonable judgment, materially impair the Company’s ability to meet and perform its obligations and duties hereunder.  Prompt notice of election to terminate shall be furnished by the Trust with said termination to be effective upon receipt of notice;

            (e)        In the event the Trust’s Shares are not registered, issued or sold in accordance with applicable state or federal law, or such law precludes the use of such Shares as the underlying investment medium of Variable Contracts issued or to be issued by the Company.  Termination shall be effective upon such occurrence without notice;

            (f)         At the option of the Trust if the Variable Contracts cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code.  Termination shall be effective upon receipt of notice by the Company;

            (g)        At the option of the Company, upon the Trust’s or the Distributor’s breach of any material provision of this Agreement, which breach has not been cured to the satisfaction of the Company within ten days after written advance notice of such breach is delivered to the Trust;

            (h)        At the option of the Trust, upon the Company’s breach of any material provision of this Agreement, which breach has not been cured to the satisfaction of the Trust within ten days after written advance notice of such breach is delivered to the Company;

            (i)         At the option of the Trust, if the Variable Contracts are not registered, issued or sold in accordance with applicable federal and/or state law. Termination shall be effective immediately upon such occurrence without notice;

            (j)         At the option of the Company if the Trust or a Portfolio fails to meet the diversification requirements specified in Section 4.7 hereof; or

            (k)        At the option of the Company, if a Portfolio fails to qualify as a Regulated Investment Company under Subchapter M of the Code; or

(l)         In the event this Agreement is assigned without the prior written consent of the Company, the Trust, and the Distributor, termination shall be effective immediately upon such occurrence without notice.

10.3     Notwithstanding any termination of this Agreement pursuant to Section 10.2 hereof, the Trust and the Distributor, at the option of the Company, will continue to make available additional Trust Shares, as provided below, pursuant to the terms and conditions of this Agreement, for all Variable Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”), unless the Distributor requests that the Company seek an order pursuant to Section 26(c) of the 1940 Act to permit the substitution of other securities for shares of the Portfolio(s).  The Distributor agrees to split the cost of seeking such an order, and the Company agrees that it shall reasonably cooperate with the Distributor and seek such an order upon request.   Specifically, without limitation, the Owners of the Existing Contracts or the Company, whichever shall have legal authority to do so, shall be permitted to reallocate investments in the Portfolio(s), redeem investments in the Trust and/or invest in the Trust upon the payment of additional premiums under the Existing Contracts.

Article XI.  Notices

11.1     Any notice hereunder shall be given by registered or certified mail return receipt requested or via overnight delivery to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Trust

c/o Eaton Vance Distributors, Inc.

Two International Place

Boston, MA 02100:

Attention:  Chief Legal Officer

If to the Distributor:

Eaton Vance Distributors, Inc.

Two International Place

Boston, MA 02110

Attention:  Chief Legal Officer

If to the Company:

            Attention: General Counsel

Notice shall be deemed given on the date of receipt by the addressee as evidenced by the return receipt.

Article XII.  MISCELLANEOUS

12.1     Privacy.  Each party hereto acknowledges that, by reason of its performance under this Agreement, it may have access to, and may receive from the other party (and its affiliates,  partners and employees), the confidential information of the other party (and its affiliates, partners and employees), including but not limited to the “nonpublic personal information” of their consumers within the meaning of SEC Regulation S-P (collectively, “Confidential Information”).  Each party shall hold all such Confidential Information in the strictest confidence and shall use such Confidential Information solely in connection with its performance under this Agreement and for the business purposes set forth in this Agreement.  Under no circumstances may a party cause any Confidential Information of the other party to be disclosed to any third party or reused or redistributed without the other party’s prior written consent.

12.2     Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

12.3     Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

12.4     Governing Law.  This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.  It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder and to any orders of the SEC granting exemptive relief therefrom and the conditions of such orders.

12.5     Inquiries and Investigations.  Each party shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation, examination or inquiry relating to this Agreement or the transactions contemplated hereby.

12.6     Entire Agreement.  This Agreement constitutes the entire agreement and understanding between the parties hereto and supersedes all prior agreement and understandings relating to the subject matter hereof.

12.7     Amendment, Waiver and Other Matters. Neither this Agreement, nor any provision hereof, may be amended, waived, modified or terminated in any manner except by a written instrument properly authorized and executed by all parties hereto.  The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

12.8     The Portfolios are portfolio series of a Massachusetts business trust formed under a declaration of trust.  The obligations of this Agreement with respect to each Portfolio are binding only upon the assets and property of such series and are not binding upon any other series of the Trust, and all persons dealing with a Portfolio must look solely to the property of that Portfolio for satisfaction of claims of any nature against the Portfolio, as neither the trustees, officers, employees nor shareholders of the Trust assume any personal liability in connection with its business or for obligations entered into on its behalf.

            IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Fund Participation Agreement as of the date and year first above written.

___________________.

By: _____________________________

Name:

Title:

Eaton Vance Distributors, Inc.

By: _____________________________

By: ______________________________

Name:

Title:  General Counsel

Participation Agreement

as of _________, 2011

Franklin Templeton Variable Insurance Products Trust

Franklin/Templeton Distributors, Inc.

Midland National Life Insurance Company

Sammons Financial Network, LLC

CONTENTS

       Section       Subject Matter

            1.         Parties and Purpose

            2.         Representations and Warranties

            3.         Purchase and Redemption of Trust Portfolio Shares

            4.         Fees, Expenses, Prospectuses, Proxy Materials and Reports

            5.         Voting

            6.         Sales Material, Information and Trademarks

            7.         Indemnification

            8.         Notices

            9.         Termination

            10.       Miscellaneous

Schedules to this Agreement

            A.        The Company and its Distributor

            B.         Accounts of the Company

            C.        Available Portfolios and Classes of Shares of the Trust

            D.        Contracts of the Company

            E.         [this schedule is not used]

            F.         Rule 12b-1 Plans of the Trust

            G.        Addresses for Notices

            H.        Shared Funding Order

1.         Parties and Purpose

This agreement (the “Agreement”) is entered by and between certain portfolios and classes thereof, specified below and in Schedule C, of Franklin Templeton Variable Insurance Products Trust, an open-end management investment company organized as a statutory trust under Delaware law (the “Trust”), Franklin/Templeton Distributors, Inc., a California corporation which is the principal underwriter for the Trust (the “Underwriter,” and together with the Trust, “we” or “us”), the insurance company identified on Schedule a  (together “you”) and your distributor, on your own behalf and on behalf of each segregated asset account maintained by you that is listed on Schedule B, as that schedule may be amended from time to time (“Account” or “Accounts”).

            The purpose of this Agreement is to entitle you, directly on behalf of the Accounts, to purchase the shares, and classes of shares, of portfolios of the Trust (“Portfolios”) that are identified on Schedule C, consistent with the terms of the prospectuses of the Portfolios, solely for the purpose of funding benefits of your variable life insurance policies or variable annuity contracts (“Contracts”) that are identified on Schedule D.  This Agreement does not authorize any other purchases or redemptions of shares of the Trust.

2.         Representations and Warranties

            2.1       Representations and Warranties by You

            You represent and warrant that:

                        2.1.1    You are an insurance company duly organized and in good standing under the laws of your state of incorporation.

                        2.1.2    All of your directors, officers, employees, and other individuals or entities dealing with the money and/or securities of the Trust are and shall be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Trust, in an amount not less than $5 million.  Such bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.  You agree to make all reasonable efforts to see that this bond or another bond containing such provisions is always in effect, and you agree to notify us in the event that such coverage no longer applies.

                        2.1.3     Each Account is a duly organized, validly existing segregated asset account under applicable insurance law and interests in each Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under Section 817 of the Internal Revenue Code of 1986, as amended (“Code”) and the regulations thereunder.  You will use your best efforts to continue to meet such definitional requirements, and will notify us immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

                        2.1.4    Each Account either: (i) has been registered or, prior to any issuance or sale of the Contracts, will be registered as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”); or (ii) has not been so registered in proper reliance upon an exemption from registration under Section 3(c) of the 1940 Act; if the Account is exempt from registration as an investment company under Section 3(c) of the 1940 Act, you will use your best efforts to maintain such exemption and will notify us immediately upon having a reasonable basis for believing that such exemption no longer applies or might not apply in the future.

                        2.1.5    The Contracts or interests in the Accounts: (i) are or, prior to any issuance or sale will be, registered as securities under the Securities Act of 1933, as amended (the “1933 Act”); or (ii) are not registered because they are properly exempt from registration under Section 3(a)(2) of the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under Section 4(2) or Regulation D of the 1933 Act, in which case you will make every effort to maintain such exemption and will notify us immediately upon having a reasonable basis for believing that such exemption no longer applies or might not apply in the future.

                        2.1.6    The Contracts: (i) will be sold by broker-dealers, or their registered representatives, who are registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and who are members in good standing of the Financial Industry Regulatory Authority (“FINRA”); (ii) will be issued and sold in compliance in all material respects with all applicable federal and state laws; and (iii) will be sold in compliance in all material respects with state insurance suitability requirements and FINRA suitability guidelines.  Without limiting the foregoing, you agree that in recommending to a Contract owner the purchase, sale or exchange of any subaccount units under the Contracts, you shall have reasonable grounds for believing that the recommendation is suitable for such Contract owner and, to the extent such recommendations are made by broker-dealers not affiliated with you, you shall require in written agreements with such broker-dealers that they have reasonable grounds for believing that such recommendation is suitable for such Contract owner.

                        2.1.7    The Contracts currently are and will be treated as annuity contracts or life insurance contracts under applicable provisions of the Code and you will use your best efforts to maintain such treatment; you will notify us immediately upon having a reasonable basis for believing that any of the Contracts have ceased to be so treated or that they might not be so treated in the future.

                        2.1.8    The fees and charges deducted under each Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by you.

                        2.1.9    You will use shares of the Trust only for the purpose of funding benefits of the Contracts through the Accounts.

                        2.1.10  Contracts will not be sold outside of the United States.

                        2.1.11  With respect to any Accounts which are exempt from registration under the 1940 Act in reliance on Section 3(c)(1) or Section 3(c)(7) thereof:

2.1.11.1           the principal underwriter for each such Account and any subaccounts thereof is a registered broker-dealer with the SEC under the 1934 Act;

2.1.11.2           the shares of the Portfolios of the Trust are and will continue to be the only investment securities held by the corresponding subaccounts; and

2.1.11.3           with regard to each Portfolio, you, on behalf of the corresponding subaccount, will:

            (a)        vote such shares held by it pursuant to instructions from owners of Contracts or in the same proportion as the vote of all other holders of such shares; and

            (b)        refrain from substituting shares of another security for such shares unless the SEC has approved such substitution in the manner provided in Section 26(c) of the 1940 Act.

2.2       Representations and Warranties by the Trust

            The Trust represents and warrants that:

                       2.2.1    It is duly organized and in good standing under the laws of the State of Delaware.

                       2.2.2    All of its directors, officers, employees and others dealing with the money and/or securities of a Portfolio are and shall be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than the minimum coverage required by Rule 17g-1 or other regulations under the 1940 Act.  Such bond shall include coverage for larceny and embezzlement and be issued by a reputable bonding company.

                       2.2.3    It is registered as an open-end management investment company under the 1940 Act.

                       2.2.4    Each class of shares of the Portfolios of the Trust is registered under the 1933 Act.

                       2.2.5    It will amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

                       2.2.6    It will comply, in all material respects, with the 1933 and 1940 Acts and the rules and regulations thereunder.

                       2.2.7    It is currently qualified as a “regulated investment company” under Subchapter M of the Code, it will make every effort to maintain such qualification, and will notify you immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

                       2.2.8    The Trust will use its best efforts to comply with the diversification requirements for variable annuity, endowment or life insurance contracts set forth in Section 817(h) of the Code, and the rules and regulations thereunder, including without limitation Treasury Regulation 1.817-5.  Upon having a reasonable basis for believing any Portfolio has ceased to comply and will not be able to comply within the grace period afforded by Regulation 1.817‑5, the Trust will notify you immediately and will take all reasonable steps to adequately diversify the Portfolio to achieve compliance.

                       2.2.9    It currently intends for one or more classes of shares (each, a “Class”) to make payments to finance its distribution expenses, including service fees, pursuant to a plan (“Plan”) adopted under rule 12b-1 under the 1940 Act (“Rule 12b-1”), although it may determine to discontinue such practice in the future.  To the extent that any Class of the Trust finances its distribution expenses pursuant to a Plan adopted under rule 12b-1, the Trust undertakes to comply with any then current SEC interpretations concerning rule 12b-1 or any successor provisions.

            2.3       Representations and Warranties by the Underwriter

               The Underwriter represents and warrants that:

                        2.3.1    It is registered as a broker dealer with the SEC under the 1934 Act, is a member in good standing of FINRA, and is duly organized and in good standing under the laws of its state of incorporation.

                        2.3.2    Each investment adviser (each, an “Adviser”) of a Portfolio, as indicated in the current prospectus of the Portfolio, is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended or exempt from such registration.

                  2.4       Warranty and Agreement by Both You and Us

We received an order from the SEC dated November 16, 1993 (file no. 812‑8546), which was amended by a notice and an order we received on September 17, 1999 and October 13, 1999, respectively (file no. 812‑11698) (collectively, the “Shared Funding Order,” attached to this Agreement as Schedule H).  The Shared Funding Order grants exemptions from certain provisions of the 1940 Act and the regulations thereunder to the extent necessary to permit shares of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and qualified pension and retirement plans outside the separate account context.

2.4.1        You and we both warrant and agree that both you and we will comply with the “Applicants’ Conditions” prescribed in the Shared Funding Order as though such conditions were set forth verbatim in this Agreement, including, without limitation, the provisions regarding potential conflicts of interest between the separate accounts which invest in the Trust and regarding contract owner voting privileges.  In order for the Trust’s Board of Trustees to perform its duty to monitor for conflicts of interest, you agree to inform us of the occurrence of any of the events specified in condition 2 of the Shared Funding Order to the extent that such event may or does result in a material conflict of interest as defined in that order.

2.4.2        As covered financial institutions we, only with respect to Portfolio shareholders, and you each undertake and agree to comply, and to take full responsibility in complying with any and all applicable laws, regulations, protocols and other requirements relating to money laundering including, without limitation, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (Title III of the USA PATRIOT Act).

3.         Purchase and Redemption of Trust Portfolio Shares

3.1       Availability of Trust Portfolio Shares

            3.1.1    We will make shares of the Portfolios available to the Accounts for the benefit of the Contracts.  The shares will be available for purchase by the Accounts at the net asset value per share next computed after we (or our agent, or you as our designee) receive a purchase order, as established in accordance with the provisions of the then current prospectus of the Trust.  All such orders are subject to acceptance by us and by the Portfolio or its transfer agent, and become effective only upon confirmation by us.  Notwithstanding the foregoing, the Trust’s Board of Trustees (“Trustees”) may refuse to sell shares of any Portfolio to any person, or may suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Trustees, they deem such action to be in the best interests of the shareholders of such Portfolio.

            3.1.2    Without limiting the other provisions of this Section 3.1, among other delegations by the Trustees, the Trustees have determined that there is a significant risk that the Trust and its shareholders may be adversely affected by investors with short term trading activity and/or whose purchase and redemption activity follows a market timing pattern as defined in the prospectus for the Trust, and have authorized the Trust, the Underwriter and the Trust’s transfer agent to adopt procedures and take other action (including, without limitation, rejecting specific purchase orders in whole or in part) as they deem necessary to reduce, discourage, restrict or eliminate such trading and/or market timing activity.  You agree that your purchases and redemptions of Portfolio shares are subject to, and that you will assist us in implementing, the Market Timing Trading Policy and Additional Policies (as described in the Trust’s prospectus) and the Trust’s restrictions on excessive and/or short term trading activity and/or purchase and redemption activity that follows a market timing pattern. You further agree to cooperate fully in the implementation and fulfillment of the Trust’s obligations pursuant to Rule 22c-2 under the 1940 Act.

            3.1.3    We agree that shares of the Trust will be sold only to: (i) life insurance companies which have entered into fund participation agreements with the Trust (“Participating Insurance Companies”) and their separate accounts or to qualified pension and retirement plans in accordance with the terms of the Shared Funding Order; and (ii) investment companies in the form of funds of funds.  No shares of any Portfolio will be sold to the general public.

3.2       Manual or Automated Portfolio Share Transactions

            3.2.1    Section 3.3 of this Agreement shall govern and Section 3.4 shall not be operative, unless we receive from you at the address provided in the next sentence, written notice that you wish to communicate, process and settle purchase and redemptions for shares (collectively, “share transactions”) via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”).  The address for you to send such written notice shall be:  Retirement Services, Franklin Templeton Investments, 910 Park Place, 1st Floor, San Mateo, California 94403-1906.  After giving ten (10) days’ advance written notice at the address provided in the previous sentence of your desire to use NSCC processing, Section 3.4 of this Agreement shall govern and Section 3.3 shall not be operative.

            3.2.2    At any time when, pursuant to the preceding paragraph, Section 3.4 of this Agreement governs, any party to this Agreement may send written notice to the other parties that it chooses to end the use of the NSCC Fund/SERV and Networking systems and return to manual handling of share transactions.  Such written notice shall be sent:  (i) if from you to us, to the address provided in the preceding paragraph; (ii) if from us to you, to your address in Schedule G of this Agreement.  After giving ten (10) days’ advance written notice at the address as provided in the previous sentence, Section 3.3 of this Agreement shall govern and Section 3.4 shall not be operative.

3.3       Manual Purchase and Redemption

            3.3.1    You are hereby appointed as our designee for the sole purpose of receiving from Contract owners purchase and exchange orders and requests for redemption resulting from investment in and payments under the Contracts that pertain to subaccounts that invest in Portfolios (“Instructions”).  “Business Day” shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC and its current prospectus.  “Close of Trading” shall mean the close of trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time.  You represent and warrant that all Instructions transmitted to us for processing on or as of a given Business Day (“Day 1”) shall have been received in proper form and time stamped by you prior to the Close of Trading on Day 1.  Such Instructions shall receive the share price next calculated following the Close of Trading on Day 1, provided that we receive such Instructions from you before 9:00 a.m. Eastern Time on the next Business Day (“Day 2”).  You represent and warrant that Instructions received in proper form and time stamped by you after the Close of Trading on Day 1 shall be treated by you and transmitted to us as if received on Day 2.  Such Instructions shall receive the share price next calculated following the Close of Trading on Day 2.  You represent and warrant that you have, maintain and periodically test, procedures and systems in place reasonably designed to prevent Instructions received after the Close of Trading on Day 1 from being executed with Instructions received before the Close of Trading on Day 1.  All Instructions we receive from you after 9:00 a.m. Eastern Time on Day 2 shall be processed by us on the following Business Day and shall receive the share price next calculated following the Close of Trading on Day 2.

            3.3.2    We shall calculate the net asset value per share of each Portfolio on each Business Day, and shall communicate these net asset values to you or your designated agent on a daily basis as soon as reasonably practical after the calculation is completed (normally by 6:30 p.m. Eastern Time).

            3.3.3    You shall submit payment for the purchase of shares of a Portfolio on behalf of an Account in federal funds transmitted by wire to the Trust or to its designated custodian, which must receive such wires no later than the close of the Reserve Bank, which is currently 6:00 p.m. Eastern Time, on the same Business Day on which such purchase orders are transmitted to us for processing on that Business Day in conformance with section 3.3.1.

            3.3.4    We will redeem any full or fractional shares of any Portfolio, when requested by you on behalf of an Account, at the net asset value next computed after receipt by us (or our agent or you as our designee) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust.  We shall make payment for such shares in the manner we establish from time to time, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act.

            3.3.5    Issuance and transfer of the Portfolio shares will be by book entry only.  Stock certificates will not be issued to you or the Accounts.  Portfolio shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

            3.3.6    We shall furnish, on or before the ex-dividend date, notice to you of any income dividends or capital gain distributions payable to the Accounts on the shares of any Portfolio.  You hereby elect to receive all such income dividends and capital gain distributions as are payable on shares of a Portfolio in additional shares of that Portfolio, and you reserve the right to change this election in the future.  We will notify you of the number of shares so issued as payment of such dividends and distributions.

            3.3.7    Each party to this Agreement agrees that, in the event of a material error resulting from incorrect information or confirmations, the parties will seek to comply in all material respects with the provisions of applicable federal securities laws.

3.4       Automated Purchase and Redemption

            3.4.1    “Fund/SERV” shall mean NSCC's Mutual Fund Settlement, Entry and Registration Verification System, a system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration; “Networking” shall mean NSCC's system that allows mutual funds and life insurance companies to exchange account level information electronically; and “Settling Bank” shall mean the entity appointed by the Trust or you, as applicable, to perform such settlement services on behalf of the Trust and you, as applicable, which entity agrees to abide by NSCC's then current rules and procedures insofar as they relate to same day funds settlement.  In all cases, processing and settlement of share transactions shall be done in a manner consistent with applicable law.

            3.4.2    You are hereby appointed as our designee for the sole purpose of receiving from Contract owners purchase and exchange orders and requests for redemption resulting from investment in and payments under the Contracts that pertain to subaccounts that invest in Portfolios ("Instructions").  "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC and its current prospectus.  "Close of Trading" shall mean the close of trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time.  Upon receipt of Instructions, and upon your determination that there are good funds with respect to Instructions involving the purchase of shares, you will calculate the net purchase or redemption order for each Portfolio.

            3.4.3    On each Business Day, you shall aggregate all purchase and redemption orders for shares of a Portfolio that you received prior to the Close of Trading. You represent and warrant that all orders for net purchases or net redemptions derived from Instructions received by you and transmitted to Fund/SERV for processing on or as of a given Business Day (“Day 1”) shall have been received in proper form and time stamped by you prior to the Close of Trading on Day 1.  Such orders shall receive the share price next calculated following the Close of Trading on Day 1, provided that we receive Instructions from Fund/SERV by 6:30 a.m. Eastern Time on the next Business Day (“Day 2”).  You represent and warrant that orders received in good order and time stamped by you after the Close of Trading on Day 1 shall be treated by you and transmitted to Fund/SERV as if received on Day 2.  Such orders shall receive the share price next calculated following the Close of Trading on Day 2.  All Instructions we receive from Fund/SERV after 6:30 a.m. Eastern Time on Day 2 shall be processed by us on the following Business Day and shall receive the share price next calculated following the close of trading on Day 2.  You represent and warrant that you have, maintain and periodically test, procedures and  systems in place reasonably designed to prevent orders received after the Close of Trading on Day 1 from being executed with orders received before the Close of Trading on Day 1, and periodically monitor the systems to determine their effectiveness.  Subject to your compliance with the foregoing, you will be considered the designee of the Underwriter and the Portfolios, and the Business Day on which Instructions are received by you in proper form prior to the Close of Trading will be the date as of which shares of the Portfolios are deemed purchased, exchanged or redeemed pursuant to such Instructions.  Dividends and capital gain distributions will be automatically reinvested at net asset value in accordance with the Portfolio's then current prospectus.

            3.4.4    We shall calculate the net asset value per share of each Portfolio on each Business Day, and shall furnish to you through NSCC's Networking or Mutual Fund Profile System: (i) the most current net asset value information for each Portfolio; and (ii) in the case of fixed income funds that declare daily dividends, the daily accrual or the interest rate factor.  All such information shall be furnished to you by 6:30 p.m. Eastern Time on each Business Day or at such other time as that information becomes available.

            3.4.5    You will wire payment for net purchase orders by the Trust's NSCC Firm Number, in immediately available funds, to an NSCC settling bank account designated by you in accordance with NSCC rules and procedures on the same Business Day such purchase orders are communicated to NSCC.  For purchases of shares of daily dividend accrual funds, those shares will not begin to accrue dividends until the day the payment for those shares is received.

            3.4.6    We will redeem any full or fractional shares of any Portfolio, when requested by you on behalf of an Account, at the net asset value next computed after receipt by us (or our agent or you as our designee) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust.  NSCC will wire payment for net redemption orders by the Trust, in immediately available funds, to an NSCC settling bank account designated by you in accordance with NSCC rules and procedures on the Business Day such redemption orders are communicated to NSCC, except as provided in the Trust's prospectus and statement of additional information.

            3.4.7    Issuance and transfer of the Portfolio shares will be by book entry only.  Stock certificates will not be issued to you or the Accounts.  Portfolio shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

            3.4.8  We shall furnish through NSCC's Networking or Mutual Fund Profile System on or before the ex-dividend date, notice to you of any income dividends or capital gain distributions payable to the Accounts on the shares of any Portfolio.  You hereby elect to receive all such income dividends and capital gain distributions as are payable on shares of a Portfolio in additional shares of that Portfolio, and you reserve the right to change this election in the future.  We will notify you of the number of shares so issued as payment of such dividends and distributions.

            3.4.9    All orders are subject to acceptance by Underwriter and become effective only upon confirmation by Underwriter.  Underwriter reserves the right: (i) not to accept any specific order or part of any order for the purchase or exchange of shares through Fund/SERV; and (ii) to require any redemption order or any part of any redemption order to be settled outside of Fund/SERV, in which case the order or portion thereof shall not be “confirmed” by Underwriter, but rather shall be accepted for redemption in accordance with Section 3.4.11 below.

            3.4.10  All trades placed through Fund/SERV and confirmed by Underwriter via Fund/SERV shall settle in accordance with Underwriter's profile within Fund/SERV applicable to you.  Underwriter agrees to provide you with account positions and activity data relating to share transactions via Networking.

            3.4.11  If on any specific day you or Underwriter are unable to meet the NSCC deadline for the transmission of purchase or redemption orders for that day, a party may at its option transmit such orders and make such payments for purchases and redemptions directly to you or us, as applicable, as is otherwise provided in the Agreement; provided, however, that we must receive written notification from you by 9:00 a.m. Eastern Time on any day that you wish to transmit such orders and/or make such payments directly to us.

            3.4.12  In the event that you or we are unable to or prohibited from electronically communicating, processing or settling share transactions via Fund/SERV, you or we shall notify the other, including providing the notification provided above in Section 3.4.11.  After all parties have been notified, you and we shall submit orders using manual transmissions as are otherwise provided in the Agreement.

            3.4.13  These procedures are subject to any additional terms in each Portfolio's prospectus and the requirements of applicable law.  The Trust reserves the right, at its discretion and without notice, to suspend the sale of shares or withdraw the sale of shares of any Portfolio.

            3.4.14  Each party to the Agreement agrees that, in the event of a material error resulting from incorrect information or confirmations, the parties will seek to comply in all material respects with the provisions of applicable federal securities laws.

            3.4.15  You and Underwriter represent and warrant that each:  (a) has entered into an agreement with NSCC; (b) has met and will continue to meet all of the requirements to participate in Fund/SERV and Networking; (c) intends to remain at all times in compliance with the then current rules and procedures of NSCC, all to the extent necessary or appropriate to facilitate such communications, processing, and settlement of share transactions; and (d) will notify the other parties to this Agreement if there is a change in or a pending failure with respect to its agreement with NSCC.

4.         Fees, Expenses, Prospectuses, Proxy Materials and Reports

4.1       We shall pay no fee or other compensation to you under this Agreement except as provided on Schedule F, if attached.

4.2       We shall prepare and be responsible for filing with the SEC, and any state regulators requiring such filing, all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Trust.  We shall bear the costs of preparation and filing of the documents listed in the preceding sentence, registration and qualification of the Trust’s shares of the Portfolios.

4.3       We shall use reasonable efforts to provide you, on a timely basis, with such information about the Trust, the Portfolios and each Adviser, in such form as you may reasonably require, as you shall reasonably request in connection with the preparation of disclosure documents and annual and semi-annual reports pertaining to the Contracts.

4.4       At your option, we shall provide you, at our expense, with either: (i) for each Contract owner who is invested through the Account in a subaccount corresponding to a Portfolio (“designated subaccount”), one copy of each of the following documents on each occasion that such document is required by law or regulation to be delivered to such Contract owner who is invested in a designated subaccount: the Trust’s current prospectus, including any profile or summary prospectus (if, at the sole discretion of the Trust, it chooses to create or authorize creation of such short profile or summary  prospectus), annual report, semi-annual report and other shareholder communications, including any amendments or supplements to any of the foregoing, pertaining specifically to the Portfolios (“Designated Portfolio Documents”); (ii) a camera ready copy of such Designated Portfolio Documents in a form suitable for printing and from which information relating to series of the Trust other than the Portfolios has been deleted to the extent practicable; or (iii) a .pdf format file of such Designated Portfolio Documents for posting on your website or using in other electronic format.  In connection with clause (ii) of this paragraph, we will pay for proportional printing costs for such Designated Portfolio Documents in order to provide one copy for each Contract owner who is invested in a designated subaccount on each occasion that such document is required by law or regulation to be delivered to such Contract owner, and provided the appropriate documentation is provided and approved by us. We shall provide you with a copy of the Trust’s current statement of additional information, including any amendments or supplements, in a form suitable for you to duplicate or, upon your request, in a .pdf format file.  The expenses of furnishing, including mailing or posting on your website, to Contract owners the documents referred to in this paragraph in typeset or electronic format shall be borne by you.  For each of the documents provided to you in accordance with clause (i) of this paragraph 4.4, we shall provide you, upon your request and at your expense, additional copies. In no event shall we be responsible for the costs of printing or delivery of Designated Portfolio Documents to potential or new Contract owners or the delivery of Designated Portfolio Documents to existing contract owners.

4.5       We shall provide you, at our expense, with copies of any Trust-sponsored proxy materials in such quantity as you shall reasonably require for distribution to Contract owners who are invested in a designated subaccount.  You shall bear the costs of distributing proxy materials (or similar materials such as voting solicitation instructions) to Contract owners.

4.6       You assume sole responsibility for ensuring that the Trust’s Designated Portfolio Documents and proxy materials are delivered to Contract owners in accordance with applicable federal and state securities laws.  For Designated Portfolio Documents and other Trust materials provided by you on your website or by other electronic means, you assume sole responsibility for ensuring that such delivery is in compliance with applicable state and federal requirements pertaining to electronic delivery, including consent, access, searchability by users, notice and evidence of delivery.

5.         Voting

5.1       All Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding to those contained in the Shared Funding Order.

5.2       If and to the extent required by law, you shall: (i) solicit voting instructions from Contract owners; (ii) vote the Trust shares in accordance with the instructions received from Contract owners; and (iii) vote Trust shares owned by subaccounts for which no instructions have been received from Contract owners in the same proportion as Trust shares of such Portfolio for which instructions have been received from Contract owners; so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners.  You reserve the right to vote Trust shares held in any Account in your own right, to the extent permitted by law.

5.3       So long as, and to the extent that, the SEC interprets the 1940 Act to require pass-through voting privileges for Contract owners, you shall provide pass-through voting privileges to Contract owners whose Contract values are invested, through the Accounts, in shares of one or more Portfolios of the Trust.  We shall require all Participating Insurance Companies to calculate voting privileges in the same manner and you shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by us.  With respect to each Account, you will vote shares of each Portfolio of the Trust held by an Account and for which no timely voting instructions from Contract owners are received in the same proportion as those shares held by that Account for which voting instructions are received.  You and your agents will in no way recommend or oppose or interfere with the solicitation of proxies for Portfolio shares held to fund the Contracts without our prior written consent, which consent may be withheld in our sole discretion.

6.         Sales Material, Information and Trademarks

6.1       For purposes of this Section 6, “Sales Literature/ Promotional Material” includes, but is not limited to, portions of the following that use any logo or other trademark related to the Trust, or Underwriter or its affiliates, or refer to the Trust:  advertisements (such as material published or designed for use in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, web-sites and other electronic communications or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts or any other advertisement, sales literature or published article or electronic communication), educational or training materials or other communications distributed or made generally available to some or all agents or employees in any media, and disclosure documents, shareholder reports and proxy materials.

6.2       You may use the name of the Trust and trademarks and the logo of the Underwriter in Sales Literature/Promotional Material as reasonably necessary to carry out your performance and obligations under this Agreement provided that you comply with the provisions of this Agreement.  You agree to abide by any reasonable use guidelines regarding use of such trademarks and logos that we may give from time to time.  You shall, as we may request from time to time, promptly furnish, or cause to be furnished to us or our designee, at least one complete copy of each registration statement, prospectus, statement of additional information, private placement memorandum, retirement plan disclosure information or other disclosure documents or similar information, as applicable (collectively “Disclosure Documents”), as well as any report, solicitation for voting instructions, Sales Literature/ Promotional Material created and approved by you, and all amendments to any of the above that relate to the Contracts, the Accounts, the Trust, or Underwriter or its affiliates.

6.3       You and your agents shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust, the Underwriter or an Adviser, other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), annual and semi-annual reports of the Trust, Trust-sponsored proxy statements, or in Sales Literature/Promotional Material created by us for the Trust and provided by the Trust or its designee to you, except as required by legal process or regulatory authorities or with the written permission of the Trust or its designee.

6.4       You agree, represent and warrant that you are solely responsible for any Sales Literature/ Promotional Material prepared by you and that such material will:  (a) conform to all requirements of any applicable laws or regulations of any government or authorized agency having jurisdiction over the offering or sale of shares of the Portfolios or Contracts; (b) be solely based upon and not contrary to or inconsistent with the information or materials provided to you by us or a Portfolio; and (c) be made available promptly to us upon our request. You agree to file any Sales Literature/Promotional Material prepared by you with FINRA, or other applicable legal or regulatory authority, within the timeframes that may be required from time to time by FINRA or such other legal or regulatory authority. Unless otherwise expressly agreed to in writing, it is understood that we will neither review nor approve for use any materials prepared by you and will not be materially involved in the preparation of, or have any responsibility for, any such materials prepared by you.  You are not authorized to modify or translate any materials we have provided to you.

6.5       You shall promptly notify us of any written customer complaint or notice of any regulatory investigation or proceeding received by you relating to any Disclosure Documents or Sales Literature/Promotional Material.

6.6       We shall not give any information or make any representations or statements on behalf of you or concerning you, the Accounts or the Contracts other than information or representations, including naming you as a Trust shareholder, contained in and accurately derived from Disclosure Documents for the Contracts (as such Disclosure Documents may be amended or supplemented from time to time), or in materials approved by you for distribution, including Sales Literature/ Promotional Material, except as required by legal process or regulatory authorities or with your written permission.

6.7       Except as provided in Section 6.2, you shall not use any designation comprised in whole or part of the names or marks “Franklin” or “Templeton” or any logo or other trademark relating to the Trust or the Underwriter without prior written consent, and upon termination of this Agreement for any reason, you shall cease all use of any such name or mark as soon as reasonably practicable.

6.8       You shall furnish to us ten (10) Business Days prior to its first submission to the SEC or its staff, any request or filing for no-action assurance or exemptive relief naming, pertaining to, or affecting, the Trust, the Underwriter or any of the Portfolios.

6.9       You agree that any posting of Designated Portfolio Documents on your website or use of Designated Portfolio Documents in any other electronic format will result in the Designated Portfolio Documents:  (i) appearing identical to the hard copy printed version or .pdf format file provided to you by us (except that you may reformat .pdf format prospectus files in order to delete blank pages and to insert .pdf format prospectus supplement files provided by us to you); (ii) being clearly associated with the particular Contracts in which they are available and posted in close proximity to the applicable Contract prospectuses; (iii) having no less prominence than prospectuses of any other underlying funds available under the Contracts; (iv) in compliance with any statutory prospectus delivery requirements and (v) being used in an authorized manner.  Notwithstanding the above, you understand and agree that you are responsible for ensuring that participation in the Portfolios, and any website posting, or other use, of the Designated Portfolio Documents is in compliance with this Agreement and applicable state and federal securities and insurance laws and regulations, including as they relate to paper or electronic delivery or use of fund prospectuses.  We reserve the right to inspect and review your website if any Designated Portfolio Documents and/or other Trust documents are posted on your website and you shall, upon our reasonable request, provide us timely access to your website materials to perform such inspection and review.

In addition, you agree to be solely responsible for maintaining and updating the Designated Portfolio Documents’ .pdf files and removing and/or replacing promptly any outdated prospectuses and other documents, as necessary, ensuring that any accompanying instructions by us, for using or stopping use, are followed.  You agree to designate and make available to us a person to act as a single point of communication contact for these purposes.  We are not responsible for any additional costs or additional liabilities that may be incurred as a result of your election to place the Designated Portfolio Documents on your website.  We reserve the right to revoke this authorization, at any time and for any reason, although we may instead make our authorization subject to new procedures.

            6.10     Each of your and your distributor’s registered representatives, agents, independent contractors and employees, as applicable, will have access to our websites at franklintempleton.com, and such other URLs through which we may permit you to conduct business concerning the Portfolios from time to time (referred to collectively as the “Site”) as provided herein: (i) upon registration by such individual on a Site, (ii) if you cause a Site Access Request Form (an “Access Form”) to be signed by your authorized supervisory personnel and submitted to us, as a Schedule to, and legally a part of, this Agreement, or (iii) if you provide such individual with the necessary access codes or other information necessary to access the Site through any generic or firm-wide authorization we may grant you from time to time.  Upon receipt by us of a completed registration submitted by an individual through the Site or a signed Access Form referencing such individual, we shall be entitled to rely upon the representations contained therein as if you had made them directly hereunder and we will issue a user identification, express number and/or password (collectively, “Access Code”).  Any person to whom we issue an Access Code or to whom you provide the necessary Access Codes or other information necessary to access the Site through any generic or firm-wide authorization we may grant you from time to time shall be an “Authorized User.”

We shall be entitled to assume that such person validly represents you and that all instructions received from such person are authorized, in which case such person will have access to the Site, including all services and information to which you are authorized to access on the Site.  All inquiries and actions initiated by you (including your Authorized Users) are your responsibility, are at your risk and are subject to our review and approval (which could cause a delay in processing).  You agree that we do not have a duty to question information or instructions you (including Authorized Users) give to us under this Agreement, and that we are entitled to treat as authorized, and act upon, any such instructions and information you submit to us.  You agree to take all reasonable measures to prevent any individual other than an Authorized User from obtaining access to the Site.  You agree to inform us if you wish to restrict or revoke the access of any individual Access Code.  If you become aware of any loss or theft or unauthorized use of any Access Code, you agree to contact us immediately. You also agree to monitor your (including Authorized Users’) use of the Site to ensure the terms of this Agreement are followed.  You also agree that you will comply with all policies and agreements concerning Site usage, including without limitation the Terms of Use Agreement(s) posted on the Site (“Site Terms”), as may be revised and reposted on the Site from time to time, and those Site Terms (as in effect from time to time) are a part of this Agreement. Your duties under this section are considered “services” required under the terms of this Agreement.  You acknowledge that the Site is transmitted over the Internet on a reasonable efforts basis and we do not warrant or guarantee their accuracy, timeliness, completeness, reliability or non-infringement.  Moreover, you acknowledge that the Site is provided for informational purposes only, and is not intended to comply with any requirements established by any regulatory or governmental agency.

7.         Indemnification

            7.1       Indemnification By You

                        7.1.1    You agree to indemnify and hold harmless the Underwriter, the Trust and each of its Trustees, officers, employees and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” and individually the “Indemnified Party” for purposes of this Section 7.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with your written consent, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, “Losses”), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of shares of the Trust or the Contracts and

                        7.1.1.1 arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in a Disclosure Document for the Contracts or in the Contracts themselves or in sales literature generated or approved by you on behalf of the Contracts or Accounts (or any amendment or supplement to any of the foregoing) (collectively, “Company Documents” for the purposes of this Section 7), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to you by or on behalf of the Trust for use in Company Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                                    7.1.1.2 arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined below in Section 7.2) or wrongful conduct of you or persons under your control, with respect to the sale or acquisition of the Contracts or Trust shares; or

                                    7.1.1.3 arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Trust Documents as defined below in Section 7.2 or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of you; or

                                    7.1.1.4 arise out of or result from any failure by you to provide the services or furnish the materials required under the terms of this Agreement;

                                    7.1.1.5 arise out of or result from any material breach of any representation and/or warranty made by you in this Agreement or arise out of or result from any other material breach of this Agreement by you; as limited by and in accordance with the provisions of Section 7.1.2 hereof;

                                    7.1.1.6 arise out of or result from a Contract failing to be considered a life insurance  policy or an annuity Contract, whichever is appropriate, under applicable provisions of the Code thereby depriving the Trust of its compliance with Section 817(h) of the Code; or

                                    7.1.1.7 arise out of or result from any failure by you to satisfy requirements, including but not limited to compliance with all applicable laws, relating to your electronic delivery of Designated Portfolio Documents or your making such documents available on-line.

                        7.1.2    You shall not be liable under this indemnification provision with respect to any Losses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to the Trust or Underwriter, whichever is applicable.  You shall also not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified you in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify you of any such claim shall not relieve you from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, you shall be entitled to participate, at your own expense, in the defense of such action.  Unless the Indemnified Party releases you from any further obligations under this Section 7.1, you also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from you to such party of your election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and you will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                        7.1.3    The Indemnified Parties will promptly notify you of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Trust shares or the Contracts or the operation of the Trust.

7.2       Indemnification By The Underwriter

                        7.2.1    The Underwriter agrees to indemnify and hold harmless you, and each of your directors and officers and each person, if any, who controls you within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” and individually an “Indemnified Party” for purposes of this Section 7.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, “Losses”) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such Losses are related to the sale or acquisition by the Accounts of the shares of the Trust or the Contracts and:

                                    7.2.1.1 arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the Registration Statement, prospectus or sales literature of the Trust (or any amendment or supplement to any of the foregoing) (collectively, the “Trust Documents”) or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission of such alleged statement or omission was made in reliance upon and in conformity with information furnished to us by or on behalf of you for use in the Registration Statement or prospectus for the Trust or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                                    7.2.1.2 arise out of or as a result of statements or representations (other than statements or representations contained in the Disclosure Documents or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Trust, Adviser or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Trust shares to the Accounts; or

                                    7.2.1.3 arise out of any untrue statement or alleged untrue statement of a material fact contained in a Disclosure Document or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to you by or on behalf of the Trust; or

                                    7.2.1.4 arise as a result of any failure by us to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification representation specified above in Section 2.2.7 and the diversification requirements specified above in Section 2.2.8); or

                                    7.2.1.5 arise out of or result from any material breach of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter; as limited by and in accordance with the provisions of Sections 7.2.2 and 7.2.3 hereof.

            7.2.2    The Underwriter shall not be liable under this indemnification provision with respect to any Losses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to you or the Accounts, whichever is applicable.

            7.2.3    The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof.  Unless the Indemnified Party releases the Underwriter from any further obligations under this Section 7.2, the Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Underwriter to such party of the Underwriter’s election to assume the defense thereof, the Indemnified Party shall bear the expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

            7.2.4    You agree promptly to notify the Underwriter of the commencement of any litigation or proceedings against you or the Indemnified Parties in connection with the issuance or sale of the Contracts or the operation of each Account.

7.3       Indemnification By The Trust

            7.3.1    The Trust agrees to indemnify and hold harmless you, and each of your directors and officers and each person, if any, who controls you within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 7.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust, which consent shall not be unreasonably withheld) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board or any member thereof, are related to the operations of the Trust, and arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement or arise out of or result from any other material breach of this Agreement by the Trust; as limited by and in accordance with the provisions of Sections 7.3.2 and 7.3.3 hereof.  It is understood and expressly stipulated that neither the holders of shares of the Trust nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

            7.3.2    The Trust shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against any Indemnified Party as such may arise from such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to you, the Trust, the Underwriter or each Account, whichever is applicable.

            7.3.3    The Trust shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Trust in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claims shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Trust of any such claim shall not relieve the Trust from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Trust will be entitled to participate, at its own expense, in the defense thereof.  Unless the Indemnified Party releases the Trust from any further obligations under this Section 7.3, the Trust also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Trust to such party of the Trust’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Trust will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

            7.3.4    You agree promptly to notify the Trust of the commencement of any litigation or proceedings against you or the Indemnified Parties in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of the Account, or the sale or acquisition of shares of the Trust.

8.         Notices

Any notice, except for those provided in Sections 3.2.1 and 3.2.2 of the Agreement, shall be sufficiently given when sent by registered or certified mail, or by nationally recognized overnight courier services, to the other party at the address of such party set forth in Schedule G below or at such other address as such party may from time to time specify in writing to the other party.

9.         Termination

9.1       This Agreement may be terminated by mutual agreement at any time. If this Agreement is so terminated, we shall, at your option, continue to make available additional shares of any Portfolio and redeem shares of any Portfolio for any or all Contracts or Accounts existing on the effective date of termination of this Agreement,  pursuant to the terms and conditions of this Agreement.

9.2       This Agreement may be terminated by any party in its entirety or with respect to one, some or all Portfolios for any reason by sixty (60) days’ advance written notice delivered to the other parties.  If this Agreement is so terminated, we may, at our option, continue to make available additional shares of any Portfolio and redeem shares of any Portfolio for any or all Contracts or Accounts existing on the effective date of termination of this Agreement, pursuant to the terms and conditions of this Agreement; alternatively, we may, at our option, redeem the Portfolio shares held by the Accounts, provided  that such redemption shall not occur prior to six (6) months following written notice of termination, during which time we will cooperate with you in effecting a transfer of Portfolio assets to another underlying fund pursuant to any legal and appropriate means.  If termination by you occurs in connection with the substitution of securities, as provided for in Section 26(c) of the 1940 Act, advance written notice to us shall be no later than the date of the filing of the application for approval of the proposed substitution of securities.

9.3       This Agreement may be terminated immediately by us upon written notice to you if you materially breach any of the representations and warranties made in this Agreement or you are materially in default in the performance of any of your duties or obligations under the Agreement, receive a written notice thereof and fail to remedy such default or breach to our reasonable satisfaction within 30 days after such notice.  If this Agreement so terminates, the parties shall cooperate to effect an orderly windup of the business which may include, at our option, a redemption of the Portfolio shares held by the Accounts, provided  that such redemption shall not occur prior to a period of up to six (6) months following written notice of termination, during which time we will cooperate reasonably with you in effecting a transfer of Portfolio assets to another underlying fund pursuant to any legal and appropriate means.

9.4       This Agreement may be terminated immediately by us upon written notice to you if, with respect to the representations and warranties made in sections 2.1.3, 2.1.5, 2.1.7 and 2.4.2 of this Agreement:  (i) you materially breach any of such representations and warranties; or (ii) you inform us that any of such representations and warranties may no longer be true or might not be true in the future; or (iii) any of such representations and warranties were not true on the effective date of this Agreement, are at any time no longer true, or have not been true during any time since the effective date of this Agreement.  If this Agreement is so terminated, the Trust may redeem, at its option in kind or for cash, the Portfolio shares held by the Accounts on the effective date of termination of this Agreement.

9.5       This Agreement may be terminated by the Board of Trustees of the Trust, in the exercise of its fiduciary duties, either upon its determination that such termination is a necessary and appropriate remedy for a material breach of this Agreement which includes a violation of laws, or upon its determination to completely liquidate a Portfolio.  Pursuant to such termination, the Trust may redeem, at its option in kind or for cash, the Portfolio shares held by the Accounts on the effective date of termination of this Agreement.

9.6       This Agreement shall terminate immediately in the event of its assignment by any party without the prior written approval of the other parties, or as otherwise required by law.  If this Agreement is so terminated, the Trust may redeem, at its option in kind or for cash, the Portfolio shares held by the Accounts on the effective date of termination of this Agreement.

9.7       This Agreement shall be terminated as required by the Shared Funding Order, and its provisions shall govern.

9.8       The provisions of Sections 2 (Representations and Warranties) and 7 (Indemnification) shall survive the termination of this Agreement.  All other applicable provisions of this Agreement shall survive the termination of this Agreement, as long as shares of the Trust are held on behalf of Contract owners, except that we shall have no further obligation to sell Trust shares with respect to Contracts issued after termination.

9.9       You shall not redeem Trust shares attributable to the Contracts (as opposed to Trust shares attributable to your assets held in the Account) except: (i) as necessary to implement Contract owner initiated or approved transactions; (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a “Legally Required Redemption”); or (iii) as permitted by an order of the SEC pursuant to Section 26(c) of the 1940 Act.

10.       Miscellaneous

10.1     The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions of this Agreement or otherwise affect their construction or effect.

10.2     This Agreement may be executed simultaneously in two or more counterparts, all of which taken together shall constitute one and the same instrument.

10.3     If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

10.4     This Agreement shall be construed and its provisions interpreted under and in accordance with the laws of the State of California.  It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder, to any orders of the SEC on behalf of the Trust granting it exemptive relief, and to the conditions of such orders.  We shall promptly forward copies of any such orders to you.

10.5     The parties to this Agreement acknowledge and agree that all liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and that no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

10.6     The parties to this Agreement agree that the assets and liabilities of each Portfolio of the Trust are separate and distinct from the assets and liabilities of each other Portfolio.  No Portfolio shall be liable or shall be charged for any debt, obligation or liability of any other Portfolio.

10.7     Each party to this Agreement shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

            10.8     Each party shall treat as confidential all information of the other party which the parties agree in writing is confidential (“Confidential Information”).  Except as permitted by this Agreement or as required by appropriate governmental authority (including, without limitation, the SEC, FINRA, or state securities and insurance regulators) the receiving party shall not disclose or use Confidential Information of the other party before it enters the public domain, without the express written consent of the party providing the Confidential Information.

10.9     The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties to this Agreement are entitled to under state and federal laws.

10.10   The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

10.11   Neither this Agreement nor any rights or obligations created by it may be assigned by any party without the prior written approval of the other parties.

            10.12   No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.  Notwithstanding the foregoing:  (i) the Site Terms may be separately amended as provided therein and, as so amended and in effect from time to time, shall be a part of this Agreement; and (ii) Schedule C may be separately amended as provided therein and, as so amended shall be a part of this Agreement.

            10.13   Each party to the Agreement agrees to limit the disclosure of nonpublic personal information of Contract owners and customers consistent with its policies on privacy with respect to such information and Regulation S-P of the SEC.  Each party hereby agrees that it will comply with all applicable requirements under the regulations implementing Title V of the Gramm-Leach-Bliley Act and any other applicable federal and state consumer privacy acts, rules and regulations.  Each party further represents that it has in place, and agrees that it will maintain, information security policies and procedures for protecting nonpublic personal customer information adequate to conform to applicable legal requirements.

            IN WITNESS WHEREOF, each of the parties has caused their duly authorized officers to execute this Agreement.

The Company:                                      Midland National Life Insurance Company

                                                            By:

                                                            Name:

                                                            Title:

Distributor for the Company:                 Sammons Financial Network, LLC

                                                            By:

                                                            Name:

                                                            Title:

The Trust:                                             Franklin Templeton Variable Insurance Products Trust

            Only on behalf of each

            Portfolio listed on

            Schedule C hereof.

                                                            By:

                                                            Name: Karen L. Skidmore

                                                            Title:  Vice President

The Underwriter:                                  Franklin/Templeton Distributors, Inc.

                                                            By:

                                                            Name:  Thomas M. Regner

                                                            Title:  Executive Vice President

Schedule A

The Company and its Distributor

THE COMPANY

Midland National Life Insurance Company

4546 Corporate Drive, Suite 100

West Des Moines, IA 50266

An insurance company organized under the laws of the State of Iowa.

THE DISTRIBUTOR

Sammons Financial Network, LLC

4546 Corporate Drive, Suite 100

West Des Moines, IA 50266

A corporation organized under the laws of the State of Delaware.

Schedule B

Accounts of the Company

Name of Account	SEC Registration Yes/No
Midland National Life Insurance Company Separate Account C (dated 3/19/91)	Yes

Schedule C

Available Portfolios and Classes of Shares of the Trust

1.      Franklin Rising Dividends Securities Fund, Class 2

2.      Mutual Shares Securities Fund, Class 2

3.      Templeton Developing Markets Securities Fund, Class 2

4.      Templeton Foreign Securities Fund, Class 2

5.      Templeton Global Bond Securities Fund, Class 2

In addition to portfolios and classes of shares listed above, any additional Portfolios and classes of shares other than Class 3 shares are included in this Schedule C listing provided that:

(1)        the General Counsel of Franklin Templeton Investments receives from a person authorized by you a written notice in the form attached (which may be electronic mail or sent by electronic mail) (“Notice”) identifying this Agreement as provided in the Notice and specifying: (i) the names and classes of shares of additional Portfolios that you propose to offer as investment options of the Separate Accounts under the Contracts; and (ii) the date that you propose to begin offering Separate Account interests investing in the additional Portfolios under the Contracts; and

(2)        we do not within ten (10) Business Days following receipt of the Notice send you a writing (which may be electronic mail) objecting to your offering such Separate Accounts investing in the additional Portfolios and classes of shares under the Contracts.

Provided that we do not object as provided above, your Notice shall amend, supplement and become a part of this Schedule C and the Agreement.

Form of Notice Pursuant to Schedule C of Participation Agreement

To:       General Counsel c/o

Linda Lai (Llai@frk.com) or Kevin Kirchoff (kkircho@frk.com)

Fax: 650 525-7059

Franklin Templeton Investments

1 Franklin Parkway,

Bldg. 920, 2nd Floor

San Mateo, CA  94402

With respect to the following agreement(s) (altogether, the “Agreement”)

(please reproduce and complete table for multiple agreements):

Date of Participation Agreement:
Insurance Company(ies):
Insurance Company Distributor(s):

As provided by Schedule C of the Agreement, this Notice proposes to Franklin Templeton Variable Insurance Products Trust, and Franklin/Templeton Distributors, Inc. the addition as of the offering date(s) listed below of the following Portfolios as additional investment options listed on Schedule C:

Names and Classes of Shares of Additional Portfolios Listing of current classes for your reference: Class 1 (no 12b-1 fee); Class 2 (12b-1 fee of 25 bps); or Class 4 (12b-1 fee of 35 bps).	Offering Date(s)

Name and title of authorized person of insurance company:

Contact Information:

Schedule D

Contracts of the Company

All variable life and variable annuity contracts issued by separate accounts listed on Schedule B of this Agreement.

Schedule E

This schedule is not used

Schedule F

Rule 12b-1 Plans of the Trust

Compensation

            Each Class 2 or Class 4 Portfolio named or referenced on Schedule C of this Agreement may make payments at a rate stated in its prospectus pursuant to the terms and conditions of its Rule 12b-1 distribution plan.

Agreement Provisions

            If the Company, on behalf of any Account, purchases Trust Portfolio shares (“Eligible Shares”) that are subject to a Rule 12b-1 plan adopted under the 1940 Act (the “Plan”), the Company, on behalf of its distributor, may participate in the Plan.

            To the extent the Company or its affiliates, agents or designees (collectively “you”) provide any activity or service which is primarily intended to assist in the promotion, distribution or account servicing of Eligible Shares (“Rule 12b-1 Services”) or variable contracts offering Eligible Shares, the Underwriter, the Trust or their affiliates (collectively, “we”) may pay you a Rule 12b-1 fee.  “Rule 12b-1 Services” may include, but are not limited to, printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature and related expenses, advertisements, education of dealers and their representatives, and similar distribution-related expenses, furnishing personal services to owners of Contracts which may invest in Eligible Shares (“Contract Owners”), education of Contract Owners, answering routine inquiries regarding a Portfolio, coordinating responses to Contract Owner inquiries regarding the Portfolios, maintaining such accounts or providing such other enhanced services as a Trust Portfolio or Contract may require, or providing other services eligible for service fees as defined under FINRA rules.

Your acceptance of such compensation is your acknowledgment that eligible services have been rendered.  All Rule 12b-1 fees shall be based on the value of Eligible Shares owned by the Company on behalf of its Accounts, and shall be calculated on the basis and at the rates set forth in the compensation provision stated above.  The aggregate annual fees paid pursuant to each Plan shall not exceed the amounts stated as the “annual maximums” in the Portfolio’s prospectus, unless an increase is approved by shareholders as provided in the Plan.  These maximums shall be a specified percent of the value of a Portfolio’s net assets attributable to Eligible Shares owned by the Company on behalf of its Accounts (determined in the same manner as the Portfolio uses to compute its net assets as set forth in its effective Prospectus).  The Rule 12b‑1 fee will be paid to you within thirty (30) days after the end of the three-month periods ending in January, April, July and October.

            You shall furnish us with such information as shall reasonably be requested by the Trust’s Boards of Trustees (“Trustees”) with respect to the Rule 12b-1 fees paid to you pursuant to the Plans.  We shall furnish to the Trustees, for their review on a quarterly basis, a written report of the amounts expended under the Plans and the purposes for which such expenditures were made.

            The Plans and provisions of any agreement relating to such Plans must be approved annually by a vote of the Trustees, including the Trustees who are not interested persons of the Trust and who have no financial interest in the Plans or any related agreement (“Disinterested Trustees”).  Each Plan may be terminated at any time by the vote of a majority of the Disinterested Trustees, or by a vote of a majority of the outstanding shares as provided in the Plan, on sixty (60) days’ written notice, without payment of any penalty, or as provided in the Plan.  Continuation of the Plans is also conditioned on Disinterested Trustees being ultimately responsible for selecting and nominating any new Disinterested Trustees.  Under Rule 12b-1, the Trustees have a duty to request and evaluate, and persons who are party to any agreement related to a Plan have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the Plan or any agreement should be implemented or continued.  Under Rule 12b-1, the Trust is permitted to implement or continue Plans or the provisions of any agreement relating to such Plans from year-to-year only if, based on certain legal considerations, the Trustees are able to conclude that the Plans will benefit each affected Trust Portfolio and class.  Absent such yearly determination, the Plans must be terminated as set forth above.  In the event of the termination of the Plans for any reason, the provisions of this Schedule F relating to the Plans will also terminate.  You agree that your selling agreements with persons or entities through whom you intend to distribute Contracts will provide that compensation paid to such persons or entities may be reduced if a Portfolio’s Plan is no longer effective or is no longer applicable to such Portfolio or class of shares available under the Contracts.

Any obligation assumed by the Trust pursuant to this Agreement shall be limited in all cases to the assets of the Trust and no person shall seek satisfaction thereof from shareholders of the Trust.  You agree to waive payment of any amounts payable to you by Underwriter under a Plan until such time as the Underwriter has received such fee from the Trust.

The provisions of the Plans shall control over the provisions of the Participation Agreement, including this Schedule F, in the event of any inconsistency. You agree to provide complete disclosure as required by all applicable statutes, rules and regulations of all rule 12b-1 fees received from us in the prospectus of the Contracts.

Schedule G

Addresses for Notices

To the Company:                                  Midland National Life Insurance Company

                                                            4546 Corporate Drive, Suite 100

                                                            West Des Moines, IA 50266

                                                            Attention:  Bill Lowe, President

To the Distributor:                                 Sammons Financial Network, LLC

                                                            4546 Corporate Drive, Suite 100

                                                            West Des Moines, IA 50266

                                                            Attention:  Bill Lowe, President

To the Trust:                                         Franklin Templeton Variable Insurance Products Trust

                                                            One Franklin Parkway, Bldg. 920 2nd Floor

                                                            San Mateo, California 94403

                                                            Attention:  Karen L. Skidmore, Vice President

To the Underwriter:                              Franklin/Templeton Distributors, Inc.

                                                            100 Fountain Parkway, Bldg. 140 7th Floor

                                                            St. Petersburg, FL 33716

                                                            Attention:  Peter Jones, President

If to the Trust or Underwriter

      with a copy to:                                Franklin Templeton Investments

                                                            One Franklin Parkway, Bldg. 920 2nd Floor

                                                            San Mateo, California 94403

                                                            Attention:  General Counsel

Schedule H

Shared Funding Order

Templeton Variable Products Series Fund, et al.

File No. 812-11698

 SECURITIES AND EXCHANGE COMMISSION

Release No. IC-24018

1999 SEC LEXIS 1887

September 17, 1999

ACTION:  Notice of application for an amended order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder.

TEXT: Summary of Application: Templeton Variable Products Series Fund (the "Templeton Trust"), Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds) (the "VIP Trust," and together with the Templeton Trust, the "Funds"), Templeton Funds Annuity Company ("TFAC") or any successor to TFAC, and any future open-end investment company for which TFAC or any affiliate is the administrator, sub-administrator, investment manager, adviser, principal underwriter, or sponsor ("Future Funds") seek an amended order of the Commission to (1) add as parties to that order the VIP Trust and any Future Funds and (2) permit shares of the Funds and Future Funds to be issued to and held by qualified pension and retirement plans outside the separate account context.

   Applicants: Templeton Variable Products Series Fund, Franklin Templeton Variable Insurance Products Trust, Templeton Funds Annuity Company or any successor to TFAC, and any future open-end investment company for which TFAC or any affiliate is the administrator, sub-administrator, investment manager, adviser, principal underwriter, or sponsor (collectively, the "Applicants").

   Filing Date: The application was filed on July 14, 1999, and amended and restated on September 17, 1999.

   Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m., on October 12, 1999, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

   Addresses: Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0609.

   Applicants: Templeton Variable Products Series Fund and Franklin Templeton Variable Insurance Products Trust, 777 Mariners Island Boulevard, San Mateo, California 94404, Attn: Karen L. Skidmore, Esq.

   For Further Information Contact: Kevin P. McEnery, Senior Counsel, or Susan M. Olson, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 942-0670.

   Supplementary Information: The following is a summary of the application. The complete application is available for a fee from the SEC's Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 (tel. (202) 942‑8090).

   Applicants' Representations:

   1. Each of the Funds is registered under the 1940 Act as an open-end management investment company and was organized as a Massachusetts business trust. The Templeton Trust currently consists of eight separate series, and the VIP Trust consists of twenty-five separate series. Each Fund's Declaration of Trust permits the Trustees to create additional series of shares at any time. The Funds currently serve as the underlying investment medium for variable annuity contracts and variable life insurance policies issued by various insurance companies. The Funds have entered into investment management agreements with certain investment managers ("Investment Managers") directly or indirectly owned by Franklin Resources, Inc. ("Resources"), a publicly owned company engaged in the financial services industry through its subsidiaries.

   2. TFAC is an indirect, wholly owned subsidiary of Resources. TFAC is the sole insurance company in the Franklin Templeton organization, and specializes in the writing of variable annuity contracts. The Templeton Trust has entered into a Fund Administration Agreement with Franklin Templeton Services, Inc. ("FT Services"), which replaced TFAC in 1998 as administrator, and FT Services subcontracts certain services to TFAC. FT Services also serves as administrator to all series of the VIP Trust. TFAC and FT Services provide certain administrative facilities and services for the VIP and Templeton Trusts.

   3. On November 16, 1993, the Commission issued an order granting exemptive relief to permit shares of the Templeton Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (Investment Company Act Release No. 19879, File No. 812-8546) (the "Original Order"). Applicants incorporate by reference into the application the Application for the Original Order and each amendment thereto, the Notice of Application for the Original Order, and the Original Order, to the extent necessary, to supplement the representations made in the application in support of the requested relief. Applicants represent that all of the facts asserted in the Application for the Original Order and any amendments thereto remain true and accurate in all material respects to the extent that such facts are relevant to any relief on which Applicants continue to rely. The Original Order allows the Templeton Trust to offer its shares to insurance companies as the investment vehicle for their separate accounts supporting variable annuity contracts and variable life insurance contracts (collectively, the "Variable Contracts"). Applicants state that the Original Order does not (i) include the VIP Trust or Future Funds as parties, nor (ii) expressly address the sale of shares of the Funds or any Future Funds to qualified pension and retirement plans outside the separate account context including, without limitation, those trusts, plans, accounts, contracts or annuities described in Sections 401(a), 403(a), 403(b), 408(b), 408(k), 414(d), 457(b), 501(c)(18) of the Internal Revenue Code of 1986, as amended (the "Code"), and any other trust, plan, contract, account or annuity that is determined to be within the scope of Treasury Regulation 1.817.5(f)(3)(iii) ("Qualified Plans").

   4. Separate accounts owning shares of the Funds and their insurance company depositors are referred to in the application as "Participating Separate Accounts" and "Participating Insurance Companies," respectively. The use of a common management investment company as the underlying investment medium for both variable annuity and variable life insurance separate accounts of a single insurance company (or of two or more affiliated insurance companies) is referred to as "mixed funding." The use of a common management investment company as the underlying investment medium for variable annuity and/or variable life insurance separate accounts of unaffiliated insurance companies is referred to as "shared funding."

   Applicants' Legal Analysis:

   1. Applicants request that the Commission issue an amended order pursuant to Section 6(c) of the 1940 Act, adding the VIP Trust and Future Funds to the Original Order and exempting scheduled premium variable life insurance separate accounts and flexible premium variable life insurance separate accounts of Participating Insurance Companies (and, to the extent necessary, any principal underwriter and depositor of such an account) and the Applicants from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (and any comparable rule) thereunder, respectively, to the extent necessary to permit shares of the Funds and any Future Funds to be sold to and held by Qualified Plans. Applicants submit that the exemptions requested are appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

   2. The Original Order does not include the VIP Trust or Future Funds as parties nor expressly address the sale of shares of the Funds or any Future Funds to Qualified Plans. Applicants propose that the VIP Trust and Future Funds be added as parties to the Original Order and the Funds and any Future Funds be permitted to offer and sell their shares to Qualified Plans.

   3. Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provisions of the 1940 Act or the rules or regulations thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

   4. In connection with the funding of scheduled premium variable life insurance contracts issued through a separate account registered under the 1940 Act as a unit investment trust ("UIT"), Rule 6e-2(b)(15) provides partial exemptions from various provisions of the 1940 Act, including the following: (1) Section 9(a), which makes it unlawful for certain individuals to act in the capacity of employee, officer, or director for a UIT, by limiting the application of the eligibility restrictions in Section 9(a) to affiliated persons directly participating in the management of a registered management investment company; and (2) Sections 13(a), 15(a) and 15(b) of the 1940 Act to the extent that those sections might be deemed to require "pass-through" voting with respect to an underlying fund's shares, by allowing an insurance company to disregard the voting instructions of contractowners in certain circumstances.

   5. These exemptions are available, however, only where the management investment company underlying the separate account (the "underlying fund") offers its shares "exclusively to variable life insurance separate accounts of the life insurer, or of any affiliated life insurance company." Therefore, Rule 6e-2 does not permit either mixed funding or shared funding because the relief granted by Rule 6e-2(b)(15) is not available with respect to a scheduled premium variable life insurance separate account that owns shares of an underlying fund that also offers its shares to a variable annuity or a flexible premium variable life insurance separate account of the same company or of any affiliated life insurance company. Rule 6e-2(b)(15) also does not permit the sale of shares of the underlying fund to Qualified Plans.

   6. In connection with flexible premium variable life insurance contracts issued through a separate account registered under the 1940 Act as a UIT, Rule 6e-3(T)(b)(15) also provides partial exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act. These exemptions, however, are available only where the separate account's underlying fund offers its shares "exclusively to separate accounts of the life insurer, or of any affiliated life insurance company, offering either scheduled contracts or flexible contracts, or both; or which also offer their shares to variable annuity separate accounts of the life insurer or of an affiliated life insurance company." Therefore, Rule 6e-3(T) permits mixed funding but does not permit shared funding and also does not permit the sale of shares of the underlying fund to Qualified Plans. As noted above, the Original Order granted the Templeton Trust exemptive relief to permit mixed and shared funding, but did not expressly address the sale of its shares to Qualified Plans.

   7. Applicants note that if the Funds were to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary. Applicants state that the relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to qualified pension and retirement plans or to a registered investment company's ability to sell its shares to such plans.

   8. Applicants state that changes in the federal tax law have created the opportunity for each of the Funds to increase its asset base through the sale of its shares to Qualified Plans. Applicants state that Section 817(h) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes certain diversification standards on the assets underlying Variable Contracts. Treasury Regulations generally require that, to meet the diversification requirements, all of the beneficial interests in the underlying investment company must be held by the segregated asset accounts of one or more life insurance companies. Notwithstanding this, Applicants note that the Treasury Regulations also contain an exception to this requirement that permits trustees of a Qualified Plan to hold shares of an investment company, the shares of which are also held by insurance company segregated asset accounts, without adversely affecting the status of the investment company as an adequately diversified underlying investment of Variable Contracts issued through such segregated asset accounts (Treas. Reg. 1.817-5(f)(3)(iii)).

   9. Applicants state that the promulgation of Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act preceded the issuance of these Treasury Regulations. Thus, Applicants assert that the sale of shares of the same investment company to both separate accounts and Qualified Plans was not contemplated at the time of the adoption of Rules 6e-2(b)(15) and 6e-3(T)(b)(15).

   10. Section 9(a) provides that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Section 9(a)(1) or (2). Rules 6e-2(b)(15) and 6e-3(T)(b)(15) provide exemptions from Section 9(a) under certain circumstances, subject to the limitations on mixed and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in the management of the underlying portfolio investment company.

   11. Applicants state that the relief granted in Rule 6e-2(b)(15) and 6e-3(T)(b)(15) from the requirements of Section 9 limits, in effect, the amount of monitoring of an insurer's personnel that would otherwise be necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Applicants submit that those Rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the 1940 Act to apply the provisions of Section 9(a) to the many individuals involved in an insurance company complex, most of whom typically will have no involvement in matters pertaining to investment companies funding the separate accounts.

   12. Applicants to the Original Order previously requested and received relief from Section 9(a) and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) to the extent necessary to permit mixed and shared funding. Applicants maintain that the relief previously granted from Section 9(a) will in no way be affected by the proposed sale of shares of the Funds to Qualified Plans. Those individuals who participate in the management or administration of the Funds will remain the same regardless of which Qualified Plans use such Funds. Applicants maintain that more broadly applying the requirements of Section 9(a) because of investment by Qualified Plans would not serve any regulatory purpose. Moreover, Qualified Plans, unlike separate accounts, are not themselves investment companies and therefore are not subject to Section 9 of the 1940 Act.

   13. Applicants state that Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) provide exemptions from the pass-through voting requirement with respect to several significant matters, assuming the limitations on mixed and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its contractowners with respect to the investments of an underlying fund or any contract between a fund and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of the Rules). Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that the insurance company may disregard contractowners' voting instructions if the contractowners initiate any change in such company's investment policies, principal underwriter, or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii) and (b)(7)(ii)(B) and (C) of the Rules).

   14. Applicants assert that Qualified Plans, which are not registered as investment companies under the 1940 Act, have no requirement to pass-through the voting rights to plan participants. Applicants state that applicable law expressly reserves voting rights to certain specified persons. Under Section 403(a) of the Employment Retirement Income Security Act ("ERISA"), shares of a fund sold to a Qualified Plan must be held by the trustees of the Qualified Plan. Section 403(a) also provides that the trustee(s) must have exclusive authority and discretion to manage and control the Qualified Plan with two exceptions: (1) when the Qualified Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustees are subject to proper directions made in accordance with the terms of the Qualified Plan and not contrary to ERISA; and (2) when the authority to manage, acquire or dispose of assets of the Qualified Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. Unless one of the two above exceptions stated in Section 403(a) applies, Qualified Plan trustees have the exclusive authority and responsibility for voting proxies. Where a named fiduciary to a Qualified Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held unless the right to vote such shares is reserved to the trustees or the named fiduciary. Where a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among variable contract holders and Qualified Plan investors with respect to voting of the respective Fund's shares. Accordingly, Applicants state that, unlike the case with insurance company separate accounts, the issue of the resolution of material irreconcilable conflicts with respect to voting is not present with respect to such Qualified Plans since the Qualified Plans are not entitled to pass-through voting privileges.

   15. Even if a Qualified Plan were to hold a controlling interest in one of the Funds, Applicants believe that such control would not disadvantage other investors in such Fund to any greater extent than is the case when any institutional shareholder holds a majority of the voting securities of any open-end management investment company. In this regard, Applicants submit that investment in a Fund by a Qualified Plan will not create any of the voting complications occasioned by mixed funding or shared funding. Unlike mixed or shared funding, Qualified Plan investor voting rights cannot be frustrated by veto rights of insurers or state regulators.

   16. Applicants state that some of the Qualified Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from participants. Where a Qualified Plan provides participants with the right to give voting instructions, Applicants see no reason to believe that participants in Qualified Plans generally or those in a particular Qualified Plan, either as a single group or in combination with participants in other Qualified Plans, would vote in a manner that would disadvantage Variable Contract holders. In sum, Applicants maintain that the purchase of shares of the Funds by Qualified Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.

   17. Applicants do not believe that the sale of the shares of the Funds to Qualified Plans will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond that which would otherwise exist between variable annuity and variable life insurance contractowners.

   18. As noted above, Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable contracts held in an underlying mutual fund. The Code provides that a variable contract shall not be treated as an annuity contract or life insurance, as applicable, for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the Treasury Department, adequately diversified.

   19. Treasury Department Regulations issued under Section 817(h) provide that, in order to meet the statutory diversification requirements, all of the beneficial interests in the investment company must be held by the segregated asset accounts of one or more insurance companies.  However, the Regulations contain certain exceptions to this requirement, one of which allows shares in an underlying mutual fund to be held by the trustees of a qualified pension or retirement plan without adversely affecting the ability of shares in the underlying fund also to be held by separate accounts of insurance companies in connection with their variable contracts (Treas. Reg. 1.817-5(f)(3)(iii)). Thus, Applicants believe that the Treasury Regulations specifically permit "qualified pension or retirement plans" and separate accounts to invest in the same underlying fund. For this reason, Applicants have concluded that neither the Code nor the Treasury Regulations or revenue rulings thereunder presents any inherent conflict of interest.

   20. Applicants note that while there are differences in the manner in which distributions from Variable Contracts and Qualified Plans are taxed, these differences will have no impact on the Funds. When distributions are to be made, and a Separate Account or Qualified Plan is unable to net purchase payments to make the distributions, the Separate Account and Qualified Plan will redeem shares of the Funds at their respective net asset value in  conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Qualified Plan will make distributions in accordance with the terms of the Qualified Plan.

   21. Applicants maintain that it is possible to provide an equitable means of giving voting rights to Participating Separate Account contractowners and to Qualified Plans. In connection with any meeting of shareholders, the Funds will inform each shareholder, including each Participating Insurance Company and Qualified Plan, of information necessary for the meeting, including their respective share of ownership in the relevant Fund. Each Participating Insurance Company will then solicit voting instructions in accordance with Rules 6e-2 and 6e-3(T), as applicable, and its participation agreement with the relevant Fund. Shares held by Qualified Plans will be voted in accordance with applicable law. The voting rights provided to Qualified Plans with respect to shares of the Funds would be no different from the voting rights that are provided to Qualified Plans with respect to shares of funds sold to the general public.

   22. Applicants have concluded that even if there should arise issues with respect to a state insurance commissioner's veto powers over investment objectives where the interests of contractowners and the interests of Qualified Plans are in conflict, the issues can be almost immediately resolved since the trustees of (or participants in) the Qualified Plans can, on their own, redeem the shares out of the Funds. Applicants note that state insurance commissioners have been given the veto power in recognition of the fact that insurance companies usually cannot simply redeem their separate accounts out of one fund and invest in another. Generally, time-consuming, complex transactions must be undertaken to accomplish such redemptions and transfers. Conversely, the trustees of Qualified Plans or the participants in participant-directed Qualified Plans can make the decision quickly and redeem their interest in the Funds and reinvest in another funding vehicle without the same regulatory impediments faced by separate accounts or, as is the case with most Qualified Plans, even hold cash pending suitable investment.

   23. Applicants also state that they do not see any greater potential for material irreconcilable conflicts arising between the interests of participants under Qualified Plans and contractowners of Participating Separate Accounts from possible future changes in the federal tax laws than that which already exist between variable annuity contractowners and variable life insurance contractowners.

   24. Applicants state that the sale of shares of the Funds to Qualified Plans in addition to separate accounts of Participating Insurance Companies will result in an increased amount of assets available for investment by the Funds. This may benefit variable contractowners by promoting economies of scale, by permitting increased safety of investments through greater diversification, and by making the addition of new portfolios more feasible.

   25. Applicants assert that, regardless of the type of shareholders in each Fund, each Fund's Investment Manager is or would be contractually and otherwise obligated to manage the Fund solely and exclusively in accordance with that Fund's investment objectives, policies and restrictions as well as any guidelines established by the Board of Trustees of such Fund (the "Board"). The Investment Manager works with a pool of money and (except in a few instances where this may be required in order to comply with state insurance laws) does not take into account the identity of the shareholders. Thus, each Fund will be managed in the same manner as any other mutual fund. Applicants therefore see no significant legal impediment to permitting the sale of shares of the Funds to Qualified Plans.

   26. Applicants state that the Commission has permitted the amendment of a substantially similar original order for the purpose of adding a party to the original order and has permitted open-end management investment companies to offer their shares directly to Qualified Plan in addition to separate accounts of affiliated or unaffiliated insurance companies which issue either or both variable annuity contracts or variable life insurance contracts. Applicants state that the amended order sought in the application is identical to precedent with respect to the conditions Applicants propose should be imposed on Qualified Plans in connection with investment in the Funds.

   Applicants' Conditions:

   If the requested amended order is granted, Applicants consent to the following conditions:

   1. A majority of the Board of each Fund shall consist of persons who are not "interested persons" thereof, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of the death, disqualification or bona fide resignation of any Board Member or Members, then the operation of this condition shall be suspended: (a) for a period of 45 days if the vacancy or vacancies may be filled by the remaining Board Members; (b) for a period of 60 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application.

   2. The Board will monitor their respective Fund for the existence of any material irreconcilable conflict among the interests of the Variable Contract owners of all Separate Accounts investing in the Funds and of the Qualified Plan participants investing in the Funds. The Board will determine what action, if any, shall be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Funds are being managed; (e) a difference in voting instructions given by variable annuity contract owners, variable life insurance contract owners, and trustees of Qualified Plans; (f) a decision by an insurer to disregard the voting instructions of Variable Contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

   3. Participating Insurance Companies, the Investment Managers, and any Qualified Plan that executes a fund participation agreement upon becoming an owner of 10 percent or more of the assets of an Fund (a "Participating Qualified Plan"), will report any potential or existing conflicts of which it becomes aware to the Board of any relevant Fund. Participating Insurance Companies, the Investment Managers and the Participating Qualified Plans will be responsible for assisting the Board in carrying out its responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever voting instructions of Contract owners are disregarded and, if pass-through voting is applicable, an obligation by each Participating Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be contractual obligations of all Participating Insurance Companies investing in the Funds under their agreements governing participation in the Funds, and such agreements shall provide that these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, will be contractual obligations of all Participating Qualified Plans under their agreements governing participation in the Funds, and such agreements will provide that their responsibilities will be carried out with a view only to the interests of Qualified Plan participants.

   4. If it is determined by a majority of the Board of a Fund, or by a majority of the disinterested Board Members, that a material irreconcilable conflict exists, the relevant Participating Insurance Companies and Participating Qualified Plans will, at their own expense and to the extent reasonably practicable as determined by a majority of the disinterested Board Members, take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps could include: (a) in the case of Participating Insurance Companies, withdrawing the assets allocable to some or all of the Separate Account s from the Fund or any portfolio thereof and reinvesting such assets in a different investment medium, including another portfolio of an Fund or another Fund, or submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., variable annuity contract owners or variable life insurance contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Variable Contract owners the option of making such a change; (b) in the case of Participating Qualified Plans, withdrawing the assets allocable to some or all of the Qualified Plans from the Fund and reinvesting such assets in a different investment medium; and (c) establishing a new registered management investment company or managed Separate Account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the insurer may be required, at the Fund's election, to withdraw the insurer's Separate Account investment in such Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Participating Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents minority position or would preclude a majority vote, the Participating Qualified Plan may be required, at the Fund's election, to withdraw its investment in such Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a determination by a Board of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participating Insurance Companies and Participating Qualified Plans under their agreements governing participation in the Funds, and these responsibilities will be carried out with a view only to the interest of Variable Contract owners and Qualified Plan participants.

   5. For purposes of Condition 4, a majority of the disinterested Board Members of the applicable Board will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but in no event will the relevant Fund or the Investment Managers be required to establish a new funding medium for any Contract. No Participating Insurance Company shall be required by Condition 4 to establish a new funding medium for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Participating Qualified Plan shall be required by Condition 4 to establish a new funding medium for any Participating Qualified Plan if (a) a majority of Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to governing Qualified Plan documents and applicable law, the Participating Qualified Plan makes such decision without a Qualified Plan participant vote.

   6. The determination of the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participating Insurance Companies and Participating Qualified Plans.

   7. Participating Insurance Companies will provide pass-through voting privileges to Variable Contract owners who invest in registered Separate Accounts so long as and to the extent that the Commission continues to interpret the 1940 Act as requiring pass-through voting privileges for Variable Contract owners. As to Variable Contracts issued by unregistered Separate Accounts, pass-through voting privileges will be extended to participants to the extent granted by issuing insurance companies. Each Participating Insurance Company will also vote shares of the Funds held in its Separate Accounts for which no voting instructions from Contract owners are timely received, as well as shares of the Funds which the Participating Insurance Company itself owns, in the same proportion as those shares of the Funds for which voting instructions from contract owners are timely received. Participating Insurance Companies will be responsible for assuring that each of their registered Separate Accounts participating in the Funds calculates voting privileges in a manner consistent with other Participating Insurance Companies. The obligation to calculate voting privileges in a manner consistent with all other registered Separate Accounts investing in the Funds will be a contractual obligation of all Participating Insurance Companies under their agreements governing their participation in the Funds. Each Participating Qualified Plan will vote as required by applicable law and governing Qualified Plan documents.

   8. All reports of potential or existing conflicts received by the Board of a Fund and all action by such Board with regard to determining the existence of a conflict, notifying Participating Insurance Companies and Participating Qualified Plans of a conflict, and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the meetings of such Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

   9. Each Fund will notify all Participating Insurance Companies that separate disclosure in their respective Separate Account prospectuses may be appropriate to advise accounts regarding the potential risks of mixed and shared funding. Each Fund shall disclose in its prospectus that (a) the Fund is intended to be a funding vehicle for variable annuity and variable life insurance contracts offered by various insurance companies and for qualified pension and retirement plans; (b) due to differences of tax treatment and other considerations, the interests of various Contract owners participating in the Fund and/or the interests of Qualified Plans investing in the Fund may at some time be in conflict; and (c) the Board of such Fund will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflict.

   10. Each Fund will comply with all provisions of the 1940 Act requiring voting by shareholders (which, for these purposes, will be the persons having a voting interest in the shares of the Funds), and, in particular, the Funds will either provide for annual shareholder meetings (except insofar as the Commission may interpret Section 16 of the 1940 Act not to require such meetings) or comply with Section 16(c) of the 1940 Act, although the Funds are not the type of trust described in Section 16(c) of the 1940 Act, as well as with Section 16(a) of the 1940 Act and, if and when applicable, Section 16(b) of the 1940 Act. Further, each Fund will act in accordance with the Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of Board Members and with whatever rules the Commission may promulgate with respect thereto.

   11. If and to the extent Rules 6e-2 or 6e-3(T) under the 1940 Act is amended, or proposed Rule 6e-3 under the 1940 Act is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder, with respect to mixed or shared funding on terms and conditions materially different from any exemptions granted in the order requested in the application, then the Funds and/or Participating Insurance Companies and Participating Qualified Plans, as appropriate, shall take such steps as may be necessary to comply with such Rules 6e-2 and 6e-3(T), as amended, or proposed Rule 6e-3, as adopted, to the extent that such Rules are applicable.

   12. The Participating Insurance Companies and Participating Qualified Plans and/or the Investment Managers, at least annually, will submit to the Board such reports, materials or data as the Board may reasonably request so that the Board may fully carry out obligations imposed upon it by the conditions contained in the application. Such reports, materials and data will be submitted more frequently if deemed appropriate by the Board. The obligations of the Participating Insurance Companies and Participating Qualified Plans to provide these reports, materials and data to the Board, when the Board so reasonably requests, shall be a contractual obligation of all Participating Insurance Companies and Participating Qualified Plans under their agreements governing participation in the Funds.

   13.  If a Qualified Plan should ever become a holder of ten percent or more of the assets of a Fund, such Qualified Plan will execute a participation agreement with the Fund that includes the conditions set forth herein to the extent applicable. A Qualified Plan will execute an application containing an acknowledgment of this condition upon such Qualified Plan's initial purchase of the shares of any Fund.

   Conclusion:

   Applicants assert that, for the reasons summarized above, the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

   For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Templeton Variable Products Series Fund, et al.

File No. 812-11698

 SECURITIES AND EXCHANGE COMMISSION

Release No. IC-24079

1999 SEC LEXIS 2177

October 13, 1999

ACTION:  Order Granting Exemptions

TEXT: Templeton Variable Products Series Fund ("Templeton Trust"), Franklin Templeton Variable Insurance Products Trust ("VIP Trust"), Templeton Funds Annuity Company ("TFAC") or any successor to TFAC, and any future open-end investment company for which TFAC or any affiliate is the administrator, sub-administrator, investment manager, adviser, principal underwriter, or sponsor ("Future Funds") filed an application on July 14, 1999, and an amendment on September 17, 1999 seeking an amended order of the Commission pursuant to Section 6(c) of the Investment Company Act of 1940 ("1940 Act") exempting them from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15). The prior order (Rel. No. IC-19879) granted exemptive relief to permit shares of the Templeton Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies. The proposed relief would amend the prior order to add as parties to that order the VIP Trust and any Future Funds and to permit shares of the Templeton Trust, the VIP Trust, and Future Funds to be issued to and held by qualified pension and retirement plans outside the separate account context.

   A notice of the filing of the application was issued on September 17, 1999 (Rel. No. IC-24018). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

   The matter has been considered, and it is found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policy and provisions of the 1940 Act.

   Accordingly,

   IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, be, and hereby are, granted, effective forthwith.

   For the Commission, by the Division of Investment Management, pursuant to delegated authority.

PARTICIPATION AGREEMENT

Midland National Life Insurance Co.

This Participation Agreement (“Agreement”), dated as of the ____ day of ___________, 200__, is made by and between Midland National Life Insurance Co. (“Company”), on behalf of itself and each of the separate accounts identified on Exhibit A, which is attached hereto, as the parties hereto may amend from time to time (“Variable Accounts”), WADDELL & REED, INC. (“W&R”), distributor for Ivy Funds Variable Insurance Portfolios, and IVY FUNDS VARIABLE INSURANCE PORTFOLIOS (“Ivy Funds VIP”).

WHEREAS, Ivy Funds VIP is registered with the Securities and Exchange Commission (“SEC”) as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”), and currently includes the separately managed series identified on Exhibit B, which is attached hereto and may be amended by mutual agreement from time to time and that are available to the  Variable Accounts in accordance with this Agreement, (each a “Portfolio”); and

WHEREAS, the Portfolios are currently offered as investment vehicles for insurance company separate accounts established for variable life insurance policies and variable annuity contacts that are or may be offered by life insurance companies which have entered into fund participation agreements with Ivy Funds VIP and W&R (“Participating Insurance Companies”); and

WHEREAS, Company, W&R and Ivy Funds VIP mutually desire the inclusion of the Portfolios as underlying investment options for each of the variable life insurance policies and/or variable annuity contracts issued by Company identified on Exhibit A, which is attached hereto, as the parties hereto may amend from time to time (collectively, the “Contracts”); and

WHEREAS, the Contracts allow for the allocation of net amounts received by Company to separate sub-accounts of the Variable Accounts for investment in shares of the Portfolios and other similar funds; and

WHEREAS, selection of a particular sub-account (corresponding to a particular Portfolio) is made by the owner of a Contract (“Contract Owner”) and such Contract Owner may reallocate their investment options among the sub-accounts of the Variable Accounts in accordance with the terms of the Contracts.

NOW THEREFORE, Company, W&R and Ivy Funds VIP, in consideration of the promises and undertakings described herein, agree as follows:

1.      SCOPE OF AGREEMENT.  The scope of this Agreement is related to the purchase and sale of Portfolio shares by the Variable Accounts on behalf of purchasers of the Contracts.

2.      REPRESENTATIONS OF COMPANY.

(a)    Company represents and warrants that the Variable Accounts have been established and are in good standing under the laws of their state of organization; and the Variable Accounts have been registered as unit investment trusts under the 1940 Act and will remain so registered, or are exempt from registration pursuant to Section 3(c)(11) of the 1940 Act;

(b)    Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of its state of incorporation and that it has legally and validly established each Variable Account as a segregated asset account under applicable state insurance laws and the regulations thereunder.

(c)    Company represents and warrants that (i) the Contracts are, or prior to issuance will be, registered under the Securities Act of 1933, as amended (“1933 Act”), unless exempt from such registration, (ii) the Contracts are, or prior to issuance will be, duly authorized for issuance and sold in compliance with all applicable federal and state laws, including, without limitation, the 1933 Act, the Securities Exchange Act of 1934 (“1934 Act”), the 1940 Act and the law(s) of Company’s state(s) of organization and domicile, (iii) each Variable Account does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, unless exempt from such requirements, (iv) each Variable Account’s 1933 Act registration statement relating to the Contracts, together with any amendments thereto, will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder, and (v) Company will amend the registration statement for its Contracts under the 1933 Act and for its Variable Accounts under the 1940 Act from time to time as may be required by applicable law.

(d)    Company represents that each Variable Account is a “segregated asset account” and that interests in each Variable Account are offered exclusively through the purchase of a “variable contract”, within the meaning of such terms under Section 817 of the Internal Revenue Code of 1986, as amended (“Code”), and Section 1.817-5(f)(2) of the Federal Tax Regulations, that it shall make every effort to continue to meet such definitional requirements, and that it shall notify W&R and Ivy Funds VIP immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they may not be met in the future.

(e)    Company represents that the Contracts are currently, and at the time of issuance will be, treated as annuity contracts or life insurance policies, whichever is appropriate under applicable provisions of the Code, and that it shall make every effort to maintain such treatment.  Company will promptly notify W&R and Ivy Funds VIP upon having a reasonable basis for believing that the Contracts have ceased to be treated as annuity contracts or life insurance polices, or that the Contracts may not be so treated in the future.

(f)      Company represents that it has established such rules and procedures as are necessary to ensure compliance with applicable federal, state and self-regulatory requirements relating to the offering of the Contracts.  W&R and Ivy Funds VIP explicitly disclaim any and all responsibility for the offer, sale, distribution and/or servicing of the Contracts, except as otherwise specified in this Agreement.

(g)    Company shall during the term of this Agreement comply with all laws, rules and regulations applicable to it in connection with the performance of each of its obligations under this Agreement or applicable to the performance of its business, including, but not limited to, any applicable requirements of the USA Patriot Act of 2001 (the “AML Act”) and related laws, rules and regulations.

(h)    To the extent one or more third parties are engaged by Company to offer the Contracts and/or perform services that Company is responsible for under this Agreement (such parties include, but are not limited to, affiliates of Company) (“Agents”), Company shall determine that each such Agent is capable of performing such services, shall take measures as may be necessary to ensure that Agents perform such services in accordance with the requirements of this Agreement and applicable law and shall bear full responsibility for, and assume all liability for (including any obligation for indemnification as provided in Paragraph 13 hereof), the actions and inactions of such Agents as if such services had been provided by Company.

(i)      Company represents that, during the term of this Agreement, it will have in force adequate insurance coverage insuring the Company against potential liabilities associated with the underwriting and distribution of the Contracts.

3.      ROLE OF COMPANY.

      (a)  AUTHORITY OF COMPANY.  Subject to the terms and conditions of this Agreement, Company shall be authorized to, and agrees, to act as a limited agent of W&R for purposes of Rule 22c-1 under the 1940 Act and to the extent permitted by applicable law, for the sole purpose of receiving instructions for the purchase and redemption of Portfolio shares (from Contract Owners or participants making investment allocation decisions under the Contracts) prior to the close of business of the New York Stock Exchange (“NYSE”), normally 3:00 p.m. Central Time (“Pricing Time”) each Business Day.  “Business Day” shall mean any day on which the NYSE is open for trading and on which the Portfolios calculate their net asset value as set forth in the Portfolios’ most recent prospectuses and SAIs.  Except as particularly stated in this paragraph, Company shall have no authority to act on behalf of W&R or Ivy Funds VIP or to incur any cost or liability on its behalf.

(b)  COOPERATION WITH PORTFOLIO POLICIES.  From time to time, W&R and/or Ivy Funds VIP may implement policies, procedures or requirements in an effort to comply with applicable legal requirements and/or avoid potential adverse effects on the Portfolios.  Company agrees to reasonably cooperate in good faith with W&R and/or Ivy Funds VIP in the reasonable implementation of any such policies, procedures and/or requirements and agrees to use its best efforts to comply with any and all requirements, restrictions and limitations described in the Portfolios’ prospectus, including any restrictions or prohibitions relating to frequent purchases and redemptions of Portfolio shares.  Such cooperation shall include, but not be limited to, providing, promptly upon request by W&R and/or Ivy Funds VIP, names, taxpayer identification numbers and transaction information relating to Contract Owners issuing instructions to the Company resulting in the purchase, redemption, transfer or exchange of Portfolio shares, executing any instructions from W&R and/or Ivy Funds VIP to restrict or prohibit any further purchases or exchanges of Portfolio shares relating to any Contract Owner who has been identified by or on behalf of Ivy Funds VIP as having engaged in transactions of Portfolio shares that violate policies established by Ivy Funds VIP for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the Portfolio, facilitating the imposition of any applicable redemption fee on such person or persons, and taking such other remedial steps as are requested by W&R and/or Ivy Funds VIP, all to the extent permitted or required by applicable law.

4.      AVAILABLE PORTFOLIOS.

(a)  AVAILABILITY.  Ivy Funds VIP will make shares of the Portfolios available to Company and its Variable Accounts for purchase and redemption at the applicable net asset value and with no sales charges on those days on which the Portfolios calculate their net asset value pursuant to the rules of the SEC, subject to the terms and conditions of this Agreement.  Notwithstanding the foregoing, the Board of Trustees of Ivy Funds VIP (“Board”) may refuse to sell shares of any Portfolio to any person or suspend or terminate the offering of shares of any Portfolio (a) if such action is required by law or by regulatory authorities having jurisdiction, (b) if, in the sole discretion of the Board, acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, the Board deems such action to be in the best interests of the shareholders of such Portfolio, or (c) if such action is required by any policies that the Board has adopted and that apply to all Participating Insurance Companies.  Further, it is acknowledged and agreed that the availability of Portfolio shares shall be subject to Ivy Funds VIP’s current prospectus and SAI and to federal and state laws, rules and regulations.

 (b) NO SALES TO THE GENERAL PUBLIC.  Ivy Funds VIP represents and warrants that shares of the Portfolios will be sold only to insurance companies and/or their separate accounts funding variable life insurance policies and/or variable annuity contracts or to other persons or entities permitted under Section 817 of the Code, or regulations promulgated thereunder.  Ivy Funds VIP represents and warrants that no shares of any Portfolio have been or will be sold to the general public.

5.      PROCESSING OF PORTFOLIO PURCHASE AND REDEMPTION REQUESTS.

(a)    PRICING INFORMATION.  Ivy Funds VIP or its agents will use reasonable best efforts to provide closing net asset value, change in net asset value, dividend or daily accrual rate information and capital gain information by 6:00 p.m. Central Time each Business Day to Company.  Company shall use this data to calculate unit values for its Variable Accounts.  Unit values shall be used to process that same Business Day’s Variable Account transactions.  In the event adjustments to transactions previously effected on behalf of a Variable Account are required to correct any material error in the computation of the net asset value of a Portfolio’s shares, Ivy Funds VIP or its agent shall notify Company as soon as practicable after discovering the need for those adjustments which result in a reimbursement to a Variable Account in accordance with Ivy Funds VIP’s then current policies on reimbursement, which Ivy Funds VIP represents are consistent with applicable SEC standards.  If an adjustment is to be made in accordance with such policies to correct an error which has caused a Variable Account to receive an amount different than that to which it is entitled, Ivy Funds VIP or its agent shall make all necessary adjustments to the number of shares owned in the Variable Account and distribute to the Variable Account the amount of such underpayment for credit by the Company to affected Contract Owners. W&R and Ivy Funds VIP shall not be responsible for payment of any costs of reprocessing transactions in units issued by a Variable Account (or a sub-account of a Variable Account) under the Contracts arising out of an error in the calculation of a Portfolio’s net asset value, dividends or capital gains distributions.  In the event that any such material error is the result of the gross negligence of W&R or Ivy Funds VIP, or a designated agent for calculating the net asset value, any administrative or other costs or losses incurred for correcting underlying Contract owner accounts shall be at W&R’s expense.   The Company agrees to use its best efforts to minimize any costs incurred under this paragraph and shall provide W&R with acceptable documentation of any such costs incurred.

(b)   PLACING OF ORDERS BY COMPANY.  Orders for purchases or redemptions shall be placed by Company with W&R or its specified agent in a manner and format determined by W&R no later than 8:30 a.m. Central Time on the following Business Day.  The Company may place purchase and/or redemption orders on the following Business Day for shares of the Portfolios that it receives prior to the Pricing Time each Business Day.  The Company will not aggregate pre-Pricing Time trades with post-Pricing Time trades.  All orders shall be communicated by the Company through the National Securities Clearing Corporation’s (“NSCC”) Fund/SERV system.  The following information shall be supplied by the Company at the time each order is placed:  (i) total purchases for each Portfolio (including all purchase, exchange and transfer orders received by the Company resulting in purchases of Portfolio shares); (ii) total redemptions for each Portfolio (including all redemption, exchange and transfer orders received by the Company resulting in redemptions of Portfolio shares); and (iii) such other information required by NSCC or reasonably requested by W&R.

            In the event that Company is unable to submit purchase and settlement instructions to     W&R for Portfolio shares via the NSCC Fund/SERV system, the following shall apply to this Section:

                        W&R agrees to sell to Company those shares of the Portfolios which the           Company orders on behalf of any Variable Account, executing such orders on a daily         basis at the net asset value next computed after receipt and acceptance by W&R or its        designee of such order.  For purposes of this Section, the Company shall be the designee             of W&R for the receipt of such orders from the Variable Account and receipt by such   designee shall constitute receipt by W&R; provided that W&R receives notice of such    order by 9:00 a.m. Eastern Time on the next following Business Day.  Company shall pay        for Portfolio shares by the scheduled close of the federal funds transmissions on the same    Business Day it places an order to purchase Portfolio shares in accordance with this       Section.  Payment shall be in federal funds transmitted by wire to W&R’s designated             custodian.

(c)    PROCESSING OF ORDERS.  To the extent permitted by applicable law, orders for shares of Portfolios received by Company prior to the Pricing Time on a Business Day and received by W&R by 8:30 a.m. Central time on the following Business Day shall be executed at the time they are received by W&R and at the net asset value price determined as of the close of trading on the previous Business Day, provided that Company represents it has received such orders prior to the close of the NYSE on the previous Business Day.  In connection with this Section 5(c), Company represents and warrants that it will not submit any order for shares of a Portfolio or engage in any practice, nor will it allow any person acting on its behalf to submit any order for shares of a Portfolio or engage in any practice, that would violate or cause a violation of Section 22 of the 1940 Act or Rule 22c-1 thereunder.  W&R will not accept any order made on a conditional basis or subject to any delay or contingency.  Company shall not place orders on behalf of customers whose addresses are outside the U.S.

(d)   PAYMENT FOR SHARES.  Payment for net purchases shall be wired to a custodial account designated in writing by W&R and payment for net redemptions will be wired to an account designated in writing by Company.  Company will wire payment for net purchases to a custodian account designated by Ivy Funds VIP by 5:00 p.m. Central Time on the same day as the order for Portfolio shares is placed, to the extent practicable.  Ivy Funds VIP will wire payment for net redemptions to an account designated by Company by 5:00 p.m. Central Time on the following Business Day, to the extent practicable, but in any event within five (5) calendar days after the date the order is placed in order to enable Company to pay redemption proceeds within the time specified in Section 22(e) of the 1940 Act or such period of time as may be required by law.  Company shall indemnify W&R and Ivy Funds VIP for any losses incurred in connection with a cancelled order.

(e)    DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS.  Dividends and capital gain distributions shall be reinvested in additional Portfolio shares at net asset value.  Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio’s shares in additional shares of the Portfolio.  Ivy Funds VIP shall notify Company of the number of shares so issued as payment of such dividends and distributions.

(f)     ISSUANCE OF SHARES.  Issuance and transfer of Portfolio shares will be by book entry only.  Share certificates will not be issued to Company for any Variable Account.  Portfolio shares will be recorded in the appropriate title for each Variable Account.

(g)    COMPANY REPORTING.  Company shall provide W&R with reports substantially in the form attached as Exhibit B (“Distribution Reports”).  Company shall use its best efforts to provide W&R with Distribution Reports on a monthly basis, but in no event shall Company provide Distribution Reports less frequently than quarterly.  Company and W&R agree to use reasonable efforts to include such additional items in the Distribution Reports as Company and W&R may mutually agree upon in writing.

6.      EXPENSES.  All expenses incident to the performance by Company, W&R and/or Ivy Funds VIP of their respective obligations under this Agreement shall be paid by the party subject to the obligation.  W&R shall pay compensation to Company under this Agreement as provided on Exhibit C.

7.      PROSPECTUSES, SAIs, PROXIES AND REPORTS.

(a)    DELIVERY TO COMPANY.  W&R shall promptly provide Company (or its designee), or cause Company (or its designee) to be provided with:

(1)   a camera-ready copy of the Portfolios’ statutory prospectus (as such term is defined in Rule 498 under the 1933 Act) and any supplements, for use by Company in producing a combined prospectus for each Contract incorporating both the Contract prospectus and the Portfolios’ prospectus;

(2)   a Portable document Format (“.pdf”) version of the Portfolios’ SAI and any supplements;

(3)   periodic reports required under the 1940 Act (“Periodic Reports”) in such quantity as Company shall reasonably require for distribution to Contract Owners, or in lieu thereof, a .pdf version of Periodic Reports; and

(4)   copies of any Portfolio proxy materials in such quantity as Company shall reasonably require for distribution to Contract Owners.

For purposes of clarity, see Schedule A, paragraph F, attached hereto, which outlines each parties responsibility with respect to this Section.

(b)  DELIVERY TO CONTRACT OWNERS.  Company shall deliver to Contract Owners any such materials described in Section 7(a) in accordance with applicable federal and state securities laws.

(c)  USE OF PORTFOLIO MATERIALS BY COMPANY.  If Company elects to include any materials provided by W&R or Ivy Funds VIP, specifically prospectuses, SAIs, Periodic Reports and proxy materials, on its web site or in any other computer or electronic format, Company assumes sole responsibility for maintaining such materials in the form provided by W&R or Ivy Funds VIP and for promptly replacing such materials with all updates provided by W&R or Ivy Funds VIP.  W&R or Ivy Funds VIP agree to provide all such materials requested by Company in a “.pdf” in a timely fashion at no additional cost, together with such other formats at Company’s cost as may be mutually agreed upon.

(d)  PROXY VOTING.  Except to the extent prohibited by law, the Company shall, at any time the provisions of Section 11 of the Agreement are in effect: (i) solicit voting instructions from Contract Owners; (ii) vote the Portfolio(s) shares in accordance with the instructions received from Contract Owners; and (iii) vote Portfolio(s) shares for which no instructions have been received in the same proportion as the vote of all other holders of such shares, provided however, that the Company reserves the right to vote Portfolio shares held in any segregated asset account in its own right, to the extent permitted by law.  Company and its agents will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Portfolio shares held for the benefit of such Contract Owners.

8.      USE OF INFORMATION.  Company and its agents shall make no representations concerning the Portfolios or Portfolio shares except those contained in the Portfolios’ then current prospectuses, SAIs or other documents produced by W&R (or an entity on its behalf) which contain information about the Portfolios.  Company agrees to submit to W&R for prior review and approval any communication with the public containing any Portfolio information.  Company agrees to allow at least ten (10) Business Days for W&R to review any advertising and sales literature drafted by Company (or agents on its behalf) with respect to the Portfolios prior to using such material or submitting such material to any regulator.  Ivy Funds VIP, W&R and their agents shall make no representations concerning Company or Variable Accounts except those contained in the Contracts’ then current prospectuses, SAIs or other documents produced by Company (or an entity on its behalf) which contain information about the Variable Accounts.  Ivy Funds VIP and W&R agree to submit to Company for prior review and approval,  any communication with the public containing any Variable Account information.  Ivy Funds VIP and W&R agree to allow at least ten (10) Business Days for Company to review any advertising and sales literature drafted by Ivy Funds VIP or W&R (or agents on their behalf) with respect to the Variable Accounts prior to using such material ~~or submitting such material~~ to any regulator.

9.      REPRESENTATIONS OF W&R AND/OR IVY FUNDS VIP.

(a)  W&R represents and warrants that each Portfolio is or will be qualified as a regulated investment company under Subchapter M of the Code and that Ivy Funds VIP shall make every effort to maintain such qualification and that W&R shall promptly notify Company upon having a reasonable basis for believing that any of the Portfolios has ceased to so qualify, or may not qualify as such in the future.

(b)  W&R represents and warrants that the assets of each Portfolio will be invested in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions).  Without limiting the scope of the foregoing, W&R represents and warrants that each Portfolio has complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation ｧ1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulation.   Ivy Funds VIP and/or W&R will make every reasonable effort (a) to notify Company immediately upon having a reasonable basis for believing that a Portfolio has ceased to comply with Section 817(h) of the Code or Treasury Regulation 1.817-5, and (b) in such event, to adequately diversify the affected Portfolio so as to achieve compliance within the grace period afforded by Treasury Regulation ｧ1.817-5.

(c)  W&R represents and warrants that Ivy Funds VIP is duly organized and validly existing under the laws of Delaware and that each Portfolio does and will comply in all material respects with the 1940 Act and the rules and regulations thereunder.

(d)  W&R represents and warrants that the Portfolio shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and each Portfolio shall be registered under the 1940 Act prior to and at the time of any issuance or sale of such shares.  W&R shall amend the Portfolios’ registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of Portfolio shares.  Ivy Funds VIP shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by Ivy Funds VIP or W&R.

(e)  Ivy Funds VIP represents and warrants that it, its trustees, officers, employees and others dealing with the money or securities, or both, of a Portfolio shall at all times be covered by a blanket fidelity bond or similar coverage for the benefit of the Portfolio in an amount not less than the minimum coverage required by Rule 17g-1 or other regulations under the 1940 Act.  Such bond shall include coverage for larceny and embezzlement and be issued by a reputable bonding company.

(f)   W&R represents and warrants that it is currently and will continue to be a registered-broker dealer and member in good standing with the Financial Industry Regulatory Authority (“FINRA”).

(g)  W&R represents and warrants that shares of the Portfolios (i) shall be offered and sold in compliance in all material respects with applicable federal securities laws, (ii) are offered and sold only to Participating Insurance Companies and their separate accounts and to persons or plans that communicate to Ivy Funds VIP that they qualify to purchase shares of the Portfolios under Section 817(h) of the code and the regulations thereunder without impairing the ability of the Variable Account to consider the portfolio investments of the Portfolios as constituting investments of the Account for the purpose of satisfying the diversification requirements of Section 817(h) (“Qualified Persons”), and (iii) are registered and qualified for sale in accordance with the laws of the various states to the extent required by applicable law.

Ivy Funds VIP further represents and warrants that, to the extent that it provides the Company with summary prospectuses, it will maintain a website that is in compliance with all applicable requirements of Rule 498, such that Ivy Funds VIP may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

10.  MONTHLY CONFIRMATIONS.  Ivy Funds VIP or its agent shall provide Company a monthly statement of account or electronic access to account information, which shall confirm all transactions in Portfolio shares made during that particular month by a Variable Account.

11.  MIXED AND SHARED FUNDING.

(a)    GENERAL.  The SEC has granted an order to Ivy Funds VIP exempting it from certain provisions of the 1940 Act and rules thereunder (“Order”) so that Ivy Funds VIP may be available for investment by the Variable Accounts and by certain other entities, including, without limitation, separate accounts funding variable annuity contracts or variable life insurance contracts, separate accounts of insurance companies unaffiliated with Company, and qualified pension and retirement plans (collectively, "Mixed and Shared Funding").  The parties recognize that the SEC has imposed terms and conditions for such orders that are substantially identical to many of the provisions of this Section 11.  Sections 11(b) through 11(h) below shall apply pursuant to the Order granted to Ivy Funds VIP.  Ivy Funds VIP hereby notifies Company that it may be appropriate to include in the prospectus pursuant to which a Contract is offered disclosure regarding the potential risks of Mixed and Shared Funding.

(b)   MATERIAL IRRECONCILABLE CONFLICTS.

      Company agrees to inform the Board of the existence of any potential or existing material irreconcilable conflicts of which it is aware.  Company will assist the Board in carrying out its responsibilities under the Order by providing the Board with all information reasonably necessary for and requested by the Board to consider any issues raised, including information as to a decision by Company to disregard voting instructions of Contract Owners.  Company’s responsibilities in connection with the foregoing shall be carried out with a view only to the interests of Contract Owners.  The concept of a “material irreconcilable conflict” is not defined by the 1940 Act or the rules thereunder, but the parties recognize that such a conflict may arise for a variety of reason, including without limitation:

1.      an action by any state insurance or other regulatory authority;

2.      a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax~~,~~  or securities regulatory authorities;

3.      an administrative or judicial decision in any relevant proceeding;

4.      the manner in which the investments of any Portfolios are being managed;

5.      a difference in voting instructions given by variable annuity contract participants, variable life insurance contract participants to Participating Insurance Companies (as that term is defined in the Order) and trustees of Participating Plans (as that term is defined in the Order);

6.      a decision by a Participating Insurance Company to disregard the voting instructions of participants; or

7.      a decision by a Participating Plan to disregard the voting instructions of plan participants.; or

8.      The Board will monitor the Ivy Funds VIP for the existence of any material irreconcilable conflict between the interests of the Contract Owners of all Participating Insurance Companies.  Ivy Funds VIP shall promptly inform Company of any determination by the Trustees that a material irreconcilable conflict exists and of the implications thereof.

(c)   CONFLICT REMEDIES.

                        (i)         It is agreed that if it is determined by a majority of the members of the Board or a majority of the Disinterested Trustees that a material irreconcilable conflict exists, Company will, if it is a Participating Insurance Company involved in the material irreconcilable conflict, at its own expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps may include, but are not limited to:

                                    (ii)        withdrawing the assets allocable to some or all of the Variable Accounts from Ivy Funds VIP or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio, or submitting the question of whether such segregation should be implemented to a vote of all affected participants and, as appropriate, segregating the assets of any particular group (e.g., annuity participants, life insurance participants or all participants) that votes in favor of such segregation, or offering to the affected participants the option of making such a change; and

(iii)       establishing a new registered investment company of the type defined as a “management company” in Section 4(3) of the 1940 Act or a new separate account that is operated as a management company.

                        (2)         If the material irreconcilable conflict arises because of Company’s decision to disregard Contract Owner voting instructions and that decision represents a minority position or would preclude a majority vote, Company may be required at Ivy Funds VIP’s election, to withdraw each Variable Account’s investment in the Portfolio. No charge or penalty will be imposed as a result of such withdrawal.  Any such withdrawal must take place within six (6) months after Ivy Funds VIP gives written notice to Company that this provision is being implemented, and until such withdrawal~~,~~  Ivy Funds VIP shall continue to accept and implement orders by Company for the purchase and redemption of shares of Ivy Funds VIP.

                        (3)         If a material irreconcilable conflict arises because a particular state insurance regulator’s decision applicable to Company conflicts with the majority of other state regulators, then  Company will withdraw the affected Variable Account’s investment in Ivy Funds VIP and terminate this Agreement with respect to such Variable Account within six (6) months after the Board informs Company in writing that it has determined that such decision has created a material irreconcilable conflict and, until such withdrawal~~,~~  Ivy Funds VIP shall continue to accept and implement orders by Company for the purchase and redemption of shares of Ivy Funds VIP.  No charge or penalty will be imposed as a result of such withdrawal.

(4)        Company agrees that any remedial action taken by it in resolving any material irreconcilable conflict will be carried out at its expense and with a view only to the interests of participants.

                        (5)        For purposes of this Section 11, a majority of the Disinterested Trustees will determine whether or not any proposed action adequately remedies any material irreconcilable conflict.  In no event, however, will Ivy Funds VIP or any of its affiliates be required to establish a new funding medium for any Contracts.  Company will not be required by the terms hereof to establish a new funding medium for any Contracts if an offer to do so has been declined by vote of a majority of participants materially adversely affected by the material irreconcilable conflict.

(d)  NOTICE TO COMPANY.  Ivy Funds VIP will promptly make known in writing to Company the Board’s determination of the existence of a material irreconcilable conflict, a description of the facts that give rise to such conflict and the implications of such conflict.

(e)   INFORMATION REQUESTED BY BOARD.  Company and W&R (or W&R’s affiliate) will at least annually submit to the Board such reports, materials or data as the Board may reasonably request so that the Board may fully carry out the obligations imposed upon it by the provisions hereof the Order or any other exemptive order granted by the SEC to permit Mixed and Shared Funding, and said reports, materials and data will be submitted at any reasonable time deemed appropriate by the Board.

(f)    COMPLIANCE WITH SEC RULES.  If, at any time during which Ivy Funds VIP is serving as an investment medium for variable life insurance Contracts, 1940 Act Rules 6e-3(T) or, if applicable 6e-2 are amended or Rule 6e-3 is adopted to provide exemptive relief with respect to Mixed and Shared Funding, Ivy Funds VIP agrees that it will comply with the terms and conditions thereof and that the terms of this Section 11 shall be deemed modified if and only to the extent required in order also to comply with the terms and conditions of such exemptive relief that is afforded by any of said rules that are applicable.

(g)   OTHER REQUIREMENTS.  Ivy Funds VIP will require that each other Participating Insurance Company and each Participating Plan enter into an agreement with Ivy Funds VIP that contains in substance the same provisions as are set forth in Sections 2(c), 2(d), 7(d), 9(b) and 11 of this Agreement.

12.  TERMINATION.

(a)  EVENTS OF TERMINATION.  This Agreement shall terminate:

(1)  at the option of Company, W&R or Ivy Funds VIP upon at least sixty (60) days advance written notice to the other;

(2)  at any time with respect only to an applicable Portfolio(s), upon W&R’s election, if Ivy Funds VIP determines that liquidation of the Portfolio(s) is in the best interest of the Portfolio(s) and its (their) beneficial owners.  Reasonable advance notice of election to liquidate shall be furnished by W&R to permit the substitution of Portfolio shares with the shares of another investment company;

(3)  if the Contracts are not treated as annuity contracts or life insurance policies by the applicable regulators or under applicable rules or regulations;

(4)  if the Variable Accounts are not deemed “segregated asset accounts” by the applicable regulators or under applicable rules or regulations;

(5)  with respect only to the applicable Portfolio(s), upon a decision by Company based on reasonable cause, in accordance with applicable law, to substitute such Portfolio shares with the shares of another investment company for Contracts for which the Portfolio shares have been selected to serve as the underlying investment medium.  Company shall give at least sixty (60) days written notice to Ivy Funds VIP and W&R of any decision to substitute Portfolio shares;

(6)  upon sixty (60) days notice upon assignment of this Agreement unless such assignment is made with the written consent of each other party;

(7)        at the option of Ivy Funds VIP or W&R in the event that formal administrative proceedings are instituted against Company by FINRA, the SEC, a state insurance commissioner or like official of any state or any other regulatory body regarding Company’s duties under this Agreement or related to the sale of the Contracts, the operation of any Variable Account, or the purchase of Ivy Funds VIP’s shares; provided, however, that Ivy Funds VIP or W&R determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Company to perform its obligations under this Agreement;

(8)        at the option of Company in the event that formal administrative proceedings are instituted against Ivy Funds VIP or W&R by FINRA, the SEC, or any state securities or insurance department or any other regulatory body; provided, however, that Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Ivy Funds VIP or W&R to perform its obligations under this Agreement;

(9)        at the option of Company by written notice to Ivy Funds VIP and W&R with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements specified in the Agreement;

(10)  at the option of Company by written notice to Ivy Funds VIP and W&R based upon Company’s determination that shares of Ivy Funds VIP are not reasonably available to meet the requirements of the Contracts;

(11)  at the option of Company by written notice to Ivy Funds VIP and W&R in the event the Portfolio’s shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by Company;  and

(12) at the option of any party to this Agreement, upon another party’s material breach of any provision of this Agreement.

(b)  NOTICE REQUIREMENT.  In the event of any termination of this Agreement at the option of one of the parties, prompt written notice of the election to terminate this Agreement shall be furnished by the party terminating the Agreement to the non-terminating parties.

(c)  PORTFOLIOS TO REMAIN AVAILABLE; EFFECT OF TERMINATION. Notwithstanding any termination of this Agreement, Ivy Funds VIP and W&R will, at the option of Company, until six (6) months after the date of termination, and from six-month period to six-month period thereafter, if mutually agreed in writing by W&R, Ivy Funds VIP and Company, continue to make available additional shares of any Portfolio offered under a Contract pursuant to the terms and conditions of this Agreement, for any Contract that is in effect on the effective date of termination of this Agreement and that offers the particular Portfolio(s) as an investment option under the Contract as of that date (hereinafter referred to as "Existing Contracts"), unless W&R or the Board determines that doing so would not serve the best interests of the shareholders of the affected Portfolio(s) or would be inconsistent with applicable law or regulation.  Specifically, without limitation, the owners of the Existing Contracts will be permitted to reallocate investments in the Portfolio(s) (as in effect on such date), redeem investments in the Portfolio(s) and/or invest in the Portfolio(s) upon the making of additional purchase payments under the Existing Contracts.  The parties agree that this Section 12 will not apply to any (i) actions taken pursuant to Section 11 and the effect of such actions will be governed by Section 11 of this Agreement or (ii) any rejected purchase and/or redemption order as described in Section 2(i) hereof.  If Company elects to continue to make available Portfolio shares to Contract Owners after the effective date of termination of this Agreement in accordance with this Section 12(c), all provisions of this Agreement will survive any termination of this Agreement solely with respect to transactions in such Portfolio shares under the Existing Contracts.

      (d)        Sections 6, 12(c), 14 and 16 and this Section 12(d) shall survive termination of this Agreement.

13.  NOTICES.

(a)  DELIVERY.  All notices sent under this Agreement shall be given in writing, and shall be delivered personally, or sent by fax, or by a nationally-recognized overnight courier, postage prepaid.  All such notices shall be deemed to have been duly given when so delivered personally or sent by fax, with receipt confirmed, or one (1) business day after the date of deposit with such nationally-recognized overnight courier.  All such notices to Company, W&R or Ivy Funds VIP shall be delivered to:

Midland National Life Insurance Company

4350 Westown Parkway

West Des Moines, IA  50266

Attention:  _________________________________

Waddell & Reed, Inc.

6300 Lamar Avenue

Overland Park, Kansas 66202

Attention:  Legal Department

Ivy Funds Variable Insurance Portfolios

6300 Lamar Avenue

Overland Park, Kansas 66202

Attention:  Secretary

All such notices to Company, W&R and Ivy Funds VIP shall be delivered to their respective addresses as listed above, or such other address as Company, W&R and/or Ivy Funds VIP may have furnished in writing to the other parties in accordance herewith.

(b)  NOTICE OF CERTAIN PROCEEDINGS AND OTHER CIRCUMSTANCES.

(1)  Ivy Funds VIP or W&R will immediately notify Company of (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to Ivy Funds VIP’s registration statement under the 1933 Act or Ivy Funds VIP’s prospectus, (ii) any request by the SEC for any amendment to such registration statement or Ivy Funds VIP prospectus that may affect the offering of shares of Ivy Funds VIP, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of Ivy Funds VIP Shares, or (iv) any other action or circumstances that may prevent the lawful offer or sale of shares of any Portfolio in any state or jurisdiction, including, without limitation, any circumstances in which (a) such shares are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law, or (b) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Company.  Ivy Funds VIP and W&R will make every reasonable effort to prevent the issuance, with respect to any Portfolio, of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

(2)  Company will immediately notify Ivy Funds VIP of (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to each Variable Account's registration statement under the 1933 Act relating to the Contracts or each Variable Account prospectus, (ii) any request by the SEC for any amendment to such registration statement or Variable Account prospectus that may affect the offering of shares of Ivy Funds VIP, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of each Variable Account's interests pursuant to the Contracts, or (iv) any other action or circumstances that may prevent the lawful offer or sale of said interests in any state or jurisdiction, including, without limitation, any circumstances in which said interests are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law.  Company  will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

14.  INDEMNIFICATION.

(a)    INDEMNIFICATION BY COMPANY.

(i)     Company agrees to reimburse and/or indemnify and hold harmless W&R, Ivy Funds VIP, and each of their trustees, officers, employees, agents and each person, if any, who controls or is controlled by W&R within the meaning of the 1933 Act (collectively, Affiliated Party”) against any losses, claims, damages or liabilities (“Losses”) to which W&R or any such Affiliated Party may become subject, under the 1933 Act or otherwise, insofar as such Losses arise out of or are based upon, but not limited to:

(ii)   any untrue statement or alleged untrue statement of any material fact contained in information furnished by Company;

(iii)  the omission or the alleged omission to state in the Registration Statements or prospectuses of the Variable Accounts, or Contract, or in any sales literature or other public communication generated by Company on behalf of the Variable Accounts or Contracts, a material fact required to be stated therein or necessary to make the statements therein not misleading;

(iv)             statements or representations (other than statements or representations contained in and accurately derived from Fund Documents as defined in Section 13(b)) or wrongful conduct of Company or its agents or third parties with respect to the sale or acquisition of the Contracts or Portfolio shares; or

(v)   the failure of Company to comply with applicable legal or self-regulatory requirements to which it is subject;

(vi)             a material breach of this Agreement, or of any of the representations or warranties contained herein, by Company; or

(vii)            any failure to register the Contracts or the Variable Accounts under federal or state securities laws, state insurance laws or to otherwise comply with such laws, rules, regulations or orders.

(2)  Provided however, that Company shall not be liable in any such case to the extent any such Losses arise out of or are based upon an act, statement, omission or representation or alleged act, alleged statement, alleged omission or alleged representation which was made in reliance upon and in conformity with written information furnished to Company by or on behalf of W&R specifically for its use.

(3)  Company shall reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Losses, provided, however, that Company shall have prior approval of the use of said counsel or the expenditure of said fees.

(4)  This indemnity agreement shall be in addition to any liability which Company may otherwise have and shall survive termination of this Agreement.

(b)  INDEMNIFICATION BY W&R AND/OR  IVY FUNDS VIP.

(1)   W&R and/or Ivy Funds VIP, as applicable, agree to indemnify and hold harmless Company and each of its directors, officers, employees, agents and each person who controls Company within the meaning of Section 15 of the 1933 Act (collectively, “Company Indemnified Parties”) against any Losses to which any such Company Indemnified Party may become subject, under the 1933 Act or otherwise, insofar as such Losses arise out of or are based upon:

(i)     any untrue statement or alleged untrue statement of any material fact contained in any information furnished by W&R or Ivy Funds VIP, including but not limited to, the Registration Statements, prospectuses or sales literature of the Portfolios;

(ii)   the omission or the alleged omission to state in the Registration Statements or prospectuses of the Portfolios or in any sales literature generated by W&R, Ivy Funds VIP or their affiliates a material fact required to be stated therein or necessary to make the statements therein not misleading;

(iii)  W&R’s failure to keep the Portfolios fully diversified and qualified as regulated investment companies as required by the applicable provisions of the Code, the 1940 Act, and the applicable regulations promulgated thereunder;

(iv)             the failure of W&R or Ivy Funds VIP to comply with applicable legal or self-regulatory requirements to which they are subject;

(v)   a material breach of this Agreement, or of any of the representations or warranties contained herein, by W&R or Ivy Funds VIP; or

(vi)             any failure to register the Portfolios under federal or state securities laws or to otherwise comply with such laws, rules, regulations or orders.

(2)  Provided however, that W&R and Ivy Funds VIP shall not be liable in any such case to the extent that any such Losses arise out of or are based upon an act, statement, omission or representation or alleged act, alleged statement, alleged omission or alleged representation which was made in reliance upon or in conformity with written information furnished to W&R or Ivy Funds VIP by Company specifically for their use.

(3)  W&R and/or Ivy Funds VIP, as applicable, shall reimburse any reasonable legal or other expenses reasonably incurred by any Company Indemnified Party in connection with investigating or defending any such Losses, provided, however, that W&R and Ivy Funds VIP shall have prior approval of the use of said counsel or the expenditure of said fees.

(4)  This indemnity agreement will be in addition to any liability which W&R and/or Ivy Funds VIP, as applicable, may otherwise have and shall survive termination of this Agreement.

(c)   NOTICE AND DEFENSE OF CLAIMS.  Each party shall promptly notify the other party(ies) in writing of any situation which presents or appears to involve a claim which may be the subject of indemnification under this Agreement and the indemnifying party shall have the option to defend against any such claim.  In the event the indemnifying party so elects, it shall notify the indemnified party and shall assume the defense of such claim, and the indemnified party shall cooperate fully with the indemnifying party, at the indemnifying party’s expense, in the defense of such claim.  Notwithstanding the foregoing, the indemnified party shall be entitled to participate in the defense of such claim at its own expense through counsel of its own choosing.  Neither party shall admit to wrong-doing nor make any compromise in any action or proceeding which may result in a finding of wrongdoing by the other party without the other party’s prior written consent, which shall not be unreasonably withheld.  Any notice given by the indemnifying party to an indemnified party or participation in or control of the litigation of any such claim by the indemnifying party shall in no event be deemed to be an admission by the indemnifying party of culpability, and the indemnifying party shall be free to contest liability among the parties with respect to the claim.

15.  SUBSTITUTION APPLICATIONS.  W&R may request or Company may initiate the filing of a substitution application pursuant to Section 26(c) of the 1940 Act to substitute shares of a Portfolio held by a Company Variable Account for another investment media (“Substitution Application”).  The costs associated with a Substitution Application shall be allocated as follows:

(a)    In the event W&R requests Company to submit a Substitution Application, W&R shall reimburse Company for all reasonable costs incurred by Company in preparing and filing the Substitution Application and any amendment thereto.  W&R shall be obligated to reimburse Company under this provision irrespective of whether the Substitution Application requested by W&R is granted by the SEC or the substitution is effectuated.  W&R shall not have any liability to reimburse any other costs or expenses incurred in connection with effecting the substitution.

(b)   In the event Company initiates a Substitution Application, Company shall bear all costs associated with the Substitution Application irrespective of whether the Substitution Application is granted or the substitution is effectuated.

(c)    In the event Company initiates a Substitution Application in accordance with Section 12(a)(5), Company shall bear the costs incurred in the transfer.

16.  CONFIDENTIALITY.

(a) COMPANY.  Ivy Funds VIP acknowledges that the identities of the customers of Company or any of its affiliates (collectively, the "the Company Protected Parties" for purposes of this Section 16), information maintained regarding those customers, and all computer programs and procedures or other information developed by the Company Protected Parties or any of their employees or agents in connection with Company's performance of its duties under this Agreement are the valuable property of the Company Protected Parties.  Ivy Funds VIP agrees that if it comes into possession of any list or compilation of the identities of or other information about the Company Protected Parties' customers, or any other information or property of the Company Protected Parties, other than such information as may be independently developed or compiled by Ivy Funds VIP from information supplied to it by the Company Protected Parties' customers who also maintain accounts directly with Ivy Funds VIP, Ivy Funds VIP will hold such information or property in confidence and refrain from using, disclosing or distributing any of such information or other property except: (a) with Company's prior written consent; or (b) as required by law or judicial process.

(b)  IVY FUNDS VIP.  Company acknowledges that the identities of the customers of Ivy Funds VIP or any of its affiliates (collectively, the "Ivy Funds VIP Protected Parties" for purposes of this Section 16), information maintained regarding those customers, and all computer programs and procedures or other information developed by the Ivy Funds VIP Protected Parties or any of their employees or agents in connection with Ivy Funds VIP’s performance of its duties under this Agreement are the valuable property of the Ivy Funds VIP Protected Parties.  Company agrees that if it comes into possession of any list or compilation of the identities of or other information about the Ivy Funds VIP Protected Parties' customers or any other information or property of the Ivy Funds VIP Protected Parties, other than such information as may be independently developed or compiled by Company from information supplied to it by the Ivy Funds VIP Protected Parties' customers who also maintain accounts directly with Company, Company will hold such information or property in confidence and refrain from using, disclosing or distributing any of such information or other property except: (a) with Ivy Funds VIP’s prior written consent; or (b) as required by law or judicial process.

(c)  BOTH PARTIES.  Each party acknowledges that any breach of the agreements in this Section 16 would result in immediate and irreparable harm to the other parties for which there would be no adequate remedy at law and agree that in the event of such a breach, the other parties will be entitled to equitable relief by way of temporary and permanent injunctions, as well as such other relief as any court of competent jurisdiction deems appropriate.

17.  TRADEMARKS AND FUND NAMES.

(a)  Except as may otherwise be provided in a license agreement among Ivy Funds VIP and Company, neither Company or any of its respective affiliates, shall use any trademark, trade name, service mark or logo of W&R, Ivy Funds VIP or any of their respective affiliates, or any variation of any such trademark, trade name, service mark or logo, without W&R's or Ivy Funds VIP’s prior written consent, as applicable, the granting of which shall be at the sole option of W&R or Ivy Funds VIP, as applicable.

(b)  Except as otherwise expressly provided in this Agreement, neither Ivy Funds VIP, its investment adviser, its principal underwriter, or any affiliates thereof shall use any trademark, trade name, service mark or logo of Company or any of its affiliates, or any variation of any such trademark, trade name, service mark or logo, without Company's prior written consent, the granting of which shall be at Company’s sole option.

18.  FORCE MAJEURE.  Each party shall be excused from the performance of any of its obligations to the other where such nonperformance is occasioned by any event beyond its control which shall include, without limitation, any applicable order, rule or regulation of any federal, state or local body, agency or instrumentality with jurisdiction, work stoppage, accident, natural disaster, war, acts of terrorism or civil disorder, provided that the party so excused shall use all reasonable efforts to minimize its nonperformance and overcome, remedy, cure or remove such event as soon as is reasonably practicable, and such performance shall be excused only for so long as, in any given case, the force or circumstances making performance impossible shall exist.

19.  NO WAIVER.  The forbearance or neglect of any party to insist upon strict compliance by another party with any of the provisions of this Agreement, whether continuing or not, or to declare a forfeiture of termination against the other parties, shall not be construed as a waiver of any of the rights or privileges of any party hereunder.  No waiver of any right or privilege of any party arising from any default or failure of performance by any party shall affect the rights or privileges of the other parties in the event of a further default or failure of performance.

20.  GOVERNING LAW AND VENUE.  This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of Delaware, without respect to its choice of law provisions and in accordance with the 1940 Act.  In the case of any conflict, the 1940 Act shall control.  Any civil action commenced in connection with this Agreement shall be brought, and venue shall only be proper, in District Court for Johnson County, Kansas.

21.  AUTHORIZATION.  Each party hereby represents and warrants to the other that the persons executing this Agreement on its behalf are duly authorized and empowered to execute and deliver the Agreement and that the Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.  Except as particularly set forth herein, neither party assumes any responsibility hereunder, and will not be liable to the other for any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control.

22.  RELATIONSHIP OF PARTIES.  Nothing in this Agreement shall be deemed to create a partnership or joint venture by and among the parties hereto.

23.  ENTIRE AGREEMENT AND AMENDMENT.  This Agreement, including all exhibits hereto, constitutes the entire agreement and understanding between the parties with respect to the matters addressed herein.  Except as otherwise provided in this Agreement, this Agreement may not be amended or modified except by a written amendment executed by each of the parties.

24.  COOPERATION.  Each party shall cooperate with each other party and all appropriate government authorities (including without limitation the SEC, FINRA and state securities and insurance regulators) and shall permit such authorities having jurisdiction reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

25.  NON-EXCLUSIVE AGREEMENT.  The parties of this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

26.  COUNTERPARTS.  This Agreement may be executed by facsimile or other electronic signature and it may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

By:

Title:     President

WADDELL & REED, INC.

By:    Thomas W. Butch

Title:  President

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

By:    Henry J. Herrmann

Title:  President

EXHIBIT A

Variable Accounts of Company

Name	SEC File No.

Variable Life Insurance Policies/Variable Annuity Contracts

Name	SEC File No.

EXHIBIT B

Ivy Funds Variable Insurance Portfolios

EXHIBIT C

Fees or Other Compensation

Company shall provide the administrative services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time.  For such services, W&R agrees to pay to Company as follows:

(a)  Assets Under Management.  Each quarter, W&R shall calculate and pay to Company a fee that shall be equal to forty (40) basis points, on an annualized basis, of the average daily account value of all assets in the Portfolios in connection with the Contracts (“Aggregated Assets”), provided, however, that the fee is subject to change pursuant to Paragraph (b) below.  The fee (the “Total Fee”) shall include and not be in addition to the payment by W&R of the 12b-1 fees received by W&R from Ivy Funds VIP relating to the Aggregated Assets.

(b) Changes in Law.  If a change in the law or the Board of Trustees of Ivy Funds VIP requires a reduction in the fees paid by a pooled investment vehicle pursuant to Rule 12b-1 of the Investment Company Act of 1940 (or its functional equivalent), and if Ivy Funds VIP is required to reduce the 12b-1 fees it pays that are based upon the value of the Aggregated Assets as a result of such change in the law or Board action, then there shall be a corresponding reduction in the amount of the Total Fee due pursuant to above.

The parties to this Agreement recognize and agree that W&R’s payments hereunder are for administrative services and personal Contract Owner services (as described in Schedule A) only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses.  The Company represents and warrants that the fees to be paid by W&R for services to be rendered by Company pursuant to the terms of this Agreement are to compensate Company for providing administrative services to Ivy Funds VIP and for providing personal services to Contract Owners as described in Schedule A, and are not designed to reimburse or compensate Company for providing any other services with respect to the Contracts or any Variable Account.

EXHIBIT D

Firm Code	Firm Name	State	Zip	Contrib	Freelook	Withdrawals	TrfIn	TrfOut
				$	$	$	$	$

SCHEDULE A

ADMINISTRATIVE SERVICES FOR

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Company shall provide certain administrative services respecting the operations of Ivy Funds VIP and certain personal services to Contract Owners investing in Ivy Funds VIP, as set forth below.  This Schedule, which may be amended from time to time as mutually agreed upon by Company and W&R, constitutes an integral part of the Agreement to which it is attached.  Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.

A.  Records of Portfolio Share Transactions; Miscellaneous Records.

1.   Company shall maintain master accounts with Ivy Funds VIP, on behalf of each Portfolio, which accounts shall bear the name of Company as the record owner of Portfolio shares on behalf of each Variable Account investing in the Portfolio.

2.   Company shall provide assistance reasonably requested by W&R, Ivy Funds VIP and Ivy Funds VIP’s transfer agent as may be necessary to track and record Portfolio share transactions and facilitate the computation of each Portfolio’s net asset value per share..

3.   In addition to the foregoing records, and without limitation, Company shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing administrative services hereunder.

B.   Order Placement and Payment.

1.   Company shall determine the net amount to be transmitted to the Variable Accounts as a result of redemptions of each Portfolio’s shares based on Contract Owner redemption requests and shall disburse or credit to the Variable Accounts all proceeds of redemptions of Portfolio shares.  Company shall notify Ivy Funds VIP of the cash required to meet redemption payments.

2.   Company shall determine the net amount to be transmitted to Ivy Funds VIP as a result of purchases of Portfolio shares based on Contract Owner purchase payments and transfers allocated to the Variable Accounts investing in each Portfolio.  Company shall transmit net purchase payments to Ivy Funds VIP’s custodian.

C.  Accounting Services.  Company shall perform miscellaneous accounting services as may be reasonably requested from time to time by W&R, which services shall relate to the business contemplated by this Agreement, as amended from time to time.  Such services shall include, without limitation, periodic reconciliation and balancing of Company’s books and records with those of Ivy Funds VIP with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with Ivy Funds VIP, dividend and distribution payments by Ivy Funds VIP, and such other accounting matters that may arise from time to time in connection with the operations of Ivy Funds VIP as related to the business contemplated by this Agreement.

D.  BOARD Reports.  Company acknowledges that W&R may, from time to time, be called upon by the Board, to provide various types of information pertaining to the operations of Ivy Funds VIP and related matters, and that W&R also may, from time to time, decide to provide such information to the Board in its own discretion.  Accordingly, Company agrees to provide W&R with such assistance as W&R may reasonably request so that W&R can report such information to the Ivy Funds VIP’s Board in a timely manner.  Company acknowledges that such information and assistance shall be in addition to the information and assistance required of Company pursuant to Ivy Funds VIP’s mixed and shared funding SEC exemptive order, described in Section 11 of this Agreement.

Company further agrees to provide W&R with such assistance as W&R may reasonably request with respect to the preparation and submission of reports and other documents pertaining to Ivy Funds VIP to appropriate regulatory bodies and third party reporting services.

E.   IVY FUNDS VIP-Related Contract Owner Services.  Company agrees to print and distribute, in a timely manner, prospectuses, SAIs, supplements thereto, Periodic Reports and any other materials of Ivy Funds VIP required by law or otherwise to be given to its shareholders, including, without limitation, Contract Owners investing in Portfolio shares, and to bear the expenses associated with such printing and distribution.  In addition, Company shall bear the expenses associated with (i) printing, mailing, distributing, and tabulating proxy materials, including voting instruction solicitation materials, sent to Contract Owners with respect to proxy solicitations related to the Variable Account or related to matters requested by Company and agreed to by Ivy Funds VIP, (ii) making typesetting and other customization changes to Ivy Funds VIP proxy materials, which changes are requested by Company and agreed to by Ivy Funds VIP.  Company further agrees to provide telephonic support for Contract Owners, including, without limitation, advice with respect to inquiries about Ivy Funds VIP and each Portfolio (not including information about performance or related to sales), communicating with Contract Owners about Ivy Funds VIP (and Variable Account) performance, and assisting with proxy solicitations, specifically with respect to soliciting voting instructions from Contract Owners.

F.   For convenience purposes, the chart below details the party responsible for the cost of delivering, printing and mailing prospectuses, SAIs, proxies and reports:

Item	Function	Party Responsible for Expense
VIP Prospectus & Annual Mailing	Typesetting, Layout, Proofing	Funds
	Printing Existing	Company
	Printing Prospect	Company
	Mailing Existing	Company
	Mailing Prospect	Company
VIP Prospectus Sticker	Typesetting, Layout, Proofing	Funds
	Printing Existing	Company
	Mailing Existing	Company
	Printing Prospect	Company
VIP SAI	Typesetting, Layout, Proofing	Funds
	Printing Existing	Company
	Printing Prospect	Company
	Mailing Existing	Company
	Mailing Prospect	Company
Proxy Material for VIP required by Law	Printing	W&R or Funds
	Mailing	W&R or Funds
VIP Annual & Semi-Annual Report	Typesetting, Layout, Proofing	Funds
	Printing Existing	Company
	Printing Prospect	Company
	Mailing Existing	Company
	Mailing Prospect	Company

PARTICIPATION AGREEMENT
among

LEGG MASON PARTNERS VARIABLE EQUITY TRUST,

LEGG MASON PARTNERS VARIABLE INCOME TRUST,

Legg Mason Investor Services, LLC,

LEGG MASON PARTNERS FUND ADVISOR, LLC

and

MIDLAND NATIONAL LIFE INSURANCE COMPANY

THIS AGREEMENT, made and entered into this ___ day of __________, 2011 by and among Midland National Life Insurance Company, a life insurance company organized under the laws of Iowa (the “Company”), on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (each such account hereinafter referred to as the “Account”), and Legg Mason Partners Variable Equity Trust, a Maryland Corporation, and Legg Mason Partners Variable Income Trust, a Maryland Corporation (together, the “Fund”), Legg Mason Investor Services, LLC, a Maryland limited liability company (the “Distributor”), and Legg Mason Partners Fund Advisor, LLC, a Maryland limited liability company (the “Adviser”).

WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as (i) the investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts (collectively, the “Contracts”) to be offered by insurance companies that have entered into participation agreements with the Fund, the Adviser and the Distributor (each, a “Participating Insurance Company” and collectively, the “Participating Insurance Companies”), and (ii) the investment vehicle for certain qualified pension and retirement plans (“Qualified Plans”) for which the shares of the Fund are either held by Participating Insurance Companies on behalf of the Qualified Plans through omnibus accounts or are held by Qualified Plans without any financial intermediary through direct accounts on the books of the Fund;

WHEREAS, the beneficial interests in the Fund are divided into several series of shares, (each designated a “Portfolio”) and, in certain cases classes of shares, which represent the interest in a particular managed portfolio of securities and other assets;

WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission (the “SEC”), granting the Participating Insurance Companies and variable annuity and variable insurance separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, (the “1940 Act” which  for the purposes of this Agreement includes the rules and  regulations thereunder, all as amended from time to time, as may apply to a Fund or any Portfolio or Class thereof, including pursuant to any exemptive, interpretive or other relief or guidance issued by the Commission or the staff of the Commission under such Act ) and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the “Mixed and Shared Funding Exemptive Order”);

WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (the “1933 Act”);

WHEREAS, the Distributor is duly registered as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and any applicable state securities law;

WHEREAS, the Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Distributor is a distributor of shares of the Portfolios of the Fund;

WHEREAS, the Adviser serves as the investment adviser to each Fund;

WHEREAS, the Company has registered or will register certain Contracts under the 1933 Act, or such Contracts are or will be exempt from registration thereunder;

WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution or under authority of the Board of Directors of the Company to set aside and invest assets attributable to one or more Contracts;

WHEREAS, each Account is or will be registered as an investment company under the 1940 Act, or the Account is or will be exempt from registration under the 1940 Act;

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios on behalf of each Account to fund certain of the aforesaid Contracts, and

WHEREAS, the parties intend that this agreement will supersede all prior agreements among the parties or their predecessor entities with respect to the subject matter of this agreement.

NOW, THEREFORE, in consideration of their mutual promises the Company, the Fund, the Distributor, and the Adviser agree as follows:

ARTICLE I.
Sale of Fund Shares

1.1  The Fund agrees to sell to the Company those shares of the Fund which each Account orders, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for Fund shares.  For purposes of this Section 1.1, the Company shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund, provided that:  (i) the orders are received by the Company (or their designee) in good order prior to the time the net asset value of each Portfolio is priced in accordance with its Prospectus [1]  (generally at the close of regular trading on the New York Stock Exchange (the “NYSE”) at 4:00 p.m. Eastern Time), and (ii) the Fund receives notice of such order by 10:00 a.m. Eastern Time on

[1]               The term “Prospectus” as used herein, refers to the prospectus and related statement of additional information (the “Statement of Additional Information”) incorporated therein by reference (each as amended or supplemented) on file with the SEC at the time in question.

the next following “Business Day,” or, if the parties agree to communicate, process and settle purchase and redemption transactions for shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.   “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration.  “Networking” shall mean NSCC’s system that allows mutual funds and life insurance companies to exchange account level information electronically.  “Business Day” shall mean any day on which the NYSE is open for regular trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.

1.2  The Fund agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Fund calculates its net asset value pursuant to rules of the SEC and the Fund shall use its best efforts to calculate such net asset value on each day which the NYSE is open for trading.  Notwithstanding the foregoing, the Board of Trustees of the Fund (the “Board”) may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by any regulatory authority having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interest of the shareholders of such Portfolio.

1.3  The Fund, the Adviser and the Distributor agree that shares of the Fund will be sold only to Participating Insurance Companies and their separate accounts and, in accordance with the terms of the Mixed and Shared Funding Exemptive Order, certain Qualified Plans.  No shares of any Portfolio will be sold to the general public.

1.4  The Fund will not sell Fund shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, III, V, VI and Section 2.5 of Article II of this Agreement is in effect to govern such sales.

1.5  The Fund agrees to redeem for cash, on the Company’s request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption.  For purposes of this Section 1.5, the Company shall be the designee of the Fund for receipt of requests for redemption from the Account and receipt by such designee shall constitute receipt by the Fund, provided that:  (i) the orders are received by the Company (or its designee) in good order prior to the time the net asset value of each Portfolio is priced in accordance with its Prospectus (generally at the close of regular trading on the NYSE at 4:00 p.m. Eastern Time), and (ii)  provided that the Fund receives notice of such request for redemption by 10:00 a.m. Eastern Time on the next following “Business Day” or, if the parties agree to communicate, process and settle purchase and redemption transactions for shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.

1.6  The Company agrees to purchase and redeem the shares of each Portfolio offered by the then current Prospectus of the Fund and in accordance with the provisions of such Prospectus.  The Company agrees to comply with the terms of the Rule 12b-1 Plan described in Section 2.8 hereof.  The Company agrees to comply with the provisions of Rule 22c-2 under the 1940 Act as applicable to the Fund (including reporting procedures adopted to comply with the Rule).

1.7  The Company shall pay for Fund shares on the next “Business Day” after an order to purchase Fund shares is made in accordance with the provisions of Section 1.1 hereof.  Payment shall be in federal funds transmitted by wire.  For purpose of Sections 2.9 and 2.10, upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

1.8  Issuance and transfer of the Fund’s shares will be by book entry only.  Stock certificates will not be issued to the Company or any Account.  Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

1.9  The Fund shall furnish same day notice by wire, telephone (followed by written confirmation), electronic media or fax to the Company of any income, dividends or capital gain distributions payable on the Fund’s shares.  The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on Portfolio shares in additional shares of the applicable Portfolio.  The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash.  The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

1.10          The Fund shall provide (electronically or by fax) the closing net asset value per share for each Portfolio to the Company on a daily basis as soon as reasonably practical after the closing net asset value per share is calculated (normally 6:30 p.m. Eastern Time) and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern Time.  In the event that the Fund is unable to meet the 7:00 p.m. time stated immediately above, then the Fund shall immediately notify the Company and provide the Company with additional time to notify the Fund of purchase or redemption orders pursuant to Sections 1.1 and 1.5, respectively, above.  Such additional time shall be equal to the additional time that the Fund takes to make the closing net asset values available to the Company.  If the Fund provides the Company with the incorrect closing share net asset value information, the Company, on behalf of the Account, shall be entitled to a prompt adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value, and the Fund or the Distributor shall bear the cost of correcting such errors.  Upon a final determination that there has been an error in the calculation of the closing net asset value, dividend or capital gain, the Fund shall promptly report such error to the Company.

1.11      The Fund shall, upon request of the Company, provide a manual daily confirmation of trade activity from the previous “Business Day.”  Such confirmation shall include the dollar amount of purchases or redemptions submitted by the Company for each Portfolio, price per share of each Portfolio, and the corresponding total share amount of such purchase or redemption, and shall be transmitted to the Company on the Business Day following the request.

1.12      The Fund shall, upon request of the Company, provide on a monthly basis, a screen printed report of the monthly trade activity for the Account which shall be transmitted to the Company on the “Business Day” following the request.

ARTICLE II.
Representations and Warranties

2.1  The Company represents and warrants that the Contracts are or will be registered under the 1933 Act, unless exempt from such registration, and that the Contracts will be issued and sold in compliance in all material respects with all applicable Federal and state laws and regulations.  The Company represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under their domiciliary state insurance laws and has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts, unless exempt from such registration.  The Company represents and warrants that it has implemented controls designed to prevent, and will provide any reasonable assistance requested by the Fund related to the deterrence of, market timing and/or late trading of shares of the Fund.  Further, the Company represents and warrants that it has in place an anti-money laundering program (“AML program”) that does now and will continue to comply with applicable laws and regulations, including the relevant provisions of the Bank Secrecy Act and the USA PATRIOT Act (Pub. L. No. 107-56 (2001)), as they may be amended, and the regulations issued thereunder by duly vested regulatory authority and the Rules of Conduct of the Financial Industry Regulatory Authority (“FINRA”) (“Anti-Money Laundering Law and Regulation”).

2.2  The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of Maryland, as applicable, and all applicable federal and state securities laws.  The Fund is and shall remain registered under the 1940 Act.  The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.  The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Distributor.  The Fund shall provide to the Company upon request a list of the various jurisdictions in which the Portfolios are registered.

2.3  The Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended, (the “Code”) and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.   The parties acknowledge that compliance with Subchapter M is an essential element of compliance with Section 817(h) of the Code.

2.4  The Company represents that the Contracts are currently treated as endowment, annuity or life insurance contracts, under applicable provisions of the Code and that it will make every effort to maintain such treatment and that it will notify the Fund and the Distributor immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

2.5  The Company represents that the Company does not make the Fund available as an investment vehicle for any clients of the Company other than through Contracts.

2.6    The Fund represents and warrants that it has adopted, or has caused to be adopted, written procedures under which (i) financial intermediaries may only make the Fund available to its Qualified Plan clients if any such financial intermediary is a Participating Insurance Company, (ii) if any such

Participating Insurance Company requests that the Fund be made available as an investment vehicle for its Qualified Plan clients (other than through Contracts), such Participating Insurance Company will be required to represent in writing that it has adopted Procedures for Qualified Plan Clients, and (iii) shares of the Fund may only be held by Qualified Plans without a financial intermediary through direct accounts on the books of the Fund if the Fund has adopted Procedures for Qualified Plans.

2.7  The Fund represents and warrants that it:

            (i) qualifies as a look-through entity within the meaning of Treas.Reg. section 1.817-5(f),   and       (ii) shall at all times  invest money from the Contracts and conduct its operations to ensure that: (a) the assets of the Fund are diversified within the meaning of Treas. Reg. section 1.817-5(b), (b) the Contracts shall be treated as variable contracts under the Code and the regulations issued thereunder, and(c) no Contract owner shall be treated as the owner of the assets of an Account solely due to purchase of shares of a Fund by an Account.

            The Fund will notify the Company immediately upon having a reasonable basis for believing that a Fund is in breach of the foregoing representation and warranty or that a Fund might be in breach in the future.  In addition, the Fund will immediately take all steps necessary to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Treasury Regulation section 1.817-5.

2.8  The Fund has adopted a Rule 12b-1 Plan under which it makes payments to finance administrative, service, and distribution expenses with respect to certain Portfolios.  The Fund represents and warrants that its Board, a majority of whom are not interested persons of the Fund, has approved such Rule 12b-1 Plan to finance administrative, service, and distribution expenses of the Fund’s Portfolios that are subject to a 12b-1 fee, and that any changes to the Fund’s Rule 12b-1 Plan will be approved, in accordance with Rule 12b-1 under the 1940 Act.

2.9  The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees, expenses and investment policies) complies with the insurance laws or regulations of various states except that the Fund represents that the Fund’s investment policies, fees and expenses are and shall at all times remain in compliance with the laws of its state of domicile, and the Fund represents that its respective operations are and shall at all times remain in material compliance with the laws of its state of domicile, to the extent required to perform this Agreement.

2.10          The Distributor represents and warrants that the Distributor is and shall remain duly registered in all material respects under all applicable federal and state laws and regulations and that the Distributor shall perform its obligations for the Fund in compliance in all material respects with the laws of the State of Maryland, and any applicable state and federal laws and regulations.

2.11          The Adviser represents and warrants that the Adviser is and shall remain duly registered in all material respects under all applicable federal and state laws and regulations and that the Adviser shall perform its obligations for the Fund in compliance in all material respects with the laws of the State of Maryland, and any applicable state and federal laws and regulations.

2.12          The Fund represents and warrants that its trustees, officers, employees, and other individuals/entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.13          The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, in an amount not less than the minimal coverage as required currently by entities subject to the requirements of Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.14          The Fund represents and warrants that it will comply with the requirements of Rule 498 under the 1933 Act in connection with the offer and sale of Fund shares.  The Fund further represents and warrants that, to the extent that it provides the Company with “summary prospectuses,” as such term is defined in Rule 498, it will maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act, such that the Fund may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

2.15          Each party to this Agreement will maintain all records required by law.  Such records will be preserved, maintained and made available to the extent required by law and in accordance with the 1940 Act and the rules thereunder.

ARTICLE III.
Prospectuses and Proxy Statements; Voting

3.1  The Distributor shall provide the Company (at the Company’s expense) with as many copies of the Fund’s current Prospectus as the Company may reasonably request.  If requested by the Company in lieu thereof, the Fund shall provide such documentation (including a final copy of the new Prospectus as set in type at the Fund’s expense – in lieu thereof, such final copy may be provided, if requested by the Company, electronically or through camera ready film) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently, if the Prospectus for the Fund is amended) to have the prospectus for each Contract and the Fund’s Prospectus printed together in one document (such printing to be at the Company’s expense).  The decision to print the Contract prospectus and the Fund’s Prospectus in one document or in separate documents shall be entirely that of the Company

3.2  The Fund’s Prospectus shall state that the Statement of Additional Information for the Fund is available from the Distributor (or in the Fund’s discretion, the Prospectus shall state that such Statement is available from the Fund), and the Distributor (or the Fund), at its expense, shall print and provide such Statement free of charge to the Company and to any owner of a Contract or prospective owner who requests such Statement.

3.3  The Fund, at its expense, shall provide the Company with copies of its proxy material, reports to shareholders, and other communications to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

3.4  If and to the extent required by the 1940 Act or other applicable law the Company shall:

(a)                solicit voting instructions from Contract owners;

(b)                vote Fund shares in accordance with instructions received from Contract owners; and

                        (c)        vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such Portfolio for which instructions have been received.  The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law.  Each Participating Insurance Company shall be responsible for assuring that each of its separate accounts participating in the Fund calculates voting privileges in a manner consistent with this Section.

3.5  The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders

ARTICLE IV.
Sales Material and Information

4.1  The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material prepared by the Company or any person contracting with the Company in which the Fund or its investment adviser or any of its underwriters is named, at least fifteen (15) “Business Days” prior to its use.  No such material shall be used if the Fund or its designee objects to such use within fifteen (15) “Business Days” after receipt of such material.

4.2  The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or Prospectus for the Fund shares, as such registration statement and Prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or the Distributor or the designee of either, except with the permission of the Fund or the Distributor or the designee of either.

4.3  The Fund and the Distributor, or the designee of either shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or its Account(s), is named at least fifteen (15) “Business Days” prior to its use.  No such material shall be used if the Company or its designee objects to such use within fifteen (15) “Business Days” after receipt of such material.

4.4  The Fund and the Distributor shall not give any information or make any representations on behalf of the Company or concerning the Company, an Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

4.5  The Fund will provide to the Company at least one complete copy of all registration statements, Prospectuses, Statements of Additional Information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

4.6  Upon request, the Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the Contracts or the Account.

4.7  For purposes of this Article IV, the phrase “sales literature or other promotional material” includes, but is not limited to, advertisements (such as materials published, or designed for use, in a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature, (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, shareholder reports, and proxy materials and any other material constituting sales literature or advertising under the FINRA rules, the 1940 Act, the 1933 Act, or rules thereunder.

ARTICLE V.
Fees and Expenses

5.1  All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund.  The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale.  The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's Prospectus and registration statement, proxy material, information statements and reports, setting the Fund's Prospectus for printing, setting in type and printing the proxy material, information statements and reports to shareholders, and the preparation of all statements and notices required by any federal or state law.  The Fund shall bear the cost of printing and distributing the Fund's Prospectus, periodic reports to shareholders, proxy materials and other shareholder communications to existing Contract owners.  The Company shall see to it that each of the Contracts and the Accounts are registered and are authorized for issuance in accordance with applicable federal law.  The Company shall bear the expenses for the cost of registration and qualification of the Contracts and the Accounts, preparation and filing of the applicable prospectus and registration statements, setting each Contract prospectus for printing, and the preparation of all statements and notices required by any federal or state law.  In addition, the Company shall bear the cost of printing and distributing the Fund's Prospectus to be delivered to prospective Contract owners.

5.2  Except as otherwise provided in Section 5.1, the Company shall bear the expenses of printing and distributing the Fund’s Prospectus to owners of Contracts issued by the Company and of distributing the Fund’s proxy materials and reports to such Contract owners.

ARTICLE VI.
Potential Conflicts

6.1  The Board will monitor the Fund for the existence of any material irreconcilable conflict among the interests of the Contract owners of all separate accounts investing in the Fund.  An irreconcilable material conflict may arise for a variety of reasons, including:  (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract owners and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of Contract owners.  The Board shall promptly inform the Company if they determine that an irreconcilable material conflict exists and the implications thereof.

6.2  The Company will report any potential or existing conflicts of which it is aware to the Board.  The Company will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised.  This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owners’ voting instructions are disregarded.

6.3  If it is determined by a majority of the Board, or a majority of its disinterested trustees, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including:  (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group,  (i.e., annuity Contract owners, life insurance Contract owners, or Contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

6.4  If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owners’ voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund’s election, to withdraw the affected Account’s investment in the Fund and terminate this Agreement with respect to such Account; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six-month period the Fund and the Distributor shall continue to accept and implement orders by the Company for the purchase (and redemption) of Fund shares.

6.5  If a material irreconcilable conflict arises because a particular state insurance regulator’s decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account’s investment in the Fund and terminate this Agreement with respect to such Account within six (6) months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  Until the end of the foregoing six-month period, the Fund and the Distributor shall continue to accept and implement orders by the Company for the purchase (and redemption) of Fund shares.

6.6  For purposes of Sections 6.3 through 6.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts.  The Company shall not be required by Section 6.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.  In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account’s investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination, provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

6.7  If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Company, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T) as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 6.1, 6.2, 6.3, 6.4 and 6.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VII.
Indemnification

7.1  Indemnification by the Company

(a)    The Company agrees to indemnify and hold harmless the Fund, the Adviser and the Distributor and each of its directors, trustees and officers and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 7.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company, which consent will not be unreasonably withheld) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)                  arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund, the Adviser or the Distributor for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)                arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, Prospectus or sales literature of the

Fund not supplied by the Company, or persons under their control) or wrongful conduct of the Company or persons under their control, with respect to the sale or distribution of the Contracts or Fund Shares; or

(iii)               arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, Prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

(iv)              arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

(v)                arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 7.1(b) and 7.1(c) hereof.

(b)   The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.

(c)    The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action.  The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Company to such party of the Company’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

(d)   The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operations of the Fund.

7.2  Indemnification by the Fund, the Adviser and the Distributor

(a)    The Fund, the Adviser and the Distributor agree to indemnify and hold harmless the Company and its directors, employees and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 7.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Fund, which consent shall not be unreasonably withheld) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)                  arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Distributor, Adviser or Fund by or on behalf of the Company for use in the registration statement or Prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)                arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature for the Contracts not supplied by the Distributor or Fund or persons under its control) or wrongful conduct of the Fund, the Adviser or the Distributor or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)               arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund; or

(iv)              arise as a result of any failure by the Fund, the Adviser or Distributor to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements specified in Article II of this Agreement); or

(v)                arise out of or result from any material breach of any representation and/or warranty made by the Fund, the Adviser or the Distributor in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund, the Adviser or the Distributor;

                             (vi)       arise out of or result from the materially incorrect or untimely calculation or reporting of the dainly net asset per share or dividend or capital gain distribution rate, as limited by and in accordance with the provisions of Sections 7.2(b) and 7.2(c) hereof;

(b)   The Fund, the Adviser or the Distributor shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to the Company or Account, whichever is applicable.

(c)    The Fund, the Adviser and the Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund, the Adviser and the Distributor in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund, the Adviser and the Distributor of any such claim shall not relieve the Fund, the Adviser and the Distributor from any liability which they may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Fund, the Adviser and the Distributor will be entitled to participate, at their own expense, in the defense thereof.  The Fund, the Adviser and the Distributor also shall be entitled to assume the defense thereof with counsel satisfactory to the party named in the action.  After notice from the Fund, the Adviser and the Distributor to such party of the Fund’s, the Adviser’s and the Distributor’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund, the Adviser and the Distributor will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

(d)   The Company agrees promptly to notify the Fund, the Adviser and the Distributor of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.

ARTICLE VIII.
Applicable Law

8.1  This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of New York.

8.2  This Agreement shall be subject to the provisions of the federal securities laws, and the rules, regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE IX.
Termination

9.1  This Agreement shall terminate:

(a)    at the option of any party upon 90 days advance written notice to the other parties unless otherwise agreed in a separate written agreement among the parties; or

(b)   at the option of the Company if shares of the Portfolios delineated in Schedule B are not reasonably available to meet the requirements of the Contracts as determined by the Company; or

(c)    at the option of the Fund upon institution of formal proceedings against the Company by FINRA, the SEC, the insurance commission of any state or any other regulatory body regarding the Company’s duties under this Agreement that would have a material adverse impact on the sale of the Contracts, the administration of the Contracts, the operation of an Account, or the purchase of Fund shares; or

(d)   at the option of the Company upon institution of formal proceedings against the Fund by FINRA, the SEC, or any state securities or insurance department or any other regulatory body that would have a material adverse impact on the Fund; or

(e)    at the option of the Company upon receipt of any necessary regulatory approvals and/or the vote of the Contract owners having an interest in the Account (or any subaccount) to substitute the shares of another investment company for the corresponding Portfolio shares of the Fund in accordance with the terms of the Contracts for which those Portfolio shares had been selected to serve as the underlying investment media.  The Company will give thirty (30) days’ prior written notice to the Fund of the date of any proposed vote or other action taken to replace the Fund’s shares; or

(f)     at the option of the Company or the Fund upon a determination by a majority of the Fund Board, or a majority of the disinterested Fund Board members, that an irreconcilable material conflict exists among the interests of (i) all Contract owners of Contracts of all separate accounts, or (ii) the interests of the Participating Insurance Company investing in the Fund as delineated in Article VI of this Agreement; or

(g)    at the option of the Company if the Fund ceases to qualify as a Regulated Investment Company under Subchapter M of the Code, or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

(h)    at the option of the Company if the Fund fails to meet the diversification requirements specified in Article II hereof or the Company has a reasonable expectation that the Fund will fail to meet these diversification requirements in the future; or

(i)      at the option of the Company if any of the Portfolio’s shares are not registered, issued, or sold in accordance with applicable state and/or federal law; or

(j)     at the option of any party to this Agreement, upon another party’s material breach of any provision of this Agreement; or

(k)   at the option of the Company, if the Company determines in its sole judgment exercised in good faith, that either the Fund, the Adviser or the Distributor has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Company; or

(l)      at the option of the Fund, the Adviser or the Distributor, if the Fund, the Adviser or the Distributor respectively, shall determine in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Fund, the Adviser or the Distributor, or

(m)  at the option of the Fund in the event any of the Contracts are not issued or sold in accordance with applicable federal and/or state law.  Termination shall be effective immediately upon such occurrence without notice.

9.2  Notice Requirement

(a)    In the event that any termination of this Agreement is based upon the provisions of Article VI, such prior written notice shall be given in advance of the effective date of termination as required by such provisions.

(b)   In the event that any termination of this Agreement is based upon the provisions of Sections 9.1(b) - (d) or 9.1(g) - (j), prompt written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating the Agreement to the non-terminating parties, with said termination to be effective upon receipt of such notice by the non-terminating parties.

(c)    In the event that any termination of this Agreement is based upon the provisions of Sections 9.1(k) or 9.1(l), prior written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating this Agreement to the non-terminating parties.  Such prior written notice shall be given by the party terminating this Agreement to the non-terminating parties at least thirty (30) days before the effective date of termination.

9.3  No Reason Required for Termination.  It is understood and agreed that the right to terminate this Agreement pursuant to Section 9.1 (a) may be exercised for any reason or for no reason.

9.4  Effect of Termination

(a)    Notwithstanding any termination pursuant to Section 9.1 of this Agreement, the Fund, the Adviser and the Distributor shall continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”).  Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts.  The parties agree that this Section 9.4 shall not apply to any terminations under Article VI and the effect of such Article VI terminations shall be governed by Article VI of this Agreement.

(b)   In the event of termination purusant to Section 9.1(b), or such laws preclude the use of such shares as the underlying investment medium for the Contracts issued or to be issued by the Company, and if through no fault of the Company, the need for substitution of Fund shares for the shares of another “registered investment company” arises out of this event, the expenses of obtaining such an order shall be reimbursed by the Fund.  The Fund, the Adviser and the Distributor shall cooperate fully with the Company in connection with such application.

9.5  Surviving Provisions.  Each party’s obligations under Section 2.11 and Article VII will survive and will not be affected by any termination of this Agreement.  In addition, with respect to Existing Contracts that hold Fund shares, all provisions of this Agreement also will survive and not be affected by any termination of this Agreement.

ARTICLE X.
Notices

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Fund:

Legg Mason Partners Variable Equity Trust

125 Broad Street – 10th Floor

New York, NY 10004

Legg Mason Partners Variable Income Trust

125 Broad Street – 10th Floor

New York, NY 10004

If to the Company:

___________________________________

___________________________________

___________________________________

___________________________________

If to the Distributor:

Legg Mason Investor Services, LLC

100 First Stamford Place – 5th Floor

Stamford, CT 06902

Attn: Business Development

If to the Adviser:

Legg Mason Partners Fund Adviser, LLC

100 First Stamford Place – 7th  Floor

Stamford, CT 06902

            Attn: Robert I. Frenkel

ARTICLE XI.

Information Sharing.

11.1      (a)  The Company agrees to provide to the Distributor and/or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government issued identifier (“GII”), if known, of any or all Contract owners of the Account.  The Company also agrees to provide the number of shares, dollar value, date, name or other identifier (including broker identification number) of any investment professional(s) associated with the Contract owner(s) or Account (if known), and transaction type (purchase, redemption, transfer or exchange) of every purchase, redemption, transfer, or exchange of shares held through an account maintained by the Company during the period covered by the request.  Unless otherwise specifically requested by the Distributor or its designee, the Company shall only be required to provide information relating to Contract owner-Initiated transactions.  Requests must set forth a specific period, generally not to exceed 90 days from the date of the request, for which transaction information is sought.  The Fund and/or its designee may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

            (b)        The Company agrees to transmit the requested information that is on its books and records to the Distributor and/or its designee promptly, but in any event not later than five (5) business days, or as otherwise agreed to by the parties, after receipt of a request.  If the requested information is not on the Company’s books and records, the Company agrees to (i) provide or arrange to provide to the Fund and/or its designee the requested information pertaining to Contract owners who hold accounts with an indirect intermediary; or (ii) if directed by the Distributor, block further purchases of Shares from such indirect intermediary.  In such instance, the Company agrees to inform the Distributor whether it plans to perform (i) or (ii).  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to the distributor should be consistent with the NSCC Standardized Data Reporting Format.  For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the 1940 Act.

(c)  The Distributor agrees not to use the information received for marketing or any other similar purpose and will only use the information as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

            (d)  The Company agrees to execute written instructions from the Distributor to restrict or prohibit further purchases (including shares acquired by exchanges) of shares by a Contract owner that has been identified by the Distributor as having engaged in transactions of the shares (directly or indirectly through the intermediary’s account) that violates policies established by the Fund.  Unless otherwise directed by the Distributor, any such restrictions or prohibitions shall only apply to Contract owner initiatied transactions that are effected directly or indirectly through the Company.

            (e). Instructions must include the TIN, ITIN or GII if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place.  If the TIN, ITIN or GII is not known, the instructions must include an equivalent identifying number of the Contract owner(s) or account(s) or other agreed upon information to which the instruction relates.

            (f).       The Company agrees to execute instruction as soon as practicable, but not later than five (5) business days, or as otherwise agreed to by the parties, after receipt of the instructions by the intermediary.

            (g)  The Company must provide written confirmation to the Distributor that instructions have been executed.  The Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

(h)  The provisions of this Article 11 shall survive termination of this Agreement for at least 60 days after the termination date.

ARTICLE XII.
Miscellaneous

12.1          The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

12.2          This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

12.3          If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

12.4          Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

12.5          The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

12.6          Each party will keep confidential any information acquired as a result of this Agreement regarding the business and affairs of the other parties to this Agreement and their affiliates.

12.7          Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and address of owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement in order to carry out the specified purposes specified herein, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into public domain without express written consent of the affected party.  In addition, each party shall adopt policies and procedures that address administrative, technical and physical safeguards for the protection of such customer records.

12.8          Each party will comply with all applicable laws and regulations aimed at preventing, detecting, and reporting money laundering and suspicious transactions.  To the extent required by applicable regulation and generally accepted industry practices, each party shall take all necessary and appropriate steps to:  (i) obtain, verify, and retain information with regard to contract owner identification, and (ii) maintain records of all contract owner transactions.  The Company will (but only to the extent consistent with applicable law) take all steps necessary and appropriate to provide the Fund with any requested information about Contract owners and their accounts in the event that the Fund shall request such information due to an inquiry or investigation by any law enforcement, regulatory, or administrative authority.  To the extent permitted by applicable law and regulations, the Company will notify the Fund of any concerns that the Company may have in connection with any Contract owners in the context of relevant anti-money laundering laws or regulations.

12.9          The Fund agrees to consult with the Company concerning whether any Portfolio of the Fund qualifies to provide a foreign tax credit pursuant to Section 853 of the Code.

ARTICLE XIII
Termination of prior agreements

            13.1     This Agreement supersedes all prior agreements among the parties or their predecessor entities with respect to the subject matter of this agreement.  The parties agree that all such prior agreements are hereby terminated in their entirety.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.

Company:

_______________________________________________
By its authorized officer:

By:_________________________________________

Name:

Title:

            Date:________________________________________

Fund:

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

By its authorized officer:

By:_________________________________________

Name: R. J. Gerken

Title: Chairman, Mutual Fund Boards

            Date:________________________________________

Fund:

LEGG MASON PARTNERS VARIABLE INCOME TRUST

By its authorized officer:

By:_________________________________________

Name: R. J. Gerken

Title: Chairman, Mutual Fund Boards

            Date:________________________________________

Adviser:

LEGG MASON PARTNERS FUND ADVISER, LLC

By its authorized officer:

By:_________________________________________

Name: R. J. Gerken

Title: Chairman, Mutual Fund Boards

            Date:________________________________________

Distributor:

LEGG MASON INVESTOR SERVICES, LLC

By its authorized officer:

By:_________________________________________

Name:_________________________________________

Title:_________________________________________

            Date:________________________________________

Schedule A

Separate Accounts and Associated Products

Separate Accounts	Products

SCHEDULE B

PORTFOLIOS AVAILABLE UNDER THE CONTRACTS

Trust Name	Fund Name/Class	CUSIP

PARTICIPATION AGREEMENT

AMONG

PIONEER VARIABLE CONTRACTS TRUST,

MIDLAND NATIONAL LIFE INSURANCE COMPANY

PIONEER INVESTMENT MANAGEMENT, INC.

AND

PIONEER FUNDS DISTRIBUTOR, INC.

            THIS AGREEMENT, made and entered into this November __, 2011, by and among PIONEER VARIABLE CONTRACTS TRUST, a Delaware business trust (the “Trust”), MIDLAND NATIONAL LIFE INSURANCE COMPANY, an Iowa life insurance company (the “Company”) on its own behalf and on behalf of each of the segregated asset accounts of the Company set forth in Schedule A hereto, as may be amended from time to time (the “Accounts”), PIONEER INVESTMENT MANAGEMENT, INC., a Delaware corporation (“PIM”) and Pioneer Funds Distributor, Inc. (“PFD”), a corporation organized under the laws of The Commonwealth of Massachusetts.  PIM and PFD are members of the UniCredit banking group, register of banking groups.

            WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and its shares are registered or will be registered under the Securities Act of 1933, as amended (the “1933 Act”);

            WHEREAS, shares of beneficial interest of the Trust are divided into several series and classes of shares, each series being designated a “Portfolio” and representing an interest in a particular managed pool of securities and other assets;

WHEREAS, the Trust is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts to be offered by insurance companies, including the Company, which have entered into participation agreements with the Trust (the “Participating Insurance Companies”);

            WHEREAS, the Trust has obtained an order from the Securities and Exchange Commission (the “SEC”), dated July 9, 1997 (File No. 812-10494) (the “Mixed and Shared Funding Exemptive Order”) granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Trust to be sold to and held by variable annuity and variable life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans (“Qualified Plans”);

            WHEREAS, PIM is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities law, and is the Trust's investment adviser;

            WHEREAS, the Company will issue certain variable annuity and/or variable life insurance contracts (individually, the "Contract" or, collectively, the "Contracts") which, if required by applicable law, will be registered under the 1933 Act;

            WHEREAS, the Accounts are duly organized, validly existing segregated asset accounts, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the aforesaid variable annuity and/or variable life insurance contracts that are allocated to the Accounts (the Contracts and the Accounts covered by this Agreement, and each corresponding Portfolio covered by this Agreement in which the Accounts may invest, is specified in Schedule A attached hereto as may be modified from time to time);

            WHEREAS, the Company has registered or will register the Accounts as unit investment trusts under the 1940 Act (unless exempt therefrom);

            WHEREAS, the Portfolios offered by the Trust to the Company and the Accounts are set forth on Schedule A attached hereto;

            WHEREAS, PFD is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (hereinafter the “1934 Act”), and is a member in good standing of the Financial Industry Regulatory Authority (the “FINRA”) and is authorized to sell shares of the Portfolios to unit investment trusts such as the Accounts;

            WHEREAS, Sammons Securities Co. (“Policy Underwriter”), the underwriter for the variable annuity and the variable life policies, is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of FINRA; and

            WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in one or more of the Portfolios specified in Schedule A attached hereto (the “Shares” on behalf of the Accounts to fund the Contracts, and PFD intends to sell such Shares to the Accounts at net asset value;

            NOW, THEREFORE, in consideration of their mutual promises, the Trust, PIM, PFD and the Company agree as follows:

ARTICLE I.  Sale of Trust Shares

1.1.       PFD and the Company agree to provide pricing information, execute orders and wire payments for purchases and redemptions of Fund shares as set forth in this Article I until such time as they mutually agree to utilize the National Securities Clearing Corporation (“NSCC”).  Upon such mutual agreement, PFD and the Company agree to provide pricing information, execute orders and wire payments for purchases and redemptions of Fund shares through NSCC and its subsidiary systems as set forth in Exhibit I.

1.2        PFD agrees to sell to the Company those Shares which the Accounts order in accordance with the terms of this Agreement (based on orders placed by Contract owners or participants on that Business Day, as defined below) and which are available for purchase by such Accounts.  Each such order will be executed on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the order for the Shares. For purposes of this Section 1.2, the Company shall be the designee of the Trust for receipt of such orders from Contract owners or participants and receipt by such designee shall constitute receipt by the Trust; provided that the Trust or its designee receives written (or facsimile) notice of such orders by the time the Trust ordinarily calculates its net asset value as described from time to time in the Trust’s prospectus (which as of the date of this Agreement is 4:00 p.m. New York time on such Business Day.  “Business Day” shall mean any day on which the New York Stock Exchange, Inc. (the “NYSE”) is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC.  The Company agrees to place orders to purchase Shares for any Business Day, by 9:00am the following Business Day.

1.3.       PFD agrees to make the Shares available for purchase at the applicable net asset value per share by the Company and the Accounts on those days on which the Trust calculates its net asset value in accordance with the rules of the SEC.  Notwithstanding the foregoing, the Board of Trustees of the Trust (the “Board”) may refuse to sell any Shares to the Company and the Accounts, or suspend or terminate the offering of the Shares to the Company and the Accounts if such action is required by law or by regulatory authorities having jurisdiction over PIM, PFD or the Trust or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, in the best interest of the Shareholders of such Portfolio.

1.4.       The Trust and PFD will sell Trust shares only to Participating Insurance Companies and Qualified Plans which have agreed to participate in the Trust to fund their Separate Accounts and/or Qualified Plans all in accordance with the requirement of Section 817(h) of the Internal Revenue Code, as amended (the “Code”) and the Treasury regulations thereunder. The Company will not resell the Shares except to the Trust or its agents.

1.5.       The Trust agrees, upon the Company's request, to redeem for cash, any full or fractional Shares held by the Accounts (based on orders placed by Contract owners on that Business Day).  Each such redemption request shall be executed on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the request for redemption.  For purposes of this Section 1.5, the Company shall be the designee of the Trust for receipt of requests for redemption from Contract owners or participants and receipt by such designee shall constitute receipt by the Trust; provided that the Trust or its designee receives written (or facsimile) notice of such request for redemption by the time the Trust ordinarily calculates its net asset value as described from time to time in the Trust’s prospectus (which as of the date of this Agreement is 4:00 p.m. New York time on such Business Day).   The Company agrees to place orders to redeem Shares for any Business Day, by 9:00 am the following Business Day.

1.6.       Each purchase, redemption and exchange order placed by the Company shall be placed separately for each Portfolio and shall not be netted with respect to any Portfolio.  However, with respect to payment of the purchase price by the Company and of redemption proceeds by the Trust, the Company and the Trust shall net purchase and redemption orders with respect to each Portfolio and shall transmit one net payment for all of the Portfolios in accordance with Section 1.7 hereof.

1.7.       In the event of net purchases, the Company shall pay for the Shares by 11:00 a.m. New York time on the next Business Day after an order to purchase the Shares is made in accordance with the provisions of Section 1.2. hereof.  Company shall transmit all such payments in federal funds by wire.  If payment in federal funds for any purchase is not received or is received by the Trust after 11:00 a.m. on such Business Day, the Company shall promptly, upon the Trust’s request, reimburse the Trust for any charges, costs, fees, interest or other expenses incurred by the Trust in connection with any advances to, or borrowings or overdrafts by, the Trust, or any similar expenses (including the cost of and any loss incurred by the Trust in unwinding any purchase of securities by the Trust) incurred by the Trust  as a result of portfolio transactions effected by the Trust based upon such purchase request.  In the event of net redemptions, the Trust ordinarily shall pay and transmit the proceeds of redemptions of Shares by 11:00 a.m. New York time on the next Business Day after a redemption order is received from the Company  in accordance with Section 1.5. hereof, although the Trust reserves the right to postpone the date of payment or satisfaction upon redemption consistent with Section 22(e) of the 1940 Act and any rules pomulgated thereunder.  Payments for net redemptions shall be in federal funds transmitted by wire.

1.8.       Issuance and transfer of the Shares will be by book entry only.  Stock certificates will not be issued to the Company or the Accounts.  The Shares ordered from the Trust will be recorded in an appropriate title for the Accounts or the appropriate subaccounts of the Accounts.

1.9.       The Trust shall furnish notice (by wire or telephone, followed by written confirmation) no later than 7:00 p.m. New York time on the ex-dividend date to the Company of any dividends or capital gain distributions payable on the Shares.  The Company hereby elects to receive all such dividends and distributions as are payable in cash or Shares on a Portfolio's Shares in additional Shares of that Portfolio.  The Trust shall notify the Company by the end of the next following Business Day of the number of Shares so issued as payment of such dividends and distributions.

1.10.     The Trust or its custodian shall make the net asset value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:00 p.m. New York time.  In the event of an error in the computation of a Portfolio’s net asset value per share (“NAV”) or any dividend or capital gain distribution (each, a “pricing error”), PIM or the Trust shall notify the Company as soon as possible after the discovery of the error.  Such notification may be verbal, but shall be confirmed promptly in writing in accordance with Article XII of this Agreement.  A pricing error shall be corrected in accordance with the Trust’s internal policies and procedures.  If an adjustment is necessary to correct a material error that occurred through no fault of the Company and such adjustment has caused Contract owners to receive less than the number of Shares or redemption proceeds to which they are entitled, the number of Shares of the applicable Account will be adjusted and the amount of any underpayments will be paid by the Trust or PIM to the Company for crediting of such amounts to the Contract owners’ accounts.  Upon notification by PIM of any overpayment due to a material error, the Company shall promptly remit to the Trust or PIM, as appropriate, any overpayment that has not been paid to Contract owner; however, PIM acknowledges that the Company does not intend to seek additional payments from any Contract owner who, because of a pricing error, may have underpaid for units of interest credited to his/her account. The costs of correcting such adjustments shall be borne by the Trust or PIM unless the Company is at fault in which case such costs shall be borne by the Company.

ARTICLE II.  Certain Representations, Warranties and Covenants

2.1.       The Company represents and warrants that the Contracts are or will be registered under the 1933 Act or are exempt from or not subject to registration thereunder, and that the Contracts will be issued, sold, and distributed in compliance in all material respects with all applicable state and federal laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.  The Company further represents and warrants that it (i) is an insurance company duly organized and in good standing under applicable law;  (ii) has legally and validly established each Account as a segregated asset account under applicable law;  (iii) has registered or, prior to any issuance or sale of the Contracts, will register the Accounts as unit investment trusts in accordance with the provisions of the 1940 Act (unless exempt therefrom) to serve as segregated investment accounts for the Contracts, and (iv) will maintain such registration for so long as any Contracts are outstanding.  The Company shall amend the registration statements under the 1933 Act for the Contracts and the registration statements under the 1940 Act for the Accounts from time to time as required in order to effect the continuous offering of the Contracts or as may otherwise be required by applicable law.  The Company shall register and qualify the Contracts for sales in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.  At the time the Company is required to deliver the Trust’s prospectus or statement of additional information to a purchaser of Shares in accordance with the requirements of federal or state securities laws, the Company shall distribute to such Contract purchasers the then current Trust prospectus, as supplemented.

2.2.       The Company represents and warrants that the Contracts are currently and at the time of issuance will be treated as life insurance, endowment or annuity contracts under applicable provisions of the Code, that it will maintain such treatment and that it will notify the Trust or PIM immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

2.3.       The Company represents and warrants that Policy Underwriter, the underwriter for the individual variable annuity contracts and the variable life policies, is a member in good standing of FINRA and is a registered broker-dealer with the SEC.  The Company represents and warrants that the Company and Policy Underwriter will sell and distribute such contracts and policies in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act and state insurance law suitability requirements.

2.4.       The Trust represents and warrants that the Shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance in compliance with the laws of Delaware and that the Trust is and shall remain registered under the 1940 Act. The Trust shall amend the registration statement for its Shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its Shares.  The Trust shall register and qualify the Shares for sale in accordance with the laws of the various states only if and to the extent deemed necessary by the Trust. In addition, to the extent that the Turst makes available Summary Prospectuses, the Trust will comply with the requirements of Rule 498 under the 1933 Act, as applicable, in connection with the offer and sale of the Shares and will maintain a website that is in compliance with the Rule such that the Trust may be permitted to deliver summary prospectuses in lieu of statutory prospectuses.  The Company represents and warrants that it will respond to requests for additional Fund documents made directly by Contract owners to the Company or its affiliates in compliance with Rule 498.

2.5.       The Trust represents that it is lawfully organized and validly existing under the laws of the State of Delaware.  The Trust further represents that it has adopted a plan pursuant to Rule 12b-1 under the 1940 Act and imposes an asset-based charge to finance its distribution expenses with respect to the Class II shares of certain of the Trust’s Portfolios as permitted by applicable law and regulation.

2.6.       PFD represents and warrants that it is a member in good standing of FINRA and is registered as a broker-dealer with the SEC.  PFD represents that it will sell and distribute the Shares in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

2.7.             PIM represents and warrants that it is and shall remain duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

2.8.       No less frequently than annually, the Company shall submit to the Board such reports, material or data as the Board may reasonably request so that it may carry out fully the obligations imposed upon it by the conditions contained in the Mixed and Shared Funding Exemptive Order pursuant to which the SEC has granted exemptive relief to permit mixed and shared funding.

~~2.10~~2.9.            The Company represents and warrants, for purposes other than diversification under Section 817 of the Code, that the Contracts are currently at the time of issuance and, assuming the Trust meets the requirements of Article VI, will be treated as annuity contracts under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify the Trust, PFD and PIM immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.  In addition, the Company represents and warrants that each Account is a “segregated asset account” and that interests in the Account are offered exclusively through the purchase of or transfer into a “variable contract” within the meaning of such terms under Section 817 of the Code and the regulations thereunder.  The Company will use every effort to continue to meet such definitional requirements, and it will notify the Trust, PFD and PIM immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.  The Company represents and warrants that it will not purchase Trust shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.  The Company will comply with the requirements of Rule 498 under the 1933 Act in connection with the delivery of summary prospectuses for the Shares.

ARTICLE III.  Prospectus and Proxy Statements; Voting

3.1.       At least annually, the Trust or its designee shall provide the Company, free of charge, with as many copies of the current prospectus (describing only the Portfolios listed in Schedule A hereto) for the Shares as the Company may reasonably request for distribution to existing Contract owners whose Contracts are funded by such Shares.  The Trust or its designee shall provide the Company, at the Company's expense, with as many copies of the current prospectus for the Shares as the Company may reasonably request for distribution to prospective purchasers of Contracts.  If requested by the Company in lieu thereof, the Trust or its designee shall provide such documentation (including a “camera ready” copy of the new prospectus as set in type or, at the request of the Company, as a diskette in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once each year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Contracts and the prospectus for the Shares printed together in one document; the expenses of such printing to be apportioned between (a) the Company and (b) the Trust or its designee in proportion to the number of pages of the Contract and Shares' prospectuses, taking account of other relevant factors affecting the expense of printing, such as covers, columns, graphs and charts; the Trust or its designee to bear the cost of printing the Trust's prospectus portion of such document for distribution to owners of existing Contracts funded by the Shares and the Company to bear the expenses of printing the portion of such document relating to the Accounts; provided, however, that the Company shall bear all printing expenses of such combined documents where used for distribution to prospective purchasers or to owners of existing Contracts not funded by the Shares.  In the event that the Company requests that the Trust or its designee provides the Trust's prospectus in a “camera ready,” diskette format or other mutually agreed upon format, the Trust shall be responsible for providing the prospectus in the format in which it or PIM is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format (e.g., typesetting expenses), and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectuses, subject to PIM's approval which shall not be unreasonably withheld. Notwithstanding the foregoing, the Trust shall also provide the Company, at the Trust’s expense, no less frequently than annually, copies of the Portfolios prospectuses in PDF format for use on the Company’s and/or affiliated producer’s websites.

3.2.       The prospectus for the Shares shall state that the statement of additional information for the Shares is available from the Trust or its designee.  The Trust or its designee, at its expense, shall print and provide such statement of additional information to the Company (or a master of such statement suitable for duplication by the Company) for distribution to any owner of a Contract funded by the Shares.  The Trust shall also provide such statement of additional information to the Company in a mutually agreed upon electronic format.  The Trust or its designee, at the Company's expense, shall print and provide such statement to the Company (or a master of such statement suitable for duplication by the Company) for distribution to a prospective purchaser who requests such statement or to an owner of a Contract not funded by the Shares.

3.3.       The Trust or its designee shall provide the Company free of charge, if and to the extent applicable to the Shares, copies of the Trust's proxy materials, reports to Shareholders and other communications to Shareholders in such quantity as the Company shall reasonably require for distribution to Contract owners.  The cost of distributing such documents shall be borne by the Trust or its designee.

3.4        The Trust or PIM will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Portfolio, and of any material change in the Trust's registration statement, particularly any change resulting in change to the registration statement or prospectus or statement of additional information for any Account.  The Trust and PIM will cooperate with the Company so as to enable the Company to solicit proxies from Contract owners or to make changes to its prospectus, statement of additional information or registration statement, in an orderly manner.  The Trust and PIM will make reasonable efforts to attempt to have changes affecting Contract prospectuses become effective simultaneously with the annual updates for such prospectuses.

3.5.       The Trust hereby notifies the Company that it may be appropriate to include in the prospectus pursuant to which a Contract is offered disclosure regarding the potential risks of mixed and shared funding.

3.6.       If and to the extent required by Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or Rule 6e-2 or Rule 6e-3(T) thereunder, or other applicable law, whenever the Trust shall have a meeting of shareholders of any Portfolio or class of Shares, the Company shall:

            (a)        solicit voting instructions from Contract owners;

(b)        vote the Shares held in each Account in accordance with instructions received from Contract owners; and

(c)        vote the Shares held in each Account for which it has not received timely  instructions in the same proportion as it votes the Shares of such Portfolio or class for which it has received timely instructions;

(d)        vote any Shares held in its general account in the same proportion as it votes the applicable Shares held by the Accounts for which it has received timely instructions.

Except with respect to matters as to which the Company has the right under Rule 6e-2 and Rule 6e-3(T) under the 1940 Act to vote Shares without regard to voting instructions from variable contract owners the Company will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Shares held for such Contract owners.  The Company reserves the right to vote shares held in any segregated asset account in its own right, to the extent permitted by law.  Participating Insurance Companies shall be responsible for assuring that each of their separate accounts holding Shares calculates voting privileges in the manner required by the Mixed and Shared Funding Exemptive Order.  The Trust and PIM will notify the Company of any changes of interpretations or amendments to the Mixed and Shared Funding Exemptive Order.

ARTICLE IV.  Sales Material and Information

4.1.       The Company shall furnish, or shall cause to be furnished, to PFD or its designee, each piece of sales literature or other promotional material in which the Trust, PIM, any other investment adviser to the Trust, or any affiliate of PIM are named, at least five (5) Business Days prior to its use.  No such material shall be used if PFD or its designee reasonably objects to such use within five (5) Business Days after receipt of such material. PFD or its designee shall notify the Company within five (5) Business Days of receipt of its approval or disapproval of such materials.

4.2.       The Company shall not make any representation on behalf of the Trust, PIM, any other investment adviser to the Trust or any affiliate of PIM and shall not give any information on behalf of the Trust, PIM, any other investment adviser to the Trust, or any affiliate of PIM or concerning the Trust or any other such entity in connection with the sale of the Contracts other than the information contained in the registration statement, prospectus or statement of additional information for the Shares, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports or proxy statements for the Trust, or in sales literature or other promotional material approved by the Trust, PIM, PFD or their respective designees, except with the permission of the Trust, PIM or their respective designees.  The Trust, PIM, PFD or their respective designees each agrees to respond to any request for approval on a prompt and timely basis.  The Company shall adopt and implement procedures reasonably designed to ensure that information concerning the Trust, PIM, PFD or any of their affiliates which is intended for use only by brokers or agents selling the Contracts (i.e., information that is not intended for distribution to Contract owners or prospective Contract owners) is so used, and neither the Trust, PIM, PFD nor any of their affiliates shall be liable for any losses, damages or expenses relating to the improper use of such broker only materials.

4.3.       PFD shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or the Accounts is named, at least five (5) Business Days prior to its use.  No such material shall be used if the Company or its designee reasonably objects to such use within five (5) Business Days after receipt of such material. The Company shall notify PFD within five (5) Business Days of receipt of its approval or disapproval of such materials.

4.4.       The Trust, PIM and PFD shall not give any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Contracts in connection with the sale of the Contracts other than the information or representations contained in a registration statement, prospectus, or statement of additional information for the Contracts, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports for the Accounts, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.  The Company or its designee agrees to respond to any request for approval on a prompt and timely basis.  The parties hereto agree that this Section 4.4. is neither intended to designate nor otherwise imply that PIM is an underwriter or distributor of the Contracts.

4.5.       The Company and the Trust shall provide, or shall cause to be provided, to the other at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, and all amendments to any of the above, that relate to the Contracts, or to the Trust or its Shares, prior to or contemporaneously with the filing of such document with the SEC or other regulatory authorities.

4.6.       For purpose of this Article IV and Article VIII, the phrase "sales literature or other promotional material" includes but is not limited to advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone, electronic messages or tape recording, videotape display, signs or billboards, motion pictures, or other public media, including, for example, on-line networks such as the Internet or other electronic media), and sales literature (such as brochures, electronic messages, circulars, reprints or excerpts or any other advertisement, sales literature, or published articles), distributed or made generally available to customers or the public, educational or training materials or communications distributed or made generally available to some or all agents or employees, and shareholder reports, proxy materials (including solicitations for voting instructions) and any other material constituting sales literature or advertising under the NASDR Conduct Rules, the 1933 Act or the 1940 Act.  However, such phrase “sales literature or other promotional material” shall not include any material that simply lists the names of Portfolios of the Trust in a list of investment options.

4.7.       At the request of any party to this Agreement, each other party will make available to the other party’s independent auditors and/or representative of the appropriate regulatory agencies, all records, data, access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to the Agreement or any party’s obligations under this Agreement.

4.8        Subject to the terms of Sections 4.1 and 4.2 of this Agreement, the Trust (and its Portfolios), PIM and PFD hereby each consents in connection with the marketing of the Contracts to the Company’s use of their names or other identifying marks, including Pioneer Investments® and Pioneer’s sail logo, in connection with the marketing of the Contracts.  The Trust, PIM or PFD or their affiliates may withdraw this authorization as to any particular use of any such name or identifying mark at any time: (i) upon a reasonable determination that such use would have a material adverse effect on its reputation or marketing efforts or its affiliates or (ii) if any of the Portfolios of the Trust cease to be available through the Company.  Except as set forth in the previous sentence, the Company will not cause or permit, without prior written permission, the use, description or reference to a Pioneer party’s name, or to the relationship contemplated in this Agreement, in any advertisement, or promotional materials or activities, including without limitation, any advertisement or promotional materials published, distributed, or made available, or any activity conducted through, the Internet or any other electronic medium.

ARTICLE V.  Fees and Expenses

5.1.       Neither the Trust, PIM nor PFD shall pay any fee or other compensation to the Company under this Agreement, other than pursuant to Schedule B attached hereto, and the Company shall pay no fee or other compensation to the Trust, PIM or PFD under this Agreement.  Notwithstanding the foregoing, the parties hereto will bear certain expenses under the provisions of this Agreement and shall reimburse other parties for expenses initially paid by one party but allocated to another party. In addition, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust and/or to the Accounts pursuant to this Agreement.

5.2.       The Trust or its designee shall bear the expenses for the cost of registration and qualification of the Shares under all applicable federal and state laws, including preparation and filing of the Trust's registration statement, and payment of filing fees and registration fees; preparation and filing of the Trust's proxy materials and reports to Shareholders; setting in type and printing its prospectus and statement of additional information (to the extent provided by and as determined in accordance with Article III above); setting in type and printing the proxy materials and reports to Shareholders (to the extent provided by and as determined in accordance with Article III above); the preparation of all statements and notices required of the Trust by any federal or state law with respect to its Shares; all taxes on the issuance or transfer of the Shares; and the costs of distributing the Trust's prospectuses, reports to Shareholders and proxy materials to owners of Contracts and participants funded by the Shares and any expenses permitted to be paid or assumed by the Trust pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act.  The Trust shall not bear any expenses of marketing the Contracts.

5.3.       The Company shall bear the expenses of distributing the Shares' prospectus or prospectuses in connection with new sales of the Contracts and of distributing the Trust's Shareholder reports to Contract owners.  The Company shall bear all expenses associated with the registration, qualification, and filing of the Contracts under applicable federal securities and state insurance laws; the cost of preparing, printing and distributing the Contract prospectus and statement of additional information; and the cost of preparing, printing and distributing annual individual account statements for Contract owners as required by state insurance laws.

5.4.       The Company agrees to provide certain administrative services, specified in Schedule B attached hereto, in connection with the arrangements contemplated by this Agreement.  The parties intend that the services referred to in the Section 5.4 be recordkeeping, shareholder communication, and other transaction facilitation and processing, and related administrative services and are not the services of an underwriter or principal underwriter of the Trust and the Company is not an underwriter for Shares within the meaning of the 1933 Act.

ARTICLE VI.   Diversification and Related Limitations

6.1.       The Trust and PIM represent and warrant that the assets of each Portfolio of the Trust will be invested in such a manner as to ensure that the Contracts will be treated as variable contracts under the Code and regulations thereunder.  Without limiting the scope of the foregoing, the Trust shall ensure that each Portfolio in which an Account invests will comply with Section 817(h) of the Code and Treas. Reg. 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, as they may be amended from time to time (and any successors thereto, or revenue rulings, revenue procedures, notices, and other published announcements of the Internal Revenue Service interpreting these sections).  The Trust shall notify the Company immediately upon having a reasonable basis for believing that a Portfolio has failed to so comply or that it might not comply in the future.  In the event of such a failure, the Trust and PIM shall take all necessary steps to cure such failure, including, if necessary, applying for a waiver or closing agreement with respect to such failure from the U.S. Internal Revenue Service at their expense.

6.2.       The Trust and PIM represent that each Portfolio will elect to be qualified as a Regulated Investment Company under Subchapter M of the Code and that they will maintain such qualification (under Subchapter M or any successor or similar provision).

6.3.       No Shares of the Trust will be sold directly to the general public.

ARTICLE VII.   Potential Material Conflicts

7.1.       The Trust agrees that the Board, constituted with a majority of disinterested trustees, will monitor each Portfolio of the Trust for the existence of any material irreconcilable conflict between the interests of the variable annuity contract owners and the variable life insurance policy owners of the Company and/or affiliated companies (“contract owners”) investing in the Trust.  A material irreconcilable conflict may arise for a variety of reasons, including:  (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners.  The Board shall have the sole authority to determine if a material irreconcilable conflict exists, and such determination shall be binding on the Company only if approved in the form of a resolution by a majority of the Board, or a majority of the disinterested trustees of the Board. The Board will give prompt notice of any such determination to the Company.

7.2.       The Company agrees that it will be responsible for assisting the Board in carrying out its responsibilities under the conditions set forth in the Trust's exemptive application pursuant to which the SEC has granted the Mixed and Shared Funding Exemptive Order by providing the Board, as it may reasonably request, with all information necessary for the Board to consider any issues raised and agrees that it will be responsible for promptly reporting any potential or existing conflicts of which it is aware to the Board including, but not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.  The Company also agrees that, if a material irreconcilable conflict arises, it will at its own cost remedy such conflict up to and including (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting to a vote of all affected contract owners whether to withdraw assets from the Trust or any Portfolio and reinvesting such assets in a different investment medium and, as appropriate, segregating the assets attributable to any appropriate group of contract owners (e.g., annuity contract owners, life insurance owners or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to any of the affected contract owners the option of segregating the assets attributable to their contracts or policies, and (b) establishing a new registered management investment company and segregating the assets underlying the Contracts, unless a majority of Contract owners materially adversely affected by the conflict have voted to decline the offer to establish a new registered management investment company.

7.3.       A majority of the disinterested trustees of the Board shall determine whether any proposed action by the Company adequately remedies any material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, the Company will withdraw from investment in the Trust each of the Accounts designated by the disinterested trustees and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required to remedy any such material irreconcilable conflict as determined by a majority of the disinterested trustees of the Board.

7.4        If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust’s election, to withdraw the Account’s investment in the Trust and terminate this Agreement; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Trust's independent trustees.  Any such withdrawal and termination must take place within six (6) months after the Trust gives written notice that this provision is being implemented, and until the end of that six-month period PFD and the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

7.5.       If material irreconcilable conflict arises because of particular state insurance regulator’s decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the Account’s investment in the Trust and terminate this Agreement within six (6) months after the Trust's Board informs the Company in writing that it has determined that such decision has created a material irreconcilable conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Trust's Board.  Until the end of the foregoing six (6) month period, the Trust and PFD shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

7.6        For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Trust be required to establish a new funding medium for the Contracts.  The Company shall not be required by Section 7.2 to establish a new funding medium for the contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the material irreconcilable conflict.  In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, then the Company will withdraw the Account’s investment in the Trust and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the independent trustees.

7.7.       If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1, 7.2, 7.3 and 7.7 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.   Indemnification

8.1.      Indemnification by the Company

            The Company agrees to indemnify and hold harmless the Trust, PIM, PFD, any affiliates of PIM, and each of their respective directors, trustees, officers and each person, if any, who controls the Trust or PIM within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including  reasonable counsel fees) to which any Indemnified Party may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(a)        arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Company or its designee by or on behalf of the Trust, PIM or PFD for use in the registration statement, prospectus or statement of additional information for the Contracts or in the Contracts or sales literature or other promotional material (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Shares; or

(b)        arise out of or as a result of statements or representations not supplied by the Company or its designee, or persons under its control (other than statements or representations contained in the Trust's registration statement, prospectus, statement of additional information or in sales literature or other promotional material of the Trust and on which the Company has reasonably relied) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Shares; or

(c)        arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Trust, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Trust by or on behalf of the Company; or

(d)        arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

(e)        arise as a result of any failure by the Company to perform any of its obligations under this Agreement;

as limited by and in accordance with the provisions of this Article VIII.

            8.2.      Indemnification by the Trust, PIM and PFD

            The Trust, PIM and PFD agree to indemnify and hold harmless the Company and Policy Underwriter and each of their trustees and officers and each person, if any, who controls the Company or Policy Underwriter within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Contracts and:

(a)        arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Trust, PIM, PFD or their respective designees by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Trust or in sales literature or other promotional material for the Trust (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Shares; or

(b)        arise out of or as a result of statements or representations (other than statements or representations contained in the Contract's registration statement, prospectus, statement of additional information or in sales literature or other promotional material for the Contracts not supplied by the Trust, PIM, PFD or any of their respective designees or persons under their respective control and on which any such entity has reasonably relied) or wrongful conduct of the Trust, PIM, PFD or persons under their control, with respect to the sale or distribution of the Contracts or Shares; or

(c)        arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Accounts or relating to the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Trust, PIM or PFD; or

(d)        arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements specified in Article VI of this Agreement) or arise out of or result from any other material breach of this Agreement by the Trust; or

(e)        arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate; or

(f)        arise as a result of any failure by the Trust, PIM or PFD to perform any of their respective obligations under this Agreement;

as limited by and in accordance with the provisions of this Article VIII.

8.3.       In no event shall the Trust, PIM or PFD be liable under the indemnification provisions contained in this Agreement to any individual or entity, including without limitation, the Company, or any Participating Insurance Company or any Contract owner, with respect to any losses, claims, damages, liabilities or expenses that arise out of or result from (i) a breach of any representation, warranty, and/or covenant made by the Company hereunder or by any Participating Insurance Company under an agreement containing substantially similar representations, warranties and covenants; (ii) the failure by the Company or any Participating Insurance Company to maintain its segregated asset account (which invests in any Portfolio) as a legally and validly established segregated asset account under applicable state law and as a duly registered unit investment trust under the provisions of the 1940 Act (unless exempt therefrom); or (iii) the failure by the Company or any Participating Insurance Company to maintain its variable annuity and/or variable life insurance contracts (with respect to which any Portfolio serves as an underlying funding vehicle) as life insurance, endowment or annuity contracts under applicable provisions of the Code.

8.4.       Neither the Company, the Trust, PIM nor PFD shall be liable under the indemnification provisions contained in this Agreement with respect to any losses, claims, damages, liabilities or expenses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, willful misconduct, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

8.5.       Promptly after receipt by an Indemnified Party under this Section 8.5. of notice of commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise than under this section.  In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such Indemnified Party.  After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.

8.6.       A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII.  The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.

ARTICLE IX.  Applicable Law

9.1.       This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

9.2.       This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Notice of Formal Proceedings or litigation

            The Trust, PIM, PFD and the Company agree that each such party shall promptly notify the other parties to this Agreement, in writing, of the institution of any formal proceedings brought against such party or its designees by FINRA, the SEC, or any insurance department or any other regulatory body regarding such party's duties under this Agreement or related to the sale of the Contracts, the operation of the Accounts, or the purchase of the Shares. Each of the parties further agrees promptly to notify the other parties of the commencement of any litigation or proceeding against it or any of its respective officers, directors, trustees, employees or 1933 Act control persons in connection with this Agreement, the issuance or sale of the Contracts, the operation of the Accounts, or the sale or acquisition of Shares. The indemnification provisions contained in this Article X shall survive any termination of this Agreement.

ARTICLE XI.  Termination

11.1.     This Agreement shall terminate with respect to the Accounts, or one, some, or all Portfolios:

(a)        at the option of any party upon six (6) months' advance written notice delivered to the other parties; provided, however, that such notice shall not be given earlier than six (6) months following the date of this Agreement; or

(b)        at the option of the Company to the extent that the Shares of Portfolios are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as reasonably determined by the Company.  Without limiting the generality of the foregoing, the Shares of a Portfolio would not be "appropriate funding vehicles" if, for example, such Shares did not meet the diversification or other requirements referred to in Article VI hereof; or if the Company would be permitted to disregard Contract owner voting instructions pursuant to Rule 6e-2 or 6e-3(T) under the 1940 Act.  Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the Trust by the Company; or

(c)        at the option of the Trust, PIM or PFD upon institution of formal proceedings against the Company by FINRA, the SEC, or any insurance department or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of the Accounts, or the purchase of the Shares; provided that the party terminating this Agreement under this provision shall give notice of such termination to the other parties to this Agreement; or

(d)        at the option of the Company upon institution of formal proceedings against the Trust by FINRA, the SEC, or any state securities or insurance department or any other regulatory body regarding the duties of the Trust, PIM or PFD under this Agreement or related to the sale of the Shares; provided that the party terminating this Agreement under this provision shall give notice of such termination to the other parties to this Agreement; or

(e)        at the option of the Company, the Trust, PIM or PFD upon receipt of any necessary regulatory approvals and/or the vote of the Contract owners having an interest in the Accounts (or any subaccounts) to substitute the shares of another investment company for the corresponding Portfolio Shares in accordance with the terms of the Contracts for which those Portfolio Shares had been selected to serve as the underlying investment media.  The Company will give thirty (30) days’ prior written notice to the Trust of the Date of any proposed vote or other action taken to replace the Shares; or

(f)        at the option of the Trust, PIM or PFD by written notice to the Company, if any one or all of the Trust, PIM or PFD respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(g)        at the option of the Company by written notice to the Trust, PIM or PFD, if the Company shall determine, in its sole judgment exercised in good faith, that the Trust, PIM or PFD has suffered a material adverse change in this business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(h)        at the option of any party to this Agreement, upon another unaffiliated party's material breach of any provision of or representation contained in this Agreement.

11.2.     The notice shall specify the Portfolio or Portfolios, Contracts and, if applicable, the Accounts as to which the Agreement is to be terminated.

11.3.     It is understood and agreed that the right of any party hereto to terminate this Agreement pursuant to Section 11.1(a) may be exercised for cause or for no cause.

11.4.     Except as necessary to implement Contract owner initiated transactions, or as required by state insurance laws or regulations, the Company shall not redeem the Shares attributable to the Contracts (as opposed to the Shares attributable to the Company's assets), and the Company shall not prevent Contract owners from allocating payments to a Portfolio that was otherwise available under the Contracts, until thirty (30) days after the Company shall have notified the Trust of its intention to do so.

11.5.     Notwithstanding any termination of this Agreement, the Trust and PFD shall, at the option of the Company, continue to make available additional shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (the "Existing Contracts"), except as otherwise provided under Article VII of this Agreement; provided, however, that in the event of a termination pursuant to Section 11.1. (c), (f) or (h), the Trust, PIM and PFD shall at their option have the right to terminate immediately all sales of Shares to the Company.  Specifically, without limitation, the owners of the Existing Contracts shall be permitted to transfer or reallocate investment under the Contracts, redeem investments in any Portfolio and/or invest in the Trust upon the making of additional purchase payments under the Existing Contracts.

11.6      Notwithstanding any termination of this Agreement, each party’s obligations under Article VIII to indemnify the other parties shall survive and not be affected by any termination of this Agreement.  In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement

ARTICLE XII.  Notices

         Any notice shall be sufficiently given when sent by registered or certified mail, overnight courier or facsimile to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

            If to the Trust:

                        Pioneer Variable Contracts Trust

                        60 State Street

                        Boston, Massachusetts 02109

                        Attn:  Christopher Kelley, Secretary

            If to the Company:

                        Midland National Life Insurance Company

                        <address>

<city, state and zip code>

                        Attn:  <name, title>

            If to PIM:

                        Pioneer Investment Management, Inc.

                        60 State Street

                        Boston, Massachusetts 02109

                        Attn:  Christopher J. Kelley, Associate General Counsel

            If to PFD:

                        Pioneer Funds Distributor, Inc.

                        60 State Street

                        Boston, Massachusetts 02109

                        Attn:  Joseph Kringdon, President

ARTICLE XIII.  Miscellaneous

13.1.     Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential all information reasonably identified as confidential in writing by any party hereto and, except as permitted by this Agreement or as otherwise required by applicable law or regulation, shall not disclose, disseminate or utilize such other confidential information without the express written consent of the affected party until such time as it may come into the public domain.  Notwithstanding anything to the contrary in this Agreement, in addition to and not in lieu of other provisions in this Agreement:

(a)        “Confidential Information” includes without limitation all information regarding the customers of the Company, the Trust, PIM, PFD or any of their subsidiaries, affiliates or licensees; or the accounts, account numbers, names, addresses, social security numbers or any other personal identifier of such customers; or any information derived therefrom.

(b)        Neither the Company, the Trust, PIM or PFD may disclose Confidential Information for any purpose other than to carry out the purpose for which Confidential Information was provided to the Company, the Trust, PIM or PFD as set forth in this Agreement; and the Company, the Trust, PIM and PFD agree to cause their employees, agents and representatives, or any other party to whom the Company, the Trust, PIM or PFD may provide access to or disclose Confidential Information to limit the use and disclosure of Confidential Information to that purpose.

(c)        The Company, the Trust, PIM and PFD agree to implement appropriate measures designed to ensure the security and confidentiality of Confidential Information, to protect such information against any anticipated threats or hazards to the security and integrity of such information, and to protect against unauthorized access to, or use of, Confidential Information that could result in substantial harm or inconvenience to any of the customers of the Company or any of its subsidiaries, affiliates or licensees; the Company, the Trust, PIM and PFD further agree to cause all their respective agents, representatives or subcontractors, or any other party to  whom they provide access to or disclose Confidential Information, to implement appropriate measures to meet the objectives set forth in this Section 13.1.

13.2.     The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

13.3.     This Agreement may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument.

13.4.     If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

13.5.     The Schedule attached hereto, as modified from time to time, is incorporated herein by reference and is part of this Agreement.

13.6.     Each party hereto shall cooperate with each other party in connection with inquiries by appropriate governmental authorities (including without limitation the SEC, FINRA, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

13.7.     The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

13.8.     A copy of the Trust's Certificate of Trust is on file with the Secretary of State of Delaware.  The Company acknowledges that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder.  The Company further acknowledges that the assets and liabilities of each Portfolio are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the Portfolio on whose behalf the Trust has executed this instrument.  The Company also agrees that the obligations of each Portfolio hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any Portfolio for the obligations of another Portfolio.

13.9.          Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant parties (but if applicable law requires some other forum, then, such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

13.10.      Neither this Agreement nor any of the rights and obligations hereunder may be assigned by any party without the prior written consent of all parties hereto.

13.11.      The Trust, PIM and PFD agree that the obligations assumed by the Company shall be limited in any case to the Company and its assets and neither the Trust, PIM nor PFD shall seek satisfaction of any such obligation from the shareholders of Company, the directors, officers, employees or agents of the Company, or any of them.

13.12.      No provision of the Agreement may be deemed or construed to modify or supersede any contractual rights, duties, or indemnifications, as between PIM and the Trust and PFD and the Trust.

13.13.      This Agreement, including any Schedules or Exhibits hereto, may be amended only by a written instrument executed by each party hereto.

            IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

By its authorized officer,

By:  ___________

Name:

Title:

Date:

PIONEER VARIABLE CONTRACTS TRUST,

on behalf of the Portfolios

By its authorized officer and not individually,

By:______________

Christopher Kelley

Secretary

Date:

PIONEER INVESTMENT MANAGEMENT, INC.

By its authorized officer,

By: ________________

Mark Goodwin

Executive Vice President

Date:

                                                            PIONEER FUNDS DISTRIBUTOR, INC.

                                                            By its authorized officer,

                                                            By: ________________

Joseph Kringdon

President

Date:

SCHEDULE A

Accounts, Contracts and Portfolios

Subject to the Participation Agreement

As of NOVEMBER __, 2011

Name of Separate Account and Date

Established by Board of Directors

	Contracts Funded by Separate Account	Portfolios and Class of Shares Available to Contracts
Variable Annuity Account __, established _____ Variable Annuity Account __, established ____ Variable Annuity Account __, established _____ Variable Life Account __, established _____

Variable Annuity

Variable Annuity

	Variable Annuity Variable Life	Pioneer ____ VCT Portfolio (Class I and Class II) Pioneer ____ VCT Portfolio (Class I and Class II) Pioneer ____ VCT Portfolio (Class I and Class II)

Schedule B

1.         Administrative Services

Administrative services to Contract owners and participants shall be the responsibility of the Company and shall not be the responsibility of the Trust or PFD.  The Company will provide properly registered and licensed personnel and any systems needed for all Contract owners servicing and support – for both fund and annuity and life insurance information and questions, including:

▪         Communicate all purchase, withdrawal, and exchange orders it receives from its customers to PFD;

▪         Respond to Contract owner and participant inquires;

▪         Delivery of both Trust and Contract prospectuses as required under applicable law;

▪         Entry of initial and subsequent orders;

▪         Transfer of cash to Portfolios;

▪         Explanations of Portfolio objectives and characteristics;

▪         Entry of transfers between Portfolios;

▪         Portfolio balance and allocation inquires; and

▪         Mail Trust proxies.

2.         Administrative Service Fees

For the administrative services set forth above, PIM or any of its affiliates shall pay a servicing fee based on the annual rate of 0.15% of the average aggregate net daily assets invested in the Class I Shares of the Portfolios and 0.15% of the average aggregate net daily assets invested in the Class II Shares of the Portfolios through the Accounts at the end of each calendar quarter. Such payments will be made to the Company within thirty (30) days after the end of each calendar quarter. Such fees shall be paid quarterly in arrears.  Each payment will be accompanied by a statement showing the calculation of the fee payable to the Company for the quarter and such other supporting data as may be reasonably requested by the Company.  The Company will calculate the asset balance on each day on which the fee is to be paid pursuant to this Agreement with respect to each Portfolio for the purpose of reconciling its calculation of average aggregate net daily assets with PIM’s calculation.  Annually (as of December 31) or upon reasonable request of PIM, Company will provide PIM a statement showing the number of subaccounts in each Class of Shares of each Portfolio as of the most recent calendar quarter end.

3.         12b-1 Distribution Related Fees (Class II Shares Only)

In accordance with the Portfolios’ plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, PFD will make payments to the Policy Underwriter at an annual rate of 0.25% of the average daily net assets invested in the Class II shares of the Portfolios through the Accounts in each calendar quarter.  PFD will make such payments to the Policy Underwriter within thirty (30) days after the end of each calendar quarter.  Each payment will be accompanied by a statement showing the calculation of the fee payable to the Policy Underwriter for the quarter and such other supporting data as may be reasonably requested by the Policy Underwriter.  The Rule 12b-1 distribution related fees will be paid to the Policy Underwriter for as long as the Accounts own any Shares of a Portfolio and (i) distribution services are being provided pursuant to this Agreement and (ii) a Rule 12b-1 plan is in effect with respect to such Portfolio.

Exhibit I

To

Participation Agreement

Procedures for Pricing and Order/Settlement Through National Securities Clearing Corporation’s Mutual Fund Profile System and Mutual Fund Settlement, Entry and Registration Verification System

1.       As provided in Section 1.1 of the Participation Agreement, the parties hereby agree to provide pricing information, execute orders and wire payments for purchases and redemptions of Fund shares through National Securities Clearing Corporation (“NSCC”) and its subsidiary systems as follows:

(a)    Distributor or the Funds will furnish to Company or its affiliate through NSCC’s Mutual Fund Profile System (“MFPS”) (1) the most current net asset value information for each Fund, and (2) in the case of fixed income funds that declare daily dividends, the daily accrual or the interest rate factor.  All such information shall be furnished to Company or its affiliate by 6:30 p.m. Eastern Time on each business day that the Fund is open for business (each a "Business Day") or at such other time as that information becomes available.

(b)    Upon receipt of Fund purchase, exchange and redemption instructions for acceptance as of the time at which a Fund's net asset value is calculated as specified in such Fund's prospectus ("Close of Trading") on each Business Day ("Instructions"), and upon its determination that there are good funds with respect to Instructions involving the purchase of Shares, Company or its affiliate will calculate the net purchase or redemption order for each Fund.  Orders for net purchases or net redemptions derived from Instructions received by Company or its affiliate prior to the Close of Trading on any given Business Day will be sent to the Defined Contribution Interface of NSCC’s Mutual Fund Settlement, Entry and Registration Verification System (“Fund/SERV”) by 5:00 a.m. Eastern Time on the next Business Day.  Subject to Company’s or its affiliate’s compliance with the foregoing, Company or its affiliate will be considered the agent of the Distributor and the Funds, and the Business Day on which Instructions are received by Company or its affiliate in proper form prior to the Close of Trading will be the date as of which shares of the Funds are deemed purchased, exchanged or redeemed pursuant to such Instructions.  Instructions received in proper form by Company or its affiliate after the Close of Trading on any given Business Day will be treated as if received on the next following Business Day.  Dividends and capital gains distributions will be automatically reinvested at net asset value in accordance with the Fund's then current prospectuses.

(c)    Company or its affiliate will wire payment for net purchase orders by the Fund’s NSCC Firm Number, in immediately available funds, to an NSCC settling bank account designated by Company or its affiliate no later than 5:00 p.m. Eastern time on the same Business Day such purchase orders are communicated to NSCC.  For purchases of shares of daily dividend accrual funds, those shares will not begin to accrue dividends until the day after the shares have been cleared.

(d)                NSCC will wire payment for net redemption orders by Fund, in immediately available funds, to an NSCC settling bank account designated by Company or its affiliate, by 5:00 p.m. Eastern Time on the Business Day such redemption orders are communicated to NSCC, except as provided in a Fund's prospectus and statement of additional information.

(e)    With respect to (c) or (d) above, if Distributor does not send a confirmation of Company’s or its affiliate’s purchase or redemption order to NSCC by the applicable deadline to be included in that Business Day’s payment cycle, payment for such purchases or redemptions will be made the following Business Day.

(f)     If on any day Company or its affiliate, or Distributor is unable to meet the NSCC deadline for the transmission of purchase or redemption orders, it may at its option transmit such orders and make such payments for purchases and redemptions directly to Distributor or Company or its affiliate, as applicable, as is otherwise provided in the Agreement.

(g)    These procedures are subject to any additional terms in each Fund's prospectus and the requirements of applicable law.  The Funds reserve the right, at their discretion and without notice, to suspend the sale of shares or withdraw the sale of shares of any Fund.

2.         Company or its affiliate, Distributor and clearing agents (if applicable) are each required to have entered into membership agreements with NSCC and met all requirements to participate in the MFPS and Fund/SERV systems before these procedures may be utilized.  Each party will be bound by the terms of their membership agreement with NSCC and will perform any and all duties, functions, procedures and responsibilities assigned to it and as otherwise established by NSCC applicable to the MFPS and Fund/SERV system and the Networking Matrix Level utilized.

3.         Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect. Unless otherwise indicated herein, the terms defined in the Agreement shall have the same meaning as in this Exhibit.

FUND PARTICIPATION AGREEMENT

Midland National Life Insurance Company

The Prudential Series Fund

Prudential Investments LLC

and

Prudential Investment Management Services LLC

December ____, 2011

Article VII.  Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order 16 16

Article VIII.  Indemnification........................................................................................................ 18

Article IX.  Applicable Law............................................................................................................. 22

Article X.  Termination................................................................................................................. 25

Article XI.  Notices..................................................................................................................... 27

Article XII.  Miscellaneous........................................................................................................... 27

SCHEDULE A........................................................................................................................... 31

SCHEDULE B............................................................................................................................ 29

SCHEDULE C........................................................................................................................... 33

PARTICIPATION AGREEMENT

Among

MIDLAND NATIONAL LIFE INSURANCE COMPANY

THE PRUDENTIAL SERIES FUND

PRUDENTIAL INVESTMENTS LLC

and

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

THIS AGREEMENT, made and entered into as of this _____ day of December, 2011, by and among MIDLAND NATIONAL LIFE INSURANCE COMPANY (the “Company”), an Iowa life insurance company, on its own behalf and on behalf of its separate accounts (the “Accounts”); THE PRUDENTIAL SERIES FUND, an open-end management investment company organized under the laws of Delaware (the “Fund”); PRUDENTIAL INVESTMENTS LLC (the “Adviser”), a New York limited liability company; and PRUDENTIAL INVESTMENTS MANAGEMENT SERVICES LLC (the “Distributor”), a Delaware limited liability company.

WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the “Variable Insurance Products”) to be offered by insurance companies, which have entered into participation agreements similar to this Agreement (hereinafter “Participating Insurance Companies”); and

WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a “Portfolio” and representing the interest in a particular managed portfolio of securities and other assets; and

WHEREAS, the Fund is able to rely on an order from the Securities and Exchange Commission (hereinafter the “SEC”) granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the “1940 Act”) and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans (“Qualified Plans”) (hereinafter the “Mixed and Shared Funding Exemptive Order”); and

WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolios are registered under the Securities Act of 1933, as amended (hereinafter the “1933 Act”); and

WHEREAS, the Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Distributor is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, (the “1934 Act”) and is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”); and

WHEREAS, the Company has issued and plans to continue to issue certain variable life insurance policies and/or variable annuity contracts supported wholly or partially by the Accounts (the “Contracts”), and the Contracts are listed on Schedule A attached hereto and incorporated herein by reference, as such schedule may be amended from time to time by mutual written agreement of the parties; and

WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company under the insurance laws of the State of Iowa, to set aside and invest assets attributable to the Contracts; and

WHEREAS, the Company has registered each Account under the 1940 Act, unless such Account is exempt from registration thereunder;

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios listed on Schedule B attached hereto and incorporated herein by reference, as such schedule may be amended from time to time by mutual written agreement of the parties (the “Portfolios”), on behalf of the Accounts to fund the Contracts, and the Distributor is authorized to sell such shares to the Accounts at net asset value; and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company also intends to continue to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund (the “Unaffiliated Funds”) on behalf of the Accounts to fund the Contracts.

NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund, the Distributor and the Adviser agree as follows:

Article I.  Sale of Fund Shares

1.1.            The Distributor agrees to sell to the Company those shares of the Portfolios which the Account orders, executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Portfolios, subject to the terms and conditions set forth in the Fund’s then-current prospectus.  For purposes of this Section 1.1, the Company shall be the designee of the Fund for the limited purpose of receipt of such orders and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order sufficiently in advance of 9:00 a.m. Eastern time on the next following Business Day.  “Business Day” shall mean any day on which the New York Stock Exchange (the “NYSE”) is open for trading and on which a Portfolio calculates its net asset value pursuant to the rules of the SEC.

1.2.            Distributor agrees that it will accept from Company orders placed through a remote terminal or otherwise electronically transmitted via the National Securities Clearing Corporation (“NSCC”) Fund/Serv Networking program, provided, however, that all accounts opened or maintained pursuant to that program will be governed by applicable NSCC rules and procedures.  Each of the Distributor and Company represents and warrants that it has duly executed the standard networking agreement (the “Networking Agreement”), and has filed such Networking Agreement with the NSCC.  The parties further agree that, if the NSCC Fund/Serv Networking program is used to place orders, the standard Networking Agreement will control insofar as there is any conflict between any provision of the Participation Agreement and the standard Networking Agreement.

1.3.            The Fund agrees to make shares of the Portfolios available for purchase at the applicable net asset value per share by the Company and the Accounts on those days on which the Fund calculates its Portfolios’ net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day on which the NYSE is open for trading.  Notwithstanding the foregoing, the Fund may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Fund acting in good faith, necessary or appropriate in the best interests of the shareholders of such Portfolio.  All orders received by the Company shall be subject to the terms of the then current prospectus of the Fund, including the Fund’s excessive trading policies.  The Company shall use its best efforts, and shall reasonably cooperate with, the Fund to enforce stated prospectus policies regarding transactions in Portfolio shares. The Company represents and warrants to the Fund, the Adviser and the Distributor that the Company’s personnel have sufficient expertise and experience to implement this Agreement in accordance with its terms.    The Company acknowledges that orders received by it in violation of the Fund’s stated policies may be subsequently revoked or cancelled by the Fund and that the Fund shall not be responsible for any losses incurred by the Company or the Contract owner as a result of such cancellation.  In addition, the Company acknowledges that the Fund has the right to refuse any purchase order for any reason, particularly if the Fund determines that a Portfolio would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading, or other factors.

1.4.            The Fund will not sell shares of the Portfolios to any other Participating Insurance Company separate account unless an agreement containing provisions the substance of which are the same as Sections 2.1, 2.2 (except with respect to designation of applicable law), 3.5, 3.6, 3.7, and Article VII of this Agreement is in effect to govern such sales.

1.5.            The Fund agrees to redeem for cash, on the Company’s request, any full or fractional shares of the Portfolios held by the Company, executing such requests on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the request for redemption.  For purposes of this Section 1. 5, the Company shall be the designee of the Fund for receipt of requests for redemption and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such request for redemption by 9:00 a.m. Eastern time on the next following Business Day to effect any redemption by 9:00 a.m. Eastern time on that Business Day.

1.6.            The parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund’s shares may be sold to other Participating Insurance Companies (subject to Section 1. 4) and the cash value of the Contracts may be invested in other investment companies.

1.7.            The Company shall pay for Fund shares by 3:00 p.m. Eastern time on the next Business Day after an order to purchase Fund shares is received in accordance with the provisions of Section 1.1 hereof.  Payment shall be in federal funds transmitted by wire and/or by a credit for any shares redeemed the same day as the purchase.

1.8.            The Fund shall pay and transmit the proceeds of redemptions of Fund shares by 2:00 p.m. Eastern Time on the next Business Day after a redemption order is received in accordance with Section 1.4 hereof; provided, however, that the Fund may delay payment in extraordinary circumstances to the extent permitted under Section 22(e) of the 1940 Act.  Payment shall be in federal funds transmitted by wire and/or a credit for any shares purchased the same day as the redemption.

Each party has the right to rely on information or confirmations provided by the other party (or by an affiliate of the other party), and shall not be liable in the event that an error is a result of any misinformation supplied by the other party.

1.9.            Issuance and transfer of the Fund’s shares will be by book entry only.  Stock certificates will not be issued to the Company or the Accounts.  Shares purchased from the Fund will be recorded in an appropriate title for the relevant Account or the relevant sub-account of an Account.

1.10.        The Fund shall furnish same day notice (by electronic communication or telephone, followed by electronic confirmation) to the Company of any income, dividends or capital gain distributions payable on a Portfolio’s shares.  The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio’s shares in additional shares of that Portfolio.  The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash.  The Fund shall notify the Company by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

1.11.        The Fund shall make the net asset value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practicable after the net asset value per share is calculated and shall use its reasonable efforts to make such net asset value per share available by 7:00 p.m. Eastern time.  In the event the Fund is unable to make the 7:00 p.m. deadline stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of shares.  Such additional time shall be equal to the additional time which the Fund takes to make the net asset value available to the Company , but under no circumstances shall such additional time exceed one hour.  In the event of an error in the computation of a Portfolio’s net asset value per share (“NAV”) or any dividend or capital gain distribution (each, a “pricing error”), the Adviser or the Fund shall notify the Company as soon as reasonably possible after discovery of the error.  Such notification may be verbal, but shall be confirmed promptly in writing.  A pricing error shall be corrected in accordance with the Fund’s policies and procedures, which comply in all material respects with applicable law.  Upon notification by the Adviser of any overpayment due to a pricing error, the Company shall promptly remit to the Adviser any overpayment.

Article II.  Representations and Warranties; Agreements Related to Disruptive Trading

2.1.      The Company represents and warrants that:  (a) The securities deemed to be issued by the Accounts are or will be registered under the 1933 Act, or are not so registered in proper reliance upon an exemption from such registration requirements (in the event the Company or the Account relies upon an exemption from such registration requirements, the Company undertakes to promptly so notify the Fund ); (b) the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws ; and (c) the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.

2.2.      The Company represents and warrants that:  (a) it is an insurance company duly organized and in good standing under applicable law; (b) it has legally and validly established each Account prior to any issuance or sale of units thereof as a segregated asset account under Iowa law; and (c) it has registered each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts and will maintain such registration for so long as any Contracts are outstanding as required by applicable law or, alternatively, the Company has not registered one or more Accounts in proper reliance upon an exclusion from such registration requirements.

2.3.      The Fund represents and warrants that:  (a) the Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act; (b) the Fund shares sold pursuant to this Agreement shall be duly authorized for issuance and sold in compliance with all applicable federal securities laws; (c) the Fund is and shall remain registered under the 1940 Act; and (d) the Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

2.4.      The Fund represents and warrants that it has adopted a plan pursuant to Rule 12b-1 under the 1940 Act.  The parties acknowledge that the Fund reserves the right to modify its existing plan and will comply with applicable provisions and SEC interpretation of the 1940 Act with respect to any distribution plan.

2.5.      The Fund represents and warrants that it shall register and qualify the shares for sale in accordance with the laws of the various states if and to the extent required by applicable law.

2.6.              The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Delaware and that it does and will comply in all material respects with the 1940 Act.

2.7.              The Fund, Adviser and Distributor make no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states.

2.8.      The Adviser represents and warrants that it is lawfully organized and validly existing under the laws of the State of New York and will comply in all material respects with any applicable state and federal securities laws.

2.9.      The Distributor represents and warrants that it is and shall remain duly registered as a broker-dealer under all applicable federal and state securities laws and is a member in good standing with FINRA, and that it shall perform its obligations for the Fund in compliance in all material respects with the laws of any applicable state and federal securities laws.

2.10.    The Fund and the Adviser represent and warrant that all of their respective officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time.  The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.11.    The Fund and the Adviser represent and warrant that they will provide the Company with as much advance notice as is reasonably practicable, subject to applicable law, of any material change affecting the Portfolios (including, but not limited to, any material change in the registration statement or prospectus affecting the Portfolios) and any proxy solicitation affecting the Portfolios and consult with the Company in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expense by implementing them in conjunction with regular annual updates of the prospectus for the Contracts where reasonably practicable.

2.12.    The Company represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended (the “Code”), that the Contracts are currently and at the time of issuance will be treated as annuity contracts or life insurance policies under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.  In addition, the Company represents and warrants that each Account is a “segregated asset account” and that interests in each Account are offered exclusively through the purchase of or transfer into a “variable contract” within the meaning of such terms under Section 817 of the Code and the regulations thereunder.  The Company will use best efforts to continue to meet such definitional requirements, and it will notify the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.   The Company represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.

2.13.    The Company represents and warrants that it is currently in compliance, and will remain in compliance, with all applicable anti-money laundering laws, regulations, and requirements.  In addition, the Company represents and warrants that it has adopted and implemented policies and procedures reasonably designed to achieve compliance with the applicable requirements administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury.

2.14.    The Company represents and warrants that it is currently in compliance, and will remain in compliance, with all applicable laws, rules and regulations relating to consumer privacy, including, but not limited to, Regulation S-P.

2.15.    The Company represents and warrants that it has adopted, and will at all times during the term of this Agreement maintain, reasonable and appropriate procedures (“Late Trading Procedures”) designed to ensure that any and all orders relating to the purchase, sale or exchange of Fund shares communicated to the Fund to be treated in accordance with Article I of this Agreement as having been received on a Business Day, have been received by the Valuation Time on such Business Day and were not modified after the Valuation Time, and that all orders received from Contract owners but not rescinded by the Valuation Time were communicated to the Fund or its agent as received for that Business Day.  The Company represents and warrants that it has adopted and implemented controls reasonably designed to ensure that all orders received by the Company after the close of the New York Stock Exchange on a particular Business Day will not be aggregated with orders received by the Company before the close of the New York Stock Exchange on such Business Day.  “Valuation Time” shall mean the time as of which the Fund calculates net asset value for the shares of the Portfolios on the relevant Business Day.

2.16.    Each transmission of orders by the Company shall constitute a representation by the Company that such orders are accurate and complete and relate to orders received by the Company by the Valuation Time on the Business Day for which the order is to be priced and that such transmission includes all orders relating to Fund shares received from Contract owners but not rescinded by the Valuation Time.  The Company agrees to provide the Fund or its designee with a copy of the Late Trading Procedures and such certifications and representations regarding the Late Trading Procedures as the Fund or its designee may reasonably request.

2.17  (a)           The Company agrees to cooperate with all reasonable requests by the Fund with respect to discouraging, monitoring and terminating patterns of trading that the Fund deems disruptive.  Specifically, the Company agrees, upon written request, to provide the Fund with the Taxpayer Identification Number (“TIN”), if known, of any and all Contract owner(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Contract owner(s) or account (if known) and transaction type (transfer or exchange) of every transfer or exchange of the Portfolios’ shares held through an Account maintained by the Company during the period covered by the request .

            (i)         The Fund may request such transaction information older than three (3) months from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.  If the Company provides the Fund a daily feed, unless otherwise directed by the Fund, the Company agrees to provide the information specified in this Section 2.17(a) for each trading day.

          (ii)          The Company agrees to transmit the transaction information that is on its books and records to the Fund or its designee promptly, but in any event not later than ten (10) business days after the end of the period covered by the information.  If the transaction information is not on the Company’s books and records, the Company agrees to use reasonable efforts to: (A) promptly obtain and transmit the requested information; (B) obtain assurances from the Contract owner that the requested information will be provided to the Fund promptly; or (C) if directed by the Fund, restrict or prohibit further purchases of the Fund’s shares from such Contract owner.  In such instance, the Company agrees to inform the Fund whether it plans to perform (A), (B), or (C).  Responses required by this sub-Section must be communicated in writing and in a format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the National Securities Clearing Corporation’s Standardized Data Reporting Format.

(iii)        The Fund agrees not to use the information received pursuant to this Section 2.17(a) for marketing or any other similar purpose without the Company’s prior written consent.

(b)     The Company agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of the Portfolios’ shares by a Contract owner that has been identified by a Fund as having engaged in transactions of such Portfolios’ shares (directly or indirectly through the Company’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the Fund.

(i)         Instructions must include the TIN, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place.  If the TIN is not known, the instructions must include an equivalent identifying number of the Contract owner or other agreed upon information to which the instruction relates.

(ii)        The Company agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt by the Company of the instructions.

(iii)       The Company must provide written confirmation to the Fund that instructions have been executed.  The Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

(c)     For purposes of this Section 2.17:

(i)         The term “Fund” includes the Adviser and Prudential Mutual Fund Services LLC, the Fund’s Transfer Agent, but does not include any “excepted funds” as defined in Rule 22c-2(b) under the 1940 Act.

(ii)                The term “Contract owner” means holder of interests in a variable annuity or variable life insurance Contract issued by the Company.

(iii)               The term “written” includes electronic writings and facsimile transmissions.

2.18         The Company agrees to cooperate fully with any and all reasonable efforts by the Fund to assure the Fund that the Company has implemented effective compliance policies and procedures administered by qualified personnel as required by and in accordance with any and all applicable laws, rules and regulations.

2.19         Each party represents that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate or board action, as applicable, by such party and when so executed and delivered this Agreement will be the valid and binding obligation of such party enforceable in accordance with its terms.

Article III.  Prospectuses and Proxy Statements; Voting

3.1.       At least annually, the Adviser or Distributor shall provide the Company with as many copies of the Fund’s current prospectus as the Company may reasonably request, with expenses to be borne in accordance with Schedule C hereof.  If requested by the Company in lieu thereof, the Adviser, Distributor or Fund shall provide such documentation (including an electronic version of the current prospectus) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for the Fund is amended) to have the prospectus for the Contracts and the prospectus for the Fund printed together in one document .

3.2.      If applicable state or federal laws or regulations require that the Statement of Additional Information (“SAI”) for the Fund be distributed to all Contract owners, then the Fund, Distributor and/or the Adviser shall provide the Company with copies of the Fund’s SAI in such quantities, with expenses to be borne in accordance with Schedule C hereof, as the Company may reasonably require to permit timely distribution thereof to Contract owners.   The Adviser, Distributor and/or the Fund shall also provide an SAI to any Contract owner or prospective owner who requests such SAI from the Fund.

3.3.      The Fund, Distributor and/or Adviser shall provide the Company with copies of the Fund’s proxy materials, reports to shareholders and other communications to shareholders in such quantity, with expenses to be borne in accordance with Schedule C hereof, as the Company may reasonably require to permit timely distribution thereof to Contract owners.

3.4.      It is understood and agreed that, except with respect to information regarding the Company provided in writing by that party, the Company shall not be responsible for the content of the prospectus or SAI for the Fund.  It is also understood and agreed that, except with respect to information regarding the Fund, the Distributor, the Adviser or the Portfolios provided in writing by the Fund, the Distributor or the Adviser, neither the Fund, the Distributor nor Adviser are responsible for the content of the prospectus or SAI for the Contracts.

3.5.      If and to the extent required by law the Company shall:

(a)                solicit voting instructions from Contract owners;

(b)               vote the Portfolio shares held in the Accounts in accordance with instructions received from Contract owners;

(c)                vote Portfolio shares held in the Accounts for which no instructions have been received in the same proportion as Portfolio shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners; and

(d)               vote Portfolio shares held in its general account or otherwise in the same proportion as Portfolio shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require such voting by the insurance company.  The Company reserves the right to vote Fund shares in its own right, to the extent permitted by law.

3.6.      The Company shall be responsible for assuring that each of its separate accounts holding shares of a Portfolio calculates voting privileges as directed by the Fund and agreed to by the Company and the Fund.  The Fund agrees to promptly notify the Company of any changes of interpretations or amendments of the Mixed and Shared Funding Exemptive Order.

3.7.      The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders.  Further, the Fund will act in accordance with the SEC’s interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the SEC may promulgate with respect thereto.

Article IV.  Sales Material and Information

4.1.      The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, a copy of each piece of sales literature or other promotional material that the Company develops or proposes to use and in which the Fund (or Portfolio thereof), the Adviser or the Distributor is named in connection with the Contracts, at least ten (10) business days prior to its use.  No such material shall be used if the Fund objects to such use within five (5) business days after receipt of such material.

4.2.      The Company shall not give any information or make any representations or statements on behalf of or concerning the Fund, Portfolios, Adviser or Distributor in connection with the sale of the Contracts other than the information or representations contained in the registration statement, including the prospectus or SAI for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund, Distributor or Adviser, except with the permission of the Fund, Distributor or Adviser.

4.3.      The Fund, the Adviser or the Distributor shall furnish, or shall cause to be furnished, to the Company, a copy of each piece of sales literature or other promotional material in which the Company and/or its Accounts are named at least ten (10) business days prior to its use.  No such material shall be used if the Company objects to such use within five (5) business days after receipt of such material.

4.4.      The Fund, the Distributor and the Adviser shall not give any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Contracts other than the information or representations contained in a registration statement, including the prospectus or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

4.5.      For purposes of Articles IV and VIII, the phrase “sales literature and other promotional material” includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and shareholder reports, and proxy materials (including solicitations for voting instructions) and any other material constituting sales literature or advertising under the FINRA rules, the 1933 Act or the 1940 Act.

4.6.      At the request of any party to this Agreement, each other party will make available to the other party’s independent auditors and/or representatives of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any party’s obligations under this Agreement.

Article V.  Fees and Expenses

5.1.           The Fund, the Distributor and the Adviser shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to the Fund, the Distributor or Adviser under this Agreement; provided, however, (a) the parties will bear their own expenses as reflected in Schedule C and other provisions of this Agreement, and (b) the parties may enter into other agreements relating to the Company’s investment in the Fund, including services agreements.

Each Party agrees to cooperate with the others, as applicable, in arranging to print, mail and/or deliver, in a timely manner, combined or coordinated prospectuses or other materials of the Portfolios and the Accounts.

Article VI.  Diversification and Qualification

6.1.      The Fund, Distributor and Adviser represent and warrant that the Fund and each Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation §1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations.  The Fund, the Distributor or the Adviser shall, upon request, provide to the Company a quarterly written diversification report, which shall show the results of the quarterly Section 817(h) diversification test and include a certification as to whether each Portfolio complies with the Section 817(h) diversification requirement.

6.2.      The Fund, the Distributor and the Adviser agree that shares of the Portfolios will be sold only to Participating Insurance Companies and their separate accounts and to Qualified Plans.  No shares of any Portfolio of the Fund will be sold to the general public.  However, it is understood by the Company that the Fund may sell shares of any Portfolio to any person eligible to invest in that Portfolio in accordance with applicable provisions of Section 817(h) under the Code and the regulations thereunder, and that if such provisions are not applicable, then the Fund may sell shares of any Portfolio to any person, including members of the general public.

6.3.      The Fund, the Distributor and the Adviser represent and warrant that the Fund and each Portfolio is currently qualified as a Regulated Investment Company under Subchapter M of the Code, and that each Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

6.4.      The Company agrees that if the Internal Revenue Service (“IRS”) asserts in writing in connection with any governmental audit or review of the Company (or, to the Company’s knowledge, of any Contract owner) that any Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or the Company otherwise becomes aware of any facts that could give rise to any claim against the Fund, Distributor or Adviser as a result of such a failure or alleged failure:

(a)                The Company shall promptly notify the Fund, the Distributor and the Adviser of such assertion or potential claim;

(b)               The Company shall consult with the Fund, the Distributor and the Adviser as to how to minimize any liability that may arise as a result of such failure or alleged failure;

(c)                The Company shall use its best efforts to minimize any liability of the Fund, the Distributor and the Adviser resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

(d)               Any written materials to be submitted by the Company to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall be provided by the Company to the Fund, the Distributor and the Adviser (together with any supporting information or analysis) within at least two (2) business days prior to submission;

(e)                The Company shall provide the Fund, the Distributor and the Adviser with such cooperation as the Fund, the Distributor and the Adviser shall reasonably request (including, without limitation, by permitting the Fund, the Distributor and the Adviser to review the relevant books and records of the Company) in order to facilitate review by the Fund, the Distributor and the Adviser of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

(f)                 The Company shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund, the Distributor and the Adviser (i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund, the Distributor and the Adviser, which shall not be unreasonably withheld; provided that, the Company shall not be required to appeal any adverse judicial decision unless the Fund and the Adviser shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund, the Distributor and the Adviser shall bear the costs and expenses, including reasonable attorney’s fees, incurred by the Company in complying with this clause (f).

Article VII.  Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order

7.1.      The Board of the Fund (the “Board”) will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the Contract owners of all separate accounts investing in the Fund.  An irreconcilable material conflict may arise for a variety of reasons, including:  (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of Contract owners.  The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

7.2.      The Company will report any potential or existing conflicts of which it is aware to the Board.  The Company will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised.  This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owner voting instructions are to be disregarded.  Such responsibilities shall be carried out by the Company with a view only to the interests of its Contract owners.

7.3.      If it is determined by a majority of the Board, or a majority of its directors who are not interested persons of the Fund, the Distributor, the Adviser or any subadviser to any of the Portfolios (the “Independent Directors”), that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Independent Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including:  (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.  The Company’s responsibility to take remedial action shall be carried out by the Company with a view only to the interests of Contract owners.

7.4.      If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund’s election, to withdraw the Account’s investment in the Fund and terminate this Agreement; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Independent Directors.  Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six-month period the Adviser, the Distributor and the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund, subject to the terms of the Fund’s then-current prospectus.

7.5.      If a material irreconcilable conflict arises because a particular state insurance regulator’s decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the Account’s investment in the Fund and terminate this Agreement within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Independent Directors.  Until the end of the foregoing six-month period, the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund, subject to the terms of the Fund’s then-current prospectus.

7.6.      For purposes of Sections 7.3 through 7.5 of this Agreement, a majority of the Independent Directors shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts.  The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the irreconcilable material conflict.  In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account’s investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Independent Directors.

7.7.      If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.5, 3.6, 3.7, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

Article VIII.  Indemnification

8.1.      Indemnification by the Company

(a)                The Company agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective affiliates, officers, employees, agents and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages or liabilities (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund’s shares or the Contracts and:

(i)                  arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or SAI covering the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided  that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature or other promotional material (or any amendment or supplement to any of the foregoing) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)                arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature or other promotional material of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company , its agents or persons under its control, with respect to the sale or distribution of the Contracts or Fund Shares; or

(iii)               arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature or other promotional material of the Fund, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon information furnished in writing to the Fund by or on behalf of the Company; or

(iv)              arise as a result of any failure by the Company or its agents to provide the services and furnish the materials under the terms of this Agreement; or

(v)                arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company or its agents, including without limitation Section 2.12 and Section 6.4 hereof, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

(b)               The Company shall not be liable under this indemnification provision with respect to any losses, claims, expenses, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations or duties under this Agreement.

(c)                The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Company has been prejudiced by such failure to give notice.  In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action.  The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Company to such party of the Company’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

(d)               The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.

8.2.      Indemnification by the Adviser

                        (a)        The Adviser agrees to indemnify and hold harmless the Company and its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 8.2) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Adviser) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Portfolios or the Contracts and:

(i)                  arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature or other promotional material of the Fund prepared by the Fund, the Distributor or the Adviser (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided  that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Adviser, the Distributor or the Fund by or on behalf of the Company for use in the registration statement, prospectus or SAI for the Fund or in sales literature or other promotional material (or any amendment or supplement to any of the foregoing) or otherwise for use in connection with the sale of the Contracts or the Portfolios; or

(ii)                arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, SAI or sales literature or other promotional material for the Contracts not supplied by the Adviser or persons under its control) or wrongful conduct of the Fund, the Distributor or the Adviser or persons under their control, with respect to the sale or distribution of the Contracts or Portfolios; or

(iii)               arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature or other promotional material covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished in writing to the Company by or on behalf of the Adviser, the Distributor or the Fund; or

(iv)              arise as a result of any failure by the Fund, the Distributor or the Adviser to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

(v)                arise out of or result from any material breach of any representation and/or warranty made by the Fund, the Distributor or the Adviser in this Agreement or arise out of or result from any other material breach of this Agreement by the Adviser, the Distributor or the Fund; or

(vi)              arise out of or result from the incorrect or untimely calculation or reporting by the Fund, the Distributor or the Adviser of the daily net asset value per share (subject to Section 1. 11 of this Agreement) or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.  This indemnification is in addition to and apart from the responsibilities and obligations of the Adviser specified in Article VI hereof.

                        (b)        The Adviser shall not be liable under this indemnification provision with respect to any losses, claims, expenses, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations or duties under this Agreement.

                        (c)        The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Adviser has been prejudiced by such failure to give notice.  In case any such action is brought against the Indemnified Parties, the Adviser will be entitled to participate, at its own expense, in the defense thereof.  The Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Adviser to such party of the Adviser’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.  The Adviser shall not be liable under this indemnification provision with respect to any claim, action, suit or preceding settled by an Indemnified Party without the Adviser’s written approval.

                        (d)        The Company and its broker-dealer subsidiary agree promptly to notify the Fund, the Distributor or the Adviser of (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to each Account relating to the Contracts, (ii) any request by the SEC for any amendment to the registration statement or Account prospectus that may affect the offering of shares of the Fund, (iii) the initiation of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account for that purpose or for any other purpose relating to the registration or offering of each Account’s interests pursuant to the Contracts, or (iv) any other action or circumstances that may prevent the lawful offer or sale of said interests in any state or jurisdiction, including, without limitation, any circumstances in which said interests are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law.  The Company will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Article IX.  Applicable Law

9.1.      This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New Jersey, without regard to conflict of laws provisions.

9.2.      This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

Article X.  Termination

10.1.    This Agreement shall terminate:

(a)                at the option of any party, with or without cause, with respect to some or all Portfolios, upon sixty (60) days advance written notice delivered to the other parties; or

(b)               at the option of the Company by written notice to the other parties with respect to any Portfolio based upon the Company’s determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; or

(c)                at the option of the Company by written notice to the other parties with respect to any Portfolio in the event any of the Portfolio’s shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

(d)               at the option of the Fund, Distributor or Adviser in the event that formal administrative proceedings are instituted against the Company by FINRA, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding the Company’s duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund, Distributor or Adviser, as the case may be, reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or

(e)                at the option of the Company in the event that formal administrative proceedings are instituted against the Fund, the Distributor or the Adviser by FINRA, the SEC, or any state securities or insurance department or any other regulatory body, if the Company reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund, the Distributor or the Adviser to perform their obligations under this Agreement; or

(f)                 At the option of the Company by written notice to the Fund, the Adviser and the Distributor, in the event that any Portfolio (i) ceases to qualify, or the Company reasonably believes such Portfolio may fail to so qualify, as a Regulated Investment Company under Subchapter M or (ii) fails to comply with the Section 817(h) diversification requirements specified in Article VI hereof; or

(g)                at the option of any non-defaulting party hereto in the event of a material breach of this Agreement by any party hereto (the “defaulting party”) other than as described in Section 10.1(a)-(h); provided, that the non-defaulting party gives written notice thereof to the defaulting party, with copies of such notice to all other non-defaulting parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting party; or

(h)                at any time upon written agreement of all parties to this Agreement.

10.2.    Notice Requirement

No termination of this Agreement shall be effective unless and until the party terminating this Agreement gives prior written notice to all other parties of its intent to terminate, which notice shall set forth the basis for the termination.  Furthermore,

                        (a)        in the event any termination is based upon the provisions of Article VII, or the provisions of Section 10.1(a) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the parties;

                        (b)        in the event any termination is based upon the provisions of Section 10.1(d), 10.1(e) or 10.1(g) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

                        (c)        in the event any termination is based upon the provisions of Section 10.1(b), 10.1(c) or 10.1(f), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the party sending the notice.

10.3.    Effect of Termination

Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or the Company to meet Section 817(h) of the Code diversification requirements, the Fund, the Distributor and the Adviser shall, at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”).  Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts.  The parties agree that this Section 10.3 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

10.4.    Surviving Provisions

Notwithstanding any termination of this Agreement, each party’s obligations under Article VIII to indemnify other parties shall survive and not be affected by any termination of this Agreement.  In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

Article XI.  Notices

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other parties.

If to the Company:

Midland National Life Insurance Company

[ADDRESS]

If to the Fund:

The Prudential Series Fund

Gateway Center Three

100 Mulberry Street, 14th Floor

Newark, NJ 07102

Attention:  Secretary

If to the Adviser:

Prudential Investments LLC

Gateway Center Three

100 Mulberry Street, 14th Floor

Newark, NJ 07102

Attention:  Secretary

If to the Distributor:

Prudential Investment Management Services LLC

Gateway Center Three

100 Mulberry Street, 14th Floor

Newark, NJ 07102

Attention:  Secretary

Article XII.  Miscellaneous

12.1.    Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information may come into the public domain.  Without limiting the foregoing, no party hereto shall disclose any information that another party has designated as proprietary.

12.2.    The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

12.3.    This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

12.4.    If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

12.5.    Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

12.6.    Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.  Company, Adviser and Distributor shall be responsible for its respective costs incurred in connection with the resolution of a dispute, including its attorneys’ fees and expenses, except as otherwise awarded by the Arbitrator.

12.7.    The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

12.8.    This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.

12.9.    The Company agrees that the obligations assumed by the Fund, Distributor and the Adviser pursuant to this Agreement shall be limited in any case to the Fund, Distributor and Adviser and their respective assets and the Company shall not seek satisfaction of any such obligation from the shareholders of the Fund, Distributor or the Adviser, the Directors, officers, employees or agents of the Fund, Distributor or Adviser, or any of them.

12.10.  The Fund, the Distributor and the Adviser agree that the obligations assumed by the Company pursuant to this Agreement shall be limited in any case to the Company and its assets and neither the Fund, Distributor nor Adviser shall seek satisfaction of any such obligation from the shareholders of the Company, the directors, officers, employees or agents of the Company, or any of them.

12.11.  No provision of this Agreement may be deemed or construed to modify or supersede any contractual rights, duties, or indemnifications, as between the Adviser and the Fund, and the Distributor and the Fund.

[Signature Page Follows]

            IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

By its authorized officer,

By:

       Title:

THE PRUDENTIAL SERIES FUND

By its authorized officer,

By:

       Title:

PRUDENTIAL INVESTMENTS LLC

By its authorized officer,

By:

       Title:

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

By its authorized officer,

By:____________________________

Title:

SCHEDULE A

CONTRACTS

Name of Separate Account:

[PLEASE PROVIDE]

Contract(s):

[PLEASE PROVIDE]

SCHEDULE B

DESIGNATED PORTFOLIO(S)

The Prudential Series Fund:

Jennison 20/20 Focus Portfolio – Class II Shares

SP Prudential U.S. Emerging Growth Portfolio – Class II Shares

Natural Resources Portfolio – Class II Shares

SCHEDULE C

EXPENSES

The Fund and/or the Distributor and/or Adviser, and the Company will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below.  Costs shall be allocated to reflect the Fund’s share of the total costs determined according to the number of pages of the Fund’s respective portions of the documents.

Item	Function	Party Responsible for Coordination	Party Responsible for Expense
Mutual Fund Prospectus	Electronic copy of combined prospectuses made available	Company	Current - Fund Prospective – Company
	Distribution (including postage) to Current Clients	Company	Fund
	Distribution (including postage) to Prospective Clients	Company	Company
Product Prospectus	Printing and Distribution for Current and Prospective Clients	Company	Company
Mutual Fund Prospectus Update & Distribution	Electronic copy, if Required by Fund, Distributor or Adviser	Fund, Distributor or Adviser	Fund, Distributor or Adviser
	If Required by Company	Company (Fund, Distributor or Adviser to provide Company with document in PDF format)	Company
Product Prospectus Update & Distribution	If Required by Fund, Distributor or Adviser	Company	Fund, Distributor or Adviser
	If Required by Company	Company	Company
Mutual Fund SAI	Printing	Fund, Distributor or Adviser	Fund, Distributor or Adviser
	Distribution (including postage)	Party who receives the request	Party who receives the request
Product SAI	Printing	Company	Company
	Distribution	Company	Company
Proxy Material for Mutual Fund	Electronic copy of proxy if required by Law	Fund, Distributor or Adviser	Fund, Distributor or Adviser
	Distribution (including labor) if proxy required by Law	Company	Fund, Distributor or Adviser
	Printing & distribution if required by Company	Company	Company
Mutual Fund Annual & Semi-Annual Report	Electronic copy made available	Fund, Distributor or Adviser	Fund, Distributor or Adviser
	Distribution	Company	Fund, Distributor or Adviser
Operations of the Accounts	Federal registration of units of separate account (24f-2 fees)	Company	Company

PARTICIPATION AGREEMENT

THIS AGREEMENT, made and entered into as of the __ day of _____, 2011 by and among Midland National Life Insurance Company (hereinafter the "Company"), a life insurance company organized under the laws of Iowa, on its own behalf and on behalf of each separate account of the Company set forth on Schedule B hereto as may be amended from time to time (each such account hereinafter referred to as the "Account"), and ROYCE CAPITAL FUND (hereinafter the "Fund"), a Delaware business trust, and ROYCE FUND SERVICES, INC., a New York corporation (the “Distributor”).

WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as (i) the investment vehicle for separate accounts established by insurance companies for individual and group life insurance policies and annuity contracts with variable accumulation and/or pay-out provisions (hereinafter referred to individually and/or collectively as "Variable Insurance Products") and (ii) the investment vehicle for certain qualified pension and retirement plans (hereinafter "Qualified Plans"); and

WHEREAS, insurance companies desiring to utilize the Fund as an investment vehicle under their Variable Insurance Products are required to enter into a participation agreement with the Fund and the Distributor (the “Participating Insurance Companies”); and

WHEREAS, shares of the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available for Variable Insurance Products of Participating Insurance Companies; and

WHEREAS, the Fund intends to offer shares of the series set forth on Schedule A (each such series hereinafter referred to as a “Portfolio”), as may be amended from time to time by mutual agreement of the parties hereto, under this Agreement to the Accounts of the Company; and

WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission, dated July 24, 1996 (File No. 812-9988), granting Participating Insurance Companies and Variable Insurance Product separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (hereinafter the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by Variable Insurance Products separate accounts of both affiliated and unaffiliated life insurance companies and Qualified Plans (hereinafter the "Shared Funding Exemptive Order"); and

WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

WHEREAS, the Distributor is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (hereinafter the “1934 Act”), and is a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”); and

WHEREAS, the Distributor is the principal underwriter of the Portfolios of the Fund; and

WHEREAS, the Company has registered or will register certain Variable Insurance Products under the 1933 Act; and

WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution or under authority of the Board of Directors of the Company, on the date shown for such Account on Schedule B hereto, to set aside and invest assets attributable to the aforesaid Variable Insurance Products; and

WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act; and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios on behalf of each Account to fund certain of the aforesaid Variable Insurance Products;

NOW, THEREFORE, in consideration of their mutual promises, the Company and the Fund agree as follows:

ARTICLE I.  Fund Shares

1.1.  The Fund agrees to make available for purchase by the Company shares of the Portfolios set forth on Schedule A and shall execute orders placed for each Account on a daily basis at the net asset value next computed after receipt by the Fund or its designee of such order.  For purposes of this Section 1.1, the Company shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee of orders prior to the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 10:00 a.m. Eastern time on the next following Business Day.  Notwithstanding the foregoing, the Company shall use its best efforts to provide the Fund with notice of such orders by 9:00 a.m. Eastern time on the next following Business Day or, if the parties agree to communicate, process and settle purchase and redemption transactions for shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.   “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration.  “Networking” shall mean NSCC’s system that allows mutual funds and life insurance companies to exchange account level information electronically.  "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates the net asset value pursuant to the rules of the SEC, as set forth in the Fund’s Prospectus and Statement of Additional Information.  Notwithstanding the foregoing, the Board of Trustees of the Fund (hereinafter the "Board") may refuse to permit the Fund to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio, if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

1.2.  The Fund agrees that shares of the Fund will be sold only to Participating Insurance Companies and their Variable Insurance Products and to certain Qualified Plans.  No shares of any Portfolio will be sold to the general public.

1.3.  The Fund will not make its shares available for purchase by any insurance company or separate account unless an agreement containing provisions substantially the same as Sections 2.4, 2.9, 3.4 and Article VII of this Agreement is in effect to govern such sales.

1.4.  The Fund agrees to redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption.  For purposes of this Section 1.4, the Company shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such request for redemption on the next following Business Day in accordance with the timing rules described in Section 1.1.

1.5.  The Company agrees that purchases and redemptions of Portfolio shares offered by the then current prospectus of the Fund shall be made in accordance with the provisions of such prospectus.  The Accounts of the Company, under which amounts may be invested in the Fund, are listed on Schedule B attached hereto and incorporated herein by reference, as such Schedule B may be amended from time to time by mutual written agreement of all of the parties hereto.

1.6.  The Company will place separate orders to purchase or redeem shares of each Portfolio.  Each order shall describe the net amount of shares and dollar amount of each Portfolio to be purchased or redeemed.  In the event of net purchases, the Company shall pay for Portfolio shares on the next Business Day after an order to purchase Portfolio shares is made in accordance with the provisions of Section 1.1 hereof.  Payment shall be in federal funds transmitted by wire. In the event of net redemptions, the Portfolio shall pay the redemption proceeds in federal funds transmitted by wire on the next Business Day in accordance with the timing guidelines in this Agreement by which the Company pays for Portfolio shares.

1.7.  Issuance and transfer of the Fund's shares will be by book entry only.  Stock certificates will not be issued to the Company or any Account.  Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

1.8.  The Fund shall make the dividends or capital gain distributions per share payable on the Fund’s shares available to the Company as soon as reasonably practical after the dividends or capital gains are declared (normally by 6:30 p.m. Eastern time) and shall use its best efforts to furnish same day notice by 7:00 p.m. Eastern time (by wire or telephone, followed by written confirmation) to the Company of any dividends or capital gain distributions per share payable on the Fund's shares.  The Company hereby elects to receive all such dividends and capital gain distributions as are payable on the Portfolio shares in additional shares of that Portfolio.  The Company reserves the right to revoke this election and to receive all such dividends and capital gain distributions in cash.  The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

            1.9.  The Fund shall make the net asset value per share for each Portfolio available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated (normally by 6:30 p.m. Eastern time) and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern time.  In the event that the Fund is unable to meet the 7:00 p.m. time stated immediately above, then the Fund shall provide the Company with additional time to notify the Fund of purchase or redemption orders pursuant to Sections 1.1 and 1.4, respectively, above.  Such additional time shall be equal to the additional time that the Fund takes to make the net asset values available to the Company; provided, however, that notification must be made by 10:15 a.m. Eastern time on the Business Day such order is to be executed regardless of when the net asset value is made available.  If the Fund provides the Company with materially incorrect share net asset value information, the Separate Account(s) shall be entitled to any adjustment to the number of shares purchased or redeemed necessary to make the Separate Account(s) whole. Any material error in the calculation of the net asset value per share, dividend or capital gain information shall be reported promptly upon discovery to the Company.  If such material error results in an overpayment to the Separate Account(s), the Company will provide reasonable assistance to the Fund and/or the Distributor to recover the overpayment. Furthermore, the Distributor shall be liable for the reasonable administrative costs incurred by the Company in relation to the correction of any material error, provided such error is attributable to the Fund or the Distributor. Administrative costs shall include reasonable allocation of staff time, costs of outside service providers, printing and postage. Non-material errors will be corrected in the next Business Day's net asset value per share.

ARTICLE II.  Representations and Warranties

2.1.  The Company represents and warrants that the interests of the Accounts (the “Contracts”) are or will be registered and will maintain the registration under the 1933 Act and the regulations thereunder to the extent required by the 1933 Act; that the Contracts will be issued in compliance in all material respects with all applicable federal securities and state securities and insurance laws and regulations.  The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under Iowa Insurance Law and the regulations thereunder and has registered or, prior to any issuance or sale of the Contracts, will register and will maintain the registration of each Account as a unit investment trust in accordance with and to the extent required by the provisions of the 1940 Act and the regulations thereunder to serve as a segregated investment account for the Contracts.  The Company shall amend its registration statement for its contracts under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its Contracts.

2.2.  The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act and the regulations thereunder to the extent required by the 1933 Act, duly authorized for issuance in accordance with the laws of the State of Delaware and sold in compliance with all applicable federal and state securities laws and regulations and that the Fund is and shall remain registered under the 1940 Act and the regulations thereunder to the extent required by the 1940 Act.  The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.  The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund.

2.3.  The Fund and the Distributor represent that the Fund is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Fund will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that the Fund or its designee will notify the Company immediately upon having a reasonable basis for believing that a Portfolio has ceased to so qualify or that a Portfolio  might not so qualify in the future.  The Fund represents and warrants that each Portfolio will comply with Section 817(h) of the Code and Treasury Regulation §1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulation.  The Fund will make every reasonable effort (a) to notify the Company immediately upon having a reasonable basis for believing that a breach of this Section 2.3 has occurred, and (b) in the event of such a breach, to adequately diversify the Portfolio so as to achieve compliance within the grace period afforded by Treasury Regulation §1.817-5.

2.4.  The Company represents and warrants that each Account is and will continue to be a “segregated account” under applicable provisions of the Code and that each Contract is and will be treated as a “variable contract” under applicable provisions of the Code and the Company further represents and warrants that it will maintain such treatments and that it will notify the Fund immediately upon having a reasonable basis for believing that the Account or Contract has ceased to be so treated or that they might not be so treated in the future.

2.5.  The Fund represents that to the extent it decides to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, the Fund undertakes to have its board of trustees, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses in accordance with the 1940 Act.

2.6.  The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states.

2.7.  The Fund and the Distributor represent that the Fund is lawfully organized and validly existing under the laws of Delaware and that the Fund does and will comply in all material respects with the 1940 Act.

2.8.  The Distributor represents and warrants that it is a member in good standing of  FINRA and is registered as a broker-dealer with the SEC and that it will perform its obligations for the Fund and the Company in compliance in all material respects with the laws and regulations of its state of domicile and any applicable state and federal securities laws and regulations.

2.9. The Company represents and warrants that all of its trustees, officers, employees, investment adviser, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage, in an amount equal to the greater of $5 million or any amount required by applicable federal or state law or regulation. The aforesaid includes coverage for larceny and embezzlement is issued by a reputable bonding company.  The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund in the event that such coverage no longer applies.

            2.10.  The Fund and the Distributor represent and warrant that all of their trustees/directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimum coverage as required currently by Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

            2.11.    The Company represents and warrants that it will cooperate with the Fund’s policy intended to discourage shareholders from trading that could be detrimental to long-term shareholders of the Fund (the “Policy”), as set forth in the Fund’s current prospectus (“Fund Prospectus”).  The aforesaid includes among other things, the monitoring of shareholder/participant trading activity and the restriction of shareholder/participant trading privileges at the sub-account level if warranted by the Policy and requested by the Fund, the Distributor or their designee.

            2.12.  The Company represents and warrants that it will adhere to all applicable anti-money laundering rules and regulations in fulfilling its obligations under this Agreement.

            2.13.  The Fund represents and warrants that it will comply with the requirements of Rule 498 under the 1933 Act in connection with the offer and sale of Fund shares.  The Fund further represents and warrants that, to the extent that it provides the Company with “summary prospectuses,” as such term is defined in Rule 498, it will maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act, such that the Fund may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

            2.14.    The Company, Fund and Distributor agree that all non-public records, information, and data relating to the business of the other (including customer names and information and portfolio holdings information) that are exchanged or negotiated pursuant to this Agreement or in carrying out this Agreement shall remain confidential, and shall not be voluntarily disclosed by either party without the prior written consent of the other party, except as may be required by law or by such party to carry out this Agreement or an order of an court, governmental agency or regulatory body.

ARTICLE III.  Prospectuses, Reports to Shareholders and Proxy Statements; Voting

3.1(a) The Fund or its designee shall provide the Company with as many printed copies of the Fund Prospectus as the Company may reasonably request.  To the extent that the Fund decides to use “summary prospectuses” as that term is defined in Rule 498 under the 1933 Act, the Fund shall continue to provide the Company with “statutory prospectuses,” as that term is defined in Rule 498 under the 1933 Act, for the Fund at the Company’s request.  If requested by the Company, in addition to providing printed copies of the Fund Prospectus, the Fund shall provide camera-ready film or computer diskettes containing the Fund Prospectus, or shall provide the same electronically in .pdf format, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the Fund Prospectus is amended during the year) to have the prospectus for the Contracts (the “Contract Prospectus”) and the Fund Prospectus printed together in one document or separately.  The Company, in its sole discretion, may elect to print the Fund Prospectus in combination with other fund companies' prospectuses. For purposes hereof, any combined prospectus including the Fund Prospectus along with the Contract Prospectus or prospectus of other fund companies shall be referred to as a “Combined Prospectus.”  For purposes hereof, the term “Fund Portion of the Combined Prospectus” shall refer to the percentage of the number of Fund Prospectus pages in the Combined Prospectus in relation to the total number of pages of the Combined Prospectus.

3.1(b) The Fund shall provide the Company with as many printed copies of the Fund’s current statement of additional information (the “Fund SAI”) as the Company may reasonably request.  If requested by the Company in  addition to providing printed copies of the Fund SAI, the Fund shall provide camera-ready film or computer diskettes containing the Fund SAI, or shall provide the same electronically in .pdf format, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the Fund SAI is amended during the year) to have the statement of additional information for the Contracts (the “Contract SAI”) and the Fund SAI printed together or separately. The Company may also elect to print the Fund SAI in combination with other fund companies’ statements of additional information. For purposes hereof, any combined statement of additional information including the Fund SAI along with the Contract SAI or statement of additional information of other fund companies shall be referred to as a “Combined SAI.”  For purposes hereof, the term “Fund Portion of the Combined SAI” shall refer to the percentage of the number of Fund SAI pages in the Combined SAI in relation to the total number of pages of the Combined SAI.

3.1(c) The Fund shall provide the Company with as many printed copies of the Fund’s annual report and semi-annual report (collectively, the “Fund Reports”) as the Company may reasonably request.  If requested by the Company in lieu of providing printed copies of the Fund Reports, the Fund shall provide camera-ready film or computer diskettes containing the Fund’s Reports, or shall provide the same electronically in .pdf format, and such other assistance as is reasonably necessary in order for the Company once each year to have the annual report and semi-annual report for the Contracts (collectively, the “Contract Reports”) and the Fund Reports printed together or separately.  The Company may also elect to print the Fund Reports in combination with other fund companies’ annual reports and semi-annual reports.  For purposes hereof, any combined annual reports and semi-annual reports including the Fund Reports along with the Contract Reports or annual reports and semi-annual reports of other fund companies shall be referred to as  “Combined Reports.”  For purposes hereof, the term “Fund Portion of the Combined Reports” shall refer to the percentage of the number of Fund Reports pages in the Combined Reports in relation to the total number or pages of the Combined Reports.

3.2       Expenses

3.2(a) Expenses Borne by Company.  Except as otherwise provided in this Section 3.2., all expenses of preparing, setting in type and printing and distributing (i) Contract Prospectuses, Fund Prospectuses, and Combined Prospectuses; (ii) Fund SAIs, Contract SAIs, and Combined SAIs; (iii) Fund Reports, Contract Reports, and Combined Reports, and (iv) Contract proxy material that the Company may require in sufficient quantity to be sent to Contract owners, annuitants, or participants under Contracts (collectively, the “Participants”), shall be the expense of the Company.

3.2(b)   Expenses Borne by Fund

Fund Prospectuses

With respect to existing Participants, the Fund shall pay the cost of setting in type and printing Fund Prospectuses made available by the Company to such existing Participants in order to update disclosure as required by the 1933 Act and/or the 1940 Act. With respect to existing Participants, in the event the Company elects to prepare a Combined Prospectus, the Fund shall pay the cost of setting in type and printing the Fund Portion of the Combined Prospectus made available by the Company to its existing Participants in order to update disclosure as required by the 1933 Act and/or the 1940 Act.  In such event, the Fund shall bear the cost of typesetting to provide the Fund Prospectus to the Company in the format in which the Fund is accustomed to formatting prospectus.  Notwithstanding the foregoing, in no event shall the Fund pay for any such costs that exceed by more than five (5) percent what the Fund would have paid to print such documents.  The Fund shall not pay any costs of typesetting and printing the Fund Prospectus (or Combined Prospectus, if applicable) to prospective Participants.

            Fund SAIs,  Fund Reports and Proxy Material

With respect to existing Participants, the Fund shall pay the cost of setting in type and printing Fund SAIs, Fund Reports and Fund proxy material made available by the Company to its existing Participants.  With respect to existing Participants, in the event the Company elects to prepare a Combined SAI or Combined Reports, the Fund shall pay the cost of setting in type and printing the Fund Portion of the Combined SAI or Combined Reports, respectively, made available by the Company to its existing Participants.  In such event, the Fund shall bear the cost of typesetting to provide the Fund SAI or Fund Reports to the Company in the format in which the Fund is accustomed to formatting statements of additional information and annual and semi-annual reports.  Notwithstanding the foregoing, in no event shall the Fund pay for any such costs that exceed by more than five (5) percent what the Fund would have paid to print such documents.

The Company agrees to provide the Fund or its designee with such information as may be reasonably requested by the Fund to assure that the Fund’s expenses do not include the cost of typesetting, printing or distributing any of the foregoing documents other than as described above.

3.3.  The Fund SAI shall be obtainable from the Fund, the Company or such other person as the Fund may designate.

3.4. If and to the extent required by law the Company shall distribute all proxy material furnished by the Fund to Participants to whom voting privileges are required to be extended and shall:

    (i) solicit voting instructions from Participants;

   (ii) vote the Fund shares in accordance with instructions received from Participants; and

  (iii) vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such Portfolio for which instructions have been received,

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners.  The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law.  The Fund and the Company shall follow the procedures, and shall have the corresponding responsibilities, for the handling of proxy and voting instruction solicitations, as set forth in Schedule C attached hereto and incorporated herein by reference.  Participating Insurance Companies shall be responsible for ensuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with the standards set forth on Schedule C, which standards will also be provided to the other Participating Insurance Companies.

3.5.  The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the Securities and Exchange Commission may interpret Section 16 not to require such meetings) or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b).  Further, the Fund will act in accordance with the Securities and Exchange Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information

4.1.  The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material prepared by the Company or any person contracting with the Company in which the Fund or the Distributor is named, at least ten Business Days prior to its use.  No such material shall be used if the Fund, the Distributor, or their designee reasonably objects to such use within ten Business Days after receipt of such material.

4.2.  The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or the Fund Prospectus, as such registration statement or Fund Prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the written permission of the Fund.

4.3.  The Fund or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material prepared by the Fund in which the Company or its Account(s) are named at least ten Business Days prior to its use.  No such material shall be used if the Company or its designee reasonably objects to such use within ten Business Days after receipt of such material.

4.4.  Neither the Fund nor the Distributor shall give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts, other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports or solicitations for voting instructions for each Account which are in the public domain or approved by the Company for distribution to Participants, or in sales literature or other promotional material approved by the Company or its designee, except with the written permission of the Company.

4.5.  The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

4.6.  The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the investment in an Account or Contract contemporaneously with the filing of such document with the SEC or other regulatory authorities.

4.7.  For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, shareholder reports, and proxy materials.

ARTICLE V.  [Reserved]

ARTICLE VI.  Diversification

6.1.  The Fund represents that it and each Portfolio will comply with Section 817(h) of the Code and Treasury Regulation 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations.  In the event of a breach of this Article VI by a Fund, the Fund will take all reasonable steps (a) to notify Company of such breach immediately and (b) to adequately diversify the Portfolio so as to achieve compliance within the grace period afforded by Regulation 1.817-5

ARTICLE VII.   Potential Conflicts

7.1.  The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund.  An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract owners and variable life insurance contract owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of Contract owners.  The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

7.2.  The Company will report any potential or existing material irreconcilable conflicts of which it is aware to the Board.  The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised.  This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.

7.3.  If it is determined by a majority of the Board, or a majority of its disinterested directors, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the Separate Accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance policy owners, or variable Contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.  No charge or penalty will be imposed as a result of such withdrawal.  The Company agrees that it bears the responsibility to take remedial action in the event of a Board determination of an irreconcilable material conflict and the cost of such remedial action, and these responsibilities will be carried out with a view only to the interests of Contract owners.

7.4.  If a material irreconcilable conflict arises because of a decision by the Company to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account (at the Company's expense); provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  No charge or penalty will be imposed as a result of such withdrawal.  The Company agrees that it bears the responsibility to take remedial action in the event of a Board determination of an irreconcilable material conflict and the cost of such remedial action, and these responsibilities will be carried out with a view only to the interests of Contract owners.

7.5.  For purposes of Sections 7.3 and 7.4 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts.  The Company shall not be required by Section 7.3 or 7.4 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.

7.6.  If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable.

7.7  The Company shall at least annually submit to the Board of the Fund such reports, materials or data as the Board may reasonably request so that the Board may fully carry out the obligations imposed upon them by the provisions hereof, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Board.  All reports received by the Board of potential or existing conflicts, and all Board action with regard to determining the existence of a conflict, notifying Participating Insurance Companies of a conflict, and determining whether any proposed action adequately remedies a conflict, shall be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the SEC upon request.

ARTICLE VIII.  Indemnification

8.1.  Indemnification By The Company

8.1(a)  The Company agrees to indemnify and hold harmless the Fund and each member of its Board and officers, and the Distributor and each director and officer of the Distributor, and each person, if any, who controls the Fund or the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

(i)  arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)  arise out of or as a result of any statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature of the Fund not supplied by the Company or persons under its control and other than statements or representations authorized by the Fund or the Distributor) or unlawful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)  arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund by or on behalf of the Company; or

(iv)  arise as a result of any material failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

(v)  arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

8.1(b).  Notwithstanding Section 8.1(a) above, the Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

8.1(c).  Notwithstanding Section 8.1(a) above, the Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought unless the Company is materially prejudiced by failure to notify.  In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action.  The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Company to such Party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

8.1(d).  The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

8.2.  Indemnification by the Distributor

8.2(a). The Distributor agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Distributor) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)  arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Distributor or the Fund by or on behalf of the Company for use in the registration statement or prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Portfolio shares; or

(ii)  arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature for the Contracts not supplied by the Distributor or persons under its control and other than statements or representations authorized by the Company) or unlawful conduct of the Distributor or persons under its control, with respect to the sale or distribution of the Contracts or Portfolio shares; or

(iii)  arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished in writing to the Company by or on behalf of the Distributor; or

(iv)  arise as a result of any material failure by the Distributor to provide the services and furnish the materials under the terms of this Agreement; or

(v)  arise out of or result from any material breach of any representation and/or warranty made by the Distributor in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund or the Distributor; including without limitation any failure by the Fund  to comply with the conditions of Article VI hereof; or

(vi)  arise out of or result from the materially incorrect or materially untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate by the Fund and/or the Distributor or either of their designee.

8.2(b).The Distributor shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as may arise from such Indemnified Party's willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

8.2(c). The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Distributor in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Distributor of any such claim shall not relieve the Distributor from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Distributor will be entitled to participate, at its own expense, in the defense thereof.  The Distributor also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Distributor to such Party of the Distributor's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Distributor will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

8.2(d).  The Company agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers, trustees or directors in connection with this Agreement, the issuance or sale of the Contracts with respect to the operation of each Account, or the sale or acquisition of shares of the Fund.

8.3.      Indemnification By the Fund

8.3(a).  The Fund agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 8.3) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may be required to pay or may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages, liabilities or expenses (or actions in respect thereof) or settlements, are related to the operations of the Fund and:

(i)         arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement; or

(ii)        arise out of or result from any material breach of any representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund;

(iii)       arise out of or result from the materially incorrect or materially untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate by the Fund or its designee;

The parties acknowledge  that the Fund’s indemnification obligations under this Section 7.3 are subject to applicable law.

8.2(b)   The Fund shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to the Company, the Fund, the Distributor or the Account, whichever is applicable.

8.2(c)   The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof.  The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Fund to such party of the Fund’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

8.2(d)   The Company and the Distributor agree promptly to notify the Fund of the commencement of any litigation or proceeding against it or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

ARTICLE IX.  Applicable Law

9.1.  This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

9.2.  This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

10.1. This Agreement shall continue in full force and effect until the first to occur of:

(a)        termination by any party for any reason upon six-months advance written notice delivered to the other parties; or

(b)        termination by the Company by written notice to the Fund and the Distributor  with respect to any Portfolio based upon the Company's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; or

(c)        termination by the Company by written notice to the Fund and the Distributor with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment medium of the Contracts issued or to be issued by the Company.  The terminating party shall give prompt notice to the other parties of its decision to terminate; or

(d)        termination by the Company in the event that formal administrative proceedings are instituted against the Funds or Distributor by FINRA, the SEC, or any state securities or insurance department or any other regulatory body; provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Funds or Distributor to perform its obligations under this Agreement; or

(e)        termination by the Company by written notice to the Fund and the Distributor with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

(f)         termination by the Company by written notice to the Fund and the Distributor with respect to any Portfolio in the event that such Portfolio fails to meet the diversification requirements specified in Article VI hereof or if the Company reasonably believes that the Portfolio may fail to meet such diversification; or

(g)        termination by either the Fund or the Distributor by written notice to the Company if  the Distributor or the Fund shall determine, in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition or prospects since the date of  this Agreement or is the subject of material adverse publicity and as a result ability to perform obligations under this Agreement is materially impaired, provided that the Fund or the Distributor will give the Company sixty (60) days’ advance written notice of such determination of its intent to terminate this Agreement, and provided further that after consideration of the actions taken by the Company and any other changes in circumstances since the giving of such notice, the determination of the Fund or the Distributor shall continue to apply on the 60th day since giving of such notice, then such 60th day shall be the effective date of termination; or

(h)        termination by the Company by written notice to the Fund and the Distributor, if the Company shall determine, in its sole judgment exercised in good faith, that either the Fund or the Distributor (with respect to the appropriate Portfolio) has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; provided that the Fund or the Distributor will give the Company sixty (60) days’ advance written notice of such determination of its intent to terminate this Agreement, and provided further that after consideration of the actions taken by the Company and any other changes in circumstances since the giving of such notice, the determination of the Company shall continue to apply on the 60th day since giving of such notice, then such 60th day shall be the effective date of termination; or

(i)         termination by any party upon the other party’s breach of any representation in Section 2 or any material provision of this Agreement, which breach has not been cured to the satisfaction of the terminating party within ten (10) days after written notice of such breach is delivered to the Fund or the Company, as the case may be; or

(k)        termination by the Fund or the Distributor by written notice to the Company in the event an Account or Contract is not registered or sold in accordance with applicable federal or state law or regulation, or the Company fails to provide pass-through voting privileges as specified in Section 3.4; provided that the Fund or the Distributor will give the Company sixty (60) days’ advance written notice of such intent.

10.2.  Effect of Termination.  Notwithstanding any termination of this Agreement, the Fund shall at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts") unless such further sale of Fund shares is proscribed by law, regulation or applicable regulatory body, or unless the Fund determines that liquidation of the Fund following termination of this Agreement is in the best interests of the Fund and its shareholders.  Specifically, without limitation, the owners of the Existing Contracts shall be permitted to direct reallocation of investments in the Fund, redemption of investments in the Fund and/or investment in the Fund upon the making of additional purchase payments under the Existing Contracts.  The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

10.3.  The Company shall not redeem Fund shares attributable to the Contracts (as distinct from Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, or (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the SEC pursuant to Section 26(b) of the 1940 Act.  Upon request, the Company will promptly furnish to the Fund the opinion of counsel for the Company to the effect that any redemption pursuant to clause (ii) above is a Legally Required Redemption.  Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund or the appropriate Distributor 90 days prior written notice of its intention to do so.

10.4.  Notwithstanding any termination of this Agreement, all rights and obligations arising under Article VIII of this Agreement shall survive.

.

ARTICLE XI.  Notices

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Fund:

Royce Capital Fund

745 Fifth Avenue

New York, New York 10151

Attention: John D.  Diederich

If to the Distributor:

Royce Fund Services, Inc.

745 Fifth Avenue

New York, New York 10151

Attention: John D. Diederich

If to the Company:

Midland National Life Insurance Company

4546 Corporate Drive, Suite 100

West Des Moines, IA 50266

Attn:  Bill Lowe

ARTICLE XII.  Foreign Tax Credits

The Fund and the Distributor agree to consult with the Company concerning whether any Portfolio of the Fund qualifies to provide a foreign tax credit pursuant to Section 853 of the Code.

                                    ARTICLE XIII. Information Sharing

            13.1.  Company agrees to provide to Distributor or its designee, upon written request, the taxpayer identification number (“TIN”) and the Contract owner number or participant account number associated with the Contract owner, if known, of any or all Contract owners of the account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Company during the period covered by the request.  Unless otherwise specifically requested by the Distributor or its designee, the Company shall only be required to provide information relating to Contract owner-Initiated transactions.  Requests must set forth a specific period, generally not to exceed 90 days from the date of the request, for which transaction information is sought.  Distributor or its designee may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.  Fund requests for Contract owner information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the shares issued by the Fund.

Company agrees to transmit the requested information that is on its books and records to Distributor or its designee promptly, but in any event not later than five (5) business days, or as otherwise agreed to by the parties, after receipt of a request.  If the requested information is not on the Company’s books and records, Company agrees to (i) provide or arrange to provide to the Fund the requested information pertaining to Contract owners who hold accounts with an indirect intermediary; or (ii) if directed by Distributor, block further purchases of Shares from such indirect intermediary.  In such instance, Company agrees to inform Distributor whether it plans to perform (i) or (ii).  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to Royce should be consistent with the NSCC Standardized Data Reporting Format.  For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the 1940 Act.

13.2.  Distributor agrees not to use the information received for marketing or any other similar purpose and will only use the information as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws..

13.3. Company agrees to execute written instructions from Distributor to restrict or prohibit further purchases (including shares acquired by exchanges) of Shares by a Contract owner that has been identified by Distributor or its designee as having engaged in transactions in the Shares (directly or indirectly through the Company’s account) that violates policies established by the Fund.  Unless otherwise directed by the Distributor, any such restrictions or prohibitions shall only apply to Contract owner-initiated transactions that are effected directly or indirectly through the Company.

13.4. Instructions must include the TIN, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place.  If the TIN is not known, the instructions must include an equivalent identifying number of the Contract owner (s) or account(s) or other agreed upon information to which instruction relates.

13.5. Company  agrees to execute instruction as soon as practicable, but not later than five (5) business days, or as otherwise agreed to by the parties, after receipt of the instructions by the Company.

13.6.  Company must provide written confirmation to Distributor that instructions have been executed.  Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

                                    ARTICLE XIV.  Miscellaneous

14.1.  All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Board, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

14.2.    Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

14.3.  The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

14.4.  This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

14.5.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

14.6.  Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

14.7.  The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations at law or in equity, which the parties hereto are entitled to under state and federal laws.

14.8.  This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that the Distributor may assign this Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Distributor, if such assignee is duly licensed and registered to perform the obligations of the Distributor under this Agreement.

            14.19.  The Company hereby acknowledges that the Fund has notified the Company that it may be appropriate for its separate account prospectuses or offering memoranda to contain disclosure regarding the potential risks of mixed and shared funding.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative hereto as of the date specified above.

Midland National Life Insurance Co on behalf of itself and each of its Accounts named in Schedule B hereto, as amended from time to time.

By:

Name: Bill Lowe

Title:   President

ROYCE FUND SERVICES, INC.

By:

            Name:  John D. Diederich

            Title:    President

ROYCE CAPITAL FUND

By:       _______________________________

            Name:  John D. Diederich

            Title:    Vice President

SCHEDULE A

PORTFOLIOS OF ROYCE CAPITAL FUND

FUNDS AVAILABLE FOR

PURCHASE BY Midland National Life Insurance Co

Royce Capital Fund – Micro-Cap Portfolio

Royce Capital Fund – Small-Cap Portfolio

SCHEDULE B

SEPARATE ACCOUNTS AND CONTRACTS

Separate Account

Midland National Life Insurance Company Separate Account C

                        Contracts

LiveWell Variable Annuity

SCHEDULE C

PROXY VOTING PROCEDURES

The following is a list of procedures and corresponding responsibilities for the handling of proxies and voting instructions relating to the Fund.  The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term "Company" shall also include the department or third party assigned by the Company to perform the steps delineated below.

1.         The proxy proposals are given to the Company by the Fund as early as possible before the date set by the Fund for the shareholder meeting to enable the Company to consider and prepare for the solicitation of voting instructions from owners of the Contracts and to facilitate the establishment of tabulation procedures.  At this time the Fund will inform the Company of the Record, Mailing and Meeting dates.  This will be done verbally approximately two months before meeting.

2.         Promptly after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each contract owner/policyholder (the "Customer") as of the Record Date.  Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

Note: The number of proxy statements is determined by the activities described in this Step #2.  The Company will use its best efforts to call in the number of Customers to the Fund , as soon as possible, but no later than two weeks after the Record Date.

3.         The text and format for the Voting Instruction Cards ("Cards" or "Card") is provided to the Company by the Fund.  The Company, at its expense, shall produce and personalize the Voting Instruction Cards.  The Fund or its affiliate must approve the Card before it is printed.  Allow approximately 2-4 business days for printing information on the Cards.  Information commonly found on the Cards includes:

a.         name (legal name as found on account registration)

b.         address

c.         fund or account number

d.         coding to state number of units

e.         individual Card number for use in tracking and verification of votes (already on Cards as printed by the Fund).

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

4.         During this time, the Fund will develop, produce and pay for the Notice of Proxy and the Proxy Statement (one document).  Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Company).  Contents of envelope sent to Customers by the Company will include:

a.         Voting Instruction Card(s)

b.         One proxy notice and statement (one document)

c.         return envelope (postage pre-paid by Company) addressed to the Company or its tabulation agent

d.         "urge buckslip" - optional, but recommended.  (This is a small, single sheet of paper that requests Customers to vote as quickly as possible and that their vote is important.  One copy will be supplied by the Fund.)

e.         cover letter - optional, supplied by Company and reviewed and approved in advance by the Fund.

5.         The above contents should be received by the Company approximately 3-5 business days before mail date.  Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness.  Copy of this approval sent to the Fund.

6.         Package mailed by the Company.

*          The Fund must allow at least a 15-day solicitation time to the Company as the shareowner.  (A 5-week period is recommended.)  Solicitation time is calculated as calendar days from (but not  including,) the meeting, counting backwards.

7.         Collection and tabulation of Cards begins.  Tabulation usually takes place in another department or another vendor depending on process used.  An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

Note:  Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by the Fund in the past.

8.         Signatures on Card checked against legal name on account registration which was printed on the Card.

Note:  For example, if the account registration is under "John A. Smith, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

9.         If Cards are mutilated, or for any reason are illegible or are not signed properly, they are sent back to Customer with an explanatory letter and a new Card and return envelope.  The mutilated or illegible Card is disregarded and considered to be not  received  for purposes of vote tabulation.  Any Cards that have been "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system.  Any questions on those Cards are usually remedied individually.

10.       There are various control procedures used to ensure proper tabulation of votes and accuracy of that tabulation.  The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated.  If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur.  This may entail a recount.

11.       The actual tabulation of votes is done in units which is then converted to shares. (It is very important that the Fund receives the tabulations stated in terms of a percentage and the number of shares.)  The Fund must review and approve tabulation format.

12.       Final tabulation in shares is verbally given by the Company to the Fund on the morning of the meeting not later than 10:00 a.m. Eastern time.  The Fund may request an earlier deadline if reasonable and if required to calculate the vote in time for the meeting.

13.       A Certification of Mailing and Authorization to Vote Shares will be required from the Company as well as an original copy of the final vote.  The Fund will provide a standard form for each Certification.

14.       The Company will be required to box and archive the Cards received from the Customers.  In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, the Fund will be permitted reasonable access to such Cards.

15.       All approvals and "signing-off' may be done orally, but must always be followed up in writing.

                          AMENDMENT TO FUND PARTICIPATION AGREEMENT

Janus Aspen Series

(Institutional and Service Shares)

This Amendment (the “Amendment”) is made as of ___________________ by and between Janus Aspen Series, an open-end management investment company organized as a Delaware statutory trust (the “Trust”), and Midland National Life Insurance Company, a life insurance company organized under the laws of the State of Iowa (the “Company”).

BACKGROUND

A.        The Trust and the Company are parties to a Fund Participation Agreement dated February 20, 2003 (the "Agreement").

B.         The parties wish to add Service Shares to the Agreement.

C.        The parties wish to amend the Agreement as set forth below.

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

            1.         References in the Agreement to “Shares” shall now refer to Institutional and Service Shares.

2.         The following shall be added to the end of Article I:

“1.11    The Company certifies that it is following all relevant rules and regulations, as well as internal policies and procedures, regarding “forward pricing” and the handling of mutual fund orders on a timely basis.  As evidence of its compliance, the Company shall:

(a)        provide the Trust with the results of a Statement on Auditing Standards No. 70 (SAS 70) review or similar report of independent auditors as soon as practicable following execution of this Agreement; or

(b)        provide annual certification to the Trust that it is following all relevant rules, regulations, and internal policies and procedures regarding “forward pricing” and the handling of mutual fund orders on a timely basis.”

            3.         The following shall be added to the end of Article III:

“3.7      The Company is in compliance with all applicable anti-money laundering laws, rules and regulations including, but not limited to, the U.S.A. PATRIOT Act of 2001, P.L. 107-56.  The Company further represents that it has policies and procedures in place to detect money laundering and terrorist financing, including the reporting of suspicious activity.

3.8       The Company is a “financial intermediary” as defined by Rule 22c-2 of the 1940 Act (the “Rule”), and has entered into an appropriate agreement with the Trust or one of its affiliates pursuant to the requirements of The Rule.”

            4.         Article VII shall be revised as follows:

                        “If to the Trust:

                        Janus Aspen Series

                        151 Detroit Street

                        Denver, CO 80206

                        Attn: General Counsel”

            5.         Schedule A shall be deleted in its entirety and replaced with the amended Schedule A attached hereto.

                6.         The Agreement, as supplemented by this Amendment, is ratified and confirmed.

7.         This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

JANUS ASPEN SERIES	MIDLAND NATIONAL LIFE INSURANCE COMPANY

By: _______________________________	By: _______________________________
Name: Stephanie Grauerholz	Name: ____________________________
Title: Vice President	Title: _____________________________

Schedule A

                                            Separate Accounts and Associated Contracts

                                                                                                Contracts Funded

Name of Separate Account                                                       By Separate Account

[MNLIC - please provide updated list of accounts]

AMENDED AND RESTATED
PARTICIPATION AGREEMENT
AMONG
MFS VARIABLE INSURANCE TRUST
MFS VARIABLE INSURANCE TRUST II
MIDLAND NATIONAL LIFE INSURANCE COMPANY
AND
MFS FUND DISTRIBUTORS, INC.

THIS AMENDED AND RESTATED AGREEMENT, made and entered into this 1st day of January 2012, by and among MFS VARIABLE INSURANCE TRUST, a Massachusetts business trust (the “Trust I”), MFS VARIABLE INSURANCE TRUST II, a Massachusetts business trust (the "Trust II") (Trust I and Trust II each referred to, individually, as the “Trust” and, collectively, as the “Trusts”), MIDLAND NATIONAL LIFE INSURANCE COMPANY, an Iowa  corporation (the "Company") on its own behalf and on behalf of each of the segregated asset accounts of the Company set forth in Schedule A hereto, as may be amended from time to time (the "Accounts"), and MFS Fund Distributors, Inc., a Delaware corporation (“MFD”). This Amended and Restated Agreement shall amend and supersede the Amended and Restated Participation Agreement, dated February 1, 2002, as amended, by and among MFS Variable Insurance Trust, the Company and Massachusetts Financial Services Company (“MFS”).

WHEREAS, each Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and its shares are registered or will be registered under the Securities Act of 1933, as amended (the "1933 Act");

WHEREAS, shares of beneficial interest of each Trust are divided into several series of shares, each representing the interests in a particular managed pool of securities and other assets;

WHEREAS, certain series of shares of each Trust are divided into two separate share classes, an Initial Class and a Service Class, and each Trust on behalf of the Service Class has adopted a Rule 12b-1 plan under the 1940 Act pursuant to which the Service Class pays a distribution fee;

WHEREAS, the series of shares of each Trust (each, a "Portfolio," and, collectively, the "Portfolios") and the classes of shares of those Portfolios (the “Shares”) offered by each Trust to the Company and the Accounts are set forth on Schedule A attached hereto;

WHEREAS, MFD is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the Financial Industry Regulatory Authority, Inc. ("FINRA");

WHEREAS, the Company will issue certain variable annuity and/or variable life insurance contracts (individually, the "Policy" or, collectively, the "Policies") which, if required by applicable law, will be registered under the 1933 Act;

WHEREAS, the Accounts are duly organized, validly existing segregated asset accounts, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the aforesaid variable annuity and/or variable life insurance contracts that are allocated to the Accounts (the Policies and the Accounts covered by this Agreement, and each corresponding Portfolio covered by this Agreement in which the Accounts invest, is specified in Schedule A attached hereto as may be modified from time to time);

WHEREAS, the Company has registered or will register the Accounts as unit investment trusts under the 1940 Act (unless exempt therefrom);

WHEREAS, Massachusetts Financial Services Company (“MFS”) is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities law, and is the Trusts’ investment adviser;

WHEREAS Midland National Life Insurance Company, the underwriter for the Policies, is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of FINRA; and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase the Shares of the Portfolios as specified in Schedule A attached hereto on behalf of the Accounts to fund the Policies, and the Trusts intend to sell such Shares to the Accounts at net asset value; and

NOW, THEREFORE, in consideration of their mutual promises, each Trust, MFD, and the Company agree as follows:

ARTICLE I.                  SALE OF TRUST SHARES

1.1.     Each Trust agrees to sell to the Company those Shares which the Accounts order (based on orders placed by Policy holders prior to the pricing time set forth in the applicable Portfolio’s prospectus, e.g., the close of regular trading on the New York Stock Exchange, Inc. (the “NYSE”) on that Business Day, as defined below) and which are available for purchase by such Accounts, executing such orders on a daily basis at the net asset value next computed after receipt by such Trust or its designee of the order for the Shares. For purposes of this Section 1.1, the Company shall be the designee of each Trust for the limited purpose of receipt of such orders from Policy owners and receipt by such designee shall constitute receipt by each Trust; provided  that such Trust receives notice of such orders by 9:00 a.m. New York time on the next following Business Day, or, if the parties agree to communicate, process, and settle purchase and redemption transactions for Shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.   “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration.  “Networking” shall mean NSCC’s system that allows mutual funds and life insurance companies to exchange account level information electronically. "Business Day" shall mean any day on which the NYSE is open for trading and on which such Trust calculates its net asset value pursuant to the rules of the SEC. The Company will comply with each Portfolio’s prospectus (including statement of additional information) restrictions with respect to purchases, redemptions and exchanges. The Company will not engage in, authorize or facilitate market timing or late trading in Shares and has implemented controls designed to identify and prevent market timing and late trading in Shares by Policy holders.

1.2.     Each  Trust agrees to make the Shares available indefinitely for purchase at the applicable net asset value per share by the Company and  the Accounts on those days on which the Trust calculates its net asset value pursuant to rules of the SEC and each Trust shall calculate such net asset value on each day which the NYSE is open for trading. Notwithstanding the foregoing, the Board of Trustees of the relevant Trust (the "Board") may refuse to sell any Shares to the Company and the Accounts, or suspend or terminate the offering of the Shares if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interest of the Shareholders of such Portfolio.

1.3.     Each Trust and MFD agree that the Shares will be sold only to insurance companies that have entered into participation agreements with the relevant Trust and its affiliate (the "Participating Insurance Companies") and their separate accounts, qualified pension and retirement plans, and any other person or plan permitted to hold shares of such Trust pursuant to Treasury Regulation 1.817-5 without impairing the ability of the Company, on behalf of its separate accounts, to consider the Shares as constituting investments of the separate accounts for the purpose of satisfying the diversification requirements of Section 817(h). Each Trust and MFD will not sell such Trust shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles II, III, VI and VII of this Agreement is in effect to govern such sales. The Company will not resell the Shares except to such Trust or its agents.

1.4.     Each Trust agrees to redeem for cash or, if mutually agreed upon by the parties and to the extent permitted by applicable law, in-kind, on the Company's request, any full or fractional Shares held by the Accounts (based on orders placed by Policy owners prior to the close of regular trading on the NYSE on that Business Day), executing such requests on a daily basis at the net asset value next computed after receipt by such Trust or its designee of the request for redemption. For purposes of this Section 1.4, the Company shall be the designee of such Trust for the limited purpose of receipt of requests for redemption from Policy owners and receipt by such designee shall constitute receipt by such Trust; provided that such Trust receives notice of such request for redemption by 10:00 a.m. New York time on the next following Business Day, or, if the parties agree to communicate, process, and settle purchase and redemption transactions for Shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.

1.5.     Each purchase, redemption and exchange order placed by the Company shall be placed separately for each Portfolio and shall not be netted with respect to any Portfolio. However, with respect to payment of the purchase price by the Company and of redemption proceeds by the Trusts, the Company and the relevant Trust shall net purchase and redemption orders with respect to each Portfolio and shall transmit one net payment for all of the Portfolios in accordance with Section 1.6 hereof.

1.6.     In the event of net purchases, the Company shall pay for the Shares by close of business accordance with the provisions of Section 1.1 hereof. In the event of net redemptions, each Trust shall pay the redemption proceeds by close of business (5:00 p.m.) New York time on the next Business Day after an order to redeem the shares is made in accordance with the provisions of Section 1.4. hereof. All such payments shall be in federal funds transmitted by wire.

1.7.     Issuance and transfer of the Shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. The Shares ordered from each Trust will be recorded in an appropriate title for the Accounts or the appropriate subaccounts of the Accounts.

1.8.     Each Trust shall furnish same day notice (by wire or telephone followed by written confirmation) to the Company of any dividends or capital gain distributions payable on the Shares. The Company hereby elects to receive all such dividends and distributions as are payable on a Portfolio's Shares in additional Shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such dividends and capital gain distributions in cash.  Each Trust shall notify the Company of the number of Shares so issued as payment of such dividends and distributions.

1.9.     Each Trust or its custodian shall make the net asset value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practicable after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:30 p.m. New York time. In the event that such Trust is unable to meet the 6:30 p.m. time stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of Shares. Such additional time shall be equal to the additional time which such Trust takes to make the net asset value available to the Company. If such Trust provides materially incorrect share net asset value information, such Trust shall make an adjustment to the number of shares purchased or redeemed for the Accounts to reflect the correct net asset value per share and such Trust shall bear the cost of adjusting the error. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Company.

1.10. Each party or its designee shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services hereunder and in making Shares available to the Policy holders. Upon the request of MFD or a Trust, the Company shall provide copies of all the historical records relating to transactions between the relevant Portfolios and the Policy holders, written communications regarding the relevant Portfolios to or from such Policy holders’ accounts and other materials, in each case to the extent necessary for such Trust or its designee to meet its recordkeeping obligations under applicable law or regulation, including to comply with any request of a governmental body or self-regulatory organization.

ARTICLE II.               CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1.     The Company represents and warrants that the Policies are or will be registered under the 1933 Act or are exempt from or not subject to registration thereunder, and that the Policies will be issued, sold, and distributed in compliance in all material respects with all applicable state and federal laws, including without limitation the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, if applicable. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account as a segregated asset account under applicable law and has registered or, prior to any issuance or sale of the Policies, will register the Accounts as unit investment trusts in accordance with the provisions of the 1940 Act (unless exempt therefrom) to serve as segregated investment accounts for the Policies, and that it will maintain such registration for so long as any Policies are outstanding. The Company shall amend the registration statements under the 1933 Act for the Policies and the registration statements under the 1940 Act for the Accounts from time to time if required in order to effect the continuous offering of the Policies or as may otherwise be required by applicable law. The Company shall register and qualify the Policies for sales in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.

2.2.     The Company represents and warrants that the Policies are currently and at the time of issuance will be treated as life insurance, endowment or annuity contracts under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), that it will maintain such treatment and that it will notify the Trusts or MFD immediately upon having a reasonable basis for believing that the Policies have ceased to be so treated or that they might not be so treated in the future.

2.3.     The Company represents and warrants that the underwriter for the individual variable annuity and the variable life policies is a member in good standing of FINRA and is a registered broker-dealer with the SEC. The Company represents and warrants that the Company and its underwriter will sell and distribute such policies in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act, if applicable.

2.4.     Each Trust and MFD represent and warrant that the Shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of The Commonwealth of Massachusetts and all applicable federal and state securities laws and that such Trust is and shall remain registered under the 1940 Act. Each Trust shall amend the registration statement for its Shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its Shares. Each Trust shall register and qualify the Shares for sale in accordance with the laws of the various states only if and to the extent deemed necessary by such Trust.

2.5.     MFD represents and warrants that it is a member in good standing of FINRA and is registered as a broker-dealer with the SEC. Each Trust and MFD severally represent that such Trust and MFD will sell and distribute the Shares in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

2.6.     Each Trust represents that it is lawfully organized and validly existing under the laws of The Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and any applicable regulations thereunder.

2.7.     MFD represents and warrants that it is and shall remain duly registered under all applicable federal securities laws and that it shall perform its obligations for the Trusts in compliance in all material respects with any applicable federal securities laws and with the securities laws of The Commonwealth of Massachusetts. MFD represents and warrants that MFS is not subject to state securities laws other than the securities laws of The Commonwealth of Massachusetts and is exempt from registration as an investment adviser under the securities laws of The Commonwealth of Massachusetts.

2.8.     No less frequently than annually, the Company shall submit to each Board such reports, material or data as such Board may reasonably request so that it may carry out fully the obligations imposed upon it by the conditions contained in the exemptive application pursuant to which the SEC has granted exemptive relief to permit mixed and shared funding (the "Mixed and Shared Funding Exemptive Order").

2.9.     [p1] The Company acknowledges that, with respect to Service Class Shares of a Portfolio, it or its affiliate(s) may receive payments under a Trust’s Rule 12b-1 plan.

ARTICLE III.               PROSPECTUS AND PROXY STATEMENTS; VOTING

3.1.     At least annually, each Trust or its designee shall provide the Company, free of charge, with as many copies of the current prospectus (describing only the Portfolios listed in Schedule A hereto) for the Shares as the Company may reasonably request for distribution to existing Policy owners whose Policies are funded by such Shares. Each Trust or its designee shall provide the Company, at the Company's expense, with as many copies of the current prospectus for the Shares as the Company may reasonably request for distribution to prospective purchasers of Policies. In the event that the Company utilizes a summary prospectus for any Trust, the term “prospectus” shall include the summary prospectus for the relevant Trust.

If requested by the Company in lieu thereof, a Trust or its designee shall provide such documentation (including a "camera ready" copy of the new prospectus as set in type or, at the request of the Company, as a diskette or electronic file in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once each year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Policies and the prospectus for the Shares and/or the prospectus for other Policy investment options printed together in one document; the expenses of such printing to be apportioned between (a) the   Company and (b) the relevant Trust(s) or its designee in proportion to the number of pages of the Policy and Shares' prospectuses, taking account of other relevant factors affecting the expense of printing, such as covers, columns, graphs and charts; such Trust or its designee to bear the cost of printing the Shares' prospectus portion of such document for distribution to owners of existing Policies funded by the Sharesand the Company to bear the expenses of printing the portion of such document relating to the Accounts or other Policy investment options; provided,  however, that the Company shall bear all printing expenses of such combined documents where used for distribution to prospective purchasers or to owners of existing Policies not funded by the Shares. In the event that the Company requests that a Trust or its designee provides such Trust's prospectus in a "camera ready" or electronic file format, such Trust shall be responsible for providing the prospectus in the format in which it or the Underwriter is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format (e.g., typesetting expenses), and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectuses.  Any decision to bind the Trust prospectuses with each other and with other documents is solely within the discretion of the Company.  In addition, the Company, in its sole discretion, reserves the right to deliver the statutory prospectuses for the Trusts in place of the summary prospectuses.

3.2.     The prospectus for the Shares shall state that the statement of additional information for the Shares is available from the relevant Trust or its designee. Each Trust or its designee, at its expense, shall print and provide such statement of additional information to the Company (or a master of such statement suitable for duplication by the Company) for distribution to any owner of a Policy funded by the Shares. Each Trust or its designee, at the Company's expense, shall print and provide such statement to the Company (or a master of such statement suitable for duplication by the Company) for distribution to a prospective purchaser who requests such statement to an owner of a Policy not funded by the Shares.

3.3.     Each Trust or its designee shall provide the Company free of charge copies, if and to the extent applicable to the Shares, of such Trust's proxy materials, reports to Shareholders and other communications to Shareholders in such quantity as the Company shall reasonably require for distribution to Policy owners.

3.4  Notwithstanding the provisions of Section 3.1, 3.2, and 3.3 above, or  of Article V below, the Company shall pay the expense of printing or providing documents to the extent such cost is considered a distribution expense.  Distribution expenses would include by way of illustration, but are not limited to, the printing of the Shares' prospectus(es) for distribution to prospective purchasers or to owners of existing Policies not funded by such Shares.

3.4.     Each Trust hereby notifies the Company that it may be appropriate to include in the prospectus pursuant to which a Policy is offered disclosure regarding the potential risks of mixed and shared funding.

3.5.     If and to the extent required by the 1940 Act or other applicable law, the Company shall:

(a)     solicit voting instructions from Policy owners;

(b)         vote the Shares in accordance with instructions received from Policy owners; and

(c)                vote the Shares for which no instructions have been received in the same proportion as the Shares of such Portfolio for which instructions have been received from Policy owners; so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contract owners. The Company will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Shares held for such Policy owners. The Company reserves the right to vote shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts holding Shares calculates voting privileges in the manner required by the Mixed and Shared Funding Exemptive Order. Each Trust and MFD will notify the Company of any changes of interpretations or amendments to the Mixed and Shared Funding Exemptive Order.

ARTICLE IV.             SALES MATERIAL AND INFORMATION

4.1.     The Company shall furnish, or shall cause to be furnished, to each Trust or its designee, each piece of sales literature or other promotional material in which such Trust, MFS, any other investment adviser to such Trust, or any affiliate of MFD is named, at least three (3) Business Days prior to its use. No such material shall be used if such Trust, MFD, or their respective designees reasonably objects to such use within three (3) Business Days after receipt of such material.

4.2.     The Company shall not give any information or make any representations or statement on behalf of any Trust, MFS, or other investment adviser to any Trust, or any affiliate of MFD or concerning such Trust or any other such entity in connection with the sale of the Policies other than the information or representations contained in the registration statement, prospectus or statement of additional information for the Shares, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports or proxy statements for such Trust, approved by such Trust, MFD or their respective designees, except with the permission of such Trust, MFD or their respective designees. Each Trust, MFD or their respective designees each agrees to respond to any request for approval on a prompt and timely basis  The Company shall adopt and implement procedures reasonably designed to ensure that information concerning a Trust, MFD or any of their affiliates which is intended for use only by brokers or agents selling the Policies (i.e., information that is not intended for distribution to Policy owners or prospective Policy owners) is so used, and neither the Trusts, MFD nor any of their affiliates shall be liable for any losses, damages or expenses relating to the improper use of such broker only materials.

4.3.     Each Trust or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or any affiliate and/or the Accounts is named, at least three (3) Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within three (3) Business Days after receipt of such material.

4.4.     The Trusts and MFD shall not give any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Policies in connection with the sale of the Policies other than the information or representations contained in a registration statement, prospectus, or statement of additional information for the Policies, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports for the Accounts, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company. The Company or its designee agrees to respond to any request for approval on a prompt and timely basis. The Trusts and MFD may not alter any material so provided by the Company or its designee (including, without limitation, presenting or delivering such material in a different medium, e.g., electronic or internet) without the prior written consent of the Company. The parties hereto agree that this Section 4.4. is neither intended to designate nor otherwise imply that MFD is an underwriter or distributor of the Policies.

4.5.     Upon request of the other party, the Company and each Trust (or its designee in lieu of the Company or such Trust, as appropriate) will each provide to the other at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Policies, or to such Trust or its Shares, prior to or contemporaneously with the filing of such document with the SEC or other regulatory authorities. The Company and a Trust shall also each promptly inform the other of the results of any examination by the SEC (or other regulatory authorities) that relates to the Policies, such Trust or its Shares, and the party that was the subject of the examination shall provide the other party with a copy of relevant portions of any "deficiency letter" or other correspondence or written report regarding any such examination.

4.6.     No party shall use any other party’s names, logos, trademarks or service marks, whether registered or unregistered, without the prior written consent of such other party, or after written consent therefor has been revoked, provided that separate consent is not required under this Section 4.6 to the extent that consent to use a party’s name, logo, trademark or service mark in connection with a particular piece of advertising or sales literature has previously been given by a party under Sections 4.2 and 4.4 of this Agreement. The Company shall not use in advertising, publicly or otherwise the name of the Trusts, MFD or any of their affiliates nor any trade name, trademark, trade device, servicemark, symbol or any abbreviation, contraction or simulation thereof of the Trusts, MFD, or their affiliates without the prior written consent of the relevant Trust or MFD in each instance. The Trusts and MFD shall not use in advertising, publicly or otherwise the name of the Company or any of its affiliates nor any trade name, trademark, trade device, servicemark, symbol or any abbreviation, contraction or simulation thereof of the Company or its affiliates without the prior written consent of the Company in each instance.

4.7.     Each Trust and MFD will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Portfolio, and of any material change in such Trust's registration statement, particularly any change resulting in change to the registration statement or summary prospectus, statutory prospectus or statement of additional information for any Account. Each Trust and MFD will cooperate with the Company so as to enable the Company to solicit proxies from Policy owners or to make changes to its summary prospectus, statutory prospectus, statement of additional information or registration statement, in an orderly manner. Each Trust and MFD will make reasonable efforts to attempt to have changes affecting Policy prospectuses become effective simultaneously with the annual updates for such prospectuses.

4.8.     For purpose of this Article IV and Article VIII, the phrase "sales literature or other promotional material" includes but is not limited to advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), and sales literature (such as brochures, circulars, reprints or excerpts or any other advertisement, sales literature, or published articles), distributed or made generally available to customers or the public, educational or training materials or communications distributed or made generally available to some or all agents or employees.

ARTICLE V.                FEES AND EXPENSES

5.1.     Each Trust shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to either Trust, except that, to the extent a Trust or any Portfolio has adopted and implemented a plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution and for Shareholder servicing expenses, then such Trust may make payments to the Company or to the underwriter for the Policies in accordance with such plan. Each party, however, shall, in accordance with the allocation of expenses specified in Articles III and V hereof, reimburse other parties for expenses initially paid by one party but allocated to another party. In addition, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to such Trust and/or to the Accounts.

5.2.     Each Trust or its designee shall bear the expenses for the cost of registration and qualification of the Shares under all applicable federal and state laws, including preparation and filing of such Trust's registration statement, and payment of filing fees and registration fees; preparation and filing of such Trust's proxy materials and reports to Shareholders; setting in type and printing its prospectus and statement of additional information (to the extent provided by and as determined in accordance with Article III above); setting in type and printing the proxy materials and reports to Shareholders (to the extent provided by and as determined in accordance with Article III above); such preparation of all statements and notices required of such Trust by any federal or state law with respect to its Shares; all taxes on the issuance or transfer of the Shares; and the costs of distributing such Trust's prospectuses and proxy materials to owners of Policies and any expenses permitted to be paid or assumed by such Trust pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act. Such Trust shall not bear any expenses of marketing the Policies.

5.3.     The Company shall bear the expenses of distributing the Shares' prospectus or prospectuses in connection with new sales of the Policies and of distributing a Trust's Shareholder reports to Policy owners. The Company shall bear all expenses associated with the registration, qualification, and filing of the Policies under applicable federal securities and state insurance laws; the cost of preparing, printing and distributing the Policy prospectus and statement of additional information; and the cost of preparing, printing and distributing annual individual account statements for Policy owners as required by state insurance laws.

5.4.     With respect to the Service Class Shares of a Portfolio, the relevant Trust may make payments quarterly to MFD under a Portfolio’s Rule 12b-1 plan, and MFD may in turn use these payments to pay or reimburse the Company for expenses incurred or paid (as the case may be) by the Company attributable to Policies offered by the Company, provided  that no such payment shall be made with respect to any quarterly period in excess of an amount determined from time to time by such Trust’s Board and disclosed in such Trust’s prospectus. MFD shall not be required to provide any payment to the Company with respect to any quarterly period pursuant to a Trust’s Rule 12b-1 plan unless and until MFD has received the corresponding payment from such Trust pursuant to the Trust’s Rule 12b-1 plan. MFD shall not be required to provide any payment to the Company with respect to any quarterly period pursuant to a Trust’s Rule 12b-1 plan if (i) such Trust’s Rule 12b-1 plan is no longer in effect during such quarterly period; or (ii) regulatory changes result in the rescission of Rule 12b-1 or otherwise prohibit the making of such payments. Each Trust’s prospectus or statement of additional information may provide further details about such payments and the provisions and terms of such Trust’s Rule 12b-1 plan, and the Company hereby agrees that neither such Trust, nor MFD has made any representations to the Company with respect to such Trust’s Rule 12b-1 plan in addition to, or conflicting with, the description set forth in such Trust’s prospectus.

5.5   In calculating the payments due under this Agreement, the Company agrees that it will permit MFD or its representatives to have reasonable access to its employees and records for the purposes of monitoring of the quality of the services provided hereunder, verifying the Company’s compliance with the terms of this Agreement and verifying the accuracy of any information provided by the Company that forms the basis of the fee calculations.  In addition, if requested by MFD, the Company will provide a certification (which may take the form of a control report or set of agreed upon standards) satisfactory to the Underwriter that certifies the performance of the services by the Company and the accuracy of information provided by the Company.

ARTICLE VI.             DIVERSIFICATION AND RELATED LIMITATIONS

6.1.     Each Trust and MFD represent and warrant that each Portfolio of the Trust will meet the diversification requirements of Section 817 (h) (1) of the Code and Treas. Reg. 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, as they may be amended from time to time (and any revenue rulings, revenue procedures, notices, and other published announcements of the Internal Revenue Service interpreting these sections), as if those requirements applied directly to each such Portfolio. In the event that any Portfolio is not so diversified at the end of the applicable quarter, such Trust and MFD will make every effort to: (a) adequately diversify the Portfolio so as to achieve compliance within the grace period afforded by Treas. Reg. 1.817.5, and (b) immediately notify the Company.

6.2.     Each Trust and MFD represent that each Portfolio will elect to be qualified as a Regulated Investment Company under Subchapter M of the Code and that they will maintain such qualification (under Subchapter M or any successor or similar provision).  The relevant Trust and MFD will notify the Company immediately upon having a reasonable basis for believing that a Portfolio has ceased to so qualify or that it might not so qualify in the future.

ARTICLE VII.          POTENTIAL MATERIAL CONFLICTS

7.1.     Each Trust agrees that its relevant Board, constituted with a majority of disinterested trustees, will monitor each Portfolio of such Trust for the existence of any material irreconcilable conflict between the interests of the variable annuity contract owners and the variable life insurance policy owners of the Company and/or affiliated companies ("contract owners") investing in such Trust. The relevant Board shall have the sole authority to determine if a material irreconcilable conflict exists, and such determination shall be binding on the Company only if approved in the form of a resolution by a majority of the relevant Board, or a majority of the disinterested trustees of the relevant Board. The relevant Board will give prompt notice of any such determination to the Company.

7.2.     The Company agrees that it will be responsible for assisting each relevant Trust Board in carrying out its responsibilities under the conditions set forth in the Trusts’ exemptive application pursuant to which the SEC has granted the Mixed and Shared Funding Exemptive Order by providing each Board, as it may reasonably request, with all information necessary for such Board to consider any issues raised and agrees that it will be responsible for promptly reporting any potential or existing conflicts of which it is aware to such Board including, but not limited to, an obligation by the Company to inform such Board whenever contract owner voting instructions are disregarded. The Company also agrees that, if a material irreconcilable conflict arises, it will at its own cost remedy such conflict up to and including (a) withdrawing the assets allocable to some or all of the Accounts from the relevant Trust(s) or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of a Trust, or submitting to a vote of all affected contract owners whether to withdraw assets from a Trust or any Portfolio and reinvesting such assets in a different investment medium and, as appropriate, segregating the assets attributable to any appropriate group of contract owners that votes in favor of such segregation, or offering to any of the affected contract owners the option of segregating the assets attributable to their contracts or policies, and (b) establishing a new registered management investment company and segregating the assets underlying the Policies, unless a majority of Policy owners materially adversely affected by the conflict have voted to decline the offer to establish a new registered management investment company.

7.3.     A majority of the disinterested trustees of the relevant Board shall determine whether any proposed action by the Company adequately remedies any material irreconcilable conflict. In the event that a Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, the Company will withdraw from investment in the relevant Trust each of the Accounts designated by the disinterested trustees and terminate this Agreement within six (6) months after the relevant Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required to remedy any such material irreconcilable conflict as determined by a majority of the disinterested trustees of the relevant Board.

7.4.     If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Trusts and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1, 7.2, 7.3 and 7.4 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.       INDEMNIFICATION

8.1.     Indemnification by the Company

The Company agrees to indemnify and hold harmless each Trust, MFD, any affiliates of MFD, and each of their respective directors/trustees, officers and each person, if any, who controls each Trust or MFD within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

(a)                arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Policies or contained in the Policies or sales literature or other promotional material for the Policies (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading provided  that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Company or its designee by or on behalf of the relevant Trust or MFD for use in the registration statement, prospectus or statement of additional information for the Policies or in the Policies or sales literature or other promotional material (or any amendment or supplement) or otherwise for use in connection with the sale of the Policies or Shares; or

(b)                arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of relevant Trust not supplied by the Company or its designee, or persons under its control and on which the Company has reasonably relied) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

(c)                arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the relevant Trust, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the relevant Trust by or on behalf of the Company; or

(d)                arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

(e)                arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement;

as limited by and in accordance with the provisions of this Article. VIII

8.2.     Indemnification by the Trusts

Each Trust severally agrees to indemnify and hold harmless the Company and its affiliates and each of their directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of such Trust) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

(a)                arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of such Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, provided  that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to such Trust, MFS, MFD or their respective designees by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for such Trust or in sales literature or other promotional material for such Trust (or any amendment or supplement) or otherwise for use in connection with the sale of the Policies or Shares; or

(b)                arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material for the Policies not supplied by such Trust, MFS, MFD or any of their respective designees or persons under their respective control and on which any such entity has reasonably relied) or wrongful conduct of such Trust or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

(c)                arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Accounts or relating to the Policies, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of such Trust, MFS or MFD; or

(d)                arise out of or result from any material breach of any representation and/or warranty made by such Trust in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification specified in Article VI of this Agreement) or arise out of or result from any other material breach of this Agreement by such Trust; or

(e)                arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate; or

(f)                 arise as a result of any failure by such Trust to provide the services and furnish the materials under the terms of the Agreement;

as limited by and in accordance with the provisions of this Article VIII.

8.3        In no event shall any Trust be liable under the indemnification provisions contained in this Agreement to any individual or entity, including without limitation, the Company, or any Participating Insurance Company or any Policy holder, with respect to any losses, claims, damages, liabilities or expenses that arise out of or result from (i) a breach of any representation, warranty, and/or covenant made by the Company hereunder or by any Participating Insurance Company under an agreement containing substantially similar representations, warranties and covenants; (ii) the failure by the Company or any Participating Insurance Company to maintain its segregated asset account (which invests in any Portfolio) as a legally and validly established segregated asset account under applicable state law and as a duly registered unit investment trust under the provisions of the 1940 Act (unless exempt therefrom); or (iii) the failure by the Company or any Participating Insurance Company to maintain its variable annuity and/or variable life insurance contracts (with respect to which any Portfolio serves as an underlying funding vehicle) as life insurance, endowment or annuity contracts under applicable provisions of the Code.

8.4        Neither the Company nor any Trust shall be liable under the indemnification provisions contained in this Agreement with respect to any losses, claims, damages, liabilities or expenses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, willful misconduct, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

8.5   Promptly after receipt by an Indemnified Party under this Section 8.5 of notice of commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise than under this section. In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such Indemnified Party. After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.

Each of the parties agrees promptly to notify the other parties of the commencement of any

8.6   litigation or proceeding against it or any of its respective officers, directors, trustees, employees or 1933 Act control persons in connection with the Agreement, the issuance or sale of the Policies, the operation of the Accounts, or the sale or acquisition of Shares.

8.7                    A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.

ARTICLE IX.             APPLICABLE LAW

9.1.     This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

9.2.     This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.                NOTICE OF FORMAL PROCEEDINGS

The parties agree that each such party shall promptly notify the other parties to this Agreement, in writing, of the institution of any formal proceedings brought against such party or its designees by FINRA, the SEC, or any insurance department or any other regulatory body regarding such party's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares.

ARTICLE XI.             CONTROLS AND PROCEDURES

11.1. The Company has implemented controls and procedures that are reasonably designed to ensure compliance with applicable laws and regulations, as well as the terms of this Agreement. Without limiting the foregoing, these controls and procedures are reasonably designed to ensure, and MFD or a Trust may request certifications on an annual basis with respect to, each of the following:

(a)                Orders for Shares received by the Company for each Portfolio comply with the Portfolio’s restrictions with respect to purchases, transfers, redemptions and exchanges as set forth in each Portfolio’s prospectus and statement of additional information, and the Company will cooperate with the Trusts in providing information as provided in Schedule B hereto;

(b)                Orders for Shares received by the Company prior to the Portfolio’s pricing time set forth in its prospectus (e.g., the close of the New York Stock Exchange – normally 4:00 p.m. Eastern time) are segregated from those received by the Company at or after such time, and are properly transmitted to the Portfolios (or their agents) for execution at the current day’s net asset value (“NAV”); and orders received by the Company at or after such time are properly transmitted to the Portfolios (or their agents) for execution at the next day’s NAV;

(c)                Late trading in Shares by Policy holders is identified and prevented and market timing is appropriately addressed;

(d)                Compliance with applicable state securities laws, including without limitation “blue sky” laws and related rules and regulations;

(e)                Compliance with all applicable federal, state and foreign laws, rules and regulations regarding the detection and prevention of money laundering activity; and

(f)                 Effective business continuity and disaster recovery systems with respect to the services contemplated by the Agreement.

11.2. The Company shall ensure that any other party to whom the Company assigns or delegates any services hereunder is responsible for, and has controls and procedures that are reasonably designed to ensure, each of the items set forth in Section 11.1 above.

ARTICLE XII.          TERMINATION

12.1. This Agreement shall terminate with respect to the Accounts, or one, some, or all Portfolios:

(a)                at the option of any party upon six (6) months' advance written notice to the other parties; or

(b)                at the option of the Company to the extent that the Shares of Portfolios are not reasonably available to meet the requirements of the Policies or are not "appropriate funding vehicles" for the Policies, as reasonably determined by the Company. Without limiting the generality of the foregoing, the Shares of a Portfolio would not be "appropriate funding vehicles" if, for example, such Shares did not meet the diversification or other requirements referred to in Article VI hereof; or if the Company would be permitted to disregard Policy owner voting instructions pursuant to Rule 6e-2 or Rule 6e-3(T) under the 1940 Act. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the relevant Trust(s) by the Company; or

(c)                at the option of a Trust or MFD upon institution of formal proceedings against the Company by FINRA, the SEC, or any insurance department or any other regulatory body that would have a material adverse impact on the Company's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares; or

(d)                at the option of the Company upon institution of formal proceedings against a Trust or MFD by FINRA, the SEC, or any state securities or insurance department or any other regulatory body that would have a material adverse impact on such Trust's or MFD's duties under this Agreement or related to the sale of the Shares; or

(e)                at the option of the Company to substitute the shares of another investment company for the corresponding Portfolio Shares in accordance with the terms of the Policies for which those Portfolio Shares had been selected to serve as the underlying investment media. The Company will give thirty (30) days’ prior written notice to the relevant Trust(s) of the Date of any proposed vote or other action taken to replace the Shares; or

(f)                 termination by either a Trust or MFD by written notice to the Company, if either one or both of such Trust or MFD shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(g)                termination by the Company by written notice to a Trust and MFD, if the Company shall determine, in its sole judgment exercised in good faith, that such Trust or MFD has suffered a material adverse change in this business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(h)                at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or

(i)                  upon assignment of this Agreement, unless made with the written consent of the parties hereto.

(j)                  at the option of the Company if a Trust fails to meet the diversification or qualification requirements specified in Article VI (other than any failure caused by the Company’s actions or omissions) or the Company has a reasonable expectation that such Trust will fail to meet these diversification or qualification requirements in the future.

12.2. The notice shall specify the Portfolio or Portfolios, Policies and, if applicable, the Accounts as to which the Agreement is to be terminated.

12.3. It is understood and agreed that the right of any party hereto to terminate this Agreement pursuant to Section 12.1(a) may be exercised for cause or for no cause.

12.4. Except as necessary to implement Policy owner initiated transactions, or as required by state insurance laws or regulations, the Company shall not redeem the Shares attributable to the Policies (as opposed to the Shares attributable to the Company's assets held in the Accounts), until ten (10) days after the Company shall have notified the relevant Trust of its intention to do so.

12.5. Notwithstanding any termination of this Agreement, each Trust and MFD shall, at the option of the Company, continue to make available additional shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Policies in effect on the effective date of termination of this Agreement (the "Existing Policies"), except as otherwise provided under Article VII of this Agreement. Specifically, without limitation, the owners of the Existing Policies shall be permitted to transfer or reallocate investment under the Policies, redeem investments in any Portfolio and/or invest in each Trust upon the making of additional purchase payments under the Existing Policies.

ARTICLE XIII.       NOTICES

Any notice shall be sufficiently given when sent by registered or certified mail, overnight courier or facsimile to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to Trust I:

MFS Variable Insurance Trust

500 Boylston Street

Boston, Massachusetts 02116

Facsimile No.: (617) 954-5182

Attn: Susan S. Newton, Assistant Secretary

If to Trust II:

MFS Variable Insurance Trust II

500 Boylston Street

Boston, Massachusetts 02116

Facsimile No.: (617) 954-5182

Attn: Susan S. Newton, Assistant Secretary

If to the Company:

Midland National Life Insurance Company

One Midland Plaza

Sioux Falls, SD 57193-0001 Facsimile No.: (605) 373-8555 Attn: Senior Vice President

If to  MFD:

MFS Fund Distributors, Inc. 500 Boylston Street

Boston, Massachusetts 02116 Attn: General Counsel

ARTICLE XIV.       MISCELLANEOUS

14.1. Subject to the requirement of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Policies and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement or as otherwise required by applicable law or regulation, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as it may come into the public domain.

14.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

14.3. This Agreement may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument.

14.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

14.5. The Schedule attached hereto, as modified from time to time, is incorporated herein by reference and is part of this Agreement.

14.6. Each party hereto shall cooperate with each other party in connection with inquiries by appropriate governmental authorities (including without limitation the SEC, FINRA, and state insurance regulators) relating to this Agreement or the transactions contemplated hereby.

14.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

14.8. A copy of each Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The Company acknowledges that the obligations of or arising out of this instrument are not binding upon any of each Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the relevant Trust in accordance with its proportionate interest hereunder. The Company further acknowledges that the assets and liabilities of each Portfolio are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the Portfolio on whose behalf the relevant Trust has executed this instrument. The Company also agrees that the obligations of each Portfolio hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any Portfolio for the obligations of another Portfolio.

[Signature Page Follows] IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.

Midland National Life Insurance Company By its authorized officer

Name_____________________________________________________________________

Title___________________________________________

MFS VARIABLE INSURANCE TRUST,

on behalf of the Portfolios

By its authorized officer and not individually,

By:_________________________________

Susan S. Newton

Assistant Secretary

MFS VARIABLE INSURANCE TRUST II,

on behalf of the Portfolios

By its authorized officer and not individually,

By:_________________________________

Susan S. Newton

Assistant Secretary

MFS FUND DISTRIBUTORS, INC.
By its authorized officer,

By:_________________________________

James A. Jessee

President

As of January 1, 2012

SCHEDULE A

ACCOUNTS, POLICIES, AND PORTFOLIOS
SUBJECT TO THE PARTICIPATION AGREEMENT

And any other Portfolios or series of shares of the Trusts that are available and open to new investors on or after the effective date of this Agreement.

Name of Separate Account and Date Established by Board of Directors	Policies Funded by Separate Account	Share Class	Trust	Portfolios Applicable to Policies
Separate Account A (July 1987)	Variable Universal Life Variable Universal Life 2 Variable Universal Life 3 Variable Executive Universal Life Variable Universal Life 4 Variable Executive Universal Life 2 Variable Executive Universal Life 2 Foundation Variable Universal Life Premier Variable Universal Life Advanced Variable Universal LI Advisor Variable Universal Life Survivorship Variable Universal Life	Initial and Service		(1)
Separate Account C (July 1991)	Variable Annuity II Variable Annuity National Advantage Variable Annuity	Initial and Service		(1)

(1)       Portfolios Applicable to Policies:

VIT I                                                                                                               VIT II

MFS Growth Series                                                                                MFS International Value Portfolio

MFS Research Series                                                                             MFS Global Tactical Allocation Portfolio

MFS Investors Trust Series

MFS New Discovery Series

MFS Total Return Series

MFS Utilities Series

 [p1]MFS uses an amendment for this purpose.

FRED ALGER & COMPANY, INCORPORATED

PARTICIPATION AGREEMENT

            THIS AGREEMENT is made this 12th day of December, 2011, by and among The Alger Portfolios (the "Trust"), an open-end management investment company organized as a Massachusetts business trust, Midland National Life, a life  insurance company organized as a corporation under the laws of the State of Iowa, (the "Company"), on its own behalf and on behalf of each segregated asset account of the Company set forth in Schedule A, as may be amended from time to time (the "Accounts"), and Fred Alger & Company, Incorporated, a Delaware corporation, the Trust's distributor (the "Distributor").

            WHEREAS, the Trust is registered with the Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has an effective registration statement relating to the offer and sale of the various series of its shares under the Securities Act of 1933, as amended (the "1933 Act");

            WHEREAS, the Trust and the Distributor desire that Trust shares be used as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by life insurance companies which have entered into fund participation agreements with the Trust (the "Participating Insurance Companies");

            WHEREAS, shares of beneficial interest in the Trust are divided into the following series, which are available for purchase by the Company for the Accounts:  with two classes of Shares (Class I-2 and Class S Shares) Alger Capital Appreciation Portfolio, Alger Large Cap Growth Portfolio, Alger Mid Cap Growth Portfolio, and Alger Small Cap Growth Portfolio; and with one class of Shares (Class S Shares) Alger Balanced Portfolio, Alger Growth & Income Portfolio, and Alger SMid Cap Growth Portfolio;

            WHEREAS, the Trust has received an order from the Commission, dated February 17, 1989 (File No. 812-7076), granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Portfolios of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the "Shared Funding Exemptive Order");

            WHEREAS, the Company has registered or will register under the 1933 Act certain variable life insurance policies and variable annuity contracts to be issued by the Company under which the Portfolios are to be made available as investment vehicles (the "Contracts");

            WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act unless an exemption from registration under the 1940 Act is available and the Trust has been so advised;

            WHEREAS, the Company desires to use shares of the specified class or classes of the portfolios indicated on Schedule A (the “Portfolios”) as investment vehicles for the Accounts;

            NOW THEREFORE, in consideration of their mutual promises, the parties agree as follows:

ARTICLE I.

Purchase and Redemption of Trust Portfolio Shares

 1.1.     The Trust hereby appoints the Company as an agent of the Trust for the limited purpose of receiving purchase and redemption requests on behalf of the Account for shares of those Portfolios made available hereunder, based on allocations of amounts to the Account or subaccounts thereof under the Contracts and other transactions relating to the Contracts or the Account.  Receipt and acceptance of any such request (or relevant transactional information therefor) on any day the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC (a “Business Day”) by the Company as such limited agent of the Trust prior to the time that the Trust ordinarily calculates its net asset value as described from time to time in the Trust’s statutory prospectus, as such term is defined in Rule 498 under the 1933 Act (which as of the date of execution of this Agreement is 4:00 p.m. Eastern Time) shall constitute receipt and acceptance by the Trust on that same Business Day, provided that the Trust or its designated agent receives notice of such request by 9:30 a.m. Eastern Time on the next following Business Day, or, if the parties agree to communicate, process and settle purchase and redemption transactions for Portfolio shares via the Trust/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Trust/SERV.   “Trust/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration.  “Networking” shall mean NSCC’s system that allows mutual funds and life insurance companies to exchange account level information electronically.

 1.2.     The Trust shall make shares of a specified class or classes of the Portfolios available to the Accounts at the net asset value next computed after receipt of a purchase order by the Trust (or its agent), as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio purchase procedures.  The Company will transmit orders from time to time to the Trust for the purchase and redemption of shares of the Portfolios.  The Trustees of the Trust (the "Trustees") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Trustees acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, such action is deemed in the best interests of the shareholders of such Portfolio.

 1.3.     The Company shall pay for the purchase of shares of a Portfolio on behalf of an Account with federal funds to be transmitted by wire to the Trust, with the reasonable expectation of receipt by the Trust by 2:00 p.m. Eastern Time on the next Business Day after the Trust (or its agent) receives the purchase order.  Upon receipt by the Trust of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Trust for this purpose.

1.4.      The Trust will redeem for cash any full or fractional shares of any Portfolio, when requested by the Company on behalf of an Account, at the shares’ net asset value next computed after receipt by the Trust (or its agent) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio redemption procedures.  The Trust shall make payment for such shares in the manner established from time to time by the Trust.  Proceeds of redemption with respect to a Portfolio will normally be paid to the Company for an Account in federal funds transmitted by wire to the Company by order of the Trust with the reasonable expectation of receipt by the Company by 2:00 p.m. Eastern time on the next Business Day after the receipt by the Trust (or its agent) of the request for redemption.

 1.5.     Payments for the purchase of shares of the Trust's Portfolios by the Company under Section 1.3 and payments for the redemption of shares of the Trust's Portfolios under Section 1.4 on any Business Day may be netted against one another for the purpose of determining the amount of any wire transfer.

 1.6.     Issuance and transfer of the Trust's Portfolio shares will be by book entry only.  Stock certificates will not be issued to the Company or the Accounts.  Portfolio Shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

 1.7.     The Trust shall furnish, on or before the ex-dividend date, notice to the Company of any income dividends or capital gain distributions payable on the applicable class of shares of any Portfolio of the Trust.  The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of the same class of that Portfolio.  The Trust shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

 1.8.     The Trust shall calculate the net asset value of each class of each Portfolio on each Business Day, as defined in Section 1.3.  The Trust shall make the net asset value per share for each class of each Portfolio available to the Company or its designated agent on a daily basis as soon as reasonably practical after the net asset values are calculated and shall use its best efforts to make such net asset values are available to the Company by 6:30 p.m. Eastern time each Business Day.  In the event the Fund is unable to make the 6:30 p.m. deadline stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of shares.  Such additional time shall be equal to the additional time which the Fund takes to make the net asset value available to the Company.  Any material error in the calculation or reporting of the net asset value per share shall be reported immediately upon discovery to the Company.  In such event the Company shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct net asset value per share and the Trust shall bear the cost of correcting such errors. Any error of a lesser amount shall be corrected in the next Business Day’s net asset value per share.

 1.9.     The Trust agrees that its Portfolio shares will be sold only to Participating Insurance Companies and their segregated asset accounts, to the Fund Sponsor or its affiliates and to such other entities as may be permitted by Section 817(h) of the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations thereunder, or judicial or administrative interpretations thereof.  No shares of any Portfolio will be sold directly to the general public.  The Company agrees that it will use Trust shares only for the purposes of funding the Contracts through the Accounts listed in Schedule A, as amended from time to time.

 1.10.   The Trust agrees that all Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding materially to those contained in Section 2.11 and Article IV of this Agreement.

ARTICLE II.

Obligations of the Parties

 2.1.     The Trust shall prepare and be responsible for filing with the Commission and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Trust.  The Trust shall bear the costs of registration and qualification of shares of the Portfolios, preparation and filing of the documents listed in this Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its shares.

 2.2.     The Company shall distribute such prospectuses, proxy statements and periodic reports of the Trust to the Contract owners as required to be distributed to such Contract owners under applicable federal or state law.

 2.3.     The Trust shall provide such documentation (including a final copy of the Trust's prospectus as set in type or in camera-ready copy) and other assistance as is reasonably necessary in order for the Company to print together in one document the current prospectus for the Contracts issued by the Company and the current prospectus for the Trust.  Notwithstanding the foregoing, the decision to print prospectuses together in one document, or to print them individually, is solely within the discretion of the Company.  The Trust shall bear the expense of printing copies of its current prospectus that will be distributed to existing Contract owners, and the Company shall bear the expense of printing copies of the Trust's prospectus that are used in connection with offering the Contracts issued by the Company.  If the Trust provides summary prospectuses, as that term is defined in Rule 498 under the 1933 Act, to the Company, it still must also provide statutory prospectuses, as that term is defined in Rule 498, to the Company.  If provided with summary prospectuses, the Company, in its sole discretion, reserves the right to deliver the statutory prospectus(es) for the Trust in place of the summary prospectuses.

2.4.      The Trust and the Distributor shall provide (1) at the Trust's expense, one copy of the Trust's current Statement of Additional Information ("SAI") to the Company and to any Contract owner who requests such SAI, (2) at the Company's expense, such additional copies of the Trust's current SAI as the Company shall reasonably request and that the Company shall require in accordance with applicable law in connection with offering the Contracts issued by the Company.  The Distributor shall make electronic delivery of Trust Prospectuses and Statements, Alternative Disclosure Statements (if any), periodic reports and proxy solicitation materials available to shareholders in accordance with applicable laws and regulations.  The Company shall use its best efforts to encourage its clients who buy portfolio shares to receive such materials electronically.  These efforts shall include, but not be limited to, obtaining such client consent to electronic delivery as is required by law, rule or regulation, and participating in the Investor Communication Services Electronic Delivery program or other suitable electronic delivery program.

 2.5.     The Trust, at its expense, shall provide the Company with copies of its proxy material, periodic reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably require for purposes of distributing to Contract owners.  The Trust, at the Company's expense, shall provide the Company with copies of its periodic reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably request for use in connection with offering the Contracts issued by the Company.  If requested by the Company in lieu thereof, the Trust shall provide such documentation (including a final copy of the Trust's proxy materials, periodic reports to shareholders and other communications to shareholders, as set in type or in camera-ready copy) and other assistance as reasonably necessary in order for the Company to print such shareholder communications for distribution to Contract owners.

2.6.      The Company agrees and acknowledges that the Distributor is the sole owner of the name and mark "Alger" and that all use of any designation comprised in whole or part of such name or mark under this Agreement shall inure to the benefit of the Distributor.  Except as provided in Sections 2.4 and 2.5, the Company shall not use any such name or mark on its own behalf or on behalf of the Accounts or Contracts in any registration statement, advertisement, sales literature or other materials relating to the Accounts or Contracts without the prior written consent of the Distributor.

 2.7.     The Company shall furnish, or cause to be furnished, to the Trust or its designee a copy of each Contract prospectus and/or statement of additional information describing the Contracts, each report to Contract owners, proxy statement, application for exemption or request for no-action letter in which the Trust or the Distributor is named contemporaneously with the filing of such document with the Commission.  The Company shall furnish, or shall cause to be furnished, to the Trust or its designee each piece of sales literature or other promotional material in which the Trust or the Distributor is named, at least five Business Days prior to its use.  No such material shall be used if the Trust or its designee reasonably objects to such use within three Business Days after receipt of such material.

 2.8.     The Company shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust or the Distributor in connection with the sale of the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), annual and semi-annual reports of the Trust, Trust-sponsored proxy statements, or in sales literature or other promotional material approved by the Trust or its designee, except as required by legal process or regulatory authorities or with the prior written permission of the Trust, the Distributor or their respective designees.  The Trust and the Distributor agree to respond to any request for approval on a prompt and timely basis.  The Company shall adopt and implement procedures reasonably designed to ensure that "broker only" materials including information therein about the Trust or the Distributor are not distributed to existing or prospective Contract owners.

 2.9.     The Trust shall use its best efforts to provide the Company, on a timely basis, with such information about the Trust, the Portfolios and the Distributor, in such form as the Company may reasonably require, as the Company shall reasonably request in connection with the preparation of registration statements, prospectuses and annual and semi-annual reports pertaining to the Contracts.

 2.10.   The Trust and the Distributor shall not give, and agree that no affiliate of either of them shall give, any information or make any representations or statements on behalf of the Company or concerning the Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Contracts (as such registration statement and prospectus may be amended or supplemented from time to time), or in materials approved by the Company for distribution including sales literature or other promotional materials, except as required by legal process or regulatory authorities or with the prior written permission of the Company.  The Company agrees to respond to any request for approval on a prompt and timely basis.

2.11.   To the extent required by Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or Rule 6e-2 or Rule 6e-3(T) thereunder, other applicable law, or by regulatory order, whenever the Trust shall have a meeting of shareholders of any series or class of shares, the Company shall:

•        solicit voting instructions from Contract owners;

•        vote Trust shares held in each Account at such shareholder meetings in accordance with instructions received from Contract owners;

•        vote Trust shares held in each Account for which it has not received timely instructions in the same proportion as it votes the applicable series or class of Trust shares for which it has received timely instructions; and

•        vote Trust shares held in its general account in the same proportion as it votes the applicable series or class of Trust shares held by the Accounts for which it has received timely instructions.

Except with respect to matters as to which the Company has the right under Rule 6e-2 or Rule 6e-3(T) under the 1940 Act, to vote Trust shares without regard to voting instructions from Contract owners, neither the Company nor any of its affiliates will recommend action in connection with, or oppose or interfere with, the actions of the Trust Board to hold shareholder meetings for the purpose of obtaining approval or disapproval from shareholders (and, indirectly, from Contract owners) of matters put before the shareholders.  The Company shall be responsible for assuring that it calculates voting instructions and votes Trust shares at shareholder meetings in a manner consistent with other Participating Insurance Companies.  The Trust shall notify the Company of any material changes to the Shared Funding Exemptive Order or conditions.  Notwithstanding the foregoing, the Company reserves the right to vote Trust shares held in any segregated asset account in its own right, to the extent permitted by law.

2.12.    The Company and the Trust will each provide to the other information about the results of any regulatory examination relating to the Contracts or the Trust, including relevant portions of any "deficiency letter" and any response thereto.

2.13.    No compensation shall be paid by the Trust to the Company, or by the Company to the Trust, under this Agreement (except for specified expense reimbursements).   However, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust, the Accounts or both, if so specified in Schedule B hereto.

ARTICLE III.

Representations and Warranties

 3.1.     The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of Iowa and that it has legally and validly established each Account as a segregated asset account under such law as of the date set forth in Schedule A, and that Midland National Life, the principal underwriter for the Contracts, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of Financial Industry Regulatory Authority (“FINRA”).

 3.2.     The Company represents and warrants that it has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act and cause each Account to remain so registered to serve as a segregated asset account for the Contracts, unless an exemption from registration is available.

 3.3.     The Company represents and warrants that the Contracts will be registered under the 1933 Act, unless an exemption from registration is available, prior to any issuance or sale of the Contracts; the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and the sale of the Contracts shall comply in all material respects with state insurance law suitability requirements.

 3.4.     The Trust represents and warrants that it is duly organized and validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and the rules and regulations thereunder.

3.5.      The Trust and the Distributor represent and warrant that the Portfolio shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and sold in accordance with all applicable federal and state laws, and the Trust shall be registered under the 1940 Act prior to and at the time of any issuance or sale of such shares.  The Trust shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.  The Trust shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust.

 3.6.     The Trust represents and warrants that it will invest the assets of each Portfolio in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions).  Without limiting the scope of the foregoing, the Trust represents and warrants that each Portfolio has complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation §1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulation.  The Trust will make every reasonable effort (a) to notify the Company immediately upon having a reasonable basis for believing that a breach of this Section 3.6 has occurred, and (b) in the event of such a breach, to adequately diversify the Portfolio so as to achieve compliance within the grace period afforded by Treasury Regulation §1.817-5.

 3.7.     The Trust represents and warrants that it is currently qualified as a "regulated investment company" under Subchapter M of the Code, that it will make every effort to maintain such qualification and will notify the Company immediately upon having a reasonable basis for believing it has ceased to so qualify or might not so qualify in the future.

 3.8.     The Trust represents and warrants that it, its directors, officers, employees and others dealing with the money or securities, or both, of a Portfolio shall at all times be covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than the minimum coverage required by Rule 17g-1 or other applicable regulations under the 1940 Act.  Such bond shall include coverage for larceny and embezzlement and be issued by a reputable bonding company.

 3.9.     The Distributor represents that it is duly organized and validly existing under the laws of the State of Delaware and that it is registered, and will remain registered, during the term of this Agreement, as a broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of FINRA.

3.10     The Distributor represents and warrants that shares of the Portfolios (i) shall be offered and sold in compliance in all material respects with applicable federal securities laws, (ii) are offered and sold only to Participating Insurance Companies and their separate accounts and to persons or plans that communicate to the Fund that they qualify to purchase shares of the Designated Portfolios under Section 817(h) of the Code and the regulations thereunder without impairing the ability of the Account to consider the portfolio investments of the Designated Portfolios as constituting investments of the Account for the purpose of satisfying the diversification requirements of Section 817(h) (“Qualified Persons”), and (iii) are registered and qualified for sale in accordance with the laws of the various states to the extent required by applicable law.

3.11     Each of the Trust and the Company represents and warrants that, in connection with any use of summary prospectuses, as such term is defined in Rule 498 under the 1933 Act, for the Portfolios, it will comply with Rule 498.  The Trust further represents and warrants that, to the extent that it provides the Company with summary prospectuses, it will maintain a website that is in compliance with all applicable requirements of Rule 498, such that the Trust may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

                                                                  ARTICLE IV.

Potential Conflicts

4.1.      The parties acknowledge that a Portfolio's shares may be made available for investment to other Participating Insurance Companies.  In such event, the Trustees will monitor the Trust for the existence of any material irreconcilable conflict between the interests of the contract owners of all Participating Insurance Companies.  A material irreconcilable  conflict may arise for a variety of reasons, including:  (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; or (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners.  The Trust shall promptly inform the Company of any determination by the Trustees that a material irreconcilable conflict exists and of the implications thereof.

4.2.      The Company agrees to report promptly any potential or existing conflicts of which it is aware to the Trustees.  The Company will assist the Trustees in carrying out their responsibilities under the Shared Funding Exemptive Order by providing the Trustees with all information reasonably necessary for and requested by the Trustees to consider any issues raised.  All communications from the Company to the Trustees may be made in care of the Trust.

 4.3.     If it is determined by a majority of the disinterested Trustees, that a material irreconcilable conflict exists that affects the interests of contract owners, the Company shall, in cooperation with other Participating Insurance Companies whose contract owners are also affected, at its own expense and to the extent reasonably practicable (as determined by the Trustees) take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps could include:  (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting the question of whether or not such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

4.4.      If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six (6) months after the Trustees inform the Company in writing that the Trust has determined that such decision has created a material irreconcilable conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees.  Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

  4.5.    For purposes of Section 4.3 through 4.5 of this Agreement, a majority of the disinterested Trustees shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Trust be required to establish a new funding medium for any Contract.  The Company shall not be required to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the material irreconcilable conflict.  In the event that the Trustees determine that any proposed action does not adequately remedy any material irreconcilable conflict, then the Company will withdraw the Account's investment in the Trust and terminate this Agreement within six (6) months after the Trustees inform the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

 4.6.     The Company shall at least annually submit to the Trustees such reports, materials or data as the Trustees may reasonably request so that the Trustees may fully carry out the duties imposed upon them by the Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if reasonably deemed appropriate by the Trustees.

 4.7.     If and to the extent that Rule 6e-3(T) is amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-3(T), as amended, or Rule 6e-3, as adopted, to the extent such rules are applicable.

ARTICLE V.

Compliance

5.1.      The Trust, the Distributor and the Company shall comply with all applicable federal and state laws, rules, and regulations, in conducting their activities.

5.2.      Upon request, the Distributor will inform the Company as to the states and jurisdictions which, to the best information and belief of the Distributor, the shares of the Trust have been registered for sale or are exempt from the requirement of the respective securities laws of such states and jurisdictions.  The Distributor assumes no responsibility or obligation as to the Company’s right to sell shares of the Trust in any state or jurisdiction.

5.3.      The parties each acknowledge that certain information made available to the other party hereunder may be deemed nonpublic personal information under federal or state privacy laws (as amended) and the rules and regulations promulgated thereunder (collectively, the "Privacy Laws").  The parties hereby agree (a) not to disclose or use such information except as required to carry out their respective duties under this Agreement or as otherwise permitted by the Privacy Laws in their ordinary course of business; (b) to establish and maintain written procedures reasonably designed to assure the security and privacy of all such information and (c) to cooperate with each other and provide reasonable assistance in ensuring compliance with such Privacy Laws to the extent applicable to either or both of the parties.  The obligations contained in this Section 5.3 shall survive the termination of this Agreement.

5.4.      To the extent applicable to such party, each party shall comply with Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, as amended, and the rules promulgated thereunder, and all federal, state, self-regulatory organization and Commission anti-money laundering laws, rules, and regulations.

5.5.      The parties acknowledge that neither the Distributor nor the Trust shall compensate the Company for promoting or selling the shares of the Trust by having the Trust’s portfolio securities transactions or any form of remuneration resulting from such transactions directed to the Company or the underwriter for the Contracts.  Each party further agrees that it has not entered into any agreement with or on behalf of the Trust pursuant to which the Trust or any affiliate is expected to direct portfolio transactions or remuneration received in connection therewith to any party to compensate that party for promoting or selling shares of the Trust.  The Trust has implemented policies and procedures reasonably designed to ensure compliance with Rule 12b-1(h) under the 1940 Act.

5.6.      The Company agrees that it will make no offers or sales of shares of the Trust in any foreign jurisdiction, except with the express written consent of the Distributor.

5.7.      The Company agrees to notify the Distributor within a reasonable time of any claim or complaint or any enforcement action or other proceeding with respect to shares of the Trust offered hereunder against the Company or its affiliates, employees or agents.  The Company agrees to cooperate with the Distributor in resolving any such customer complaint.  The Company further agrees to cooperate in any regulatory examination of the Distributor to the extent that examination involves the Agreement or the Company’s sales of shares of the Trust.

ARTICLE VI.

Frequent or Disruptive Trading in Shares

6.1.      The Trust has adopted written policies and procedures reasonably designed to detect and prevent frequent and/or disruptive trading in shares of the Trust.  The Company agrees to cooperate with the Distributor to effect the Trust’s policies and procedures as follows:

6.2.      The Company agrees, upon written request, to provide the following information to the Distributor, or its designee:

(i)         the taxpayer identification number (“TIN”) of all Contract holders that purchased, redeemed, transferred or exchanged shares of the Trust through an account maintained by the Company during the period covered by the request;

(ii)                the amount, date, name or other identifier of any investment professional associated with the Contract holder account of such Contract holder purchases, redemptions, transfers and exchanges;

(iii)       the transaction type of every purchase, redemption, transfer or exchange of shares of the Trust held through the Company during the period covered by the request (however, unless otherwise specifically requested by the Distributor, the Company shall only be required to provide information relating to Contract holder-initiated transactions; and

(iv)       any other data mutually agreed upon in writing.

6.3.      Requests to provide information shall set forth the specific period for which transaction information is sought.  However, unless otherwise agreed to by the Company, any such request shall not cover a period of more than ninety (90) consecutive business days and the Company shall not be required to provide such Contract holder information more frequently than daily.

The Company agrees to transmit the requested information described in Section 6.2 above, to the extent such information is contained in the Company’s books and records, to the Distributor or its designee promptly, but in any event not later than ten (10) business days, after receipt of the request.  If the requested information is not contained in the Company’s books and records, the Company agrees to use reasonable efforts to promptly obtain and transmit the requested information.

The requests in Section 6.2 shall be made no more frequently than quarterly except as the Trust deems necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the shares issued by the Trust.

6.4.      To the extent reasonably practicable, the format for any transaction information provided to the Distributor by the Company should be consistent with the NSCC Standardized Data Reporting Format.  The Company shall inform the Distributor as soon as practicable if the format of the transaction information changes.

6.5.      The Distributor and the Trust specifically agree not to use the information received under Section 6.2 for marketing or any other similar purpose and will only use the information as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

6.6.      The Company agrees to take reasonable steps to execute written instructions from the Distributor to restrict or prohibit further purchases or exchanges of shares of the Trust by a Contract holder who has been identified by the Distributor as having engaged in transactions of the Trust’s shares (directly or indirectly through the Company’s account) that violate policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding shares of the Trust.  Unless otherwise directed by the Distributor, any such restrictions or prohibitions shall only apply to Contract holder-initiated transactions.  Instructions must include the following:

•                    the TIN; and

•                    the specific restriction(s) to be executed, including the length of time such restriction shall remain in place.

The Company agrees to use reasonable efforts to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions.  The Company shall provide written confirmation to the Distributor as soon as reasonably practicable that instructions have been executed.

ARTICLE VII.

Indemnification

 7.1.     Indemnification By the Company.  The Company agrees to indemnify and hold harmless the Distributor, the Trust and each of its Trustees, officers, employees and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 7.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:

                        (a)        arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in a registration statement or prospectus for the Contracts or in the Contracts themselves or in sales literature generated or approved by the Company on behalf of the Contracts or Accounts (or any amendment or supplement to any of the foregoing) (collectively, "Company Documents" for the purposes of this Article VII), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Company by or on behalf of the Trust for use in Company Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                        (b)        arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined in Section 7.2(a)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Portfolio shares; or

                        (c)        arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Trust Documents as defined in Section 7.2(a) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of the Company; or

                        (d)        arise out of or result from any failure by the Company to provide the services or furnish the materials required under the terms of this Agreement; or

                        (e)        arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

                        (f)         arise out of or result from the provision by the Company to the Trust of insufficient or incorrect information regarding the purchase or sale of shares of any Portfolio, or the failure of the Company to provide such information on a timely basis.

 7.2.     Indemnification by the Distributor.  The Distributor agrees to indemnify and hold harmless the Company and each of its directors, officers, employees, and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for the purposes of this Section 7.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Distributor, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:

                        (a)        arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Trust (or any amendment or supplement thereto) (collectively, "Trust Documents" for the purposes of this Article VII), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Distributor or the Trust by or on behalf of the Company for use in Trust Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                        (b)        arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Company Documents) or wrongful conduct of the Distributor or persons under its control, with respect to the sale or acquisition of the Contracts or Portfolio shares; or

                        (c)        arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Company Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Trust; or

                        (d)        arise out of or result from any failure by the Distributor or the Trust to provide the services or furnish the materials required under the terms of this Agreement (including a failure of the Trust, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Sections 3.6 and 3.7 of this Agreement); or

                        (e)        arise out of or result from any material breach of any representation and/or warranty made by the Distributor or the Trust in this Agreement or arise out of or result from any other material breach of this Agreement by the Distributor or the Trust; or

                        (f)         arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

7.3.      Indemnification by the Trust.  The Trust agrees to indemnify and hold harmless the Company and each of its directors, officers, employees, and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for the purposes of this Section 7.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:

                        (a)        arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Trust (or any amendment or supplement thereto) (collectively, "Trust Documents" for the purposes of this Article VII), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Distributor or the Trust by or on behalf of the Company for use in Trust Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                        (b)        arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Company Documents) or wrongful conduct of the Trust or persons under its control, with respect to the sale or acquisition of the Contracts or Portfolio shares; or

                        (c)        arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Company Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Trust; or

                        (d)        arise out of or result from any failure by the Trust to provide the services or furnish the materials required under the terms of this Agreement (including a failure of the Trust, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Sections 3.6 and 3.7 of this Agreement); or

                        (e)        arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement or arise out of or result from any other material breach of this Agreement by the Trust; or

(f)         arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

7.4.      None of the Company, the Trust or the Distributor shall be liable under the indemnification provisions of Sections 7.1, 7.2, or 7.3, as applicable, with respect to any Losses incurred or assessed against an Indemnified Party that arise from such Indemnified Party's willful misfeasance, bad faith or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

 7.5.     None of the Company, the Trust or the Distributor shall be liable under the indemnification provisions of Sections 7.1, 7.2, or 7.3, as applicable, with respect to any claim made against an Indemnified party unless such Indemnified Party shall have notified the other party in writing within a reasonable time after the summons, or other first written notification, giving information of the nature of the claim that has been served upon or otherwise received by such Indemnified Party (or after such Indemnified Party shall have received notice of service upon or other notification to any designated agent), but failure to notify the party against whom indemnification is sought of any such claim shall not relieve that party from any liability which it may have to the Indemnified Party  in the absence of Sections 7.1, 7.2, or 7.3.

 7.6.     In case any such action is brought against an Indemnified Party, the indemnifying party shall be entitled to participate, at its own expense, in the defense of such action.  The indemnifying party also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action.  After notice from the indemnifying party to the Indemnified Party of an election to assume such defense, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to the Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

ARTICLE VIII.

Termination

 8.1.     This Agreement shall terminate:

                        (a)        at the option of any party upon 60 days’ advance written notice to the other parties, unless a shorter time is agreed to by the parties;

                        (b)        at the option of the Trust or the Distributor if the Contracts issued by the Company cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code or if the Contracts are not registered, issued or sold in accordance with applicable state and/or federal law; or

                        (c)        at the option of any party upon a determination by a majority of the disinterested Trustees of the Trust that a material irreconcilable conflict exists; or

                        (d)        at the option of the Company upon institution of formal proceedings against the Trust or the Distributor by FINRA, the Commission, or any state securities or insurance department or any other regulatory body regarding the Trust's or the Distributor's duties under this Agreement or related to the sale of Trust shares or the operation of the Trust; or

                        (e)        at the option of the Company if the Trust or a Portfolio fails to meet the diversification requirements specified in Section 3.6 hereof; or

                        (f)         at the option of the Company if shares of the Series are not reasonably available to meet the requirements of the Variable Contracts issued by the Company, as determined by the Company, and upon prompt notice by the Company to the other parties; or

                        (g)        at the option of the Company in the event any of the shares of the Portfolio are not registered, issued or sold in accordance with applicable state and/or federal law, or such law precludes the use of such shares as the underlying investment media of the Variable Contracts issued or to be issued by the Company; or

                        (h)        at the option of the Company, if the Portfolio fails to qualify as a Regulated Investment Company under Subchapter M of the Code; or

                        (i)         at the option of the Distributor if it shall determine in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity.

 8.2.     Notwithstanding any termination of this Agreement, the Trust and the Distributor shall, at the option of the Company, continue to make available additional shares of the Trust pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”), unless the Distributor requests that the Company seek an order pursuant to Section 26(c) of the 1940 Act to permit the substitution of other securities for the shares of the Designated Portfolios. The Distributor agrees to split the cost of seeking such an order, and the Company agrees that it shall reasonably cooperate with the Distributor and seek such an order upon request.  Specifically, the owners of the Existing Contracts may be permitted to reallocate investments in the Trust, redeem investments in the Trust and/or invest in the Trust upon the making of additional purchase payments under the Existing Contracts (subject to any such election by the Distributor).  The parties agree that this Section 10.2 shall not apply to any terminations under Article IV and the effect of such Article IV terminations shall be governed by Article IV of this Agreement.

 8.3.     The provisions of Article VII and Section 5.3 shall survive the termination of this Agreement, and the provisions of Article IV and Section 2.9 shall survive the termination of this Agreement as long as shares of the Trust are held on behalf of Contract owners in accordance with Section 8.2.

ARTICLE IX.

Notices

            Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                        If to the Trust:

The Alger Portfolios

111 Fifth Avenue

3rd Floor

New York, NY 10003

Attn: General Counsel

                        If to the Distributor:

Fred Alger & Company, Incorporated

111 Fifth Avenue

3rd Floor

                        New York, NY 10003

                        Attn: General Counsel

If to the Company:

                        Midland National Life

                        4546 Corporate Dr.

                        Suite 100

                        West Des Moines, IA 50266

                        Attn:  Bill Lowe

ARTICLE X.

Miscellaneous

 10.1.   The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

 10.2.   This Agreement may be executed in two or more counterparts, each of which taken together shall constitute one and the same instrument.

 10.3.   If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

 10.4.   This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.  It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder and to any orders of the Commission granting exemptive relief therefrom and the conditions of such orders.  Copies of any such orders shall be promptly forwarded by the Trust to the Company.

 10.5.   All liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and  no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

 10.6.   Each party shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Commission, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

 10.7.   The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

 10.8.   This Agreement shall not be exclusive in any respect.

 10.9.   Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other party.

10.10.  No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.

            IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Participation Agreement as of the date and year first above written.

                                                                                    Fred Alger & Company, Incorporated

                                                                                    By:_________________________________

                                                                                    Name:

                                                                                    Title:

                                                                                    The Alger Portfolios

                                                                                    By:_________________________________

                                                                                    Name:

                                                                                    Title:

                                                                                    Midland National Life

                                                                                                                                                                                                                                                By:_______________________________

                                                                                    Name:  Bill Lowe

                                                                                    Title:  President

SCHEDULE  A

The Alger Portfolios:

            Alger Capital Appreciation Portfolio Class I-2 and Class S

Alger Large Cap Growth Portfolio Class I-2 and Class S

            Alger Mid Cap Growth Portfolio Class I-2 and Class S

            Alger Small Cap Growth Portfolio Class I-2 and Class S

            Alger Balanced Portfolio Class I-2

            Alger Growth & Income Portfolio Class I-2

            Alger SMid Cap Growth Portfolio Class I-2

The Accounts:

            Midland National Life Insurance Company Separate Account C, dated 03/19/91

SCHEDULE  B

Compensation for Promotion, Marketing, and Administrative Services:

In compensation for services rendered to shareholders of Class S Shares of the Portfolios, the Distributor will pay the Company a Services Fee in the amount of 0.25% of the average daily net assets of the Portfolios held by the Company’s separate accounts.  This fee is intended to compensate the Company for providing certain services for the Portfolios, including promotion, marketing, administration, and/or retention of assets retained in the Portfolios.  The services the Company provides include, but are not limited to, the services listed below.

(1)  providing sub-accounting services with respect to Shares beneficially owned by clients, including maintaining records of dates and prices for all share transactions;

(2) assisting in aggregating and processing purchases, exchange and redemption transactions;

(3) transmitting and receiving funds in connection with clients’ orders to purchase, exchange or redeem Shares;

(4) verifying and guaranteeing client signatures in connection with redemption orders, transfers among and changes in client accounts;

(5) providing periodic statements showing a client's account balances and, to the extent practicable, integration of such information with information concerning other client transactions otherwise effected with or through Company;

(6) furnishing on behalf of Distributor (either separately or on an integrated basis with other reports sent to a client by Company) periodic statements and confirmations of all purchases, exchanges and redemptions of Shares in a client's account required by applicable federal or state law, all such confirmations and statements to conform to Rule 10b-10 under the Securities Exchange Act of 1934 or any other rules pertaining to the provision of confirmations to investors of open-end investment companies that may be promulgated from time to time and other applicable federal or state law;

(7) preparing and delivering on behalf of Distributor (either separately or on an integrated basis with other reports sent to a client by Company) to client and to appropriate regulatory authorities required tax information relating to the accounts;

(8) transmitting proxy statements, annual reports,  prospectuses and other communications from the Funds to clients as required;

(9) receiving, tabulating and transmitting to the Distributor proxies executed by clients with respect to annual and special meetings of shareholders of the Portfolios;

(10) providing reports (at least monthly, but more frequently if so requested by the Distributor) containing state-by-state listings of the principal residences of the beneficial owners of the Shares;

(11) disbursing Portfolio dividends and distributions to clients or providing for their reinvestment into Fund shares;

(12)  assisting Distributor in identifying market timers and in enforcing the Portfolios’ market timing policies as described in the Portfolios’ Prospectus;

(13) as applicable, perform any and all duties, procedures and responsibilities established by the NSCC applicable to the Fund/SERV system and Networking arrangements;

(14) sponsoring meetings to train and educate wholesalers and selling agents about the Contracts, including the Portfolios;

(15) facilitating meetings and communications regarding the Portfolios with the Company’s operational support personnel;

(16) providing opportunities to participate in conferences, meetings, and due diligence trips as agreed by the parties;

(17) facilitating meetings, access, and communications regarding the Portfolios with the Company’s sales representatives, branches, and regional managers;

(18) providing access to the Company’s sales platform, network, or program;

(19) providing access to home office and product personnel; and

(20) providing or arranging for the provision of such other related services as the Distributor or a client may reasonably request.

The minimum quarterly Services Fee payable by the Distributor is $25.  If fees due to the Company during a quarter total are less than the $25 minimum payment, the Company will not be paid for providing services for that quarter.

If the Company is compensated at a lower rate than the compensation stated herein, but fails to alert the Distributor within twelve months of a lower payment, the Distributor will not adjust the Company’s compensation retroactively.

The fee will be calculated by the Distributor as an annualized percentage of the average aggregate amount invested in the Portfolios for the applicable calendar quarter. The average aggregate amount will be computed by totaling the aggregate investment (net asset value multiplied by total number of Portfolio shares held in the Company’s separate accounts) on each calendar day during the calendar quarter and dividing by the total number of calendar days during the calendar quarter.  If requested by the Company, any payment will be accompanied by a statement showing the calculation of the amount being paid for the relevant quarter and such other supporting data as may be reasonably requested by the Company.

The fee will be paid to the Company by federal funds wire as soon as practicable, but no later than 60 days after the end of the calendar quarter, to:

Bank: Wells Fargo Bank NA A

Account Name: Midland National Life Insurance Company

Account Number: 0830011332

Attention: Theresa Kuiper

Notification of wire transfers will be provided by e-mail or fax to:

[Separate Account Accounting]

E-mail: tkuiper@sfgmembers.com

Fax:  605-373-2718

or to such other person, address, facsimile numbers, or accounts as the Company may subsequently direct in writing.

Upon termination of the Agreement before the end of any calendar quarter, the fee will be prorated according to the proportion which the period bears to the full quarter and will be payable upon the date of termination.

FUND PARTICIPATION AGREEMENT

This Agreement is entered into as of the [●]th day of  [●], 2011 between MIDLAND NATIONAL LIFE INSURANCE COMPANY, on behalf of one or more separate accounts, a life insurance company organized under the laws of the State of Iowa, ("Insurance Company"), and CALVERT VARIABLE SERIES, INC.,  a Maryland corporation, ("CVS"), CALVERT VARIABLE PRODUCTS, INC.), a Maryland corporation (“CVP”), and CALVERT INVESTMENT DISTRIBUTORS, INC., a Delaware corporation, (“CID”).

Article  I

DEFINITIONS

1.1.            "1933 Act" shall mean the Securities Act of 1933, as amended.

1.2.            "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

1.3.            "1940 Act" shall mean the Investment Company Act of 1940, as amended.

1.4.            "Board" shall mean the Board of Directors of the Fund having the responsibility for management and control of the Fund.

1.5.            "Business Day" shall mean, with respect to any Portfolio, any day for which the Fund calculates net asset value per share of such Portfolio as described in the Fund's Prospectus.

1.6.            "Commission" shall mean the Securities and Exchange Commission.

1.7.            "Contract" shall mean a variable annuity or variable life insurance contract issued by Insurance Company that uses one or more Portfolios of the Fund as an underlying investment medium. Individuals who participate under a group Contract are "Participants".

1.8.            "Contractholder" shall mean any person or entity that is a party to a Contract with  Insurance Company.

1.9.            "Disinterested Board Members" shall mean those directors of the Board that are not deemed to be "interested persons" of the Fund, as defined by the 1940 Act.

1.10.        "Fund" shall mean, (i) with respect to those Portfolios listed in Section A of Schedule A, CVS and (ii) with respect to those Portfolios listed in Section B of Schedule A, CVP.

1.11.        "Participating Companies" shall mean any insurance company (including Insurance Company), which offers variable annuity and/or variable life insurance contracts to the public (“Participating Contracts”) and which has entered into an agreement with the Fund for the purpose of making Portfolio Shares available to serve as the underlying investment medium for the aforesaid Participating Contracts.  “Participating Contractholder” shall mean any person or entity that is a party to a Participating Contract.

1.12.        "Plans" shall mean qualified pension and retirement benefit plans.

1.13.        "Portfolio" shall mean any portfolio of a Fund listed on Schedule A, as amended from time to time.

1.14.        "Prospectus" shall mean, with respect to any Portfolio, the current Statutory Prospectus, current Summary Prospectus and the statement of additional information applicable to such Portfolio, and any amendment or supplement thereto, as most recently filed with the Commission.

1.15.        "Separate Account" shall mean those separate accounts listed on Schedule B, which have been established by Insurance Company in accordance with the laws of the State of Iowa.

1.16.        "Shares" shall mean, with respect to any Portfolio, the shares issued by such Portfolio.

1.17.        "Software Program" shall mean the software program used by the Fund or its agent(s) for providing Fund and account balance information including net asset value per share.

1.18.        "Statutory Prospectus" shall have the same meaning as set forth in Rule 498 of the 1933 Act.

1.19.        "Summary Prospectus" shall have the same meaning as set forth in Rule 498 of the 1933 Act.

1.20.        "Insurance Company's General Account(s)" shall mean the general account(s) of Insurance Company and its affiliates that invest in the Fund (if any).

ARTICLE  II

REPRESENTATIONS

2.1              Insurance Company represents and warrants that (a) it is an insurance company duly organized and in good standing under applicable law; (b) it has legally and validly established each Separate Account pursuant to the Iowa Insurance Code for the purpose of offering to the public certain individual and/or group variable annuity contracts; (c) it has registered each Separate Account as a unit investment trust under the 1940 Act to serve as the segregated investment account for the Participating Contracts; (d) each Separate Account is eligible to invest in shares of the Fund without such investment disqualifying the Fund as an investment medium for insurance company separate accounts supporting variable annuity contracts or variable life insurance contracts; (e) each Separate Account shall comply at all times with all applicable legal requirements for so long as any Contract under that Separate Account is outstanding.

2.2              Insurance Company represents and warrants that (a) the Contracts will be described in a registration statement filed under the 1933 Act; (b) the Contracts will be issued, sold and distributed in compliance in all material respects with all applicable federal and state laws, including, without limitation, the 1933 Act, the 1934 Act and the 1940 Act; and (c) the sale of the Contracts shall comply in all material respects with state insurance law requirements.  In particular, Insurance Company represents and warrants that it complies with the requirements of Rule 498 under the 1933 Act in connection with the delivery of summary prospectuses for Portfolio Shares.

2.3              Insurance Company represents and warrants that the income, gains and losses, whether or not realized, from assets allocated to each Separate Account are, in accordance with the applicable Contracts, to be credited to or charged against such Separate Account without regard to other income, gains or losses from assets allocated to any other accounts of Insurance Company. Insurance Company represents and warrants that the assets of each Separate Account are and will be kept separate from Insurance Company's General Account (if any) and any other separate accounts Insurance Company may have, and will not be charged with liabilities from any other business that Insurance Company may conduct or the liabilities of any companies affiliated with Insurance Company.

2.4              Fund represents and warrants that the Fund is registered with the Commission under the 1940 Act as an open-end management investment company and possesses, and shall maintain, all legal and regulatory licenses, approvals, consents and/or exemptions required for the Fund to operate and offer its shares as an underlying investment medium for Participating Companies.  CVS has established seven portfolios and CVP has established 9 portfolios and CVS and CVP may in the future establish other portfolios.

2.5              The Fund represents and warrants that (a) the Portfolio Shares will be described in a registration statement filed under the 1933 Act; and (b) the Portfolio Shares will be issued, sold and distributed in compliance in all material respects with all applicable federal and state laws, including, without limitation, the 1933 Act, the 1934 Act and the 1940 Act.  In particular, Fund represents and warrants that it complies with the requirements of Rule 498 under the 1933 Act in connection with the offer and sales of  Portfolio Shares.

2.6              Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will utilize best efforts to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify Insurance Company immediately in writing upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

2.7              Insurance Company represents and warrants that the Contracts are currently, and at the time of issuance will be, treated as life insurance policies or annuity contracts, whichever is appropriate, under applicable provisions of the Code, and that it will utilize best efforts to maintain such treatment and that it will notify the Fund and its investment adviser immediately in writing upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.  Insurance Company agrees that any prospectus offering a Contract that is a "modified endowment contract," as that term is defined in Section 7702A of the Code, will identify such Contract as a modified endowment contract (or policy).

2.8              Fund represents and agrees that the Fund's assets shall be managed and invested in a manner that complies with the requirements of Section 817(h) of the Code.  Without limiting the scope of the foregoing, the Fund shall ensure that each Portfolio will comply with Section 817(h) of the Code and Treasury Regulation 1.817-5 thereunder, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or modifications to such Section and Regulation or successors thereto.  The Fund shall notify the Company immediately upon having a reasonable basis for believing that a Portfolio has failed to so comply or that it might not comply in the future.  In the event of such a failure, the Fund or CID shall take all necessary steps to cure any such failure, including, if necessary, obtaining a waiver or closing agreement with respect to such failure from the U.S. Internal Revenue Service at CID’s expense.

2.9              Fund represents and warrants that, for as long as Section 817(h) of the Code continues to apply to the Fund, Shares of each Portfolio will not be sold to the general public and will be held only by one or more (i) segregated asset accounts of one or more Participating Companies or (ii) “permitted investors” as defined in Treasury Regulation 1.817-5(f)(3), as amended, or any successor Treasury regulation.

2.10          Fund represents and warrants that any of its directors, officers, employees, investment advisers, and other individual/entities who deal with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than that required by Rule 17g‑1 under the 1940 Act.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.11          Insurance Company agrees that CID (the Fund's principal underwriter) may enforce any and all of the Fund’s rights conferred by virtue of this Agreement.

2.12          Each party agrees (i) to perform any and all duties, functions, procedures and responsibilities assigned to it by National Securities Clearing Corporation’s (“NSCC”) rules, procedures or other requirements relating to its Fund/SERV system (“Fund/SERV”) and Networking system (“Networking”), as applicable, in a competent manner; (ii) to maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities; (iii) that any information provided to another party through Fund/SERV or Networking will be accurate, complete, and in the format prescribed by the NSCC; and (iv) to adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Fund/SERV or Networking and to limit the access to, and the inputting of data into, Fund/SERV or Networking to persons specifically authorized by the party.

ARTICLE  III

PORTFOLIO SHARES

3.1       The Contracts funded through the Separate Account will provide for the investment of certain amounts in the Portfolio Shares.

3.2              Fund agrees to make the shares of each Portfolio available for purchase at such Portfolio’s then applicable net asset value per share by Insurance Company and the Separate Account on each Business Day pursuant to rules of the Commission. Notwithstanding the foregoing, the Fund may, in its sole discretion, (i) refuse to sell the shares of any Portfolio to any person, or (ii) suspend or terminate the offering of the shares of any Portfolio if such action is (a) required by law or by regulatory authorities having jurisdiction over it or (b) determined by the Board, acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, to be necessary and in the best interests of the shareholders of such Portfolio.

3.3       Insurance Company agrees that, for as long as Section 817(h) of the Code continues to apply to the Fund, Shares of each Portfolio may be held by one or more (i) segregated asset accounts of one or more Participating Companies or (ii) “permitted investors” as defined in Treasury Regulation 1.817-5(f)(3), as amended, or any successor Treasury regulation.

3.4       Fund shall use its best efforts to provide closing net asset value, dividend and capital gain information for each Portfolio available on a per-share and Portfolio basis to Insurance Company by 7:00 p.m. Eastern Time on each Business Day.  In the event that the Fund is unable to make the 7:00 p.m. deadline, it shall provide additional time for the Company to place orders for the purchase or redemption of Portfolio Shares equal to the additional time that the Fund takes to make the required information for all Portfolios available to the Company; provided, however, that all orders placed by the Company during such additional time must have been received by the Company prior to the close of the New York Stock Exchange (currently 4:00 p.m. Eastern time).  Any material errors in the calculation of net asset value, dividend and capital gain information shall be reported promptly upon discovery to Insurance Company.  In such event, the Company shall be entitled to an adjustment to the number of Portfolio Shares purchased or redeemed to reflect the correct net asset value per Share and number of Shares representing dividends and the Fund or its agent shall bear the cost of making such adjustments.  Non-material errors will be corrected in the next Business Day's net asset value per share for the Portfolio in question.

3.5       At the end of each Business Day, Insurance Company will use the information described in Sections 3.2 and 3.4 to calculate the Separate Account unit values for the day.  Using this unit value, Insurance Company will process the day's Separate Account transactions received by it by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m. Eastern time) to determine the net dollar amount of Portfolio Shares which will be purchased or redeemed at that day's closing net asset value per share for such Portfolio.  Trades will normally settle through the facilities of Fund/SERV.  If a transaction initiated through Fund/SERV fails to be processed through Fund/SERV then the net purchase or redemption orders will be transmitted to the Fund by Insurance Company by 8:30 a.m. Eastern Time on the Business Day next following Insurance Company's receipt of that information.

3.6              Fund appoints Insurance Company as its agent for the limited purpose of accepting orders for the purchase and redemption of Portfolio Shares.  Trades will normally settle through the facilities of Fund/SERV.  If a transaction initiated through Fund/SERV fails to be processed through Fund/SERV then the Fund will execute orders for any Portfolio at the applicable net asset value per share determined as of the close of trading on the day of receipt of such orders by Insurance Company acting as agent ("effective trade date"), provided that the Fund receives written notice of such orders by 8:30 a.m. Eastern Time on the next following Business Day and, if such orders request the purchase of Portfolio Shares, the conditions specified in Section 3.8, as applicable, are satisfied.  A redemption or purchase request for any Portfolio that does not satisfy the conditions specified above and in Section 3.8, as applicable, will be effected at the net asset value computed for such Portfolio on the Business Day as of which such conditions have been satisfied.

3.7              Insurance Company will make its best efforts to notify Fund in writing in advance of any unusually large purchase or redemption orders.

3.8       Trades will normally settle through the facilities of Fund/SERV.  If a transaction initiated through Fund/SERV fails to be processed through Fund/SERV and Insurance Company's order requests the purchase of Portfolio Shares, Insurance Company will pay for such purchases by wiring Federal Funds to Fund or its designated custody account on the day the order is transmitted.  Insurance Company shall transmit any such Fund payment in Federal Funds by the close of the Federal Reserve wire system on the Business Day the Fund receives the notice of the order pursuant to Section 3.6.  Fund will execute such orders at the applicable net asset value per share determined as of the close of trading on the effective trade date if Fund receives payment in Federal Funds by the close of the Federal Reserve wire system on the Business Day the Fund receives the notice of the order pursuant to Section 3.6.  If payment in Federal Funds for any purchase is not received on such Business Day, Insurance Company shall promptly upon the Fund's request, reimburse the Fund for any charges, costs, fees, interest or other expenses incurred by the Fund in connection with any advances to, or borrowings or overdrafts by, the Fund, or any similar expenses incurred by the Fund, as a result of Portfolio transactions effected by the Fund based upon such purchase request.

3.9       Fund shall ensure that Portfolio Shares are registered under the 1933 Act at all times.

3.10     Trades will normally settle through the facilities of Fund/SERV.  If a transaction initiated through Fund/SERV fails to be processed through Fund/SERV then Fund will confirm each purchase or redemption order made by Insurance Company.  Transfer of Portfolio Shares will be by book entry only.  No share certificates will be issued to Insurance Company or Participating Companies.  Insurance Company will record shares ordered from Fund in an appropriate title for the corresponding account.

3.11     Trades will normally settle through the facilities of Fund/SERV.  If a transaction initiated through Fund/SERV fails to be processed through Fund/SERV and the conditions of Section 3.8 have been satisfied, the Fund shall credit Insurance Company with the appropriate number of shares utilizing the net asset value per share determined in accordance with Section 3.6.

3.12          On each ex-dividend date of the Fund or, if not a Business Day, on the first Business Day thereafter, Fund shall communicate to Insurance Company the amount of dividend and capital gain, if any, per share of each Portfolio.  All dividends and capital gains of any Portfolio will normally settle through the facilities of Fund/SERV system.  If any dividend or capital gains transaction initiated through Fund/SERV fails to be processed through Fund/SERV then (i) the Fund shall automatically reinvest such amounts in additional shares of the relevant Portfolio at the applicable net asset value per share of such Portfolio on the payable date and (ii) Fund shall, on the day after the payable date or, if not a Business Day, on the first Business Day thereafter, notify Insurance Company of the number of shares so issued.

ARTICLE  IV

STATEMENTS AND REPORTS

4.1              Fund or its agent shall provide monthly statements of account as of the end of each month for all of Insurance Company's accounts by the fifteenth (15th) Business Day of the following month.

4.2              Fund or its agent shall distribute to Insurance Company copies of the Fund's Prospectus, proxy materials, notices, periodic reports and other printed materials (which the Fund customarily provides to its shareholders) in such quantities as Insurance Company may reasonably request for distribution to each Contractholder and Participant. Insurance Company has requested, and Fund shall provide, in lieu of printed documents, camera-ready copy or diskette of prospectuses, annual and semi-annual reports for Insurance Company to print or post on its secured website.  Fund shall provide all such materials to Insurance Company in a timely manner so as to enable Insurance Company to print, post and distribute such materials within the time required by law.  The Fund shall maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act such that the Fund may deliver a Summary Prospectus in lieu of Statutory Prospectus for each Portfolio.

4.3              Fund or its agent will provide to Insurance Company, contemporaneously with the filing thereof with the Commission or other regulatory authority, at least one complete copy of (i) the then-current registration statement and Prospectus, (ii) all then-current sales literature and other promotional materials prepared by the Fund for distribution to Insurance Company or any Participating Company, and (iii) all new or pending proxy statements, applications for exemptions or requests for no-action letters, that relate to the Fund or the Portfolio Shares, and all amendments to any of the documents specified in (i), (ii) or (iii).  Insurance Company agrees that the Fund shall be deemed to have fully satisfied its obligations under this Section 4.3 by making the required documents available on either the Securities and Exchange Commission’s EDGAR information retrieval system or on www.calvert.com or any successor website.

4.4              Insurance Company will provide to the Fund at least one copy of all registration statements, Prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or any Separate Account, contemporaneously with the filing of such document with the Commission or other regulatory authority.  Fund agrees that Insurance Company shall be deemed to have fully satisfied its obligations under this Section 4.4 by making the required documents available on either the Securities and Exchange Commission’s EDGAR information retrieval system or on www.srslivewell.com or any successor website.

4.5              Insurance Company and Fund shall each promptly notify the other in writing of the results of any examination by the Commission (or any other regulatory authority) that (i) relates to the Contracts, Separate Accounts, Fund or Portfolio Shares and (ii) results in the imposition of fines or any non-monetary sanction (including, without limitation, a reprimand or deficiency letter), and the party that was the subject of any such examination shall provide the other parties with a copy of the relevant correspondence or written report from the Commission (or other regulatory authority) regarding such examination.

ARTICLE  V

EXPENSES

5.1       The charge to the Fund for all expenses and costs of the Portfolio, including but not limited to management fees, administrative expenses and legal and regulatory costs, will be made in the determination of the applicable Portfolio's daily net asset value per share so as to accumulate to an annual charge at the rate set forth in the Fund's Prospectus.

5.2       Except as provided in this Article V and, in particular in the next sentence, Insurance Company shall not be required to pay directly any expenses of the Fund or expenses relating to the distribution of any Portfolio Shares.  Insurance Company shall pay the following expenses or costs:

a.                   The production expenses of any Fund materials (including the cost of printing the Fund's Prospectus or marketing materials) for prospective Contractholders and Participants.

b.                  Distribution expenses of any Fund materials or marketing materials for prospective Contractholders and Participants.

c.         Distribution expenses of Fund materials or marketing materials for Contractholders and Participants.

Except as provided herein, all other Fund expenses shall not be borne by Insurance Company.

5.3       Insurance Company shall bear all expenses associated with (i) the registration, qualification, and filing of the Contracts under applicable federal securities and state insurance laws, (ii) the cost of preparing, printing and distributing the Contract prospectus and statement of additional information, and (iii) the cost of preparing, printing and distributing annual individual account statements for Contractholders as required by state insurance laws.

ARTICLE  VI

EXEMPTIVE RELIEF

6.1       Insurance Company has reviewed (i) a copy of the Order of the Commission under Section 6(c) of the 1940 Act dated November 21, 1988 issued to the applicants including Acacia Capital Corporation, the predecessor to CVS (the “CVS Exemptive Order”), and the conditions to the relief set forth in the related Notice of Application for Exemption dated October 24, 1988 and (ii) a copy of the Order of the Commission under Section 6(c) of the 1940 Act dated December 4, 2000 issued to Summit Mutual Funds, Inc., the predecessor to CVP (the “CVP Exemptive Order” and, together with the CVS Exemptive Order, the “Exemptive Orders”), and the conditions to the relief set forth in the related Notice of Application for Exemption dated November 9, 2000.  As set forth therein, Insurance Company agrees to report any potential or existing conflicts promptly to the Board, in particular whenever contract voting instructions are disregarded, and recognizes that it will be responsible for assisting the Board in carrying out its responsibilities under such application by, among other things, providing the Board with all information reasonably necessary for the Board to consider any issues raised. Insurance Company agrees to carry out such responsibilities with a view only to the interests of existing Contractholders.

6.2       If a majority of the Board, or a majority of Disinterested Board Members, determines that a material irreconcilable conflict exists with regard to Participating Contractholder investments in the Fund, the Board shall give prompt notice to all Participating Companies.  If the Board determines that Insurance Company is wholly or partly responsible for causing or creating said conflict, Insurance Company shall at its sole cost and expense, and to the extent reasonably practicable (as determined by a majority of the Disinterested Board Members), take such action as is necessary to remedy or eliminate the irreconcilable material conflict.

Such necessary action may include, but shall not be limited to:

a.       Withdrawing the assets allocable to the applicable Separate Account from the Portfolio and reinvesting such assets in a different investment medium, or submitting the question of whether such segregation should be implemented to a vote of all affected Contractholders and, as appropriate, segregating the assets of any appropriate group (e.g., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Companies) that votes in favor of such segregation, or offering to the affected Contractholders the option of making such a change; and/or

b.      Establishing a new registered management investment company or managed separate account and segregating the assets underlying the Contracts, unless a majority of Contractholders materially adversely affected by the conflict have voted to decline the offer to establish a new registered management investment company or managed separate account.

6.3              If a material irreconcilable conflict arises as a result of a decision by Insurance Company to disregard Contractholder voting instructions and said decision represents a minority position or would preclude a majority vote by all Participating Contractholders having an interest in the Fund, Insurance Company may be required, at the Board's election, to withdraw the Separate Account's investment in the Fund.

6.4              For the purpose of this Article, a majority of the Disinterested Board Members shall determine whether or not any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to bear the expense of establishing a new funding medium for any Contract.  Insurance Company shall not be required by this Article to establish a new funding medium for any Contract if an offer to do so has been declined by vote of a majority of the Contractholders materially adversely affected by the irreconcilable material conflict.  In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, Insurance Company will withdraw the investment in each affected Portfolio of each Separate Account designated by the Disinterested Board Members and, if required by the Disinterested Board Members, will terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required to remedy any such material irreconcilable conflict as determined by a majority of the Disinterested Board Members.

6.5              No action by Insurance Company taken or omitted, and no action by either Separate Account or the Fund taken or omitted as a result of any act or failure to act by Insurance Company pursuant to this Article VI shall relieve Insurance Company of its obligations under, or otherwise affect the operation of, Article V or this Article VI.

6.6              If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed and or shared funding (as defined in the Exemptive Orders) on terms and conditions materially different from those contained in the Exemptive Orders, then (a) the Fund or Participating Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-2 and 6e-3(T), as amended, or Rule 6e-3, as adopted, to the extent such rules are applicable, and (b) Sections 6.1, 6.2, 6.3, 6.4, 6.5 and 7.1 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

6.7              Insurance Company acknowledges that Fund and CID have notified it that it may be appropriate to include in the prospectus pursuant to which a Contract is offered disclosure regarding the potential risks of mixed and shared funding.

ARTICLE  VII

VOTING OF FUND SHARES

7.1       Fund shall provide Insurance Company with copies at no cost to Insurance Company, of the Fund's proxy material, reports to shareholders and other communications to shareholders in such quantity as Insurance Company shall reasonably require for distributing to Contractholders or Participants.

To the extent required by Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or Rule 6e-2 or Rule 6e-3(T) thereunder, other applicable law, or by regulatory order, whenever the Fund shall have a meeting of shareholders of any Portfolio or class of Portfolio Shares, Insurance Company shall:

(a)                solicit voting instructions from Contractholders or Participants on a timely basis;

(b)        vote the Portfolio Shares held in each Separate Account in accordance with instructions received from Contractholders or Participants;

(c)        vote Portfolio Shares held in each Separate Account for which it has not received timely instructions in the same proportion as it votes Portfolio Shares or class thereof for which it has received timely instructions; and

(d)        vote Portfolio Shares held in its general account in the same proportion as it votes the applicable Portfolio Shares or class thereof held by the Separate Accounts for which it has received timely instructions.

Except with respect to matters as to which Insurance Company has the right under Rule 6e-2 and Rule 6e-3(T) under the 1940 Act to vote Portfolio Shares without regard to voting instructions from Contractholders or Participants, Insurance Company will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Shares held by any Contractholder.  Insurance Company agrees to be responsible for assuring that voting Portfolio Shares for each Separate Account is conducted in a manner consistent with the Exemptive Orders.  Fund shall notify Company of any material changes to the Exemptive Orders.

7.2              Insurance Company agrees that it shall not, without the prior written consent of the Fund and its investment adviser, solicit, induce or encourage Contractholders to change or supplement the Fund's current investment adviser.

ARTICLE  VIII

MARKETING AND REPRESENTATIONS

8.1         Insurance Company shall designate certain persons or entities which shall have the requisite licenses to solicit applications for the sale of Contracts.  No representation is made as to the number or amount of Contracts that are to be sold by Insurance Company. Insurance Company shall comply with all applicable federal and state laws in marketing the Contracts.

8.2              Insurance Company shall furnish, or shall cause to be furnished, to the Fund, each piece of sales literature or other promotional material in which the Fund, its investment adviser or the administrator is named, at least five (5) Business Days prior to its use.  No such material shall be used unless the Fund approves such material. Such approval (if given) must be in writing and shall be presumed not given if not received within five (5) Business Days after receipt of such material.  The Fund shall use all reasonable efforts to respond within five (5) days of receipt.

8.3              Insurance Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund or any Portfolio in connection with the sale of the Contracts other than the information or representations contained in the registration statement or Prospectus, as may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund.

Fund shall furnish, or shall cause to be furnished, to Insurance Company, each piece of the Fund's sales literature or other promotional material in which Insurance Company or the Separate Account is named, at least five (5) Business Days prior to its use.  No such material shall be used unless Insurance Company approves such material.  Such approval (if given) must be in writing and shall be presumed not given if not received within five

(5) Business Days after receipt of such material. Insurance Company shall use all reasonable efforts to respond within five (5) days of receipt.

8.4              Fund shall not, in connection with the sale of Portfolio Shares, give any information or make any representations on behalf of Insurance Company or concerning Insurance Company, the Separate Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as may be amended or supplemented from time to time, or in published reports for the Separate Account which are in the public domain or approved by Insurance Company for distribution to Contractholders or Participants, or in sales literature or other promotional material approved by Insurance Company.

8.5              For purposes of this Agreement, the phrase "sales literature or other promotional material" or words of similar import include, without limitation, advertisements (such as material published, or designed for use, in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures or other public media), sales literature (such as any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, or reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and any other material constituting sales literature or advertising under Financial Industry Regulatory Authority rules, the 1940 Act or the 1933 Act.

8.6              Insurance Company shall comply with all applicable laws and regulations designed to prevent money “laundering”, and if required by such laws or regulations, to share with the Fund information about individuals, entities, organizations and countries suspected of possible terrorist or money “laundering” activities in accordance with Section 314(b) of the USA Patriot Act.

The Fund and CID shall comply with all applicable laws and regulations designed to prevent money “laundering”, and if required by such laws or regulations, to share with Insurance Company information about individuals, entities, organizations and countries suspected of possible terrorist or money “laundering” activities in accordance with Section 314(b) of the USA Patriot Act.

ARTICLE  IX

INDEMNIFICATION

9.1       Indemnification by Insurance Company.  Insurance Company agrees to indemnify and hold harmless the Fund, its investment adviser, any sub-investment adviser of a Portfolio, and their affiliates, and each of their directors, trustees, officers, employees, agents and each person, if any, who controls or is associated with any of the foregoing entities or persons within the meaning of the 1933 Act (collectively, the "Indemnified Parties" for purposes of Section 9.1), against any and all losses, claims, damages or liabilities joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) for which the Indemnified Parties may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based on any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional material of any Separate Account or relating to the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, (ii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in information furnished by Insurance Company for use in the Fund’s registration statement, Prospectus, or sales literature or other promotional material or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements not misleading, (iii) arise out of or as a result of conduct, statements or representations (other than statements or representations contained in the Prospectus and sales literature or advertisements of the Fund) of  Insurance Company , with respect to the sale and distribution of Contracts for which Portfolio Shares are an underlying investment; (iv) arise out of the wrongful conduct of Insurance Company or persons under its control or direction with respect to the sale or distribution of the Contracts or Portfolio Shares; (v) arise out of Insurance Company's incorrect calculation and/or untimely reporting of net purchase or redemption orders or CID’s or the Fund’s reliance on any net purchase or redemption order reported by Insurance Company without Contractholder authorization; or (vi) arise out of any breach by Insurance Company of a material term of or representation contained in this Agreement or as a result of any failure by Insurance Company to provide the services and furnish the materials or to make any payments provided for in this Agreement.  Insurance Company will reimburse any Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that with respect to clauses (i), (ii) and (iii) above, Insurance Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission or alleged untrue statement or omission made in any document specified in any such clause in conformity with written information furnished to Insurance Company by the Fund specifically for use therein; and provided, further, that Insurance Company shall not be liable for special, consequential or incidental damages. This indemnity agreement will be in addition to any liability that Insurance Company may otherwise have.

No party shall be entitled to indemnification by the Insurance Company if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of duty by the party seeking indemnification.

9.2       Indemnification by CID.  CID agrees to indemnify and hold harmless Insurance Company, its affiliates, and each of their directors, officers, employees, agents and each person, if any, who controls or is associated with any of the foregoing entities or persons within the meaning of the 1933 Act (collectively, the “Indemnified Parties” for purposes of Section 9.2) against any losses, claims, damages or liabilities joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) for which the Indemnified Parties  may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement or Prospectus or sales literature or advertisements of the Fund; (ii) arise out of or are based upon the omission to state in the registration statement or Prospectus or sales literature or advertisements of the Fund any material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any written information furnished by the Fund for use in the registration statement or prospectus or sales literature or advertisements with respect to the Separate Account or the Contracts or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading; or (iv) arise out of or are based upon any breach by the Fund of a material term of or representation contained in this Agreement or any failure by the Fund to provide the services and furnish the materials or make any payments under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements and procedures related thereto as specified in Article 2 of this Agreement); provided, however, that, with respect to clauses (i), (ii) or (iii) above, CID will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or alleged untrue statement or omission made in any document specified in any such clause in conformity with written information furnished to the Fund by Insurance Company specifically for use therein; and provided, further, that the Fund shall not be liable for special, consequential or incidental damages. This indemnity agreement will be in addition to any liability that the Fund may otherwise have.

9.3              CID shall indemnify and hold Insurance Company harmless against any and all liability, loss, damages, costs or expenses which Insurance Company may incur, suffer or be required to pay due to the Fund's (1) incorrect calculation of the daily net asset value, dividend rate or capital gain distribution rate of a Portfolio; (2) incorrect reporting of the daily net asset value, dividend rate or capital gain distribution rate; and (3) untimely reporting of the net asset value, dividend rate or capital gain distribution rate; provided that the Fund shall have no obligation to indemnify and hold harmless Insurance Company if the incorrect calculation or incorrect or untimely reporting was the result of incorrect or untimely information furnished by Insurance Company, any net purchase or redemption order reported to CID or the Fund by Insurance Company without Contractholder authorization, or as a result of or relating to a breach of this Agreement by Insurance Company; and provided, further, that the CID shall not be liable for special, consequential or incidental damages or for any incorrect calculation or reporting, which after rounding, results in (i) a change to the NAV of one cent or less, or (ii) a dividend rate or capital gain distribution rate that is not required to be corrected under applicable law and related regulations.

9.4              Indemnification by Fund.  Fund agrees to indemnify and hold harmless Insurance Company, its affiliates, and each of their directors, officers, employees, agents and each person, if any, who controls or is associated with any of the foregoing entities or persons within the meaning of the 1933 Act (collectively, the “Indemnified Parties” for purposes of Section 9.2) against any losses, claims, damages or liabilities joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) for which the Indemnified Parties  may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement or Prospectus (including Summary Prospectus) or sales literature or advertisements of the Fund; (ii) arise out of or are based upon the omission to state in the registration statement or Prospectus (including summary Prospectus) or sales literature or advertisements of the Fund any material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any written information furnished by the Fund for use in the registration statement or prospectus or sales literature or advertisements with respect to the Separate Account or the Contracts or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading; or (iv) arise out of or are based upon any breach by the Fund of a material term of or representation contained in this Agreement or any failure by the Fund to provide the services and furnish the materials or make any payments under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements and procedures related thereto as specified in Article 2 of this Agreement); provided, however, that, with respect to clauses (i), (ii) or (iii) above, Fund will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or alleged untrue statement or omission made in any document specified in any such clause in conformity with written information furnished to the Fund by Insurance Company specifically for use therein; and provided, further, that the Fund shall not be liable for special, consequential or incidental damages.  This indemnity agreement will be in addition to any liability that the Fund may otherwise have.

9.5              Fund shall indemnify and hold Insurance Company harmless against any and all liability, loss, damages, costs or expenses which Insurance Company may incur, suffer or be required to pay due to the Fund's (1) incorrect calculation of the daily net asset value, dividend rate or capital gain distribution rate of a Portfolio; (2) incorrect reporting of the daily net asset value, dividend rate or capital gain distribution rate; and (3) untimely reporting of the net asset value, dividend rate or capital gain distribution rate; provided that the Fund shall have no obligation to indemnify and hold harmless Insurance Company if the incorrect calculation or incorrect or untimely reporting was the result of incorrect or untimely information furnished by Insurance Company, any net purchase or redemption order reported to CDI or the Fund by Insurance Company without Contractholder authorization, or as a result of or relating to a breach of this Agreement by Insurance Company; and provided, further, that Fund shall not be liable for special, consequential or incidental damages or for any incorrect calculation or reporting, which after rounding, results in (i) a change to the NAV of one cent or less, or (ii) a dividend rate or capital gain distribution rate that is not required to be corrected under applicable law and related regulations.[C1]

9.6              No party shall be entitled to indemnification by CID if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of duty by the party seeking indemnification.

9.7              Promptly after receipt by an indemnified party under this Article of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Article, notify the indemnifying party of the commencement thereof.  The omission to so notify the indemnifying party will not relieve the indemnifying party from any liability under this Article IX, except to the extent that the indemnifying party did not otherwise learn of such action and to the extent such failure results in the forfeiture by the indemnifying party of material rights and defenses.  In case any such action is brought against any indemnified party, and it notified the indemnifying party of the commencement thereof, the indemnifying party may, in its sole discretion and at its expense, elect to (i) participate in the investigation, defense and settlement of such action and (ii) assume the defense thereof, with counsel satisfactory to the indemnified parties (which counsel shall not, except with the consent of the indemnified parties, be counsel to the indemnifying parties), and, after notice from the indemnifying parties to the indemnified parties of its election to assume the defense thereof, the indemnifying party shall not be liable to any indemnified party for any legal fees and expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than the indemnified party’s reasonable costs of investigation, participation, and cooperation with the defense to the extent requested by the indemnifying party; provided, however, that, if the indemnified party reasonably determines that counsel selected by the indemnifying party has a conflict of interest, such indemnifying party shall pay the reasonable fees and disbursements of one additional counsel selected by the indemnified party (in addition to any local counsel) separate from its own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

9.8              The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent. No indemnifying party, in the defense of any such claim or litigation, shall, without the prior written consent of the indemnified parties, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term the giving by the claimant or plaintiff to the indemnified party of a release from all liability in respect to such claim or litigation. No indemnifying party shall settle any claim in any matter that would impose any expense, penalty, obligation or limitation on the indemnified party, or would contain language other than a recitation of any amounts to be paid in settlement, the fact of the settlement or the underlying claim relating to the settlement, that could be viewed, in the sole discretion of the indemnified party, as an acknowledgement of wrongdoing on the part of the indemnified party or as detrimental to the reputation of the indemnified party, without the indemnified party’s prior written consent.

9.9              A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article IX.

9.10          This Article IX shall survive the termination of this Agreement.

ARTICLE X

COMMENCEMENT AND TERMINATION

10.1          This Agreement shall be effective as of the date hereof and shall continue in force until terminated in accordance with the provisions herein.

10.2          This Agreement shall terminate without penalty as to one or more Portfolios as set forth below:

a.                   At the option of Insurance Company or the Fund, in each case with or without cause, upon 180 days' advance written notice (unless a shorter time is agreed to by the parties), which notice shall specify the Portfolio or Portfolios, Contracts and, if applicable, Separate Accounts as to which the Agreement is to be terminated;

b.                  At the option of Insurance Company, if shares of any Portfolio are not reasonably available to meet the requirements of the Contracts as determined by Insurance Company.  Prompt notice of election to terminate shall be furnished by Insurance Company, said termination to be effective ten (10) days after receipt of notice unless the Fund makes available a sufficient number of shares to meet the requirements of the Contracts within said ten-day period;

c.         At the option of Insurance Company, upon the institution of formal proceedings against the Fund by the Commission, Financial Industry Regulatory Authority or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in Insurance Company's reasonable judgment, materially impair the Fund's ability to meet and perform the Fund's obligations and duties hereunder.  Prompt notice of election to terminate shall be furnished by

Insurance Company with said termination to be effective upon receipt of notice;

d.         At the option of the Fund, upon the institution of formal proceedings against Insurance Company by the Commission, Financial Industry Regulatory Authority  or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in the Fund's reasonable judgment, materially impair Insurance Company's ability to meet and perform Insurance Company's obligations and duties hereunder.  Prompt notice of election to terminate shall be furnished by the Fund with said termination to be effective upon receipt of notice;

e.                   At the option of the Fund, if the Fund shall determine, in its sole judgment reasonably exercised in good faith, that Insurance Company has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and such material adverse change or material adverse publicity is likely to have a material adverse impact upon the business and operation of the Fund or its investment adviser, the Fund shall notify Insurance Company in writing of such determination and its intent to terminate this Agreement, and after considering the actions taken by Insurance Company and any other changes in circumstances since the giving of such notice, such determination of the Fund shall continue to apply on the sixtieth (60th) day following the giving of such notice, which sixtieth day shall be the effective date of termination;

f.                    Upon termination of the Investment Advisory Agreement between the Fund and its investment adviser or its successors unless Insurance Company specifically approves the selection of a new Fund investment adviser.  The Fund shall promptly furnish notice of such termination to Insurance Company;

g.                   In the event the Fund's shares are not registered, issued or sold in accordance with applicable federal law, or such law precludes the use of such shares as the underlying investment medium of Contracts issued or to be issued by Insurance Company.  Termination shall be effective immediately upon such occurrence without notice;

h.                   At the option of the Fund upon a determination by the Board in good faith that it is no longer advisable and in the best interests of shareholders for the Fund to continue to operate pursuant to this Agreement.  Termination pursuant to this Subsection (h) shall be effective upon notice by the Fund to Insurance Company of such termination;

i.                     At the option of the Fund if the Contracts cease to qualify as annuity contracts or life insurance policies, as applicable, under the Code, or if the Fund reasonably believes that the Contracts may fail to so qualify;

j.                    At the option of either party to this Agreement, fifteen (15) days after such party delivers to the other party notice of such other party’s material breach of any provision of this Agreement unless such alleged breach is cured to the reasonable satisfaction of the notifying Party within such fifteen (15) day period;

k.                  At the option of the Fund, if the Contracts are not registered, issued or sold in accordance with applicable federal and/or state law; or

l.                     Upon assignment of this Agreement, unless made with the written consent of the non-assigning party.

10.3          Notwithstanding any termination of this Agreement pursuant to Section 10.2 hereof, the Fund and its investment adviser may, at the option of the Fund, continue to make available additional Portfolio Shares for so long as the Fund desires pursuant to the terms and conditions of this Agreement as provided below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts").  Specifically, without limitation, if the Fund so elects to make additional Portfolio Shares available, the owners of the Existing Contracts or Insurance Company, whichever shall have legal authority to do so, shall be permitted to reallocate investments in the Portfolio, redeem investments in the Fund and/or invest in any additional Portfolio upon the making of additional purchase payments under the Existing Contracts.  In the event of a termination of this Agreement pursuant to Section 10.2 hereof, the Fund, as promptly as is practicable under the circumstances, shall notify Insurance Company whether the Fund will continue to make Portfolio Shares available after such termination.  If Portfolio Shares continue to be made available after such termination, the provisions of this Agreement shall remain in effect and thereafter either the Fund or Insurance Company may terminate the Agreement, as so continued pursuant to this Section 10.3, upon prior written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Fund, need not be for more than six months.

ARTICLE  XI

AMENDMENTS

11.1     Any change in the terms of this Agreement (other than those permitted pursuant to Section 10.3) shall be made by agreement in writing between the parties to this Agreement.

ARTICLE  XII

NOTICE

12.1     Except as otherwise specifically provided for in this Agreement, any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service or 3 days after sent by registered or certified mail, postage prepaid, return receipt requested or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below or to such other address as may be provided in writing:

                                                               Insurance Company:

                                                               [●] INSURANCE COMPANY

                                                               [ADDRESS]

                                                               [ADDRESS]

                                                               Tel: XXX-XXX-XXXX

                                                               Fax: XXX-XXX-XXXX

In the case of any notice to Insurance Company, a duplicate copy shall be sent to:

                                                               [●] INSURANCE COMPANY

                                                               [ADDRESS]

                                                               [ADDRESS]

                                                               Tel: XXX-XXX-XXXX

                                                               Fax: XXX-XXX-XXXX

                                                               Fund:

                                                               Calvert Variable Series, Inc.

                                                               4550 Montgomery Avenue

                                                               Suite 1000N

                                                               Bethesda, MD 20814

                                                               Attn: Dave Mazza

                                                               Tel: 513-266-4136

                                                               Fax: 301-654-7820

                                                               CID:

                                                               Calvert Investment Distributors, Inc.

                                                               4550 Montgomery Avenue

                                                               Suite 1000N

                                                               Bethesda, MD 20814

                                                               Attn: Dave Mazza

                                                               Tel: 513-266-4136

                                                               Fax: 301-654-7820

In the case of any notice to Fund or CID, a duplicate copy shall be sent to:

                                                               Calvert Group, Ltd.

                                                               4550 Montgomery Avenue

                                                               Suite 1000N

                                                               Bethesda, MD 20814

                                                               Attn: Office of the General Counsel

                                                               Tel: 301-951-4881

                                                               Fax: 301-657-7014

ARTICLE  XIII

MISCELLANEOUS

13.1     This Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his/her capacity as an officer of the Fund. The obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Director, officer or shareholder of the Fund individually.

13.2     The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

13.3     This Agreement may be executed in one or more counterparts, each of which, taken together, shall constitute one and the same instrument.

13.4     If any provision of this Agreement shall be held or made invalid or unenforceable by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

13.5     This Agreement shall be binding upon, enforceable against and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

13.6     Waiver by a party of a breach of any provision of this Agreement does not constitute waiver of any subsequent breach of that or any other provision.

13.7     The schedules and exhibits attached hereto, as modified from time to time, are incorporated herein by reference and is part of this Agreement.

13.8     Each party hereto shall cooperate with each other party in connection with inquiries by appropriate governmental authorities (including, without limitation, the Commission, Financial Industry Regulatory Authority, and state insurance regulators) relating to this Agreement or the transactions contemplated hereby.

13.9     The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

13.10   Unless otherwise agreed to in writing by the parties hereto, each party acknowledges that the others may enter into agreements, similar to this one, with other parties, for the performance of the same or similar services to those to be provided under this Agreement.

13.11   Any party may assign its interest in this Agreement to a third party provided that each non-assigning party has given prior written consent to the assignment in writing, which consent shall not be unreasonably withheld.  Any attempted assignment in contravention hereof shall be null and void.

13.12   Except as otherwise expressly provided in this Agreement, neither the Fund nor CID nor any affiliate of either or them shall use any trademark, trade name, service mark or logo of Insurance Company or any of its affiliates, or any variation of any such trademark, trade name, service mark or logo, without Insurance Company’s prior written consent, the granting of which shall be at the Insurance Company’s sole discretion.  Except as otherwise expressly provided in this Agreement, neither Insurance Company nor any of its affiliates shall use any trademark, trade name, service mark or logo of Fund or CID or any of their affiliates, or any variation of any such trademark, trade name, service mark or logo, without the Fund’s or CID’s prior written consent, the granting of which shall be at the applicable company’s sole discretion.

ARTICLE  XIV

LAW

14. 1    This Agreement shall be construed in accordance with the internal laws of the State of Maryland, without giving effect to principles of conflict of laws.

IN WlTNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested as of the date first above written.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

By:  _________________________________

Its:

Date:  _______________________________

CALVERT VARIABLE SERIES, INC.

By:  _________________________________

Its:

Date:  _______________________________

CALVERT VARIABLE PRODUCTS, INC.

By:  _________________________________

Its:

Date:  _______________________________

CALVERT INVESTMENT DISTRIBUTORS, INC.

By:  _________________________________

Its:

Date:  _______________________________

                                                                  SCHEDULE A

Portfolios

A.  CVS Portfolios

Portfolio Name                                                                       CUSIP #

[INSERT]                                                                                [INSERT]

B.  CVP Portfolios

Portfolio Name                                                                       CUSIP #

            [INSERT]                                                                                [INSERT]

SCHEDULE B

Insurance Company Separate Accounts

Either list separate accounts individually or use the following statement if accurate:

All current and future separate accounts under which variable life insurance products are offered by [●] Insurance Company.

 [C1] TBD.  Calvert has not entered into any Participation Agreements where the Funds provide indemnification.

PARTICIPATION AGREEMENT

Among

MIDLAND NATIONAL LIFE,

PIMCO VARIABLE INSURANCE TRUST,

and

PIMCO INVESTMENTS LLC

THIS AGREEMENT, dated as of the ___ day of ________________, 2011, by and among Midland National Life, (the “Company”), an Iowa life insurance company, on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (each account hereinafter referred to as the “Account”), PIMCO Variable Insurance Trust (the “ Fund”), a Delaware statutory trust, and PIMCO Investments LLC (the “Underwriter”), a Delaware limited liability company.

WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance and variable annuity contracts (the “Variable Insurance Products”) to be offered by insurance companies which have entered into participation agreements with the Fund and Underwriter (“Participating  Insurance Companies”);

WHEREAS, the shares of beneficial interest of the Fund are divided into several separate series of shares, each designated a “Portfolio” and representing the interest in a particular managed portfolio of securities and other assets;

WHEREAS, the Fund has obtained an order (PIMCO Variable Insurance Trust, et al., Investment Company Act Rel. Nos. 22994 (Jan. 7, 1998) (Notice) and 23022 (Feb. 9, 1998) (Order)) from the Securities and Exchange Commission (the “SEC”) granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (the “1940 Act”) and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, if and to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the “Mixed  and Shared Funding Exemptive Order”);

WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolios are registered under the Securities Act of 1933, as amended (the “1933 Act”);

15303021.1

WHEREAS, Pacific Investment Management Company LLC (the “Adviser”),  which serves as investment adviser to the Fund, is duly registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended;

WHEREAS, the Company has issued or will issue certain variable life insurance and/or variable annuity contracts supported wholly or partially by the Account (the “Contracts”), and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement;

WHEREAS, the Account is duly established and maintained as a segregated asset account, duly established by the Company, on the date shown for such Account on Schedule A hereto as it may be amended from time to time by mutual written agreement, to set aside and invest assets attributable to the aforesaid Contracts;

WHEREAS, the Underwriter, which serves as distributor to the Fund, is registered as a broker dealer with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”); and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement (the “Designated Portfolios”) on behalf of the Account to fund the aforesaid Contracts, and the Underwriter is authorized to sell such shares to the Account at net asset value;

NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:

ARTICLE I.    Sale of Fund Shares.

1.1. The Fund has granted to the Underwriter exclusive authority to distribute the Fund’s shares, and has agreed to instruct, and has so instructed, the Underwriter to make available to the Company for purchase on behalf of the Account Fund shares of those Designated Portfolios selected by the Underwriter. Pursuant to such authority and instructions, and subject to Article IX hereof, the Underwriter agrees to make available to the Company for purchase on behalf of the Account, shares of those Designated Portfolios, such purchases to be effected at net asset value in accordance with Section 1.3 of this Agreement. Notwithstanding the foregoing, the Board of Trustees of the Fund (the “Board”) may suspend or terminate the offering of Fund shares of any Designated Portfolio or class thereof, or liquidate any Designated Portfolio or class thereof, if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Board acting in good faith, suspension, termination or liquidation is necessary in the best interests of the shareholders of such Designated Portfolio.

1.2. The Fund shall redeem, at the Company’s request, any full or fractional Designated Portfolio shares held by the Company on behalf of the Account, such redemptions to be effected at net asset value in accordance with Section 1.3 of this

15303021.1

Agreement. Notwithstanding the foregoing, the Fund may delay redemption of Fund shares of any Designated Portfolio to the extent permitted by the 1940 Act, and rules, regulations or orders thereunder.

1.3.      Purchase and Redemption Procedures.

(a) The Fund hereby appoints the Company as an agent of the Fund for the limited purpose of receiving purchase and redemption requests on behalf of the Account (but not with respect to any Fund shares that may be held in the general account of the Company) for shares of those Designated Portfolios made available hereunder, based on allocations of amounts to the Account or subaccounts thereof under the Contracts and other transactions relating to the Contracts or the Account. Receipt and acceptance of any such request (or relevant transactional information therefor) on any day the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC (a “Business Day”) by the Company as such limited agent of the Fund prior to the time that the Fund ordinarily calculates its net asset value as described from time to time in the Fund’s statutory prospectus, as such term is defined in Rule 498 under the 1933 Act (which as of the date of execution of this Agreement is 4:00 p.m. Eastern Time) shall constitute receipt and acceptance by the Fund on that same Business Day, provided that the Fund or its designated agent receives notice of such request by 9:00 a.m. Eastern Time on the next following Business Day.

(b) The Company shall pay for shares of each Designated Portfolio on the same day that it notifies the Fund of a purchase request for such shares. Payment for Designated Portfolio shares shall be made in federal funds transmitted to the Fund by wire to be received by the Fund by 4:00 p.m. Eastern Time on the Business Day the Fund is notified of the purchase request for Designated Portfolio shares (which request may be net of redemptions of shares) . If federal funds are not received on time, such funds will be invested, and Designated Portfolio shares purchased thereby will be issued, as soon as practicable and the Company shall promptly, upon the Fund’s request, reimburse the Fund for any charges, costs, fees, interest or other expenses incurred by the Fund in connection with any advances to, or borrowing or overdrafts by, the Fund, or any similar expenses incurred by the Fund, as a result of portfolio transactions effected by the Fund based upon such purchase request. Upon receipt of federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

(c) Payment for Designated Portfolio shares redeemed by the Account or the Company shall be made in federal funds transmitted by wire to the Company or any other person designated by the Company on the next Business Day after the Fund is properly notified of the redemption order of such shares (which order shall be net of any purchase orders) except that the Fund reserves the right to redeem Designated Portfolio shares in assets other than cash and to delay payment of redemption proceeds to the extent permitted under Section 22(e) of the 1940 Act and any Rules thereunder, and in accordance with the procedures and policies of the Fund as described in the then current statutory prospectus and/or SAI. The Fund shall not bear any responsibility

15303021.1

whatsoever for the proper disbursement or crediting of redemption proceeds by the Company; the Company alone shall be responsible for such action.

(d) Any purchase or redemption request for Designated Portfolio shares held or to be held in the Company’s general account shall be effected at the net asset value per share next determined after the Fund’s receipt of such request, provided that, in the case of a purchase request, payment for Fund shares so requested is received by the Fund in federal funds prior to close of business for determination of such value, as defined from time to time in the Fund’s statutory prospectus.

1.4. The Fund shall use its best efforts to make the net asset value per share for each Designated Portfolio available to the Company by 7:00 p.m. Eastern Time each Business Day, and in any event, as soon as reasonably practicable after the net asset value per share for such Designated Portfolio is calculated, and shall calculate such net asset value in accordance with the Fund’s statutory prospectus. Neither the Fund, any Designated Portfolio, the Underwriter, nor any of their affiliates shall be liable for any information provided to the Company pursuant to this Agreement which information is based on incorrect information supplied by the Company or any other Participating Insurance Company to the Fund or the Underwriter. Any material error in the calculation or reporting of the net asset value per share shall be reported promptly upon discovery to the Company.

1.5. The Fund shall furnish notice (by wire or telephone followed by written confirmation) to the Company as soon as reasonably practicable of any income dividends or capital gain distributions payable on any Designated Portfolio shares. The Company, on its behalf and on behalf of the Account, hereby elects to receive all such dividends and distributions as are payable on any Designated Portfolio shares in the form of additional shares of that Designated Portfolio. The Company reserves the right, on its behalf and on behalf of the Account, to revoke this election and to receive all such dividends and capital gain distributions in cash. The Fund shall notify the Company promptly of the number of Designated Portfolio shares so issued as payment of such dividends and distributions.

1.6. Issuance and transfer of Fund shares shall be by book entry only. Share certificates will not be issued to the Company or the Account. Purchase and redemption orders for Fund shares shall be recorded in an appropriate ledger for the Account or the appropriate subaccount of the Account.

1.7. (a) The parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund’s shares may be sold to other insurance companies (subject to Section 1.8 hereof) and the cash value of the Contracts may be invested in other investment companies. Funding vehicles, other than those listed on Schedule A to this Agreement may be made available for the investment of the cash value of the Contracts.

15303021.1

(b) The Company shall not, without prior notice to the Fund (unless otherwise required by applicable law), take any action to operate the Account as a management investment company under the 1940 Act.

(c) The Company shall not, without prior notice to the Fund (unless otherwise required by applicable law), induce or encourage Contract owners to change or modify the Fund or remove or otherwise change the Fund’s distributor or investment adviser.

(d) The Company shall not, without prior notice to the Fund, induce or encourage Contract owners to vote on any matter submitted for consideration by the shareholders of the Fund in a manner other than as recommended by the Board of Trustees of the Fund.

1.8. The Company acknowledges that, pursuant to Form 24F-2, the Fund is not required to pay fees to the SEC for registration of its shares under the 1933 Act with respect to its shares issued to an Account that is a unit investment trust that offers interests that are registered under the 1933 Act and on which a registration fee has been or will be paid to the SEC (a “Registered Account”). The Company agrees to provide the Fund or its agent each year at the reasonable request of the Fund, typically within 60 days of the end of the Fund’s fiscal year, information as to the number of shares purchased by a Registered Account and any other Account the interests of which are not registered under the 1933 Act. The Company acknowledges that the Fund intends to rely on the information so provided.

1.9.             The  Company  shall  be  responsible  for  reasonably  assuring  that:

(a)     only orders to purchase, redeem or exchange Portfolio shares received by the Company or any Indirect Intermediary (as defined below) prior to the Valuation Time (as defined below) shall be submitted directly or indirectly by the Company to the Fund or its transfer agent or other applicable agent for receipt of a price based on the net asset value per share calculated for that day in accordance with Rule 22c-1 under the 1940 Act (Orders to purchase, redeem or exchange Portfolio shares received by the Company subsequent to the Valuation Time on any given day shall receive a price based on the next determined net asset value per share in accordance with Rule 22c-1 under the 1940 Act). For purposes of this provision, the term “Valuation Time” refers to the time as of which the shares of a Portfolio are valued on each business day, currently the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange is open for business.

ARTICLE II.  Representations and Warranties.

2.1. The Fund represents and warrants that (i) the Fund is lawfully organized and validly existing under the laws of the State of Delaware, (ii) the Fund is and shall remain registered under the 1940 Act, and will comply in all material respects with the 1940 Act, (iii) Designated Portfolio shares sold pursuant to this Agreement are registered under the 1933 Act (to the extent required by that Act) and are duly authorized for issuance, (iv) the Fund shall amend the registration statement for the shares of the

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Designated Portfolios under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of such shares, and (v) the Board has elected for each Designated Portfolio to be taxed as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund makes no representations or warranties as to whether any aspect of the Designated Portfolios’ operations, including, but not limited to, investment policies, fees and expenses, complies with the insurance laws and other applicable laws of the various states. The Company agrees to promptly notify the Fund of any investment restrictions imposed by state insurance law applicable to the Fund or a Designated Portfolio. The Fund shall not be responsible, and the Company shall take full responsibility, for determining any jurisdiction in which any qualification or registration of Fund shares or the Fund by the Fund may be required in connection with the sale of the Contracts or the indirect interest of any Contract in any shares of the Fund and shall advise the Fund at such time and in such manner as is necessary to permit the Fund to comply.

2.2. The Underwriter represents and warrants that shares of the Designated Portfolios (i) shall be offered and sold in compliance in all material respects with applicable federal securities laws, (ii) are offered and sold only to Participating Insurance Companies and their separate accounts and to persons or plans that communicate to the Fund that they qualify to purchase shares of the Designated Portfolios under Section 817(h) of the Code and the regulations thereunder without impairing the ability of the Account to consider the portfolio investments of the Designated Portfolios as constituting investments of the Account for the purpose of satisfying the diversification requirements of Section 817(h) (“Qualified Persons”), and (iii) are registered and qualified for sale in accordance with the laws of the various states to the extent required by applicable law.

2.3. Subject to Company’s representations and warranties in Sections 2.5 and 2.6, the Fund represents and warrants that it will invest the assets of each Designated Portfolio in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions). Without limiting the scope of the foregoing, the Fund represents and warrants that each Designated Portfolio has complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation §1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulation. The Fund will make every reasonable effort (a) to notify the Company immediately upon having a reasonable basis for believing that a breach of this Section 2.3 has occurred, and (b) in the event of such a breach, to adequately diversify the Designated Portfolio so as to achieve compliance within the grace period afforded by Treasury Regulation §1.817-5.

2.4. The Fund represents and warrants that each Designated Portfolio is or will be qualified as a Regulated Investment Company under Subchapter M of the Code, that the Fund will make every reasonable effort to maintain such qualification (under Subchapter M or any successor or similar provisions) and that the Fund will notify

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the Company immediately upon having a reasonable basis for believing that a Designated Portfolio has ceased to so qualify or that it might not so qualify in the future.

2.5. The Company represents and warrants that the Contracts (a) are, or prior to issuance will be, registered under the 1933 Act, or (b) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act. The Company also represents and warrants that it is an insurance company duly organized and in good standing under applicable law, that it has legally and validly established the Account prior to any issuance or sale thereof as a segregated asset account under Iowa insurance laws, and that it (a) has registered or, prior to any issuance or sale of the Contracts, will register the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts, or alternatively (b) has not registered the Account in proper reliance upon an exclusion from registration under the 1940 Act. The Company further represents and warrants that (i) the Contracts will be issued and sold in compliance in all material respects with all applicable federal securities and state securities and insurance laws, (ii) the sale of the Contracts shall comply in all material respects with state insurance suitability requirements; (iii) the information provided pursuant to Section 1.8 shall be accurate in all material respects; and (iv) it and the Account are Qualified Persons. The Company shall register and qualify the Contracts or interests therein as securities in accordance with the laws of the various states only if and to the extent required by applicable law.

2.6. The Company represents and warrants that the Contracts are currently, and at the time of issuance shall be, treated as life insurance or annuity contracts, under applicable provisions of the Code, and that it will make every reasonable effort to maintain such treatment, and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, the Company represents and warrants that each of its Accounts is a “segregated asset account” and that interests in the Accounts are offered exclusively through the purchase of or transfer into a “variable contract” within the meaning of such terms under Section 817 of the Code and the regulations thereunder. Company will use every reasonable effort to continue to meet such definitional requirements, and it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

2.7. The Underwriter represents and warrants that it is a member in good standing of the FINRA and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute Fund shares in accordance with any applicable state and federal securities laws.

2.8. The Fund and the Underwriter represent and warrant that all of their trustees/directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the

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Fund in an amount not less than the minimum coverage as required currently by Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.9. The Company represents and warrants that all of its directors, officers, employees, and other individuals/entities employed or controlled by the Company dealing with the money and/or securities of the Account are covered by a blanket fidelity bond or similar coverage for the benefit of the Account, in an amount not less than $5 million. The aforesaid bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to hold for the benefit of the Fund and to pay to the Fund any amounts lost from larceny, embezzlement or other events covered by the aforesaid bond to the extent such amounts properly belong to the Fund pursuant to the terms of this Agreement. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

2.10. The Company represents and warrants that it shall comply with any applicable privacy and notice provisions of 15 U.S.C. §§ 6801-6827 and any applicable regulations promulgated thereunder (including but not limited to 17 C.F.R. Part 248), and any other applicable federal and state privacy law, as they may be amended from time to time.

2.11. The Company represents and warrants that it has in place an anti-money laundering program (“AML program”) that does now and will continue to comply with applicable laws and regulations, including the relevant provisions of the USA PATRIOT Act (Pub. L. No. 107-56 (2001)) and the regulations issued thereunder (the “Patriot Act”) . The Company hereby certifies that it has established and maintains an AML program that includes written policies, procedures and internal controls reasonably designed to identify its Contract owners and has undertaken appropriate due diligence efforts to “know its customers” in accordance with all applicable anti-money laundering regulations in its jurisdiction including, where applicable, the Patriot Act. The Company further confirms that it will monitor for suspicious activity in accordance with the requirements of the Patriot Act. In addition, the Company represents and warrants that it has adopted and implemented policies and procedures reasonably designed to achieve compliance with the applicable requirements administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

2.12. The Company represents and warrants that (a) the Company has, and will maintain, policies and procedures reasonably designed to monitor and prevent market timing or excessive trading activity by its customers and (b) the Company will provide the Fund or its agent with assurances regarding the compliance of its handling of orders with respect to shares of the Designated Portfolios with the requirements of Rule 22c-1 under the 1940 Act, regulatory interpretations thereof, and the Fund’s market timing and excessive trading policies upon reasonable request. Additionally, the Company shall comply with provisions of the Prospectus (the term “Prospectus” to

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include the summary prospectuses and statutory prospectuses of the Portfolios of the Fund as defined in Rule 498 under the 1933 Act), the statements of additional information for the Fund (each an “SAI  ”), and with applicable federal and state securities laws. Among other things, and without limitation of the foregoing, the Company shall be responsible for reasonably assuring that the Company shall cause to be imposed and/or waived applicable redemption fees, if any, only in accordance with the Portfolio’s then current Prospectus or SAI and/or as instructed by the Underwriter. The Company further agrees to make reasonable efforts to assist the Fund and its service providers (including but not limited to the Underwriter) to detect, prevent and report market timing or excessive short-term trading of Portfolio shares. To the extent the Company has actual knowledge of violations of Fund policies (as set forth in the then current Prospectus or SAI) regarding (i) the timing of purchase, redemption or exchange orders and pricing of Portfolio shares, (ii) market timing or excessive short-term trading, or (iii) the imposition of redemption fees, if any, the Company agrees to report such known violations to the Underwriter.

2.13. The Fund represents and warrants that it will comply with the requirements of Rule 498 under the 1933 Act in connection with the offer and sale of Fund shares. The Fund further represents and warrants that, to the extent that it provides the Company with summary prospectuses, it will maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act, such that the Trust may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

ARTICLE III. Prospectuses and Proxy Statements; Voting.

3.1. The Underwriter shall provide the Company with as many copies of the Fund’s Prospectuses as the Company may reasonably request. The Company shall bear the expense of printing copies of the current Prospectuses for the Contracts that will be distributed to existing Contract owners, and the Company shall bear the expense of printing copies of the Fund’s Prospectuses that are used in connection with offering the Contracts issued by the Company. If requested by the Company in lieu thereof, the Fund shall provide such documentation (including a final copy of the new summary and/or statutory prospectus in electronic format at the Fund’s expense) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the Prospectuses for the Fund are amended) to have the prospectus for the Contracts and the Fund’s Prospectuses bound together in one document in accordance with applicable law, including but not limited to, Rule 498 under the 1933 Act (such printing to be at the Company’s expense). The decision to bind the Fund’s Prospectuses with each other and with other documents is solely within the discretion of the Company. The Company shall deliver the summary prospectus to existing Contract owners and potential investors as required by, and in accordance with, Rule 498 and all other applicable laws. In addition, the Company, in its sole discretion, reserves the right to deliver the statutory prospectus for the Fund in place of the summary prospectus.

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3.2. The Underwriter (or the Fund), at its expense, shall provide a reasonable number of copies of the current SAI for the Fund free of charge to the Company for itself and for any owner of a Contract who requests such SAI.

3.3. The Fund shall provide the Company with information regarding the Fund’s expenses, which information may include a table of fees and related narrative disclosure for use in any prospectus or other descriptive document relating to a Contract. The Company agrees that it will use such information in the form provided. The Company shall provide prior written notice of any proposed modification of such information, which notice will describe in detail the manner in which the Company proposes to modify the information, and agrees that it may not modify such information in any way without the prior consent of the Fund.

3.4. The Fund, at its expense, or at the expense of its designee, shall provide the Company with copies of its proxy material, reports to shareholders, and other communications to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

3.5. To the extent required by Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or Rule 6e-2 or Rule 6e-3(T) thereunder, other applicable law, or by regulatory order, whenever the Fund shall have a meeting of shareholders of any series or class of shares, the Company shall:

•        solicit voting instructions from Contract owners;

•        vote Fund shares held in each Account at such shareholder meetings in accordance with instructions received from Contract owners;

•        vote Fund shares held in each Account for which it has not received timely instructions in the same proportion as it votes the applicable series or class of Fund shares for which it has received timely instructions; and

•        vote Fund shares held in its general account in the same proportion as it votes the applicable series or class of Fund shares held by the Accounts for which it has received timely instructions.

Except with respect to matters as to which the Company has the right under Rule 6e-2 or Rule 6e-3(T) under the 1940 Act, to vote Fund shares without regard to voting instructions from Contract owners, neither the Company nor any of its affiliates will recommend action in connection with, or oppose or interfere with, the actions of the Fund Board to hold shareholder meetings for the purpose of obtaining approval or disapproval from shareholders (and, indirectly, from Contract owners) of matters put before the shareholders. The Company shall be responsible for assuring that it calculates voting instructions and votes Fund shares at shareholder meetings in a manner consistent with other Participating Insurance Companies. The Fund shall notify the Company of any material changes to the Mixed and Shared Funding Exemptive Order or conditions.

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Notwithstanding the foregoing, the Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law.

3.6. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges as required by the Shared Funding Exemptive Order and consistent with any reasonable standards that the Fund may adopt and provide in writing.

ARTICLE IV. Sales Material and Information.

4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material that the Company develops and in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named. No such material shall be used until reviewed by the Fund or its designee, and the Fund or its designee will review such sales literature or promotional material within ten Business Days after receipt of such material; provided, however, that if the Fund does not object or provide comments to the Company within ten Business Days after receipt of such material, the Company will be entitled to use such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named, and no such material shall be used if the Fund or its designee so object.

4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund or the Adviser or the Underwriter in connection with the sale of the Contracts other than the information or representations contained in the registration statement or Prospectus or SAI for the Fund shares, as such registration statement and Prospectus or SAI may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee or by the Underwriter, except with the permission of the Fund or the Underwriter or the designee of either. The Company shall comply with all applicable laws, including Rule 498 under the 1933 Act, when composing, compiling and delivering sales literature or other promotional material.

4.3. The Fund and the Underwriter, or their designee, shall furnish, or cause to be furnished, to the Company, each piece of sales literature or other promotional material that it develops and in which the Company, and/or its Account, is named. No such material shall be used until reviewed by the Company, and the Company will review such sales literature or promotional material within ten Business Days after receipt of such material; provided, however, that if the Company does not object or provide comments to the Fund within ten Business Days after receipt of such material, the Fund will be entitled to use such material. The Company reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Company and/or its Account is named, and no such material shall be used if the Company so objects.

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4.4. The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), or SAI for the Contracts, as such registration statement, prospectus, or SAI may be amended or supplemented from time to time, or in published reports for the Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

4.5. The Fund will provide to the Company at least one complete copy of all registration statements, summary and/or statutory prospectuses, SAIs, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, promptly after the filing of such document(s) with the SEC or other regulatory authorities.

4.6. The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), SAIs, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Account, promptly after the filing of such document(s) with the SEC or other regulatory authorities. The Company shall provide to the Fund and the Underwriter any complaints received from the Contract owners pertaining to the Fund or the Designated Portfolio.

4.7. The Fund will work with the Company at the Company’s reasonable request so as to enable the Company to solicit proxies from Contract owners, in an orderly manner.

4.8. For purposes of this Article IV, the phrase “sales literature and other promotional materials” includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, SAIs, shareholder reports, proxy materials, and any other communications distributed or made generally available with regard to the Fund.

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ARTICLE V.  Fees and Expenses.

5.1. Except as otherwise provided herein, no party to this Agreement shall pay any fee or other compensation to any other party to this Agreement. Except as otherwise provided herein, all expenses incident to performance by a party under this Agreement shall be paid by such party.

5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund’s shares, preparation and filing of the Fund’s Prospectuses and registration statement, proxy materials and reports, setting the Prospectuses in type, setting in type and printing the proxy materials and reports to shareholders, the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund’s shares.

5.3. The Company shall bear the expenses of distributing the Fund’s Prospectuses to owners of Contracts issued by the Company and of distributing the Fund’s proxy materials and reports to such Contract owners.

ARTICLE VI. Potential Conflicts.

The following provisions shall apply only upon the sale of shares of the Fund to variable life insurance separate accounts, and then only to the extent required under the 1940 Act.

6.1. The parties to this Agreement agree that the conditions or undertakings required by the Mixed and Shared Funding Exemptive Order that may be imposed on the Company, the Fund and/or the Underwriter by virtue of such order by the SEC: (i) shall apply only upon the sale of shares of the Designated Portfolios to variable life insurance separate accounts (and then only to the extent required under the 1940 Act); (ii) shall apply and be incorporated herein by reference only if any of the Company, any Participating Insurance Company, the Fund or the Adviser relies on the exemptions from Sections 9(a), 13(a), 15(a) or 15(b) of the 1940 Act granted by the Mixed and Shared Funding Exemptive Order; and (iii) such parties agree to comply with such conditions and undertakings to the extent applicable to each such party notwithstanding any provision of this Agreement to the contrary. The Mixed and Shared Funding Exemptive Order is attached hereto as Schedule B and is specifically incorporated by reference herein and made a part hereof.

6.2. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then

(a)  the  parties  to  this  Agreement,  as  appropriate,  shall  take  such  steps  as  may  be

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necessary to comply with Rules 6e- 2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5 and 3.6 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VII.   Indemnification.

7.1.      Indemnification By the Company.

(a) The Company agrees to indemnify and hold harmless the Fund and the Underwriter and each of its trustees/directors and officers, and each person, if any, who controls the Fund or Underwriter within the meaning of Section 15 of the 1933 Act or who is under common control with the Underwriter (collectively, the “Indemnified Parties” for purposes of this Section 7.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i) arise out of or are based upon any untrue statement or alleged untrue statements of any material fact contained in the registration statement, prospectus (which shall include a written description of a Contract that is not registered under the 1933 Act), or SAI for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement, prospectus or SAI for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, SAI, or sales literature of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or its agents or persons under the Company’s authorization or control, with respect to the sale or distribution of the Contracts or Fund Shares; or

(iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be

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stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

(iv) arise as a result of any material failure by the Company to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification requirements specified in Section 2.6 of this Agreement); or

(v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company;

as limited by and in accordance with the provisions of Sections 7.1(b) and 7.1(c) hereof.

(b) The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of its obligations or duties under this Agreement.

(c) The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against an Indemnified Party, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

(d) The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

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7.2.      Indemnification by the Underwriter.

(a) The Underwriter agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 7.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the registration statement, prospectus or SAI for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, SAI or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund or the Underwriter; or

(iv) arise as a result of any failure by the Fund or the Underwriter to provide the services and furnish the materials under the terms of this Agreement (including a failure of the Fund, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Sections 2.3 and 2.4 of this Agreement); or

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(v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter; or

as limited by and in accordance with the provisions of Sections 7.2(b) and 7.2(c) hereof

(b) The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to the Company or the Account, whichever is applicable.

(c) The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Party, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

(d) The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.

7.3.      Indemnification By the Fund.

(a) The Fund agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the “Indemnified Parties” for purposes of this Section 7.3) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which

15303021.1

the Indemnified Parties may be required to pay or may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages, liabilities or expenses (or actions in respect thereof) or settlements, are related to the operations of the Fund and:

(i) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Section 2.3 and 2.4 of this Agreement); or

(ii) arise out of or result from any material breach of any representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund;

as limited by and in accordance with the provisions of Sections 7.3(b) and 7.3(c) hereof. The parties acknowledge that the Fund’s indemnification obligations under this Section 7.3 are subject to applicable law.

(b) The Fund shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party’s willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party’s duties or by reason of such Indemnified Party’s reckless disregard of obligations and duties under this Agreement or to the Company, the Fund, the Underwriter or the Account, whichever is applicable.

(c) The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof. The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Fund to such party of the Fund’s election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

(d) The Company and the Underwriter agree promptly to notify the Fund of the commencement of any litigation or proceeding against it or any of its

15303021.1

respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

ARTICLE VIII. Applicable Law.

8.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of California.

8.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, any Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith. If, in the future, the Mixed and Shared Funding Exemptive Order should no longer be necessary under applicable law, then Article VI shall no longer apply.

ARTICLE IX. Termination.

9.1.      This Agreement shall continue in full force and effect until the first to occur of:

(a) termination by any party, for any reason with respect to some or all Designated Portfolios, by three (3) months advance written notice delivered to the other parties; or

(b) termination by the Company by written notice to the Fund and the Underwriter based upon the Company’s determination that shares of the Fund are not reasonably available to meet the requirements of the Contracts; or

(c) termination by the Company by written notice to the Fund and the Underwriter in the event any of the Designated Portfolio’s shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

(d) termination by the Fund or Underwriter in the event that formal administrative proceedings are instituted against the Company by FINRA, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding the Company’s duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund’s shares; provided, however, that the Fund or Underwriter determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or

(e) termination by the Company in the event that formal administrative proceedings are instituted against the Fund or Underwriter by FINRA, the SEC, or any state securities or insurance department or any other regulatory body;

15303021.1

provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or Underwriter to perform its obligations under this Agreement; or

(f) termination by the Company by written notice to the Fund and the Underwriter with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements specified in Section 2.4 hereof, or if the Company reasonably believes that such Portfolio may fail to so qualify or comply; or

(g) termination by the Fund or Underwriter by written notice to the Company in the event that the Contracts fail to meet the qualifications specified in Section 2.6 hereof; or

(h) termination by either the Fund or the Underwriter by written notice to the Company, if either one or both of the Fund or the Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(i) termination by the Company by written notice to the Fund and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that the Fund, Adviser, or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(j) termination by the Fund or the Underwriter by written notice to the Company, if the Company gives the Fund and the Underwriter the written notice specified in Section 9.3(iii) hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however, any termination under this Section 9.1(j) shall be effective forty-five days after the notice specified in Section 9.3(iii) was given; or

(k) termination by the Company upon any substitution of the shares of another investment company or series thereof for shares of a Designated Portfolio of the Fund in accordance with the terms of the Contracts, provided that the Company has given at least 45 days prior written notice to the Fund and Underwriter of the date of substitution; or

(l) termination by the Fund if the Board has decided to (i) refuse to sell shares of any Designated Portfolio to the Company and/or any of its Accounts; (ii) suspend or terminate the offering of shares of any Designated Portfolio; or (iii) dissolve, reorganize, liquidate, merge or sell all assets of the Fund or any Designated Portfolio, subject to the provisions of Section 1.1; or

15303021.1

(m) termination by any party in the event that the Fund’s Board of Trustees determines that a material irreconcilable conflict exists as provided in Article VI.

9.2. Notwithstanding any termination of this Agreement and subject to the Board’s discretionary authority to suspend or terminate the offering of Fund shares of any Designated Portfolio or class thereof under Section 1.1 hereto, the Fund and the Underwriter shall, at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as “Existing Contracts”), unless the Underwriter requests that the Company seek an order pursuant to Section 26(c) of the 1940 Act to permit the substitution of other securities for the shares of the Designated Portfolios. The Underwriter agrees to split the cost of seeking such an order requested by the Underwriter, and the Company agrees that it shall reasonably cooperate with the Underwriter and seek such an order upon request. Specifically, the owners of the Existing Contracts may be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts (subject to any such election by the Underwriter). The parties agree that this Section 9.2 shall not apply to any terminations under Article VI and the effect of such Article VI terminations shall be governed by Article VI of this Agreement. The parties further agree that this Section 9.2 shall not apply to any terminations under Section 9.1(g) of this Agreement.

9.3. The Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company’s assets held in the Account) except (i) as necessary to implement Contract owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a “Legally Required Redemption”), (iii) upon 45 days prior written notice to the Fund and the Underwriter, as permitted by an order of the SEC pursuant to Section 26(c) of the 1940 Act, but only if a substitution of other securities for the shares of the Designated Portfolios is consistent with the terms of the Contracts, or (iv) as permitted under the terms of the Contracts. Upon request, the Company will promptly furnish to the Fund reasonable assurance that any redemption pursuant to clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract owners from allocating payments to a Designated Portfolio that was otherwise available under the Contracts without first giving the Fund 45 days notice of its intention to do so.

9.4. Notwithstanding any termination of this Agreement, each party’s obligation under Article VII to indemnify the other parties shall survive.

ARTICLE X.  Notices.

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

15303021.1

If to the Fund:                           PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, CA 92660

Attention:  Legal Department

With a copy to:

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, CA 92660

Attention:  Legal Department

If to the Company:                    Midland National Life

4546 Corporate Dr.

Suite 100

West Des Moines, IA 50266

Attn:  Bill Lowe

If to Underwriter:                      PIMCO Investments LLC

1633 Broadway, 45th Floor

New York, NY 10019

Attention: Chief Legal Officer

ARTICLE XI. Miscellaneous.

11.1. All persons dealing with the Fund must look solely to the property of the Fund, and in the case of a series company, the respective applicable Designated Portfolios listed on Schedule A hereto as though each such Designated Portfolio had separately contracted with the Company and the Underwriter for the enforcement of any claims against the Fund. The parties agree that neither the Board, officers, agents or shareholders of the Fund assume any personal liability or responsibility for obligations entered into by or on behalf of the Fund.

11.2. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information has come into the public domain.

11.3. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

11.4. This Agreement may be executed in two or more counterparts, each of which taken together shall constitute one and the same instrument.

15303021.1

11.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

11.6. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the applicable Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable insurance contract operations of the Company are being conducted in a manner consistent with the applicable variable insurance contract laws and regulations and any other applicable law or regulations.

11.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

11.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.

11.9. The Company will comply with the Fund’s policies and procedures regarding market timing. The Company agrees to provide the Underwriter, upon written request, the taxpayer identification number (“ TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government- issued identifier (“GII”) and the Contract owner number or participant account number, if known, of any or all Contractholder(s) of the account, the name or other identifier of any investment professional(s) associated with the Contractholder(s) or account (if known), and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of shares held through an account maintained by the Company during the period covered by the request. Unless otherwise specifically requested by the Underwriter, the Company shall only be required to provide information relating to Contractholder-Initiated Transfer Purchases or Contractholder-Initiated Transfer Redemptions.

(a) Period Covered by Request. Requests must set forth a specific period, not to exceed 180 days from the date of the request, for which transaction information is sought. The Underwriter may request transaction information older than 180 days from the date of the request as it deems necessary to investigate compliance with policies established or utilized by the Fund or the Underwriter for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by a Portfolio.

(b) Form and Timing of Response. The Company agrees to provide, promptly upon request of the Underwriter, the requested information specified in

15303021.1

this Section 11.9. The Company agrees to use its best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in this Section 11.9 is itself a “financial intermediary,” as that term is defined in Rule 22c-2 under the 1940 Act (an “Indirect Intermediary”) and, upon request of the Underwriter, promptly either (i) provide (or arrange to have provided) the information set forth in this Section 11.9 for those Contractholders who hold an account with an Indirect Intermediary or (ii) restrict or prohibit the Indirect Intermediary from purchasing shares in nominee name on behalf of other persons. The Company additionally agrees to inform the Underwriter whether it plans to perform (i) or (ii) above. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any Contractholder and transaction information provided to the Underwriter should be consistent with the NSCC Standardized Data Reporting Format.

(c) Limitations on Use of Information. The Underwriter and the Fund agree not to use the information received under this Section 11.9 for marketing or any other similar purpose and will only use the information as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

(d) Agreement to Restrict Trading. The Company agrees to execute written instructions from the Underwriter to restrict or prohibit further purchases or exchanges of Portfolio shares by a Contractholder that has been identified by the Underwriter as having engaged in transactions in Portfolio shares (directly or indirectly through the Company’s account) that violate policies established or utilized by the Fund or the Underwriter for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by a Portfolio. Unless otherwise directed by the Underwriter, any such restrictions or prohibitions shall only apply to Contractholder-Initiated Transfer Purchases or Contractholder-Initiated Transfer Redemptions that are effected directly or indirectly through the Company.

(e) Form of Instructions. Instructions must include the TIN, ITIN or GII and the specific individual Contract owner number or participant account number associated with the Contractholder, if known, and the specific restriction(s) to be executed. Including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Contractholder is not known, the instructions must include an equivalent identifying number of the Contractholder(s) or account(s) or other agreed upon information to which the instruction relates.

(f) Timing of Response. The Company agrees to execute instructions from the Underwriter as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Company.

(g) Confirmation by the Company. The Company must provide written confirmation to the Underwriter that the Underwriter’s instructions to

15303021.1

restrict or prohibit trading have been executed. The Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

(h) Definitions. For purposes of this Section 11.9, the following terms shall have the following meanings, unless a different meaning is clearly required by the context:

(i) The term “Contractholder” means the holder of interests in a Contract or a participant in an employee benefit plan with a beneficial interest in a Contract.

(ii) The term “Contractholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Contractholder that results in a transfer of assets within a Contract to a Portfolio, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as a transfer of assets within a Contract to a Portfolio as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) as a result of a one-time step-up in Contract value pursuant to a Contract death benefit; (iv) as a result of an allocation of assets to a Portfolio through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required “free look” period.

(iii) The term “Contractholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Contractholder that results in a transfer of assets within a Contract out of a Portfolio, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Portfolio as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Portfolio as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

(iv) The term “Portfolios” shall mean the constituent series of the Fund, but for purposes of this Section 11.9 shall not include Portfolios excepted from the requirements of paragraph (a) of Rule 22c-2 by paragraph (b) of Rule 22c-2.

(v) The term “promptly” shall mean as soon as practicable but in no event later than five (5) business days from the Company’s receipt of the request for information from the Underwriter.

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(vi) The term “written” includes electronic writings and facsimile transmissions.

(vii) In addition, for purposes of this Section 11.9, the term “purchase” does not include the automatic reinvestment of dividends or distributions.

15303021.1

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.

MIDLAND NATIONAL LIFE

By its authorized officer

By:

Name:

Title:

Date:

PIMCO VARIABLE INSURANCE TRUST

By its authorized officer

By:

Name:

Title:

Date:

PIMCO INVESTMENTS LLC

By its authorized officer

By:

Name:

Title:

Date:

15303021.1

Schedule A

The term “Designated Portfolio” of the Fund will include the following:

Each series (each a “Portfolio”) of the PIMCO Variable Insurance Trust that offers Advisor Class shares and that is operating as of the date of this Agreement or commences operation after the date of this Agreement, other than any such Portfolio that ceases operations.

Segregated Asset Accounts: Midland National Life Separate Account C – established March 19, 1991 under Iowa law

Variable Life Insurance and Variable Annuity Contracts: LiveWell Variable Annuity (Securities Act of 1933 File Number 333-176870)

15303021.1

Schedule B

See attached order of the Securities and Exchange Commission: PIMCO Variable Insurance Trust, et al., Investment Company Act Rel. Nos. 22994 (Jan. 7, 1998) (Notice) and 23022 (Feb. 9, 1998) (Order)

15303021.1

PARTICIPATION AGREEMENT

Among

Rydex Variable Trust,

SBL Fund,

Rydex Distributors, LLC

And

[Insurance Company]

THIS AGREEMENT, made and entered into as of this ______ day of ___________, 20__ by and among _Midland National Life Insurance Company__________________(hereinafter the "Company"), a life insurance company organized under the laws of Iowa, on its own behalf and on behalf of each Account (defined below), RYDEX VARIABLE TRUST, a Delaware statutory trust, SBL FUND, a Kansas corporation and RYDEX DISTRIBUTORS, LLC (hereinafter the “Underwriter”), a Kansas limited liability company.

WHEREAS, the Underwriter is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”) and serves as the principal underwriter for Rydex Variable Trust and SBL Fund, each a registered investment company (each a “Fund”); and

WHEREAS, the Funds engage in business as open-end investment management companies and are available to act as (i) investment vehicles for separate accounts established by insurance companies for individual and group life insurance policies and individual and group annuity contracts with variable accumulation and/or pay-out provisions (hereinafter referred to individually and/or collectively as "Variable Insurance Products") and (ii) investment vehicles for certain qualified pension and retirement plans (hereinafter "Qualified Plans"); and

WHEREAS, insurance companies desiring to utilize the Funds as investment vehicles under their Variable Insurance Products enter into participation agreements with the Funds and the Underwriter (the “Participating Insurance Companies”); and

WHEREAS, beneficial interests in the Funds are divided into several series of interests or shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available under this Agreement (each such series is hereinafter referred to as a "Series"); and

WHEREAS, each Fund has obtained an order from the Securities and Exchange Commission, dated February 25, 1999 (File No. 812-11344), granting Participating Insurance Companies and Variable Insurance Product separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (hereinafter the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of each Fund to be sold to and held by Variable Insurance Product separate accounts of both affiliated and unaffiliated life insurance companies and Qualified Plans (hereinafter each a  "Mixed and Shared Funding Exemptive Order"); and

WHEREAS, each Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

WHEREAS, the Variable Insurance Products issued or that will be issued by the Company (“Contracts”) have been or will be registered by the Company under the 1933 Act, unless such Contracts are exempt from registration thereunder; and

WHEREAS, the Company has established each account as a duly organized, validly existing segregated asset account, by resolution or under authority of the Board of Directors of the Company to set aside and invest assets attributable to the aforementioned Contracts (each an “Account”), and the Company has registered or will register each Account as a unit investment trust under the 1940 Act; and

WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Series on behalf of each Account to fund the aforementioned Contracts, and the Underwriter is authorized to sell such shares to the Account at net asset value;

NOW, THEREFORE, in consideration of their mutual promises, the Company, the Funds, and the Underwriter each agree as follows:

                                              ARTICLE I.  Purchase of Fund Shares

1.1.  The Funds agree to make available for purchase by the Company shares of the Funds and shall execute orders placed for each Account on a daily basis at the net asset value next computed after receipt by the Funds or their designee of such order.  For purposes of this Section, the Company shall be the designee of the Funds for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Funds; provided that the Company uses its best efforts to deliver the order to the Funds by 9:00 a.m. Eastern time on the next following Business Day, and provided further that the final order is received by the Funds not later than 9:30 a.m. on such Business Day or, if the parties agree to communicate, process and settle purchase and redemption transactions for shares via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (“NSCC”), by the latest time trades are accepted by Fund/SERV.   “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration.  “Networking” shall mean NSCC’s system that allows mutual funds and life insurance companies to exchange account level information electronically.  "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Funds calculates their net asset value pursuant to the rules of the Securities and Exchange Commission.

1.2.  The Funds, so long as this Agreement is in effect, agree to make their shares available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Funds calculate their net asset values pursuant to rules of the Securities and Exchange Commission and the Funds shall use best efforts to calculate such net asset value on each day which the New York Stock Exchange is open for trading.  Notwithstanding the foregoing, the Board of Trustees of Rydex Variable Trust and the Board of Directors of SBL Fund (hereinafter the "Boards") may refuse to permit the Funds to sell shares of the Funds to any person, or suspend or terminate the offering of shares of any Series if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Fund.

1.3.  The Funds agree that shares of the Funds will be sold only to Participating Insurance Companies and their separate accounts and to certain Qualified Plans all in accordance with the requirement of Section 817(h)(1) of the Internal Revenue Code of 1986, as amended (“Code”) and Treasury regulation 1.817-5(f).  No shares of any Fund will be sold to the general public.

1.4.  The Funds will not make their shares available for purchase by any insurance company or separate account unless an agreement containing provisions substantially the same as in Section 1.3 of Article I, Section 2.4 of Article II, Section 3.5 of Article III, Article VI and Article VII of this Agreement is in effect to govern such sales.

1.5.  The Funds agree to redeem for cash, on the Company's request, any full or fractional shares of a Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by a Fund or its designee of the request for redemption.  Subject to and in accordance with applicable laws, and subject to written consent of the Company, the Funds may redeem shares for assets other than cash.  For purposes of this Section 1.5, the Company shall be the designee of the Funds for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Funds; provided that the Company uses its best efforts to deliver the order to the Funds by 9:00 a.m. Eastern time on the next following Business Day, and provided further that the final order is received by the Funds not later than 9:30 a.m. on such Business Day.  Payment by the Funds of redemption proceeds shall be made to the Company in federal funds transmitted by wire by  3:00 p.m. Eastern time on the Business Day that the Funds receive actual notice of an order to redeem, provided however, that the Funds reserve the right to postpone the date of payment in accordance with the 1940 Act.

1.6.  The Company agrees that purchases and redemptions of Fund shares offered by the then current prospectuses of the Funds shall be made in accordance with the provisions of such prospectuses, provided however, that the provisions of the then current Fund prospectuses will not be deemed to alter any provision of Section 1.1 or 1.5.

1.7.  The Company shall pay for Fund shares on the Business Day that it receives actual notice of a purchase order.   Payment shall be in federal funds transmitted by wire by 3 p.m. Eastern.  For purposes of Section 2.8 and 2.9, upon receipt by the Funds of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Funds.

1.8.  Issuance and transfer of the Funds’ shares will be by book entry only.  Stock certificates will not be issued to the Company or any Account.  Shares ordered from the Funds will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

1.9.  The Funds shall furnish same day notice (by electronic means, wire or telephone, followed by written confirmation) to the Company, by 6:30 p.m. Eastern time, of any income, dividends or capital gain distributions payable on Fund shares.  The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on the Fund shares in additional shares of that Fund.  The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash.  The Funds shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

1.10.  The Funds shall make the net asset value per share for each Fund available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:30 p.m. Eastern time. In the event that the Fund is unable to meet the time stated immediately above, then the Fund shall provide the Company with additional time to notify the Fund of purchase or redemption orders pursuant to Sections 1.1 and 1.5, respectively, above.  Such additional time shall be equal to the additional time that the Fund takes to make the net asset values available to the Company; provided, however, that notification must be made by 10:15 a.m. Eastern time on the Business Day such order is to be executed regardless of when the net asset value is made available.  If the Funds provide the Company with materially incorrect share net asset value information, the Company on behalf of the Account, shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value.  Any material error in the calculation of the net asset value per share, dividend or capital gain information shall be reported promptly upon discovery to the Company.  In the event that any such material error attributable to the Funds, or its designated agent for calculating the net asset value, any administrative or other costs or losses incurred for correcting underlying Contract owner accounts shall be at Underwriter’s expense.  Non-material errors will be corrected in the next Business Day's net asset value per share.

1.11.    Except as noted on Schedule A, it is agreed that Company, on behalf of an Account, has access under this Agreement to all Series and all share classes thereof (including Series and share classes created in the future) and that it shall not be necessary to list the Accounts, the Contracts, the Series or the share classes on Schedule A.  It is further agreed that a segregated asset account of the Company shall become an “Account” hereunder as of the date such segregated asset account first invests in a Fund.  A series of the Funds shall become a “Series” hereunder as of the date an Account first invests in such Series.  Notwithstanding the fact that Accounts, Contracts and Series need not be listed on Schedule A, the parties may, in their discretion and for convenience and ease of reference only, include one or more Accounts, Contracts and Series on Schedule A from time to time.

                                       ARTICLE II.  Representations and Warranties

2.1.  The Company represents and warrants that the Contracts are or will be registered under the 1933 Act; that the Contracts will be issued and sold in compliance in all material respects with all applicable federal securities and state securities and insurance laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.  The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under __Iowa_________state insurance laws and has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.

2.2.  The Funds represent and warrant that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with applicable federal and state securities laws and that the Funds are and shall remain registered under the 1940 Act.  The Funds shall amend the registration statements for their shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of shares.  The Funds shall register and qualify the shares for sale in accordance with the laws of the various states, to the extent required by applicable state law.

2.3.  The Funds represent and warrant that each Series is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that they will maintain such qualification (under Subchapter M or any successor or similar provision) and that the Funds will notify the Company immediately upon having a reasonable basis for believing that they have ceased to so qualify or that they might not so qualify in the future. The Funds represent and warrant that they have complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation 1.817-5 (or any successor or similar provisions) relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendements or other modifications or successor provisions to such Section or Regulation and that the Funds will notify the Company immediately upon having a reasonable basis for believing that they have ceased to so comply or that they might not so comply in the future and in the event of such a breach, to adequately diversify the affected portfolio so as to achieve compliance within the grace period afforded by Treasury Regulation §1.817-5.

2.4.  The Company represents and warrants that the Contracts are currently treated as life insurance policies or annuity contracts, under applicable provisions of the Code and that it will maintain such treatment and that it will notify the Funds immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

2.5.  The Funds represent that to the extent that they decide to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, they will have its Boards approve any plan under Rule 12b-1 to finance distribution expenses to the extent such approval is required by the 1940 Act.

2.6.  The Funds represent that they are lawfully organized and validly existing under the laws of the state in which each is organized and that they do and will comply in all material respects with the 1940 Act.

2.7.  The Underwriter represents and warrants that it is registered with the SEC under the 1934 Act as a broker/dealer and is a member in good standing of FINRA, and that it shall remain duly registered in all material respects to the extent required under all applicable federal and state securities laws and that it will perform its obligations for the Funds in compliance in all material respects with the laws of its state of domicile and any applicable state and federal securities laws, including the 1933 Act, the 1934 Act and the 1940 Act.

2.8.  The Funds represent and warrant that their directors, officers, employees dealing with the money and/or securities of the Funds are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Funds in an amount not less than the minimum coverage as required by Rule 17g-(1) under the 1940 Act or related provisions as may be promulgated from time to time.  The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.9.  The Company represents and warrants that all of its directors, officers, employees dealing with the money and/or securities of the Funds are and shall continue to be covered by a blanket fidelity bond or similar coverage for the benefit of the Company and the separate accounts in an amount not less than the minimum coverage as required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time.  The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.10  Each party represents and warrants that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate, partnership or trust action, as applicable, by such party, and, when so executed and delivered, this Agreement will be the valid and binding obligation of such party enforceable in accordance with its terms.

            2.11 The Company represents and warrants that it will cooperate with the Fund’s policy intended to discourage shareholders from trading that could be detrimental to long-term shareholders of the Fund (the “Policy”), as set forth in the Fund’s current prospectus (“Fund Prospectus”).  The aforesaid includes among other things, the monitoring of shareholder/participant trading activity and the restriction of shareholder/participant trading privileges at the sub-account level if warranted by the Policy and requested by the Fund.

            2.12.  The Company represents and warrants that it will adhere to all applicable anti-money laundering rules and regulations in fulfilling its obligations under this Agreement.

            2.13.  The Fund represents and warrants that it will comply with the requirements of Rule 498 under the 1933 Act in connection with the offer and sale of Fund shares.  The Fund further represents and warrants that, to the extent that it provides the Company with “summary prospectuses,” as such term is defined in Rule 498, it will maintain a website that is in compliance with all applicable requirements of Rule 498 under the 1933 Act, such that the Fund may be permitted to deliver summary prospectuses in lieu of statutory prospectuses, as such terms are defined in Rule 498.

            2.14.    The Company, Fund and Distributor agree that all non-public records, information, and data relating to the business of the other (including customer names and information and portfolio holdings information) that are exchanged or negotiated pursuant to this Agreement or in carrying out this Agreement shall remain confidential, and shall not be voluntarily disclosed by either party without the prior written consent of the other party, except as may be required by law or by such party to carry out this Agreement or an order of an court, governmental agency or regulatory body.

ARTICLE III. Prospectuses, Reports to Shareholders and Proxy Statements; Voting

3.1.  The Funds shall provide the Company with as many printed copies of the current prospectus, current Statement of Additional Information (“SAI”), supplements, proxy statements, and annual or semi-annual reports of each series as the Company may reasonably request, with expenses to be borne in accordance with Schedule C hereof. If requested by the Company in lieu thereof, the Funds shall provide such documents (including a print-ready PDF, or an electronic copy of the documents in a format suitable for printing and posting on the Company’s website, all as the Company may reasonably request) and such other assistance as is reasonably necessary in order for the Company to have prospectuses, SAIs, supplements and annual or semi-annual reports for the Contracts and the Funds printed together in a single document or posted on the Company’s web-site or printed individually by the Company if it so chooses.

3.2   If the Funds determine to distribute Fund summary prospectuses to Contract owners pursuant to Rule 498 of the 1933 Act, as set forth in Schedule D of this Agreement, then each party to the Agreement represents and warrants that  it complies with the requirements of Rule 498 and applicable SEC guidance regarding the Rule in connection therewith, and that it maintains policies and procedures reasonably designed to ensure that it can meet its obligations in connection with Fund summary prospectuses. The parties agree to comply with the terms included in the attached Schedule D as of the effective date of this Agreement.

3.3.  The Funds’ statement of additional information shall be obtainable from the Funds, the Company or such other person as the Funds may designate, as agreed upon by the parties.

3.4.  If and to the extent required by law the Company shall:

(i) solicit voting instructions from Contract owners;

(ii) vote the Fund shares in accordance with instructions received from Contract owners; and

(iii) vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such Fund for which instructions have been received,

so long as and to the extent that the Securities and Exchange Commission continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners.  The Company reserves the right to vote Fund shares held in any Account in its own right, to the extent permitted by law.  The Funds and the Company shall follow the procedures, and shall have the corresponding responsibilities, for the handling of proxy and voting instruction solicitations, as set forth in Schedule B attached hereto and incorporated herein by reference.  Participating Insurance Companies shall be responsible for ensuring that each of their separate accounts participating in a Fund calculates voting privileges in a manner consistent with the standards set forth on Schedule B, which standards will also be provided to the other Participating Insurance Companies.

3.5.  The Funds will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Funds will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Funds are not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b).  Further, the Funds will act in accordance with the Securities and Exchange Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

3.6. The Funds shall use reasonable efforts to provide Fund prospectuses, reports to shareholders, proxy materials and other Fund communications (or camera-ready equivalents) to the Company sufficiently in advance of the Company's mailing dates to enable the Company to complete, at reasonable cost, the printing, assembling and distribution of the communications in accordance with applicable laws and regulations.

                                       ARTICLE IV.  Sales Material and Information

4.1.  The Company shall furnish, or shall cause to be furnished, to the Underwriter, each piece of sales literature or other promotional material in which the Funds or the Underwriter are named, at least five Business Days prior to its use.  No such material shall be used if the Funds or their designee reasonably objects to such use within ten Business Days after receipt of such material.

4.2.  The Company shall not give any information or make any representations or statements on behalf of the Funds or concerning the Funds in connection with the sale of the Contracts other than the information or representations contained in the registration statements or prospectuses for the Funds, as such registration statements and prospectuses may be amended or supplemented from time to time, or in reports or proxy statements for the Funds, or in sales literature or other promotional material approved by the Funds or their designee, except with the permission of the Funds.

4.3.  The Funds or their designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company or its separate account(s) or Contracts are named at least ten Business Days prior to its use.  No such material shall be used if the Company or its designee reasonably objects to such use within five Business Days after receipt of such material.

4.4.  The Funds and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts, other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

4.5.  Upon request, the Funds will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Funds or their shares, contemporaneously with the filing of such document with the Securities and Exchange Commission or other regulatory authorities.

4.6.  Upon request, the Company will provide to the Funds at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the investment in the Funds under the Contracts, contemporaneously with the filing of such document with the Securities and Exchange Commission or other regulatory authorities.

4.7.  For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Funds or any affiliate of the Funds: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, reprints or excerpts of any other advertisement, sales literature, or published article), or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, shareholder reports, and proxy materials.

                                                  ARTICLE V.  Fees and Expenses

5.1.  The Funds shall pay no fee or other compensation to the Company under this Agreement, except that if any Fund adopts and implements or has adopted and implement a plan pursuant to Rule 12b-1 (or any successor rule adopted under the 1940 Act) to finance distribution expenses or a shareholder servicing plan to finance investor services, then payments may be made to the Company or its affiliate, or to the underwriter for the Contracts, or to other service providers if and in amounts agreed upon by the parties.

5.2.  All expenses incident to performance by the parties under this Agreement shall be paid in accordance with Schedule C.

                                                     ARTICLE VI.  Diversification

6.1.    The Funds will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as annuity, endowment or life insurance contracts, whichever is applicable, under the Code and the regulations issued thereunder.  Without limiting the scope of the foregoing, each Fund has complied and will at all times continue to comply with Section 817(h) of the Code and Treasury Regulation 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations.  In the event of a breach of this Article VI by a Fund, the Fund will take all reasonable steps (a) to notify Company of such breach as promptly as possible and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 1.817-5.

                                                 ARTICLE VII.   Potential Conflicts

7.1.  The Board of Trustees of Rydex Variable Trust or the Board of Directors of SBL Fund, as applicable (referred to in this Article VII collectively as the “Board”), will monitor the Funds for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Funds.  An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Fund are being managed; (e) a difference in voting instructions given by Variable Insurance Product owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners.  The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

7.2.  The Company will report any potential or existing conflicts of which it is aware to the Board.  The Company will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised.  This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.  Such responsibilities shall be carried out by the Company with a view only to the interests of its Contract owners.

7.3.  If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Funds and reinvesting such assets in a different investment medium, including (but not limited to) another Series of the  Funds, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance policy owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account. Such responsibilities shall be carried out by the Company with a view only to the interests of its Contract owners.

7.4.  If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Funds’ election, to withdraw the affected Account's investment in the Funds and terminate this Agreement with respect to such Account (at the Company's expense); provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  Any such withdrawal and termination must take place within six (6) months after a Fund gives written notice that this provision is being implemented, and until the end of that six-month period the Distributor shall continue to accept and implement orders by the Company for the purchase (and redemption) of Fund shares, subject to the terms of the Fund’s then-current prospectus. No charge or penalty will be imposed as a result of such withdrawal.  The Company agrees that it bears the responsibility to take remedial action in the event of a Board determination of an irreconcilable material conflict and the cost of such remedial action, and these responsibilities will be carried out with a view only to the interests of Contract owners.

7.5.  If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the position of the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Funds and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.  Until the end of the foregoing six month period, the Underwriter and Funds shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Funds.

7.6.  For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Funds be required to establish a new funding medium for the Contracts.  The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.  In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account’s investment in a Fund (subject to any applicable regulatory approval) and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

7.7.  If and to the extent the Mixed and Shared Funding Exemptive Order or any amendment thereto contains terms and conditions different from Sections 3.5, 3.6, 3.7, 7.1, 7.2, 7.3, 7.4, 7.5 and 7.8 of this Agreement, then the Funds and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with the Mixed and Shared Funding Exemptive Order, and Sections 3.5, 3.6, 3.7, 7.1, 7.2, 7.3, 7.4, 7.5, and 7.8 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in the Mixed and Shared Funding Exemptive Order or any amendment thereto.  If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Funds and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

                                                   ARTICLE VIII.  Indemnification

8.1.  Indemnification By The Company

 (a) The Company agrees to indemnify and hold harmless the Funds and each member of the Board and each officer and employee of the Funds, the Underwriter and each director, officer and employee of the Underwriter, and each person, if any, who controls the Funds, or the Underwriter within the meaning of Section 15 of the 1933 Act (collectively, an "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities, or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of Fund shares or the Contracts and:

(i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Funds for use in the registration statement or prospectus or statement of additional information for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature of the Funds not supplied by the Company, or persons under its control and other than statements or representations authorized by the Funds or the Underwriter) or unlawful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)  arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information or sales literature of the Funds or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Funds by or on behalf of the Company; or

(iv)  arise as a result of any material failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

(v)  arise out of or result from any material breach of any representation or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

 (b).  The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from the willful misfeasance, fraud, bad faith, or gross negligence on the part of any of the Indemnified Parties in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

 (c).  The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision unless the Company is materially prejudiced by failure to notify.   In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action.  The Company also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action.  After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

 (d).  The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Funds’ shares or the Contracts or the operation of the Funds.

8.2.  Indemnification by the Underwriter

(a). The Underwriter agrees to indemnify and hold harmless the Company and each of its directors, officers and employees and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, an "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)  arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus, statement of additional information or sales literature of the Funds (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Funds by or on behalf of the Company for use in the registration statement, prospectus, statement of additional information for the Funds or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)  arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature for the Contracts not supplied by the Funds or persons under its control and other than statements or representations authorized by the Company) or unlawful conduct of the Funds, Underwriter(s) or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)  arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Trust; or

(iv)  arise as a result of any material failure by the Funds to provide the services and furnish the materials under the terms of this Agreement, or

(v)  arise out of or result from any material breach of any representation and/or warranty made by the Funds or Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter; as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof, or

   vi. arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

 (b). The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities, or litigation incurred or assessed against an Indemnified Party as such may arise from the willful misfeasance, fraud, bad faith, or gross negligence on the part of any of the Indemnified Parties in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

 (c).  The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof.  The Underwriter also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action.  After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

 (d).  The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of each Account.

8.3.  Indemnification by the Funds

 (a).  The Funds agree to indemnify and hold harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (hereinafter collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Funds) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board, or any member thereof, and are related to the operations of the Funds and:

(i)  arise as a result of any failure by the Funds to provide the services and furnish the materials under the terms of this Agreement; or

(ii) arise out of or result from any material breach of any representation and/or warranty made by the Funds in this Agreement or arise out of or result from any other material breach of this Agreement by the Funds; or

(ii) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate

 (b).  The Funds shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as may arise from such Indemnified Party's willful misfeasance, fraud, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

 (c). The Funds shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Funds in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Funds of any such claim shall not relieve the Funds from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision.  In case any such action is brought against the Indemnified Parties, the Funds will be entitled to participate, at their own expense, in the defense thereof.  The Funds also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action.  After notice from the Funds to such party of the Funds’ election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Funds will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

 (d).  The Company agrees promptly to notify the Funds of the commencement of any litigation or proceedings against it or any of its respective officers or directors in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of any Account, or the sale or acquisition of shares of the Funds.

ARTICLE IX.  Applicable Law

9.1.  This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the substantive laws of the State of Kansas.

9.2.  This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

                                                        ARTICLE X.  Termination

10.1. This Agreement shall continue in full force and effect until the first to occur of:

(a)        termination by any party for any reason by one hundred and eighty (180) days advance written notice delivered to the other parties; or

(b)        termination by the Company by written notice to the applicable Fund or Funds and the Underwriter with respect to any Series based upon the Company's determination that shares of such Series are not reasonably available to meet the requirements of the Contracts; or

(c)        termination by the Company by written notice to the applicable Fund or Funds and the Underwriter with respect to any Series in the event any of the Series’ shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

(d)        termination by the Company by written notice to the applicable Fund or Funds and the Underwriter  in the event that any Series ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor or similar provision, or if the Company reasonably believes that any Series may fail to so qualify; or

(e)        termination by the Company by written notice to the applicable Fund or Funds and the Underwriter  in the event that any Series fails to meet the diversification requirements specified in Article VI hereof or if the Company reasonably believes that any Series may fail to meet such diversification requirements; or

(f)         termination by either of the Funds or the Underwriter by written notice to the Company if either of the Funds or Underwriter shall determine, in their sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity, provided that the Fund or the Distributor will give the Company sixty (60) days’ advance written notice of such determination of its intent to terminate this Agreement, and provided further that after consideration of the actions taken by the Company and any other changes in circumstances since the giving of such notice, the determination of the Fund or the Distributor shall continue to apply on the 60th day since giving of such notice, then such 60th day shall be the effective date of termination; or

(g)        termination by the Company by written notice to the Funds and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that either the Funds or the Underwriter have suffered a material adverse change in their or its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(h)        termination by the Company in the event that formal administrative proceedings are instituted against the Funds or Distributor by FINRA, the SEC, or any state securities or insurance department or any other regulatory body; provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Funds or Distributor to perform its obligations under this Agreement; or

(i)         termination by any party upon the other party’s breach of any representation in Section 2 or any material provision of this Agreement, which breach has not been cured to the satisfaction of the terminating party within ten (10) days after written notice of such breach is delivered to the Fund or the Company, as the case may be;

10.2.  Notwithstanding any termination of this Agreement, the Funds shall, at the option of the Company, continue to make available additional shares of the Series pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts").  Specifically, without limitation, the owners of the Existing Contracts shall be permitted to direct reallocation of investments in the Series, redemption of investments in the Series and investment in the Series upon the making of additional purchase payments under the Existing Contracts.  The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

10.3.  The Company shall not redeem Fund shares attributable to the Contracts (as distinct from Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, or (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the Securities and Exchange Commission pursuant to Section 26(b) of the 1940 Act.  Upon request, the Company will promptly furnish to the Funds the opinion of counsel for the Company to the effect that any redemption pursuant to clause (ii) above is a Legally Required Redemption.  Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract owners from allocating payments to a Series that was otherwise available under the Contracts without first giving the Series 90 days prior written notice of its intention to do so.

10.4  Notwithstanding any termination of this Agreement, each party’s obligations under Article VIII shall survive.

                                                           ARTICLE XI.  Notices

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Funds:

Rydex Variable Trust

One Security Benefit Place

Topeka, KS  66636-0001

Attn: Law Department

SBL Fund

One Security Benefit Place

Topeka, KS  66636-0001

Attn: Law Department

If to Underwriter:

Rydex Distributors, LLC

805 King Farm Blvd., Suite 600

Rockville, MD  20850

Attn:  Law Department

If to the Company:

                                    ARTICLE XII. Information Sharing

            13.1.  Company agrees to provide to Distributor or its designee, upon written request, the taxpayer identification number (“TIN”) and the Contract owner number or participant account number associated with the Contract owner, if known, of any or all Contract owners of the account and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Company during the period covered by the request.  Unless otherwise specifically requested by the Distributor or its designee, the Company shall only be required to provide information relating to Contract owner-Initiated transactions.  Requests must set forth a specific period, generally not to exceed 90 days from the date of the request, for which transaction information is sought.  Distributor or its designee may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.  Fund requests for Contract owner information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the shares issued by the Fund.

Company agrees to transmit the requested information that is on its books and records to Distributor or its designee promptly, but in any event not later than five (5) business days, or as otherwise agreed to by the parties, after receipt of a request.  If the requested information is not on the Company’s books and records, Company agrees to (i) provide or arrange to provide to the Fund the requested information pertaining to Contract owners who hold accounts with an indirect intermediary; or (ii) if directed by Distributor, block further purchases of Shares from such indirect intermediary.  In such instance, Company agrees to inform Distributor whether it plans to perform (i) or (ii).  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to Royce should be consistent with the NSCC Standardized Data Reporting Format.  For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the 1940 Act.

13.2.  Distributor agrees not to use the information received for marketing or any other similar purpose and will only use the information as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

13.3. Company agrees to execute written instructions from Distributor to restrict or prohibit further purchases (including shares acquired by exchanges) of Shares by a Contract owner that has been identified by Distributor or its designee as having engaged in transactions in the Shares (directly or indirectly through the Company’s account) that violates policies established by the Fund.  Unless otherwise directed by the Distributor, any such restrictions or prohibitions shall only apply to Contract owner-initiated transactions that are effected directly or indirectly through the Company.

13.4. Instructions must include the TIN, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place.  If the TIN is not known, the instructions must include an equivalent identifying number of the Contract owner (s) or account(s) or other agreed upon information to which instruction relates.

13.5. Company  agrees to execute instruction as soon as practicable, but not later than five (5) business days, or as otherwise agreed to by the parties, after receipt of the instructions by the Company.

13.6.  Company must provide written confirmation to Distributor that instructions have been executed.  Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

                                                    ARTICLE XIII.  Miscellaneous

12.1.  All persons dealing with the a Fund or Series thereof must look solely to the property of the applicable Fund or applicable Series thereof for the enforcement of any claims against such Fund as neither the Boards, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Funds and no Series of a Fund assumes liability for the obligation of any other Series of the Funds.  For purposes of the foregoing, obligations of the Funds under this Agreement, including without limitation indemnification obligations of the Funds under Section 8.3 of this Agreement, arising out of acts or failures to act by or on behalf of one or more series of the Funds shall be deemed to be obligations of such series only, enforceable only out of the assets of such series.

12.2.    Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

12.3.  The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

12.4.  This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

12.5.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

12.6.  Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.  Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the _Iowa_____________Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the insurance operations of the Company are being conducted in a manner consistent with the ___Iowa_______________ Insurance Regulations and any other applicable law or regulations.

12.7.  The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations at law or in equity, which the parties hereto are entitled to under state and federal laws.

12.8.  This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that the Underwriter may assign its rights under this Agreement (but not its obligations) to any affiliate of or company under common control with the Underwriter.

12.9  This Agreement may be amended only by a writing signed by all parties.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.

[INSURANCE COMPANY] By: ______________________________	RYDEX VARIABLE TRUST By: ______________________________
SBL FUND By: ______________________________
RYDEX DISTRIBUTORS, LLC. By: ______________________________

SCHEDULE A

                          SEPARATE ACCOUNTS AND ASSOCIATED CONTRACTS

Shares of the Funds shall be made available as investments for the following Separate Accounts:

    Name of Separate Account

Additionally, “Accounts” and “Contracts” will include any new Accounts and Contracts created subsequent to the date hereof.

Fund and Series

Rydex Variable Trust

Alternative Strategies Allocation Fund

Amerigo Fund

Banking Fund

Basic Materials Fund

Biotechnology Fund

Clermont Fund

Commodities Strategy Fund

Consumer Products Fund

Dow 2x Strategy Fund

DWA Flexible Allocation Fund

DWA Sector Rotation Fund

Electronics Fund

Energy Fund

Energy Services Fund

All-Asset Aggressive Strategy Fund

All-Asset Conservative Strategy Fund

All-Asset Moderate Strategy Fund

Europe 1.25x Strategy Fund

Financial Services Fund

Government Long Bond 1.2x Strategy Fund

Health Care Fund

International Long Short Select Fund

Internet Fund

Inverse Dow 2x Strategy Fund

Inverse Government Long Bond Strategy Fund

Inverse Mid-Cap Strategy Fund

Inverse NASDAQ-100® Strategy Fund

Inverse Russell 2000® Strategy Fund

Inverse S&P 500 Strategy Fund

Japan 2x Strategy Fund

Leisure Fund

Managed Futures Strategy Fund

Mid-Cap 1.5x Strategy Fund

Multi-Hedge Strategies Fund

NASDAQ-100® 2x Strategy Fund

NASDAQ-100® Fund

Nova Fund

Precious Metals Fund

Real Estate Fund

Retailing Fund

Russell 2000® 1.5x Strategy Fund

Russell 2000® 2x Strategy Fund

S&P 500 2x Strategy Fund

S&P 500 Pure Growth Fund

S&P 500 Pure Value Fund

S&P MidCap 400 Pure Growth Fund

S&P MidCap 400 Pure Value Fund

S&P SmallCap 600 Pure Growth Fund

S&P SmallCap 600 Pure Value Fund

Select Allocation Fund

Strengthening Dollar 2x Strategy Fund

Technology Fund

Telecommunications Fund

Transportation Fund

U.S. Government Money Market Fund

U.S. Long Short Momentum Fund

Utilities Fund

Weakening Dollar 2x Strategy Fund

SBL Fund

Series A (Large Cap Core Series)

Series B (Large Cap Value Series)

Series C (Money Market Series) – not available

Series D (Global Series)

Series E (U.S. Intermediate Bond Series)

Series J (Mid Cap Growth Series)

Series N (Managed Asset Allocation Series)

Series O (All Cap Value Series)

Series P (High Yield Series)

Series Q (Small Cap Value Series)

Series V (Mid Cap Value Series) – not available

Series X (Small Cap Growth Series)

Series Y (Large Cap Concentrated Growth Series)

Series Z (Alpha Opportunity Series) – not available

Additionally, “Series” will include any series created subsequent to the date hereof.

SCHEDULE B

                                                 PROXY VOTING PROCEDURES

The following is a list of procedures and corresponding responsibilities for the handling of proxies and voting instructions relating to the Funds.  The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term "Company" shall also include the department or third party assigned by the Company to perform the steps delineated below.

1          The proxy proposals are given to the Company by the Funds as early as possible before the date set by the Funds for the shareholder meeting to enable the Company to consider and prepare for the solicitation of voting instructions from owners of the Contracts and to facilitate the establishment of tabulation procedures.  At this time the Funds will inform the Company of the Record, Mailing and Meeting dates.  This will be done verbally approximately two months before meeting.

2          Promptly after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each contract owner/policyholder (the "Customer") as of the Record Date.  Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

Note: The number of proxy statements is determined by the activities described in this Step #2.  The Company will use its best efforts to call in the number of Customers to the Funds, as soon as possible, but no later than two weeks after the Record Date.

3          The Funds’ Annual Report must be sent to each Customer by the Company either before or together with the Customers' receipt of voting, instruction solicitation material.  The Funds will provide the last Annual Report to the Company pursuant to the terms of Section 3.3 of the Agreement to which this Schedule relates.

4          The text and format for the Voting Instruction Cards ("Cards" or "Card") is provided to the Company by the Funds.  The Company, at its expense, shall produce and personalize the Voting Instruction Cards.  The Funds or their affiliate must approve the Card before it is printed.  Allow approximately 2-4 business days for printing information on the Cards.  Information commonly found on the Cards includes:

a          name (legal name as found on account registration)

b          address

c          Fund or account number

d          coding to state number of units

e          individual Card number for use in tracking and verification of votes (already on Cards as printed by the Funds).

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

5          During this time, the Funds will develop, produce and pay for the Notice of Proxy and the Proxy Statement (one document).  Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Company).  Contents of envelope sent to Customers by the Company will include:

a          Voting Instruction Card(s)

b          one proxy notice and statement (one document)

c          return envelope (postage pre-paid by Company) addressed to the Company or its tabulation agent

d          "urge buckslip" - optional, but recommended.  (This is a small, single sheet of paper that requests Customers to vote as quickly as possible and that their vote is important.  One copy will be supplied by the Funds.)

e          cover letter - optional, supplied by Company and reviewed and approved in advance by the Trust

6          The above contents should be received by the Company approximately 3-5 business days before mail date.  Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness.  Copy of this approval sent to the Trust.

7          Package mailed by the Company.

*          The Funds must allow at least a 15-day solicitation time to the Company as the shareowner.  (A 5-week period is recommended.)  Solicitation time is calculated as calendar days from (but not  including,) the meeting, counting backwards.

8          Collection and tabulation of Cards begins.  Tabulation usually takes place in another department or another vendor depending on process used.  An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

Note:  Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by the Funds in the past.

9          Signatures on Card checked against legal name on account registration which was printed on the Card.

Note:  For Example, if the account registration is under "John A. Smith, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

10        If Cards are mutilated, or for any reason are illegible or are not signed properly, they are sent back to Customer with an explanatory letter and a new Card and return envelope.  The mutilated or illegible Card is disregarded and considered to be not  received  for purposes of vote tabulation.  Any Cards that have been "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system.  Any questions on those Cards are usually remedied individually.

11        There are various control procedures used to ensure proper tabulation of votes and accuracy of that tabulation.  The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated.  If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur.  This may entail a recount.

12        The actual tabulation of votes is done in units which is then converted to shares. (It is very important that the Funds receives the tabulations stated in terms of a percentage and the number of shares.)  The Funds must review and approve tabulation format.

13        Final tabulation in shares is verbally given by the Company to the Funds on the morning of the meeting not later than 10:00 a.m. Eastern time.  The Funds may request an earlier deadline if reasonable and if required to calculate the vote in time for the meeting.

14        A Certification of Mailing and Authorization to Vote Shares will be required from the Company as well as an original copy of the final vote.  The Funds will provide a standard form for each Certification.

15        The Company will be required to box and archive the Cards received from the Customers.  In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, the Funds will be permitted reasonable access to such Cards.

16        All approvals and "signing-off' may be done orally, but must always be followed up in writing.

SCHEDULE C

EXPENSES

The Funds and the Company will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below.  The term “Current” is defined as an existing Contract owner with value allocated to one or more Series.  The term “Prospective” is defined as a potential new Contract owner.

Item	Function	Party Responsible for Coordination	Party Responsible for Expense
Fund Prospectus	Printing of prospectuses	Company	Current - Fund Prospective - Company
	Distribution (including postage) to Current Clients	Company	Company
	Distribution (including postage) to Prospective Clients	Company	Company
Fund Prospectus Update & Distribution	If Required by Fund or Distributor	Distributor	Distributor
	If Required by Company	Company (Distributor to provide Company with document in PDF format)	Company
Fund SAI	Printing	Distributor	Company
	Distribution (including postage) to Current Clients	Company	Company
	Distribution (including postage) to Prospective Clients	Company	Company
Proxy Material for Fund	Printing of proxy required by Law	Fund	Fund
	Distribution (including labor) of proxy required by Law	Company	Fund
Fund Annual & Semi-Annual Report	Printing of reports	Fund	Current - Fund Prospective - Company
	Distribution	Company	Current - Fund Prospective - Company
Other communication to New and Prospective clients	If Required by Law, the Fund or Distributor	Company	Current - Fund Prospective - Company
	If Required by Company	Company	Company
	Distribution (including labor and printing) if required by Company	Company	Company
Operations of the Fund

All operations and related expenses, including the cost of registration and qualification of shares, taxes on the issuance or transfer of shares, cost of management of the business affairs of a Fund, and expenses paid or assumed by a Fund pursuant to any Rule 12b-1 plan

		Fund	Fund
Operations of the Accounts	Federal registration of units of separate account (24f-2 fees)	Company	Company

Schedule D

Fund Summary Prospectus Schedule entered into by and among Rydex Variable Trust and SBL Fund (the “Funds”), Rydex Distributors, LLC (the “Underwriter”), and _____________________ (the “Company”).

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Agreement.

1.      For purposes of this Schedule D, the terms Summary Prospectus and Statutory Prospectus shall have the same meaning as set forth in Rule 498.

2.      The Funds shall provide the Company with copies of the Summary Prospectuses and any supplements thereto in the same manner and at the same times as the Agreement requires that the Funds provide the Company with Statutory Prospectuses.

3.      The Funds and the Underwriter each represents and warrants that the Summary Prospectuses and the web site hosting of such Summary Prospectuses will comply with the requirements of Rule 498 applicable to the Funds and their Series.  Each Fund further represents and warrants that it has appropriate policies and procedures in place to ensure that such web site continuously complies with Rule 498.

4.      The Funds and the Underwriter each agrees that the URL indicated on each Summary Prospectus will lead Contract owners directly to the web page used for hosting Summary Prospectuses and that such web page will host the current Fund documents required to be posted in compliance with Rule 498.  The Funds shall immediately notify the Company of any unexpected extended interruptions in availability of this web page.

5.      The Funds and the Underwriter represent and warrant that they will be responsible for compliance with the provisions of Rule 498(f)(i) involving Contract owner requests for additional Fund documents made directly to the Funds or the Underwriter, or one of their affiliates.  The Funds and the Underwriter further represent and warrant that any information obtained about Contract owners pursuant to this provision will be used solely for the purposes of responding to requests for additional Fund documents.

6.      The Company represents and warrants that it will respond to requests for additional Fund documents made by Contract owners directly to the Company or one of its affiliates.

7.      The Company represents and warrants that any bundling of Summary Prospectuses and Statutory Prospectuses will be done in compliance with Rule 498.

8.      At the Company’s request, the Underwriter and the Funds will provide the Company with URLs to the current Fund documents for use with the Company’s electronic delivery of Fund documents or on the Company’s website.  The Underwriter and the Funds will be responsible for ensuring the integrity of the URLs and for maintaining the Funds' current documents on the site to which such URLs originally navigate to.

9.      If either Fund determines that it will end its use of the Summary Prospectus delivery option, such Fund will provide the Company with at least 60 days’ advance notice of its intent so that the Company can arrange to deliver a Statutory Prospectus in place of a Summary Prospectus.  In order to comply with Rule 498(e)(1), the Funds shall continue to maintain their website in compliance with the requirements of this Agreement and Rule 498 for a minimum of 90 days after the termination of any such notice period.

10.  The parties agree that all other provisions of the Participation Agreement, including the indemnification provisions and Schedule C, will apply to the terms of this Schedule D as applicable.

[24(b)(9)(a)]

[Midland National Letterhead]

December 15, 2011

The Board of Directors

Midland National Life Insurance Company

Des Moines, Iowa

Gentlemen:

With reference to the Registration Statement for Midland National Life Separate Account C filed on form N-4 (File number 333-176870 Pre-Effective Amendment No. 1) with the Securities and Exchange Commission covering flexible premium deferred variable annuity policies, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

1.      Midland National Life Insurance Company is duly organized and validly existing under the laws of the State of Iowa and has been duly authorized to issue individual flexible premium deferred variable annuity contracts by the Department of Insurance of the State of Iowa.

2.      The Midland National Life Insurance Company Separate Account C is a duly authorized and existing separate account established pursuant to the provisions of the Iowa Statutes.

3.      The flexible premium deferred variable annuity contracts, when issued as contemplated by said Form N-4 Registration Statement, will constitute legal, validly issued and binding obligations of Midland National Life Insurance Company.

I hereby consent to the filing of this opinion as an Exhibit to said N-4 Registration Statement.

Sincerely,

Stephen P. Horvat, Jr.

Senior Vice President and

Chief Legal Officer

 [24(b)(9)(b)]

POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the “Company”), hereby constitute and appoint Stephen P. Horvat Jr., and Teresa A. Silvius, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 (33-16354; 33-76318; 333-14061; 333-14081; 333-80975; 333-58300; 333-148111; 333-148824; 333-153825; 333-119088; 333-108437; 333-71800; 33-64016; 333-128910; 333-128978; 333-176870) and under the Investment Company Act of 1940 (811-05271; 811-07772) with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this               day of               2011.

SIGNATURE                             DATE                 SIGNATURE                                          DATE

/s/                                            09/26/11            /s/                                                         09/26/11

Michael M. Masterson                                        John J. Craig II

/s/                                            09/28/11             /s/                                                         09/21/11

Steven C. Palmitier                                            Esfandyar E. Dinshaw

/s/                                            09/22/11             /s/                                                         09/23/11

Roland C. Baker                                                Willard Bunn, III

/s/                                            09/28/11

Daniel M. Kiefer

[Sutherland Letterhead]

December 14, 2011

Midland National Life Insurance Company

One Sammons Plaza

Sioux Falls, SD  57193

Re:	LiveWell VA File No. 333-176870, Pre-Effective Amendment # 1

Gentlemen:

                        We hereby consent to the reference to our name under the caption “Legal Matters” in the Statement of Additional Information filed as part of the Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by Midland National Life Insurance Company Separate Account C for certain variable annuity contracts (File No. 333-176870).  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

SUTHERLAND ASBILL & BRENNAN LLP

/s/            Frederick R. Bellamy

                                                                           Frederick R. Bellamy

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-176870) of our report dated April 25, 2011 relating to the financial statements and financial statement schedules of Midland National Life Insurance Company Separate Account C and our report dated March 25, 2011, relating to the financial statements of Midland National Life Insurance Company, which appear in such Registration Statement.  We also consent to the references to us under the headings “Financial Statements” and “Financial Matters” in such Registration Statement.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
December 15, 2011